Form 20-F
period 2022-03-31
Waldencast plc
filed 2022-08-03
CIK 1840199

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 27, 2022

Commission File Number: 001-40207

Waldencast plc

(Exact name of Registrant as specified in its charter)

Not applicable	Jersey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

10 Bank Street, Suite 560

White Plains, NY 10606

(917) 546-6828

(Address of principal executive offices)

Michel Brousset

Chief Executive Officer

c/o Waldencast plc

10 Bank Street, Suite 560

White Plains, NY 10606

(917) 546-6828

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value $0.0001 per share	WALD	Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	WALDW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On August 3, 2022, the issuer had 107,564,779 ordinary shares outstanding, consisting of 86,460,554 outstanding Waldencast plc Class A ordinary shares, par value $0.0001 per share, and 21,104,225 outstanding Waldencast plc Class B ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On July 27, 2022 (the “Closing Date”), Waldencast plc, a public limited company incorporated under the laws of Jersey and formerly known as Waldencast Acquisition Corp. (“Waldencast plc” or the “Company”), consummated the previously announced business combination with Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), and Milk Makeup LLC, a Delaware limited liability company (“Milk”).

Pursuant to the Agreement and Plan of Merger, dated as of November 15, 2021 (the “Obagi Merger Agreement”), by and among the Company, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect subsidiary of the Company (“Merger Sub”), and Obagi, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of the Company (the “Obagi Merger”).

Pursuant to the Equity Purchase Agreement, dated as of November 15, 2021 (the “Milk Equity Purchase Agreement” and, together with the Obagi Merger Agreement, the “Transaction Agreements”), by and among the Company, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Milk Purchasers”), Milk, certain former members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members (the “Equityholder Representative”), the Milk Purchasers acquired from the Milk Members, and the Milk Members sold to the Milk Purchasers, all of the issued and outstanding membership units of Milk in exchange for the Milk Cash Consideration (as defined in the Milk Equity Purchase Agreement), the Milk Equity Consideration (as defined in the Milk Equity Purchase Agreement), which consists of partnership units of Waldencast LP (“Waldencast LP Common Units”) exchangeable for Waldencast plc Class A ordinary shares (as defined below), and the Waldencast plc Class B ordinary shares (as defined below) (the “Milk Transaction” and, collectively with the Obagi Merger and the other transactions contemplated by the Transaction Agreements, the “Business Combination”).

On July 26, 2022, prior to the Closing Date, with the approval of the Company’s shareholders, and in accordance with the Companies Act (As Revised) of the Cayman Islands (“Cayman Act”), the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”), and the Company’s amended and restated memorandum and articles of association, the Company effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey and the Company changed its name from “Waldencast Acquisition Corp.” to “Waldencast plc” (the “Domestication”).

In connection with the Domestication: (i) each of the then issued and outstanding Waldencast Acquisition Corp. Class A ordinary shares, par value $0.0001 per share, converted automatically, on a one-for-one basis, into Waldencast plc Class A ordinary shares, par value $0.0001 per share (“Waldencast plc Class A ordinary shares”), (ii) each of the then issued and outstanding Waldencast Acquisition Corp. Class B ordinary shares, par value $0.0001 per share, converted automatically, on a one-for-one basis, into Waldencast plc Class A ordinary shares, (iii) each of the then issued and outstanding Waldencast Acquisition Corp. warrants converted automatically, on a one-for-one basis, into warrants to acquire Waldencast plc Class A ordinary shares (“Waldencast plc Warrants”), pursuant to the Warrant Agreement, dated March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each of the then issued and outstanding Waldencast Acquisition Corp. units were cancelled and the holders thereof were entitled, on a one-for-one basis, to one share of Waldencast plc Class A ordinary shares and one-third of one Waldencast plc Warrant.

In connection with the execution of the Transaction Agreements, the Company entered into certain subscription agreements, executed on or prior to November 14, 2021 (the “Initial Subscription Agreements”), pursuant to which certain investors (the “Initial PIPE Investors”) agreed to purchase, in the aggregate, 10,500,000 Waldencast plc Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million (the “Initial PIPE Investment”).

The Transaction Agreements provided that Waldencast could enter into additional subscription agreements with investors to participate in the purchase of shares of Waldencast plc after November 15, 2021 but prior to the Closing Date. On June 14, 2022, Waldencast entered into subsequent subscription agreements (the “June Subsequent Subscription Agreements”) with certain investors (collectively, the “June Subsequent PIPE Investors”) on the same terms as the Initial PIPE Investors, pursuant to which the June Subsequent PIPE Investors collectively subscribed for 800,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $8.0 million (the “June Subsequent PIPE Investment”).

On July 15, 2022, Waldencast entered into subsequent subscription agreements (the “July Subsequent Subscription Agreements” and together with the Initial Subscription Agreements and the June Subsequent Subscription Agreements, the “PIPE Subscription Agreements”) with certain investors (collectively, the “July Subsequent PIPE Investors” and, together with the Initial PIPE Investors and the June Subsequent PIPE Investors, the “PIPE Investors”) on the same terms as the Initial PIPE Investors and the June Subsequent PIPE Investors. Pursuant to, and on the terms and subject to the conditions of the applicable July Subsequent Subscription Agreement, the July Subsequent PIPE Investors collectively subscribed for 500,000 shares of Waldencast plc Class A ordinary shares for an aggregate purchase price equal to $5,000,000 (the “July Subsequent PIPE Investment” and together with the Initial PIPE Investment and the June Subsequent PIPE Investment, the “PIPE Investment”).

In connection with the Company’s initial public offering; (i) on February 22, 2021, the Company, Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”) and Dynamo Master Fund (a member of the Sponsor) entered into a Forward Purchase Agreement (the “Sponsor Forward Purchase Agreement”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (a member of the Sponsor) (collectively, “Burwell”) on December 20, 2021, under which the Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor Forward Purchase Agreement, pursuant to which, Burwell and Dynamo Master Fund committed to subscribe for and purchase 16,000,000 Waldencast plc Class A ordinary shares and 5,333,333 Waldencast plc Warrants for an aggregate commitment amount of $160.0 million; and (ii) the Company and Beauty Ventures LLC (“Beauty Ventures” and, together with Dynamo Master Fund and Burwell, the “Forward Purchasers”) entered into a Forward Purchase Agreement on March 1, 2021 (“the Third-Party Forward Purchase Agreement” and, together with the Sponsor Forward Purchase Agreement, the “Forward Purchase Agreements”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Waldencast plc Class A ordinary shares and up to 5,766,666 Waldencast plc Warrants for an aggregate commitment amount of $173.0 million. Members of our sponsor or their affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party Forward Purchase Agreement exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale.

The Waldencast plc Class A ordinary shares and the Waldencast plc Warrants, as applicable, issued pursuant to the PIPE Subscription Agreements and the Forward Purchase Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Company granted the PIPE Investors and the Forward Purchasers certain registration rights in connection with the PIPE Subscription Agreements and the Forward Purchase Agreements.

The Business Combination was consummated on July 27, 2022. The transaction was unanimously approved by Waldencast plc’s Board of Directors and was approved at the extraordinary general meeting of Waldencast plc’s shareholders held on July 25, 2022, or the “Extraordinary General Meeting”. Waldencast plc’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, Obagi and Milk have become indirect subsidiaries of the Company.

On July 28, 2022, Waldencast plc Class A ordinary shares and Waldencast plc Warrants commenced trading on the Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively.

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Amendment No. 7 of the Registration Statement on Form F-4 (333-262692) filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2022 (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information on the directors and executive officers of the Company upon consummation of the Business Combination is set forth in the Company’s Form F-4, in the section titled “Management of Waldencast plc Following the Business Combination,” which is incorporated herein by reference.

The business address for each of the Company’s directors and executive officers is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

B.	Auditors

Marcum LLP has acted as the independent registered public accounting firm for the Company as of December 31, 2021 and for the period from December 8, 2020 (inception) through December 31, 2020.

New York, NY

PCAOB ID Number 688

In connection with the consummation of the Business Combination, the Company intends to engage Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm following the closing of the Business Combination and subject to Deloitte’s completion of its standard client acceptance procedures.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Prior to the Business Combination, the Company had no material assets and did not operate any business. Following and as a result of the Business Combination, the business of the Company is conducted through Obagi and Milk, the Company’s indirect subsidiaries, and their subsidiaries.

Company

Selected financial information of the Company is included in the Form F-4 in the section entitled “Selected Historical Financial Information of Waldencast,” which is incorporated herein by reference.

Obagi

Selected financial information regarding Obagi is included in the Form F-4 in the section entitled “Selected Historical Financial Information of Obagi,” which is incorporated herein by reference.

Milk

Selected financial information regarding Milk is included in the Form F-4 in the section entitled “Selected Historical Financial Information of Milk,” which is incorporated herein by reference.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2022, after giving effect to the Business Combination, the PIPE Subscription Agreements, the Forward Purchase Agreements and the Credit Agreement.

As of March 31, 2022 (pro forma for Business Combination, PIPE Investment, Forward Purchase Transactions and Credit Agreement)	($ in millions)
Cash and cash equivalents	$58.5

Total equity	862.4
Debt:
Loans and borrowings (non-current)	174.5
Loans and borrowings (current)	7.8
Total indebtedness	182.2

Total capitalization	$1,044.6

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Waldencast plc (formerly known as Waldencast Acquisition Corp.) was incorporated on December 8, 2020 as a Cayman Islands exempted company and a blank check company solely for the purpose of effecting the Business Combination, which was consummated on July 27, 2022. On July 26, 2022, with the approval of the Company’s shareholders, and in accordance with the Cayman Act, the Jersey Companies Law and the Company’s amended and restated memorandum and articles of association, the Company effected the Domestication, pursuant to which the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey and the name of the Company was changed to Waldencast plc.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. The history and development of Waldencast plc, and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “BCA Proposal,” “Information About Waldencast” and “Description of Waldencast plc Securities,” which are incorporated herein by reference.

Waldencast plc’s registered office is 2nd Floor Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB. Following the consummation of the Business Combination, its principal executive office is 10 Bank Street, Suite 560, White Plains, NY 10606, and its telephone number is (917) 546-6828.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since Waldencast plc is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, it is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

Waldencast plc’s principal website address is waldencast.com. The information contained on Waldencast plc’s website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Following and as a result of the Business Combination, all of Waldencast plc’s business is conducted through its subsidiaries and consolidated affiliated entities. A description of the business is included in the Form F-4 in the sections entitled “Information about Waldencast,” “Information about Obagi,” “Information about Milk,” “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Obagi and Milk became indirect subsidiaries of Waldencast plc. The following diagram depicts a simplified organizational structure of Waldencast plc, as of the date hereof.

D.	Property, Plants and Equipment

Waldencast plc’s property, plants and equipment are held directly and through Obagi and Milk. Information regarding Waldencast plc, Obagi and Milk’s property, plants and equipment is described in the Form F-4 under the headings “Information about Waldencast – Facilities,” “Information about Obagi – Properties” and “Information about Milk – Properties,” which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of Waldencast plc is included in the Form F-4 in the section titled “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of Waldencast plc following the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of Waldencast plc is set forth in the Form F-4, in the section titled “Information about Waldencast – Executive Officer and Director Compensation,” which is incorporated herein by reference.

A discussion of the Waldencast plc 2022 Incentive Award Plan is included in the Form F-4 in the section entitled “The Incentive Award Plan Proposal,” which is incorporated herein by reference. The Company expects that the board of directors or the compensation committee of the Company’s board of directors will make grants of awards under the Incentive Award Plan Proposal to eligible participants. A copy of the Incentive Award Plan is filed as Exhibit 4.9 to this Report.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. For further details please refer to Item 7.B of this Report.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of Waldencast plc following the Business Combination,” which is incorporated herein by reference.

D.	Employees

Information pertaining to Waldencast plc’s employees is set forth in the Form F-4, in the section titled “Information about Waldencast plc—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of ordinary shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of the date hereof, there are 107,564,779 ordinary shares outstanding, consisting of 86,460,554 Waldencast plc Class A ordinary shares and 21,104,225 Waldencast plc Class B ordinary shares.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Waldencast plc Class A ordinary shares	% of Waldencast plc Class A ordinary shares outstanding	Waldencast plc Class B ordinary shares(8)	% of Combined Voting Power(9)
5% Holders
Cedarwalk Skincare Ltd(3)	28,237,500	32.7%	—	21.9%
Waldencast Long-Term Capital LLC (our Sponsor)(2)	23,066,666	25.0%	—	17.2%
Dynamo Master Fund(4)	19,826,109	21.4%	—	14.7%
Burwell Mountain Trust(5)	11,826,110	13.1%	—	8.9%

Directors and Executive Officers
Sarah Brown	20,000	*	—	*
Aaron Chatterley	20,000	*	—	*
Juliette Hickman	20,000	*	—	*
Lindsay Pattison	20,000	*	—	*
Zack Werner	20,000	*	—	*
Michel Brousset(6)	5,159,447	5.8%	—	3.9%
Simon Dai	—	—	—	—
Tassilo Festetics(7)	—	—	—	—
Hind Sebti	—	—	—	—
Cristiano Souza	—	—	—	—
Felipe Dutra(5)	—	—	—	—
All Waldencast plc directors and executive officers as a group (11 individuals)	5,259,447	5.9%	—	4.0%

*	Less than one percent.

(1)	Unless otherwise noted, the business address for each of those listed in the table above is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

(2)	Reflects securities held directly by Beauty Ventures consisting of (i) 17,300,000 Waldencast plc Class A ordinary shares and (ii) 5,766,666 Waldencast plc Class A ordinary shares issuable upon exercise of warrants to be issued to Beauty Ventures pursuant to the Third-Party Forward Purchase Agreement. Waldencast Long-Term Capital LLC, our Sponsor, is the managing member of Beauty Ventures. The voting and investment power of our Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell, and Dynamo Master Fund. Waldencast Ventures, LP is controlled by Michel Brousset. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 7 for further details. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”), is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos participate in voting and investment decisions of Dynamo International.

(3)	Sijue Dai is deemed to have sole voting and dispositive power with regard to 28,237,500 Waldencast plc Class A ordinary shares. His business address is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.

(4)	Dynamo International is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos participate in voting and investment decisions of Dynamo International. The securities reported by Dynamo International herein reflect the distribution by the Sponsor of the founder shares, the private placement warrants and the working capital loan warrants to its members that occurred in connection with the Business Combination.

(5)	Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust, has the sole voting and dispositive power over the shares held on behalf of the Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries. Burwell Mountain PTC LLC is an independent trustee over which Mr. Dutra has no control. The business address of each is 270 W. Pearl Avenue, Suite 103, Jackson, WY 83001. The securities reported by Burwell Mountain Trust herein reflect the distribution by the Sponsor of the founder shares, the private placement warrants and the working capital loan warrants to its members that occurred in connection with the Business Combination. In connection with the closing of the Business Combination, Burwell pledged all of the reported securities held by it to be used as portion of the collateral pursuant to a loan agreement with customary default provisions. In the event of a default under the loan agreement, following such securities respective lock-up periods, the secured parties may foreclose upon any and all securities pledged to them.

(6)	As described above, following the closing of the Business Combination, the Sponsor distributed the founder shares, the private placement warrants and the working capital loan warrants to its members. As such, Waldencast Ventures, LP holds (i) 2,848,334 Waldencast plc Class A ordinary shares that converted automatically, on a one-for-one basis, from Class B ordinary shares upon the consummation of the Business Combination, (ii) 1,977,779 Waldencast plc Class A ordinary shares issuable upon exercise of the private placement warrants and (iii) 333,334 Waldencast plc Class A ordinary shares issuable upon exercise of the working capital loan warrants. Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures, LP. As such, he may be deemed to beneficially own the shares held by Waldencast Ventures, LP.

(7)	Effective June 10, 2022, Tassilo Festetics resigned as Chief Financial and Technology Officer and the principal financial officer of Waldencast.

(8)	Waldencast plc Class B ordinary shares are non-economic voting shares of the Company and may be exchanged, together with an equal amount of Waldencast LP Common Units, for Waldencast plc Class A ordinary shares..

(9)	Includes both Waldencast plc Class A ordinary shares and Waldencast plc Class B ordinary shares.

B.	Related Party Transactions

Information pertaining to Waldencast plc’s related party transactions is set forth in the Form F-4, in the section titled “Certain Relationships and Related Person Transactions—Waldencast Acquisition Corp.,” which is incorporated herein by reference.

Indemnification Agreements

In connection with the Business Combination, the Company entered into indemnification agreements with each of its directors. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

The foregoing description of the indemnification agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, copies of which are filed as Exhibits 4.14 to 4.22 to this Report and the terms of which are incorporated by reference herein.

Waiver and Agreement

In connection with the consummation of the Business Combination, the Company waived those certain provisions as contemplated by the Letter Agreement, dated as of March 15, 2021, by and among the Company, its officers and directors, the Sponsor, and certain members of the Sponsor (as amended, the “Letter Agreement”), and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Business Combination.

In connection with such Waiver, the Company entered into that certain Waiver and Agreement, dated as of July 25, 2022, by and between the Company and Burwell (the “Waiver and Agreement”), to permit a pledge by Burwell of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance Burwell’s payment obligations under the Sponsor Forward Purchase Agreement in connection with the closing of the Business Combination. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement.  The Company also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).

The foregoing description of the Waiver and Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4.32 to this Report and the terms of which are incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination, the Company entered into that certain Amended and Restated Registration Rights Agreement, dated as of July 27, 2022, by and among the Company, the Sponsor, certain former shareholders of Obagi and certain former members of Milk (“Amended and Restated Registration Rights Agreement”). The description of the Amended and Restated Registration Rights Agreement in the Form F-4 in the section titled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger and the Milk Transaction — Registration Rights Agreement” is incorporated herein by reference.

Obagi China Related Party Agreements

In connection with the pre-closing distribution by Obagi Holdings Company Limited (“Obagi Holdings”) to Obagi and the distribution by Obagi to Cedarwalk Skincare Ltd (“Cedarwalk”) of all of the issued and outstanding shares of capital stock of Obagi Hong Kong Limited (“Obagi Hong Kong”) and certain related assets pursuant to distribution agreements, the following agreements were entered into at the consummation of the Business Combination: (a) that certain Transition Services Agreement, dated as of July 27, 2022, by and among Obagi Cosmeceuticals LLC (“Obagi Cosmeceuticals” and, together with Obagi Holdings, “Obagi Worldwide”), certain of Obagi Cosmeceuticals’ affiliates and Obagi Hong Kong, pursuant to which Obagi Cosmeceuticals and certain of its affiliates shall provide transition services to Obagi Hong Kong (the “Transition Services Agreement”), (b) that certain Intellectual Property License Agreement, dated as of July 27, 2022, by and among Obagi Worldwide and Obagi Hong Kong pursuant to which Obagi Worldwide will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) (the “Intellectual Property License Agreement”), and (c) that certain Supply Agreement, dated as of July 27, 2022, by and between Obagi Cosmeceuticals and Obagi Hong Kong pursuant to which Obagi Cosmeceuticals will supply products to Obagi Hong Kong for distribution and sale in the China Region (the “Supply Agreement”).

In connection with the consummation of the Business Combination, the Company entered into that certain Investor Rights Agreement, dated as of July 27, 2022, by and among the Company, Cedarwalk and CWC Skincare Ltd, as guarantor of Cedarwalk’s obligations thereunder (the “Investor Rights Agreement” and, together with the Transition Services Agreement, Intellectual Property License Agreement, and Supply Agreement, the “Obagi China Related Party Agreements”).

The description of the Obagi China Related Party Agreements in the Form F-4 in the section titled “BCA Proposal — Related Agreements — Related Agreements to the Obagi Merger” is incorporated herein by reference.

Working Capital Promissory Notes

In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors could loan the Company funds as required. Such working capital loans were evidenced by promissory notes. The notes were to be repaid upon completion of the  Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes could be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants.

On August 18, 2021, the Company issued a working capital promissory note to the Sponsor for an aggregate amount of up to $1,500,000 (the “Convertible Working Capital Note”). As of July 27, 2022, the Company had a total aggregate principal amount of $1,500,000 in outstanding borrowings under the Convertible Working Capital Note. In connection with the closing of Business Combination, the Sponsor elected to convert $1,500,000 of the Convertible Working Capital  Note balance into warrants at a price of $1.50 per warrant for a total of 1,000,000 warrants (the “Working Capital Warrants”).  The Working Capital Warrants issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder. Borrowings under the Convertible Working Capital Note are no longer available.

In addition, the Company issued working capital promissory notes to the Sponsor on (i) May 20, 2022, for up to $600,000 (“May Working Capital Note”) and (ii) July 15, 2022, for up to $450,000 (“July Working Capital Note” and, together with May Working Capital Note, the “Non-Convertible Working Capital Notes”), in each case, for working capital purposes. As of July 27, 2022, the Company had a total aggregate principal amount of $1,050,000 in outstanding borrowings under the Non-Convertible Working Capital Notes. In connection with the closing of Business Combination, the aggregate outstanding balance under the Non-Convertible Working Capital Notes of $1,050,000 was repaid to the Sponsor. Borrowings under the Non-Convertible Working Capital Notes are no longer available.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the heading “Information about Waldencast—Legal Proceedings,” which is incorporated herein by reference.

B.	Significant Changes

None / Not Applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Waldencast plc Ordinary Shares and Waldencast plc Warrants

Waldencast plc Class A ordinary shares and Waldencast plc Warrants are listed on the Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively. Holders of Waldencast plc Class A ordinary shares and Waldencast plc Warrants should obtain current market quotations for their securities.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to the Waldencast plc Class A ordinary shares is included in the Form F-4 under the heading “BCA Proposal—Related Agreements to the Obagi Merger and the Milk Transaction—Lock-Up Agreement,” which is incorporated herein by reference.

Waldencast plc Warrants

Upon the completion of the Business Combination, there were 29,533,332 Waldencast plc Warrants outstanding. The Waldencast plc Warrants, which entitle the holders to acquire, on a one-for-one basis, Waldencast plc Class A ordinary shares, will become exercisable at any time commencing on the later of August 26, 2022, the date that is thirty (30) days after the completion of the Business Combination and March 18, 2022, which is 12 months from the closing of the Company’s public offering. The exercise price of these warrants will be $11.50 per share. The Waldencast plc Warrants will expire five (5) years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms.

B.	Plan of Distribution

Not applicable.

C.	Markets

Waldencast plc Class A ordinary shares and Waldencast plc Warrants are listed on the Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company is authorized to issue (i) 1,000,000,000 Waldencast plc Class A ordinary shares, par value $0.0001 per share, (ii) 100,000,000 Waldencast plc Class B ordinary shares, par value $0.0001 per share, and (iii) 25,000,000 Waldencast plc preference shares, par value $0.0001 per share.

Prior to the closing of the Business Combination, the share capital of the Company consisted of (i) 500,000,000 Waldencast Acquisition Corp. Class A ordinary shares, par value $0.0001 per share, (ii) 50,000,000 Waldencast Acquisition Corp. Class B ordinary shares, par value $0.0001 per share, and (iii) 5,000,000 Waldencast Acquisition Corp. preferred shares, par value $0.0001 per share.

As of the date hereof, subsequent to the closing of the Business Combination, there were 86,460,554 Waldencast plc Class A ordinary shares and 21,104,225 Waldencast plc Class B ordinary shares that were outstanding and issued. There are also 29,533,332 Waldencast plc Warrants outstanding, each exercisable at $11.50 per Waldencast plc Class A ordinary share, of which 11,500,000 are public warrants (“Public Warrants”) and 18,033,332 are Waldencast plc Warrants that were issued in a private placement exempt from registration under the Securities Act (“Private Warrants”) held by Beauty Ventures, Burwell and Dynamo Master Fund.

The description of the Company’s share capital is included in the Form F-4 in the section entitled “Description of Waldencast plc Securities,” which is incorporated by reference herein.

The following is a summary of Waldencast plc”s outstanding ordinary shares, and a calculation of Waldencast plc’s outstanding ordinary shares on a diluted shares outstanding basis, calculated based on Waldencast plc’s closing  share price as of July 29, 2022:

			Shares
Basic shares outstanding(1)			107,564,779
Vested employee RSUs(2)			395,471
Pro forma basic shares outstanding			107,960,250
	Number of Shares	Weighted-average strike price
Unvested employee RSUs			1,394,827
Vested employee stock rights with exercise prices(3)	4,046,591	$4.43	1,971,802
Unvested employee stock rights with exercise prices(3)	3,898,151	$5.44	1,445,708
Total diluted shares outstanding (“DSO”)			112,772,588	(4)

Warrants(5)		$11.50	29,533,332	(6)

(1)	Includes 21,104,225 Waldencast plc Class B ordinary shares owned by former members of Milk.
(2)	Vested RSUs not yet included in basic shares outstanding as not yet converted at discretion of unit holders.
(3)	Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price of $8.64 on July 29, 2022.
(4)	The Company has reserved additional shares for future issuances of employee incentive awards.
(5)	Includes 11,500,000 Waldencast plc Warrants, 5,333,333 Waldencast plc warrants issued in a private placement in connection with the Sponsor Forward Purchase Agreement, and 5,766,666 Waldencast plc Warrants issued in a private placement in connection with the Third-Party Forward Purchase Agreement with $11.50 strike price, redeemable at $18.00; includes 5,933,333 Waldencast plc Warrants issued in a private placement at the closing of Waldencast Acquisition Corp.’s initial public offering and 1,000,000 Waldencast plc Warrants issued in a private placement in connection with the Working Capital Loan with $11.50 strike price.
(6)	Waldencast plc Warrants out-of-the-money given exercise price of $11.50; at illustrative pro forma share price of $12.50, warrants would create approximately 2,400,000 shares of incremental dilution (assuming net share settlement).

B.	Memorandum and Articles of Association

The articles of association of the Company effective as of July 26, 2022 are filed as part of this Report.

C.	Material Contracts

Material Contracts Relating to Waldencast plc’s Operations

Information pertaining to Waldencast plc’s material contracts is set forth in the Form F-4, in the section titled “Risk Factors,” “Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Transaction Agreements

The description of the Transaction Agreements in the Form F-4 in the sections titled “BCA Proposal—Obagi Merger Proposal—The Obagi Merger Agreement” and “BCA Proposal—Milk Transaction Proposal—The Milk Equity Purchase Agreement” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “BCA Proposal—Related Agreements” is incorporated herein by reference.

The Credit Agreement, dated June 24, 2022, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Credit Agreement”) was updated to (a) reflect the amendment and restatement of the limited partnership agreement of Waldencast LP; and (b) provide that an officer of the general partner of Waldencast LP may execute documents on Waldencast LP’s behalf, given Waldencast LP does not have officers. A copy of the Credit Agreement is filed as Exhibit 4.31 to this Report and the terms of which are incorporated by reference herein.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Jersey or in the Company’s articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections titled “U.S. Federal Income Tax Considerations” and “Jersey Tax Considerations” which is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Waldencast plc Class A ordinary shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” the Company is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company may, but is not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to certain market risks in the ordinary course of its business, including fluctuations in interest rates, foreign exchange and inflation. Currently, these risks are not material to the Company’s financial condition or results of operations, but they may be in the future.

Further information regarding quantitative and qualitative disclosure about market risk is included in the Form F-4 under the sections titled “Obagi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” and “Milk Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Market Risk”, which are incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Upon the completion of the Business Combination, there were 11,500,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Waldencast plc Class A Ordinary Share at an exercise price of $11.50 per share, will become exercisable at any time commencing on the later of August 26, 2022, which is 30 days after the completion of the Business Combination and March 18, 2022, which is 12 months from the closing of the Company’s public offering. The Public Warrants will expire on July 27, 2027 (i.e., five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 18,033,332 Private Warrants held by Beauty Ventures, Burwell and Dynamo Master Fund. The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold until August 26, 2022, which is 30 days after the completion of the Business Combination.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of Waldencast plc and its subsidiaries contained in the Form F-4 between pages F-3 and F-23 are incorporated herein by reference.

The unaudited condensed financial statements of Waldencast plc and its subsidiaries contained in the Form F-4 between pages F-24 and F-44 are incorporated herein by reference.

The audited consolidated financial statements of Obagi Global Holdings Limited and its subsidiaries contained in the Form F-4 between pages F-45 and F-70 are incorporated herein by reference.

The unaudited condensed consolidated financial statements of Obagi Global Holdings Limited and its subsidiaries contained in the Form F-4 between pages F-71 and F-86 are incorporated herein by reference.

The audited financial statements of Milk Makeup LLC and its subsidiaries contained in the Form F-4 between pages F-87 and F-106 are incorporated herein by reference.

The unaudited condensed financial statements of Milk Makeup LLC and its subsidiaries contained in the Form F-4 between pages F-107 and F-117 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Waldencast plc, Obagi Global Holdings Limited and Milk Makeup LLC are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Memorandum and Articles of Association of Waldencast plc.
2.1+	Specimen ordinary share certificate of Waldencast plc (incorporated by reference to Exhibit 4.5 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
2.3	Warrant Agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.1	Agreement and Plan of Merger, dated as of November 15, 2021, by and among the Company, Merger Sub and Obagi (incorporated by reference to Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.2	Equity Purchase Agreement, dated as of November 15, 2021, by and among the Company, Waldencast LP, Holdco Purchaser, Milk, the Milk Members and the Equityholder Representative (incorporated by reference to Exhibit 2.2 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.3	Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, the Company, certain directors of the Company and Obagi (incorporated by reference to Exhibit 10.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.4	Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, the Company and Milk (incorporated by reference to Exhibit 10.2 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.5	Stockholder Support Agreement, dated November 15, 2021, by and among the Company, Cedarwalk Skincare Ltd. and Obagi (incorporated by reference to Exhibit 10.3 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.6	Form of Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.4 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit G of Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.8*	Amended and Restated Registration Rights Agreement, dated July 27, 2022, by and among the Company, the Sponsor, certain former shareholders of Obagi and certain former members of Milk.
4.9*	Waldencast plc 2022 Incentive Award Plan.
4.10	Letter Agreement, dated March 15, 2021, among the Company, the Sponsor and the Sponsor’s officers and directors (incorporated by reference to Exhibit 10.6 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.11	Investment Management Trust Agreement, dated March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.7 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.12	Administrative Services Agreement, dated March 15, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.8 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.13	Sponsor Warrants Purchase Agreement, dated March 15, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.9 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.14*	Indemnity Agreement, dated July 27, 2022, between the Company and Michel Brousset.
4.15*	Indemnity Agreement, dated July 27, 2022, between the Company and Felipe Dutra.
4.16*	Indemnity Agreement, dated July 27, 2022, between the Company and Cristiano Souza.
4.17*	Indemnity Agreement, dated July 27, 2022, between the Company and Sarah J. Brown.
4.18*	Indemnity Agreement, dated July 27, 2022, between the Company and Juliette Hickman.
4.19*	Indemnity Agreement, dated July 27, 2022, between the Company and Lindsay Pattison.
4.20*	Indemnity Agreement, dated July 27, 2022, between the Company and Zack Werner.
4.21*	Indemnity Agreement, dated July 27, 2022, between the Company and Aaron Chatterley.
4.22*	Indemnity Agreement, dated July 27, 2022, between the Company and Simon Dai.

4.23	Promissory Note, dated January 12, 2021, issued to the Sponsor (incorporated by reference to Exhibit 10.18 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.24	Promissory Note, dated August 18, 2021, issued to the Sponsor (incorporated by reference to Exhibit 10.19 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.25	Forward Purchase Agreement, dated February 22, 2021, by and among the Company, the Sponsor and Dynamo Master Fund (incorporated by reference to Exhibit 10.24 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.26	Forward Purchase Agreement, dated March 1, 2021, between the Company and Beauty Ventures (incorporated by reference to Exhibit 10.25 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.27	Assignment, Assumption and Joinder Agreement to the Forward Purchase Agreement, dated December 20, 2021, between the Sponsor and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (incorporated by reference to Exhibit 10.26 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.28*	Investor Rights Agreement, by and among the Company, Cedarwalk Skincare Ltd., the Sponsor and CWC Skincare Ltd., the guarantor of Cedarwalk Skincare Ltd.’s obligations thereunder.
4.29	Promissory Note, dated May 20, 2022, issued to the Sponsor (incorporated by reference to Exhibit 10.43 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.30	Promissory Note, dated July 15, 2022, issued to the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on July 15, 2022).
4.31*+	Credit Agreement, dated June 24, 2022, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.
4.32*	Waiver and Agreement, dated as of July 25, 2022, by and between Waldencast Acquisition Corp. and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust.
4.33*	Joinder to the Letter Agreement, dated as of July 7, 2022, by and between the Company and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust.
4.34*	Joinder to the Letter Agreement, dated as of December 16, 2021, by and between the Company and Aaron Chatterley.
4.35*	Joinder to the Letter Agreement, dated as of July 27, 2022, by and between the Company and Simon Dai.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of the Company, Obagi and Milk.

*	Filed herewith.

+	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

WALDENCAST PLC

August 3, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer