Form 20-F/A
period 2022-03-31
Waldencast plc
filed 2022-08-03
CIK 1840199

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Shell Company Report on Form 20-F of Waldencast plc (the “Company”) amends the Company’s Shell Company Report on Form 20-F (the “Original 20-F”), which was filed with the Securities and Exchange Commission on August 3, 2022. The Company is filing this Amendment No. 1 solely for the purposes of re-filing as Exhibit 4.9 the Waldencast plc 2022 Incentive Award Plan (the “Plan”), to include the final number of shares reserved under the Plan.

This Amendment No. 1 consists of a cover page, this explanatory note, the exhibit index, the signature page and Exhibit 4.9.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify or restate any information set forth in the Original 20-F, or reflect any events that occurred subsequent to the filing of the Original 20-F on August 3, 2022.

PART III

 ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1**	Memorandum and Articles of Association of Waldencast plc.
2.1+	Specimen ordinary share certificate of Waldencast plc (incorporated by reference to Exhibit 4.5 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
2.3	Warrant Agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.1	Agreement and Plan of Merger, dated as of November 15, 2021, by and among the Company, Merger Sub and Obagi (incorporated by reference to Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.2	Equity Purchase Agreement, dated as of November 15, 2021, by and among the Company, Waldencast LP, Holdco Purchaser, Milk, the Milk Members and the Equityholder Representative (incorporated by reference to Exhibit 2.2 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.3	Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, the Company, certain directors of the Company and Obagi (incorporated by reference to Exhibit 10.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.4	Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, the Company and Milk (incorporated by reference to Exhibit 10.2 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.5	Stockholder Support Agreement, dated November 15, 2021, by and among the Company, Cedarwalk Skincare Ltd. And Obagi (incorporated by reference to Exhibit 10.3 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.6	Form of Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.4 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit G of Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.8**	Amended and Restated Registration Rights Agreement, dated July 27, 2022, by and among the Company, the Sponsor, certain former shareholders of Obagi and certain former members of Milk.
4.9*	Waldencast plc 2022 Incentive Award Plan.
4.10	Letter Agreement, dated March 15, 2021, among the Company, the Sponsor and the Sponsor’s officers and directors (incorporated by reference to Exhibit 10.6 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.11	Investment Management Trust Agreement, dated March 15, 2021, between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.7 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.12	Administrative Services Agreement, dated March 15, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.8 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.13	Sponsor Warrants Purchase Agreement, dated March 15, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.9 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.14**	Indemnity Agreement, dated July 27, 2022, between the Company and Michel Brousset.
4.15**	Indemnity Agreement, dated July 27, 2022, between the Company and Felipe Dutra.

4.16**	Indemnity Agreement, dated July 27, 2022, between the Company and Cristiano Souza.
4.17**	Indemnity Agreement, dated July 27, 2022, between the Company and Sarah J. Brown.
4.18**	Indemnity Agreement, dated July 27, 2022, between the Company and Juliette Hickman.
4.19**	Indemnity Agreement, dated July 27, 2022, between the Company and Lindsay Pattison.
4.20**	Indemnity Agreement, dated July 27, 2022, between the Company and Zack Werner.
4.21**	Indemnity Agreement, dated July 27, 2022, between the Company and Aaron Chatterley.
4.22**	Indemnity Agreement, dated July 27, 2022, between the Company and Simon Dai.
4.23	Promissory Note, dated January 12, 2021, issued to the Sponsor (incorporated by reference to Exhibit 10.18 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.24	Promissory Note, dated August 18, 2021, issued to the Sponsor (incorporated by reference to Exhibit 10.19 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.25	Forward Purchase Agreement, dated February 22, 2021, by and among the Company, the Sponsor and Dynamo Master Fund (incorporated by reference to Exhibit 10.24 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.26	Forward Purchase Agreement, dated March 1, 2021, between the Company and Beauty Ventures (incorporated by reference to Exhibit 10.25 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.27	Assignment, Assumption and Joinder Agreement to the Forward Purchase Agreement, dated December 20, 2021, between the Sponsor and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (incorporated by reference to Exhibit 10.26 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.28**	Investor Rights Agreement, by and among the Company, Cedarwalk Skincare Ltd., the Sponsor and CWC Skincare Ltd., the guarantor of Cedarwalk Skincare Ltd.’s obligations thereunder.
4.29	Promissory Note, dated May 20, 2022, issued to the Sponsor (incorporated by reference to Exhibit 10.43 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).
4.30	Promissory Note, dated July 15, 2022, issued to the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on July 15, 2022).
4.31**+	Credit Agreement, dated June 24, 2022, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.
4.32**	Waiver and Agreement, dated as of July 25, 2022, by and between Waldencast Acquisition Corp. and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust.
4.33**	Joinder to the Letter Agreement, dated as of July 7, 2022, by and between the Company and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust.
4.34**	Joinder to the Letter Agreement, dated as of December 16, 2021, by and between the Company and Aaron Chatterley.
4.35**	Joinder to the Letter Agreement, dated as of July 27, 2022, by and between the Company and Simon Dai.
15.1**	Unaudited Pro Forma Condensed Combined Financial Information of the Company, Obagi and Milk.

*	Filed herewith.

**	Previously filed in our Shell Company Report on Form 20-F filed with the SEC on August 3, 2022.

+	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

WALDENCAST PLC

August 3, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

4