Form 20-F/A
period 2022-07-27
Waldencast plc
filed 2022-08-24
CIK 1840199

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

On August 15, 2022, the issuer had 107,564,785 ordinary shares outstanding, consisting of 86,460,560 outstanding Waldencast plc Class A ordinary shares, par value $0.0001 per share, and 21,104,225 outstanding Waldencast plc Class B ordinary shares, par value $0.0001 per share.

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

EXPLANATORY NOTE

This Amendment No. 2 to the Shell Company Report on Form 20-F of Waldencast plc (the “Company”) amends the Company’s Shell Company Report on Form 20-F (the “Original 20-F”), which was initially filed with the Securities and Exchange Commission on August 3, 2022, and amended on August 3, 2022, solely for the purposes of revising the major shareholders table included in “Item 7. Major Shareholders and Related Party Transactions,” to include the final number of shares issued in connection with the initial business combination, as well as update the percentage of combined voting power.

This Amendment No. 2 consists of a cover page, this explanatory note, the major shareholders table included in Item 7. Major Shareholders and Related Party Transactions, and the signature page.

Except as described above, this Amendment No. 2 does not, and does not purport to, amend, modify or restate any information set forth in the Original 20-F, or reflect any events that occurred subsequent to the filing of the Original 20-F on August 3, 2022.

PART II

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us regarding the beneficial ownership of our Class A ordinary shares and our Class B ordinary shares as of August 15, 2022:

●	each person known by us to be the beneficial owner of more than 5% of ordinary shares;;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of August 15, 2022, there were 107,564,785 ordinary shares outstanding, consisting of 86,460,560 Class A ordinary shares and 21,104,225 Class B ordinary shares.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Class A ordinary shares	% of Class A ordinary shares outstanding	Class B ordinary shares(8)	% of Combined Voting Power(9)
5% Holders
Waldencast Long-Term Capital LLC (our Sponsor)(2)	23,066,666	25.0%	—	20.4%
Cedarwalk Skincare Ltd(3)	28,237,506	32.7%	—	26.3%
Dynamo Master Fund(4)	19,826,109	21.4%	—	17.5%
Burwell Mountain Trust(5)	11,826,110	13.1%	—	10.6%

Directors and Executive Officers
Sarah Brown	20,000	*	—	*
Aaron Chatterley	20,000	*	—	*
Juliette Hickman	20,000	*	—	*
Lindsay Pattison	20,000	*	—	*
Zack Werner	20,000	*	—	*
Michel Brousset(6)	5,159,447	5.8%	—	4.7%
Simon Dai	—	—	—	—
Tassilo Festetics(7)	—	—	—	—
Hind Sebti	—	—	—	—
Cristiano Souza	—	—	—	—
Felipe Dutra(5)	—	—	—	—
All Waldencast plc directors and executive officers as a group (11 individuals)	5,259,447	5.9%	—	4.8%

*	Less than one percent.

(1)	Unless otherwise noted, the business address for each of those listed in the table above is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

(2)	Reflects securities held directly by Beauty Ventures consisting of (i) 17,300,000 Class A ordinary shares and (ii) 5,766,666 Class A ordinary shares issuable upon exercise of warrants to be issued to Beauty Ventures pursuant to the Third-Party Forward Purchase Agreement. Waldencast Long-Term Capital LLC, our Sponsor, is the managing member of Beauty Ventures. The voting and investment power of our Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell, and Dynamo Master Fund. Waldencast Ventures, LP is controlled by Michel Brousset. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 7 for further details. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”), is the investment manager of Dynamo Master Fund. Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos are the largest shareholders of Dynamo International and together they have the power to direct Dynamo Internacional’s business.

(3)	Sijue Dai is deemed to have sole voting and dispositive power with regard to 28,237,506 Class A ordinary shares. His business address is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.

(4)	Dynamo International is the investment manager of Dynamo Master Fund. Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos are the largest shareholders of Dynamo International and together they have the power to direct Dynamo International’s business. The securities reported by Dynamo International herein reflect the distribution by the Sponsor of the founder shares and the private placement warrants to its members that occurred in connection with the Business Combination.

(5)	Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust, has the sole voting and dispositive power over the shares held on behalf of the Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries. Burwell Mountain PTC LLC is an independent trustee over which Mr. Dutra has no control. The business address of each is 270 W. Pearl Avenue, Suite 103, Jackson, WY 83001. The securities reported by Burwell Mountain Trust herein reflect the distribution by the Sponsor of the founder shares and the private placement warrants to its members that occurred in connection with the Business Combination. In connection with the closing of the Business Combination, Burwell pledged all of the reported securities held by it to be used as a portion of the collateral pursuant to a loan agreement with customary default provisions, entered into with the lenders party thereto and under which Acquiom Agency Services LLC (or its successor) is the collateral agent. In the event of a default under the loan agreement, following such securities respective lock-up periods, the secured parties under the loan agreement through the collateral agent may foreclose upon any and all securities pledged to them.

(6)	As described above, following the closing of the Business Combination, the Sponsor distributed the founder shares and the private placement warrants to its members. As such, Waldencast Ventures, LP holds (i) 2,848,334 Class A ordinary shares that converted automatically, on a one-for-one basis, from Class B ordinary shares upon the consummation of the Business Combination, (ii) 1,977,779 Class A ordinary shares issuable upon exercise of the private placement warrants and (iii) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures, LP. As such, he may be deemed to beneficially own the shares held by Waldencast Ventures, LP.

(7)	Effective June 10, 2022, Tassilo Festetics resigned as Chief Financial and Technology Officer and the principal financial officer of Waldencast.

(8)	Class B ordinary shares are non-economic voting shares and may be exchanged, together with an equal amount of Waldencast LP Common Units, for Class A ordinary shares.

(9)	Includes both Class A ordinary shares and Class B ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to Form 20-F on its behalf.

WALDENCAST PLC

August 24, 2022	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

4