Form 20-F
period 2022-12-31
Waldencast plc
filed 2024-01-16
CIK 1840199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-40207

Waldencast plc
(Exact name of Registrant as specified in its charter)

Not applicable	Jersey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the report:
On December 31, 2022, the issuer had 107,564,785 ordinary shares outstanding, consisting of 86,460,560 outstanding Waldencast plc Class A ordinary shares, par value $0.0001 per share, and 21,104,225. outstanding Waldencast plc Class B ordinary shares, par value $0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION AND USE OF CERTAIN TERMS
Waldencast plc publishes consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements responsive to Item 18 of this Annual Report filed on Form 20-F (including information incorporated by reference herein, this “Report”) with the U.S. Securities and Exchange Commission (“SEC”) are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).
Unless the context requires otherwise, the words “we,” “our,” “us,” “Company,” “Waldencast” and similar words or phrases in this Report refer to Waldencast plc (formerly known as Waldencast Acquisition Corp.), a public limited company incorporated under the laws of Jersey, and its consolidated subsidiaries, including, but not limited to, Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively, “Milk”), which Waldencast acquired on July 27, 2022 (the “Closing Date”), as more fully described in “Item 4. Information on the Company” and “Item 10. Additional Information—C. Material Contracts” in this Report (the “Business Combination”).

In accounting for the Business Combination, Waldencast plc was deemed to be the accounting acquirer, and Obagi was deemed to be the predecessor entity for purposes of financial reporting. As a result, when reading our financial statements and information about historical financial results in this Report, you should note there is a clear division between the “predecessor” periods that include financial statements up to the Closing Date (the “Predecessor Periods”), and successor periods that include all periods after the close of the Business Combination (the “Successor Periods”). The predecessor and successor results shown are not comparable, as the Predecessor Periods include only the financial statements of Obagi (which prior to the Business Combination also included its business in the China Region (as defined below), which was not acquired by Waldencast) and the Successor Periods include the consolidated financial statements of Waldencast, which include Obagi and Milk as well. The Successor Periods reflect that since the Closing Date, we have organized our business into two reportable segments - the business of Obagi, which we refer to as our “Obagi® Skincare” segment and the business of Milk, which we refer to as our “Milk Makeup™” segment.

During the year ended December 31, 2023, management of the Company and the audit committee of Waldencast’s Board of Directors (the “Board”), with the assistance of legal and accounting advisors, conducted an internal review of certain accounting issues related to the recognition of revenue in the Predecessor Periods, including issues related to the recognition of revenue from sales of Obagi products to Obagi’s Southeast Asia Distributor (the “SA Distributor”) in Vietnam, transactions with other Obagi distributors both within and outside the U.S., as well as certain other accounting items. As a result of the review, the Board, upon the recommendation of the audit committee, concluded that the financial statements for certain Predecessor Periods should no longer be relied upon. On that basis, this Report contains a restated consolidated balance sheet as of December 31, 2021 and consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended December 31, 2021 and 2020.
In this Report, in addition to the terms already defined above, unless stated otherwise or the context otherwise required, all references to:

•“2022 Credit Agreement” means the Credit Agreement, dated as of June 24, 2022, by and among the Borrower, Parent Guarantor, the Lenders and the Administrative Agent, as amended, restated or otherwise modified from time to time;
•“Administrative Agent” means JPMorgan Chase Bank, N.A. in its capacity as the administrative agent under the 2022 Credit Agreement;
•“affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
•“Borrower” means Waldencast Finco Limited, a wholly-owned subsidiary of Waldencast;
•“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act;
•“Class A ordinary shares” means our Class A ordinary shares, par value $0.0001 per share;
•“Class B ordinary shares” means our Class B ordinary shares, par value $0.0001 per share;
•“cGMP” means current Good Manufacturing Practice regulations enforced by the FDA;
•“China Region” means the People’s Republic of China (“PRC”), including the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
•“Code” means the U.S. Internal Revenue Code of 1986, as amended;

•“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;
•“EMA” means the European Medicines Agency, an agency of the European Union (“EU”);
•“Equityholder Representative” means Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members;
•“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•“FDA” means the U.S. Food and Drug Administration;
•“FDCA” means the Federal Food, Drug, and Cosmetic Act;
•“Holdco 1” means Obagi Holdco 1 Limited, a private limited company incorporated under the laws of Jersey and a wholly-owned subsidiary of Waldencast plc;
•“International” means the entire world except the U.S.;
•“IRS” means the U.S. Internal Revenue Service;
•“Jersey” means the Bailiwick of Jersey, Channel Islands, a British crown dependency;
•“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended;
•“Lenders” means the lenders party to the 2022 Credit Agreement;
•“MoCRA” means the Modernization of Cosmetics Regulation Act of 2022;
•“Merger Sub” means Obagi Merger Sub, Inc., a Cayman Islands exempted company;
•“Milk Members” means the holders of the common and preferred membership units of Milk Makeup LLC prior to the Business Combination;
•“Milk Purchase Agreement” means the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Waldencast LP, Holdco 1, Milk, the Milk Members and the Equityholder Representative;
•“Nasdaq” means The Nasdaq Stock Market LLC;
•“Obagi China Business” means all sales of Obagi products in the China Region prior to the Business Combination.
•“Obagi Merger Agreement” means the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Merger Sub and Obagi;
•“Ordinary Shares” means our Class A ordinary shares and Class B ordinary shares, collectively;
•“Parent Guarantor” means Waldencast LP in its capacity as parent guarantor under the 2022 Credit Agreement;
•“Person” means any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
•“Securities Act” means the Securities Act of 1933, as amended;
•“Sponsor” means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company;
•“United States dollars,” “U.S. dollars,” “USD” or “$” are to the lawful currency of the U.S.;
•“Waldencast LP” means Waldencast Partners LP, a Cayman Islands exempted limited partnership and indirect subsidiary of Waldencast plc; and
•“Waldencast Purchasers” means Holdco 1 and Waldencast LP.
All product and/or brand names, whether designated by notice or not (®/™), are trademarks of Waldencast plc and/or its affiliates. This Report also contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Any reference in this Report to the websites maintained by Waldencast, Obagi, Milk or any other company is not deemed to incorporate by reference any information available on such websites into this Report and such information does not form part of this Report.
This Report contains certain industry and market data that was obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, those issued by the U.S. Census Bureau, the American Society of Plastic Surgeons, Euromonitor International and others. In addition, the Report also contains other industry and market data, including market size estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management's knowledge of and experience in the industry and markets in which we operate (including management's estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
In addition, industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that any projections they contain are based on a number of significant assumptions. Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section “Cautionary Note Regarding Forward-Looking Statements” below. You should not place undue reliance on these statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report, as well as our other public filings or public statements, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are often identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and variations of such words and similar expressions but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include assumptions and relate to our future prospects, developments and business strategies. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:
•the impact of the material weaknesses in our internal control over financial reporting, our efforts to remediate such material weakness and the timing of remediation;
•the impact of the restatement of our consolidated financial statements with respect to the Predecessor Periods;
•our ability to retain the listing of our securities on The Nasdaq Capital Market and our ability to meet Nasdaq’s continued listing standards;
•our ability to achieve the anticipated benefits from any acquired business, including the Obagi and Milk acquisitions;
•our ability to successfully implement our management’s plans and strategies;
•the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance;
•the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities;
•the impact of any legal proceedings or investigations, including the outcome of any litigation or investigation related to or arising out of the restatement of our financial results or material weakness in internal control over financial reporting;
•our ability to manage expenses, our liquidity and our investments in working capital;
•any failure to obtain governmental and regulatory approvals related to our business and products;
•risks related to Class A ordinary shares and warrants, including continued price volatility;
•the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations;
•our ability to raise additional capital or complete desired acquisitions;
•our ability to comply with financial covenants imposed by the 2022 Credit Agreement and the impact of debt service obligations and restrictive debt covenants;
•the impact of any unfavorable publicity on our business or products;
•our ability to implement our strategic initiatives and continue to innovate Obagi’s and Milk’s existing products and anticipate and respond to market trends and changes in consumer preferences;
•changes in future exchange or interest rates or credit ratings, changes in tax laws, regulations, rates and policies; and
•other risks and uncertainties described from time to time in our filings with the SEC.

We undertake no obligation to update or revise the forward-looking statements included in this Report, whether as a result of new information, future events or otherwise, after the date of this Report. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in “Item 5. Waldencast’s Operating and Financial Review and Prospects” as well as in “Item 3. Key Information—D. Risk Factors” included herein.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors

Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
A.Selected Financial Data
Reserved.
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
RISK FACTORS

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky, in addition to the other information in this Report. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation (including the commercial reputation of our products), prospects, product pipeline and sales, operating and financial results, financial condition, cash flows, liquidity and share price. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

SUMMARY OF KEY RISKS
•Risks Related to Internal Controls and Financial Reporting
o We are subject to an investigation by the SEC and may face litigation and other risks as a result of the restatement of our financial results and material weaknesses in our internal control over financial reporting.
o We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
•Risks Relating to our Business Operations and Financial Condition
o We may not be able to successfully implement our growth strategy, which includes among other things, expanding international sales, and the historical growth of our Obagi Skincare and Milk Makeup Businesses may not be indicative of our future performance.
o Failure to comply with any of the covenants under our 2022 Credit Agreement could result in an event of default, which may accelerate our outstanding indebtedness and have a material adverse effect on our business, liquidity position and financial position.
o If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted.
o Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend, and, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.
o We rely on a number of third-party suppliers, distributors and other vendors for our business, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction and require us to find alternative suppliers of our products.
•Risks Related to the Ownership of our Securities
o We may issue additional securities without your approval, or conduct future resales, which would dilute your ownership interests and may depress the market price of our Class A ordinary shares even if our business is doing well.
o We may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
o Warrants will be exercisable for our Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, and a sale of a substantial number of our securities in the public market could cause the price of our securities to decline.
o A significant number of our shares are held by our sponsors and the former owner of Obagi.
•Risks Related to Global Economic, Political and Social Conditions
o Our sales and profitability may suffer if current economic conditions in any of our major markets inhibit people from spending their disposable income on beauty and wellness products.
•Risks Related to our Obagi Skincare Business
o We are dependent on one main provider in the U.S. who is considered our customer, and the loss of the services of such provider, or their inability to pay invoices in accordance with agreed-upon payment terms, could have a material adverse effect on our business, financial condition and results of operations.
o Our Obagi Skincare business faces intense competition, in some cases from companies that have significantly greater resources than we do, which could limit our ability to generate sales and/or render our products obsolete.
o The loss of a significant customer or inability of a large customer to pay invoices in accordance with agreed-upon payment terms could materially and adversely affect our business, financial condition and results of operations.
•Legal and Regulatory Risks That Could Adversely Impact our Obagi Skincare Business
o Laws, regulations, enforcement trends or changes in existing regulations governing the introduction, approval, marketing and sale of our over-the-counter (“OTC”) drug, device and cosmetic products to consumers could harm our business.
•Risks Related to our Milk Makeup Business
o The loss of a significant reseller could materially and adversely affect the business, financial condition and results of operations for our Milk Makeup business.
• Legal and Regulatory Risks That Could Adversely Impact our Milk Makeup Business
o New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of Milk Makeup products to consumers could harm our business.
•Risks Related to the Business & Wellness Industry
o Any damage to our reputation or brands, whether stemming from our use of social media or otherwise, may materially and adversely affect our business, financial condition and results of operations.
o The design, development, manufacture and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims.

Risks Related to Internal Controls and Financial Reporting
We are subject to an investigation by the SEC and may face litigation and other risks as a result of the restatement of our financial results and material weaknesses in our internal control over financial reporting.

As a result of the restatement of our financial results for the Predecessor Periods, the associated material weaknesses in our internal control over financial reporting described below, and other matters raised or that may in the future be raised by the SEC, we are subject to an investigation by the SEC and may be exposed to a number of additional risks and uncertainties, including (i) potential litigation or other disputes that may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and preparation and/or restatement of our financial statements; (ii) unanticipated costs for accounting, advisory and legal fees in connection with or related to the restatement and/or investigation; (iii) diversion of the efforts and attention of management and other personnel from our business operations; and (iv) fines, penalties or other actions required as the outcome of government investigations, all of which could result in a potential loss of investor confidence and/or a negative impact on the price of our securities.

As previously disclosed, we proactively and voluntarily self-reported our review of the historical accounting used by Obagi to the SEC. In connection with this matter, we received a document subpoena in September 2023. Although we are fully cooperating with the SEC’s investigation and continue to respond to requests related to this matter, we cannot predict when such matters will be completed or the outcome or potential impact of this matter on our business, investor confidence or the price of our securities. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, which may be imposed on us in connection with this matter could have a material adverse effect on our business, financial condition and results of operations. Additionally, the investigation has resulted in substantial costs and we are likely to continue to incur substantial costs, regardless of the outcome of the investigation.

As of the date of this Report, other than the investigation, we have no knowledge of any litigation or dispute arising from the material weaknesses in our internal control over financial reporting, the preparation of our financial statements and/or the restatement of our financial results. However, we cannot assure you that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that the SEC or another regulatory body will not make further regulatory inquiries or pursue action against us and our senior officers.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with the preparation of our consolidated financial statements as of December 31, 2022, we identified material weaknesses in our internal control over financial reporting related to insufficient segregation of duties and review procedures, insufficient resources with appropriate levels of understanding of US GAAP and insufficient policies and procedures regarding internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. As part of our plan to remediate these material weaknesses, we performed, with the assistance of expert advisors, a full review of our internal control procedures and have begun to implement new controls and processes, hired additional qualified personnel in our finance and legal departments and established more robust processes to support our internal control over financial reporting, including clearly defined policies, roles, responsibilities, and appropriate segregation of duties, and we plan to continue these efforts. Notwithstanding the identified material weaknesses, our management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with GAAP. See “Item 15- Controls and Procedures” for further information.

In addition, earlier in 2022 we reevaluated the classification of our Class A ordinary shares subject to possible redemption. After consultation with our advisors, our management and our audit committee concluded that the previously issued financial statements as of March 18, 2021, March 31, 2021 and June 30, 2021 and for the periods from January 1, 2021 through March 31, 2021, and the three months and six months ended June 30, 2021 contained misstatements for such classification and, accordingly, we restated them to report all Class A ordinary shares subject to possible redemption as temporary equity. We identified a deficiency in our accounting for warrants, which resulted in the restatement of our audited opening balance sheet as of March 18, 2021. We determined that these deficiencies constituted a material weakness in accounting for complex financial instruments.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. As noted above, we have taken a number of measures to remediate the material weaknesses and continue to evaluate steps to enhance our internal controls. However, these remediation measures have been and may continue to be time consuming and costly and we cannot assure you that these initiatives will ultimately have the intended effects. If we are unable to remediate our material weaknesses in a timely manner or identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and may incorrectly report financial information. If our financial statements continue to not be filed on a timely basis, we could be subject to sanctions or additional investigations by Nasdaq, the SEC or other regulatory authorities. Failure to timely file has caused us to be ineligible to utilize short form registration statements on Form F-3 or Form F-4, which may impair our ability to obtain capital in a timely fashion, to provide liquidity to our employees and shareholders, to execute our business strategies or issue shares to effect an acquisition. Any of these events, whether they have or were to occur, could have a material adverse effect on our business.

In addition, the existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our securities.

We cannot assure you that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Risks Relating to our Business Operations and Financial Condition

We may not be able to successfully implement our growth strategy, and the historical growth of our Obagi Skincare and Milk Makeup Businesses may not be indicative of our future performance.

The future growth, profitability and cash flows of our Obagi Skincare and Milk Makeup businesses depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of key initiatives, including our ability to:

•grow awareness, relevance and trial of the Obagi and Milk brands and products;
•maintain a regular supply of core existing products and execute effective go-to-market strategies to grow them;
•maintain and further strengthen our relationships with our physician customers, international distributors and retail partners in each geographic market where we sell products;
•maintain and enhance our reputation as a provider of high-quality products;
•secure new points of distribution in new markets;
•maintain the ability to sell our products within our existing retail partners for Milk products and operate and ship from our own e-commerce platforms without interruption;
•enhance the productivity of our brands within our points of distribution;
•maintain and enhance our digital platforms and capabilities;
•execute our go-to-market strategies effectively;
•protect our key talent from leaving;
•ensure that we are able to sell our products with attractive margins that deliver profit;
•achieve our growth targets with the financial investments outlined in our plans for each business; and
•predict our growth and manage our financial investments appropriately to reach our targets.

We cannot assure you that we will successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments that may result in short-term cost increases with net sales materializing on a longer-term horizon and therefore may be dilutive to our earnings. We cannot assure you that we will realize, in full or in part, the anticipated benefits we expect our growth strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to achieve or sustain profitability in our business. You should not regard the historical growth rates of our Obagi Skincare and Milk Makeup businesses as indicative of future performance. In the future our revenue from our Obagi Skincare and/or Milk Makeup business could be reduced or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including the following risks and the other risks described in this Report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors:

•we may lose one or more significant customers or key retailers, or sales of our products through these customers or retailers may decrease;

•our products may be the subject of regulatory actions, including, but not limited to, actions by the FDA, the Federal Trade Commission (“FTC”) and the Consumer Product Safety Commission (“CPSC”) in the U.S. and comparable foreign authorities outside the U.S.;
•the ability of our third-party suppliers to produce our products and of our distributors to distribute our products could be disrupted, particularly if they are not able to comply with the new regulations promulgated by the FDA under MoCRA;
•the integration of the companies may be more costly or take longer than anticipated;
•we may be unable to introduce new products that appeal to consumers or otherwise successfully compete with our competitors in the skincare or cosmetics industries; and
•we may be unsuccessful in enhancing the recognition and reputation of the Obagi and Milk brands, and our brands may be damaged as a result of, among other reasons, our failure, or alleged failure, to comply with applicable ethical, social, product, labor or environmental standards.

If we are able to successfully acquire additional companies and/or expand our Obagi Skincare and Milk Makeup businesses, we will experience growth in the number of our employees and the scope of our operations. To the extent that we acquire and launch additional products, the resulting growth and expansion of the required sales force to sell those products will place a significant demand on our financial, managerial and operational resources. Since many of the new products we are working on may involve new technologies or entering new geographical markets, we may not be able to accurately forecast the number of employees required and the timing of their hire or the associated costs. The extent of any expansion we may experience will be driven largely by the success of our new products and expanded distribution channels. As a result, management’s ability to project the size of any such expansion and its cost to Waldencast is limited by the following uncertainties: (a) we will not have previously sold any of the new products and the ultimate success of these new products is unknown; (b) we may be entering new geographic markets and/or distribution channels; and (c) the costs associated with any expansion will be partially driven by factors that may not be fully in our control (e.g., timing of hire, market salary rates). Due to the uncertainty surrounding the timing of our strategic initiatives, new product lines or the stabilization of the global markets, our costs to hire significant numbers of new employees could be higher than anticipated. Our success will also depend on the ability of our executive officers and senior management team to continue to implement and improve our operational, information management and financial control systems, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we currently anticipate and adversely affect our results of operations.

We are subject to risks associated with doing business internationally.

A significant component of our growth strategy involves expanding sales of our Obagi Skincare and Milk Makeup products internationally. We generate an increasing share of our revenue from international sales and maintain international operations, including supply and distribution chains that are, and will continue to be, an increasingly significant part of our business. International sales of our Obagi Skincare products currently depend upon the marketing efforts of and sales by certain distributors and licensees. The SA Distributor accounted for a significant portion of our net revenue for the period from July 28 to December 31, 2022 (the “2022 Successor Period”), the period from January 1 to July 27, 2022 (the “2022 Predecessor Period”) and year ended December 31, 2021 (“2021 Predecessor Period”). In March 2023, we acquired a majority interest in Obagi Vietnam Import Export Trading MTV Company Limited, a company incorporated in accordance with the laws of Vietnam and formed by the SA Distributor to conduct its business in Vietnam (“Obagi Vietnam”). Given the distribution in Vietnam was previously conducted by the SA Distributor, our management has little experience in directly selling and distributing products in this country and is currently setting up its own operations in Vietnam with senior local management to oversee such operations. During the course of 2023, we also began to establish our own entities in various other countries in Southeast Asia to distribute products directly in those countries as well, which requires an initial investment in facilities, personnel and registration of products and other start-up costs. We may experience significant delays between incurring these costs and the sale of products in these countries as a result of required business or regulatory licenses or product approvals and the time required to establish a market presence in a new geographic region. We cannot assure you that we will be able to successfully promote, distribute and sell our products in each of these new markets.

Our success in executing on our international expansion strategy will depend upon our ability to, among other things:

•secure all required product and business licenses to operate the business in its jurisdiction;
•develop relationships with sub-distributors, retailers, customers and other business partners in the country;
•attract and retain talent and create processes and systems;
•expand brand awareness, adjust our products to accommodate local consumer preferences and expand our distribution channels and networks within the country.

Our future business operations in new countries are subject to the economic, political and legal environment in such geographic areas. In particular, Vietnam’s economy differs from the economies of the countries in which we currently operate in many respects such as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. The regulatory landscape in Vietnam is also complex and we may encounter difficulties obtaining and maintaining authorizations required by the governmental authorities to import, market and sell our products in this country. Relevant laws and regulations, as well as their interpretations, may be unclear or may evolve in Vietnam. This can make it difficult for us to assess which licenses and approvals are necessary to operate the business of Obagi Vietnam or the processes for obtaining such licenses in Vietnam. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We cannot be sure that our interpretations of the rules and their exemptions have been or will be consistent with those of the local regulators.

As we expand the business of Obagi in Southeast Asia, we may be required to obtain new licenses in other countries, which could be a complex and timely process, and comply with additional laws and regulations in the new markets in which we plan to operate. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, many countries from time to time evaluate the regulatory status of various products and ingredients. We may not obtain foreign regulatory approvals on a timely basis, if at all, or may choose not to implement a country’s labeling requirements if to do so would have a negative impact on our international or domestic operations.

The intellectual property laws in Vietnam and the other countries in Southeast Asia may not be as protective as those in the U.S. and we may encounter difficulties asserting rights against those who misappropriate our intellectual property to sell counterfeit products using our trade names. Moreover, the laws and regulations in these jurisdictions have in the past, and may in the future, change rapidly, and we may not be able to adapt quickly to such changes, which could disrupt our operations. The legal systems of Vietnam and other countries in Southeast Asia differ from most common law jurisdictions. For instance, in Vietnam, previously decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers on the legality, validity and effect of a particular legal document. In addition, the views of a governmental authority received on a particular issue may have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain.

Our ability to execute our international growth strategy will depend, in part, on our ability to penetrate new international markets and increase the localization of our products and services. We expect to continue to increase our sales and presence outside the U.S., particularly in markets we believe to have high-growth potential. The substantial up-front investment required, the lack of consumer awareness of our products in certain jurisdictions outside of the U.S., differences in consumer preferences and trends between the U.S. and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new jurisdictions and make the success of our international efforts uncertain.

As we continue to expand our international sales, our business will increasingly be subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

•local political and economic instability;
•increased expenses for developing, testing and making localized versions of our products;
•difficulties in hiring and retaining employees;
•differing employment practices and laws and labor;
•difficulties in registering products in multiple jurisdictions with varying regulatory requirements and in maintaining such registrations;
•risks of noncompliance by our distributors, retailers or partners or agents with, and burdens of complying with, a wide variety of extraterritorial, regional and local laws, including competition laws and anti-bribery laws such as the Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”), despite our compliance efforts and activities;
•the impact of government-led initiatives to encourage the purchase or support of domestic vendors, which can affect the willingness of customers to purchase products from, or collaborate to promote interoperability of products with, companies whose headquarters or primary operations are not domestic;
•adverse changes in tariff and trade protection measures;
•unexpected changes or differences in foreign regulatory requirements;
•potentially negative consequences from changes in tax laws;
•the potential business failure of one or more of our distribution partners;
•exchange rate risks;
•potential natural disasters in countries where our products are sold;

•differing degrees of protection for intellectual property; and
•difficulties in coordinating foreign distribution.

Any of these factors could adversely affect our business, financial condition and results of operations. We cannot assure you that we can successfully manage these risks or avoid their effects.

If we fail to generate sufficient cash flow from our operations, we will be unable to continue to develop and commercialize new products.

We expect capital and operating expenditures to increase over the next several years as we expand the infrastructure, international footprint, distribution channels and our commercialization, clinical trial, research and development (“R&D”) and manufacturing activities for our Obagi Skincare and Milk Makeup businesses. In order to fund these activities and our growth strategy, in September 2023, we entered into subscription agreements with certain investors for the issuance and sale of 14,000,000 Class A ordinary shares in a private placement to (i) one stakeholder of Beauty Ventures LLC (“Beauty Ventures”), which is a beneficial owner of 21.6% of our Class A ordinary shares (ii) certain other existing equityholders, who qualified as accredited investors, including certain members of the Sponsor, and (iii) Michel Brousset, Waldencast’s founder and Chief Executive Officer, and Hind Sebti, founder and Chief Growth Officer, at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70 million (the “2023 PIPE Investment”).

We believe that net cash provided by operating activities and existing cash and cash equivalents, including proceeds received from the 2023 PIPE Investment and the 2022 Credit Agreement will be sufficient for our current needs. However, our present and future funding requirements will depend on many factors, including, among other things:

•acquisitions of additional businesses in the beauty and wellness industry;
•the level of R&D investment required to maintain and improve our competitive positions in the skincare and makeup markets;
•the success of our product sales and related collections of accounts receivable;
•our need or decision to acquire or license complementary products or technologies for our Obagi Skincare and/or Milk Makeup businesses;
•costs relating to the expansion of our distribution channels and setting up direct distribution channels in certain international markets;
•costs relating to the expansion of the sales force, management and operational support;
•competing technological and market developments;
•costs relating to regulatory investigations or litigation;
•costs relating to changes in regulatory policies or laws that affect our operations; and
•working capital needs driven by inventory and account receivables relating to our U.S. and international expansion.

To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay marketing initiatives, investments or acquisitions. Alternatively, we may need to draw down on the revolving loan facility under the 2022 Credit Agreement or raise additional funds, and we cannot be certain that such funds will be available on acceptable terms when needed, if at all. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that could restrict our operations and the issuance of any additional equity could result in dilution to our existing shareholders.

Failure to comply with any of the covenants under our 2022 Credit Agreement could result in an event of default, which may accelerate our outstanding indebtedness and have a material adverse effect on our business, liquidity position and financial position.

We are subject to various financial covenants under the 2022 Credit Agreement. Our ability to comply with the financial covenants under the 2022 Credit Agreement will depend on the success of our businesses, our operating results, and our ability to achieve our financial forecasts. Various risks, uncertainties and events beyond our control, including general or industry-specific economic downturns, could affect our ability to comply with the financial covenants and terms of the 2022 Credit Agreement. In addition, the 2022 Credit Agreement also requires us, among other things, to timely deliver certain financial statements to the Lenders.

Failure to comply with the covenants and other terms could result in an event of default and the acceleration of amounts owing under the 2022 Credit Agreement unless we are able to negotiate a waiver. The Lenders could condition any such waiver on an amendment to the 2022 Credit Agreement on terms that may be unfavorable to us. We could also be blocked from borrowing or obtaining letters of credit under the 2022 Credit Agreement, and the 2022 Credit Agreement could be terminated by the Lenders. Under these circumstances, other sources of capital may not be available or may be available only on unfavorable terms.

If we fail to comply with the covenants and other terms under the 2022 Credit Agreement and we are unable to negotiate a covenant waiver or replace or refinance the credit agreement on favorable terms, our business, financial condition and results of operations could be materially and adversely impacted.

If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted.

Our securities are listed on The Nasdaq Capital Market. If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted. On May 4, 2023, we received a written notice from Nasdaq indicating that, as a result of not having timely filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the SEC. On July 6, 2023, we obtained an extension from Nasdaq permitting us to regain compliance provided we filed this Report no later than October 30, 2023. On October 31, 2023, we received a written notice from the Listing Qualifications Staff of Nasdaq (the “Listing Qualifications Staff”) indicating that, based upon our non-compliance with the filing requirement as of October 30, 2023, the Listing Qualifications Staff had determined to delist our securities from Nasdaq by opening of business on November 9, 2023 unless we timely requested a hearing before the Nasdaq Hearings Panel. On November 7, 2023, by requesting a hearing (the “Hearing”) before the Nasdaq Hearings Panel (the “Panel”), we appealed the determination of the Listing Qualifications Staff to the Panel and requested that the stay of delisting, which otherwise would have expired on November 22, 2023, be extended until the Panel issued a final decision on the matter. On November 22, 2023, Nasdaq granted our request to extend the stay. Accordingly, our securities will continue to trade on The Nasdaq Capital Market until the Panel issues a final decision regarding our listing status following the Hearing scheduled for February 8, 2024, or, if earlier, upon receipt of confirmation from Nasdaq that we have regained compliance with Nasdaq’s continued listing standards. On January 3, 2024, we received an additional notice of non-compliance from the Listing Qualifications Staff because we had not filed interim financial statements for the period ended June 30, 2023 with the SEC by December 31, 2023, as required by Nasdaq Listing Rule 5250(c)(2). The notice indicated that the Panel will consider this additional notice as part of its determination regarding the Company’s continued listing on The Nasdaq Capital Market.

If we have not regained compliance with Nasdaq’s continued listing standards and the Panel does not grant us a further extension or we fail to satisfy the terms of any extension granted, our securities may be delisted from The Nasdaq Capital Market. In addition, our Board may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of our securities would materially impair our shareholders’ ability to buy and sell our Class A ordinary shares and/or our warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our securities. The delisting of our securities could significantly impair our ability to raise capital and the value of your investment.

In addition, if our Class A ordinary shares are delisted from The Nasdaq Capital Market, we expect that in the event that any dividends were paid on such shares, they would not be eligible for preferential tax rates, and no mark-to-market election would be available if we are a passive foreign investment company (“PFIC”). See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” for more information regarding the U.S. federal income tax considerations of the ownership and disposition of Class A ordinary shares, including if such shares are delisted from The Nasdaq Capital Market.

We may make investments into or acquire other companies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have an adverse effect on our business, financial condition and results of operations.
As part of our business strategy, we may seek to acquire or invest in additional businesses that we believe could complement or expand our existing and future offerings or otherwise offer growth opportunities. The success of any attempts to grow our business through acquisitions to complement our business depends in part on the availability of, our ability to identify and our ability to engage and pursue suitable acquisition candidates. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we are able to complete future acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors.

The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated, and the costs incurred likely would not be recoverable. In addition, we have limited experience in acquiring other businesses and may have difficulty integrating acquired businesses or assets, or otherwise realizing any of the anticipated benefits of acquisitions. If we acquire additional businesses, we may not be able to integrate the acquired operations and technologies successfully, or effectively manage the combined business following the acquisition. Integration may prove to be difficult due to the necessity of integrating personnel with disparate business backgrounds, different geographical locations and who may be accustomed to different corporate cultures. Additionally, with multiple business combinations, we could face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of multiple acquired companies with different businesses in a single operating business.
We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:
•inability to integrate or benefit from acquired products or technologies in a profitable manner;
•unanticipated costs or liabilities, including legal liabilities, associated with any such acquisition, or other accounting consequences;
•diversion of management’s attention or resources from other business concerns;
•adverse effects on our business relationships with existing customers, members or strategic partners as a result of the acquisition;
•potential loss of the acquired company’s customers;
•failure to develop further the acquired company’s technology;
•complexities associated with managing the geographic separation of acquired businesses and consolidating multiple physical locations;
•becoming subject to new regulations as a result of an acquisition, including if we acquire a business serving customers in a regulated industry or acquire a business with customers or operations in a country in which we do not already operate;
•coordination of product development and sales and marketing functions;
•the potential loss of key employees;
•acquisition targets not having as robust internal controls over financial reporting as would be expected of a public company;
•possible cash flow interruption or loss of revenue as a result of transitional matters; and
•use of substantial portions of our available cash or issuance of dilutive equity to consummate an acquisition.
We may issue equity securities or incur indebtedness to pay for any such acquisition or investment, which could adversely affect our business, financial condition or results of operations. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests.
In addition, we may not realize benefits from any business combination that we undertake. If we fail to successfully integrate such businesses, or the technologies associated with such business combinations into our company, the revenue and operating results of the combined company could be adversely affected. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity.

Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend, and, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.
We are and may in the future become subject to legal proceedings, investigations, such as the SEC investigation described elsewhere herein, and claims, including claims that arise in the ordinary course of business, such as claims by customers, claims or investigations brought by regulators or employment claims made by our current or former employees and independent contractors. Such claims may also involve our directors or management.
In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims include, but are not limited to, personal injury claims, class action lawsuits, intellectual property claims, employment litigation and regulatory investigations and causes of action relating to the advertising and promotional claims about our products. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.
We are not currently a party to any pending or, to our knowledge, threatened litigation that will or could be expected to have a material impact on our business, financial condition and results of operations, other than the SEC investigation described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—Note 21. Subsequent Events”. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against special purpose acquisition companies (“SPAC”) sponsors, has been increasing recently, especially in the context of SPAC business combinations. Volatility in the share price of our Class A ordinary shares, impediments to our securityholders’ ability to trade our restricted securities, the restatement of our financial statements or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with suppliers and service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

We are subject to the U.K. Bribery Act, the FCPA and other anti-corruption laws and anti-money laundering laws. Failure to comply with these laws could subject us to penalties and other adverse consequence.
Our operations are subject to anti-corruption laws, including the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption laws and anti-money laundering laws that apply in countries where we conduct activities or may conduct activities in the future. The Bribery Act, the FCPA and these other anti-corruption laws generally prohibit us and our employees, agents, representatives, distributors, retailers, other business partners, and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or receiving, directly or indirectly, improper or prohibited payments, or anything else of value, to or from recipients in the public or private sector in order to obtain or retain business or gain some other business advantage. These laws have been enforced aggressively in recent years and are interpreted broadly. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. Additionally, we are required to comply with all applicable economic and financial sanctions and trade embargoes, and export/import control laws.
We sell our products in several countries outside of the U.S. and will continue to rely on local distributors and partners to expand and build out our operations in relevant markets. We, or any of our local distributors and other third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these local distributors and partners, even if we do not explicitly authorize or have actual knowledge of such activities. While we strive to put in place the relevant controls to identify high-risk individuals and entities before contracting with them, we will be operating in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations. The Bribery Act and FCPA present particular challenges in the prescription product industry, because, in many countries, hospitals and clinics are run by the government, and doctors and other hospital or clinic employees may therefore be considered foreign officials. We cannot assure you that all of our local distributors or other third parties will comply with all applicable laws, for which we may be ultimately held responsible. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted and as we increase our international sales and business, our risks under these laws may increase.
Some of these anti-corruption laws also require that we keep accurate books and records and maintain internal controls and compliance procedures reasonably designed to prevent any corrupt conduct. While we have policies and procedures to address compliance with those laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions that violate our policies and applicable law, for which we may be ultimately held responsible. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
Any violations of these anti-corruption laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction and lead to significant costs and expenses, including legal fees. If we, or our local distributors or other third parties, are found to have engaged in practices that violate these laws and regulations, we could suffer hefty fines and severe penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that could have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

Risks Related to the Ownership of our Securities

Our quarterly operating results are variable, and future operating results may be difficult to predict.
Our quarterly results of operations have varied in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:
•weakness in consumer spending as a result of a slowdown in the global, U.S. or other economies;
•higher manufacturing costs;
•changes in geographic, channel, or product mix;
•fluctuations in demand for and market acceptance of our products;
•the development of new competitive products by others;
•changes in regulatory classifications of our products;
•changes in physician or customer acceptance of our products;
•changes in treatment practices of physicians who currently prescribe our prescription-strength Obagi products;
•limited visibility into, and difficulty predicting the level of activity in our customers’ practices and retailers’ businesses;
•the ability of our customers and distributors to timely pay in full their invoices for product orders;
•reduced demand for our products during the summer months due to variability of patient compliance resulting from travel and other disruptive activities, particularly during July and August;
•changes in the technology or advertising landscape that increase costs for consumer reach, engagement, acquisition or conversion;
•delays between our expenditures to acquire new product lines or expand into new distribution channels and the generation of revenues from those new products or distribution channels;
•unanticipated delays and disruptions in the manufacturing process caused by insufficient capacity or availability of raw materials, turnover in the labor force or the introduction of new production processes, power outages or natural or other disasters beyond our control;
•capital investments and expenditures to support strategic initiatives;

•increases in the cost of raw materials used to manufacture our products;
•the amount and timing of operating expenses;
•increased competition;
•legal costs and settlement expenses associated with litigation and related reimbursements from insurance carriers, if any, or related to regulatory matters; and
•changes to our effective tax rate.
To respond to these and other factors, we may make business decisions that adversely affect our operating results such as modifications to our pricing policy, promotions, development efforts, product releases, business structure or operations. Most of our expenses, such as employee compensation and rent for our facilities, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our net revenues for a particular period fall below expectations, we may be unable to adjust spending quickly enough to offset such shortfall. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance.
In addition, we generally anticipate seeing some seasonality in our product sales, with higher sales in the last quarter of the year and lower sales during the summer months. It is also possible that in future periods, our results of operations will not meet the expectations of investors or analysts, or any published reports or analyses regarding our company. In that event, the price of our common stock could decline, perhaps substantially.

The historical financial results of our Obagi Skincare and Milk Makeup businesses may not be indicative of our future performance.
The historical financial results of our Obagi Skincare and Milk Makeup businesses included in this Report do not reflect the financial condition, results of operations or cash flows each would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors: (a) we incurred significant costs as a result of the Business Combination and the restatement of our financial statements, including legal, financial advisory and accounting fees, (b) we will continue to incur additional costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act that neither Obagi nor Milk had as they were not public companies; and (c) our capital structure is different from that reflected in historical financial statements for the Predecessor Periods, which include only the business of Obagi. Our financial condition and future results of operations could be materially different from amounts reflected in the historical financial statements included elsewhere in this Report, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.
The price of our securities may be volatile.
The price of our securities, may fluctuate due to a variety of factors, including:
•the volume of our Class A ordinary shares available for public sale;
•the ability of our shareholders to trade restricted securities pursuant to Rule 144 or a shelf registration statement;
•changes in the markets in which we and our customers operate;
•developments involving our competitors;
•changes in laws and regulations affecting our Obagi Skincare and/or Milk Makeup businesses;
•variations in operating performance and the performance of competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•actions by shareholders, including the sale by any of our significant shareholders of any of their Class A ordinary shares or the perception that such sales by our significant shareholders may occur;
•additions and departures of key personnel;
•commencement of, or involvement in, litigation;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; and

•general economic and political conditions, such as the effects of, recessions, interest rates, local and national elections, prices for fuel and consumer goods, international currency fluctuations, corruption, political instability, acts of war or terrorism, or a pandemic or epidemic.
These market and industry factors may materially reduce the market price of our Class A ordinary shares and warrants regardless of our operating performance.

We may issue additional securities without your approval, which would dilute your ownership interests and may depress the market price of our Class A ordinary shares.
Certain directors, key employees and consultants of the Company and of our subsidiaries have been granted equity awards under the Waldencast 2022 Incentive Award Plan. You will experience additional dilution when those equity awards vest and are settled or exercisable, as applicable, for our Class A ordinary shares.
In September 2023, in connection with the 2023 PIPE Investment, we entered into subscription agreements with certain investors for the issuance and sale of 14,000,000 Class A ordinary shares in a private placement to (i) one stakeholder of Beauty Ventures, (ii) certain other existing equityholders, including certain members of the Sponsor, and (iii) Michel Brousset and Hind Sebti at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment resulted in dilution of the equity interests of other existing holders of our securities who did not participate in the transaction. In the future, we may issue additional Class A ordinary shares or other equity securities of equal or senior rank in connection with, among other things, acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. The issuance of additional Class A ordinary shares or other equity securities could significantly dilute the equity interests of existing holders of our securities and may adversely affect prevailing market prices for our Class A ordinary shares or warrants.
We may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Obagi and Milk has identified all material issues or risks associated with Obagi Skincare and Milk Makeup businesses or the industries in which they compete. Furthermore, we cannot assure you that factors outside of Obagi’s, Milk’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. In connection with the restatement of our financial statements for the Predecessor Periods, we determined that the reporting unit fair value for our Obagi Skincare business was more likely than not less than its carrying amount due to the fact that restated actual results of the business following the Closing Date were less than the projected results at the time of the acquisition. As a result, during the Successor Period ended December 31, 2022, the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment. If any of these unexpected or unidentified risks materialize, including any other future write downs or charges, it could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities. Additionally, we have no indemnification rights against Obagi or former Obagi shareholders or against Milk or the former owners of Milk under our acquisition agreements with Obagi and Milk. Accordingly, our equityholders could suffer a reduction in the value of their securities. Such equityholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
Warrants will be exercisable for our Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, and a sale of a substantial number of our securities in the public market could cause the price of our securities to decline.

Outstanding warrants to purchase an aggregate of 29,533,282 Class A ordinary shares are exercisable in accordance with the terms of the warrant agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) governing those securities at an exercise price of $11.50 per share. These warrants will expire five years after the completion of our the Business Combination (July 27, 2027), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. To the extent such warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to our existing Class A ordinary shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A ordinary shares. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration and as such, the warrants may expire worthless. In addition, our shareholders who exercised their redemption rights with respect to their public shares in connection with the Business Combination retained their public warrants, which may be exercised by such redeeming shareholders for our Class A ordinary shares resulting in further dilution.
A significant number of our shares are held by our sponsors and the former owner of Obagi.
Members of the Sponsor and its affiliates own a combined ownership interest of 50.8% of our Class A ordinary shares, comprised of the following: (i) Burwell Mountain Trust (“Burwell”) holds an ownership interest of 11.2% of the Class A ordinary shares, (ii) Zeno Investment Master Fund (f/k/a Dynamo Master Fund) (“Zeno”) holds an ownership interest of 19.1% of the Class A ordinary shares, (iii) Waldencast Ventures LP holds an ownership interest of 5.0% of the Class A ordinary shares, and (iv) Beauty Ventures holds an ownership interest of 21.6% of the Class A ordinary shares. In addition, Cedarwalk Skincare Ltd., the owner of Obagi immediately prior to the close of the Business Combination (“Cedarwalk”), holds an ownership interest of 28.3% of the Class A ordinary shares.
As a result of such ownership, members of the Sponsor and their affiliates and Cedarwalk exercise significant influence over all matters requiring shareholder approval, including the election and removal of directors, appointment and removal of officers, any amendment of our memorandum and articles of association (the “Constitutional Document”), and any approval of significant corporate transactions. Additionally, the interests of the Sponsor and its affiliates and/or Cedarwalk may differ from those of other shareholders. As a result, the concentration of voting power with members of the Sponsor and their affiliates and Cedarwalk may have an adverse effect on the price of our securities.
Future resales of our Class A ordinary shares may cause the market price of our securities to drop significantly, even if our business is doing well.
Subject to certain exceptions, in connection with the 2023 PIPE Investment, the participating investors agreed not to transfer or sell, during the respective lock-up period, any Class A ordinary shares (i) subscribed by such participating investor in connection with the 2023 PIPE Investment and (ii) held by such participating investor at or prior to the applicable PIPE Closing Date (as defined below) (the “Lock-Up Shares”). For 75% of the Lock-Up Shares, the applicable lock-up period means the period beginning on September 14, 2023 for investors in 13,600,000 Class A ordinary shares (the “First PIPE Closing Date”) or November 8, 2023 for investors in 400,000 Class A ordinary shares (the “Second PIPE Closing Date” and together with the First PIPE Closing Date, the “PIPE Closing Dates”, and individually, each a “PIPE Closing Date”), and ending on the one-year anniversary of the applicable PIPE Closing Date. For 25% of the Lock-Up Shares, the applicable lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the six-month anniversary of the applicable PIPE Closing Date. There are no other contractual lock-up restrictions currently in place, as those entered into in connection with the Business Combination have expired. See “Item 5. Waldencast’s Operating and Financial Review and Prospects—Recent Events—Lock-Up Restrictions” for more information on the Lock-Up Agreements (as defined below).
Following the expiration of each applicable lock-up period, the applicable shareholders will not be contractually restricted from selling our Class A ordinary shares, however other restrictions may apply as a result of applicable securities laws. Additionally, certain of the Class A ordinary shares held by the Sponsor and its affiliates and former members of Milk, who acquired the shares in a private placement, are not contractually restricted from selling any of their Class A ordinary shares, other than by applicable securities laws, including those requiring us to be timely in our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Organization and Corporate Structure—As a former shell company, resales of shares of our restricted Class A ordinary shares in reliance on Rule 144 of the Securities Act are subject to the requirements of Rule 144(i).” As such, sales of a substantial number of our Class A ordinary shares in the public market could occur at any time subject to applicable securities laws. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A ordinary shares.

As the applicable lock-up periods expire and registration statements are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our Class A ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Risks Related to Global Economic, Political and Social Conditions
Our sales and profitability may suffer if current economic conditions in any of our major markets inhibit people from spending their disposable income on beauty and wellness products.
Virtually all of our products are purchased based on consumer choice due to the fact that they are generally considered cosmetic in nature and not covered by health insurance policies. As a result, they are typically paid for directly by the customer out of disposable income and are not subject to reimbursement by third-party payors such as health insurers. Adverse changes in the economy, such as continuing increases in prices for consumer goods in the U.S. and many other countries, an economic slow-down or recession, or ongoing economic uncertainties, could accordingly have a significant negative effect on consumer spending for these products. If consumers reassess their spending choices, the demand for these products could decline significantly, which would have a material adverse effect on our sales and profitability. In addition, inflation, rising interest rates and other economic uncertainties may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected.
Global or regional conflicts or uncertainties may adversely affect our business.
Adverse changes in global or regional conditions periodically occur, including changes or uncertainty in fiscal, monetary or trade policy, geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity, catastrophic events such as natural disasters and public health issues (including the COVID-19 pandemic), supply chain interruptions, new or revised export, import or doing-business regulations, including trade sanctions and tariffs or other global or regional occurrences.
Global or regional conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, military actions and any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.
Additionally, tensions between the U.S. and China have led to increased tariffs and trade restrictions. The U.S. has imposed economic sanctions on certain Chinese individuals and entities and restrictions on the export of U.S.-regulated products and technology to certain Chinese technology companies. These and other global and regional conditions may adversely impact our business strategy to continue to expand sales of Obagi and Milk products in China.
Public health emergencies, epidemics or pandemics, such as COVID-19, have had, and could in the future have, an adverse impact on our operations and financial condition.
Public health emergencies, epidemics or pandemics have had, and could in the future have, an adverse impact on our operations and financial condition. The emergence of COVID-19 in 2020 caused many countries, including the U.S., to declare national emergencies and implement preventive measures such as travel bans and shelter in place or total lock-down orders. The net revenue derived from our Obagi Skincare and Milk Makeup businesses were materially and adversely affected in the first two quarters of 2020, as many of Obagi’s physician customers and Milk’s primary reseller, Sephora, were required to close their businesses for several weeks, which greatly diminished demand for Obagi and Milk products. Any re-implementation of similar restrictions in response to a new variant of COVID-19 or another pandemic or epidemic could have a material impact on our future net revenue.
The impact of COVID-19 on the global supply chain caused a number of challenges for our Milk Makeup business that were in many cases beyond our control, including among others, availability of raw materials and components, production and transport delays, loss of productivity in warehousing and shipping, reduction in Sephora’s ability to ship from their warehouses to stores, and reductions in their stores’ ability to properly offer advice and service and to supply

Milk products and service our gondolas in the same way that was done prior to COVID-19. This impact in-store is particularly challenging for prestige cosmetics where consumers are paying a premium price to be able to access advice and samples that justify paying more instead of purchasing a product in a self-serve environment. In addition, although the impact of COVID-19 on Obagi’s manufacturing and supply chain to date has not been material, temporary or permanent closures of Obagi’s direct and indirect suppliers could result in adverse effects to the supply chain. Any supply disruptions would adversely affect our ability to procure sufficient inventory of Obagi and Milk products to support customer orders.
In response to the COVID-19 pandemic, we also modified some of our business practices, including accelerating the launch of a redesigned Obagi website to enable us to sell Obagi products directly to consumers, creating an e-commerce platform to enable Obagi’s physician customers to sell the products online to their patients, designing a Door-Step Delivery Program for Obagi customers’ patients, and investing in the Obagi Helping Hands program to provide free hand sanitizer to healthcare professionals. All of these changes required significant investments of financial and management resources.
While the COVID-19 Public Health Emergency declared under the Public Health Service Act expired in May 2023, any future pandemic, epidemic, natural disaster or other unanticipated event could require us to make similar unplanned investments or adversely affect our business, financial condition and results of operations.
Our business operations involve doing business in the People’s Republic of China, which exposes us to risks inherent in doing business in that country.
Milk Makeup currently sources components in the People’s Republic of China and does not have substantial alternatives to those suppliers. Milk Makeup and Obagi Hong Kong Limited, a subsidiary of Cedarwalk (“Obagi Hong Kong”) also utilize warehouse services provided third-party distributors in that region. The results of operations of our business will be materially and adversely affected if the cost for components or third-party warehouse services increase significantly. Additionally, the Chinese government may impose regulations regarding ingredients and composition of cosmetics and skincare products and these regulations may affect our ability to sell our Obagi Skincare and Milk Makeup products in the PRC.
Doing business in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security and other matters. In addition, we or our suppliers and distributors, including Obagi Hong Kong, may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.
The U.S. government has imposed increased tariffs on certain imports from China. We currently source important components for some Milk Makeup products from third-party suppliers in China, and, as such, current tariffs may increase the cost of such goods, which may result in lower gross margin on affected products. In any case, increased tariffs on imports from China could materially and adversely affect the business, financial condition and results of operations of our Milk Makeup business. In retaliation for the current U.S. tariffs, China has implemented tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the U.S. could result in the adoption of tariffs by other countries as well, leading to a global trade war. Trade restrictions implemented by the U.S. or other countries in connection with a global trade war could materially and adversely affect our business, financial condition and results of operations

Risks Related to our Obagi Skincare Business
We are dependent on one main provider in the U.S. who is considered our customer, and the loss of the services of such a provider could have a material adverse effect on our business, financial condition and results of operations.

We sell Obagi products in the U.S. to healthcare professionals in the physician-dispensed channel through an authorized wholesale distributor (the “Physician Channel Provider”), who also serves as our only distributor with respect to sales of Obagi products to retail and spa customers in the U.S. Under this model, we sell the products to the Physician Channel Provider, which then sells the products through to Obagi’s physician customers when they order them. Although the Physician Channel Provider purchases products from us for sale to our physician customers in the U.S. and customers who purchase our products on our e-commerce platforms, we maintain control of the product inventory at their warehouse and continue to manage the relationships with the end customers, until immediately prior to the sale of the product to the end customer. As a result, control of the products does not shift to the Physician Channel Provider, and we do not recognize revenue from products sold to the Physician Channel Provider, until immediately prior to their sale to the physician or e-commerce customer. On the other hand, we recognize revenue for products sold to the Physician Channel Provider for our retail and spa customers upon transfer of the products to the Physician Channel Provider. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and “Item 8. Financial Information - Note 2. Restatement and Reclassifications for further information on revenue recognition for products sold to the Physician Channel Provider.
The Physician Channel Provider accounted for a significant portion of our net revenue in the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and the year ended December 31, 2020 (the “2020 Predecessor Period”). Our agreement with the Physician Channel Provider does not contain any minimum purchase requirements. Accordingly, Obagi does not have any guarantees regarding the quantity of each of the products that Physician Channel Provider will order. Obagi provides the Physician Channel Provider with forecasts of demand for its products from physician customers, however, these forecasts may not always accurately assess demand for one or more products during any given quarter, which many affect subsequent orders for the affected products from them. Our agreement with the Physician Channel Provider expires in September 2024 we may not be able to extend the agreement on its current terms or renegotiate the terms on a commercially reasonable basis, or at all.
The Physician Channel Provider operates and manages the ordering portal for our customers, receives and fulfills product orders, and provides customer service functions (including call center services), processes product returns, runs customer credential and credit checks, and offers invoicing, and collection, accounts receivable and chargeback services. The failure of the Physician Channel Provider to provide the expected services on a timely basis, or at all, at the prices we expect, or the costs and disruption incurred in changing our main U.S. distributor could have a material adverse effect on our business, financial condition and results of operations.
Our Obagi Skincare business faces intense competition, in some cases from companies that have significantly greater resources than we do, which could limit our ability to generate sales and/or render our products obsolete.
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as Obagi enters new markets and/or distribution channels, attempts to penetrate existing markets with new products and expands into new distribution channels. We may not be able to compete effectively in these markets, may face significant pricing pressure from our competitors and may lose market share to our competitors. The principal competitors for our Obagi Skincare business are large, well-established companies in the fields of pharmaceuticals, cosmetics, medical devices and health care. Our largest direct competitors include SkinCeuticals and Skinbetter Science, each a division of L’Oréal S.A., SkinMedica, Inc., a division of Allergan, Inc., ZO Skin Health, a majority of which is owned by Blackstone Tactical Opportunities, and PCA Skin and EltaMD, each a division of Colgate-Palmolive.
Our indirect competitors for Obagi Medical® products sell skincare products directly to consumers, and generally consist of large well known cosmetic companies, including, but not limited to, La Roche-Posay Laboratoire Dermatologique SAS, Dermalogica, Inc., Murad Inc. and dermatologist backed brands, such as Dr. Dennis Gross Skincare, LLC. Our Obagi Clinical line faces competition from Eucerin, La Roche Posay and Vichy in Southeast Asia. We also face competition from medical device companies offering products to physicians that are used to enhance the skin’s appearance.
Many of these competitors have significantly greater resources than we have. This enables them, among other things, to make greater investments in research and development and spread their research and development costs, as well as their marketing and promotional costs, over a broader revenue base. It is also possible that developments by our competitors could make Obagi products or technologies less competitive or obsolete. The treatment of skin conditions and the enhancement of the appearance of skin are the subjects of active research and development by many potential competitors, including major pharmaceutical companies and specialized biotechnology firms, such as those listed above, as well as universities and other research institutions. Competitive advances may also include the potential development of new laser or radio frequency therapies to treat hyperpigmentation and photodamaged skin. While we intend to expand our technological capabilities to remain competitive, research and development by others may result in the introduction of new products by competitors that represent substantial improvements over existing Obagi products. If that occurs, sales of our existing products could decline rapidly. Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products developed by our competitors.
Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm® products. If we are unable to manufacture or sell the Nu-Derm products in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of Nu-Derm products, our business will be materially and adversely impacted.
To date, a substantial portion of our Obagi Skincare revenues have resulted from sales of our principal product line, the Obagi Nu-Derm System and related products. Nu-Derm products accounted for a significant portion of the total products shipped in the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and the 2020 Predecessor Period. Although we currently offer other products such as Obagi-C® Rx, Professional-C®, ELASTIderm®, CLENZIderm®, Blue Peel® products and our Obagi Clinical line, and intend to introduce additional new products, we still expect sales of our Obagi Nu-Derm System and related products to account for a substantial portion of sales for the Obagi Skincare business for the foreseeable future. Because this business is highly dependent on Nu-Derm products, factors adversely affecting the pricing of, or demand for, these products could have a material and adverse effect on our business.
Sales of Obagi Nu-Derm products also experience seasonality. We believe this is due to variability in patient compliance that relates to several factors such as a tendency to travel and/or engage in other disruptive activities during the summer months. Additionally, our commercial success depends in large part on our ability to sustain market acceptance of the Nu-Derm System. If existing users of our products determine that Obagi products do not satisfy their requirements, if our competitors develop a product that is perceived by patients or physicians to better satisfy their respective requirements or if state or federal regulations or enforcement actions prohibit sales of the Nu-Derm System, individual products within the system or any related products, sales of these products may decline and our total net revenue may correspondingly decline. We cannot assure you that we will be able to continue to manufacture these products in commercial quantities at acceptable costs. Our inability to do so would adversely affect our operating results and cause our business to suffer.
We are dependent on third parties to manufacture our products, which exposes us to risks we would not face if we manufactured the products ourselves, including capacity constraints, delay in product deliveries, and the inability to directly control regulatory compliance and quality assurance.
We currently outsource all of the manufacturing of Obagi products to third-party contract manufacturers (“CMOs”). We have two or more qualified CMOs for some of our key products, however, certain products, including some of our sun protection products, are currently supplied by a single source. In the event that such a sole source supplier or any of our other CMOs terminates its supply arrangement with us, experiences financial difficulties, encounters regulatory or quality assurance issues, experiences a significant disruption in supply of raw materials or components for our products or suffers any damage to its facilities, we may experience delays in securing sufficient amounts of our products, which could harm our business, reputation and relationships with customers.
Bausch Health, which formerly owned the Obagi Skincare business, is our only supplier and manufacturer of our tretinoin products. Obagi has a contract with Bausch Health that has an initial termination date in 2027. While there are several other CMOs of generic tretinoin, the termination of this agreement or any loss of services under the agreement could be difficult for us to replace on the same or similarly favorable terms.
We expect to continue to rely on third parties to produce materials required for clinical trials and for the commercial production of our Obagi products. However, there are a limited number of third-party CMOs that operate under the FDA’s current cGMPs regulations and that have the necessary expertise and capacity to manufacture our products. During the 2022 Successor Period, the 2022 Predecessor Period, the 2021 Predecessor Period and the 2020 Predecessor Period, we purchased a significant portion of inventory from two CMOs. During the 2022 Predecessor Period, we also purchased a considerable amount of inventory from a company in Japan that produces a separate line of products using the brand name Obagi under a license agreement with us, which products we purchased from them for sale in China prior to the Closing Date. In the event one of these suppliers terminates its arrangement with Obagi, it may be difficult for us to locate alternate CMOs for our anticipated future needs. If we are unable to arrange for third-party manufacturing of our Obagi products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell new products.
Reliance on third-party CMOs entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance. To the extent that any of our CMOs fails to comply with regulatory requirements or encounters quality assurance issues, we may experience an interruption in the supply of products, which could impair our customer relationships and adversely affect our business, financial condition and results of operations. In addition, reliance on third-party CMOs subjects us to the possibility of breach of the applicable manufacturing agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party. The process of transferring products to a new CMO is time consuming and can take 6 to 18 months, which could result in a delay in supply of affected products until the technical transfer is completed. Dependence upon third parties for the manufacture of our products may also reduce our profit margins and may limit our ability to develop and deliver products on a timely and competitive basis. Using third-party CMOs also entails the following risks, among others:

•the failure of the third-party to manufacture our products on schedule, or at all, including if our CMOs give greater priority to the supply of other products over our products or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;
•the reduction or termination of production or deliveries, or the raising of prices or renegotiation of terms;
•the failure of third-party CMOs to comply with applicable regulatory requirements;
•raw material or labor shortages that delay production of our products;
•increases in raw material or labor costs that may adversely affect our procurement costs;
•an inability to reduce production quickly in response to changes in market demand due to binding purchase orders with the third-party CMO or the incurrence of liabilities when negotiating modifications to or cancellation of outstanding purchase orders;
•the inadvertent or intentional disclosure of our confidential information or intellectual property to competitors or other third parties; and
•the failure of a third party to produce our products according to our specifications.
The loss of a significant customer or inability of a large customer to pay invoices in accordance with agreed-upon payment terms could materially and adversely affect our business, financial condition and results of operations.
Our e-commerce partners and international distributors purchase our products directly from us. The SA Distributor, accounted for a material portion of our net revenue for the Obagi Skincare business in the 2022 Successor Period, 2022 Predecessor Period and 2021 Predecessor Period. The agreement with the SA Distributor granted the SA Distributor a right to distribute Obagi products in Vietnam, Cambodia, Laos, Myanmar and South Korea, contained minimum purchase requirements and had a term that would have expired on December 31, 2026. In January and October 2022, we executed amendments with the SA Distributor to, among other things, expand the countries within Southeast Asia in which it may distribute our products. During the COVID pandemic, the SA Distributor was not able to ship and sell products into Vietnam due to import restrictions issued by that country, and thus was unable to generate any revenue from product sales. As a result, the SA Distributor was not able to make payments on any invoices to us for several months in 2020. The SA Distributor subsequently experienced a prolonged delay from June 2022 through June 2023 (following our acquisition of Obagi Vietnam from the SA Distributor in March 2023), in obtaining relevant product licenses required to continue importing and distributing Obagi products in Vietnam. During this period, there were a number of long outstanding invoices that remained unpaid by the SA Distributor and we did not recognize any revenue on those invoices during the entirety of that period.
In connection with the restatement of our financial results for Predecessor Periods, we determined that revenue for product orders received from the SA Distributor should be recognized under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) only when the SA Distributor had paid the entire invoice for such product order in full, which often took a prolonged period of time (several moths) to occur. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and “Item 8. Financial Information—Note 2. Restatement and Reclassifications.”
In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated a Purchase Agreement (the “Vietnam Purchase Agreement”) with Obagi Vietnam and the SA Distributor, pursuant to which, among other terms, Obagi acquired certain assets of Obagi Vietnam, from the SA Distributor and in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, an indirect subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve months ending December 31, 2026, subject to setoff for any owed obligations. We currently do not anticipate that any such earnout payment will be payable. The SA Distributor does not currently have any active participation in the Obagi Vietnam business other than as a silent shareholder. Due to non-performance by the SA Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to restructure the business of Obagi Vietnam by hiring a new local management, finance and sales team to replace the previous SA Distributor team, entering into new online and offline distribution agreements with reputable partners and re-applying for all product registrations, which were obtained in June 2023.
Historically, Obagi had also agreed to amendments in payment terms with certain customers, including the exclusive distributor of Obagi products on Amazon and Walmart e-commerce platforms in the U.S. (the “U.S. Online Marketplace Distributor”), that allowed for progress payments on invoices that resulted in a gap of more than 365 days between the shipment of products to the customer and receipt of payment in full for the invoice for such products. In such instances, a portion of the invoice to the customer was considered to constitute a financing component and a corresponding portion of the revenue attributable to the product order was recognized as interest income. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and “Item 8. Financial Information—Note 2. Restatement and Reclassifications.” In the fourth quarter of 2023, we terminated our relationship with the U.S. Online Marketplace Distributor and began selling products on Amazon directly. See “Item 8. Financial Information—Note 21. Subsequent Events—U.S. Online Marketplace Distributor Contract Termination.”
We have implemented additional internal controls related to prolonged payment terms, the amendment of payment terms or deviation from agreed-upon payment terms by customers, however, we cannot assure you that we will not encounter issues with delayed payments from customers in the future. Any inability of a significant customer to maintain their payment terms with us could adversely affect our revenue, capital resources and ability to predict cash flow from operations.
We are dependent on third parties to store, distribute and deliver products to our international customers and for other essential services.
We depend on other third-party logistics providers to store and fulfill product orders from our international distributors. Obagi is not party to long-term contracts with any of these parties, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.
Further, these third-party providers may:

•have economic or business interests or goals that are inconsistent with ours;
•take actions contrary to our instructions, requests, policies or objectives;
•be unable or unwilling to fulfill their obligations to comply with applicable regulations, including those regarding the storage and handling of our products;
•have financial difficulties;
•disclose our confidential information or intellectual property to competitors or third parties;
•engage in activities or employ practices that may harm our reputation; and
•work with, be acquired by, or come under control of, our competitors.
The occurrence of any of these events, alone or together, could have a material adverse effect on our business, financial condition and results of operations. In addition, such problems may require us to find new third-party service providers, and we cannot assure you that we would be successful in finding financially viable alternatives that meet our standards.
The management and oversight of the engagement and activities of our third-party service providers require substantial time and effort from our employees, and we may be unable to successfully manage and oversee such activities.
If we fail to manage our inventory of Obagi products effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

The Obagi Skincare business requires us to manage large volumes of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units (“SKUs”). Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale due to the long lead times required to manufacture our products. Demand may be affected by new product launches, changes in customer preferences, demand or spending patterns, changes in product cycles and pricing, product defects and promotions. It may be difficult to accurately forecast demand and determine appropriate levels of products or components. Our ability to accurately forecast demand may be further hindered in the future as we expand the percentage of our sales made outside of the U.S. because we depend on our international distributors to provide us with forecasts for demand for our products in their respective territories.
If we or our distributors overestimate demand, our distributors may not be able to sell their existing inventory to their customers, which may affect their ability to timely pay us and their demand for products in the future. Moreover, costs of goods sold increased in the 2022 Successor Period, in part as a result of inventory reserve provisions and write-offs. We may be required to recognize additional inventory write-offs and increase our reserves for product returns in future, particularly if our estimates relating to demand in certain of our markets or with respect to certain of our product lines are incorrect. On the other hand, if we or our distributors underestimate demand, we may not have sufficient inventory of products to ship to our customers. Obagi products have expiration dates that generally range from 24 to 36 months from the date of manufacture. We estimate the amount of potentially excess, dated or otherwise impaired inventories that we may have to write down. Although our estimates are reviewed quarterly for reasonableness, our product return activity could differ significantly from our estimates. Judgment is required in estimating the amount of inventory that may be written down and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge would have a material adverse effect on our net income, results of operations and financial condition.
Obagi licenses intellectual property to third parties in certain international markets and our net income would be adversely affected if any of these third parties terminate or breach their license agreements.
Obagi licenses certain trademarks for the retail drug store channel in Japan to Rohto, from whom we receive royalties. We also license our trademarks and product formulas to Obagi Hong Kong, for commercialization in the China Region. Because incremental costs associated with these agreements are minimal, a material decline in licensing revenues from or termination of our relationships with Rohto and/or Obagi Hong Kong could have an adverse effect on our gross margin. In addition, the failure of Rohto, Obagi Hong Kong, or any other entity that licenses our product formulas to comply with our quality standards and other controls, could materially and adversely affect our financial condition and operating results. Our licensees or others may dispute the scope of their rights under any of these licenses. Our licensees under these licenses may breach the terms of their respective agreements. Loss or breach of any of these licenses for any reason could materially and adversely affect our financial condition and operating results. Any dispute with a licensee could be complex, expensive and time-consuming, and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our licensed products.
Obagi and our CMOs and suppliers license certain product and device technologies from third parties. If these licenses are breached, terminated or disputed, our ability to commercialize products dependent on these technologies and patents may be compromised.
Obagi has licensed certain products and proprietary technology for various products, including our SUZANOBAGIMD® products, Obagi Nu-Cil™ Eyelash Enhancing Serum, Obagi Nu-Cil™ Eyebrow Boosting Serum and the Skintrinsiq™ device. If one or more of the licenses that we have with the parties who own these formulas or technologies terminate, or if we violate the terms of our licenses or otherwise lose our rights to these products or technology, we may be unable to continue developing and selling the Obagi products that are covered by these licenses. Our licensors or others may dispute the scope of our rights under any of these licenses. The licensors under these licenses may breach the terms of their respective agreements or fail to prevent infringement of the licensed formulas or technology by third parties. Loss of any of these licenses for any reason could materially and adversely affect our financial condition and operating results.
Further, we purchase Obagi products from manufacturers and suppliers who have licensed patent rights to use and sell these products from third-party licensors, and if any dispute arises as to these licensed rights, the third-party licensors may bring legal actions against us, our respective licensees, suppliers, customers or collaborators, and claim damages and seek to enjoin the manufacturing and marketing of such products. In addition, if we determine that our products do not incorporate the patented technology that we have licensed from third parties, or that one or more of the patents that we have licensed are not valid, we may dispute our obligation to pay royalties to our licensors. Any dispute with a licensor could be complex, expensive and time-consuming and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our patent-licensed products.
Our failure to successfully in-license or acquire additional products and technologies would impair our ability to grow the Obagi Skincare business.
We intend to in-license, acquire, develop and market new products and technologies. Because we have limited internal research capabilities, our business model depends in part on our ability to license patents, products and/or technologies from third parties. The success of this strategy also depends upon our ability and the ability of our third-party formulators to formulate products under such licenses, as well as our ability to manufacture, market and sell such licensed products.
We may not be able to successfully identify any new products to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of products or technologies. We may not be able to acquire or in-license the rights to such products on terms that we find acceptable, or at all. As a result, our ability to grow the Obagi Skincare business or increase our profits could be adversely impacted.
Obagi received a Paycheck Protection Program loan, and its application for such loan could in the future be determined to have been impermissible or could result in damage to our reputation.
In May 2020, Obagi applied for and received an unsecured $6.8 million loan under the Paycheck Protection Program (the “PPP Loan”). In June 2021, the PPP Loan was fully forgiven. The Paycheck Protection Program was established under the CARES Act, and is administered by the U.S. Small Business Administration (the “SBA”). If Obagi is later determined to have been ineligible to receive the PPP Loan or loan forgiveness, we may be subject to significant penalties, including significant civil, criminal and administrative penalties, we could be required to repay the PPP Loan in its entirety, and our reputation could suffer. A review or audit by the SBA or other government entity or claims under the U.S. False Claims Act could consume significant financial and management resources. In February 2023, we were notified by our lender that the SBA had requested additional documents relating to our PPP Loan. The lender has questioned the amount of our loan request, however, the SBA review is ongoing and we cannot determine if the SBA will ultimately challenge the PPP Loan, in which case we may be required to repay all or a portion of the loan.
Legal and Regulatory Risks That Could Adversely Impact our Obagi Skincare Business
Laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our over-the-counter (“OTC”) drug, device and cosmetic products to consumers could harm our business.
Obagi products are subject to regulation by the FDA, FTC and comparable state, local and foreign regulatory authorities, including the European Commission, and, over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. If the laws and regulations governing our products continue to change, we may find it necessary to alter some of the ways we have traditionally marketed our products to stay in compliance with applicable regulations, and this could add to the costs of our operations and have a material adverse effect on our business. To the extent federal, state, local or foreign regulatory requirements regarding consumer protection, or the ingredients, claims or safety of our products continue to change in the future, such changes could require us to reformulate or discontinue certain products, apply for new or different marketing authorizations, revise product packaging or labeling, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by the FDA, FTC or other regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
The FDCA defines cosmetics, in relevant part, as “articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body for cleansing, beautifying, promoting attractiveness, or altering the appearance.” The term “drug,” in contrast, is defined by reference to its intended use, as “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease” and “articles (other than food) intended to affect the structure or any function of the body of man or other animals.” Therefore, almost any ingested or topical or injectable product that, through its label or labeling (including Internet websites, promotional pamphlets, and other marketing material), is claimed to be beneficial for such uses will be regulated by the FDA as a drug. This definition also includes components of drugs, such as active pharmaceutical ingredients. Drug products must generally either receive premarket approval from the FDA or conform to a “monograph” for a particular drug category, as established by the FDA’s OTC Drug Review process, which has been subject to recent reforms pursuant to the CARES Act. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance.
The MoCRA, enacted by Congress in late December 2022, introduced new compliance obligations for manufacturers of cosmetic products in the U.S. and significantly expanded the FDA’s authority to regulate cosmetic products. Under MoCRA, companies will be obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. Companies will need to be in compliance with many of the new requirements no later than July 1, 2024. MoCRA requires the FDA to issue regulations governing cGMP for cosmetic manufacturers by December 2025 and additional labeling requirements as expected to go into effect in 2024. Our operations could be harmed if regulatory authorities make determinations that our CMOs are not in compliance with regulations. We cannot assure you that the CMOs of all of our products will be able to comply with all of these new regulations in a timely manner or that they will not decide to pass the increased costs of having to comply with the regulations onto us, which would increase our costs and negatively impact net income. In addition, with the exception of color additives, the FDA does not currently require premarket approval for, or premarket review of, products intended to be sold as cosmetics in the U.S. However, the FDA may in the future require premarket approval or clearance of such products as well.
We market certain products, such as eyelash serums and chemical peels, as cosmetics (i.e., not pursuant to an FDA approval or OTC monograph), but the FDA may disagree with our determination that these products do not require FDA premarket review and approval or that they adhere to the applicable OTC monograph. We also market the Skintrisiq device for use in connection with certain of our cosmetic and OTC skin care products. We believe that, based on its intended use, the Skintrinsiq device does not meet the FDCA’s definition of a medical device and have not sought FDA premarket review of this product. However, the FDA may disagree with our determination and subject the Skintrinsiq device to medical device regulations. Similar risks may apply in foreign jurisdictions where we market our products.
Any inquiry into the regulatory status of our cosmetics and related products, including the Skintrinsiq device, and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace. In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. The FDA has also historically taken action against manufacturers of some light-emitting products used to alter or improve appearance on the grounds that those products are medical devices that require clearance or approval. If the FDA or any other regulatory authorities determine that we have made inappropriate drug or medical device claims regarding Obagi products, we could receive a warning or untitled letter, be required to modify our product claims, pay fines or penalties, or take other actions to satisfy the FDA or any other regulatory authorities. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. We cannot assure you that we will not be subject to state, federal or foreign government actions or class action lawsuits, which could harm our business, financial condition and results of operations.
If any of the Obagi products we intend to sell as cosmetics or for use with our cosmetic products were to be regulated as drugs or medical devices, we might be required to conduct, among other things, lengthy clinical trials to demonstrate the safety and efficacy of these products and/or submit applications to the FDA in order to obtain required marketing authorizations for such products, and we may be required to cease distribution of or recall these products until such authorizations are obtained. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing requirements applicable to drugs or medical devices. If the FDA or any other regulatory authorities determine that any of our products intended to be sold as cosmetics or for use with our cosmetic products should be classified and regulated as drug products or medical devices, or were to ban or restrict the use of certain ingredients in such cosmetic products, and we are unable to comply with applicable requirements for those products, we may be unable to continue to market those products and may be subject to enforcement action.
In addition, we sell products, such as sunscreens, that are subject to the FDA’s OTC drug monograph regulatory requirements. The FDA regulates the formulation, manufacturing, packaging and labeling of OTC drug products. Certain of our products, such as some of our sunscreen and acne drug products, are regulated pursuant to the FDA’s OTC drug monographs that specify acceptable active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are marketed as OTC drugs pursuant to an OTC monograph are not in compliance with the applicable FDA monograph or the FDA changes the list of active ingredients that are covered under the monograph, we may be required to reformulate the product, stop making claims relating to such product or stop selling the product until we are able to obtain costly and time-consuming FDA approvals. We are also required to submit adverse event reports to the FDA for our OTC drug products, and failure to comply with this requirement may subject us to FDA regulatory action. Moreover, the FDA’s process for establishing, amending, and finalizing monographs has recently been reformed pursuant to the CARES Act. If these reforms affect the regulatory requirements to which we or our products are subject, or if we do not comply, we could be subject to enforcement action, which could materially adversely affect our business.
We are also subject to FTC rules and regulations as well as state consumer protection laws. If we are unable to show adequate substantiation for our product claims, our claims are otherwise perceived to be unlawful or deceptive, our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, or we do not adhere to certain disclosures, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties or fines, require us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could harm our business, financial condition and results of operations.
Our products may also be subject to regulation by the CPSC in the U.S. under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban consumer products that fail to comply with applicable product safety laws, regulations and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.
Moreover, new or revised government laws, regulations or guidelines could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. We cannot, for example, predict additional costs or other impacts of MoCRA, which among other things, requires FDA rulemaking for the implementation of key provisions.
Our products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.
We market Obagi products that contain hydroquinone (“HQ”) on a prescription-only (i.e., not OTC) basis, and we have not sought nor obtained premarket approval from the FDA to market these products in the U.S., nor have we sought marketing authorizations in other jurisdictions. Sales of Obagi products containing HQ accounted for a significant portion of total products in the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and 2020 Predecessor Period, respectively. Although, to date, neither the FDA nor any other regulators have taken action against us for selling our prescription HQ products in the U.S. and in other jurisdictions without marketing approval, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products, and we may be required to suspend marketing of our prescription HQ products unless and until such products are approved.
Based on the historical evolution of the legal and regulatory framework applicable to drugs in the U.S., the FDA acknowledges that there are some drugs on the market that lack required FDA approval for marketing. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without required approvals. In 2003, the FDA issued a Compliance Policy Guide (“CPG”), which was finalized in 2006 and subsequently amended in 2011, in which it announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. Under this policy, the FDA indicated that it intended to give higher priority to enforcement actions involving unapproved drug products in certain categories, including drugs with potential safety risks and ineffective drugs that could be used in lieu of effective treatments. Although this CPG was withdrawn and the drug safety initiative was terminated on the basis of a Federal Register notice in 2020, a subsequent Federal Register notice in May 2021 withdrew the prior notice terminating the program and the CPG, and the FDA indicated that it plans to continue to prioritize enforcement based on its existing general approach, which involves risk-based prioritization in light of all the facts of a given circumstance, and issue new guidance on this topic.
We believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authority regarding these HQ products or any of our other products. However, the FDA has issued a Warning Letter to at least one contract manufacturer of prescription-only HQ that cited and objected to another company’s sale of prescription-only HQ on grounds that the product was both an unapproved drug and failed to comply with cGMPs in violation of the FDCA. In addition, although our prescription-only HQ products are made with 4% HQ, the FDA has expressed concerns regarding the safety of 2% HQ products marketed OTC. In addition, the CARES Act implemented a number of changes to regulation of OTC drugs, one of which prohibited the sale of any drug without an approved monograph, including HQ (at any concentration level), from being marked in the U.S. as an OTC drug without FDA approval effective September 2020. In April 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Obagi Skincare Business—Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.” Furthermore, in June and July of 2022, the FDA issued warning letters to two other manufacturers of products containing HQ. In the future the FDA may pursue an enforcement action against us or suspend marketing of our prescription HQ products until we obtain approval of an NDA (as defined below).
If we are required to seek FDA approval or foreign authorities’ authorization of these products, our attention and resources will be dedicated to the clinical development and regulatory approval processes, which will be time-consuming and very expensive. We may also not successfully obtain such approvals or may be delayed in obtaining such approvals if one of our competitors obtains approval and non-patent marketing exclusivity for the same uses for which we intend to seek approvals. In addition, if we are determined to be marketing our prescription HQ products unlawfully, or if patients experience adverse events from using our prescription HQ products, we may be required to recall or cease distribution of these products and may be subject to product liability claims or enforcement action. If we are required to suspend or cease marketing of our prescription HQ products for any reason, our business would be materially adversely affected.
In addition, even if we obtain regulatory approvals for any of our prescription HQ products, such approvals will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. In addition, if the FDA or foreign regulatory authorities approve our products, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements, any of which may materially increase our costs and limit our ability to maintain profitability.
The drug regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are required to seek and obtain any regulatory approvals that may be required for our products, we may be unable to obtain or maintain such regulatory approvals, which would substantially harm our business.
Any products that are regulated by the FDA as drugs must generally obtain premarket approval from the FDA, unless subject to the OTC monograph process or subject to other limited exceptions. The FDA approves new drugs through the New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”) processes before they may be legally marketed in the U.S. In the NDA process, an applicant must generally demonstrate through well-controlled clinical trials that a drug is safe and effective for its intended uses. The Hatch-Waxman Act established the ANDA process, which is an abbreviated FDA approval procedure for drugs that are shown to be bioequivalent to proprietary drugs previously approved by the FDA through its NDA process. Premarket applications for generic drugs are termed “abbreviated”

because such applications generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, an ANDA applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. Similar requirements apply in foreign jurisdictions.
Certain Obagi products, including our tretinoin-based products, are marketed pursuant to an ANDA held by Bausch Health or dispensed under the category of unlicensed medicines in the United Kingdom (the “U.K.”). However, we have not sought or obtained FDA premarket approval or foreign regulatory authorities’ authorization for any of our products. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
The FDA or any foreign regulatory authorities can delay, limit or deny approval or require us to conduct additional nonclinical or clinical testing or abandon a program for, among others, the following reasons:
•the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of any clinical trials we may be required to conduct;
•we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product is safe and effective for its proposed indication or bioequivalent to a listed drug;
•the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our products;
•we may be unable to demonstrate that a product’s clinical and other benefits outweigh its safety risks;
•the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected from clinical trials may not be acceptable or sufficient to support the submission of an NDA, ANDA or other submission or to obtain regulatory approval in the U.S. or elsewhere, and we may be required to conduct additional clinical studies;
•the FDA’s or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our products;
•the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party CMOs with which we contract for clinical and commercial supplies; and
•the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for any approvals.
The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approvals to market our products, which could significantly harm our business, results of operations and prospects.
Changes in laws, regulations, enforcement trends in international markets could harm our business.
In the EU, cosmetics are subject to notification through the Cosmetic Products Notification Portal by the company responsible for placing them on the EU market. A cosmetic is defined as “any substance or mixture intended to be placed in contact with the external parts of the human body (epidermis, hair, nails, lips and external genital organs) or with the teeth and the mucous membranes of the oral cavity with a view exclusively or mainly to cleaning them, perfuming them, changing their appearance, protecting them, keeping them in good condition or correcting body odours.” Consequently, a product is notably considered to be a cosmetic if it is presented as protecting the skin, maintaining the skin in good condition or improving the appearance of the skin, provided that it is not a medicinal product due to its composition or intended use. In the EU, the composition of a cosmetic may not be such that it has a significant effect on the body through a pharmacological, immunological or metabolic mode of action. No test has been determined yet for the significance of the effect. Indeed, by contrast, a medicinal product is defined as “any substance or combination of substances presented as having properties for treating or preventing disease in human beings; or any substance or combination of substances which may be used in or administered to human beings either with a view to restoring, correcting or modifying physiological functions by exerting a pharmacological, immunological or metabolic action, or to making a medical diagnosis.” A similar position was adopted by the U.K. following Brexit.
In many countries, including the U.S., EU, Canada, Australia and Japan, where HQ is regulated as a drug and requires a prescription, we have not sought nor obtained regulatory approval to distribute our HQ products, and instead offer our Nu-Derm Fx and Obagi-C Fx solutions, which contain the skin brightening agent arbutin, for these markets. The effects of arbutin on the skin could be attributed to their gradual hydrolysis and release of HQ. In the EU, the safety of alpha- and beta-arbutin has been previously assessed by the European Commission’s Scientific Committee on Consumer Products (“SCCS”) in 2015 and 2008 respectively, which concluded that the use of alpha-arbutin is safe for consumers in cosmetic products in a concentration up to 2% in face creams and up to 0.5% in body lotions, and the use of beta-arbutin is safe for consumers in cosmetic products in a concentration up to 7% in face creams provided that the contamination of hydroquinone in the cosmetic formulations remain below 1 ppm. Nevertheless, the SCCS highlighted in both opinions that a potential combined use of HQ releasing substances in cosmetic products has not been evaluated. HQ is listed in Annex II to the Cosmetic Regulation, which means that, with certain exceptions not applicable to us, HQ is a prohibited cosmetic ingredient in the EU. In the last couple of years, concerns have been raised within the European Commission on the HQ content, its release, as well as on the aggregate exposure from cosmetic products containing alpha-arbutin and/or beta-arbutin. This led to additional consultation with the SCCS and resulted in the identification of a number of issues in the previous submissions, in particular the stability and dermal absorption of alpha-arbutin and/or beta-arbutin, the release rate of HQ and the aggregate exposure calculation from cosmetics exposure.
Following this, a call for data was launched from July 2020 to April 2021 during which interested parties were asked to contribute with data/information relevant to the stability of alpha- and beta-arbutin, their dermal absorption, the HQ release rate (including biotransformation) and the aggregate exposure. On March 15 and March 16, 2022, the SCCS issued its preliminary opinion on the safety of alpha-arbutin and beta-arbutin in cosmetic products dated March 15-16, 2022, the SCCS considered that it cannot conclude on the safety of alpha-arbutin (when used in face creams up to a maximum concentration of 2% and in body lotions up to a maximum concentration of 0.5%) or beta-arbutin (when used in face cream up to a maximum concentration of 7%) because not all relevant scientific data which are required for the safety assessment, e.g., data on the degradation/metabolism of arbutin when exposed to the skin microbiome/enzymes and the release and final fate of HQ, are available.
On January 31, 2023, the SCCS issued its final opinion. The main conclusions in this opinion were:
(i) alpha-arbutin used in face creams up to a maximum concentration of 2% and in body lotions up to a concentration of 0.5% is safe, also when used together;
(ii) beta-arbutin used in face creams up to a maximum concentration of 7% is safe;
(iii) hydroquinone should remain as low as possible in formulations containing alpha-or beta-arbutin and should not be higher than the unavoidable traces in both arbutins. In the new studies, submitted by the applicant, 3ppm was the LOQ for hydroquinone and 1ppm for the LOD;
(iv) aggregate exposure of alpha-arbutin (2% in face cream and 0.5% in body lotion with beta-arbutin (7% in face cream)) are considered safe.
No amendments were made to the EU Cosmetics Regulation prohibiting or restricting the use of alpha- and/or beta-arbutin following this final opinion. Further, to the best of our knowledge, no such amendments to the Cosmetics Regulations are planned to be made in the near future. In addition, Obagi’s arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products.
In addition, some countries may impose import or export restrictions that limit or temporarily halt our ability to import products to some of the international regions in which we distribute products in response to pandemics, natural disasters, geopolitical issues or regulatory compliance issues. For instance, in response to the COVID-19 pandemic, certain South Asian countries including Vietnam imposed restrictions on imports from countries that were deemed at high risk for the disease and our SA Distributor was unable to import products into Vietnam for several months as a result. Subsequently, in June 2022, the SA Distributor experienced a delay in obtaining renewals of licenses from the Vietnam drug administration to distribute products into that country, which prohibited its ability to import our products into Vietnam until such licenses were obtained in June 2023. Similarly, in response to the ongoing conflict between Russian and Ukraine, the U.S. president adopted executive orders that prohibit the import of various products, including ours, into the Russian Federation. While our net sales into that territory are not material, it is possible that other countries in which we have more significant sales may become involved in the conflict and similar executive orders may be issued in the future.
Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.
Adverse events or other undesirable side effects caused by our products could cause us or regulatory authorities to issue warnings about our products or could lead to recalls or regulatory enforcement action. For example, our HQ products could be subject to enforcement action and/or recalls based on the FDA’s concerns regarding OTC HQ-based products. Specifically, in August 2006, the FDA issued a proposed rule that cited certain preclinical evidence suggesting that HQ may be a carcinogen, if orally administered, may present fertility risks and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin and the appearance of small bumps and grayish-brown spots, after use of concentrations as low as 1 to 2 percent. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied HQ. Accordingly, the FDA recommended that additional studies be conducted to determine if there is a risk to humans from the use of HQ. The FDA nominated HQ for further study by the National Toxicology Program (the “NTP”), and in December 2009, the NTP Board of Scientific Counselors approved the nomination and has been conducting studies related to HQ.
Obagi Nu-Derm Clear, Blender and Sunfader products, and the Obagi-C Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy Cream products, which are part of Obagi’s Obagi-C Rx Systems, contain HQ at 4% concentration. Until the completion of the NTP studies, the FDA recommended classifying OTC skin-bleaching drug products, including HQ, as not generally recognized as safe and effective (“GRASE”), as misbranded, and as new drugs within the meaning of the FDCA, meaning that such products would need to be approved through the NDA process in order to be legally marketed in the U.S.
Although this proposed rule was never finalized, in March 2020, Congress passed the CARES Act, which among other things, amended the FDCA to incorporate FDA’s proposed rulemaking with respect to OTC drugs into final OTC monograph determinations. In particular, the CARES Act deemed any OTC drugs that were identified as not GRASE in the FDA’s most recent proposed rulemaking for such OTC drugs to be “new drugs” and misbranded within the meaning of the FDCA, meaning that as of September 23, 2020, such drugs required an approved drug application before they could be lawfully marketed. As a result, products containing HQ were prohibited from being marketed in the U.S. as OTC drug products without an approved NDA. Subsequently, in April 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. Furthermore, in June and July of 2022, the FDA issued warning letters to two manufacturers of products containing HQ.
While the legal framework with respect to HQ products marketed OTC does not directly affect the regulatory status of our prescription-only HQ products, the FDA’s cited concerns regarding the safety of HQ in OTC products at concentrations as low as 1% or 2% could nevertheless trigger regulatory scrutiny of our prescription-only HQ products. To the extent that the FDA were to determine that our prescription-use only HQ products present safety concerns, the FDA could determine that the products should be recalled, and such determination could trigger the FDA to require marketing authorization for these products based on the FDA’s established enforcement priorities for drugs marketed without an approved NDA. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Obagi Skincare Business—Our products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.”
If our products are associated with undesirable side effects or adverse events, a number of potentially significant negative consequences could result, including, but not limited to:
•regulatory authorities may suspend, limit or withdraw approvals of such products (to the extent subject to such approvals), or seek an injunction against its manufacture or distribution;

•regulatory authorities may require warnings or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the products;
•we may be required to change the way the products are administered or conduct clinical trials;
•we may be subject to fines, injunctions or the imposition of criminal penalties;
•we could be sued and held liable for harm caused to patients; and
•our reputation may suffer.
Any of these events could seriously harm our business.
Regulations could prohibit physicians from dispensing Obagi prescription-only products directly or through their e-commerce websites.
In our primary market, the U.S., we market prescription-only Obagi products and systems directly to physicians to dispense in their offices. Although several of our systems contain prescription-strength HQ products and we sell different strengths of tretinoin, all of which require a prescription, our products are not currently available in pharmacies. Certain states, including Massachusetts, Montana, New Hampshire, New York and Texas, prohibit physicians from dispensing prescription products without a pharmacy or other license or authorization, permitting physicians to dispense such products only in certain limited circumstances for “immediate need” until a patient can get to a pharmacy or in rural areas with a small population. For these states Obagi offers alternate products under our Obagi Nu-Derm Fx and Obagi-C Fx product lines that contain the skin brightening ingredient arbutin rather than 4% HQ.
We are aware that the State of Texas and Puerto Rico, as well as certain credit card authorization vendors, have taken action against physician customers who sell Obagi prescription products to patients over the Internet, questioning whether these practices are consistent with such states’ pharmacy licensure and physician dispensing rules and requiring them to either obtain the proper licenses or to cease selling our prescription products through their e-commerce sites. Most of these physicians ceased selling the prescription products online, offering them only in office to patients, and/or chose to sell our alternate arbutin products online instead. These actions did not have a material impact on our sales or net revenue. However, in the future there may be additional states that take similar enforcement actions against our customers. In the event that occurs, affected customers may be unable to continue selling our prescription-strength products over the Internet or at all, or be required to incur additional costs to obtain the required licensure to be able to dispense the products, which may discourage such customers from continuing to purchase them. Moreover, in the event state regulations change or the interpretation of existing regulations change that limit or prohibit the ability of physicians to dispense prescription products directly to patients in their offices, or limit or prevent our ability to distribute products directly through physicians, patients may be unable to obtain our prescription-strength products, as they are not currently available in pharmacies, which would have a material effect on our business and on both customers’ and patients’ ability to purchase HQ products.
Our ability to commercially distribute Obagi products may be significantly harmed if we or our CMOs fail to comply with applicable laws and regulations.
We do not currently have the infrastructure or internal capability to manufacture our products. We rely, and expect to continue to rely, on third-party CMOs for the production of Obagi drug, OTC and cosmetic products. Our products and the facilities in which they are manufactured are generally subject to regulation under the FDCA and FDA implementing regulations, state laws and comparable regulatory frameworks in foreign markets. Federal, state and foreign authorities may inspect the facilities of our CMOs periodically to determine if we and our CMOs are complying with applicable provisions of the FDCA, FDA and foreign regulations.
Manufacturing facilities for drug products are required to comply with the FDA’s cGMPs and with similar requirements outside the U.S., which require manufacturers to maintain, among other things, stringent vendor qualifications, ingredient identification procedures, manufacturing controls and record keeping processes. Following the passage of the MoCRA, the FDA is required to promulgate additional regulations relating to cGMPs for cosmetics by December 2025. Subsequently, compliance with such cGMP requirements will become mandatory for manufacturers of cosmetic products. If the FDA finds a violation of cGMPs, it may enjoin our CMOs operations, seize our products, restrict importation of goods, impose administrative, civil or criminal penalties, among other things. In addition to the new cGMP requirements, cosmetic manufacturing and processing facilities will be required to be registered with FDA. The MoCRA also requires manufacturers to list their cosmetic products with FDA and to report serious adverse events associated with the use of their cosmetic products in the U.S. to the FDA. Adulterated or misbranded cosmetic products will be subject to recalls that are mandated by FDA, similar to medical devices. Our operations could be harmed if regulatory authorities make determinations that our CMOs are not in compliance with these regulations as they take effect. We cannot assure you that the CMOS of all of our products will be able to comply with all of these new regulations in a timely manner or that they will not decide to pass the increased costs of having to comply with the regulations onto us, which would increase our costs and negatively impact net income. In addition, FDA regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions. For instance, in the EU, cosmetic products must be manufactured in compliance with good manufacturing practice and EU regulations equally prohibit or otherwise restrict the use of certain ingredients in cosmetic products, including tretinoin.
We rely on third parties to manufacture Obagi products in accordance with our specifications and in compliance with applicable laws and regulations, including the MoCRA and FDA guidelines and applicable cGMPs or similar requirements for drug products. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. For our tretinoin-based products, which we distribute pursuant to an ANDA held by Bausch Health or which we dispense under the category of unlicensed medicines in the U.K., we also rely on our contract manufacturers to maintain appropriate regulatory clearances or approvals, or otherwise qualify for exemptions from FDA premarket review requirements for such products.
We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP and similar regulations. Our contract manufacturing partners may be found in violation of applicable requirements, which could have a material adverse effect on us and our business. If we or our CMOs fail to comply with these applicable standards, laws, and regulations, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products.
Our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business and results of operations.
Failure to obtain regulatory approvals or to comply with regulations in foreign jurisdictions would prevent us from marketing our products internationally.
A key part of the growth strategy for our Obagi Skincare business is to expand the sale of Obagi products in international markets. To market our products in many non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In some countries, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, importation, distribution, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.
The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval and could be lengthy. For instance, in June 2022, the SA Distributor encountered a prolonged delay in obtaining required approvals from the drug administration in Vietnam, which prevented it from importing and selling our products into the country. After the acquisition of Obagi Vietnam, Obagi Vietnam applied for and finally received the required approvals to distribute Obagi products in that country in June 2023.
The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, many countries from time to time evaluate the regulatory status of various products and ingredients. We may not obtain foreign regulatory approvals on a timely basis, if at all, or may choose not to implement a country’s labeling requirements if to do so would have a negative impact on our international or domestic operations. If any of our products receives FDA approval, such approvals do not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain any required approvals could materially harm our business.
In some jurisdictions, the entity that obtains approval from the applicable regulatory authority must be a domestic company. In those cases, we are required to rely on the distributor in such country to obtain the appropriate regulatory approvals, which subjects us to additional risks, such as their potential inability to effectively obtain and maintain required regulatory approvals. Furthermore, in the event that an exclusive distributor in a country terminates its agreement with us, it may not be able to transfer the approvals to a successor that we appoint, and we may face significant delays in our ability to import products to that country while the new distributor applies for the appropriate approvals, which it may not be able to obtain.
In the U.K., certain of Obagi products may be deemed medicinal products and therefore subject to regulation by the Medicines and Healthcare products Regulatory Agency (“MHRA”) under the medicines regime. We have not obtained a marketing authorization for such products in the U.K., however the U.K.’s Human Medicines Regulations 2012 allow for supply of medicinal products that have not been authorized for marketing to patients with special needs at the request of the healthcare professional responsible for the treatment of individual patients. Obagi’s tretinoin products are currently supplied in the U.K. under the category of an unlicensed medicine or “special.” Unlicensed medicines should not, however, be supplied where an equivalent licensed medicinal product can meet special needs of the patient. The responsibility for deciding whether an individual patient has “special needs,” that a licensed product cannot meet, is a matter for the healthcare professional. Examples of “special needs” include an intolerance or allergy to a particular ingredient, or an inability to ingest solid oral dosage forms. The MHRA has a wide range of enforcement powers and failure to comply with regulatory restrictions or obtain regulatory approvals if required could harm our business. If the MHRA were to decide that our products do not meet the “specials” requirements, we may need to cease supply of these products and obtain a marketing authorization in the U.K.
In addition, if foreign regulatory authorities were to ban or restrict the use of certain ingredients in cosmetic products, and we are unable to comply with the applicable requirements and regulations for those products, we may be unable to continue to market those products and may be subject to enforcement action.
If we fail to comply with governmental regulations, we could face substantial penalties and our business, financial condition and results of operations could be adversely affected.
The healthcare industry in and outside the U.S. is heavily regulated and closely scrutinized by federal, state, local and foreign authorities. Although our offerings are not currently covered by any commercial third-party payor or government healthcare program, our business activities may nonetheless be subject to regulation and enforcement by the U.S. Department of Justice, the Department of Health and Human Services and other federal, state and foreign governmental authorities. Federal, state and foreign laws and regulations that may affect our ability to conduct business include, without limitation:
•the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•federal civil and criminal false claims laws and civil monetary penalty laws, such as the federal False Claims Act, which impose criminal and civil penalties and authorize civil whistleblower or qui tam actions, against individuals or entities for, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent; making a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;
•the Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider any item or service for which payment may be made by the federal healthcare program;
•the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
•the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services under the Open Payments Program, information related to payments or other transfers of value made to teaching hospitals, physicians (as defined by statute) and certain non-physician practitioners including physician assistants and nurse practitioners, as well as ownership and investment interests held by physicians and their immediate family members;
•federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and
•state and foreign law equivalents of each of the above federal laws, such as anti-kickback, self-referral and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and self-pay patients.
In addition HIPAA, as amended by HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information, may apply to us in certain circumstances. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Failure to comply with these laws and other laws can result in significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations and exclusion from participation in federal, state and foreign healthcare programs and imprisonment. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. In addition, any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity, or otherwise result in a material adverse effect on our business, results of operations, financial condition, cash flows and/or reputation.
Risks Related to our Milk Makeup Business
The loss of a significant reseller could materially and adversely affect the business, financial condition and results of operations for our Milk Makeup business.
In the U.S., Sephora accounted for a large majority of net revenue for our Milk Makeup business during the 2022 Successor Period. Our contract with Sephora does not require them to purchase any minimum amount of Milk Makeup products. In addition, in line with industry practice, our contract with Sephora allows Sephora to terminate with no prior notice. Accordingly, they could reduce their purchasing levels or cease buying products from us at any time and for any reason. The loss of our relationship with Sephora or any of our other distributors could have a material and adverse impact on our future operating results. If we lose a significant reseller or if sales of our products to a significant retailer materially decrease, it could have a material adverse effect on our business, financial condition and results of operations.
Because a high percentage of our sales are made through our retailers, our results are subject to risks relating to the general business performance of our retailers, with significant exposure to Sephora. Factors that adversely affect our retailers’ businesses could also have a material adverse effect on our business, financial condition and results of operations. These factors may include:

•any reduction in consumer traffic and demand at our retailers as a result of economic downturns, pandemics or other health crises, changes in consumer preferences or reputational damage as a result of, among other developments, data privacy breaches, regulatory investigations or employee misconduct;
•any disruption to their ability to properly receive, deliver, service, promote or market the Milk Makeup brand and products;
•any credit risks associated with the financial condition of our retailers; and
•the effect of consolidation or weakness in the retail industry or at certain retailers, including store closures and the resulting uncertainty.
The cosmetics industry is highly competitive, and if we are unable to compete effectively, our results will suffer.
Milk faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many cosmetics brands under ownership and standalone beauty and cosmetics brands, including those that may target the latest trends or specific distribution channels. Competition in the cosmetics industry is based on the introduction of new products, pricing of products, quality of products, quality of packaging, brand awareness, perceived value and quality, innovation, distribution and in-store presence and visibility, promotional activities, advertising, editorials, e-commerce and mobile commerce initiatives and other activities. We must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels.
Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered, including through the use of large percentage discounts. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales. Our competitors may also leverage their scale for advantageous in-store support at retailers or for advantages in procuring raw materials or using up capacity at CMOs or warehouses that we cannot replicate given our size.
It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the cosmetics industry. In recent years, numerous online, “indie” and influencer-backed cosmetics companies have emerged and garnered significant followings. In addition, further technological breakthroughs, including new and enhanced technologies that increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.
Our ability to compete also depends on the continued strength of the Milk brand and products, the success of our marketing, innovation and execution strategies, the continued diversity of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, it could have a material adverse effect on our business, financial condition and results of operations.
The Milk Makeup business has a history of net losses and may experience future operating losses.
Milk Makeup has a history of net losses and may not be able to establish profitable operations. The Milk Makeup business reported a net loss of $13.8 million during the 2022 Successor Period. Our Milk Makeup business may incur additional operating losses in the future. Furthermore, our strategic plan will require a significant investment in product development, sales, marketing, personnel, technology and administrative programs, which may not result in the accelerated net revenue growth that we anticipate for this business. As a result, there can be no assurance that this business will ever generate substantial net revenue or achieve or sustain profitability.
Milk’s new product introductions may not be as successful as we anticipate.
The cosmetics industry is driven in part by beauty trends, which may shift quickly. The continued success of our Milk Makeup business depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for cosmetics products, consumer attitudes toward the cosmetics industry and brand and where and how consumers shop for and use these products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of the Milk brand, maintain a favorable mix of products and develop our approach as to how and where we market and sell our products.
We have an established process for the development of our new products. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our retailers may not be as high as we anticipate due to factors such as lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or CMOs to timely manufacture, distribute and ship new products. We may also experience a decrease in sales of certain existing products as a result of newly launched products. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.
Any damage to our reputation or the Milk brand or dilution of our brand’s uniqueness may materially and adversely affect our business, financial condition and results of operations.
We believe that developing and maintaining Milk’s unique brand position and strong reputation is critical and that the financial success of the Milk Makeup business is directly dependent on consumer perception of our brand. Furthermore, the importance of brand recognition and perceived uniqueness may become even greater as competitors offer more products similar to our products.
Milk has relatively low brand awareness among consumers when compared to other cosmetics brands and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth. Many factors, some of which are beyond our control, are important to maintaining Milk’s reputation and brand. These factors include our ability to comply with ethical, social, product, labor and environmental standards. Any actual or perceived failure in compliance with such standards could damage Milk’s reputation and brand.
The growth of our brand depends largely on our ability to provide a high-quality consumer experience, which in turn depends on Milk’s ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences. Additional factors affecting our consumer experience include a reliable and user-friendly website interface and mobile applications for our consumers to browse and purchase products on our e-commerce website. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products and Internet platforms, it may be difficult for us to maintain and grow the consumer base for Milk Makeup products, and our business, financial condition and results of operations may be materially and adversely affected.
The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or our ability to attract consumers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about Milk products, our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or our products becoming unavailable to consumers.
The Milk Makeup business may experience declines in average selling prices, which may decrease our net sales.
Milk Makeup may experience a reduction in the average selling price of its products for a myriad of reasons, including, but not limited to, voluntary introduction of price reductions or consumer rebate programs, competition, customer demand and shifts in geographic, channel or product mix to lower priced products. Additionally, in response to current global economic conditions, we may find we need to discount the price our Milk products to facilitate sales in uncertain times. If any of the foregoing were to occur, the net sales, operating income and net income of our Milk Makeup business may be reduced.
We rely on a number of third-party suppliers, distributors and other vendors for our Milk Makeup business, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction and require us to find alternative suppliers of our products.
We use multiple third-party suppliers based in the U.S. and overseas to source substantially all of our Milk Makeup products. Certain of these third-party suppliers manufacture components and packaging while other third-party suppliers will fill and assemble the products. We engage our third-party suppliers on a purchase order basis and are not party to long-term contracts with any of them. The ability of these third parties to supply our products may be affected by competing orders placed by other companies and their demands. If we experience significant increases in demand or need to replace a significant number of existing suppliers, we cannot assure you that additional supply capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier will allocate sufficient capacity to us in order to meet our requirements.
We are dependent on a limited number of suppliers for certain components that are integral to our finished products. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we may be unable to quickly establish or qualify replacement sources of supply and we could face production interruptions, delays and inefficiencies. In addition, technology changes by our vendors could disrupt access to required manufacturing capacity or require expensive, time-consuming development efforts to adapt and integrate new equipment or processes. Our growth may exceed the capacity of one or more of these suppliers to produce the needed equipment and materials in sufficient quantities to support our growth. Any one of these factors could harm our business and growth prospects.
In addition, quality control problems or supply chain issues, such as the use of ingredients and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, including the Controlled Substances Act and the FDCA, could harm our business. We cannot assure you that our CMOs will continue to meet all requirements of the new FDA regulations promulgated under the MoCRA, in which case we will need to seek qualified alternatives that may not be available or available on terms acceptable to us. Any quality control or supply chain problems could result in regulatory action, such as restrictions on importation, legal prohibitions on the sale of Milk Makeup products or other penalties, or result in products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.
To deepen our market penetration and raise awareness of our brand and products, we have increased the amount we spend on marketing activities, which may not ultimately prove successful or an effective use of our resources.
To increase awareness of our Milk Makeup products and services domestically and internationally, we have increased, and plan to continue to increase, the amount we spend on marketing activities. Our marketing efforts and costs are significant and include national and regional campaigns involving outdoor media, social media, additional placements and alliances with strategic partners. We attempt to structure our advertising/marketing campaigns in ways we believe most likely to increase brand awareness and adoption; however, our campaigns may not achieve the returns on advertising spend desired or successfully increase brand or product awareness sufficiently to sustain or increase our growth goals, which could have an adverse effect on our gross margin and business overall.
We rely heavily on a third-party agency and direct sales forces to sell Milk Makeup products in the U.S. and internationally, and any failure to train and maintain our third-party agency and direct sales forces could harm our business.
Our ability to sell Milk Makeup products and generate revenues depends in part upon a third-party agency and direct sales forces within the U.S. and internationally. We do not have any long-term employment contracts with our third-party agency and direct sales forces and the loss of the services provided by these key personnel may harm our business. In order to provide more comprehensive sales and service coverage, we continue to increase the size of the sales force for the Milk Makeup business to pursue growth opportunities within and outside of our existing geographic markets. To adequately train new representatives to successfully market and sell our products and for them to establish strong customer relationships takes time. As a result, our net revenues, our gross margin and ability to maintain market share could be materially harmed if we are unable to (a) retain our third-party agency and direct sales personnel, (b) quickly replace them with individuals of equivalent technical expertise and qualifications if they leave, (c) successfully instill technical expertise in new and existing sales representatives, or (d) establish and maintain strong relationships with our customers.
Legal and Regulatory Risks That Could Adversely Impact our Milk Makeup Business
New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of Milk Makeup products to consumers could harm our business.
Our Milk Makeup products are subject to regulation by the FDA, the FTC, the CPSC, and comparable state, local and foreign regulatory authorities, including the European Commission, and over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. There has been an increase in regulatory activity and activism in the U.S. and abroad, including the adoption of the MoCRA, which significantly expanded the FDA’s enforcement authorities over cosmetics products and imposes new obligations on the cosmetics industry, including requirements relating to cGMP, labeling, safety substantiation, facility registration and product listing with the FDA, adverse event reporting and recordkeeping, among others. Pursuant to MoCRA, the FDA promulgated several regulations relating to cosmetics, which companies must be in compliance with no later than July 1, 2024, and will adopt additional regulations in 2024 and cGMP requirements in 2025. As a result, the regulatory landscape for Milk Makeup products is becoming more complex with increasingly strict requirements. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed Milk Makeup products to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of our products, occurs in the future, they could require us to reformulate or discontinue certain of our products, revise the product packaging or labeling, change the manufacturers at which our products are made, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the business, financial condition and results of operations of our Milk Makeup business. Noncompliance with applicable regulations could result in enforcement action by regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
In the U.S., with the exception of color additives, the FDA does not currently require pre-market approval for products intended to be sold as cosmetics. However, the FDA may in the future require pre-market approval, clearance or registration/notification of cosmetic products. Moreover, such products could also be regulated as both drugs and cosmetics simultaneously, as the categories are not mutually exclusive. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance. For example, if any of our products intended to be sold as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing requirements applicable to drugs. If the FDA determines that any of our products intended to be sold as cosmetics should be classified and regulated as drug products and we are unable to comply with applicable drug requirements, we may be unable to continue to market those products. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.
In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products, including improper drug claims. If the FDA determines that we have made inappropriate drug claims regarding our products intended to be sold as cosmetics, we could receive a warning or untitled letter, be required to modify our product claims or take other actions to satisfy the FDA, including the recall of products from the market. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. There can be no assurance that we will not be subject to state and federal government actions or class action lawsuits, which could harm our business, financial condition and results of operations.
Our products are also subject to regulation by the CPSC in the U.S. under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury, and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information to the CPSC regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.
Our products and facilities are subject to regulation by federal and state regulators.
Our products and the facilities in which they are manufactured are generally subject to regulation under the FDCA and the FDA implementing regulations and state laws. The FDA or state authorities may inspect any or all of our CMOs’ facilities periodically to determine if such facilities comply with the FDCA and FDA regulations and state laws. In addition, our facilities for manufacturing OTC drug products must comply with the FDA’s cGMP that require our CMOs to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping.
Pursuant to MoCRA, the FDA also is required to promulgate regulations relating to cGMPs for cosmetics. In addition to cGMP requirements, cosmetic manufacturing and processing facilities are required to be registered with FDA. The MoCRA also requires manufacturers to list their cosmetic products with FDA and to report serious adverse events associated with the use of their cosmetic products in the U.S. to the FDA. Adulterated or misbranded cosmetic products will be subject to recalls that are mandated by FDA, similar to medical devices. In addition, FDA regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions. For instance, in the EU, cosmetic products must be manufactured in compliance with good manufacturing practice and EU regulations equally prohibit or otherwise restrict the use of certain ingredients in cosmetic products, including tretinoin.
We rely on third parties to manufacture Milk products in accordance with our specifications and in compliance with applicable laws and regulations, including the MoCRA and FDA cosmetic guidelines and applicable cGMPs and other requirements for drug products. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP and similar regulations. Our contract manufacturing partners may be found in violation of applicable requirements, which could have a material adverse effect on us and our business. If we or our CMOs fail to comply with these applicable standards, laws, and regulations, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products.
Our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.
The FDA, FTC or particular states may ultimately prohibit or limit the sale of some or all cosmetics containing U.S. hemp and U.S. hemp-derived ingredients, including cannabidiol (“CBD”) and other cannabinoids.
Under the Agricultural Improvement Act of 2018, the FDA has retained authority over drugs, cosmetics and other FDA-regulated products that contain U.S. hemp and U.S. hemp-derived ingredients, including CBD, even if those products are not otherwise controlled substances regulated by the Drug Enforcement Administration. The FDA has consistently taken the position that CBD, whether derived from U.S. hemp or U.S. Schedule I cannabis, is prohibited from use as an ingredient in food and dietary supplements. With regard to cosmetics, the FDA has stated that ingredients not specifically addressed by regulation must nonetheless comply with all applicable requirements, and no ingredient – including a cannabis or cannabis-derived ingredient – can be used in a cosmetic if it causes the product to be adulterated or misbranded in any way.
To date, the FDA and FTC have issued warning letters to companies that, in many cases, asserted that the manufacturer made unsubstantiated health claims or sold CBD products in a form that appeals to children. In addition, the FTC has entered settlements with companies to resolve claims that those companies made unsubstantiated health claims to market their CBD products. Until the FDA and FTC formally adopt regulations with respect to CBD or other U.S. hemp-derived cannabinoid products or announce an official position with respect to CBD or other U.S. hemp-derived cannabinoid products in cosmetic products, there is a risk that the FDA or FTC could take enforcement action against us in respect of U.S. hemp-derived cosmetic products, such as some of our KUSH and Hydro products, sold in the U.S.
In addition, the FDA could in the future take the position that our cosmetic products are intended for use in diagnosing, treating, mitigating or preventing disease or for use in affecting the structure or any function of the body and, therefore, seek to regulate our cosmetic products containing U.S. hemp-derived ingredients under its authorities for drug products. Though we do not market our cosmetics containing U.S. hemp-derived ingredients as drugs, the FDA could still assert that the products are intended for use as drugs, including based on the understood or presumed physical effects of cannabinoids. Thus, we may not have the ability to successfully respond to such allegations simply by modifying labeling or advertising claims. If we cannot or elect not to comply with the onerous regulatory requirements applicable to FDA-

regulated drugs, we could be prevented from producing, marketing and selling cosmetic products containing U.S. hemp-derived ingredients, including CBD or other cannabinoids.
Moreover, states have retained regulatory authority through their own analogues to the FDCA and the states may diverge from the federal treatment of the use of U.S. hemp in cosmetic products. The FDA or applicable states may ultimately not permit the sale of products containing U.S. hemp-derived ingredients, including CBD and other cannabinoids, which could have a material adverse effect on our business, financial condition and results of operations.
Government regulations and private party actions relating to the marketing and advertising of our products and services may restrict, inhibit or delay our ability to sell our products and harm our business.
Governmental authorities, including the FTC, regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes adequate substantiation can vary widely from market to market, and there is no assurance that the efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about our products and their use or safety. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could harm our business, financial condition and results of operations.
Risks Related to the Business & Wellness Industry
Any damage to our reputation or brands may materially and adversely affect our business, financial condition and results of operations.
We believe that developing and maintaining our brands is critical and that our financial success is directly dependent on consumer perception of our brands. Furthermore, the importance of brand recognition may become even greater as competitors offer more products similar to ours.
Many factors, some of which are beyond our control, are important to maintaining our reputation and the Obagi and Milk brands. These factors include our ability to comply with ethical, social, product, labor and environmental standards, which have become increasingly important to consumers. Any actual or perceived failure in compliance with such standards could damage our reputation and brands. The growth of our brands depends largely on our ability to provide a high-quality consumer experience, which in turn depends on our ability to bring innovative, effective products to the market at competitive prices that respond to consumer demands and preferences. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.
The success of our brands may also suffer if our marketing plans or product initiatives do not have the desired impact on our brands’ image or our ability to attract consumers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that our products are not safe or that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers.
Our success depends, in part, on the quality, efficacy and safety of our products.
Any loss of confidence on the part of consumers in the ingredients used in our Obagi Skincare or Milk Makeup products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited ingredients, could tarnish the image of the applicable brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.
If any of our products are found or perceived to be defective or unsafe, or if they otherwise fail to meet consumers’ expectations, our relationships with consumers could suffer, the appeal of our brands could be diminished, we may need to recall some of our products and/or become subject to regulatory action and we could lose sales or market share or become subject to boycotts or liability claims. In addition, third parties may sell counterfeit versions of some of our products. These counterfeit products may pose safety risks, may fail to meet consumers’ expectations, and may have a negative impact on our business. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.
The design, development, manufacture and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims.
The design, development, manufacture and sale of skincare and cosmetic products involves an inherent risk of product liability claims and the associated adverse publicity. A product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. If we discover that any of our products are causing adverse reactions, we could suffer adverse publicity or regulatory/government sanctions. We regularly monitor the use of our products for trends or increases in reports of adverse events or product complaints. In some, but not all, cases, an increase in adverse event reports may be an indication that there has been a change in a product’s specifications or efficacy. Such changes could lead to a recall of the product in question or, in some cases, increases in product liability claims related to the product in question.
In addition, potential product liability risks may arise from the testing, manufacture and sale of our Obagi Skincare and/or Milk Makeup products, including that any of the products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business, financial condition and results of operations. As we continue to offer an increasing number of new products, our product liability risk may increase. In the past, plaintiffs have received substantial damage awards from other cosmetic and drug companies based upon claims for injuries allegedly caused by the use of their products. Although we currently maintain general liability and product liability insurance, any claims brought against us may exceed our existing or future insurance policy coverage or limits. In addition, there may be liability risks, including, without limitation, product liability risks, for which we do not maintain or procure insurance coverage or for which the insurance coverage may not cover or be adequate. To the extent that any judgment against us that is in excess of our policy limits or is not covered by our insurance policies, the judgment would have to be paid from our cash reserves, which would reduce our capital resources. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards that are in excess of our insurance policy limits or not covered, in whole or in part, by our insurance policies.
We could also be subject to a variety of other types of claims, proceedings, investigations and litigation initiated by government agencies or third parties. Such claims or proceedings could include those related to compliance matters, product regulation or safety, taxes, employee benefit plans, employment discrimination, health and safety, environmental, antitrust, customs, import/export, government contract compliance, financial controls or reporting, intellectual property, allegations of misrepresentation, false claims or false statements, commercial claims, claims regarding promotion of our products and services, shareholder derivative suits or other similar matters. Negative publicity, whether accurate or inaccurate, about the efficacy, safety or side effects of our products or the type of products we make, whether involving us or a competitor, could materially reduce market acceptance of our products, cause consumers to seek alternatives to our products, result in product withdrawals and cause our stock price to decline. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact. Any such claims, proceedings, investigations or litigation, regardless of the merits, might result in substantial costs, restrictions on product use or sales, or otherwise injure our business.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.
We rely to a large extent on our online presence to reach consumers, and we, along with our e-commerce partners, retailers and distributors, offer consumers the opportunity to rate and comment on our products on their websites. Negative commentary or false statements regarding us or our products may be posted on these e-commerce websites or social media platforms and may harm our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity to redress or correct the information. In addition, we may face claims relating to information that is published or made available through the interactive features of our e-commerce website. For example, we may receive third-party complaints that the comments or other content posted by users on our platforms infringe third-party intellectual property rights or otherwise infringe the legal rights of others. While the Communications Decency Act and Digital Millennium Copyright Act generally protect online service providers from claims of copyright infringement or other legal liability for the self-directed activities of its users, if it were determined that we did not meet the relevant safe harbor requirements under either law, we could be exposed to claims related to advertising practices, defamation, intellectual property rights, rights of publicity and privacy, and personal injury torts. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.
We also use third-party social media platforms as marketing tools. For example, Obagi and Milk maintain Snapchat, Facebook, TikTok, Instagram and/or YouTube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and could have a material adverse effect on our business, financial condition and results of operations.
In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.
A disruption in the operations of any of our freight carriers or higher shipping costs could cause a decline in our net revenues or a reduction in our earnings.
We are dependent on commercial freight carriers to deliver our products both within the U.S. and internationally. If the operations of these carriers are disrupted for any reason, we may be unable to timely deliver our products to our customers. If we cannot deliver our products on time and cost effectively, our customers may choose competitive offerings, causing our net revenues and gross margins to decline, possibly materially. In a rising fuel cost environment, our freight costs may increase. In addition, we earn an increasingly larger portion of our net revenues from international sales. International sales carry higher shipping costs, which could negatively impact our gross margin and results of operations. If freight costs materially increase and we are unable to pass that increase along to our customers for any reason or otherwise offset such increases in our cost of sales, our gross margin and financial results could be adversely affected.
A disruption in our operations could materially and adversely affect our business.
As a company engaged in distribution on a global scale, our operations, including those of our third-party suppliers, brokers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics (such as the COVID-19 pandemic), border disputes, acts of terrorism and other external factors over which we and our third-party suppliers, brokers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or distribution centers of our third-party suppliers, brokers and delivery service providers could materially and adversely affect our business, financial condition and results of operations.

We depend heavily on contracted third-party delivery service providers to deliver our products to our distribution facilities and logistics retailers, and from there to our customers, distributors and/or retailers. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, retailers and customers may refuse to accept our products and have less confidence in our services.
Our ability to meet the needs of our customers depends on the proper operation of our third-party distribution facilities, where most of our inventory that is not in transit is housed. Our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or distribution facilities, and any loss, damage or disruption of the facilities, or loss or damage of the inventory stored there, could materially and adversely affect our business, financial condition and results of operations.
Foreign currency exchange rate fluctuations and restrictions on the repatriation of cash could adversely affect our results of operations, financial position and cash flows.
Our business is exposed to fluctuations in exchange rates. Although our reporting currency is the U.S. dollar, we operate in different geographical areas and transact in a range of currencies in addition to the U.S. dollar, such as the British pound, the Canadian dollar, the Chinese yuan, the EU euro and the Vietnamese dong. As a result, movements in exchange rates may cause our revenue and expenses to fluctuate, impacting our profitability, financial position and cash flows. Future business operations and opportunities, including our planned expansion of our business outside the U.S., may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. In the event we are unable to offset these risks, there could be a material adverse effect on our business and operations. In appropriate circumstances where we are unable to naturally offset our exposure to these currency risks, we may enter into derivative transactions to reduce such exposures. Even where we implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Nevertheless, exchange rate fluctuations may either increase or decrease our revenues and expenses as reported in U.S. dollars. Moreover, foreign governments may restrict transfers of cash out of the country and control exchange rates. There can be no assurance that we will be able to repatriate earnings generated, or cash held, by us and our subsidiaries due to exchange control restrictions or the requirements to hold cash locally to meet regulatory solvency requirements. This could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Technology and Cyber Security
We are dependent on information technology systems and infrastructure; if we, or the third parties we rely on, fail to protect sensitive information of our consumers and information technology systems against security breaches, it could damage our reputation and brand and substantially harm our business.
We rely to a large extent on our information technology systems and infrastructure, which may be the subject of breakdowns, malicious intrusion and attacks. We rely on these networks and systems to market and sell our products, process electronic and financial information, assist with sales tracking and reporting, manage a variety of business processes and activities and comply with regulatory, legal and tax requirements. We are also increasingly dependent on a variety of information systems and third-party partners to effectively process consumer orders from our e-commerce websites for Obagi Skincare and Milk Makeup products. A key component of our growth strategy entails expanding our e-commerce efforts both in the U.S. and internationally. Our e-commerce websites serve as an effective extension of our marketing strategies by introducing potential new consumers to our brands, product offerings, retailers and enhanced content. Due to the increasing importance of our e-commerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks in a timely manner could reduce e-commerce sales and damage our brands’ reputations. We collect, maintain, transmit and store data about our customers, suppliers and others, including personal data, financial information, such as consumer payment information, as well as other confidential and proprietary information important to our business. We also frequently employ third-party service providers that collect, store, process and transmit personal data, and confidential, proprietary and financial information on our behalf, such as credit card processing vendors and logistics providers, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party service providers fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage.
We have in place certain technical and organizational measures to maintain the security and safety of critical proprietary, personal, employee, customer and financial data that we continue to maintain and upgrade to industry standards. However, advances in technology, the increasing ingenuity of criminals, new exposures via cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or personal data. Further, attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, disrupting business operations or communications infrastructure through denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our e-commerce websites or mobile applications or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers’ systems. We may also face increased cybersecurity risks due to our reliance on Internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. If a material security breach were to occur, our reputation and brands could be damaged, and we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, including exposure of litigation or regulatory action and a risk of loss and possible liability.
Payment methods used on our e-commerce websites subject us to third-party payment processing-related risks.
We accept payments from our consumers using a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party providers and payment through third-party online payment platforms such as Afterpay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options and gift cards. Transactions on our e-commerce websites and mobile applications are card-not-present transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Chargebacks result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our chargeback rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.
If we fail to adopt new technologies or adapt our e-commerce website and systems to changing consumer requirements or emerging industry standards, our business may be materially and adversely affected.
To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our information technology networks and systems, including our e-commerce websites. Our competitors are continually innovating and introducing new products to increase their consumer base and enhance user experience. As a result, to attract and retain consumers and compete in the skincare and cosmetic markets, we must continue to invest resources to enhance our information technology and improve our existing products and services for our consumers. The Internet and the online retail industry are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of our e-commerce websites and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to properly implement or use new technologies effectively or adapt our e-commerce websites and systems to meet consumer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.
Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply could result in claims, changes to our business practices, monetary penalties or increased costs of operations, or otherwise could harm our business.
We are subject to a variety of laws and regulations in the U.S. and abroad regarding privacy and data protection, some of which can be enforced by private parties or government entities and some of which provide for significant penalties for noncompliance. Such laws and regulations govern the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with sales on our e-commerce websites or during clinical trials of our products. Implementation standards, interpretations and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, or result in additional liability for us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, claims by third parties, government investigations and enforcement actions, including injunctions, fines and/or criminal penalties if we knowingly obtain or disclose individually identifiable health information from a covered entity in a manner that is not authorized or permitted by HIPAA or applicable state laws, any of which could have a material adverse effect on our operations, financial performance and business.
In the U.S., numerous federal and state laws and regulations, including federal and state health information privacy laws, state data breach notification laws, and federal and state consumer protection laws that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. For example, the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, creates individual privacy rights for California consumers, including the right to opt out of certain disclosures of personal information, increases the privacy and security obligations of entities handling certain personal information, and also establishes significant penalties for noncompliance. The CCPA also provides for a private right of action for data breaches, which is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Additionally, in November 2020, California voters passed the California Privacy Rights Act (the “CPRA”). The CPRA, which went into effect on January 1, 2023, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers such as correction of personal information and additional opt-out rights and creating a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CPRA may require us to modify our data collection or processing practices and policies, cause us to incur substantial costs and expenses to comply, and increase our potential exposure to regulatory enforcement and/or litigation. Other U.S. states have also enacted or are considering enacting stricter data privacy laws. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act and, in March 2022, Utah enacted the Utah Consumer Privacy Act, comprehensive privacy statutes that are similar to the CCPA and CPRA.
Further, the FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
We are also subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the EU’s General Data Protection Regulation 2016/679 (the “EU GDPR”) and the U.K. General Data Protection

Regulation and the U.K.’s Data Protection Act 2018 (the “U.K. GDPR”; and together with the EU GDPR, the “GDPR”) governs certain collection and other processing activities involving personal data about data subjects in the European Economic Area (“EEA”) and U.K. respectively. The U.K. GDPR is likely to be subject to divergence from the EU GDPR over time. Among other things, the GDPR imposes requirements regarding the security of personal data and the rights of data subjects to access and delete personal data, requires having lawful bases on which personal data can be processed, includes requirements relating to the consent of individuals to whom the personal data relates (such consent relates to the lawful processing of personal data under the GDPR and is distinct from others consents obtained from individuals in connection with clinical trial participation), requires detailed notices for clinical trial participants and investigators and regulates transfers of personal data from the EEA to third countries that have not been found to provide adequate protection to such personal data, including the U.S. (and these restrictions have heightened in light of recent case law and regulatory guidance). In addition, the EU GDPR imposes substantial administrative fines for breaches and violations ranging from €10.0 million to €20.0 million or 2% to 4% of our annual global revenue, whichever is higher and the U.K. GDPR imposes separate and additional fines ranging from £8.7 million to £17.5 million or 2% to 4% of total worldwide annual revenue, whichever is higher. The GDPR also confers a private right of action on data subjects to lodge complaints with supervisory authorities, seek judicial remedies (including data subject-led class actions and injunctions) and obtain compensation for damages resulting from violations of the GDPR.
We are also subject to EEA and U.K. rules with respect to cross-border transfers of personal data outside of the EEA and U.K. to third countries. The GDPR generally prohibits the transfer of EEA and U.K. personal data to third countries whose laws do not ensure an adequate level of protection, unless a valid data transfer mechanism has been implemented or an Article 49 GDPR derogation applies. Legal developments in the EEA and U.K. have created complexity and uncertainty regarding transfers of personal data. As supervisory authorities issue further guidance on personal data transfer mechanisms, transfer risk assessments, and supplementary measures for the security of transferred personal data or start taking enforcement action, we could be subject to additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations. In October 2022, President Biden signed an Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities” which introduced new binding safeguards to address the concerns raised by the Court of Justice of the European Union in its Schrems II judgement. Although this Executive Order is intended to form the basis of a new EU-US Data Privacy Framework (the “Framework”), the Framework is still in development and its route to implementation remains uncertain. In June 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 2022) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs. Although the European Commission adopted an adequacy decision for the U.K. in June 2021 allowing the continued flow of personal data from the EEA to the U.K., this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the U.K. diverges from its current data protection laws and the European Commission deems the U.K. to no longer provide adequate protection of personal data.
In March 2022, the U.K. implemented its own U.K.-specific international data transfer agreement (“IDTA”) and addendum to the New SCCs (“U.K. Addendum”). For all contracts involving transfers of U.K.-originated data entered into after September 2022, organizations that transfer U.K. personal data are required to use the IDTA, or the New SCCs together with the U.K. Addendum. Existing contracts involving transfers of U.K.-originated data relying on standard contractual clauses must be migrated to the IDTA, or the New SCCs together with the U.K. Addendum by March 2024. The cross-border data transfer landscape in the EEA and U.K. is continually developing, and we are monitoring these developments. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data. We may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA and U.K.-based data subjects.
The cross-border data transfer landscape globally (including in the EEA, U.K. and U.S.) is continually evolving, and other countries outside of Europe have enacted or are considering enacting cross-border data transfer restrictions and laws requiring data localization, which may affect our ability to process or transfer personal data from Europe or elsewhere. Inability to import personal data to the U.S. may significantly and negatively impact our business.

Regulators in the EEA and the U.K. are increasingly focusing on compliance with requirements in cookies and tracking technologies and the online behavioral advertising ecosystem, with a notable rise in enforcement activity from supervisory authorities across the EEA in relation to cookies-related violations, resulting in significant fines as supervisory authorities increasing adopt a fact-based approach. National laws in the EEA that implement the ePrivacy Directive are likely to be replaced by the ePrivacy Regulation, which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies and direct marketing, and will significantly increase fines for noncompliance, although it will not have effect in the U.K. In the U.K., it is possible that we will be subject to separate and additional legal regimes with respect to ePrivacy, which may result in further costs and may necessitate changes to our business practices. The GDPR requires opt-in, informed consent for the placement of cookies on a customer’s device, and imposes conditions on obtaining valid consent (e.g., a prohibition on prechecked consents). Increased regulation of cookies tracking technologies and online behavioral advertising may lead to broader restrictions and impairments on our online activities, including our ability to identify and potentially target users, lead to substantial costs, require significant systems changes, negatively impact our efforts to understand our customers and subject us to additional liabilities.
Compliance with existing, not yet effective, and proposed privacy and data protection laws and regulations can be costly and can delay or impede our ability to market and sell our products, affect our ability to conduct business through websites and mobile applications we and our partners may operate, require us to modify or amend our information practices and policies, change and limit the way we use consumer information in operating our business, increase our operating costs, or require significant management time and attention. Failure to comply could result in negative publicity or subject us to inquiries or investigations, claims or other remedies, including significant fines and penalties, or demands that we modify or cease existing business practices. We may also face civil claims, including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, and diversion of internal resources. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Intellectual Property
If we are unable to protect our proprietary rights, we may not be able to compete effectively.
Our success depends significantly on our ability to protect our proprietary rights to the formulas and technologies used for our Obagi Skincare and Milk Makeup products. We rely primarily on maintaining the confidentiality of our trade secrets and the protection of trade secret laws, as well as a combination of patent, copyright, trademark and trade dress (including common law trademark and trade dress) laws, and nondisclosure, confidentiality and other contractual restrictions, to protect our proprietary formulas and technologies. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our trade secrets may be misappropriated by current or former employees, contractors or parties with whom we partner, or may be inadvertently disclosed or obtained by breach of a confidentiality agreement or other confidentiality obligation. Although we have taken steps to protect our intellectual property and proprietary formulas and technologies, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Further, the parties with whom we enter into confidentiality and intellectual property assignment agreements could dispute the ownership of intellectual property developed under these agreements. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S.
If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.
In order to protect or enforce our intellectual property rights, we may initiate litigation. In addition, others may initiate litigation related to intellectual property against us. Companies against whom we might initiate litigation or who might initiate litigation against us may be better able to sustain the costs of litigation because they have substantially greater resources. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions or uses. There are numerous issued and pending patents in the skincare product field. The validity and breadth of such patents may involve complex legal and factual questions for which important legal principles may remain unresolved. If third parties file oppositions to our patent applications in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our filed foreign patent applications. We also have worked with consultants in developing our intellectual property portfolio. To the extent any of these consultants are engaged in litigation involving intellectual property related to us, we may also become a party to such actions or otherwise be adversely affected by virtue of our relationships with the consultants.
Litigation may be necessary for us to assert or defend against infringement claims, enforce our issued and licensed patents, protect our trade secrets or know-how or determine the enforceability, scope and validity of the proprietary rights of others. Our involvement in intellectual property claims and litigation could:
•divert existing management, scientific and financial resources;
•subject us to significant liabilities;
•result in a ruling that allows our competitors to market competitive products without obtaining a license from us;
•require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or
•force us to discontinue selling or modify our products, or to develop new products.
If any of these events occur, our business could be materially and adversely affected.
If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.
We rely on a combination of trademark, copyright, trade secret, trade dress, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices to protect the brands of our Obagi Skincare and Milk Makeup businesses and proprietary information, formulas, technologies and processes. Our trademarks are valuable assets that support our brands and consumers’ perceptions of our products. Although we have certain existing and pending trademark registrations for our various brands in the U.S. and in some of the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection in all jurisdictions. We also have not applied for trademark protection for all of our marks or in all relevant foreign jurisdictions and cannot be certain whether our pending trademark applications will be approved in full, modifications or at all. We rely on common law trademark protections for certain of our marks. Third parties may also attempt to register our trademarks abroad in jurisdictions where we have not yet applied for trademark protection, oppose our trademark applications domestically or abroad, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products in some parts of the world, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands.
In addition, while it is our policy to require our employees who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims third parties may bring against us, to determine the ownership of what we regard as our intellectual property. We may be subject to claims challenging the inventorship or ownership of our intellectual property. We also rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with our employees and our collaborators and consultants. It is possible that technology relevant to our business will be developed independently by a person that is not a party to such an agreement, and that person could be an employee of or otherwise associated with one of our competitors. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for or sufficient resources to litigate any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or independently discovered by our competitors. If we are unable to obtain, maintain and enforce intellectual property protection directed to our technology and any future technologies that we develop, others may be able to make, use, import or sell products that are the same or substantially the same as ours, which could adversely affect our ability to compete in the market.
Additionally, we may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending intellectual property rights in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal or state laws in the U.S. Consequently, we may not be able to prevent third parties from utilizing our intellectual property in all countries outside the U.S., or from selling or importing products similar to ours in and into the U.S. or other jurisdictions.

Competitors may use our intellectual property in jurisdictions where we have not obtained protection to develop their own products and, further, may export otherwise infringing products to territories where we have protection, but enforcement is not as strong as that in the U.S. These products may compete with our products, and our intellectual property rights may not be effective or sufficient to prevent them from competing.
We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending, and enforcing intellectual property claims and other intellectual property-related costs, including adverse proceedings (such as litigation) costs. If we fail to protect our intellectual property or other proprietary rights, our business, financial condition and results of operations may be materially and adversely affected.
Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties.
Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, we receive allegations of trademark infringement, and third parties have filed claims against us with allegations of intellectual property infringement. In addition, third parties may involve us in intellectual property disputes as part of a business model or strategy to gain competitive advantage. We may also be required to pay substantial damages or be subject to an order prohibiting us and our customers, distributors or retailers from importing or selling certain products or engaging in certain activities. Our inability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on our business, financial condition and results of operations.
To the extent we gain greater visibility and market exposure as a public company or otherwise, we may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that our products or activities infringe, misappropriate or otherwise violate their trademark, patent, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management’s attention from other business concerns and have an adverse impact on our ability to bring products to market. In addition, if we are found to infringe, misappropriate or otherwise violate third-party trademark, patent, copyright or other proprietary rights, our ability to use our brands to the fullest extent may be limited, we may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or we may need to redesign or rebrand our marketing strategies or products, which may not be possible.

Risks Related to our Organization and Corporate Structure
We are subject to risks related to our dependency on our directors and officers and on key personnel, as well as risks related to attracting, retaining and developing human capital in a highly competitive market.
Our operations are dependent upon a relatively small group of individuals and in particular, Michel Brousset and Hind Sebti, our Chief Growth Officer. We believe that our success depends on the continued service of our directors and officers. We do not have key-man insurance on the life of any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.
Additionally, our success and future growth depend upon the services of Obagi’s and Milk’s management teams and other key employees, including highly skilled experts in their respective fields. In 2023, we made extensive changes to senior management at Obagi, finding seasoned experts to join Obagi as the new President, Chief Financial Officer and Chief Marketing Officer with in-depth expertise in their respective fields. However, these new executives have only recently taken on these roles and we cannot assure you that they will integrate well into the Obagi business, that we will be able to retain them, or that they will be able to successfully manage and operate the business, maintain our existing relationships with key suppliers and customers and retain other highly skilled key employees of Obagi. The loss of one or more members of Obagi’s or Milk’s management teams or key employees could harm our business, and we may not be able to find adequate replacements.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, product development and other personnel for our Obagi Skincare and Milk Makeup businesses. We may have difficulty recruiting and retaining such qualified personnel due to current market conditions, their inability to trade their equity awards and the existence of many similar competitive job openings. There is intense competition in our industry particularly for senior sales and marketing and research and product development positions. The failure to attract and retain qualified personnel could have a significant negative impact on our future product sales and business results.
In addition, prospective and existing employees and independent contractors often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of such equity awards, it may adversely affect our ability to recruit and retain key employees and independent contractors. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.
Although we currently maintain directors’ and officers’ liability insurance coverage, such coverage may not be sufficient to cover the types or extent of claims or loss that may be incurred or received. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny. If we incur any loss that is not covered by our directors’ and officers’ liability insurance policy, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
Our only material asset is our indirect interest in Waldencast LP, and we are accordingly dependent upon distributions from Waldencast LP to pay dividends, taxes and other expenses.
We are a holding company with no material assets other than indirect equity interests in Waldencast LP. As such, we do not have any independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of Waldencast LP and its subsidiaries, including Obagi and Milk. We intend to cause Waldencast LP to make distributions to its members, including Holdco 1, in an amount at least sufficient to allow for the payment of all applicable taxes, and to pay our corporate and other overhead expenses and those of Holdco 1. We cannot assure you, however, that Waldencast LP and its subsidiaries will generate sufficient cash flow to distribute funds to Holdco 1, or that applicable legal and contractual restrictions, including negative covenants in Waldencast LP’s debt instruments, will permit such distributions. It could materially and adversely affect our liquidity and financial condition if Waldencast LP is restricted from, or otherwise unable to, distribute sufficient cash to us.
Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.
In April 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by SPACs entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement. As a result of the SEC Statement, we reevaluated the accounting treatment of our 11,500,000 public warrants and 5,933,333 private placement warrants and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, we have included derivative liabilities related to embedded features contained within our warrant in our balance sheet as of December 31, 2022. Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
Impairment of our significant intangible assets may reduce our profitability.

The fair values at the acquisition date of our goodwill, acquired trademarks and trade names, customer and distributor relationships, supply agreement and product formulations are recorded as intangible assets and all, except for goodwill, are amortized over the period that we expect to benefit from the applicable assets. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by management as of the measurement date. Accordingly, such estimates and assumptions may not be accurate. As of December 31, 2022, acquired net intangible assets and goodwill comprised approximately 89.3% of our consolidated total assets. We evaluate goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. The annual impairment test for the 2021 Predecessor Period did not indicate an impairment of goodwill at the time it was performed. However, subsequent to the Business Combination, we concluded that relevant events and circumstances indicated it was more likely than not that the fair value of the Obagi Skincare reporting segment was less than its carrying amount. This included a decline in financial performance of the Obagi Skincare reporting unit compared to results projected at the time of acquisition, primarily as a result of the subsequent identification of the matters underlying the restatement adjustments. As result, we recorded a non-cash impairment charge of $68.7 million in the period ended December 31, 2022.
As of December 31, 2022, the Obagi Skincare reportable segment had a goodwill balance of $199.5 million after an impairment charge of $68.7 million was recorded following an impairment test conducted in July 2022. As a result, the fair value of the Obagi Skincare reportable segment currently equals the carrying value. The Obagi business continues to face challenges with respect to meeting the forecasts for the business created at the time it was acquired. If we are not successful in addressing these challenges, the projected revenue growth rates or operating margins could fail to grow in accordance with current expectations and result in a further decrease in the fair value of the Obagi Skincare reportable segment below the carrying value. In addition, the fair value of the Obagi Skincare reportable segment could also be negatively impacted by market conditions including inflation, the valuation of its competitors and/or a market capitalization decrease as a result of the restatement of our financial statements for certain Predecessor Periods or other factors, which could result in an additional indicator of impairment.
The Milk Makeup segment had a goodwill balance of $135.1 million as of December 31, 2022. We have not performed a quantitative review of the reporting segment since the Business Combination, as qualitative factors and circumstances did not indicate that the fair value of the reporting unit was less than the carrying value and on that basis management concluded that there was no change in the fair value. As a result, the goodwill balance for the reporting unit has not changed. However, if our Milk Makeup business is unable to meet projected future results, as compared to the forecasts for the business created at the time of the Business Combination, there could be a possibility of an impairment of the goodwill. The fair value of the segment could also be negatively impacted by a shift in gross margin of the business as a result of competition or inflation, or could be negatively impacted by the valuation of its competitors.
Any further impairment of our intangible assets could reduce our profitability and have a material adverse effect on our results of operations and financial condition.

As a former shell company, resales of shares of our restricted Class A ordinary shares in reliance on Rule 144 of the Securities Act are subject to the requirements of Rule 144(i).
Prior to the closing of the Business Combination, we were deemed a “shell company” under applicable SEC rules and regulations because we had no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. As a result, sales of our securities pursuant to Rule 144 under the Securities Act cannot be made unless, among other things, at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Securities Exchange Act, as applicable, during the preceding 12 months, other than Form 6-K reports. Because, as a former shell company, the reporting requirements of Rule 144(i) will apply regardless of holding period, restrictive legends on our securities cannot be removed except in connection with an actual sale that is subject to an effective registration statement under, or an applicable exemption from the registration requirements of, the Securities Act. We do not currently have an effective registration statement and any registration statement would require us to be current in our filings and to have filed additional information required in order to become effective. In addition, because our unregistered securities cannot be sold pursuant to Rule 144 unless we continue to meet such requirements, any unregistered securities we issue will have limited liquidity unless we can comply with such requirements. In addition, our previous status as a shell company could also limit our use of our securities to pay for any acquisitions we may seek to pursue in the future. The lack of liquidity of our securities as a result of the inability to sell under Rule 144 for a longer period of time than a non-former shell company could cause the market price of our securities to decline.
Your rights and responsibilities as a shareholder are governed by Jersey law, which differs in some material respects with respect to the rights and responsibilities of shareholders of U.S. companies.
We are organized under the laws of the Bailiwick of Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. The rights and responsibilities of the holders of our Class A ordinary shares are governed by the Constitutional Document and by Jersey law, including the provisions of the Jersey Companies Law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. corporations.
In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. Jersey law also does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation. However, we cannot assure you that Jersey law will not change in the future or that it will serve to protect our investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect your rights.
It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the U.S., or to assert U.S. securities law claims outside the U.S.
Investors may have difficulties pursuing an original action brought in a court in a jurisdiction outside the U.S., including Jersey, for liabilities under the securities laws of the U.S. The U.S. and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (as opposed to arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized and is not directly enforceable in Jersey. Rather, a judgment of a U.S. court constitutes a cause of action which may be enforced by Jersey courts provided that:

•the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;
•the judgment is given on the merits and is final, conclusive and non-appealable;
•the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;
•the defendant is not immune under the principles of public international law;
•the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;
•the judgment was not obtained by fraud; and
•the recognition and enforcement of the judgment is not contrary to public policy in Jersey.
Subject to the foregoing, investors may be able to enforce in Jersey judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. However, it is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey.

The obligations associated with being the publicly traded entity in the “Up-C” structure involve significant expenses and will require significant resources and management attention, which may divert from our business operations.
As the publicly traded entity in an Up-C structure, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that our Obagi Skincare and Milk Makeup businesses did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance matters related to the Up-C structure and regulatory requirements associated with being a publicly traded entity. We will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.
In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and the related rules and regulations implemented by the SEC and Nasdaq, have increased legal and financial compliance costs and will make some compliance activities more time-consuming. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.
We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants.
Our public warrants were issued in registered form under a Warrant Agreement between our transfer agent for our warrants and Waldencast. The Warrant Agreement provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in this Report, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants under the Warrant Agreement and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants; provided that any amendment that solely affects the terms of the private placement warrants or any provision of the Warrant Agreement solely with respect to the private placement warrants will also require at least 65% of the then outstanding private placement warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of our Class A ordinary shares purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of our Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). Redemption of the outstanding warrants as described above could force you to: (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your warrants at the then current market price when you might otherwise wish to hold your warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by the Sponsor or its permitted transferees.
In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of our Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of our Class A ordinary shares determined based on the redemption date and the fair market value of our Class A ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, because the number of Class A ordinary shares received is capped at 0.361 Class A ordinary shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

We do not intend to pay cash dividends for the foreseeable future.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any future agreements and financing instruments, business prospects and such other factors as our Board deems relevant.
If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.
The trading market for our Class A ordinary shares will depend in part on the research and reports that analysts publish about us. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A ordinary shares or publish inaccurate or unfavorable research about our businesses, the price of our Class A ordinary shares could decline. If few analysts cover us, the demand for our shares could decrease and our stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.
We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the Ordinary Shares.

We have determined that we are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination regarding our status will be made on June 30, 2024.
As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we may elect to voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 6-K under the Exchange Act. We also are exempt from the requirements to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. In addition, as a foreign private issuer, we are exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information.
Furthermore, our Ordinary Shares are not listed and we do not currently intend to list our Ordinary Shares on any market in the Bailiwick of Jersey, our home country. As a result, we are not subject to the reporting and other requirements of companies listed in the Bailiwick of Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements (although we are required to comply with Nasdaq’s continued listing standards to publicly disclose an interim balance sheet and income statement as of the end of our second quarter each fiscal year). Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As a public limited company incorporated under the laws of Jersey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to securityholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
As a public limited company incorporated under the laws of Jersey and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Jersey, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(c), Rule 5635(d) and Rule 5250(b)(3) of the Nasdaq Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Rule 5615(a)(3) of the Rules. Rule 5620(a) of the Rules requires that the Company hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock; and Rule 5250(b)(3) of the Rules requires disclosure of third-party director and nominee compensation. The corporate governance practice in our home country, Jersey, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(c), Rule 5635(d) and Rule 5250(b)(3). We will continue to comply with other corporate governance requirements of the Rules. However, in the future, we may consider following home country practice in lieu of additional requirements under the Rules with respect to certain corporate governance standards. Any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor. As a result, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. On an annual basis, we are required to assess whether we meet these criteria as of the last business day of our second fiscal quarter. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while this Report permits us to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. The additional requirements that we would become subject to and any modification of our policies if we were to lose our foreign private issuer status could lead us to incur significant additional legal, accounting and other expenses. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
Jersey law and our Constitutional Document contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.
Jersey law and our Constitutional Document contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our Ordinary Shares, and therefore depress the trading price of our Class A ordinary shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the current members of our Board or taking other corporate actions, including effecting changes in our management. Among other things, the Constitutional Document includes provisions regarding:

•providing for a classified board of directors with staggered, three-year terms;
•the ability of our Board to issue shares of preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•our Board will have the exclusive right to elect directors to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director, which will prevent shareholders from being able to fill vacancies on our Board; and
•the limitation of the liability of, and the indemnification of, our directors and officers.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.
Our Constitutional Document limits the liability of our non-employee directors, Cedarwalk and the Sponsor and their respective affiliates and representatives’ liability to us for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.
Our Constitutional Document provides that, to the fullest extent permitted by law, and other than corporate opportunities that are expressly presented to one of our directors or officers in his or her capacity as such, our non-employee directors, Cedarwalk and the Sponsor and their respective affiliates and representatives:

•will not have any fiduciary duty to refrain from (i) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which we or any of our subsidiaries now engages or proposes to engage or (ii) competing with us or any of our affiliates, subsidiaries or representatives, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than us or any of our subsidiaries);
•will have no duty to communicate or present such transaction or matter to us or any of our subsidiaries, as the case may be; and
•will not be liable to us or our shareholders or to any of our subsidiaries for breach of any duty (fiduciary, contractual or otherwise) as a shareholder or director of us by reason of the fact that such Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to us or any of our subsidiaries, affiliates or representatives.
Risks Related to Taxation
Any disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate Members of Waldencast LP may complicate our ability to maintain its intended capital structure, which could impose transaction costs on it and require management attention.
Waldencast LP is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including Holdco 1. If and when Waldencast LP generates taxable income, it will generally make cash distributions, or tax distributions, to each of its members, including Holdco 1, based on each member’s allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate applicable to an individual or corporate member (whichever is higher). In the event of any disparity between the tax rates applicable to corporate and non-corporate taxpayers, Holdco 1 could receive tax distributions from Waldencast LP in excess of its actual tax liability, which could result in it accumulating cash in excess of its tax liability. This would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained, could cause the value of a Waldencast LP Unit to deviate from the value of a Class A ordinary share. In addition, such cash, if used to purchase additional Waldencast LP Units, could result in deviation from the one-to-one relationship between our Class A ordinary shares outstanding and Waldencast LP Units unless a corresponding number of additional Class A ordinary shares are distributed as a stock dividend. We may, if permitted under our debt agreements, choose to pay dividends to all holders of our Class A ordinary shares with any excess cash. These considerations could have unintended impacts on the pricing of our Class A ordinary shares and may impose transaction costs and require management efforts to address on a recurring basis. To the extent that we do not distribute such excess cash as dividends on our Class A ordinary shares and instead, for example, hold such cash balances or lend them to Waldencast LP, holders of Waldencast LP Units during a period in which we hold such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their Waldencast LP Units and obtaining ownership of our Class A ordinary shares (or a cash payment based on the value of our Class A ordinary shares). In such case, these holders of Waldencast LP Units could receive disproportionate value for their Waldencast LP Units exchanged during this time frame.
Failure to comply with applicable transfer pricing and similar regulations could harm our business and financial results.
In many countries, including the U.S., we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned in each jurisdiction and are taxed accordingly. Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. In the event that the audits or assessments are concluded adversely to us, we may or may not be able to offset or mitigate the consolidated effect.
We may be a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If we are a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined herein), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We are not expected to be treated as a PFIC for the taxable year ending on December 31, 2022, or the foreseeable future. However, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question. Additionally, there is uncertainty regarding the application of the start-up exception.

We may be treated as a corporation resident in the U.S. for U.S. federal income tax purposes.
A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation incorporated under the laws of Jersey, we should generally be classified as a non-U.S. corporation (and therefore as a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, under section 7874 of the Code, a corporation organized outside the U.S. will be treated as a U.S. corporation (and, therefore, as a U.S. tax resident).
Based on the rules in effect currently, we do not expect to be treated as a U.S. corporation for U.S. federal income tax purposes by virtue of section 7874. Nevertheless, because the section 7874 rules and exceptions are complex, subject to factual and legal uncertainties, and may change in the future (possibly with retroactive effect), there can be no assurance that we will not be treated as a U.S. corporation for U.S. federal income tax purposes. In addition, it is possible that a future acquisition of the stock or assets of a U.S. corporation could result in our being treated as a U.S. corporation.
We continue to operate so as to be treated exclusively as a resident of Jersey for tax purposes, but the tax authorities of other jurisdictions may treat us as also being a resident of, or as having a taxable presence in, another jurisdiction for tax purposes.
Our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) is exclusively in Jersey and we have no taxable presence in the form of a fixed place of business or permanent establishment in any other jurisdiction. Because we are incorporated under Jersey law and have our registered office in Jersey, we are considered to be resident in Jersey for Jersey tax purposes. In addition, we maintain our management, organizational and operational structures in such a manner that we should not be regarded as a tax resident of any other jurisdiction either for domestic law purposes or for the purposes of any applicable tax treaty (notably any applicable tax treaty with Jersey) and should be deemed resident only in Jersey and that we should not have a fixed place of business or permanent establishment outside Jersey.
However, the determination of our tax residence, which primarily depends upon our place of effective management, as well as the characterization of fixed places of business or permanent establishments outside our jurisdiction of incorporation, are questions of fact based on all circumstances. Because such determinations are highly fact-sensitive, no assurance can be given regarding their outcome. A failure to maintain exclusive tax residence in Jersey or not to maintain a fixed place of business or permanent establishment outside Jersey could result in significant adverse tax consequences to us. A failure to maintain exclusive tax residence in Jersey could also result in significant adverse tax consequences for shareholders. The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of shareholders, on their specific situation.
We may in the future amend our management, organizational and operational structures in such a manner that we may be regarded as a tax resident of another jurisdiction either for domestic law purposes or for the purposes of any applicable tax treaty. A change in tax residence could result in significant adverse tax consequences to us and our shareholders, and we may opt to make such changes without consideration of the tax consequences for shareholders.
Changes in tax law could significantly affect our reported earnings and cash flows.
We have business operations and assets in different jurisdictions, which are subject to different tax regimes. Changes in tax regimes, such as the reduction or elimination of tax benefits, or limitations on the deductibility of interest expense, could have a material adverse effect on our results and cash flows.
In addition, countries in which we operate have agreed to implement aspects of the “Two Pillars Solution,” an OECD/G20 Inclusive Framework initiative, which aims to reform the international taxation policies and ensure that multinational companies pay taxes wherever they operate and generate profits. “Pillar Two” of this initiative generally provides for an effective global minimum corporate tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, calculated on a country-by-country basis. This minimum tax would be applied on profits in any jurisdiction wherever the effective tax rate, determined on a jurisdictional basis, is below 15%. The OECD and its members are still working on the coordinated implementation of the minimum tax. Although this initiative is subject to further developments in the countries where we operate, it is expected to be in force in various jurisdictions, including the U.K. and the EU, for fiscal years commencing on January 1, 2024. Any minimum tax may have a negative impact on our financial condition, results of operations and cash flows.

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Waldencast plc was a blank check company that was incorporated on December 8, 2020 as Waldencast Acquisition Corp., a Cayman Islands exempted company formed as a SPAC for the purpose of entering into a merger, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the beauty and wellness industry. On March 18, 2021, we consummated an Initial Public Offering (“IPO”) of 34,500,000 units, with each unit consisting of one Class A ordinary share (a “Public Share”) and one-third of one redeemable warrant to acquire one Class A ordinary share (together, a “Unit”), at $10.00 per Unit.
In connection with the Business Combination, on July 26, 2022, with the approval of the Company’s shareholders, and in accordance with the Cayman Companies Act (the “Cayman Act”), the Jersey Companies Law and the Company’s Constitutional Document, the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey and its name changed to Waldencast plc (the “Domestication”). As a result of the Domestication, (i) each then issued and outstanding Waldencast Acquisition Corp. Class A ordinary share was converted automatically, on a one-for-one basis, into a Class A ordinary share of Waldencast plc, (ii) each then issued and outstanding Waldencast Acquisition Corp. Class B ordinary share was converted automatically, on a one-for-one basis, into a Class A ordinary share of Waldencast plc, (iii) each then issued and outstanding Waldencast Acquisition Corp. warrant was converted automatically into a warrant to purchase Class A ordinary shares of Waldencast plc and (iv) each then issued and outstanding Waldencast Acquisition Corp. Unit was canceled and the holders thereof were entitled to one Class A ordinary share of Waldencast plc and one-third of one warrant.
On the Closing Date, pursuant to the Obagi Merger Agreement, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of Waldencast LP. In addition, on the Closing Date, pursuant to the Milk Purchase Agreement, Waldencast LP acquired from the Milk Members all of their equity in Milk in exchange for cash, Waldencast LP common units (“Waldencast LP Units”) and Waldencast plc Class B ordinary shares, which are non-economic voting shares. The Waldencast LP Units are redeemable at the option of the holder of such units into an equal number of Waldencast plc Class A ordinary shares or cash, at the sole discretion of Waldencast. The equity interests of Obagi and Milk are held by Waldencast LP. We, in turn, hold our interests in Obagi and Milk through Waldencast LP and Holdco 1. As a result of the Business Combination, we are organized as an “Up-C” structure, whereby the Milk Members retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of their Waldencast LP Units. The material terms of the Business Combination are described in “Item 10. Additional Information—C. Material Contracts” of this Report.
Each holder of a Public Share was entitled to redeem such share in connection with the consummation of the Business Combination for a pro rata portion of the cash then on deposit in the trust account created in connection with our IPO. Such pro rata portion was calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). A total of 30,021,946 Public Shares were redeemed in connection with the Business Combination.
Waldencast plc’s registered office is 2nd Floor Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB, and its principal executive office is 10 Bank Street, Suite 560, White Plains, NY 10606, and its telephone number is (917) 546-6828.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since Waldencast plc is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.
Waldencast plc’s principal website address is www.waldencast.com. The information contained on Waldencast plc’s website does not form a part of, and is not incorporated by reference into, this Report.

B.Business Overview

Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” the “Company,” or “Waldencast” generally refer to Waldencast plc.

General
Founded by Michel Brousset and Hind Sebti, our ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Our vision is fundamentally underpinned by our brand-led business model that ensures proximity to our customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing our vision was the Business Combination with Obagi and Milk. As part of the Waldencast platform, our brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands.

Facilities

Our executive offices are at 10 Bank Street, Suite 560, White Plains, NY 10606. The cost for this space is included in the $0.01 million per month fee that we paid an affiliate of the Sponsor for office space, administrative and support services up until the Closing Date. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the agreement. We consider our current office space adequate for our current operations.

Employees

We currently have three executive officers and 269 full-time employees, consisting of 180 in sales and marketing, 17 in R&D, 31 in operations and 41 in general and administrative positions. We are dedicated to hiring and nurturing diverse talent and believe this is one of the keys to our current and future success. Approximately 29% of our employee base identifies as black, indigenous or people of color (“BIOPIC”). In addition, over 83% of our employees identifies as female. Our employees are all non-unionized, and we believe our relations with our employees are good.

Legal Proceedings

We are not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against us, which if adversely determined could have a material adverse effect on the Company other than routine litigation arising in the ordinary course of business, except as described below.

SEC Investigation

As previously disclosed, we proactively and voluntarily self-reported our review of the historical accounting used by Obagi to the SEC. In connection with this matter, we received a document subpoena in September 2023. Although we are fully cooperating with the SEC’s investigation and continue to respond to requests related to this matter, we cannot predict when such matters will be completed or the outcome or potential impact of this matter on our business, investor confidence or the price of our securities. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, which may be imposed on us in connection with this matter could have a material adverse effect on our business, financial condition and results of operations. Additionally, the investigation has resulted in substantial costs and is likely to continue to incur substantial costs, regardless of the outcome of the investigation.

Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1,235.0 million or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1,000 million in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.
Foreign Private Issuer
We are a “foreign private issuer” under SEC rules and will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status and will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. This means that, even after we no longer qualify as an “emerging growth company,” as long as we qualify as a “foreign private issuer” under the Exchange Act, we will be exempt from certain provisions of and intend to take advantage of certain exemptions from the Exchange Act that are applicable to U.S. public companies. Such exemptions include the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership.
Additionally, we will not be required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Jersey or that is distributed or required to be distributed by us to our shareholders. Further, based on our foreign private issuer status, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Class A ordinary shares.
We may take advantage of these reporting exemptions until such time as we are no longer a “foreign private issuer.” We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S.
We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this Report. Accordingly, the information contained in this Report may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment. See “Item 3. Key Information—Risk Factors—Risks Related to our Organization and Corporate Structure—As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the Ordinary Shares.”
Our Professional Skincare Segment: Obagi
Our professional skincare segment consists of the Obagi business. Unless the context otherwise requires, all references in this section to “Obagi,” “we,” “us,” “our” and the “company” refer to the business of Obagi and its subsidiaries.

Obagi’s Purpose and Ambition
Obagi exists to create the future of skincare so every face is cared for, everywhere. We offer transformative solutions at every stage of the skincare journey to help you greet the future with confidence. Our ambition is to be the top dermo-credentialed brand in the world, driving strong growth through channel and geographic diversification, and to continue to progress the industry that we pioneered with devices, new indications, and new product categories.
Corporate Information
Obagi launched in 1988 under the name Worldwide Product Distribution, Inc. and subsequently changed its name to Obagi Medical Products, Inc. in December 1997. In October 2007, the company completed an initial public offering of its common stock and was traded on Nasdaq under the trading symbol “OMPI.” In April 2013, the company merged with and into Odysseus Acquisition Corp., with the company as the surviving corporation in the merger, becoming a wholly-owned subsidiary of Bausch Health. In November 2017, Bausch Health sold substantially all of the assets of Obagi Medical Products, Inc. and its subsidiaries to Obagi Holdings Company Limited (“Obagi Holdco”), (a wholly-owned subsidiary of Obagi), and Obagi Cosmeceuticals LLC (“Obagi Cosmeceuticals”), (a wholly-owned subsidiary of Obagi Holdco). We acquired Obagi through the Business Combination in July 2022.
Overview
Obagi is a global skincare products company that is rooted in research and skin biology. We develop, market and sell innovative skin health products in more than 65 countries around the world. Every product we develop stems from a deep understanding of the skin and how healthy skin functions. We believe the result is a highly compelling product portfolio designed to prevent or improve the most common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation (spots or patches of skin that are darker than surrounding areas of skin), acne, oxidative stress, environmental damage and hydration.
Centered on our rich history in selling products to medical professionals who then dispense the products in-office directly to their patients, a distribution model referred to as the physician-dispensed channel, our portfolio today includes two distinct brands, with more than 200 cosmetic, OTC and prescription products, and a device sold throughout the medical, spa and retail channels:
•Obagi Medical®—Products within our flagship brand were historically designed for professional recommendation in a clinical setting. We now sell the entire Obagi Medical line through physicians, and our OTC and cosmetic products within the line online directly to consumers (“DTC”) via our website and through other e-commerce channels. This line of professional systems and products is targeted to consumers looking for the most advanced product formulations in a customized skincare regimen. None of our products, including our prescription products, have been approved by the FDA or other similar regulatory authorities.
•Obagi Clinical®—Targeted towards the Southeast Asia market, this product line was specifically designed to prevent and reduce the early signs of aging. We built this line for the ’skin-tellectual’ consumer who knows high-quality ingredients and is increasingly focused on product efficacy and quality, but may not yet regularly visit a dermatologist or skincare professional.
•Skintrinsiq device—Used in facial treatments offered by physicians’ offices, spas and aestheticians.
The Skincare Market
According to the American Society of Plastic Surgeons, there were 2.6 million cosmetic procedures performed in the U.S. in 2022, which represents a 19% increase in cosmetic surgery procedures since 2019. We believe this reflects a growing desire and acceptance among the population to seek assistance from physicians to improve their appearance, including the appearance of their skin. One key driver of this trend is the aging of the “baby boomer” segment of the U.S. population, as well as the “millennial” segment, whose oldest members are now over 40. As a result, the average age of the country’s population has increased over the last decade to a median age of 38.9. With the older population’s strong desire to reduce the signs of premature aging, we expect the market opportunity for skincare products to continue to grow. In particular, women tend to demonstrate a higher motivation than men to improve their personal appearances. The U.S. Census Bureau estimated that the number of women between the ages of 35 and 69, the primary users of our products, grew 21.7% between 2000 and 2018. In addition, during the recent COVID-19 pandemic, as in-person meetings shifted to video calls and virtual meetings, we believe adult consumers of all ages were progressively seeing themselves more on screen and began focusing more on their appearances. We believe that these trends will continue to drive an increased market demand for skincare products.
According to industry sources, in 2021, there were approximately 12,767 physicians practicing dermatology and 7,228 practicing plastic surgeons in the U.S. Based on physicians who have opened accounts with us, we believe multi-specialty physicians are also dedicating resources in their practices to skin care in response to the rapid increase in consumer demand for non-invasive skincare treatments.
Over the last ten years, consumers have become increasingly knowledgeable about skincare science, ingredients and formulations. According to industry sources, consumers are shifting desire for quality over price and looking for higher performance products. Certain large retailers have been expanding brand assortments to capitalize on the fast-growing premium beauty skincare category. Specifically, they are trying to attract and maintain customers seeking more advanced products than offered by mass brands, but also looking for the purchasing convenience and accessibility of retail outlets.
Outside the U.S., the physician-dispensed skincare market varies by country due to cultural differences and regulatory requirements. Cultural desires for skin with lighter and more even pigmentation have created large and growing aesthetic skincare demands throughout Asia, particularly Japan, China, Korea, Vietnam and India. European and certain South American countries such as Brazil also present large skincare markets due to the complementary growth in cosmetic procedures and willingness on the part of their consumers to spend discretionary income on aesthetic enhancements. Industry sources estimate that in 2021 the global market for beauty and personal care was approximately $530 billion, with skincare representing approximately $155 billion. The physician- dispensed skincare market percentage growth was approximately 2.5 times the percentage growth of the premium skincare market from 2018-2020. The premium skincare market, defined as buyers who prefer luxury brands, accounted for $63 billion of the total global skincare market, with approximately 47% of premium skincare buyers, versus approximately 20% of non-premium buyers, using 8-14 skincare products weekly. The global market for skincare is estimated to reach approximately $204 billion by 2025, with premium skincare expected to grow at a compound annual growth rate of approximately 11% from 2021 through 2025.
Our comprehensive portfolio of products is designed to meet the needs of users no matter what their skin tone or where they are in their skincare journey.
Obagi Medical
Our flagship brand, launched in 1988, is among the most respected and most recognized brands in the professional skincare category. We believe the strength of Obagi Medical’s reputation lies in the exacting standards and formulas we have developed to support our products including more than 30 studies across thousands of subjects and all six skin types on the Fitzpatrick scale, which classifies skin type according to the amount of pigment a person’s skin has and the skin’s reaction to sun exposure. None of these studies have been used to support an application for marketing approval with the FDA or other similar regulatory authority. Consequently, they were not designed to fulfill the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority. Products within the Obagi Medical portfolio are developed using formulations specifically designed for the physician-dispensed market and stringent ingredient standards. Furthermore, Obagi conducts extensive testing to evaluate the performance of all products in the Obagi Medical portfolio, including the portfolio’s cosmetic, OTC drug and prescription-strength drug product.
Obagi Medical is anchored by the Obagi Nu-Derm System, which we believe is the leading prescription-based topical skin health system on the market. The Obagi Nu-Derm System and related products accounted for a significant portion of the total products shipped in the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and 2020 Predecessor Period. Sales of Obagi Nu-Derm products experience seasonality. We believe this is due to variability in patient compliance that relates to several factors such as a tendency to travel and/or engage in other disruptive activities during the summer months. While we have earned a strong reputation for offering premier hyperpigmentation solutions, our portfolio has expanded over time to include a line of Vitamin C powered antioxidant products, our Professional-C® line, as well as the ELASTIderm® line, which leverages a patented Bi-Mineral Contour Complex™ technology to address elasticity and firmness in the skin. Other products within the comprehensive Obagi Medical franchise include products to address hydration, sun protection and acne. These solutions incorporate a range of individual prescription and non-prescription therapeutic agents, as well as cosmetic ingredients to address the needs of consumers who seek advanced skincare in a customized skincare regimen designed by a professional.

OBAGI® MEDICAL

Transforming Skincare for Generations

Comprehensive Skincare Portfolio

- For more than three decades, Obagi has been transforming the skincare industry with medical-grade skincare for every skin type, tone, and concern.
- No matter the skin type, skin tone, age or gender, Obagi's diversified portfolio has a solution to address the skin concern.
- Obagi was the first skincare brand to test its products across the entire Fitzpatrick Skin Spectrum, a scientific classification that identifies six different skin types and the skin's reaction to sun or ultraviolet light exposure, ensuring product efficacy for all skin types from the very beginning. Our products aren't just for a few. They are formulated for everyone.

OBAGI NU-DERM® SYSTEM

Obagi's premier product line – The Obagi Nu-Derm® System helps to transform the look of skin by addressing hyperpigmentation and improving visible signs of skin aging. Prescription required.

Obagi Nu-Derm® is ideal for:
- Hyperpigmentation, melasma, sun spots
- Rough, uneven skin
- Appearance of fine lines and wrinkles

PROFESSIONAL-C® COLLECTION

The Professional-C collection serves as the second line of defense from environmental assailants that sunscreens often miss. Daily use helps to fortify and safeguard a more youthful-looking apperance. Formulated with L-Ascorbic acid, the most bioactive form of vitamin C, due to its superior ability to be absorbed and produce effective results - truly setting it apart from other forms of vitamin C.

Professional-C is ideal for:
- Protection against free radical damage
- Appearance of uneven skin tone, fine lines and wrinkles
- Signs of photodamage
- Signs of premature skin-aging

ELASTIDERM® COLLECTION

The ELASTIderm® collection specifically formulated to address skin aging on the face, neck and upper chest. Patented Bi-Mineral Contour Complex™ is an advanced ingredient technology that harnesses two minerals, zinc and copper, with malonate. It is specifically designed to support the three necessary stages of developing healthy elastin.

The ELASTIderm® Collection is ideal for:
- Loss of firmness
- Appearance of skin sagging, laxity, and crepiness
- Signs of skin aging on the face, eye area, neck and upper chest

TRETINOIN

Obagi Tretinoin is a potent type of Vitamin A that works deep within the skin to help address and prevent acne. Available in multiple strengths to meet different needs, this powerful acne treatment has been clinically proven to improve breakout symptoms and prevent the development of acne. Prescription required. Obagi Tretinoin is ideal for treatment of acne vulgaris.

OBAGI® REBALANCE

Obagi® Rebalance Skin Barrier Recovery Cream works to soothe the skin, but also maintain a healthy microbiome with continued use. Restore balance with BarrierPlex™ Technology, an innovative proprietary blend of postbiotics, hydrating agents and soothing ingredients that help restore and rebalance the skin microbiome.

Obagi® Rebalance Skin Barrier Recovery Cream is ideal for:
- After in-office treatments like peels or laser
- Restoring hydration immediately and with continued use
- Rebalancing and maintaining the microbiome

OBAGI-C® RX SYSTEM

The Obagi-C® Rx System includes Vitamin C and prescription-strength hydroquinone to correct hyperpigmentation, such as dark spots. It also contains other key ingredients that help address the signs of skin aging to maintain younger-looking skin. Prescription required.

Obagi-C® Rx System products are ideal for:
- Hyperpigmentation from sun damage, including freckles and age spots
- Uneven skin tone
- Appearance of fine lines and wrinkles

SUZANOBAGIMD® SKIN CARE COLLECTION

The combination of clinically proven ingredients and antioxidants reveals healthier-looking, more radiant skin. Every product is hypoallergenic and made without parabens, synthetic fragrances, or dyes. Formulated for all skin types skin.

SUZANOBAGIMD® is ideal for:
- Appearance of photoaging, such as fine lines and wrinkles
- Rough skin texture
- Lackluster, delicate skin
- Sensitive skin

OBAGI NU-CIL™ COLLECTION

The OBAGI Nu-Cil™ Collection is specifically formulated with innovative NouriPlex™ technology, a synergistic blend of clinically proven ingredients that enhance your healthy-looking lashes and brows in as little as 8 week of use*.

Obagi Nu-Cil™ Collection ideal for:
- Sparse, lacking in volume, dull and brittle eyelashes
- Over tweezed, patchy, thin or light-in-color eyebrows
- Targeted application for eyelashes and eyebrows

*Full results seens as followed: Lash Study 2021 16-week double blind study. Brow 2022 12-week study. Data on file at Obagi Cosmeceuticals LLC

DAILY HYDRO-DROPS®

This facial serum is an innovative hydrator that provides instant results for a "pick-me-up" from a dull, lackluster complexion. Revolutionary Isoplentix™ technology harnesses the purest forms of vitamin B3, Abyssinian Oil and Hibiscus Oil.

Daily Hydro-Drops® benefits:
- Provides antioxidant rich Abyssinian and Hibiscus oils
- Supports skin's natural barrier
- Immediately provides smoother skin that feels hydrated all day
- Diminishes the appearance of fine lines and wrinkles over time

OTHER

Other high growth collections including CLENZIderm M.D.®, Obagi Hydrate ® Facial Moisturizer, Sun Shield™.

Certain of our products listed above, including Nu-Derm Clear, Blender® and Sunfader, as well as Obagi-C® Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy Cream, which are part of the Obagi-C Rx Systems, contain 4% HQ. These products are marketed as prescription-only drugs, however, we have not sought nor obtained the required premarket approval from the FDA to market these products in the U.S. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without approval in accordance with its active CPG, issued in 2006 and subsequently amended in 2011, in which the FDA announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. While the FDA has expressed its view that all prescription HQ products should be reviewed and approved by the FDA, we believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authorities regarding our Nu-Derm HQ or any other products. However, whether due to safety concerns or otherwise, in the future the FDA may choose to pursue an enforcement action against us and determine that our HQ products should be removed from the market until we obtain approval of an NDA. For example, although our prescription-only HQ products are made with 4% HQ, the FDA has historically expressed concerns regarding the safety of 2% HQ products, sold on an OTC basis. In particular, in August 2006, the FDA issued a proposed rule that cited certain preclinical evidence suggesting that HQ may be carcinogenic, if orally administered, and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots, after use of concentrations as low as 1 to 2 percent. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied HQ, and classified OTC skin-bleaching drug products, including HQ, as not GRASE, as misbranded, and as new drugs within the meaning of the FDCA, meaning that such products would need to be approved through the NDA process in order to be legally marketed in the U.S. Although this proposed rule was never finalized, in March 2020 the CARES Act was enacted, which among other things deemed any OTC drugs that were identified as not GRASE in the FDA’s most recent proposed rulemaking for such OTC drugs to be “new drugs” and misbranded within the meaning of the FDCA, meaning that such drugs could not be marketed without an approved drug application as of September 23, 2020. As a result, products containing HQ are prohibited from being marketed in the U.S. as OTC drug products without an approved NDA. Subsequently, on April 19, 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis, citing violations of the applicable CARES Act provisions. Furthermore, in June and July of 2022, the FDA issued warning letters to two other manufacturers of products containing HQ.
The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. The FDA’s safety concerns regarding these lower-concentration OTC HQ products could prompt the FDA to assert that our higher-concentration, prescription-only HQ products represent a higher priority for enforcement pursuant to the active CPG. In many countries, including the EU, Canada, Australia and Japan, HQ is regulated as a drug and requires a prescription. We have not sought nor obtained regulatory approval to distribute our HQ products in these countries, and instead offer our Nu-Derm Fx and Obagi-C Fx solutions, which contain the skin brightening agent arbutin, for these markets. In the EU, the European Commission has expressed concerns on the potential use of (alpha and beta) arbutin in cosmetic products this has led to additional consultation with the SCCS (Scientific Committee on Consumer Safety), further to which call for data was launched which ended in April 2021. In January 2023, the SCCS issued its final opinion on the safety of alpha arbutin and beta arbutin in cosmetic products. The main conclusions in this opinion were that: (i) that alpha-arbutin used in face creams up to a maximum concentration of 2% and in body lotions up to a concentration of 0.5% is safe, also when used together; (ii) beta-arbutin used in face creams up to a maximum concentration of 7% is safe; (iii) HQ should remain as low as possible in formulations containing alpha-or beta-arbutin and should not be higher than the unavoidable traces in both arbutins, and (iv) aggregate exposure of alpha-arbutin (2% in face cream and 0.5% in body lotion) with beta-arbutin (7% in face cream) are considered safe. No amendments were made to the EU Cosmetics Regulation prohibiting or restricting the use of alpha- and/or beta-arbutin following this final opinion. See “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks That Could Adversely Impact our Obagi Skincare Business.” In addition, Obagi’s arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products.
Obagi Clinical
Our Obagi Clinical line, launched in December 2018, was designed to meet the needs of “skin-tellectual” consumers who may not yet regularly visit a dermatologist or skincare professional. The product line is primarily targeted for Southeast Asian markets. This retail skincare brand leverages the over 30-year legacy of Obagi Medical to incorporate clinically proven ingredients in cosmetic and OTC solutions that maintain healthy, more youthful-looking skin, mitigate environmental damage and address the emerging signs of skin aging. This line includes the following:

OBAGI CLINICAL®

Obagi Clinical® products are rooted in medical expertise with a deep understanding of skin biology and scientific rigor. Obagi Clinical is designed for the educated consumer looking to prevent or delay the early signs of skin aging in order maintain a healthy, youthful looking skin. Each product in the Obagi Clinical line is specially designed for prejuvenation (prevention + rejuvenation) and to address the concerns you're experiencing today.

Collections are ideal for all skin types and tones.

RETEXTURIZING	BRIGHTENING	FINE LINE & WRINKLES

Retexturizing: Blue Brilliance® Triple Acid Peel; Retinol 0.5 Retexturizing Cream

Brightening: Environmental Defense Radiance Boosting Serum; Dark Spot Disruptor Discoloration Correcting Serum; Vitamin C + Arbutin Brightening Serum; Vitamin C Eye Brightener; Vitamin C Suncare Broad Spectrum SPF 30 Sunscreen

Fine Line & Wrinkles: Kinetin+ Rejuvenating Serum; Kinetin+ Hydrating Cream; Kinetin+ Hydrating Eye Cream; Kinetin+ Exfoliating Cleansing Gel

Retexturizing

The Obagi Clinical Retexturizing Collection helps retexturize rough, uneven skin for a smoother feel and appearance.

Helps address:
- Rough texture
- Uneven and dull skin
- Skin imperfections

Brightening

The Obagi Clinical Brightening Collection helps to restore skin's radiance by evening skin tone and brightening skin.

Helps address:
- Uneven skin tone
- Discoloration and the appearance of photo-aging
- Dull and lackluster skin

Kinetin+

The Obagi Clinical Kinetin+ Collection helps address the signs of skin aging and dehydrated skin by refreshing, hydrating and renewing skin's youthful look.

Helps address:
- Signs of skin aging, such as fine lines and wrinkles.
- Dehydrated skin and rough skin

Sales of Obagi Clinical products have accounted for an insignificant portion of our net revenue for the 2022 Successor Period, 2022 Predecessor Period and 2021 Predecessor Period and for less than 20% of revenue for the 2020 Predecessor Period.
Skintrinsiq
In 2021, facial services saw the greatest increase in demand among minimally invasive procedures. Capitalizing on this trend, Obagi, in collaboration with Theravent, Inc., was the first professional skincare company to market a professional-use facial device offering consumers an advanced delivery system for Obagi’s transformational products.
Leveraging our expansive knowledge as a leader in the skincare market, we began distributing the Skintrinsiq device powered by Obagi InfuseIQ™ technology to physician’s offices and medical spas in July 2021. The device features a small footprint and easy-to-use interface designed to minimize training time and maximize time for skin care. Additionally, the Skintrinsiq device offers physicians another opportunity to consult with consumers about their at- home skincare regimens and creates a mechanism for patient retention. We believe the Skintrinsiq pricing allows physicians to quickly recoup their initial expense while offering facial treatments to patients at a reasonable price. Based on the intended use of the product, we do not believe that the Skintrinsiq device meets the FDA’s definition of a medical device, and therefore we believe this product is exempt from FDA premarket review requirements. However, the FDA may disagree with our determination and require us to cease marketing the Skintrinsiq device unless and until we obtain marketing authorization from the FDA. We are aware that manufacturers of light emitting products that make express acne treatment claims have sought clearance through the 510(k) pathway and that the FDA has taken action against manufacturers of some light-emitting products used to alter or improve appearance on the grounds that those products are unapproved medical devices. In addition, regulators in other markets in which the Skintrinsiq device may be sold may have a different interpretation of whether it may constitute a medical device, including in light of rapidly evolving legislation on this matter, which means that it is possible that regulators in other markets, such as the U.K., will consider the devices as a medical device.

The Skintrinsiq device uses innovative technology designed to extract debris and impurities from the skin, infuse Obagi skincare products exactly where they are needed most and then lock them in so they can continue working even after the treatment ends. We have also incorporated an optional simultaneous LED light to provide red and/or blue light to help meet a wide variety of skin health goals. We believe customized Skintrinsiq protocols can accelerate patients’ transformations and take Obagi skincare results to the next level. By improving results, we believe the Skintrinsiq device will help attract new consumers to physician practices and medical spas.
Obagi Science
Innovative Research and Development
Over the course of our over 30-year legacy, Obagi has amassed more than 80 global patents on product and technology innovations, which we believe sets us apart from our competitors. The table below sets forth a description of the material patents owned by Obagi Cosmeceuticals and/or its affiliates and the jurisdictions in which they are valid:

Name of Patent	Jurisdictions	Expiration Date
Anti-Aging Treatment Using Copper and Zinc Compositions	Australia, Canada, Czech Republic, France, Germany, Great Britain Hungary, Italy, Japan, Mexico, Poland, South Korea, Spain, Turkey, U.S.	June 2026
Chemical Compositions and Methods of Making Them	France, Germany, Great Britain, Italy, Japan, Mexico, Poland, South Korea, Spain, U.S.	Jan.2026-Feb. 2027
Methods for Lightening Skin Using Arbutin Compositions	U.S.	Nov. 2028
Skin Lightening Compositions Comprising Arbutin	Canada	Nov. 2028
Skin Treatment Compositions	France, Germany, Great Britain, Japan, Mexico, Netherlands, Norway, Poland, South Korea, Spain, Sweden	Nov. 2028-Aug. 2030
Stable Organic Peroxide Compositions	Belgium, Canada, Czech Republic, Estonia, France, Germany Great Britain, Hungary, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Monaco, Netherlands, Romania, South Korea, Slovak Republic, Slovenia, Switzerland, U.S.	Mar.-June 2026
Although a number of these patents will expire over the next five years, we do not believe the expiration of such patents will have a material effect on our business or results of operations because the formulations for the products covered by such patents are still treated as trade secrets, which are known only by a limited number of need-to-know employees, CMOs of the products who are bound by strict confidentiality provisions, and regulatory authorities as required. In addition, we are aware that other solubilized versions of benzoyl peroxide are already currently available on the market using different technologies than ours and, as a result, the expiration of the related patents will likely not have an impact on the availability of competitor products.
World Class Research and Development (R&D) Program
Our R&D program aims to design products and execute studies that demonstrate the high-quality design of our formulas and powerful performance of our products. We apply a scientific approach to all of our products, from inception to development and testing. After formulation, all of our products are tested for integrity, safety and performance.
Bausch Health, the manufacturer of our tretinoin products, holds an ANDA for such products, meaning the FDA has found such products to be bioequivalent to other tretinoin products approved through the NDA process. To approve an NDA for a product, the FDA generally requires applicants to demonstrate the safety and efficacy of the product through successful completion of well-controlled clinical trials usually employing several hundred to a few thousand subjects. None of our other products are distributed under an NDA or ANDA approved by the FDA. However, the FDA may require us to conduct well-controlled clinical trials to establish the safety and efficacy of our prescription strength HQ products and to obtain an NDA to continue marketing our HQ products. See “Item 4. Information on the Company—B. Business Overview—The Skincare Market—Government Regulation—U.S. Regulation of Drug Products” for more information on potential FDA requirements. Nonetheless, we do conduct thorough testing of all of products, whether they are cosmetics, OTC drugs or prescription-strength products, to evaluate their safety and performance. Prior to launch, our products undergo several safety tests, including, but not limited to, human repeat insult patch tests, used to help predict the likelihood for induced allergic contact dermatitis, comedogenicity tests, to ensure the product does not clog pores, and cumulative irritation tests. In addition to these safety and tolerability studies, we have conducted more than 30 studies with the leading academic institutions and key independent experts in dermatology and aesthetic medicine for our products, including, but not limited to, the following:

Product	Study	Principal Investigator

Obagi Nu-Derm System (hydroquinone)	We have conducted 10 studies on our Nu-Derm System that included a total of over 500 patients with Fitzpatrick skin types I-IV to assess (a) how well the system addresses hyperpigmentation and photodamage; (b) how well the system works as compared to other skincare regimens; and (c) how well the system works when used in conjunction with other skincare solutions.	James H. Herndon, Jr., MD M.L. Sigler, PhD Marta I. Rendon, MD FAAD Michael Gold, MD Suzanne Bruce, MD David Pariser, MD Pearl Grimes, MD Joel Schelssinger, MD Mitchel P Goldman, MD Suzanne Bruce, MD

Obagi-C Rx System (hydroquinone)
We have conducted two studies on the Obagi-C Rx System, including (a) one that involved 30 patients to assess how well the system addresses photodamage and fine lines and wrinkles and (b) an in vitro study that evaluated how well the L-ascorbic acid in the system absorbs into and remains in the skin.
Suzanne Bruce, MD Paul A. Lehman, MSc

CLENZIderm System (OTC monograph for topical acne products)
We have conducted 3 studies on our CLENZIderm System that included a total of 90 patients to assess (a) how well the system addresses acne, (b) how well the solubilized BPO in the system enters skin follicles and (c) how well the system works as compared to other acne regimens.
Leonard Swinyer, MD Suzzanne Bruce, MD Mary C. Spellman
None of our HQ studies have reported serious adverse events (“SAEs”). A number of participants in the Obagi Nu-Derm System studies reported adverse events (“AEs”), which included dry skin, erythema (superficial reddening of the skin), pruritus (itchy skin) and skin exfoliation. No participants that received Obagi Nu-Derm discontinued any of the studies due to the occurrence of an AE. Specifically:
•In the Herdon Study, in which 71 participants of a total of 301 received Obagi Nu-Derm, there were no severe side effects, SAEs or AEs reported in the Obagi Nu-Derm arm of the study, however some participants experienced mild erythema, scaling, burning and itching.
•In the Rendon study, 21 of the 38 participants that received Obagi Nu-Derm reported AEs that were related to the trial material, with such AEs including moderate dry skin, redness, itching and peeling and one reported case of severe dryness and peeling. No SAEs were reported in this study.
•In the Grimes study, 3 of the 20 participants that received Obagi Nu-Derm reported AEs that were related to the trial material, with such AEs including 2 participants that experienced mild dry skin, redness, itching and peeling, and 1 participant that experienced moderate redness. No severe side effects or SAEs were reported in this study.
•In the Nu-Derm Botox study and Nu-Derm IPL study, some participants experienced transient dryness, redness and irritation, but by the end of the studies those levels had returned to baseline. No participants in these studies reported severe side effects and no SAEs were reported.
In the study assessing how the Obagi-C Rx System, our other HQ product, addressed photodamage, of the 30 participants, 16 reported in the first week AEs that were at least probably related to the trial material, including 5 reported cases of dryness, 2 redness, 2 peeling, 2 milia (tiny white bumps on the skin), 1 rash, 1 pruritus, 1 contact dermatitis and 1 burning session and 5 reported cases in the second week of dryness and peeling. No SAEs were reported in this study.
In the CLENZIderm studies, of the 55 participants in these studies, only one participant reported AEs of dryness and peeling. No SAEs were reported in these studies and no participants that received the CLENZIderm System discontinued any of the studies due to the occurrence of an AE.
We also help to demonstrate the craftsmanship of our formulas through stability tests, penetration studies, head-to-head comparative studies and consumer perception studies. We constantly seek new protocols and testing methods that analyze and demonstrate the power of our products. For example, Obagi-commissioned head-to-head studies have indicated the Obagi Nu-Derm System, Obagi Nu-Cil™ and Hydrate Luxe® products outperform competitors across certain key attributes and a consumer preference survey commissioned by Obagi in 2019 highlighted consumer preference for Obagi’s Professional-C Serum 20% over a leading competitor’s product. We continue to expand our collaborations with leading dermatologists and institutions to coordinate additional studies for new product uses and formulations. In alignment with our value of promoting and representing diversity and inclusion in skincare, Obagi was the first physician-dispensed skincare brand to design clinical research protocols to cover all six skin types across the Fitzpatrick scale. Today, we remain focused on that commitment to ensure we deliver on our promise of providing high-quality products for every stage of the skincare journey, no matter your age or skin tone.
As discussed above, products that are regulated solely as cosmetic products are not intended to have a pharmacological effect on the body, and our studies are not intended to suggest or establish such an effect for such products. Further, our studies are substantially smaller in scale (generally using over 30 but under 200 subjects) and rigor than FDA required studies, including only one phase of testing rather than the three phases typically required by the FDA. None of these studies have been used to support an application for marketing approval with the FDA or other similar regulatory authority. Consequently, they were not designed to fulfill the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority.
SKINCLUSION® Initiative
In May 2019, we launched our SKINCLUSION initiative, designed to elevate the global dialogue about diversity and how we can all make conscious choices to see the beauty in all our differences. Born from the insight that more than 70% of consumers do not see themselves represented in beauty marketing and advertising, we aimed to change the narrative. Leading with our conviction to provide transformative skincare for every face, everywhere, we built a communication platform to discuss why representation matters, show how lack of inclusivity stems from unconscious bias, and inspire other industry leaders to follow suit. Since then, we have continued to progress this initiative by incorporating more diversity in our model photography, our social media content, and our brand ambassadors. We champion new areas to represent diversity such as partnering with a woman who became the first model with Down syndrome to represent a skincare brand.
The campaign mirrors Obagi’s commitment to diversity and inclusion in all aspects of its business – from corporate culture to product development. With ambassadors ranging from celebrities and renowned dermatologists to a Down Syndrome advocate, role model and model, the global awareness initiative also includes donations supporting organizations like the International Cultural Diversity Organization and Project Implicit.
Sales and Marketing
Domestic
In the U.S., we sell our Obagi Medical systems and related products to physicians, including physicians on site at medical spas, through our direct sales force. The medical professionals we sell to then dispense our products in-office, directly to their patients, a distribution method commonly referred to as the “physician-dispensed” channel. We also sell the Skintrinsiq device through the physician-dispensed channel as well as to licensed aestheticians. We believe that the physician-dispensed distribution model ultimately results in higher patient satisfaction because it is better suited to the provision of system-based skin care than traditional distribution channels. Our physician customer base consists primarily of plastic surgeons and dermatologists, but also includes physicians from other practice areas, such as general practice, family practice, internal medicine, dental and OBGYNs who are adding skin care to their practices.

As of December 31, 2022, we had a large healthcare professional account base consisting of more than 5,000 active medical provider accounts, and estimate there are approximately 6,100 licensed physicians, resulting in broad distribution of Obagi products in the majority of dispensing aesthetic clinics. Our sales and marketing team consisted of 128 sales, marketing and education specialists, including 85 dedicated sales representatives and managers, as of December 31, 2022. In addition to providing our accounts with products, we also offer turn-key practice building programs and patient events to help these physicians grow their practices, as well as in-office materials on our products for their patients.
All of the Obagi products for the physician-dispensed channel are sold through the Physician Channel Provider, which purchases products from us to maintain a sufficient inventory for this channel and operates and manages the ordering portal for our physician customers, receives and fulfills orders, and provides customer service functions (including call center services), processes product returns, runs customer credit checks, and offers invoicing, and collection, accounts receivable and chargeback services. Although the Physician Channel Provider is considered to be our customer as they purchase products from us for physicians and customers who purchase products from us on our e-commerce platform, we maintain control of the product inventory in their warehouse and manage the relationship with the end customer until immediately prior to their sale and do not recognize revenue for sales to the Physician Channel Provider until sell through to the end customer. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and “Item 8. Financial Information—Note 2. Restatement and Reclassifications” for more information on the recognition of revenue from the Physician Channel Provider.
In 2018, we launched a collaboration with Massage Envy to carry select Obagi Medical products throughout their national franchised spas, including our larger professional sized products for facial services offered at the spas.
We also sell Obagi Clinical products to consumers via e-commerce platforms through our online store at www.obagi.com as well as on www.amazon.com and through Target’s online store at www.target.com as well as a number of other e-retailers and distributors and we intend to increasingly develop this sales channel to capture additional margin opportunities.
The North American market accounted for 61.3%, 60.3%, 55.5% and 67.8% of our net revenue for the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and 2020 Predecessor Period, respectively.
International
International markets accounted for approximately 36.5%, 35.6%, 40.5% and 25.9% of our net revenue for the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and 2020 Predecessor Period, respectively. We address international markets through 26 international distribution partners that have sales and marketing activities in over 65 countries outside of the U.S., and a trademark and know-how license agreement and a license distribution agreement for the retail drug store channel in Japan. We target distribution partners who are capable and willing to mirror our sales and distribution model in the U.S. and who have an established business and reputation with physicians. The products that we sell internationally are generally the same formulations as those sold in the U.S.; however, in some instances, formulations have been modified to comply with the regulatory requirements of certain countries, particularly in the U.K., Europe and Asia. These distributors use a model similar to our business model in the U.S., addressing their territories through direct sales representatives who sell to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. Our distribution agreements typically grant distributors the right to distribute and sell our products to licensed medical professionals and skincare clinics within a specified territory, require them to purchase a specified minimum amount of our products each year and have a term of two to five years.
Similar to our domestic sales channels, we intend to increasingly develop our online and e-commerce distribution channels and generally reserve the rights to distribute our products through other channels and e-commerce in such territories.
Although we have a broad base of international distributors, our SA Distributor historically accounted for a significant portion of Obagi’s net revenue for the 2022 Successor Period, 2022 Predecessor Period and 2021 Predecessor Period. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and “Item 8. Financial Information—Note 2. Restatement and Reclassifications” for more information regarding net revenue from Obagi’s SA Distributor. Obagi’s agreement with the SA Distributor granted the SA Distributor a non-exclusive right to distribute our products in Vietnam and South Korea, contained minimum purchase requirements and had a term that expired on December 31, 2026. In January and October 2022, we executed amendments with the SA Distributor to, among other things, expand the countries within Southeast Asia in which it may distribute Obagi products. In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated the Vietnam Purchase Agreement, pursuant to which, among other terms, Obagi acquired certain assets of Obagi Vietnam from the SA Distributor and, in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, an indirect subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provides the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve-month period ending on December 31, 2026, subject to setoff for any owed obligations. We currently do not anticipate that any such earnout payment shall be payable. The SA Distributor does not currently have any active participation in the Obagi Vietnam business other than as a silent shareholder. Due to non-performance by the SA Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to further restructure the business of Obagi Vietnam by hiring a new local management, finance and sales teams to replace the previous SA Distributor team, entering into new online and offline distribution agreements with reputable partners and re-applying for all product registrations, which were obtained in June 2023.
We intend to continue expanding our international presence in key locations, such as Asia, Europe and South America, by entering into strategic relationships or building our own distribution structure. We believe that there is potential for significant sales growth of our products in international markets, particularly in Southeast Asia, Europe and Brazil, due to cultural emphasis on overall skin health and appearance, and the continued development and acceptance of surgical and non-surgical cosmetic procedures throughout many countries of the world.
Licensing
In Japan, we built an alternative model to build a presence and brand awareness for our products. For example, in Japan we launched a formal long-term relationship by entering into a Trademark and Know-How License Agreement with Rohto to market and sell products in Japan using the Obagi brand name. Under our current agreement, Rohto is licensed to manufacture and sell a series of OTC and cosmetic products developed by it under the Obagi brand name in the Japanese drug store channel, for which it pays us a license fee. In 2008, we expanded that relationship to provide for collaboration on the development of new products and to pursue the higher end department store channel in Japan. Our strategic partner in Japan has engaged in aggressive direct-to-consumer advertising, which we believe has raised consumer demand in Japan, creating greater brand awareness in the physician channel to the benefit of our core prescription lines. In April 2019, we entered into a Distribution and Supply Agreement with Rohto that gave us the exclusive right to sell their Obagi branded products in the cross-border e-commerce channel in the PRC, which agreement was assigned to Obagi Hong Kong in connection with the Business Combination.
Concurrently with the Business Combination, on the Closing Date we entered into an Intellectual Property License Agreement (the “IP License Agreement”) and Global Supply Services Agreement (the “Supply Agreement”) with Obagi Hong Kong for the sale of Obagi products throughout the China Region. Under these agreements, we will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), Obagi products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong will purchase such products, with the exclusive right to distribute and sell such products in the China Region. In return, Obagi Hong Kong will pay us a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of these related party transactions.
We will continue to look for credible partners to address new geographies, and to evaluate alternative channel opportunities in Japan and other countries to drive brand awareness and accelerate overall market penetration.
Strategic Initiatives for Driving Growth
Our ambition is to be the top dermo credentialed brand in the world, driving strong growth through channel and geographic diversification. Obagi plans to focus on three key initiatives to achieve this goal:
•Brand Expansion—We plan to continue building upon the highly respected reputation of the Obagi brand. We see significant market opportunity to build broad brand awareness in consumer segments beyond those who receive their skincare from healthcare professionals. In July 2021, we launched the Skintrinsiq device for use in spas as well as medical offices. We have also experienced positive sales increases following the endorsement of our products by celebrities and popular publications. In particular, we recognize the opportunity to reach a younger consumer base that is increasingly interested in clinically proven skincare products. Complementary to these efforts, we are engaging in efforts to enhance our brands’ aesthetic appeal by refreshing our packaging and in-clinic merchandising.

•Channel Expansion—While we continue undertaking significant efforts to further our market penetration within the physician-dispensed channel, we intend to also focus on continuing to implement our omni-channel strategy to expand our distribution beyond this market segment. In December 2020, in tandem with the redesign of our own website, we launched our first e-commerce store to enable us to sell our Obagi Medical OTC and cosmetic products directly to consumers through www.obagi.com. We see particular adjacent opportunity in the spa channel, where consumer demand for medical grade skin solutions has increased. In 2018, we launched a collaboration with Massage Envy to carry select Obagi Medical products throughout their national franchised spas, including our professionally sized products for facial services offered at the spas. We have launched the Skintrinsiq device in several practices as of December 31, 2022, with 73% of our aesthetic practice partners and 80% of initial consumers recommending the device treatments.
•International Growth—Finally, we intend to continue expanding our international presence. As we continue to enhance our own U.S. online web store, we plan to build and execute a global e-commerce strategy that will enable us to reach consumers in several international markets, including some in which we may not have a distribution partner. At the same time, we will focus on growing our network of third-party distributors in key large international markets, such as Europe, Brazil, Southeast Asia and the Middle East, or expanding through the acquisition of distributors, such as our acquisition of Obagi Vietnam from the SA Distributor, and building out our own sales infrastructure to distribute products directly into new geographic areas such as Southeast Asia. We also plan to drive distribution of our products through strategic relationships in other countries, including Japan and China.
Competitive Strengths
We believe we are well-positioned to achieve our strategic initiatives as a result of the following competitive strengths:
•Market leading brand—Obagi has been a leader in the physician-dispensed market from inception, being one of the first companies to offer skincare products in the physician-dispensed market over 30 years ago. Recent ratings from an industry source rank Obagi as being particularly well regarded by physicians for our marketing and innovation, customer service and education among large brands in the physician-dispensed market.
•Robust portfolio of high-quality, innovative products—Our product portfolio currently consists of over 200 products. While some of the competitors in the skincare market also offer a broad spectrum of products, only one other competitor offers both prescription strength and non-prescription products. In addition, many competitors in our primary market, physician-dispensed, generally have more narrowly focused offerings, addressing only targeted skincare problems, while our portfolio addresses all of the most common visible skin disorders.
•Diversified, omni-channel market with global geographic coverage—We believe that our diversified, omni-channel strategy gives us a competitive advantage over many skincare companies that choose to focus only on the physician-dispensed market. By offering a skincare line developed specifically for physicians as well a device that can also be used in the spa and wellness channels, we believe we are able to expand our brand recognition and meet the consumer where they are in their skincare journeys. In addition, our global breadth into over 65 countries positions us well to achieve worldwide brand recognition. Our strategic relationship with Rohto and agreements with Obagi Hong Kong allow us to penetrate the markets in Japan and China, as well as the development of our operations in Vietnam through the acquisition of Obagi Vietnam from the SA Distributor and build out of a direct sales infrastructure in Southeast Asia, which represents a large growing market for skincare, and we intend to continue expanding our network of distributors and strategic partners.
•Specialized and efficient global sales force—Our domestic internal sales force of 128 professional representatives and education specialists as of December 31, 2022 allows us to develop close relationships with the physicians who dispense our products throughout the U.S. In addition, our global sales force consists of 26 international distributors who sell our products in over 65 countries throughout the world. We believe the breadth and experience of our internal and global sales network provide us with a competitive advantage.
Competition
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and/or distribution channels, attempt to penetrate existing markets with new products and expand into new distribution channels. Our principal competitors are large, well established companies in the fields of pharmaceuticals, cosmetics, medical devices and health care. Our largest direct competitors include SkinCeuticals and Skinbetter Science, divisions of L’Oréal S.A., SkinMedica, Inc., a division of Allergan, Inc., ZO Skin Health, and PCA Skin and EltaMD, each a division of

Colgate-Palmolive. Our indirect competitors for Obagi Medical® products sell skin care products directly to consumers, and generally consist of large well known cosmetic companies, including, but not limited to, La Roche-Posay, Dermalogica, Murad and dermatologist backed brands, such as Dr. Dennis Gross. Our Obagi Clinical line competes with Eucerin, La Roche Posay and Vichy in Southeast Asia markets. We also face competition from medical device companies offering products to physicians, aestheticians and spa and wellness centers that are used in facial treatments.
Competitive factors in our market include:
•product efficacy, uniqueness, quality, reliability of performance and convenience of use;
•brand awareness and recognition;
•breadth of product offerings;
•sales and marketing capabilities and methods of distribution;
•resources devoted to product education and technical support;
•speed of introducing new competitive products and existing product upgrades; and
•cost-effectiveness.
We face and will continue to face intense competition. A number of our competitors have greater research and development and marketing capabilities, more diverse distribution channels and greater financial resources than we do. These competitors may have developed, or could in the future develop, new technologies that compete with our products or render our products obsolete. We are also likely to encounter increased competition as we enter new markets and as we attempt to further penetrate existing markets.
Manufacturing
We currently outsource all our product manufacturing to third-party CMOs. We have two or more qualified CMOs for some of our key products, however, certain products, including some of our sun protection products, are currently supplied by a single source. The termination of our agreement with a single source supplier or any loss or disruption of services under such agreement could be difficult for us to replace upon the same favorable terms. The transfer of technology required to begin using a new CMO is also a lengthy process, which can take six to 18 months to achieve. We believe our manufacturing processes provide us with a competitive advantage, which we have developed through years of experience formulating skin care products. For all of our proprietary product concepts, we believe we own the related manufacturing processes, methods and formulations.
In the U.S., we use FDA-compliant CMOs who specialize in the manufacture of prescription and OTC pharmaceutical and/or cosmetic products. The CMOs manufacture products pursuant to our specifications. All of our CMOs are required by law to comply with cGMPs. We require all CMOs with whom we have agreements to represent and warrant to us that the products they produce for us are made in accordance with cGMPs, including documentation, recordkeeping, building and facility design, equipment maintenance and personnel requirements. We pre-qualify and continually monitor our CMOs for quality and compliance. We also require documentation of compliance and quality from those CMOs for whom we act as representative in connection with the promotion and sale of their products.
Bausch Health, which formerly owned the business of Obagi, is our only supplier and manufacturer of tretinoin. We have a contract with Bausch Health that has an initial termination date in 2027. While there are several other manufacturers of generic tretinoin, the termination of this agreement or any loss of services under the agreement could be difficult for us to replace upon the same or similar favorable terms.
In October 2020, we entered into development and production agreement with Theravant, Inc., under which Theravant has agreed to work collaboratively with us to develop and manufacture the Skintrinsiq device exclusively for Obagi. We serve as the exclusive distributor of the device under the agreement. The term of the agreement expires at the end of December 2024.
Intellectual Property
The design of our systems and products is generally proprietary to us, and we hold approximately 80 provisional and issued patents worldwide for the composition of many of these products. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business when appropriate. We also rely on trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.
We have pursued an aggressive trademark registration policy aimed at achieving brand recognition and product differentiation in the market. We own over 1,000 U.S. and foreign trademark registrations and applications and common law marks.
We have also acquired rights to market, distribute, sell and, in some cases, make products pursuant to license agreements with other third parties that grant us the right to use the product formulas, trademarks and other trade secrets; these agreements do not include products that have underlying patents. For instance, in December 2016, Obagi entered into an exclusive license and distribution agreement with Nextcell Medical Company, under which we have the exclusive right to market, sell and distribute the SUZANOBAGIMD line of products in the U.S. and all U.S. territories. The term of the agreement expires at the end of January 2024 and we are currently negotiating an extention of that agreement.
In April 2021, we entered into a master supply and distribution agreement with Maxey Cosmetics LLC (“Maxey”), under which we purchase our Obagi Nu-Cil™ products from Maxey and have been granted the right to market, sell and distribute them throughout the world, with such right being (i) exclusive in Asia and (ii) shared with Maxey, which is permitted to sell similar products under its own brand name, through any of its current distribution channels (except for certain specified major cosmetic retail outlets) in the U.S., Europe, Africa and the Middle East. The agreement has an initial term through April 2026.
Employees
At Obagi, we are committed to hiring and nurturing diverse talent and believe this is one of the keys to our current and future success. More than 20% of our employee base identifies as BIPOC. Additionally, our leadership team consists of a diverse group of professionals, over 60% of whom are women, dedicated to promoting inclusivity.
The team has built a culture that combines a fast moving and outcome-oriented mindset with a tight knit sense of community, winning both a Top Workplaces USA Award and a Top Workplace Led by Women Award in 2022. Obagi is mindful of diversity during the recruiting and retaining process and believes that diversity is key to its culture and long-term success, with 84% of our employee base being women. As of December 31, 2022, we had 187 employees. Our employees include 125 in sales and marketing, 17 in research, development and quality control, 25 in operations and distribution and 20 in administrative functions. Our employees are all non-unionized, and we believe our relations with our employees are good.
Properties
Obagi’s corporate headquarters were located in Long Beach, California until September 2022, when we temporarily moved our headquarters to Houston, Texas. In January 2024, Obagi will relocate its headquarters back to its Long Beach offices, where it occupies facilities totaling approximately 28,300 rentable square feet under a lease that expires in June 2026. In September 2022, we temporarily relocated our headquarters to The Woodlands, Texas, where we rent approximately 16,460 square feet of additional office space under a lease that will expire in July 2032. We have entered into a sublease for this space for when we relocate that will run through December 2025. We also lease warehouse facilities located in Conroe, Texas under a lease that will expire in February 2031 and plan to sublease those facilities as well. The warehouse space includes approximately 35,000 square feet of warehouse space and 4,200 square feet of office space. We use our office spaces primarily for our management, research and development, sales, marketing, operations, finance, legal, human resources and general administrative teams. We believe that our Long Beach office space is adequate for our current needs and should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.
Government Regulation
Obagi products are subject to regulation by the FDA the FTC and comparable state, local and foreign regulatory authorities and, over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. These laws and regulations govern, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, disposal, record-keeping, promotion, advertising, distribution, marketing, export and import of drugs and cosmetic products. Noncompliance with applicable regulations could result in enforcement action by the FDA, FTC, or other regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
U.S. Regulation of Cosmetics Products
The majority of our products are cosmetics. The FDCA defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, and other laws and regulations. Cosmetics are not subject to pre-market approval by the FDA; however certain ingredients, such as color additives, must be pre-approved for the specific intended use in the product and are subject to certain restrictions on their use. The FDA may, by regulation, require warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.
In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading. Moreover, cosmetics may not be marketed or labeled for their use in treating, preventing, mitigating, or curing diseases or other conditions or in affecting the structure or function of the body, as such claims would render the product to be a drug and subject to regulation as a drug. The FDA evaluates the “intended use” of a product to determine whether it is a drug, cosmetic product, or both. The FDA may also consider labeling claims in determining the intended use of a product. If the FDA considers label claims for cosmetic products to be claims affecting the structure or function of the human body, or intended for a disease condition, then such products may be regulated as “new drugs” within the meaning of the FDCA, meaning that such products would generally require premarket review and approval by the FDA to be legally marketed in the U.S. In addition to FDA requirements, state consumer protection laws and regulations can subject a cosmetics company to a range of requirements and theories of liability, including similar standards regarding false and misleading product claims, under which state enforcement or class- action lawsuits may be brought.
We market certain products, such chemical peels, as cosmetics, with the stronger peels sold only to licensed healthcare providers for professional use only. However, the FDA may disagree with our determination that these products do not require FDA premarket review and approval. Similar risks may apply in foreign jurisdictions. If any of our products we intend to sell as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products and to apply for pre-market approval of such products from the FDA.
Significant changes to the regulatory landscape for cosmetic products are anticipated for the coming years as a result of the enactment of MoCRA. Under MoCRA, companies will be obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. Companies will need to be in compliance with many of the new requirements no later than July 1, 2024. MoCRA requires the FDA to issue regulations governing cGMP for cosmetic manufacturers by December 2025 and additional labeling requirements are expected to go into effect in 2024. We already require all third-party CMOs who enter into agreements to produce our products to represent and warrant to us that the products are made in accordance with cGMPs, including documentation, recordkeeping, building and facility design, equipment maintenance and personnel requirements. We have written agreements in place with all such U.S. CMOs except one.
Our products are also subject to regulation by the CPSC under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban consumer products that fail to comply with applicable product safety laws, regulations and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

U.S. Regulation of Drug Products
In the U.S., the FDA regulates drugs under the FDCA and its implementing regulations. Our prescription-only products containing hydroquinone are regulated as drugs, however, to date, we have not sought or obtained required NDAs or other FDA approvals for these products. Based on the historical evolution of the legal and regulatory framework applicable to drugs in the U.S., the FDA acknowledges that there are some drugs on the market that lack required FDA approval for marketing. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without required approvals. In 2003, the FDA issued a Compliance Policy Guide, or CPG, which was finalized in 2006 and subsequently amended in 2011, in which the FDA announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. Under this policy, the FDA indicated that it intended to give higher priority to enforcement actions involving unapproved drug products in certain categories, including drugs with potential safety risks and ineffective dugs that could be used in lieu of effective treatments. Although this CPG was withdrawn and the drug safety initiative was terminated on the basis of a Federal Register notice in 2020, a subsequent Federal Register notice in May 2021 withdrew the prior notice terminating the program and the CPG, and the FDA indicated that it plans to continue to prioritize enforcement based on its existing general approach, which involves risk-based prioritization in light of all the facts of a given circumstance. We believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. To date, we have not received any communications from the FDA or any similar regulatory authorities regarding our Nu-Derm HQ or any other products and neither the FDA nor any other regulators have prohibited us from selling our prescription HQ products in the U.S. or in other jurisdictions. However, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products.
The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources, and generally involves the following:
•completion of preclinical laboratory tests, animal studies and formulation studies in accordance with the FDA’s Good Laboratory Practice requirements and other applicable regulations;
•submission to the FDA of an Investigational New Drug application requesting authorization from the FDA to administer an investigational biologic to humans which must become effective before human clinical trials may begin;
•approval by an independent Institutional Review Board or ethics committee at each clinical site before each trial may be initiated;
•performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCPs”), to establish the safety and efficacy of the proposed drug for its intended use. Clinical trials generally include the following:
•Phase 1: the product is initially introduced into healthy human subjects or patients with the target disease or condition to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
•Phase 2: the product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
•Phase 3: the product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.
•In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies, may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA, including:

•preparation of and submission to the FDA of an NDA after completion of all pivotal trials;
•a determination by the FDA within 60 days of its receipt of an NDA to file the application for review
•satisfactory completion of an FDA advisory committee review, if applicable;
•satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and
•FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the U.S.
Hatch-Waxman Act
Section 505(j) of the FDCA establishes an abbreviated approval process for a generic version of approved drug products through the submission of an ANDA. Certain of our products, including tretinoin products, are marketed pursuant to an ANDA held by Bausch Health. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product.
Over-the-Counter Drug Products
We currently market certain non-prescription drug products, including certain products that are intended to treat acne or be used as sunscreens, which are regulated as OTC drug products by the FDA. Certain OTC drug products are subject to regulation pursuant to the FDA’s “monographs,” which provide rules applicable to each therapeutic category of non-prescription drug, and establishes conditions, such as active ingredients, uses (indications), doses, labeling, and testing procedures, under which an OTC drug within that particular category may be GRASE, and therefore can be marketed without obtaining pre-market approval of an NDA or ANDA. To be legally marketed, among other things, OTC drug products marketed under an OTC monograph must be manufactured in compliance with the FDA’s cGMP requirements for drug products, and the failure to maintain compliance with these requirements could lead to FDA enforcement action. Moreover, a failure to comply with the OTC monograph requirements could lead the FDA to determine that the drug is not GRASE, and thus is a “new drug” requiring approval in accordance with the NDA process described above.
U.S. Regulation of Medical Devices
Medical devices are subject to extensive and rigorous regulation by the FDA and by other federal, state and local authorities. The Federal Food, Drug, and Cosmetic Act and related regulations govern the conditions of safety, efficacy, clearance, approval, manufacturing, quality system requirements, labeling, packaging, distribution, storage, recordkeeping, reporting, marketing, advertising, and promotion of medical devices. Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a 510(k) premarket notification or approval of a premarket approval application (a “PMA”). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls, which can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life- supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed. We believe that, based on its intended use, our Skintrinsiq device does not meet the FDCA’s definition of a medical device and have not sought FDA premarket review of this product. However, the FDA may disagree with our determination and subject the Skintrinsiq device to medical device regulations. Similar risks may apply in foreign jurisdictions where we market our products.

Foreign Government Regulation
A key part of the growth strategy for our Obagi Skincare business is to expand the sale of Obagi products in international markets. To market our products in many non-U.S. jurisdictions we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In some countries, we do not have to obtain prior regulatory approval but instead may need to comply with a notification system and/or do have to comply with other regulatory restrictions on the manufacture, importation, distribution, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. In several countries, we rely on distributors or other third parties to comply with and obtain any relevant approvals, licenses or registrations. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval and could be lengthy. For instance, in June 2022, the SA Distributor encountered a prolonged delay in obtaining required approvals from the drug administration in Vietnam, which prevented it from importing and selling our products into the country for an extended period of time. After the acquisition of Obagi Vietnam from the SA Distributor, Obagi Vietnam applied for and received the required approvals to distribute our products in that country in June 2023. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, many countries from time to time evaluate the regulatory status of various products and ingredients. We may not obtain foreign regulatory approvals on a timely basis, if at all, or may choose not to implement a country’s labeling requirements if to do so would have a negative impact on our international or domestic operations.
For additional information on the regulatory requirements related to our products, see “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks That Could Adversely Impact our Obagi Skincare Business—Changes in laws, regulations, enforcement trends in international markets could harm our business.”
Legal Proceedings
Obagi is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against Obagi which if adversely determined could have a material adverse effect on Obagi other than routine litigation arising in the ordinary course of business. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—Note 21. Subsequent Events” for more information on legal proceedings and investigations, including the SEC investigation, involving the Company.

Our “Clean” Makeup Segment: Milk
Our “clean” Makeup Segment consists of the Milk Makeup business. Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” the “company,” or “Milk Makeup” generally refer to Milk and its consolidated subsidiaries.
 Milk Makeup’s Dream and Mission
Our ambition at Milk is to build the top global makeup brand of the next generation. Our mission is to serve and empower our community to live their look by creating effective, easy to use, vegan, clean cruelty-free beauty products.
Company Overview
Milk Makeup is a leading, award-winning clean prestige makeup brand with unique products, a strong following among Gen-Z consumers and an emerging global presence.
We believe that our inclusive brand values, “clean” product philosophy (see “Item 4. Information on the Company—B. Business Overview—Values and Commitments—‘Clean’ Products”) and commitments to sustainability and philanthropy are at the zeitgeist of what will motivate the next generation of beauty consumers around the world. These values and product attributes will only become more relevant over time. We believe that our ability to authentically connect with youth culture while developing unique, effective and easy to use products that are also 100% vegan, clean and cruelty-free sets us apart from other brands.
Milk Makeup was launched in 2016 with the goal of building a global movement to challenge and broaden the definition of beauty. Community and self-expression are at the heart of everything we do. We believe that it’s not how you wear your makeup, it’s what you do in it that matters. This ethos is captured in our brand signature, “Live Your Look.” All aspects of the brand are designed in-house at our downtown NYC home.
In 2022, Milk was the #2 clean brand in Sephora in the U.S., with our Hydro Grip face primer and Lip + Cheek as category leading best-sellers. We are a “hybrid” brand, offering an innovative selection of both makeup and skincare products. This allows us to play a broader role in our community’s beauty routine and also positions us for expansion into new categories both within and outside of makeup and skincare. Our other top products include Matte Bronzer, Hydro Grip Set + Refresh Spray, Kush Mascara, Kush Brow and Pore Eclipse Primer. We currently have strong positions within Sephora in the primer, mascara, blush and bronzer categories. We believe we have opportunities in large segments of the cosmetics market such as foundation, concealer, brow, liner and lip color. Outside of cosmetics, we believe that we have untapped opportunities in skincare and potentially other categories such as haircare, fragrance, bath and shower which, as illustrated in the chart below, are significant markets. We believe that Milk Makeup has the ability to build a premier cross-category beauty brand.
_______________________
Source: Euromonitor International; Beauty & Personal Care, 2022 ed, retail value sales, current prices, 2021 fixed ex rates.
The brand is currently distributed online via www.milkmakeup.com, in omni-channel retail through Sephora (in the U.S. (including Sephora at Kohl’s), Canada, EU, Middle East and Australia), on Amazon, in the U.K. at Sephora, Space NK and online at Cult Beauty and ASOS and cross-border to China through SuperOrdinary. We have opportunities to accelerate within our existing footprint and grow in both new channels and regions.
Milk Makeup is anchored by a strong community with significant room for growth as awareness and distribution continue to build. As of November 2023, Milk Makeup had 2,300,000 followers on Instagram, 13,500,000 likes and 945,000,000 hash-tagged video views on TikTok, 1,320,000 monthly views on Pinterest, 108,000 followers on Facebook, 88,000 subscribers on YouTube and 64,000 followers on X (formerly known as Twitter).
We have strong awareness among Gen-Z with opportunities to build across all other age groups. According to a July-August 2022 survey conducted by Sephora of female participants aged 16-64 who have purchased beauty products for themselves in the past three months, Milk Makeup has 84% awareness among “Gen-Z” participants, 78% awareness among “Millennial” participants, 70% awareness among “Gen-X” participants and 47% awareness among “Boomer” participants. This awareness and resonance with the younger core audience is a key strength of the brand and, we believe, a key differentiator from the large legacy brands. Our plan is to continuously renew relevance with our younger core demographic while expanding into more mature demographics, who tend to have higher disposable income, through awareness building and product storytelling. This will create strong future growth potential for the brand.
Milk Makeup’s strategy to building a top clean make-up brand of the new generation
Our strategy is based on three goals:
•Grow our consumer base: drive more awareness and trial of our products by reinvesting in operational efficiencies, increasing marketing spend and leveraging our owned ecosystem to increase awareness, trial and topline growth. Additionally, we plan to broaden our brand footprint to recruit more Millennials while continuing to build on our strong position with Gen-Z consumers.
•Brand expansion: expand our make-up assortment and enter into new sub- categories by accelerating and scaling product innovation and building on hero products to create category champions (products in the top 5 of their respective categories) with global resonance. We plan to continue evolving our margin by optimizing our hero product lines and focusing on higher margin products.

•Internationalize: build global brand awareness by continuing to utilize, strengthen and maximize our distribution relationship throughout the Sephora ecosystem, while expanding our presence in key markets, such as the UK and Latin America, leveraging our brand success to develop a highly efficient international and direct-to-consumer model.
Industry Overview
Milk Makeup operates within a subsector of the cosmetics industry known as color cosmetics. The global color cosmetics market is valued at approximately $66.0 billion with an expected compound annual growth rate (“CAGR”) of 7.0% from 2021 to 2023.
The cosmetics industry is comprised primarily of face makeup, eye makeup, lip products, nail products and cosmetics sets/kits. According to industry sources, global sales of face makeup were $24.0 billion in 2020. Cosmetics sets/kits are combinations of products that are packaged together and often offered with a promotional incentive relative to buying the products separately.
The cosmetics industry is large and fragmented. There are established multi-national competitors such as Unilever P.L.C., Coty Inc., L’Oréal S.A., The Estée Lauder Companies, Inc., P&G, Revlon Inc., Shiseido Company, Limited, Puig and e.l.f, Beauty Inc., in addition to independent companies such as Rare Beauty, Anastasia Beverly Hills, Pat McGrath Labs, Huda Beauty, Ilia, Kosas, Saie,Tower 28 and Forma.
We believe there is a clear opportunity for Milk Makeup to gain share within this market. We believe that our advantage lies in our ability to build a strong community, our agility in responding to emerging trends and speed to market, as well as our ability to connect deeply with and meet the needs of the next generation of consumers. In addition, we believe that many of the barriers to entry that previously prevented younger brands from gaining scale, such as the need to have robust research and development capabilities, heavy traditional media investment and broad distribution are no longer critical to succeeding in the market today due to the availability of high quality third-party CMOs, the strength of social media in driving awareness and relevance, and the weight of e-commerce within beauty and the consumer’s desire for high performance products and a premium brand experience.
Product Overview
Milk Makeup offers an exciting portfolio of over 330 makeup and skincare SKUs. We currently have bestselling products at Sephora in the U.S. in the primer and mascara categories with our Hydro Grip primer and Lip + Cheek. We also have strong positions in the bronzer category with Matte Bronzer, mascara category with Kush Mascara and brow category with Kush Brow, and the showcasing the versatility of the brand. These products are part of a $5.0 billion prestige color cosmetics category in the U.S. alone, much of which we have yet to truly address. We currently have limited offerings in the foundation and concealer categories as well as brow, liner, eyeshadow and lip color. We also believe that we can expand further into other beauty categories such as skincare, haircare, bath/shower and fragrance. The chart below highlights the market breakdown and demonstrates where we have both existing strengths and future opportunities.
_______________________

(1)Market sizes reflect 2021E data for the U.S. market; Euromonitor International; Beauty & Personal Care and Color Cosmetics in the U.S., 2022ed, retail value sales, current prices, 2021 fixed ex rates.
(2)Areas where management believes product offering expansions or introduction of new categories are possible.
(3)Primer refers to EMI’s category BB/CC creams and skin tints refers to EMI’s premium foundation/ concealer.
Beyond strong rankings, our products have won multiple prestigious awards including the 2023 Cosmopolitan Reader’s Choice Beauty Award; Sculpt Stick, which won the 2023 Allure Best of Beauty Award; Pore Eclipse Matte Setting Spray, which won both the 2023 Allure Best of Beauty Award and the 2023 Elle Canada/Quebec Beauty Grand Prix Award; Future Fluid All Over Cream Concealer, which won the 2023 Cosmopolitan Holy Grail Award and the 2023 Elle Canada/Quebec Beauty Grand Prix Award; and Kush Brow Lamination Gel, which won the 2023 Cosmopolitan Beauty Award.
Sales and Distribution Strategy
Milk Makeup has had a strong exclusive relationship with Sephora covering most markets, including the U.S., Canada, Europe, the Middle East, Australia and New Zealand. This has allowed the Milk Makeup brand to quickly rise within the category ranks through exceptional launch support and visibility both in-store and online. In a crowded and fragmented market, our partnership with Sephora has allowed us to break through despite limited marketing spend. Selling through Sephora has also allowed us to internationalize efficiently due to the synergies within the Sephora ecosystem in terms of common management, terms, and merchandising.
Milk Makeup has an established distribution footprint across Sephora North America. In 2019, Milk Makeup began expanding internationally into Cult Beauty and Sephora Europe, then in 2020 into Sephora Middle East, Selfridges and cross-border into China, and finally in 2021 into Sephora Australia and New Zealand. We believe that we have significant opportunities to increase our sales within our existing footprint, including gains in productivity and distribution expansion, such as Sephora at Kohl’s, while expanding into high growth international markets such as India. For the 2022 Successor Period, Milk Makeup’s international retail revenue accounted for a substantial portion of its total net revenue.
Milk Makeup has entered into distribution or vendor agreements with Sephora North America, Sephora Canada, Sephora Middle East and Sephora Australia and New Zealand. Pursuant to those agreements, we grant Sephora the exclusive right to import and distribute our selected products within the territories described in the agreements. In addition, those agreements contain a term of exclusivity of up to three years, which can be automatically renewed by either party. Each of these agreements can be terminated without penalty by either party by giving advance written notice to the other party. None of our agreements with Sephora contain any minimum purchase requirements. In early 2023, Milk entered into new amendments with respect to the Sephora agreements that updated certain terms and extended the exclusivity of the Milk brand with Sephora through 2024 in certain of the above regions.
As of November 2023, Milk Makeup was present in approximately 1,400 Sephora locations in the U.S. and 100 in Canada, including Sephora inside JCPenney and Sephora at Kohl’s locations. In Europe, Milk Makeup was present through Sephora in France, Germany, Spain, Sweden, Denmark, Italy, Poland, Portugal, Switzerland, Greece, the Czech Republic and the Balkans and Turkey.
Our e-commerce site, www.milkmakeup.com, is a direct-to-consumer, platform that currently ships across the U.S. For the three months ended December 31, 2022, milkmakeup.com accounted for an insignificant portion of our net revenue, and Milk Makeup management currently expects this to increase substantially by 2025 as a percent of overall net sales.
We are actively gauging other e-commerce expansion opportunities across other regions and exploring other channels.
Competition
Our main competitors are Unilever P.L.C., Coty Inc., e.l.f. Beauty Inc., L’Oréal S.A., LVMH Moet Hennessy Louis Vuitton SE, The Estée Lauder Companies Inc., P&G, Revlon Inc. and Shiseido Company, Limited. These companies own both legacy brands as well as younger previously independent brands. Milk Makeup also competes directly with privately held brands, including Pat McGrath Labs, Ilia, Kosas, Rare Beauty, Anastasia Beverly Hills, Huda Beauty, Forma, Saie, Tarte and Tower 28. Ilia, Saie, Kosas and Tarte, which are also clean beauty brands and have partnerships with Sephora, are the key competitors of Milk Makeup. Among other areas, Milk Makeup believes that it competes against other cosmetics brands on price, quality of products and packaging, perceived value, innovation, in-store presence and visibility, and e-commerce and mobile commerce initiatives. Milk Makeup is focused on expanding its market share in the color cosmetics industry and continuing to be a leader in clean make-up.
Competitive Strengths
Authentic Brand with Innovative, Iconic Products
Milk Makeup is an authentic, culturally relevant brand with an impactful message of empowering our community to live their look and offering effective, vegan, clean, easy-to-use products. Our cruelty-free, globally compliant formulas allow diverse consumers to experiment with their color and find a look that they truly love. Milk Makeup products are designed to have unique and innovative packaging, formula and delivery systems and have proven to have strong market retention and growth, even in an industry that is constantly evolving. We believe that the desire for shared values and effective, clean products will only grow and will position our brand for considerable future growth.
Engaged, Desirable Community

Our community is the heart, soul and inspiration of our brand and a key point of differentiation, both in terms of our ability to resonate with the younger demographic and our content and community capabilities in social media. Our community has been built organically, with fans and users advocating for our brand and products across various social media platforms and introducing others to our products. Since launching, Milk Makeup has built an impressive, inclusive and diverse social media presence, with 2,300,000 followers on Instagram, 13,500,000 likes and 945,000,000 hash-tagged video views on TikTok. 1,320,000 monthly views on Pinterest, 108,000 followers on Facebook, 88,000 subscribers on YouTube and 64,000 followers on X (formerly known as Twitter) as of November 2023. These accounts keep our community engaged with the brand, alert them to new product offerings and allow us to interact directly with our consumers, monitoring any feedback they may have and adjusting our content and investments in accordance. In an age where social media and influencer marketing provide tangible results, we believe that our unique and engaged social media presence provides a competitive edge.
Established Domestic Omni-Channel Platform with Proof Points Internationally
In the U.S., Milk Makeup has a leading market position among clean brands in Sephora and a burgeoning direct-to-consumer presence through milkmakeup.com. We also have a growing retail presence across Europe, the Middle East,

Australia, New Zealand and the U.K. We have plans to continue the aggressive expansion of our international footprint. We believe there is considerable opportunity to further increase penetration across all of the markets in which we are currently competing while entering large untapped markets including Brazil, Mexico and South Asia. Currently, outside of North America, international retail sales of Milk Makeup are highly diversified. For the 2022 Successor Period, Milk Makeup’s international revenue accounted for a significant portion of its total revenue.
Strong Historical Sales Growth with Potential for Future Growth and Gross Margin Expansion
Milk Makeup historically has experienced strong, double-digit yearly growth in net revenue, including during the years ended December 31, 2022, 2021 and 2020, while improving product margins. We plan to execute margin expansion initiatives, including boosting direct-to-consumer sales and introducing higher margin products. See “Item 4. Information on the Company—Growth Opportunities— Improve Operational Efficiency and Profitability” for details.
Growth Opportunities
Grow Customer Base and Brand Awareness
Milk Makeup has a significant opportunity to increase our customer base and drive higher brand awareness and first purchase as consumers become more educated about our high-quality product offering and strong values around inclusivity and social responsibility. Put into context in terms of ranking, Milk Makeup is one of the top 15 makeup brands today within Sephora U.S. and we believe we can become a strong top 10 brand. Incremental opportunities also exist with Milk Makeup’s other retail partners such as Cult Beauty and at new potential retailers.
We have several strategic initiatives to drive brand awareness. We plan to leverage the strength of our current media ecosystem (for which we were recognized with multiple awards from various publications) and reinvest in operational efficiencies to increase and improve marketing spend behind further expanding reach. Further, we plan to create collaborations with non-beauty brands to broaden our reach and increase brand appeal to new audiences. These efforts have the ultimate aim of attracting new Millennial customers while building upon the existing resonance with Gen-Z customers.
Accelerate Direct-to-Consumer Channel
To build and accelerate a substantial direct-to-consumer business, Milk Makeup has undertaken several initiatives that we believe will drive increased reach and improved repeat purchase rates and marketing efficiency. These strategic developments will also position the business with a diversified sales mix between e-commerce and retail sales channels. Our core direct-to-consumer initiatives include technological improvements (including website enhancement), optimization of the marketing funnel, development of the e-commerce team, rollout of direct-to-consumer exclusive offerings and building out operations to expand into new markets. We also plan to leverage the Waldencast platform and e-commerce expertise to further accelerate our direct-to-consumer growth.
Expand Distribution to New Geographies and, Over Time, Potential New Retailers Domestically and Internationally
We believe there are several large and meaningful potential retail partnerships in international markets for us to pursue. As compared to our current 100% Sephora door penetration in North America, we have less than 50% door penetration in Sephora stores located in Europe, the Middle East and Australia/New Zealand and have not yet entered Sephora Asia, or Latin America. Entering more Sephora doors internationally and enhancing this key relationship is a significant focus area. Further, Milk Makeup can potentially expand upon our Sephora European brick-and-mortar presence to address untapped opportunities with new channels. New market opportunities also exist for our direct-to-consumer platform, as currently milkmakeup.com only ships products in the U.S. In alignment with our strategy to drive brand awareness, we plan to develop international capabilities that will allow us to service international markets over time. Finally, we have opportunities to expand our retail distribution network over time.
Extend Product Offerings
Milk Makeup plans to leverage our relevance and appeal to introduce new offerings in our product portfolio that both build on existing category strengths such as primer and mascara while addressing new categories. As previously noted, we have established positions in Mascara, Primer, Blush and Bronzer, but also significant opportunity to enter into other categories such as foundation/concealer, lash and brow, lip color and eyeshadow. Further, we are exploring expanding further into skincare and possibly entering other categories such as haircare, body, bath and shower and Fragrance over time. Currently, our product portfolio consists of over 330 SKUs.
Improve Operational Efficiency and Profitability
As our clean makeup business gains scale, there are several initiatives in place to drive improved operational efficiency and profitability. Our new cost-of-goods-sold framework, featuring annual negotiations and value analysis on hero SKUs as well as gross margin targets for new products, will facilitate gross margin expansion. Other strategic tactics include annual price increases on key SKUs, further expansion into higher margin categories (complexion and skincare) and an evolving channel mix that is more accretive. To help address rising operating costs, Milk Makeup will continue to undergo forecasting and supply chain optimization projects. With these key developments, we believe that we can continue to scale rapidly and profitably. While the global supply chain disruption is impacting the overall market, we have taken a proactive approach to protect ourselves including increasing stock coverage on our hero products.
Leverage Favorable Industry Tailwinds
Milk Makeup is well-positioned to capitalize on strong and favorable industry tailwinds. With consumer desires shifting towards quality clean, natural and vegan products, over price considerations, we believe that our brand position as an authentic and innovative provider of vegan, clean, cruelty-free products provides us an advantage in addressing these evolving customer dynamics. Additionally, in accordance with broader consumer sentiment focusing on environmental and other environmental, social and governance (“ESG”) concerns, we constantly evaluate our packaging for more sustainable options, further reinforcing our credibility as a desirable brand for consumers searching for those attributes. We believe that these consumer desires will only increase over time and that they will help to propel our business as we scale globally.
Values and Commitments
We believe that a key strength and point of differentiation for us with our community are our shared values and the commitments that we have made to uphold them. Strong ESG scores and values are table stakes for young consumers and mandatory for modern brands. These are present in everything that we do.
“Clean” Products
From day one, we have always strived to create breakthrough, effective products that are also clean, vegan and cruelty-free. When we launched, we called our product ethos “cool, clean beauty that works.” At Milk Makeup, we use the word “clean” to describe how we formulate our products. We define “clean” using the following five factors:
•No Animal Products and Byproducts: All of our products are Leaping Bunny Certified, which means that Milk Makeup does not test on animals at any stage in its supply chain. Additionally, our products have no animal derivatives and are 100% vegan.
•“Clean” Ingredients: We are dedicated to creating natural products, which means our products will never contain any of the over 2,500 controversial and potentially harmful or irritating ingredients, including parabens, sulfates, BHA, BPA, plastic microbeads, talc, urea, retinyl palmitate, mercury or mercury-containing ingredients, resorcinol, formaldehyde, aluminum salts, and mineral oil. We publish a complete and growing list of ingredients it will never use in our “Ingredient No List.”
•Natural Products: Milk Makeup follows ISO 16128 guidelines, where “natural” means plant, mineral, and/or microbiologically derived ingredients. We want to bring products that are as natural as possible to our community, while also not compromising on quality and performance. We are always striving to improve, and are currently working toward making new formulas that are over 80% natural.
•Ethically Sourced Ingredients: We have committed to ethical and responsible sourcing for our formulas from start to finish. For any products containing mica or palm-derived ingredients, we only use ethically sourced and sustainable mica and sustainability certified palm-derived ingredients. Milk Makeup also exclusively works with cGMP compliant factories.
Dedication to More Sustainable Packaging
Since our launch, we have focused on creating packaging that is iconic, innovative, easy to use, and pairs perfectly with our formulas. We are also committed to reducing our overall impact on the environment. We recognize that we have a lot of work to do in this area and are constantly striving to make our packaging more sustainable, starting with new products and continuing on to shipping and partnerships. We are focusing on the following 4 sustainability initiatives:
•More Sustainable Shipping: Starting in January 2021, we redesigned our e-commerce shipping system and started transporting our products in a new, sustainable shipping box and bag. Our new shipping box is printed with petroleum-free plant-based inks and its inner bag is made from 100% post-consumer waste, both of which are made in the U.S. Both the new box and bag are both 100% recyclable once the adhesive strip on the packaging is removed.
•Environmentally Friendly In-Store Packaging: Milk Makeup is working to use less plastic, offer more refills and use more post-consumer resin and recyclable materials on packaging and in-store merchandising, which includes launching new product display systems that use 63% less plastic on average than previous displays, introducing refills where possible, and exploring the use of mono plastic to make recycling easier.
Commitment to Diversity and Inclusion
Milk Makeup’s mission is to empower our community to live their look. We believe in beauty for all, which means we are committed to the importance of diversity, equity and inclusion (“DE&I”). This commitment starts by striving to create a workplace where everyone can thrive. We have made five commitments with respect to DE&I within our teams, consumers and partners and we have, and intend to continue to update them on our progress with respect to these commitments every year. These include increasing representation among our teams and partners, educating, communicating and taking action internally to support our DE&I objectives, giving back 1% of our sales from our website to The Center NYC and 1% to the Fashion Scholarship Fund and being accountable by providing updates on our progress every June and December.
Properties
Milk Makeup’s corporate headquarters are located in New York, New York, where Milk Makeup occupies facilities totaling approximately 17,500 rentable square feet under a lease that expires November 30, 2030. We primarily use these facilities for corporate offices and as an in-house studio. Additionally, we sublease from Milk Studios Los Angeles LLC certain space in Los Angeles, CA for a fee of $0.015 million per month. We primarily use these facilities for corporate offices and as an in-house studio. Milk Makeup does not own any real property.
Employees
The success of the Milk Makeup business depends on its employees and the culture that attracts them. Milk Makeup has built a team of industry professionals focused on promoting beauty for all. Milk Makeup’s culture focuses on creativity, self-expression, inclusion, respect and trust. As of December 31, 2022, Milk Makeup had 89 full time employees. None of Milk Makeup’s employees are represented by a labor organization or are a party to any collective bargaining agreement.
As part of our DE&I initiatives, we are committed to inclusive hiring and interviewing practices Milk Makeup and work with recruitment agencies who represent talent who identify as BIPOC. 38% of Milk Makeup’s employees identify as BIPOC. Milk Makeup considers its relationships with employees to be vital, and is focused on creating a great place to work through the effective attraction, development, retention of and compensation to human resource talent.
Intellectual Property
Milk Makeup believes that our intellectual property has substantial value and has contributed significantly to the success of our business. We rely on a combination of trademark, trade dress, copyright and trade secret protection to protect our brands, formulas and other intellectual property. Milk Makeup’s primary intellectual property includes our brands and trademark rights, including the Milk Makeup brand, which has significant consumer recognition. Milk Makeup’s trademarks are valuable assets that reinforce the distinctiveness of our brand and customers’ favorable perception of our products.
We have trademarks registered and applications pending throughout the world for our stylized logos in Australia, Bahrain, Brazil, Canada, China, the EU, Hong Kong, India, Indonesia, Israel, Japan, Kuwait, Malaysia, Mexico, Qatar, Russia, Saudi Arabia, Singapore, South Korea, Thailand, the UAE, the U.K. and the U.S. From time to time, we apply to register trademarks for our other brands in the U.S. and other countries. The registrations of these trademarks in the U.S. and foreign jurisdictions are generally effective for terms of ten years and require periodic renewals, which for our trademark registrations in the U.S., are presently scheduled between 2027 and 2031. In addition to trademark protection, Milk Makeup owns numerous domain name registrations, including milkmakeup.com. We do not have any issued patents or pending patent applications.
Seasonality and Quarterly Results
Milk Makeup’s business is subject to moderate seasonal fluctuations driven by retail consumer purchasing habits and timing of purchases by our retail customers. Additionally, the COVID-19 pandemic had an impact on consumer behavior that resulted in temporary changes in the seasonal fluctuations of Milk Makeup’s business. As a result of moderate seasonal fluctuations, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year. Additionally, because a significant percentage of our net sales are currently concentrated in a limited number of customers, a change in the order pattern or product restocking by one or more of our large retail customers driven by new product launches, new store openings and/or promotions could cause a significant fluctuation of our quarterly results or impact our liquidity.
Government Regulation
Our operations and products are subject to regulation by governmental authorities including by the U.S. FDA, FTC, CPSC, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the design, development, manufacturing, processing, handling, testing, holding, storage, quality, safety, shipment, sale, ingredients, labeling, advertising, packaging, marketing, and disposal of our products. Noncompliance with applicable regulations could result in enforcement action by the FDA, FTC, or other regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
Under the FDCA, cosmetics (including personal care products) are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify, promote attractiveness or alter its appearance, with the exception of “soap” as defined by FDA, the regulation of which varies based on its intended use. The labeling of cosmetic products is also subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other federal, state, and local laws and regulations. Cosmetics are not subject to pre-market approval by the FDA, however, certain ingredients, such as color additives, must be pre-authorized. Significant changes to the regulatory landscape for cosmetic products are anticipated for the coming years as a result of the enactment of MoCRA. Under MoCRA, we will be obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. We or our CMOs will need to be in compliance with many of the new requirements no later than July 1, 2024. MoCRA requires the FDA to issue regulations governing cGMP for cosmetic manufacturers by December 2025 and additional labeling requirements are expected to go into effect in 2024. We cannot assure you we or that CMOS for all of our products will be able to comply with all of these new regulations in a timely manner or that our CMOs will not decide to pass the increased costs of having to comply with the regulations onto us, which would increase our costs and negatively impact net income.
The FTC, FDA and other governmental authorities also regulate advertising and product claims regarding the safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product or ingredient, and reasonable basis to support any marketing claims. As such, product claims must be adequately substantiated. What constitutes a reasonable basis for substantiation of claims can vary widely from market to market, and we cannot assure you that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the use and safety of our products. If the products or any ingredient is or is alleged to be adulterated or misbranded, or if the safety or effectiveness of the products or ingredients has not been adequately substantiated, or if any other product claims lack adequate substantiation or are alleged to be false or misleading, regulators may take enforcement action or impose penalties, such as monetary consumer redress, or consumer lawyers can bring claims or an action against us, including, among other things, seeking damages, an amendment of the claims, and/or injunctive or other equitable relief, such as requiring us to revise our marketing materials, preventing us from making certain claims about the products or ingredients, stop selling certain products, or requiring us to add a specific warning label or disclaimer about the products or ingredients. Any of which could harm our business, financial condition and results of operations. Other warnings or disclaimers may also be mandated pursuant to federal or state laws and regulations. We may also be subject to regulatory action if the FDA or other regulators determine our products, product ingredients, or operations do not comply with any applicable laws or regulations, and we could be required to stop selling, withdraw, recall, re-label or re-package any products on the market.
Our advertising for products is also regulated by the FTC under the Federal Trade Commission Act. Cosmetics and personal care products must be advertised and promoted truthfully and otherwise in compliance with state consumer protection laws prohibiting false advertising and unfair or deceptive trade practices. Also, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims. A company that is found to have violated these laws may be subject to significant liability.
Regulatory authorities monitor cosmetic products’ regulatory compliance through market surveillance and inspection of cosmetics manufacturers and distributors to ensure, among other things, that the products’ labeling and advertising is not false nor misleading and is compliant with legal requirements, that the products do not contain false nor misleading labeling or harmful ingredients, that they are manufactured under sanitary conditions, or pursuant to cGMPs. Inspections also may arise from consumer or competitor complaints filed with or brought to the attention of regulatory authorities, including FDA or FTC. In the event a regulatory authority or a court identifies false or misleading labeling, unsanitary conditions, harmful ingredients, or otherwise a failure to comply with cGMPs or legal requirements, we may be requested or required by a regulatory authority or required by a court, or we may independently decide to conduct a recall or market withdrawal of our product or to make changes to our manufacturing processes or product formulations, labeling or marketing, which could result in an insufficient amount of our products in the market, impact our sales and/or harm our reputation. Fines or other payments may also be required by a regulator or a court.
With the passage of MoCRA, we are also subject to mandatory adverse event reporting requirements for certain of our products, including cosmetics. If we fail to comply with our reporting or adverse event recordkeeping obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, seizure of products or delay in approval or clearance of future products. We may also be required to conduct a recall of the products at issue.
The FDA or other regulators may determine that our products cannot be marketed as is or do not meet the regulatory requirements, including, without limitation with respect to labeling, marketing, or ingredient formulation, for the classification of product in which they are marketed. The FDA may take the position that we failed to satisfy premarket requirements for color additives, or that our products contain otherwise impermissible ingredients, in which case some or all of our products may be deemed adulterated or misbranded in violation of the FDCA. Furthermore, the FDA may determine that one or more of our products has not been accurately classified as cosmetics and should be regulated as a drug, which would require lengthy and expensive clinical trials and be cost prohibitive.
We are also subject to a number of federal, state and foreign laws and regulations that affect companies conducting business on the Internet, or advertising on social media, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise, including by third parties. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. In particular, we are subject to federal, state and foreign laws regarding privacy and protection of people’s data. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.
We are also subject to regulation by the CPSC under the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations, and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

Legal Proceedings
Milk Makeup is not involved in any material litigation, nor, to management’s knowledge, was any material litigation threatened against Milk Makeup which if adversely determined could have a material adverse effect on Milk Makeup other than routine litigation arising in the ordinary course of business.
C.Organizational Structure
Upon consummation of the Business Combination, Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast LP, which is an indirect subsidiary of Waldencast plc. Obagi Holdco 1, a wholly owned subsidiary of Waldencast plc, owns 82.6% of the partnership units in Waldencast LP. The following table sets out the subsidiaries of Waldencast plc, as of the date hereof.

Company Name	Country of Incorporation	Proportion of Ownership Interest
Blue Sea Administration Vietnam Company Limited	Vietnam	82.6%
Milk Makeup Europe, S.L.	Barcelona	82.6%
Milk Makeup LLC	U.S., Delaware	82.6%
Milk Makeup UK Limited	England & Wales	82.6%
Obagi AsiaPac Limited	Hong Kong	82.6%
Obagi Blue Sea Holding, LLC	Cayman Islands	49.6%
Obagi Cosmeceuticals LLC	U.S., Delaware	82.6%
Obagi Global Holdings Limited	Cayman Islands	82.6%
Obagi Holdco 1 Limited	Jersey	100%
Obagi Holdco 2 Limited	Jersey	82.6%
Obagi Holdings Company Limited	Cayman Islands	82.6%
Obagi Netherlands B.V.	The Netherlands	82.6%
Obagi Viet Nam Import Export Trading MTV Company Limited	Vietnam	49.6%
Waldencast Cayman LLC	Cayman Islands	100%
Waldencast Finco Limited	Jersey	82.6%
Waldencast Malaysia SDN. BHD.	Malaysia	82.6%
Waldencast Partners LP	Cayman Islands	82.6%
Waldencast Singapore Pte. Ltd.	Singapore	82.6%
Waldencast UK Operations Limited	England & Wales	82.6%
D.Property, Plants and Equipment
Waldencast plc’s property, plants and equipment are held directly and through Obagi and Milk. Information regarding Waldencast plc, Obagi and Milk’s property, plants and equipment is described above.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None / Not applicable.
ITEM 5. WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the other sections of this Report, including “Item 4. Information on the Company,” and our audited consolidated financial statements and notes thereto found in “Item 8. Financial Information.” For purposes of this section, the “Company,” “we,” or “our” refer to (i) Waldencast plc, and its subsidiaries (“Waldencast” or the “Successor”) for the 2022 Successor Period (July 28, 2022 to December 31, 2022) after the consummation of the Business Combination, unless the context otherwise requires and (ii) Obagi Global Holdings Limited and its subsidiaries (“Predecessor”) for the 2022 Predecessor Period (January 1, 2022 to July 27, 2022 ) and the years ended December 31, 2021 and 2020 (each referred to herein as a “Predecessor Period”) prior to the consummation of the Business Combination.

The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.
Overview
Waldencast, formerly known as Waldencast Acquisition Corp., is a Jersey company. Waldencast, together with its consolidated subsidiaries, is a global multi-brand beauty and wellness platform whose ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring and accelerating the next generation of high-growth, purpose-driven brands that can benefit from the Company’s strong product and brand development capabilities. The first step in realizing our vision was the Business Combination with Obagi and Milk. Our business is organized into two reportable segments—Obagi Skincare and Milk Makeup.
Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 30 years’ experience. Obagi products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. Obagi offers over 200 products through physicians and its website www.obagi.com throughout the U.S. as well as in over 65 countries through international distributors.
Milk Makeup is known for its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its headquarters in downtown New York City. Currently, Milk offers over 300 products through its U.S. website www.milkmakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East, Australia, Cult Beauty, and ASOS online.
Restatement
During the year ended December 31, 2023, management of the Company and the audit committee of Waldencast’s Board, with the assistance of legal and accounting advisors, conducted an internal review of certain accounting issues related to the recognition of revenue in the Predecessor Periods, including issues related to the recognition of revenue from sales of Obagi products to the SA Distributor in Vietnam, transactions with other Obagi distributors both within and outside the U.S., as well as certain other accounting items. As a result of the review, the Board, upon the recommendation of the audit committee, concluded that financial statements for the years ended December 31, 2020 and 2021, filed with the SEC on August 3, 2022 on Form 20-F (Commission File Number: 001-40207) and amended on Form 20-F/A on August 24, 2022 (Registration Statement No. 333-267053) should no longer be relied upon. For additional information and a detailed discussion of the restatement, see “Item 8. Financial Information—Note 2. Restatement and Reclassifications.”

Recent Events
Recent Global Events
Due to the fact that our products are generally considered cosmetic in nature and not covered by health insurance policies, they are typically paid for directly by the consumer out of disposable income. Adverse changes in the economy, such as the increased rates of inflation experienced in the U.S. and many other countries over the past few years, an economic slow-down or recession, or ongoing economic uncertainties, could have a significant negative effect on consumer spending for our products. If consumers reassess their spending choices, the demand for our products could decline significantly.
In March 2020, the World Health Organization declared COVID-19, a global pandemic and recommended containment and mitigation measures worldwide. During the next two years, COVID-19 disrupted everyday life and markets worldwide, leading to significant business and supply-chain disruptions, as well as broad-based changes in supply and demand. During the first half of 2020, our manufacturing and supply chain for Milk Makeup products and sales of Obagi Skincare and Milk Makeup products were adversely affected because many of our physician customers and retailers such as Sephora remained closed. While most quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 were temporary, the impact of future developments related to COVID-19 or a similar pandemic or epidemic cannot be estimated.

In addition, global or regional conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Military actions and any resulting sanctions could also adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. While the impact of current ongoing conflicts have not been material to date, long-term effects are uncertain and cannot be predicted with confidence. For additional information on the risks presented by global or regional conflicts, see also “Item 3. Key Information—D. Risk Factors—Risk Related to Global Economic, Political and Social Conditions—Global or regional conflicts or uncertainties may adversely affect our business.”
Business Combination
On July 27, 2022 we consummated the Business Combination with (i) Obagi and Merger Sub pursuant to the Obagi Merger Agreement and (ii), Milk, Holdco 1, Waldencast LP, the Milk Members, and the Equityholder Representative, pursuant to the Milk Equity Purchase Agreement (together with the Obagi Merger Agreement and related ancillary agreements contemplated in such agreement, the “Transaction Agreements”).
Upon the consummation of the Business Combination, Merger Sub merged with and into Obagi and the separate corporate existence of Merger Sub ceased, with Obagi surviving as our indirect subsidiary. At the effective time of the Business Combination all outstanding ordinary shares of Obagi, $0.50 par value (“Obagi common stock”) were canceled and exchanged for (i) 28,237,506 Class A ordinary shares of Waldencast and (ii) cash in the amount of $345.4 million. In addition, upon consummation of the Business Combination, we acquired from the Milk Members all of their equity in Milk in exchange for (i) 21,104,225 Waldencast LP Units (ii) 21,104,225 Class B ordinary shares, which are non-economic voting shares of Waldencast, and (iii) cash in the amount $121.6 million. Each Waldencast LP Unit and Class B ordinary share held by a Milk Member is redeemable at the option of the holder, and, if such option is exercised, exchangeable at the option of Waldencast into one Waldencast Class A ordinary share or cash, in accordance with the terms of our Amended and Restated Waldencast Partners LP Agreement. Upon consummation of the Business Combination, Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast LP, which is an indirect subsidiary of Waldencast plc.
Prior to the consummation of the Business Combination, following the approval of our shareholders, and in accordance with the Cayman Act, the Jersey Companies Laws and our Constitutional Document, we effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Laws (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which our jurisdiction of incorporation was changed from the Cayman Islands to Jersey. Upon the effective time of the Domestication, we were renamed “Waldencast plc.”
As a result of the Business Combination, Waldencast was deemed to be the accounting acquirer and has continued as the SEC registrant. Obagi and Milk are the accounting acquirees, however Obagi was considered the predecessor entity for purposes of financial reporting. Accordingly, Obagi’s financial statements for previous periods are included in this Report as the financial statements of the Company for Predecessor Periods. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi and Milk have been recorded at their fair values measured as of the acquisition date, which created a new basis of accounting. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill. This change in accounting basis is represented in the accompanying consolidated financial statements by a black line, which appears between the columns entitled “Successor” and “Predecessor” in the financial statements and in the relevant accompanying notes. The black line signifies that the consolidated financial statements presented for Successor Periods after the acquisition are presented on a measurement basis different from Predecessor Periods.
The financial statement presentation distinguishes Waldencast as the “Successor” for reporting periods following the acquisition, or 2022 Successor Period from July 28, 2022 to December 31, 2022, and Obagi as the “Predecessor” for the periods prior to the acquisition, including the 2022 Predecessor Period from January 1, 2022 to July 27, 2022 and the years ended December 31, 2021 and 2020.
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed 100% of the Obagi China Business to its shareholder, Cedarwalk (the “Obagi China Distribution”). The Obagi China Distribution did not represent a strategic shift that had major effect on the operational and financial results of Obagi and thus was not reported as a discontinued operation. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party

Transactions” for a description of the Obagi China Distribution. Following the Obagi China Distribution, the Obagi China Business continues to be held by Cedarwalk, which also owned 24.5% of the fully diluted Waldencast plc Class A ordinary shares as of the closing of the Business Combination. In connection with the Obagi China Distribution, Obagi Hong Kong, owned by Cedarwalk, entered into the Supply Agreement and IP License Agreement with us, under which it pays us royalties based on its sales of Obagi branded products in the China Region. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” and “Item 8. Financial Information—Note 17. Related Party Transactions” to the financial statements for more information regarding related party transactions with Cedarwalk.
Indebtedness
2022 Credit Agreement
On June 24, 2022, the Borrower and Parent Guarantor entered into the 2022 Credit Agreement with the Lenders led by the Administrative Agent. The 2022 Credit Agreement provides the Company with access to a term loan of $175.0 million (the “2022 Term Loan”), and a revolving credit capacity with borrowing capacity of up to $50.0 million (the “2022 Revolving Credit Facility”), of which an aggregate principal amount of up to $7.5 million may be available, at the Borrower’s option, to be drawn in the form of letters of credit (“2022 Letter of Credit”). A total principal amount of $186.1 million was outstanding under the 2022 Credit Agreement as of the Closing Date (July 27, 2022).

In September 2022, the Borrower entered into a technical amendment to the 2022 Credit Agreement to cure a technical error and clarify when the first amortization payment under the 2022 Credit Agreement is due and payable.

In May 2023, the Borrower entered into a waiver and consent agreement with JPMorgan and the required Lenders to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports. In June 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (a) continue to waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports and (b) suspend the testing of certain financial covenants in the 2022 Credit Agreement.

In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.

In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower is required to deliver certain of the financial information described in (i)(a) above by December 31, 2023 (the “Waiver Expiration Date”). Failure to deliver the required audited financial information and certain other deliverables on or prior to the Waiver Expiration Date will result in an event of default under the 2022 Credit Agreement (unless otherwise waived or extended). The Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Amendment. As of the date of the issuance of these financial statements, the Company was in compliance with all financial covenants.

The Borrower subsequently delivered unaudited financial information and related reports with respect to the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023. In December 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed, among other things, to waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022. Such waiver shall remain in effect until January 15, 2024.

If we fail to comply with the covenants and other terms under the 2022 Credit Agreement and we are unable to negotiate a covenant waiver or replace or refinance the credit agreement on favorable terms, our business, financial condition and results of operations could be materially and adversely impacted.
The 2022 Term Loan and the 2022 Revolving Credit Facility will mature on July 27, 2026. Borrowings under the 2022 Term Loan were used to, among other things, repay outstanding amounts under, and terminate, the predecessor credit facilities of Obagi and Milk discussed below. For a full discussion of the 2022 Credit Agreement, please see “Liquidity and Capital Resources.”
Predecessor Credit Agreements
In December 2018, Obagi entered into a credit agreement (the “Predecessor 2018 Credit Agreement”) with a syndicate of lenders including Wells Fargo Bank, National Association (“Wells Fargo”) as administrative agent for the lenders.
In March 2021, Obagi replaced the Predecessor 2018 Credit Agreement for a new financing agreement with a syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (the “Predecessor 2021 Credit Agreement”). The outstanding debt under the Predecessor 2021 Credit Agreement was paid in full in connection with the closing of the Business Combination. For a further discussion of the Predecessor credit agreements, please see “Item 5. Waldencast’s Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
PPP Loan
In May 2020, the Predecessor received loan proceeds in the amount of $6.8 million under the PPP from MUFG Union Bank. In June 2021, the Predecessor received approval from the SBA and MUFG Union Bank for forgiveness of the full amount of the PPP Loan. In February 2023, we were notified by our lender that the SBA had requested additional documents relating to the PPP Loan. We provided the required documentation and no further communication has been received in response. For further discussion of the PPP Loan, please see “Liquidity and Capital Resources.”
2023 PIPE Transaction
In September 2023, we entered into subscription agreements (the “2023 Subscription Agreements”) with certain investors (collectively, the “2023 PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares (the “2023 PIPE Shares”) in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50.0 million investment by a Beauty Ventures stakeholder. The remainder of the 2023 PIPE Investors were certain existing shareholders including Cedarwalk, and certain members of the Sponsor, Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68.0 million of proceeds was consummated in September 2023, with the closing of the 2023 Subscription Agreements relating to the remaining approximately $2.0 million occurring in November 2023. For additional information, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”
Transaction with the SA Distributor and Restatement of Revenues
In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated the Vietnam Purchase Agreement pursuant to which, among other things, Obagi acquired certain assets of Obagi Vietnam from the SA Distributor and in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, a subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve-month period ending on December 31, 2026, subject to setoff for any owed obligations. We currently do not anticipate that any such earnout payment will be payable. The SA Distributor does not currently have any active participation in the Obagi Vietnam business other than as a silent shareholder. Due to non-performance by the SA Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to restructure the business of Obagi Vietnam by hiring a new local management, finance and sales team to replace the previous SA Distributor team, entering into new online and offline distribution agreements with reputable partners and re-applying for all product registrations, which were obtained in June 2023.
Notwithstanding the fact that we had a written legal agreement with the SA Distributor, for accounting purposes, it was determined that the SA Distributor revenue should have been recognized when Obagi had no remaining obligations and received substantially all of the consideration related to each purchase order placed by the SA Distributor in accordance with ASC 606. For additional information and a detailed discussion, see “Item 8. Financial Information—Note 2. Restatement and Reclassifications.”
Lock-Up Restrictions
Pursuant to a Letter Agreement, dated March 15, 2021, between us and the initial shareholders of Waldencast (as amended, the “Letter Agreement”), such shareholders agreed not to transfer, assign or sell any of their sponsor shares until the earlier to occur of: (A) one year after the Closing Date; and (B) following the Closing Date,(x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (except with respect to permitted transferees) (the “Letter Agreement Lock-Up Provisions”). Any permitted transferees would be subject to the same restrictions and other agreements of the initial shareholders of Waldencast Acquisition Corp. with respect to any sponsor shares. Such Letter Agreement Lock-Up Provisions expired on July 27, 2023. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the Lock-Up restrictions.
In addition, pursuant to the Sponsor FPA (as defined below), Burwell and Zeno agreed not to transfer, assign or sell any of their Class A ordinary shares according to the same Letter Agreement Lock-Up Provisions. Any permitted transferees would be subject to the same restrictions and other agreements as a purchaser under the Sponsor FPA. The Sponsor FPA lock-up period expired on July 27, 2023.
Pursuant to the Transaction Agreements, at the Closing Date, certain Obagi Shareholders entered into lock-up agreements (the “Obagi Lock-Up Agreement”) and certain Milk Members entered into lock-up agreements (the “Milk Lock-Up Agreements” and together with the Obagi Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which they agreed not to transfer, assign or sell during the respective Lock-Up Periods, which expired on January 27, 2023 and July 27, 2023, respectively.
In connection with the 2023 PIPE Investment, the participating investors agreed to a lock-up of all of their Class A ordinary shares (including those acquired as part of the placement and any shares previously held) pursuant to which 75% of their shares will be locked-up for a one-year period following the applicable PIPE Closing Date and 25% of their shares will be locked-up for a six-month period following the applicable PIPE Closing Date (the “PIPE Lock-ups”). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the Lock-Up restrictions.
Components of Results of Operations
Net Revenue
Net revenue is generated through both of our operating segments. Obagi Skincare generates net revenue primarily through product sales and royalties, while Milk Makeup generates net revenue primarily through product sales.
Net Product Revenue
Our Obagi Skincare segment primarily sells its products to physicians or to consumers via e-commerce platforms (which are considered direct to consumer (“DTC”)) or indirectly via our distributors. Product sales revenue is recognized net of provisions for estimated volume rebates and discounts, markdowns, margin adjustments, early-payment discounts, returns and payments to distributors under ASC 606.

In the U.S., our Obagi Skincare segment sells products to physicians through the Physician Channel Provider, which accounted for a substantial part of our net revenue for the 2022 Successor Period, 2022 Predecessor Period, 2021 Predecessor Period and 2020 Predecessor Period. Under this model, we sell the products to the Physician Channel Provider (“sell in”), which then sells the products through to our physician customers when they order them (“sell through”). Although the Physician Channel Provider purchases products from us for our physician customers and customers who purchase our products on our e-commerce platform, we maintain control of the product inventory at the Physician Channel Provider’s warehouse and continue to manage the relationships with these customers, until immediately prior to the sale of the product to the end customer. As a result, control of the products does not transfer to the Physician Channel Provider, and we do not recognize revenue from products sold to the Physician Channel Provider, until immediately prior to sell through to the end customer. See “Item 8. Financial Information - Note 2 Restatement and Reclassifications” for more information on recognition of revenue for sales to the Physician Channel Provider. Net revenue from the Physician Channel Provider is considered direct sales revenue. Products sold DTC in the U.S. via our e-commerce platform also represent direct sales revenue.
To a more limited extent, our Obagi Skincare segment also sells products to other distributors in the U.S. for resale to spas and on third-party e-commerce websites. We recognize revenue for product sales to our distributors on a sell in basis upon transfer of the products to such distributors. Sales to other distributors are considered distributor revenue.
Internationally, our Obagi Skincare segment sells our products through distributors in over 65 countries across Asia, Europe, Latin America and the Middle East. We typically recognize revenue for product sales to our international distributors upon transfer of the products to the distributors. Sales to international distributors are considered distributor revenue.
Our Milk Makeup segment sells our products directly to retailers and to distributors who resell products to retailers. Sales directly to retailers are considered direct sales revenue, and sales to distributors are considered distributors revenue.
Related Party Revenue
In connection with the Obagi China Distribution, we entered into the IP License Agreement, the Supply Agreement, and a Transition Services Agreement (the “Transition Services Agreement”) with the Obagi China Business. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the IP License, Supply and Transition Services Agreements.
Under the IP License Agreement, we granted an exclusive license to certain intellectual property relating to the Obagi brand to Obagi Hong Kong, and we retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. Obagi Hong Kong purchases inventory from the U.S. for resale in the China Region. Additionally, Obagi Hong Kong pays us a royalty of 5.5% of gross sales of licensed products. During the 2022 Successor Period, royalties generated from related party license agreement was $0.2 million.
Under the Supply Agreement, we supply, or cause to be supplied through certain of our CMOs, products to Obagi Hong Kong for distribution and sale in the China Region. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. We anticipate supplying Obagi Hong Kong directly with products at an agreed-upon markup, until such time as Obagi Hong Kong has been added as a party to our CMO agreements, after which it will obtain products directly from our CMOs.
As part of the Business Combination, we recognized $22.1 million of a related party liability for the unfavorable discounts provided in the Supply Agreement. The fair value was determined using the present value of after-tax cash flows related to the unfavorable discounts provided to Obagi Hong Kong. The related party liability is amortized into net product revenue as products are supplied to Obagi Hong Kong. During the 2022 Successor Period, net product revenue generated from supplying products to the Obagi Hong Kong was $17.0 million. See “Item 8. Financial Information—Note 17. Related Party Transactions.”
Royalties
Our Obagi Skincare segment also generates royalty revenue from the sale of products in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi brand name in the Japanese retail skincare channels. Revenue for royalty income is recognized in the period that corresponds to the related Rohto net sales.

Cost of Goods Sold
Cost of goods sold consists primarily of expenses related to inventory, and promotional product costs, including when inventory and promotional products are sold or written down, and product-related intangible asset amortization and depreciation expenses. We allocate product-related intangible asset amortization expense to cost of goods sold. We expect that cost of goods sold will increase in absolute dollars as our revenue grows.
During the 2022 Successor Period, cost of goods sold incurred from supplying products to the Obagi China Business was $5.1 million.
Selling, General, and Administrative
Selling, general and administrative costs (“SG&A”) include expenses we incur in the ordinary course of business relating to personnel, including salaries, bonuses and benefits, marketing, office supplies, computer and technology, rent and utilities, insurance, legal and professional fees, city, state and property taxes, and advertising expenses. We expect SG&A expenses to increase in absolute dollars as we continue to invest in building and maintaining our customer base, growing our business, enhancing our brand awareness, hiring additional personnel and upgrading and expanding our systems, processes, and controls to support the growth in our business, as well as our increased compliance and reporting requirements as a public company.
In connection with the Business Combination, we incurred incremental one-time expenses that were SG&A in nature, including legal, consulting, regulatory, accounting, insurance, investor relations and other expenses related to professional fees and certain filing and listing fees. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and Nasdaq, require public companies to implement specified corporate governance practices that have and will likely continue to increase our legal, regulatory, financial and insurance compliance costs following the Business Combination.

Research and Development

Substantially all R&D expenses are related to new product development and design improvements in current products. R&D costs consist primarily of employee-related costs, including salaries, bonuses, and benefits, as well as clinical testing and consumer validation testing. We plan to continue to invest in our R&D efforts. As a result, we expect that R&D expenses will remain stable or increase in the future.

Depreciation and Amortization
Depreciation and amortization expenses are related to our property and equipment and intangible assets. Product-related intangible asset amortization is presented in cost of goods sold in the consolidated statement of operations and comprehensive loss. Depreciation and amortization expenses not classified in cost of goods sold are presented in SG&A expenses.
Loss on Impairment of Goodwill
Impairment of goodwill recognizes the difference between the carrying value and fair value of goodwill. The process of evaluating goodwill for impairment is subjective and requires significant judgment and estimates. At least annually, and more frequently if events and circumstances exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount, we test goodwill for impairment. This is performed first though an optional qualitative assessment and then, if indicators of impairment exist, through a quantitative assessment. When performing the optional qualitative analysis, we consider many factors including general economic conditions, industry and market conditions, financial performance, key business drivers, and long-term operating plans.

Results of Operations
The 2022 Successor Period, 2022 Predecessor Period and 2021 Predecessor Period
When reading our financial statements and information on historical financial results in this Report, you should note there is a clear division between the Predecessor Periods and Successor Periods. The predecessor and successor results shown are not comparable as the Predecessor Periods include only Obagi, which includes the Obagi China Business that was not acquired by Waldencast. The Successor Period includes the consolidated financial statements of Waldencast, which include Obagi and Milk. In addition, the 2022 Successor Period includes only five months of operations, whereas the 2022 Predecessor Period includes seven months of operations (the “2022 Period Time Discrepancy”).
The following tables summarize our consolidated statements of operations data, in dollars for the 2022 Successor Period, 2022 Predecessor Period and fiscal year ended December 31, 2021 Predecessor Period.

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Net revenue (including related party net revenue of $17,219 in the Successor Period)	$92,373	$73,760	$142,472
Cost of goods sold (including related party costs of $5,128 in the Successor Period)	60,657	30,868	55,037
Gross profit	$31,716	$42,892	$87,435
Selling, general and administrative	88,926	55,549	82,968
Research and development	1,796	2,606	6,092
Loss on impairment of goodwill	68,715	—	—
Total operating expenses	$159,437	$58,155	$89,060
Operating loss	$(127,721)	$(15,263)	$(1,625)
Interest expense, net	6,230	6,652	11,118
Loss on extinguishment of debt	—	—	2,317
Change in fair value of derivative warrant liabilities	(6,793)	—	—
Gain on PPP Loan forgiveness	—	—	(6,824)
Loss on write-off of loan receivable	—	—	2,555
Other income, net	(798)	(971)	(817)
Total other (income) expenses, net	$(1,361)	$5,681	$8,349
Loss before income taxes	(126,360)	(20,944)	(9,974)
Income tax (benefit) expense	(5,803)	113	9,602
Net loss	$(120,557)	$(21,057)	$(19,576)

Net Revenue

The following tables provide our disaggregated revenue for the periods presented:

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Revenue by Sales Channel
Direct sales	$60,468	$39,649	$68,181
Distributors	29,917	31,080	68,578
Net product sales	$90,385	$70,729	$136,759
Royalties	1,988	3,031	5,713
Net revenue	$92,373	$73,760	$142,472

Net revenue (including related party net revenue of $17.2 million in distributor sales) was $92.4 million for the 2022 Successor Period. Net revenue for the 2022 Predecessor Period and 2021 Predecessor Period was $73.8 million and $142.5 million, respectively.
The increase in direct sales in the 2022 Successor Period as compared to the 2022 Predecessor Period was primarily attributable to net revenue of $30.2 million generated by the Milk Makeup segment, which was acquired in the 2022 Successor Period and therefore, not presented in the 2022 Predecessor Period. The increase was offset partially by the 2022 Period Time Discrepancy.
The decrease in distributor sales in the 2022 Successor Period was primarily due to the 2022 Period Time Discrepancy. In addition, sales to the SA distributor decreased in the 2022 Successor period as a result of various challenges it faced during that period. Other factors such as pricing and customers composition have remained relatively consistently between the two periods.
Obagi Skincare also generates royalty revenue from products sold under the Obagi name in Japan and Hong Kong through license agreements. The decrease in royalty revenue in the 2022 Successor Period as compared to the 2022 Predecessor Period was attributable to the 2022 Period Time Discrepancy.
The decrease in sales across all channels in the 2022 Predecessor Period as compared to the 2021 Predecessor Period was attributable to the fact that the 2022 Predecessor period only includes seven months, whereas the 2021 Predecessor Period includes twelve months. In addition, the decrease in distributor revenue was driven by lower demand by spa customers and lower sales to the SA Distributor.

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Revenue by Geographic Region
North America	$56,630	$44,443	$79,122
Rest of the World	33,755	26,286	57,637
Net product sales	$90,385	$70,729	$136,759
Royalties	1,988	3,031	5,713
Net revenue	$92,373	$73,760	$142,472
Net revenue from North America was $56.6 million for the 2022 Successor Period, $44.4 million for the 2022 Predecessor Period and $79.1 million for the 2021 Predecessor Period. Net revenue from the Rest of the World was $33.8 million for the 2022 Successor Period, $26.3 million for the 2022 Predecessor Period, and $57.6 million for the 2021 Predecessor Period.
The increase in net revenue from North America and the Rest of the World in the 2022 Successor Period as compared to the 2022 Predecessor Period was primarily attributable to the net revenue generated in the Milk Makeup segment from North America and the Rest of the World of $22.6 million and $8.7 million, respectively. As Milk Makeup was acquired in the 2022 Successor Period, its revenue is not included in the 2022 Predecessor Period. The increase was offset partially by the 2022 Period Time Discrepancy. Net revenue to the Physician Channel Provider in North America remained consistent. Net Revenue to the SA Distributor in the Rest of the World decreased in the 2022 Successor Period due to various challenges it faced during that time period.
The decrease in net revenue from North America and the Rest of the World in the 2022 Predecessor Period as compared to the 2021 Predecessor Period was primarily attributable to the 2022 Predecessor Period representing seven months of operations and the 2021 Predecessor Period representing twelve months of operations. In addition, the decrease was driven by lower sales to the SA Distributor.

Cost of Goods Sold

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands, except percentages)			(As Restated)
Cost of goods sold (including related party costs of $5.1 million in the Successor Period)	$60,657	$30,868	$55,037
as a percentage of net revenue	65.7%	41.8%	38.6%
Cost of goods sold (including related party costs of $5.1 million for supplying products to the Obagi China Business) was $60.7 million for the 2022 Successor Period. Cost of goods sold for the 2022 Predecessor Period and 2021 Predecessor Period was $30.9 million and $55.0 million, respectively.
Cost of goods sold for the 2022 Successor Period of $60.7 million primarily consisted of (i) standard cost of goods sold to customers of $34.8 million (ii) depreciation and amortization of product-related assets and supply agreements of $4.8 million, (iii) freight and inventory inspection costs of $1.7 million, (iv) amortization of the inventory fair value step-up related to the Business Combination of $10.0 million; and (v) inventory reserve provisions and write-offs of $8.1 million. Cost of goods sold in the 2022 Predecessor Period of $30.9 million primarily consisted of (i) standard cost of goods sold to customers of $23.5 million, (ii) depreciation and amortization of product-related assets and supply agreements of $2.7 million, and (iii) freight and inventory inspection costs of $2.3 million.
The increase in cost of goods sold from the 2022 Predecessor Period to the 2022 Successor Period was primarily attributable to the acquisition of Milk Makeup. In addition, a significant fair value step up in inventory was recognized in cost of goods sold over inventory turns for both reporting segments in the 2022 Successor Period. This contributed to a $10.0 million increase in cost of goods sold and any remaining unamortized fair value step up will be fully recognized in the first three months of 2023. Further, we recorded an inventory write-down of $8.1 million in the 2022 Successor Period for excess inventory.

In addition, cost of goods sold as a percentage of revenue for the 2022 Successor Period increased significantly as a result of higher shipments to the SA Distributor as cost of goods sold was recognized based on shipping terms while revenue was only recognized when the cash payments related to completed purchase orders were collected in full.
Cost of goods sold for the 2021 Predecessor Period of $55.0 million primarily consisted of (i) standard cost of goods sold to customers of $47.0 million, (ii) depreciation and amortizations of product-related assets and supply agreements of $4.7 million, and (iii) freight and inventory inspection costs of $3.0 million. The decrease in cost of goods sold in the 2022 Predecessor Period as compared to the 2021 Predecessor Period was attributable to the fact that the 2022 Predecessor Period included only seven months of operations as compared to the 2021 Predecessor Period, which included twelve months of operations.
Selling, General and Administrative

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands, except percentages)			(As Restated)
Selling, general and administrative	$88,926	$55,549	$82,968
as a percentage of net revenue	96.3%	75.3%	58.2%
SG&A expense was $88.9 million for the 2022 Successor Period, $55.5 million for the 2022 Predecessor Period and $83.0 million for the 2021 Predecessor Period.

SG&A expense for the 2022 Successor Period of $88.9 million primarily consisted of (i) employee related compensation including stock-based compensation of $33.0 million (ii) depreciation and amortization expense of $22.2 million, (iii) office and administrative expenses of $10.8 million (iv) transaction costs of $9.4 million (v) selling, marketing, and distribution costs of $8.3 million, and (vi) professional consulting and legal services of $4.4 million. This is compared to SG&A expense for the 2022 Predecessor Period of $55.5 million, which primarily consisted of (i) employee related compensation of $27.0 million, (ii) selling, marketing, and distribution costs of $8.5 million, (iii) depreciation and amortization expense of $5.5 million, (iv) office and administrative expenses of $6.1 million (v) transaction costs associated with executing the Business Combination of $5.2 million and (vi) professional consulting and legal services of $2.4 million.
The increase in SG&A expense in 2022 Successor Period as compared to the 2022 Predecessor Period was primarily attributable to the acquisition of Milk Makeup in the 2022 Successor Period, which resulted in (i) an increase in depreciation and amortization as a result of new fair value basis of long-lived assets following the Business Combination, (ii) increase in salaries and other employee costs, (iii) increase in office and administrative expenses from additional costs related to product liability insurance for the additional operating segment, and (iv) one time transaction costs including legal and other professional expenses. The increase was further driven by stock based compensation recorded in the 2022 Successor Period that was not present in the 2022 Predecessor Period.
SG&A expense for the 2021 Predecessor Period of $83.0 million primarily consisted of (i) employee related compensation of $45.0 million, (ii) selling, marketing, and distribution costs of $9.6 million, (iii) depreciation and amortization expense of $9.2 million, (iv) transaction costs and other professional fees of $9.1 million, and (v) office and administrative expenses of $8.9 million. The decrease in SG&A expense in the 2022 Predecessor Period as compared to the 2021 Predecessor Period was primarily attributable to the 2022 Predecessor Period including only seven months of operations as compared to the 2021 Predecessor Period that included twelve months of operations.
Research and Development

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands, except percentages)			(As Restated)
Research and development	$1,796	$2,606	$6,092
as a percentage of net revenue	1.9%	3.5%	4.3%
R&D expense for the 2022 Successor Period of $1.8 million primarily consisted of salaries and other employee related costs of $0.9 million and R&D expenses, including product development and licensing costs of $0.5 million as compared to R&D expense in the 2022 Predecessor Period of $2.6 million, which primarily consisted of salaries and other employee related costs of $1.3 million and R&D expenses including product development and licensing costs of $0.6 million. The decrease was primarily driven by 2022 Period Time Discrepancy.
R&D expense in the 2021 Predecessor Period of $6.1 million primarily consisted of salaries and other employee related costs of $2.2 million and R&D expenses including product development and licensing cost of $3.3 million. The decrease in R&D expense in the 2022 Predecessor Period as compared to the 2021 Predecessor Period was driven by a decrease in R&D spend prior to the Business Combination and the fact that the 2022 Predecessor Period includes only seven months of operations as compared to the 2021 Predecessor Period that includes twelve months of operations.

Loss on Impairment of Goodwill

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Loss on Impairment of Goodwill	$68,715	$—	$—
Impairment of goodwill recognizes the difference between the carrying value and fair value of goodwill. The process of evaluating goodwill for impairment is subjective and requires significant judgment and estimates. At least annually, and more frequently if events and circumstances exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount, we test goodwill for impairment. This is performed first through an optional qualitative assessment and then, if indicators of impairment exist, through a quantitative assessment. When performing the optional qualitative analysis, we consider many factors including general economic conditions, industry and market conditions, financial performance, key business drivers, and long-term operating plans.
During the Successor Period, in addition to the factors mentioned above, management considered whether the restated historical financial performance of the Obagi Skincare segment as well as the resulting changes to its projected future cash flows as compared to the projections used when we consummated the Business Combination, provided additional indicators that the fair value of the Obagi Skincare segment was less than its carrying value immediately following the Business Combination. Through a qualitative analysis, we determined that it was more likely than not that the fair value of the reporting unit associated with the Obagi Skincare segment was less than its carrying amount and a quantitative analysis was performed, at an interim date. As a result, the Company recorded a non-cash goodwill impairment charge of $68.7 million during the 2022 Successor Period.
Interest Expense, net

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands, except percentages)			(As Restated)
Interest expense, net	$6,230	$6,652	$11,118
as a percentage of net revenue	6.7%	9.0%	7.8%
Interest expense was $6.2 million for the 2022 Successor Period, $6.7 million for the 2022 Predecessor Period, and $11.1 million in the 2021 Predecessor Period. Interest expense remained consistent in the 2022 Successor and 2022 Predecessor Period. The decrease in interest expense in the 2022 Predecessor Period as compared to the 2021 Predecessor Period was attributable to the fact that the 2022 Predecessor Period represents only seven months of operations as compared to the 2021 Predecessor Period that represents twelve months of operations.
As of December 31, 2022, the Company had unpaid principal of $170.7 million and $14.1 million on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively, with a weighted average interest rate of 6.6% outstanding under the 2022 Credit Agreement. As of July 27, 2022, Obagi had unpaid principal of $128.8 million, with an interest rate of 8.5% outstanding under the Predecessor 2021 Credit Agreement, which was paid in full in connection with the closing of the Business Combination. As of December 31, 2021 (Predecessor Period), the Company had unpaid principal of $124.2 million with an interest rate of 8.5%.

Loss on Extinguishment of Debt

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Loss on extinguishment of debt	$—	$—	$2,317
No loss on extinguishment of debt was recorded in the 2022 Successor Period or the 2022 Predecessor Period. Loss on extinguishment of debt for the 2021 Predecessor Period was $2.3 million related to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021.
Change in Fair Value of Derivative Warrant Liabilities

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Change in fair value of derivative warrant liabilities	$(6,793)	$—	$—
Change in fair value of derivative warrant liabilities for the 2022 Successor Period was $6.8 million related to the remeasurement of the fair value of the warrants at the end of the reporting period following the Business Combination. No change in fair value of derivative warrant liabilities was recorded for 2022 Predecessor Period or for the 2021 Predecessor Period.
Gain on PPP Loan Forgiveness

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Gain on PPP loan forgiveness	$—	$—	$(6,824)
No gain on PPP Loan forgiveness was recorded for the 2022 Successor Period and 2022 Predecessor Period. For the 2021 Predecessor Period, the Predecessor recognized a gain of $6.8 million associated with the forgiveness of the PPP Loan borrowed in 2020. See “Item 8. Financial Information—Note 8. Debt.”
Loss on Write-off of Loan Receivable

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Loss on write-off of loan receivable	$—	$—	$2,555
No Loss on write-off of loan receivable was recorded for the 2022 Successor Period and the 2022 Predecessor Period and $2.6 million was recorded for the 2021 Predecessor Period.

Other Income, Net

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)			(As Restated)
Other (income) expense, net	$(798)	$(971)	$(817)
Other expense (income), net was $0.8 million for the 2022 Successor Period and $1.0 million for the 2022 Predecessor Period. These amounts consisted primarily of losses related to foreign currency translation offset by general interest income. Other expense (income) remained consistent from the 2022 Predecessor Period to the 2022 Successor Period.
Income Tax (Benefit) Expense

	Successor (Waldencast)	Predecessor (Obagi)
	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands, except percentages)			(As Restated)
Income tax (benefit) expense	$(5,803)	$113	$9,602
Effective tax rate	4.6%	(0.6)%	(96.3)%
Income tax benefit was $5.8 million for the 2022 Successor Period, with a corresponding effective tax rate of 4.6% compared to an income tax expense of $0.1 million for the 2022 Predecessor Period, with a corresponding effective tax rate of (0.6)%. The change in the effective tax rate was driven by the change in pre-tax earnings.
Income tax expense was $9.6 million for the 2021 Predecessor Period, with a corresponding effective tax rate of (96.3)%. During the 2022 Predecessor Period, the Company recognized a valuation allowance of $14.1 million to account for the portion of the deferred tax asset that was more likely than not to not be realized due to a cumulative loss incurred in Obagi’s U.S. subsidiary over the three-year period ended July 27, 2022 (Predecessor Period), change in pre-tax earnings, and non-deductible transaction costs.
Comparison of the Years Ended December 31, 2021 and 2020 (Predecessor Periods)
The following tables summarize our consolidated statements of operations data, in dollars for the 2021 Predecessor Period and the 2020 Predecessor Period, and the dollar and percentage change between the respective years.

	Predecessor (Obagi)
	Year ended December 31,		2021 v. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Net revenue	$142,472	$94,428	$48,044	50.9%
Cost of goods sold	55,037	29,096	25,941	89.2%
Gross profit	$87,435	$65,332	$22,103	33.8%
Selling, general and administrative	82,968	60,421	22,547	37.3%
Research and development	6,092	4,383	1,709	39.0%
Total operating expenses	$89,060	$64,804	$24,256	37.4%
Operating (loss) income	$(1,625)	$528	$(2,153)	(407.8)%
Interest expense, net	11,118	6,281	4,837	77%
Loss on extinguishment of debt	2,317	—	2,317	100.0%
Gain on PPP Loan forgiveness	(6,824)	—	(6,824)	(100.0)%
Loss on write-off of loan receivable	2,555	—	2,555	(100.0)%
Other (income) expense, net	(817)	11	(828)	n.m.
Total other (income) expenses, net	8,349	6,292	2,057	32.7%
Loss before income taxes	$(9,974)	$(5,764)	$(4,210)	73.0%
Income tax (benefit) expense	9,602	(3,394)	12,996	(382.9)%
Net loss	$(19,576)	$(2,370)	$(17,206)	726.0%
n.m. = not meaningful
Net Revenue
The following tables provide our revenue by sales channel, as well as by revenue source and geographic region (based on the location of the end customer), for the periods presented.

	Predecessor (Obagi)
	Year ended December 31,		2021 v. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Revenue by Sales Channel
Direct sales	$68,181	$54,343	$13,838	25.5%
Distributors	68,578	34,181	34,397	100.6%
Net product sales	$136,759	$88,524	48,235	54.5%
Royalties	5,713	5,904	(191)	(3.2)%
Net revenue	$142,472	$94,428	$48,044	50.9%
Net revenue was $142.5 million and $94.4 million for the 2021 Predecessor Period and 2020 Predecessor Period, respectively.
The increase in direct sales in the 2021 Predecessor Period as compared to the 2020 Predecessor Period was primarily attributable to an increase in sales to the Physician Channel Provider and DTC in the U.S. via our e-commerce platform as many restrictions imposed by the COVID-19 pandemic were no longer in place. The increase in distributor sales was primarily driven by an increase in sales to the SA Distributor and other international distributors as well as lower sales in the 2020 Predecessor Period due to COVID-19. The Predecessor also generated royalty revenue from products sold under the Obagi name in Japan through license agreements. Royalty revenue was consistent in the 2021 Predecessor Period as compared to the 2020 Predecessor Period.

	Predecessor (Obagi)
	Year ended December 31,		2021 v. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Revenue by Geographic Region
North America	$79,122	$64,040	$15,082	23.6%
Rest of the World	57,637	24,484	33,153	135.4%
Net product sales	$136,759	$88,524	$48,235	54.5%
Royalties	5,713	5,904	(191)	(3.2)%
Net revenue	$142,472	$94,428	$48,044	50.9%
Net revenue from North America was $79.1 million and $64.0 million for the 2021 Predecessor Period and 2020 Predecessor Period, respectively. Net revenue from the Rest of the World was $57.6 million and $24.5 million for the 2021 Predecessor Period and the 2020 Predecessor Period, respectively.
The increase in net revenue from North America and the Rest of the World in the 2021 Predecessor Period as compared to the 2020 Predecessor Period was primarily attributable to an increase in sales to the Physician Channel Provider and DTC via our e-commerce platform in North America and an increase in sales to the SA Distributor and other international distributors in the Rest of the World.
Cost of Goods Sold

	Predecessor (Obagi)
	Year ended December 31,		2021 v. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Cost of goods sold	$55,037	$29,096	$25,941	89.2%
as a percentage of net revenue	38.6%	30.8%
Cost of goods sold was $55.0 million and $29.1 million for the 2021 Predecessor Period and 2020 Predecessor Period, respectively.
Cost of goods sold for the 2021 Predecessor Period of $55.0 million primarily consisted of (i) inventory cost of goods sold to customers of $47.0 million (ii) depreciation and amortization of product-related assets and supply agreements of $4.7 million, and (iii) freight and inventory inspection costs of $3.0 million. This compares to cost of goods sold in the 2020 Predecessor Period of $29.1 million, which primarily consisted of (w) inventory cost of goods sold to customers of $20.1 million, (x) depreciation and amortization of product-related assets and supply agreements of $4.7 million, (y) freight and inspection of inventory costs of $1.9 million and (z) inventory reserve provisions and write-offs of $1.3 million.
The increase in cost of goods sold was primarily attributable to the increase in customer demand in 2021 Predecessor Period. In addition, cost of goods sold as a percentage of revenue increased significantly due to the increase in cost of goods sold and the decrease in revenue related to the SA distributor as the Predecessor only recognized revenue to the SA distributor when the cash payments related to completed purchase orders were collected in full.

Selling, General and Administrative

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Selling, general and administrative	$82,968	$60,421	$22,547	37.3%
as a percentage of net revenue	58.2%	64.0%
SG&A expense was $83.0 million and $60.4 million for the 2021 Predecessor Period and the 2020 Predecessor Period, respectively.
SG&A expense for the 2021 Predecessor Period of $83.0 million primarily consisted of (i) employee related compensation of $45.0 million, (ii) selling, marketing, and distribution costs of $9.6 million, (iii) depreciation and amortization expense of $9.2 million, (iv) transaction costs and other professional fees of $9.1 million, and (v) office and administrative expenses of $8.9 million. This is compared to SG&A expense for the 2020 Predecessor Period of $60.4 million, which primarily consisted of (i) employee related compensation of $35.5 million, (ii) depreciation and amortization expense of $8.8 million, (iii) selling, marketing, and distribution costs of $6.8 million (iv) office and administrative expenses of $5.2 million and (v) professional fees of $1.8 million.
The increase in SG&A expense in 2021 Predecessor Period as compared to the 2020 Predecessor Period was primarily attributable to the increase in selling, marketing and distribution costs and transaction costs.
Research and Development

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Research and development	$6,092	$4,383	$1,709	39.0%
as a percentage of net revenue	4.3%	4.6%
R&D expense was $6.1 million and $4.4 million for the 2021 Predecessor Period and the 2020 Predecessor Period, respectively.
R&D expense for the 2021 Predecessor Period of $6.1 million primarily consisted of salaries and other employee related costs of $2.2 million and R&D expenses including product development and licensing cost of $3.3 million as compared to R&D expense in the 2020 Predecessor Period of $4.4 million, which primarily consisted of salaries and other employee related costs of $2.4 million and R&D expenses including product development and licensing cost of $1.6 million. The increase was primarily driven by an increase in R&D spend in the 2021 Predecessor Period.

Interest Expense, net

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Interest expense, net	$11,118	$6,281	$4,837	77.0%
as a percentage of net revenue	7.8%	6.7%
Interest expense increased by $4.8 million or 77.0% for the 2021 Predecessor Period compared to the 2020 Predecessor Period. The increase was primarily due to refinancing of Obagi’s debt in March 2021 at higher interest rates, as well as additional borrowings incurred from Wells Fargo in the latter half of the 2020 fiscal year.
Loss on Extinguishment of Debt

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Loss on extinguishment of debt	$2,317	$—	$2,317	100.0%

The loss on extinguishment of debt for the 2021 Predecessor Period was primarily related to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021.
Gain on PPP Loan Forgiveness

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Gain on PPP Loan Forgiveness	$(6,824)	$—	$(6,824)	100.0%
For the 2021 Predecessor Period, we recognized a gain of $6.8 million associated with the forgiveness of the PPP Loan borrowed in 2020.
Loss on Write-off of Loan Receivable

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Loss on write-off of loan receivable	$2,555	$—	$2,555	100.0%
For the 2021 Predecessor Period, we recognized a loss on write-off of loan receivable of $2.6 million and did not recognize a loss in the 2020 Predecessor Period.

Other (Income) Expense, Net

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Other (income) expense, net	$(817)	$11	$(828)	n.m.
Other income was $0.8 million for the year ended December 31, 2021. This amount consisted primarily of $0.2 million of losses related to foreign currency translation and $1.0 million of general interest income.
Other expenses for the year ended December 31, 2020 was immaterial.
Other income for the year ended December 31, 2021 increased by $0.8 million compared to the same period in 2020, primarily driven by an increase in general interest income.
Income Tax (Benefit) Expense

	Predecessor (Obagi)
	Year ended December 31,		2021 vs. 2020
	2021	2020	$ Change	% Change
(In thousands, except percentages)	(As Restated)	(As Restated)
Income tax (benefit) expense	$9,602	$(3,394)	$12,996	(382.9)%
Effective tax rate	(96.3)%	58.9%
Income tax expense was $9.6 million for the 2021 Predecessor Period, with a corresponding effective tax rate of (96.3)%, compared to an income tax benefit of $3.4 million for the 2020 Predecessor Period, with a corresponding effective tax rate of 58.9%. The change in effective tax rate was primarily driven by the change in pre-tax earnings, change in valuation allowance, and forgiveness of our Paycheck Protection Program loan.
Non-GAAP Financial Measures
In addition to our results of operations and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions, as they are similar to measures reported by our public competitors.
Adjusted gross margin and adjusted EBITDA are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. Adjusted gross margin and adjusted EBITDA are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Additionally, investors should not solely rely on our non-GAAP financial measures as they do not reflect our current or future cash requirements and working capital needs.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Adjusted Gross Profit and Adjusted Gross Margin
We define and calculate Adjusted gross profit as GAAP gross profit which excludes the impact of inventory fair value adjustments and the amortization of the fair value of the related party liability to Obagi China, which management believes is not reflective of core operating performance given the nature, size and non-recurring nature of the Business Combination, see “Item 8. Financial Information—Note 4. Business Combinations”. We define and calculate Adjusted Gross Margin as Adjusted gross profit as a percentage of net revenue. We adjust for these items because we do not believe they reflect normal, recurring activity, may obscure underlying business trends and make comparisons of long-term performance challenging.
The table below presents our Adjusted gross profit and Adjusted gross margin reconciled to our gross profit and gross margin, the closest GAAP measures for the periods indicated:

	2022
	Period from July 28 to December 31 (Successor)
(In thousands except for percentages)	Obagi	Milk		Waldencast (Total)

Net revenue (including related party net revenue of $17,219)	$61,090	$31,283		$92,373
Gross Profit	16,117	15,599	—	31,716
Gross Margin %	26.4%	49.9%		34.3%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	$(12,186)	$—		$(12,186)
Amortization of the inventory fair value adjustment	$6,759	$3,276		$10,035
Adjusted Gross Profit	$10,690	$18,875		$29,565
Adjusted Gross Margin %	17.5%	60.3%		32.0%
Adjusted EBITDA and Adjusted EBITDA Margin
We define and calculate adjusted EBITDA as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. We define and calculate adjusted EBITDA Margin as adjusted EBITDA as a percentage of net revenue.
Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include:
•Non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of goodwill, and foreign currency transaction loss (gain);
•Interest expense and income tax expense;
•Expenses that are not related to our underlying business performance, such as:
◦Transaction-related costs which includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees;
◦The gain on PPP Loan forgiveness which relates to the forgiveness of the full amount of a PPP Loan in June 2021;
◦Loss on extinguishment of debt, and loss on write-off of loan receivables which relates to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021 and the write-off of a loan receivable in 2021 that was later deemed uncollectible;
◦Gains/losses on disposal of assets;
◦Restructuring costs which relates to the relocation costs associated with the relocation of Obagi’s headquarters from California to Texas in 2022.

The table below presents our adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure for the periods indicated:

	2022					2021
	Period from July 28 to December 31 (Successor)				Period from January 1 to July 27 (Predecessor)	Year ended December 31 (Predecessor)
						(As Restated)
(In thousands except for percentages)	Obagi	Milk	Central costs	Waldencast (Total)	Obagi	Obagi

Net Loss	$(93,757)	$(13,773)	$(13,027)	$(120,557)	$(21,057)	$(19,576)
Adjusted For:
Depreciation and amortization	17,845	9,137	—	26,982	8,190	13,904
Interest expense, net	4,008	119	2,103	6,230	6,652	11,118
Income tax (benefit) expense	(5,803)	—	—	(5,803)	113	9,602
Stock-based compensation expense	4,373	1,011	2,352	7,736	—	—
Transaction-related costs (1)	358	170	8,844	9,372	5,841	5,244
COGS impact related to Inventory fair value adjustment (2)	6,759	3,276	—	10,035	—	—
Change in fair value of derivative warrant liabilities (3)	—	—	(6,793)	(6,793)	—	—
Change in fair value of interest rate collar (4)	—	—	592	592	—	—
Amortization of related party liability (5)	(12,186)	—	—	(12,186)	—	—
Foreign currency transaction loss (gain)	(329)	(181)	—	(510)	30	202
(Gain) loss on disposal of assets	—	—	—	—	35	52
Restructuring costs (6)	160	—	—	160	291	1,972
Loss on extinguishment of debt (7)	—	—	—	—	—	2,317
Gain on PPP Loan forgiveness (8)	—	—	—	—	—	(6,824)
Loss on write-off of loan receivable (9)	—	—	—	—	—	2,555
Loss on impairment of goodwill	68,715	—	—	68,715	—	—
Adjusted EBITDA	$(9,857)	$(241)	$(5,929)	$(16,027)	$95	$20,566
Net Revenue	$61,090	$31,283	$—	$92,373	$73,760	$142,472
Net Loss % of Net Revenue	(153.5)%	(44.0)%	N/A	(130.5)%	(28.5)%	(13.7)%
Adjusted EBITDA Margin	(16.1)%	(0.8)%	N/A	(17.4)%	0.1%	14.4%
(1) Includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to change in fair value of warrant liabilities and not definitively related to operations.
(4) Relates to interest rate collar and not definitively related to operations.
(5) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(6) Relates to the relocation costs associated with the relocation of Obagi’s headquarters from California to Texas.
(7) Relates to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021.
(8) Relates to the forgiveness of the full amount of a PPP Loan in June 2021.
(9) Relates to the write-off of a loan receivable in 2021 that was later deemed uncollectible.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity are proceeds from the Business Combination, including additional financing and 2022 PIPE Investment, as well as our borrowings from banks and cash flows from operations. In June 2022, the Borrower entered into the 2022 Credit Agreement with the

Lenders led by the Administrative Agent. See “Item 5. Waldencast’s Operating and Financial Review and Prospects—Recent Events” for further information on the 2022 Credit Agreement. The 2022 Credit Agreement provides the Company with the 2022 Term Loan of $175.0 million and 2022 Revolving Credit Facility of $14.1 million, with a borrowing capacity up to $50.0 million, for a total outstanding balance of $186.1 million at the Closing Date (July 27, 2022). The proceeds from the FPA and PIPE investments, along with the proceeds from the Term Loan and Revolving Credit Facility, were primarily used for the $587.7 million of consideration paid, net of cash acquired, for the Obagi and Milk Business Combinations, as well as for debt issuance costs of $6.3 million, to settle the outstanding balance on the Predecessor 2021 Credit Agreement of $4.3 million, and for cash used for working capital needs, including transaction-related expenses.
In response to the temporary loss in demand for Obagi products and drop in revenue early in the COVID pandemic, Obagi drew on the Predecessor 2018 Revolving Credit Facility, (as defined below) and increased its borrowing capacity by $10.0 million. Obagi also secured a $6.8 million PPP Loan, which was used in accordance with the PPP requirements and for which forgiveness was obtained in the second quarter of 2021. Overall, these financing activities resulted in net cash inflow of approximately $16.4 million in 2020 (excluding $2.0 million of dividends to Obagi’s then shareholder). In March 2021, Obagi was able to access additional credit by replacing the Predecessor 2018 Credit Agreement with the Predecessor 2021 Credit Agreement from a new syndicate of lenders. The Predecessor 2021 Credit Agreement included a term loan of $110.0 million and a revolving credit facility with borrowing capacity of up to $40.0 million. Obagi recorded a loss on termination of the Predecessor 2018 Credit Agreement of $2.3 million to loss on extinguishment of debt in the accompanying consolidated statement of operations and comprehensive loss during the 2021 Predecessor Period, which consisted of expensing unamortized debt issuance costs. The outstanding balance under the Predecessor 2021 Credit Agreement was paid in full upon the completion of the Business Combination.
We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities. We believe that net cash provided by our operating activities and existing cash and cash equivalents, including access to credit facilities, will be sufficient to fund our operations for the foreseeable future.
In September 2023, we entered into the 2023 Subscription Agreements with the 2023 PIPE Investors pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50.0 million investment by a stakeholder in Beauty Ventures, which was the beneficial holder of 21.6% of our Class A ordinary shares as of December 31, 2023. The remainder of the 2023 PIPE Investors were certain existing shareholders including Cedarwalk, certain members of the Sponsor, and Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68.0 million of proceeds were consummated on the First PIPE Closing Date, and the closings of Subscription Agreements relating to the remaining approximately $2.0 million occurred on the Second PIPE Closing Date, following receipt of regulatory approvals (the “PIPE Closings”). Following the PIPE Closings, we had a total of 122,152,112 Class A Shares issued and outstanding. No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
The 2023 Subscription Agreements for the 2023 PIPE Investors included the PIPE Lock-up pursuant to which the 2023 PIPE Investors agreed not to transfer or sell, during the respective lock-up period, any (i) 2023 PIPE Shares or (ii) the Lock-Up Shares. For 75% of the Lock-Up Shares, the lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the one-year anniversary of the applicable PIPE Closing Date. For 25% of the Lock-Up Shares, the lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the six-month anniversary of the applicable PIPE Closing Date.
If our net cash provided by operating activities and existing cash and cash equivalents are not sufficient to fund our operations in the future, or if we seek to expand or diversify through accretive acquisitions, we may need to seek additional credit or raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. If we are required to seek additional credit, our ability to in-license new technologies, develop future products or expand our pipeline of products could all be negatively impacted, which would have an adverse effect on our ability to grow our business and remain competitive. Further, we may decide to raise additional proceeds by issuing equity securities or securities that are convertible into our equity. If we sell such securities, investors may be materially diluted as a result of such offerings. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, we may be required to relinquish potentially valuable rights to our future products or proprietary technologies or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.
As of December 31, 2022 we had cash and cash equivalents of $8.7 million.
2022 Credit Agreement
In June 2022, the Borrower entered into the 2022 Credit Agreement with the Lenders led by the Administrative Agent. The 2022 Credit Agreement provides us with the 2022 Term Loan of $175.0 million and the 2022 Revolving Credit Facility, which an aggregate principal amount of up to $7.5 million may be available, at Borrower’s option, in the form of letters of credit. A total principal amount of $186.1 million was outstanding under the 2022 Credit Agreement at the Closing Date (July 27, 2022). The Term Loan and the Revolving Credit Facility will mature in July 2026. In September 2022, the Borrower entered into a Technical Amendment to Credit Agreement with the Administrative Agent to cure a technical error and clarify when the first amortization payment under the 2022 Credit Agreement is due and payable. See “Recent Events” for a description of waivers granted and amendments to the 2022 Credit Agreement after the 2022 Successor Period.
The Term Loan and the Revolving Credit Facility will mature in July 2026. We may elect to borrow either alternate base rate borrowings or term benchmark borrowings. Each Term Loan or Revolving Credit Facility draw that is an alternate base rate borrowing bears interest at an Alternate Base Rate (as defined in the 2022 Credit Agreement) plus the Applicable Rate (as defined in the 2022 Credit Agreement) of 2.5% per annum. Each Term Loan or Revolving Credit Facility that is a term benchmark borrowing bears interest at the Term SOFR Rate (as defined in the 2022 Credit Agreement), which resets monthly, plus 0.1% and the Applicable Rate of 3.5% per annum. In connection with the issuance of the 2022 Credit Agreement, we incurred $6.3 million of debt issuance costs.
As of December 31, 2022, we had an unpaid principal amount of $170.7 million, and unamortized debt issuance costs of $4.2 million on the Term Loan. The interest rate on the 2022 Term Loan was 7.9% and there was no accrued interest as of December 31, 2022 (Successor Period).
As of December 31, 2022, the current portion of the Term Loan and Revolver was $8.4 million and $14.1 million, respectively. The current portion of the unamortized debt issuance costs on the Term Loan and Revolver was $1.2 million and $1.2 million, respectively. The weighted-average interest rate on the Term Loan and Revolver was 6.6% and there was $0.1 million of accrued interest as of December 31, 2022 (Successor Period).
Predecessor 2021 Credit Agreement
In March 2021, Obagi settled the Predecessor 2018 Credit Agreement and entered into the Predecessor 2021 Credit Agreement with a new syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders. The Predecessor 2021 Credit Agreement included a term loan of $110.0 million (the “Predecessor 2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40.0 million (the “Predecessor 2021 Revolving Credit Facility”).
Both the Predecessor 2021 Term Loan and the Predecessor 2021 Revolving Credit Facility were due to mature in March 2026. The Predecessor 2021 Credit Agreement interest rate was calculated based on LIBOR plus applicable margin, as determined by Obagi’s leverage ratios, and was subject to LIBOR succession provisions. In connection with the issuance of the Predecessor 2021 Credit Agreement, Obagi incurred $6.4 million of debt issuance costs.
As of December 31, 2021 (Predecessor Period), Obagi had an unpaid principal amount of $109.2 million, and unamortized debt issuance costs of $3.9 million on the Predecessor 2021 Term Loan. The interest rate on the Predecessor 2021 Term Loan was 8.50% and there was no accrued interest as of December 31, 2021 (Predecessor Period). The outstanding balance under the Predecessor 2021 Credit Agreement was paid in full upon the completion of the Business Combination.
Predecessor 2018 Credit Agreement
In December 2018, Obagi entered into the Predecessor 2018 Credit Agreement with a syndicate of lenders, including Wells Fargo as administrative agent for the lenders. The Predecessor 2018 Credit Agreement included a term loan of $90.0 million (the “Predecessor 2018 Term Loan”) and a revolving credit facility with borrowing capacity of up to $35.0 million

(the “Predecessor 2018 Revolving Credit Facility”) which was due to mature in December 2023. In March 2021, Obagi replaced the Predecessor 2018 Credit Agreement with the Predecessor 2021 Credit Agreement from a new syndicate of lenders.
PPP Loan
In May 2020, Obagi received loan proceeds in the amount of $6.8 million under the PPP from MUFG Union Bank. The PPP, established as part of the CARES Act, provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1.00% as of December 31, 2020 (Predecessor Period). The accrued interest was $67,000 as of December 31, 2020 (Predecessor Period). The loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. Obagi used the proceeds for purposes consistent with the PPP and received approval from MUFG Union Bank for forgiveness of the full amount of the loan. In June 2021, Predecessor received approval from the Small Business Administration and MUFG Union Bank for forgiveness of the full amount of the PPP Loan. In February 2023, we were informed that the SBA wished to receive additional documentation regarding the PPP Loan. The PPP Loan is currently being reviewed by the SBA and we cannot predict the outcome of the review at this time. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Obagi Skincare Business” for further discussion.
Consolidated Cash Flow Data
The period from July 28, 2022 to December 31, 2022 (Successor Period) and the period from January 1, 2022 to July 27, 2022 (Predecessor Period):

	Successor (Waldencast)	Predecessor (Obagi)
(In thousands)	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022
Net cash used in operating activities	$(74,977)	$(10,037)
Net cash used in investing activities	$(544,367)	$(909)
Net cash provided by financing activities	$629,465	$3,883
Cash Flows from Operating Activities
Net cash used in operating activities was $75.0 million for the 2022 Successor Period, primarily driven by following:
•Net loss of $120.6 million resulting from the impact of higher operating expenses during the Successor Period primarily due to SG&A expenses and cost of goods sold following the Business Combination, partially offset by the revenue generated in the Milk Makeup segment, which was acquired in the 2022 Successor Period, although a large portion of this loss resulted from non-cash reconciling charges and did not impact the cash-flow, related to: (i) depreciation and amortization expenses of $27.0 million, (ii) stock based compensation of $7.7 million following the Business Combination and (iii) loss on impairment of $68.7 million subsequent to the Business Combination.
•Cash outflows resulting from the net change in operating assets and liabilities of $35.1 million, primarily driven by increases in inventories, the settlement of transaction expenses of $36.4 million related to the Business Combination, and an increase to accounts receivable due to extended payment terms granted to certain customers.
•Non-cash reconciling credits related to derivative warrant liabilities of $6.8 million and deferred income taxes of $5.8 million.
Net cash used in operating activities was $10.0 million for the 2022 Predecessor Period and was primarily driven by following:

•Net loss of $21.1 million resulting from the impact of significant operating expenses in excess of gross profit during the 2022 Predecessor Period;

These were offset primarily due to: (i) non-cash reconciling item related to depreciation and amortization expenses of $8.2 million and (ii) cash inflows resulting the net change in operating assets and liabilities of $1.9 million, primarily driven by increase decrease in inventories, other assets, accounts payable and other liabilities.
Cash Flows from Investing Activities
Net cash used in investing activities was $544.4 million for the 2022 Successor Period, primarily driven by cash paid in the amount of $587.7 million as part of our acquisition of Obagi Skincare and Milk Makeup, net of cash acquired. This amount was partially offset by the proceeds of $44.9 million from our trust account, which was released to us as part of the Business Combination.
Net cash used in investing activities was $0.9 million for the 2022 Predecessor Period, primarily driven by the increases in capital expenditures of $0.9 million.
Cash Flows from Financing Activities
Net cash provided by financing activities was $629.5 million for the 2022 Successor Period. The change was primarily driven by: (i) proceeds from the FPA and PIPE investments of $451.0 million, (ii) an increase in proceeds of $189.1 million from the 2022 Term Loan and Revolving Credit Facility, (iii) a decrease in repayment of $4.3 million for the Predecessor 2021 Term Loan, and (iv) a decrease in payment of $6.3 million for debt issuance cost.
Net cash provided by financing activities was $3.9 million for the 2022 Predecessor Period. The increase was primarily driven by an increase in proceeds of $6.0 million from the Predecessor 2021 Revolving Credit Facility, decrease in repayment of $1.4 million for the Predecessor 2021 Term Loan and decrease in payment of $0.7 million for debt issuance cost.
For the fiscal years ended 2021 and 2020 (Predecessor Period):

	Years ended December 31		2021 vs. 2020
	2021	2020
(In thousands, except percentages)	(As Restated)	(As Restated)	$ Change	% Change
Net cash provided by (used in) operating activities	$3,529	$(7,431)	$10,960	(147.5)%
Net cash used in investing activities	$(3,787)	$(1,707)	$(2,080)	121.9%
Net cash provided by financing activities	$5,162	$14,319	$(9,157)	(63.9)%
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities increased by $11.0 million, or 147.5%, for the year ended December 31, 2021 (Predecessor Period) compared to the same period in 2020, primarily due to a net increase of $16.8 million in cash provided in connection with operating assets and liabilities, primarily resulting from: (i) favorable changes in accounts receivable due to new customers in China, (ii) increased sales and the timing of payments received from customers and (iii) favorable changes in accounts payable as a result of the timing of payments. These were partially offset by net cash used related to: (i) increases in inventory to meet the higher forecasted sales for the 2021 Predecessor Period, (ii) higher net loss of $17.2 million resulting from the impact of higher operating expenses during the period due to higher SG&A expenses, which was partially offset by the net effect of non-cash items of $11.3 million, primarily including, (a) gain related to the forgiveness of the PPP Loan borrowed in 2020 (See “Item 8. Financial Information— Note 8. Debt”), (b) loss on extinguishment of debt related to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021, (c) loss on write-off of loan receivable (See “Item 8. Financial Information—Note 2. Restatement and Reclassifications”) and (d) changes in deferred income taxes.
Cash Flows from Investing Activities
Net cash used in investing activities increased by $2.1 million, or 121.9%, for the year ended December 31, 2021 compared to the same period in 2020, which was attributable primarily to a non-recourse, uncollateralized short-term promissory note of $2.5 million lending to a third party (see “Item 8. Financial Information—Note 12. Supplemental Balance Sheet Disclosures”) as well as increases in capital expenditures of $0.2 million to build our online sales capabilities to reduce the impact caused by the closure of businesses due to COVID-19. Property, plant and equipment expenditures decreased $0.6 million year over year.
Cash Flows from Financing Activities
Net cash provided by financing activities decreased by $9.2 million, or 63.9%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the increase in (i) repayments of our 2018 Revolving Credit Facility of $35.0 million; (ii) repayments of the 2018 Term Loan of $63.1 million; (iii) payment of debt issuance costs of $5.4 million for the 2021 Credit Agreement; (iv) decreased borrowings under the 2018 Revolving Credit Facility of $9.0 million and (v) the PPP Loan of $6.8 million as a result of partial recovery from COVID-19 as discussed above, which were partially offset by the 2021 Credit Agreement that included term loan proceeds of $110.0 million.
Critical Accounting Estimates
The preparation of our audited annual consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances at the time. We periodically review our estimates and make adjustments when facts and circumstances dictate. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows.
An accounting estimate policy is considered to be critical if it requires an estimate to be made based on assumptions about matters that are highly uncertain at the time it is made. An accounting estimate policy is also considered critical if our audited consolidated financial statements could be materially impacted by (i) reasonable, alternative estimates or (ii) changes in the accounting estimates that are reasonably likely to occur on a periodic basis. We believe that our critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our audited consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with the financial statements and the notes thereto within this Report.
We believe the following critical accounting policies, estimates and assumptions may have a material impact on our reported financial condition and operating performance and may involve significant levels of judgment to account for highly uncertain matters or are matters susceptible to significant change.
Revenue Recognition
We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which establishes principles for recognizing revenue at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. Our revenue is derived from two main sources: (1) product sales and (2) royalties from brand name licensing.
Revenue from the sale of products to customers is recognized at a point in time when control of the product transfers to the customer, based on assessment of payment and shipping terms impacting our right to payment, transfer of legal title, physical possession, and assumption of risks and rewards. When promotional products, such as samples and testers, are provided by the Company to its customers at the same time as a related saleable product, the cost of these promotional products are recognized as cost of sales at the same time as the revenue for the related product is recognized.
Royalty revenue from the licensing arrangements is recognized when the product sale occurs.
We sell products directly to consumers via our e-commerce platforms, to distributors in the U.S. and internationally, and through retailers. Our distributors may resell products to retailers, spas or other end consumers.
To determine when to recognize revenue under ASC 606, in cases where we sell products to the Physician Channel Provider or distributors who then resell the products to end customers, we use judgment to determine which party controls the products and when that control transfers from us to the distributor. We analyze various factors including our ability to direct products physically held by distributors, when title and risk of loss transfers, and who ultimately manages the relationship with the end customer. When we are able to direct products physically held by a distributor – such as determining which end customers’ orders are fulfilled when there is limited product inventory – we conclude that the distributor does not control the product for purposes of ASC 606 until we relinquish those abilities.
In addition, Obagi’s distributors charge fees for certain services that they render to us. The services provided are in connection with the distribution of our products and include packing and shipping, marketing and advertising, monitoring product reviews, providing customer service, and generating data and analytical reports on product sales. Fees to distributors for these services are recognized as a reduction to revenue because the services provided are typically not distinct from the distributors’ purchase of products.
Typically, customers are required to pay either in advance or between 30 and 90 days from delivery of the product or invoicing. However, in certain circumstances, we offer extended payment terms to customers. In addition, certain customers may not comply with formal payment terms specified in their written agreements with us. When the period between the transfer of control of the products and payment is expected to be greater than one year, we adjust the promised amount of consideration for the effects of a significant financing component. When contracts contain a significant financing component in which we are effectively financing the customer, a portion of the transaction price is recognized as interest income rather than revenue using a discount rate that reflects the rate that would be used in a separate financing transaction between us and the customer. We exercise judgement to determine an appropriate interest rate considering the customer’s credit characteristics and current economic conditions. For the periods included in the financial statements in this Report, a 5% change in the discount rate would not have had a material impact on the amount of net revenue or interest income recorded.
When payment terms are significantly extended after the execution of a written agreement or a customer has a pattern of late or insufficient payments, we perform an assessment to determine whether it is probable that we will collect substantially all of the consideration owed to us from that customer. When making this assessment, we consider various factors including our history with the customer and the customer’s payment history, credit rating, current financial condition, and any known facts that could otherwise impact the customer’s intent or ability to pay us. If we determine that it is not probable that we will collect substantially all of the consideration owed by the customer, we record an impairment of the customer’s accounts receivable balance.
Customers place orders for products through separate purchase orders under our written agreements with them. If the written agreement with a customer does not meet all of the criteria for a contract under ASC 606, each purchase order for products is regarded as a separate contract between us and the customer. If we determine that it is not probable that we will collect substantially all of the consideration from the customer, we generally recognize revenue for each purchase order only after we have transferred the related products and received all or substantially all of the payment for that purchase order.
Goodwill
We assess goodwill annually on October 1st each year for impairment and at an interim date if indicators of a potential impairment exist. We have two goodwill reporting units, which we test for impairment at the reporting unit level.
Our initial review for impairment of goodwill includes considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If we determine that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is then performed to identify goodwill impairment.
Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The fair value of our reporting units is determined using a combination of the discounted cash flow method under the income approach and the guideline public company method under the market approach. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by our management as of the measurement date. Under the discounted cash flow method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes the most recent projected long-term financial forecasts for revenue, earnings, capital expenditures and working capital. The discount rate used is intended to reflect the risks inherent in the future cash flows of the applicable reporting unit. Under the guideline public company method, we estimate fair value by using market multiples of various financial metrics observed for comparable public companies to the reporting unit.

The annual impairment test performed for the 2021 Predecessor Period and 2020 Predecessor Period did not indicate an impairment of goodwill when they were performed.
After the closing of the Business Combination during the Successor Period, we concluded that qualitative factors and circumstances indicated it was more likely than not that the fair value for our Obagi Skincare reporting unit was less than its carrying amount. As part of the restatement of historical financial results and reassessment of projected revenue and earnings from the Obagi Skincare reporting unit, management determined there was a decline in financial performance compared to previously projected results at the time of the acquisition. See “Item 8. Financial Information—Note 2, Restatement and Reclassifications.” Therefore, we performed a quantitative goodwill impairment test for the associated reporting unit immediately after the acquisition date. As a result, we recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment in the 2022 Successor Period, as reflected in the financial statements. Management further determined that there was no additional impairment analysis needed for the October 1 annual impairment test.

As of December 31, 2022, the Obagi Skincare reportable segment had a goodwill balance of $199.5 million after an impairment charge of $68.7 million was recorded following an impairment test conducted in July 2022. As a result, the fair value of the Obagi Skincare reportable segment currently equals the carrying value. The Obagi business continues to face challenges with respect to meeting the forecasts for the business created at the time it was acquired. If we are not successful in addressing these challenges, the projected revenue growth rates or operating margins could fail to grow in accordance with current expectations and result in a further decrease in the fair value of the Obagi Skincare reportable segment below the carrying value. In addition, the fair value of the Obagi Skincare reportable segment could also be negatively impacted by market conditions including inflation, the valuation of its competitors and/or a market capitalization decrease as a result of the restatement of our financial statements for certain Predecessor Periods or other factors, which could result in an additional indicator of impairment.

The Milk Makeup segment had a goodwill balance of $135.1 million as of December 31, 2022. We have not performed a quantitative review of the reporting segment since the Business Combination, as qualitative factors and circumstances did not indicate that the fair value of the reporting unit was less than the carrying value and on that basis management concluded that there was no change in the fair value. As a result, the goodwill balance for the reporting unit has not changed. However, if our Milk Makeup business is unable to meet projected future results, as compared to the forecasts for the business created at the time of the Business Combination, there could be a possibility of an impairment of the goodwill. The fair value of the segment could also be negatively impacted by a shift in gross margin of the business as a result of competition or inflation or could be negatively impacted by the valuation of its competitors.

Further impairment charges, if any, may be material to our results of operations and financial position. See Item 3A, "Risk Factors–Impairment of our significant intangible assets may reduce our profitability."
Deferred Tax Assets (and Related Valuation Allowance)
We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If we determine that deferred tax assets may be able to be recognized in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. This requires management to make judgments and estimates regarding: (i) the timing and amount of the reversal of taxable temporary differences; (ii) expected future taxable income; and (iii) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could adversely affect our financial statements. A valuation allowance of $7.9 million was recorded as of December 31, 2022 (Successor Period) and has been provided for on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. As of December 31, 2021 (Predecessor Period), the Company had recorded a valuation allowance of $14.1 million. See “Item 8. Financial Information—Note 16, Income Tax Benefit.”
The valuation allowance will be reduced at such time as management believes it is more-likely-than-not that the deferred tax assets will be realized. The exact timing and amount of a valuation allowance release are subject to change on the basis of the future level of profitability and changes in tax laws. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease in income tax expense for the period the release is recorded.
Business Combinations
When we acquire a business, the total purchase consideration provided is allocated to the identifiable assets and liabilities of the acquired business at their estimated respective fair values. Any excess consideration of the fair value of purchase consideration over the fair values of assets acquired and liabilities assumed is recognized as goodwill.
Significant management judgments and assumptions are required in determining the fair value of assets acquired and liabilities assumed. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows, useful lives and discount rates. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received and may not exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. If outside of the measurement period, any subsequent adjustments are recorded in our consolidated statements of operations and comprehensive loss.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, for so long as we remain an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.
Recent Accounting Pronouncements
See “Item 8. Financial Information—Note 3. Summary of Significant Accounting Policies” for more information regarding recent accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates, foreign exchange and inflation.
Interest Rates
We have interest rate risk with respect to our indebtedness. As of December 31, 2022 (Successor Period), we had an aggregate face value of $184.8 million of outstanding indebtedness, all of which has variable interest rates. A one percent increase or decrease in the annual interest rate on our variable rate borrowings of $184.8 million would have increased or decreased our annual cash interest expense by approximately $1.8 million.
To mitigate interest rate risk in connection with the variable rate loans under the 2022 Credit Agreement, we entered into an interest rate collar with Wells Fargo for a notional value of $160.0 million and a fixed cash payment of $0.8 million. Under the terms of the interest rate collar, we are required to pay Wells Fargo if the monthly secured overnight financing rate (“SOFR”)-based interest rate falls below the defined interest rate floor of 2.55%; conversely, we are entitled to receive payment from Wells Fargo if the SOFR-based interest rate rises above the defined interest rate cap of 5.25%. Settlement in cash occurs, if contractually required, until termination of the agreement in October 2024, and the variable interest rate is reset on the last day of each month. See “Item 8. Financial Information—Note 10.—Financial Instruments” for more details on the interest rate collar.

Foreign Exchange Fluctuations
We transact business in multiple currencies worldwide, of which the most significant currency for the 2022 Predecessor Period, 2021 Predecessor Period and 2020 Predecessor Period was the U.S. dollar. Our international revenue, as well as costs and expenses dominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. As of December 31, 2022, the effect of a hypothetical 10% change in foreign currency exchange rates would not have been material to our financial condition or results of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations to date; however, we continue to monitor the effects of the global macroeconomic environment, including inflationary pressures. Generally, we have been able to introduce new products at higher prices, increase prices on select products and implement other operating efficiencies to sufficiently offset cost increases.
Trend Information
Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our current directors and executive officers as of the date of this Report:

Name	Age	Position
Executive Officers/Directors
Michel Brousset	51	Chief Executive Officer and Class III Director
Hind Sebti	44	Chief Growth Officer
Philippe Gautier	56	Chief Financial Officer and Chief Operating Officer
Non-Employee Directors
Felipe Dutra	58	Class III Director
Cristiano Souza	49	Class II Director
Sarah Brown	60	Class I Director
Juliette Hickman	49	Class II Director
Lindsay Pattison	50	Class I Director
Zack Werner	34	Class I Director
Aaron Chatterley	57	Class II Director
Simon Dai	32	Class III Director
Executive Officers
Michel Brousset has served as a director on our Board and our Chief Executive Officer since January 2021. Mr. Brousset has more than 25 years of experience leading, operating and building global brands at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG) where he worked to launch and build iconic brands across multiple geographies. Most recently, Mr. Brousset founded Waldencast Ventures LP (“Waldencast Ventures”), a holding company and investment vehicle, in 2019 and has been the Chief Executive Officer since its inception. Waldencast Ventures partners with, creates, incubates and accelerates next-generation and early-stage beauty and wellness brands. Mr. Brousset has led investments in the current and former Waldencast Ventures portfolio companies.

Prior to founding Waldencast Ventures, Mr. Brousset was the Group President of L’Oréal’s Consumer Products Division in North America from July 2016 to April 2019. In this role, Mr. Brousset managed each of the Presidents of key L’Oréal brands and the Presidents and cross-functional teams of L’Oréal Canada CPD and L’Oréal Caribe, as well as the heads of supply chain, finance, human resources (“HR”), information technology (“IT”), legal, research and development (“R&D”) and consumer and market intelligence (“CMI”). As the Group President of L’Oréal’s Consumer Products Division in North America, Mr. Brousset led multiple strategic initiatives and acquisitions.
Additionally, Mr. Brousset was the Chief Executive Officer and Managing Director of L’Oréal U.K. & Ireland between July 2013 and July 2016, where he managed a broad portfolio of brands and all the divisions of L’Oréal for the U.K, and Ireland. In addition, he managed across all functional areas including supply chain, finance, HR, IT, CMI, legal and regulatory. Mr. Brousset also spent nearly 14 years at Procter & Gamble in various marketing and brand management roles across North America and Western Europe.
Mr. Brousset currently serves as a member of the board of directors of several Waldencast Ventures portfolio companies. Our Board has implemented guidelines, pursuant to which, unless and until we and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Brousset will spend on average at least 90% of his monthly average working time providing services to us, such that a maximum of 10% may be spent to provide services to Waldencast Ventures. Mr. Brousset holds a B.S. in Economics from the Universidad del Pacífico in Peru and an M.B.A. from the University of North Carolina - Kenan-Flagler Business School.
Hind Sebti has served as our Chief Operating Officer since February 2021. Ms. Sebti has more than 20 years of experience leading and managing beauty brands across multiple categories and stages during her tenures at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG). Ms. Sebti co-founded Waldencast Ventures alongside Mr. Brousset in 2019. Ms. Sebti brings in-depth knowledge and understanding of the beauty industry as well as consumer insights to identify and invest in the next-generation beauty brands. Importantly, Ms. Sebti plays a key role in helping portfolio brands scale, leveraging her extensive multi-category and brand management experience. Previously, Ms. Sebti also served as Chief Executive Officer of Waldencast Brands, a subsidiary of Waldencast Ventures, to incubate and commercialize new brands, where she led the brand creation process, with a focus on creative and operational optimization, through all stages from conception and product development to go-to-market strategy. She remains involved in the business, however pursuant to guidelines implemented by the Board, unless and until we and Waldencast Ventures merge or otherwise become affiliated entities, Ms. Sebti will spend on average at least 80% of her monthly average working time providing services to us, such that a maximum of 20% may be spent to provide services to Waldencast Ventures.
Prior to Waldencast Ventures, Ms. Sebti held various leadership positions at L’Oréal from April 2013 to December 2018. She was the General Manager for Maybelline and Essie in the U.K. from July 2017 to December 2018. She also held the position of General Manager of professional haircare brands Redken, Pureology and Mizani from September 2015 to July 2017, where she focused on digitalization and consumer centricity to drive growth. Ms. Sebti began her tenure at L’Oréal as the Marketing Director of L’Oréal Paris and Consumer Division Category Director. Prior to L’Oréal, Ms. Sebti held various Business Leader and Brand Manager positions at Procter & Gamble in the U.K., Ireland and France across brands such as Olay Skin Care and Gillette Venus from January 2002 to March 2013. Ms. Sebti serves as a member of the board of directors of Cosmetic Executive Women U.K. and holds a Master’s. Ms. Sebti currently serves as Chairperson of the board of directors of Kjaer Weis, a Waldencast Ventures portfolio company. Degree in Industrial Engineering from The National Institute of Applied Science of Lyon.
Philippe Gautier Mr. Gautier joined the Company in October 2022. Prior to that, he most recently served as Group Chief Financial Officer at Selecta, a KKR portfolio company. Prior to Selecta, he spent five years as Group Chief Financial Officer and Operations, for SMCP, previously a KKR portfolio company and parent company of Parisian fashion labels Sandro, Maje, Claudie Pierlot and De Fursac. For more than a decade, Mr. Gautier served as Chief Financial Officer within the Kering Group for global brands Sergio Rossi and Puma in North America. Mr. Gautier began his career at HSBC asset management in Tokyo. Mr. Gautier holds a Master of Science in Management from HEC Paris.
Non-Employee Directors
Felipe Dutra has been a director and the executive chairman of the board of directors of Waldencast Acquisition Corp. since January 2021. Mr. Dutra served as the Chief Financial Officer at Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) from January 2005 to April 2020 and played an instrumental role in building AB InBev from a regional Brazilian brewer into the world’s largest brewer and a top five global consumer goods company according to sales through numerous landmark acquisitions. Mr. Dutra’s contributions to AmBev, AB InBev’s current subsidiary, stretch back to 1990. He held multiple leadership positions in Treasury and Finance at AmBev before being appointed to Chief Financial Officer in 2000. In addition to being a seasoned deal maker, over the course of his 15-year tenure as Chief Financial Officer of AB InBev, Mr. Dutra took on the additional role of Chief Technology Officer in 2014 to lead the company’s adoption of digital technology and implementation of data analytics. Mr. Dutra also served as a Board Director of AmBev (BOVESPA: ABEV) (NYSE: ABEV) from January 2005 to May 2020, Grupo Modelo from December 2010 to June 2013 and Budweiser APAC from September 2019 to June 2020. He holds a degree in Economics from Universidade Candido Mendes and an M.B.A. from Universidade de São Paulo in Brazil.
Cristiano Souza has been a director of Waldencast plc since January 2021. Mr. Souza is the managing partner at Zeno Equity Partners LLP (“ZEP”). Based out of the United Kingdom, ZEP is the investment manager of the Zeno Investment Fund (ZIF) (f/k/a Dynamo Investment Fund) an investment fund focused on long-term equity investments. Prior to becoming managing partner at ZEP, Mr. Souza spent 29 years as a partner of Dynamo Administração de Recursos and nine years as a partner of Dynamo Capital LLC, where he was an analyst and portfolio manager of funds managed and advised by both entities. Mr. Souza has a Bachelor’s degree in Economics from Candido Mendes University in Rio de Janeiro.
Sarah Brown has served as an independent director on our Board since March 2021. Ms. Brown’s work brings together the worlds of business, philanthropy, non-profit activism, and youth campaigning. She is the Founder and Chair of Theirworld, a global children’s charity based in London. She also serves as the Executive Chair of the U.S. non-profit Global Business Coalition for Education. Ms. Brown serves on the global board of UNICEF Executive Director’s Generation Unlimited. She is the Chief Executive Officer of the Office of Gordon and Sarah Brown established in 2010 following Gordon Brown’s Premiership in the U.K. Ms. Brown served as a Non-Executive Director of Harrods Group Holdings Ltd from 2012 until 2022. She holds a Bachelor’s of Science degree in Psychology from the University of Bristol.
Juliette Hickman has served as an independent director on our Board since March 2021. Ms. Hickman is a former investment analyst and investor at Capital World Investors, part of The Capital Group Companies. She joined The Capital Group in 1998 and held the role of investment analyst and investor initially focusing on the Global Beverage industry until 2020. Ms. Hickman has served as an independent director for Montanya Distillers since 2019 and an independent director for Keurig Dr. Pepper since January 2021. Ms. Hickman holds a Bachelor’s of Arts degree in Politics and Public Administration from the Nottingham Trent University and in 2022 gained a Postgraduate Certificate in Sustainable Business qualification from Cambridge University.
Lindsay Pattison has served as an independent director on our Board since March 2021. Ms. Pattison has years of experience in the fields of marketing, advertising and business-transformation. She was appointed in 2018 as the global Chief Client Officer at WPP PLC (“WPP”), a leading marketing services organization. Previously, Ms. Pattison was GroupM’s, and then WPP’s, Chief Transformation Officer. She was the Global Chief Executive Officer of Maxus, a WPP media agency, from 2014 until 2021. Her experience also includes roles at Young and Rubicam and PHD Media, as well as a client-side role with Sony Ericsson. She serves on the board of directors at the communications company Chime Ltd and at the international design agency Design Bridge. She served twice on the WEF Global Agenda Council on the Future of Media. As a passionate and vocal campaigner for gender equality, she launched ‘Walk the Talk,’ an initiative to help senior women at Maxus to thrive and make progress in their careers - a program now adopted globally by WPP. She sits on WPP’s Inclusion Council and Risk Committee. Ms. Pattison holds a Bachelor’s of Arts in English Literature from the University of Stirling and completed the TLC Leaders Program, a leadership course delivered by members of the faculty of Harvard Business School.
Zack Werner has served as an independent director on our Board since March 2021. Mr. Werner founded The Maze Group in 2016, a highly technical strategic consultancy focused on data architecture and driving growth through digital marketing. Maze partners with private equity owned and public clients such as LVMH, HelloFresh, JC Penney, General Electric, and Pat McGrath Labs to optimize customer acquisition, conversion rate, and retention as well as provide strategies around technology platform and infrastructure transformation. The Maze Group also partners with private equity clients to co-invest in consumer companies. Mr. Werner also started his career at Universal Music Group from 2011 until 2013, where he focused on digital distribution deals, customer relationship management and integrated marketing systems. In addition, in 2017, Mr. Werner became an advisor for Stadium Goods, a sneaker and streetwear marketplace, to oversee e-commerce and growth.
Simon Dai has served as a director on our Board since the consummation of the Business Combination. Mr. Dai has served on the board of directors of Obagi since September 2019, including as its Chairman since July 2020, and has led several investments in the healthcare space. Since January 2020, Mr. Dai has served as the Co-Chairman and Chief Executive Officer of Presbia PLC, a medical device company focused on the development of the presbyopia-correcting lens, an innovative solution for the common age-related loss of the ability to read or focus on near objects. He also co-founded Oxford MEStar in October 2013, a spin-out company from the Institute of Biomedical Engineering of Oxford University specializing in automation solution, serving as its Chief Executive Officer from October 2016 until August 2020. Previously, Mr. Dai focused on impact investing at Bill & Melinda Gates Foundation, where he was a Liaison Officer based in Ethiopia. Mr. Dai received a BA in Sociology from Manchester University, an MSc. in Finance from the London School of Economics and an MBA from the UCLA Anderson School of Management.
Mr. Dai has been appointed to our Board of by Cedarwalk pursuant to the Investor Rights Agreement, dated as of July 27, 2022, by and among us, Cedarwalk and CWC Skincare Ltd. as guarantor of Cedarwalk’s obligations thereunder (the “Investor Rights Agreement”). For additional information regarding the Investor Rights Agreement, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” in this Report.
Aaron Chatterley has served as an independent director on our Board since December 2021. Mr. Chatterley founded the web development company SP New Media in 1996, where he served as the Chief Executive Officer until selling the company in 2000. In 2005, Mr. Chatterley co-founded the online beauty retailer, feel unique, where he served as the Chief Executive Officer until April 2014. Mr. Chatterley led the partial sale of feel unique to Palamon Capital Partners in December 2012, as well as the sale of feel unique to LVMH/Sephora in September 2021. In addition, since 2016 Mr. Chatterley has served as a Non-Executive Director of Digital Jersey, an economic development agency, and currently serves as an audit and risk committee member. Mr. Chatterley also serves as an Ambassador for The Prince’s Trust Women Supporting Women, a youth charity organization.
Family Relationships
There are no family relationships between any of our executive officers and directors.
Board Diversity
Waldencast’s mission is to build a global best-in-class beauty and wellness operating platform by creating, nurturing, and scaling conscious, high growth, purpose-driven brands. Brands that aim to make the beauty industry a little better every day: more sustainable, more inclusive and more transparent.
For that reason, it is fundamental that our Board of Directors not only reflects our commitment to economic performance, but also our desire to create, nurture, and scale brands with a soul. Brands that marry purpose, art, beauty, and design with science, industry, and commerce to make the planet and the lives of those in it better. Our Board includes a variety of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity, and diversity of thought.
We firmly believe that a diverse Board with a range of views, insights, perspectives, and opinions will support good decision making and be of benefit to the Company’s shareholders and all other stakeholders. We are committed to reviewing objectives to further increase our Board diversity over time through annual performance reviews and the support of the Nominations and Corporate Governance Committee.

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
Part I: Gender Identity
	Female	Male	Non-Binary	Did not Disclose
Directors	3	6
Part II: Demographic Background
Underrepresented in Home Country Jurisdiction	4
LGBTQ+	1
Did Not Disclose Demographic Background	—

B.Compensation
Fiscal Year 2022 Executive Officer and Director Compensation
The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our executive officers with respect to the year ended December 31, 2022 was $3.5 million. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
In January 2021, the Sponsor purchased 7,187,500 Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share (the “sponsor shares”). In February 2021, the Sponsor transferred 20,000 Class B ordinary shares to each of our then-serving independent directors, Ms. Sarah Brown, Ms. Juliette Hickman, Ms. Lindsay Pattison and Mr. Zack Werner (the “Investor Directors”), resulting in the Sponsor holding 7,107,500 Class B ordinary shares. In March 2021, we effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Class B ordinary shares. As such, the Sponsor and the Investor Directors collectively owned 20% of our issued and outstanding shares upon consummation of our IPO. In connection with the Business Combination, 8,625,000 sponsor shares held by the Sponsor and Investor Directors converted automatically, on a one-for-one basis, into one Class A ordinary share in accordance with their terms.
We issued to Mr. Aaron Chatterley 20,000 Class A ordinary shares in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, in connection with the consummation of the Business Combination.
During the year ended on December 31, 2022, none of our directors received any cash compensation for services rendered to us.
Our 2022 Incentive Award Plan
Our 2022 Incentive Award Plan (the “2022 Plan”) became effective upon the closing of the Business Combination. Under the 2022 Plan we may grant eligible officers, employees, non-employee directors and consultants restricted share units (“RSUs”) and performance-vested share units (“PSUs”), restricted stock, non-qualified options or “Incentive stock options,” share appreciation rights (“SARs”), other stock-based awards (valued in whole or in part by reference to, or otherwise based on, our ordinary shares, including divided equivalents) and bonuses payable in fully vested ordinary shares and awards that are payable solely in cash. No award will be granted pursuant to the 2022 Plan on or after July 27, 2032, but awards granted before that date may extend beyond that date.
As of December 31, 2022 we had reserved a total of 16,134,716 Class A ordinary shares for issuance under the 2022 Plan subject to adjustment for changes in capitalization as provided under the 2022 Plan. The share reserve under the 2022 Plan will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) 3% of the total number of our Class A ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of our Class A ordinary shares determined by the plan administrator, including zero. All of our ordinary shares reserved for issuance under the 2022 Plan as of the Effective Date may be granted as incentive stock options.
Our 2022 Plan is administered by our Board, unless the Board appoints a committee of directors to administer certain aspects of the 2022 Plan. In August 2022, the Board appointed the Compensation Committee as the “plan administrator” of the 2022 Plan. Under the terms of the 2022 Plan, the exercise price of all options and stock appreciation granted under the 2022 Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of our related Class A ordinary shares on the date of grant, unless otherwise set forth in the applicable award agreement. Each stock option and free-standing SAR will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.
The plan administrator may grant RSUs, PSUs, restricted stock awards, stock options and SARs that are subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator in the applicable award agreement. The applicable individual award agreement may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a recipients’ termination of employment or service, or a recipient’s death or disability.
In the event that a “change in control” (as such term is defined in the 2022 Plan) occurs, each award granted under the 2022 Plan will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity).
Except as provided in the applicable award agreement, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a recipient’s employment or service is terminated without cause or by the recipient for good reason (if applicable) within 12 months following the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the 2022 Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at target performance levels.
The 2022 Plan provides the Board with the authority to amend, alter or terminate the 2022 Plan, but no such action may adversely affect the rights of any recipient with respect to outstanding awards without the recipient’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may adversely affect the rights of any recipient without the recipient’s consent. Shareholder approval of any such action will be obtained if required to comply with applicable law.
All awards will be subject to the provisions of any clawback policy implemented by us (including the policy adopted by us in November 2023 in accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act) to the extent set forth in such clawback policy, and will be further subject to such deductions and clawback as may be required to be made pursuant to any law, government regulation or stock exchange listing standard.
Grants Made to Executive Officers of the Company under the 2022 Plan
In August 2022, the Company granted our founders, Mr. Brousset and Ms. Sebti, stock options to purchase, in an aggregate, up to 11,500,000 Class A ordinary shares (the “Founder Options”). The Founder Options vest over a period of six years as follows: (a) 1,916,666 of such shares will vest on the first anniversary of the date of grant with an exercise price of $10.70 per share; (b) 1,916,666 of such shares will vest on the second anniversary of the date of grant with an exercise price of $11.45 per share; (c) 1,916,668 of such shares will vest on the third anniversary of the date of grant with an exercise price of $12.25 per share; and (d) the remaining 5,750,000 shares will vest on the sixth anniversary of the date of grant with an exercise price of $15.01 per share; in each case, subject to the recipient’s continued employment with the Company through the applicable vesting date unless otherwise provided in connection with certain terminations of employment. To the extent vested, Founder Options may be exercised at any time prior to the fifth (5th) anniversary of the applicable vesting date, unless otherwise provided in connection with certain terminations of employment. Upon exercise of any vested Founder Options with an exercise price of $10.70, $11.45 and $12.25, the respective founder will be required to hold the Class A ordinary shares for a minimum of twelve (12) months following the date of exercise, unless the respective founder’s employment is terminated on account of death or disability.
Our founders were also awarded RSUs in August 2022 with respect to 692,000 Class A ordinary shares, respectively (the “Founder RSUs”). The Founder RSUs will vest in full on the third anniversary of the date of grant, subject to their continued employment with the Company. In November 2022, the Company also granted RSUs with respect to 270,137 Class A ordinary shares to our executive officers, including our founders, in connection with the long-term incentive award program established for our employees for the year ended December 31, 2022 (the “2022 RSUs”). The 2022 RSUs were subject to achievement of either the net revenue or EBITDA goal established by the Compensation Committee for the year ended December 31, 2022. In June 2023, upon a recommendation of the Compensation Committee, the Board determined to waive the performance goals applicable to the 2022 RSUs held by certain of our employees, including those held by Mr. Gautier. Accordingly, Mr. Gautier’s 2022 RSUs will vest in three equal installments in 2023, 2024 and 2025, subject to the recipient’s continued employment with the Company, unless otherwise provided in connection with certain terminations of employment. With respect to the 2022 RSUs granted to our founders, the Board determined not to waive the performance goals applicable to the founders’ 2022 RSUs. Based on the financials prepared by the Company for the period ended

December 31, 2022, the Board has certified that the applicable performance goals have not been met and, accordingly, that the 2022 RSUs granted to our founders will not vest.
C.Board Practices
Composition of the Board of Directors
Our business and affairs are managed under the direction of our Board. As of the date of this Report, our Board consists of nine directors. Subject to the terms of the Investor Rights Agreement, our Constitutional Document provides that the number of directors on our Board will be fixed by our Board.
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of its business and structure, our Board focuses primarily on each person’s background and experience in order to provide an appropriate mix of experience and skills relevant to the size and nature of the business.
Pursuant to our Investor Rights Agreement with Cedarwalk, the Sponsor and CWC Skincare Ltd., the guarantor of Cedarwalk’s obligation thereunder, we have agreed to take all necessary action to cause our Board to be comprised of one director nominated by Cedarwalk for as long as Cedarwalk owns 5% of our then outstanding Ordinary Shares. Mr. Simon Dai has been elected as the initial director nominee of Cedarwalk, and serves as a Class III director. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for more information on the Investor Rights Agreement.
Classified Board of Directors
In accordance with the terms of our Constitutional Document, our Board may consist of no less than five, but no more than 15 natural persons, such number to be set by the Board by resolution from time to time. Our Board is divided into classes of directors that will serve staggered three-year terms. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our Board is divided among the three classes as follows:
•the Class I directors, which are Lindsay Pattison, Zack Werner and Sarah Brown, and their terms will expire at the first annual meeting of shareholders to be held after the consummation of the Business Combination, which is expected to be held January 18, 2024;
•the Class II directors, which are Aaron Chatterley, Juliette Hickman and Cristiano Souza, and their terms will expire at the second annual meeting of shareholders to be held after the consummation of the Business Combination; and
•the Class III directors, which are Michel Brousset, Felipe Dutra and Simon Dai, and their terms will expire at the third annual meeting of shareholders to be held after the consummation of the Business Combination.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in control our company.
Director Independence
As a result of our common stock being listed on The Nasdaq Capital Market, we are required to comply with the applicable rules of the exchange in determining whether a director is independent. We believe that each of Ms. Sarah Brown, Ms. Juliette Hickman, Ms. Lindsay Pattison, Mr. Zack Werner and Mr. Aaron Chatterley qualifies as “independent” as defined under the applicable Nasdaq rules.

Foreign Private Issuer Status
For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we will file semi-annual financial information on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events; and
•Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
Accordingly, there may be less publicly available information concerning our business, executive compensation and other matters than there would be if we were a U.S. public company. Additionally, certain accommodations in the Nasdaq corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards.
Committees of the Board of Directors
Our Board directs the management of our business and affairs, as provided by Jersey law, and conducts its business through meetings of our Board and standing committees. We have three standing committees - an audit committee, a compensation committee and a nominating and governance committee.
In addition, from time to time, special committees may be established under the direction of our Board when it deems it necessary or advisable to address specific issues. Copies of the charters for each committee are available on our website, www.waldencast.com, as required by applicable SEC and Nasdaq rules. The information on or available through our website is not deemed incorporated in this Report and does not form part of this Report.
Audit Committee
The audit committee’s responsibilities include, among other things:
•assisting board oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditors;
•the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
•pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
•reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
•monitoring compliance by the independent auditors with the audit partner rotation requirements contained in applicable laws and regulations;
•monitoring our compliance with the employee conflict of interest requirements contained in applicable laws and regulations;
•obtaining and reviewing a report from the independent auditors describing (i) all critical accounting policies and practices to be used; (ii) any critical audit matters arising from the current period audit; (iii) all alternative treatments of financial information that have been discussed by the independent auditors and management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; (iv) all other material written communications between the independent auditors and management, such as any management letter and any schedule of unadjusted audit differences; and (v) any material financial arrangements which do not appear on our financial statements;
•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures on a regular basis;
•obtaining and reviewing a report, at least annually, from our management, attested to by the independent auditors, assessing the effectiveness of our internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in our Annual Report on Form 20-F or Form 10-K, as applicable;
•meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor;
•reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
•reviewing with our legal advisors, when appropriate, any legal, regulatory matters, including any matters (i) that may have a material impact on our financial statements and (ii) involving potential or ongoing material violations of law or breaches of fiduciary duty by us or any of our directors, officers, employees, or agents or breaches of fiduciary duty to us.
The audit committee consists of Juliette Hickman, Sarah Brown and Zack Werner, with Juliette Hickman serving as chair. Our Board has determined that each of the members of the audit committee qualifies as independent under the Nasdaq rules applicable to members of our Board generally and under the Nasdaq rules and Exchange Act Rule 10A-3 specific to audit committee members and that each of the members of the audit committee meets the requirements for financial sophistication under the applicable Nasdaq rules. In addition, our Board has determined that Juliette Hickman qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation Committee
The functions of the compensation committee include:
•reviewing and approving compensation plans for the Company’s executive officers and recommending to the Board for approval.
•evaluating on an annual basis the performance of the Company’s executive officers, taking into consideration, among other things the short-term and long-term goals and objectives of the Company’s executive compensation plans and determining and approving the remuneration of our executive officers (other than our Chief Executive Officer and our Chief Growth Officer) and recommending to our Board the remuneration of our Chief Executive Officer and our Chief Growth Officer; in each case, based on such evaluations;
•reviewing and making recommendations to our Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to the Board’s approval;
•determining and approving any grants of equity awards to be made to eligible participants (other than our Chief Executive Officer and our Chief Growth Officer) and recommending to the Board for approval any equity awards to be made to our Chief Executive Officer and our Chief Growth Officer.
•implementing and administering our incentive compensation and equity-based remuneration plans;
•assisting management in complying with our proxy statement and annual report disclosure requirements and recommending to the Board for approval, if necessary;
•approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
•producing a report on executive compensation to be included in our annual report on Form 20-F or Form 10-K, as applicable;
•reviewing and approving the terms of any compensation “clawback” or similar policy or agreement between the Company and our executive officers or other employees, as deemed necessary or as required by applicable law; and
•reviewing, evaluating and recommending changes, if appropriate, to the remuneration for non-employee directors.
The compensation committee consists of Lindsay Pattison, Zack Warner and Juliette Hickman, with Lindsay Pattison serving as chair. Our Board has determined that each of the members of the compensation committee meets the independence requirements under Nasdaq and SEC rules. Our Board has determined that each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
The composition and function of the compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable.
Nominating and Corporate Governance Committee
The functions of the nominating and corporate governance committee include:
•identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by our Board, and recommending to our Board candidates for nomination for appointment at the annual general meeting or to fill vacancies on our Board;
•developing and recommending to our Board, and overseeing implementation of, our corporate governance guidelines;
•coordinating and overseeing the annual evaluation of our Board, as whole, and management, and evaluating and reporting to our Board on the performance and effectiveness of our Board and each of our committees; and
•reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.
The nominating and corporate governance committee consists of Sarah Brown, Aaron Chatterley and Lindsay Pattison, with Sarah Brown serving as the chair. Our Board has determined that each of the members of the nominating and governance committee meet the independence requirements under Nasdaq and SEC rules.
The composition and function of the nominating and governance committee comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or compensation committee.
D.Employees
Information pertaining to Waldencast plc’s employees is set forth in “Item 4 Information on the Company—4.B. Business Overview” of this Report.
E.Share Ownership
Information pertaining to Waldencast plc’s share ownership is set forth in “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders” of this Report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of December 31, 2023 by:
•each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that such person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of December 31, 2023, (the “record date”), there were 103,152,281 Class A ordinary shares (including 1,916,666 Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable or exercisable within 60 days of the record date, and 6,758 Class A ordinary shares subject to restricted stock units that are vested or will vest within 60 days of the record date, but have not yet been settled) and 20,847,553 Waldencast plc Class B ordinary shares issued and outstanding.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Class A ordinary shares	% of Class A ordinary shares outstanding	Class B ordinary shares(11)	% of Combined Voting Power(12)
5% Holders
Waldencast Long-Term Capital LLC (the Sponsor)(2)	23,066,666	21.6%	—	18.0%
Cedarwalk Skincare Ltd(3)	28,637,506	28.3%	—	23.5%
Zeno Investment Master Fund(4)	20,500,709	19.1%	—	16.0%
Burwell Mountain Trust(5)	11,826,110	11.2%	—	9.4%
Santa Venerina Inv. & Arbitrage Ltd.(6)	10,000,000	9.9%	—	8.2%
TRUXT Investimentos Ltda(6)	5,871,957	5.8%	—	4.8%
Main Post Growth Capital, L.P.	—	—	6,090,058	5.0%
Directors and Executive Officers
Sarah Brown	20,000	*	—	*
Aaron Chatterley	20,000	*	—	*
Juliette Hickman	20,000	*	—	*
Lindsay Pattison	20,000	*	—	*
Zack Werner	20,000	*	—	*
Michel Brousset(7)	6,592,780	6.3%	—	5.2%
Simon Dai	—	—	—	—
Hind Sebtia(8)	553,333	*	—	*
Philippe Gautier	6,758	*	—	*
Cristiano Souza(4)	20,500,709	19.1%	—	16.0%
Felipe Dutra(5)	—	—	—	—
All Waldencast plc directors and executive officers as a group (10 individuals)	27,753,580	24.9%	—	21.0%
*Less than one percent.

1.Unless otherwise noted, the business address for each of those listed in the table above is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

2.Reflects securities held directly by Beauty Ventures consisting of (i) 17,300,000 Class A ordinary shares and (ii) 5,766,666 Class A ordinary shares issuable upon exercise of warrants held by Beauty Ventures. Waldencast Long-Term Capital LLC, (the “Sponsor”), is the managing member of Beauty Ventures. The voting and investment power of the Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell Mountain Trust, and Zeno Investment Master Fund (f/k/a Dynamo Master Fund). Waldencast Ventures, LP is controlled by Michel Brousset. See footnote 8 for further details. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 5 for further details. Zeno Investment Master Fund is controlled by Cristiano Souza. See footnote 4 for further details.

3.This information is based on a Schedule 13D filed with the SEC on August 5, 2022 by Cedarwalk Skincare Ltd. (“Cedarwalk”). According to this Schedule 13D, Cedarwalk directly holds 28,237,500 Class A ordinary shares. CWC Skincare Ltd. (“CWC”) is the sole shareholder of Cedarwalk, and Sijue Dai is the sole shareholder of CWC and the Director of each of Cedarwalk and CWC. Each of CWC and Mr. Dai may be deemed to be the beneficial owner of 28,237,500 Waldencast Class A ordinary shares. The business address of each is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.

4.This information is based on a Schedule 13D/A filed with the SEC on December 1, 2023 by Zeno Investment Master Fund, (f/k/a Dynamo Master Fund) who beneficially owns 20,500,709 Class A ordinary shares. Zeno Equity Partners LLP, a British limited liability partnership, is the investment manager of Zeno Investment Master Fund. Cristiano Souza is the controlling shareholder of Zeno Equity Partners LLP. The business address of Zeno Equity Partners LLP, Zeno Investment Master Fund is 272 Kings Road, College House 3rd floor, London SW3 5AW.

5.This information is based on a Schedule 13D filed with the SEC on August 8, 2022 by Burwell Mountain Trust. According to this Schedule 13D, Burwell Mountain Trust directly holds 7,848,333 Class A ordinary shares and Private Placement Warrants exercisable for 3,977,777 Class A ordinary shares. Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust, has the sole voting and dispositive power over the shares held on behalf of the Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries. Burwell Mountain PTC LLC is an independent trustee over which Mr. Dutra has no control. The business address of each is 270 W. Pearl, Suite 103, Jackson, WY 83001. Burwell Mountain PTC LLC, as trustee of the Burwell Mountain Trust, pledged substantially all of the reported securities held by it pursuant to a loan agreement with customary default provisions. In the event of a default under the loan agreement, following such securities respective lock-up periods, the secured parties may foreclose upon any and all securities pledged to them.

6.The business address of Santa Venerina Inv. & Arbitrage Ltd. is East Bay Street, Nassau, Bahamas.

7.This information is based on a Schedule 13G filed with the SEC on January 31, 2023 by TRUXT Investimentos Ltda. According to this Schedule 13G, TRUXT Investimentos Ltda. may be deemed to have shared voting power with regard to 5,269,543 Waldencast Class A ordinary shares and shared dispositive power with regard to 5,871,957 Class A ordinary shares and Bruno de Godoy Garcia may be deemed to have shared voting and dispositive power with regard to 3,473,053 Waldencast Class A ordinary shares. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT Investimentos Ltda. The business address of each is Av. Ataulfo de Paiva, 153, 6 floor, Leblon, Rio de Janeiro, RJ, 22440-032 Brazil.

8.Waldencast Ventures, LP holds (i) 2,848,334 Class A ordinary shares, (ii) 1,977,779 Class A ordinary shares issuable upon exercise of the private placement warrants and (iii) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures, LP. As such, Mr. Brousset may be deemed to beneficially own the shares held by Waldencast Ventures, LP. Mr. Brousset also holds (i) 50,000 Class A ordinary shares and (ii) 1,383,333 stock options that are exercisable within 60 days of the record date for Class A ordinary shares, subject to a per share exercise price of $10.70 and an expiration date of August 12, 2028.

9.Ms. Sebti holds (i) 20,000 Class A ordinary shares and (ii) 533,333 stock options that are exercisable within 60 days of the record date for Class A ordinary shares, subject to a per share exercise price of $10.70 and an expiration date of August 12, 2028.

10.Mr. Gautier holds 6,758 Class A ordinary shares subject to restricted stock units that are vested or scheduled to vest within 60 days of the record date, but have not yet been settled as of the record date.
11.Class B ordinary shares are non-economic voting shares and may be exchanged, together with an equal amount of Waldencast LP Units, for Class A ordinary shares.

12.Includes both Class A ordinary shares and Class B ordinary shares.
B.Related Party Transactions
Waldencast
Sponsor Shares
In January 2021, the Sponsor purchased 7,187,500 Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share. In February 2021, the Sponsor transferred 20,000 Class B ordinary shares to each of the Investor Directors, resulting in the Sponsor holding 7,107,500 Class B ordinary shares. In March 2021, we effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Class B ordinary shares. As such, the Sponsor and the Investor Directors collectively owned 20% of our issued and outstanding shares upon consummation of our IPO.
In connection with the Business Combination, 8,625,000 sponsor shares held by the Sponsor and Investor Directors converted automatically, on a one-for-one basis, into one Class A ordinary share in accordance with their terms.
Forward Purchase Agreements
In connection with our IPO, on February 22, 2021, we, the Sponsor and Zeno entered into a Forward Purchase Agreement (the “Sponsor FPA”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell on December 20, 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Forward Purchase Agreement, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Class A ordinary shares and 5,333,333 warrants for an aggregate commitment amount of $160.0 million in connection with the closing of our initial business combination. In addition, we and Beauty Ventures entered into a Forward Purchase Agreement on March 1, 2021 (the “Third-Party FPA”, and together with the Sponsor FPA, the “FPAs,”) pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and up to 5,766,666 warrants for an aggregate commitment amount of $173.0 million, in connection with the closing of our initial business combination. Members of our Sponsor or their affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party FPA exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale. The FPA investments were consummated substantially concurrently with the consummation of the Business Combination.
The foregoing description of the FPAs and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, copies of which are attached as Exhibits 4.26-4.28 to this Report and the terms of which are incorporated by reference herein.
Private Placement Warrants
Simultaneously with the consummation of our IPO, the Sponsor purchased 5,933,333 private placement warrants at a purchase price of $1.50 per private placement warrant, or $8.9 million in the aggregate. Each private placement warrant entitles the holder to purchase one Class A ordinary share for $11.50 per share. The private placement warrants may not be redeemed by us so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the Units that were sold as part of our IPO. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

The private placement warrants are identical to the warrants included in the Units sold in our IPO, except that the private placement warrants: (i) are not redeemable by us, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the Class A ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including our Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of our initial business combination.
In connection with the Business Combination, each of the 5,933,333 private placement warrants converted automatically into a warrant to acquire one Class A ordinary share. The foregoing description of the private placement warrants is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.14 to this Report and the terms of which are incorporated by reference herein.
Registration Rights
The holders of the sponsor shares, private placement warrants, and warrants that were issued upon conversion of the Working Capital Loan (as defined below) (and any Class A ordinary shares issuable upon (i) the exercise of the private placement warrants, including the Working Capital Warrants (as defined below) and (ii) the conversion of the sponsor shares) are entitled to registration rights pursuant to a registration rights agreement dated March 15, 2021 (the “Legacy Registration Rights Agreement”) requiring us to register such securities for resale (in the case of the sponsor shares, only after conversion to our Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.
We, the Sponsor, the members of the Sponsor and certain of our shareholders, Obagi and Milk and certain of their respective affiliates entered into an amended and restated registration rights agreement, dated July 27, 2022 (the “Registration Rights Agreement”), pursuant to which we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain of our Class A ordinary shares and our other securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The Registration Rights Agreement amended and restated the Legacy Registration Rights Agreement and terminates with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).
In August 2022, we filed a registration statement on Form F-1 to register up to 121,120,063 Class A ordinary shares, consisting of (i) 8,545,000 Class A ordinary shares converted from the sponsor shares; (ii) 80,000 Class A ordinary shares converted from the founder shares held by the Investor Directors; (iii) 20,000 Class A ordinary shares issued to Aaron Chatterley in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, in connection with the consummation of the Business Combination; (iv) 28,237,506 Class A ordinary shares issued pursuant to the Obagi Merger Agreement; (v) 21,104,225 Class A ordinary shares issuable in exchange for 21,104,225 Class B ordinary shares pursuant to the Milk Equity Purchase Agreement; (vi) 11,800,000 Class A ordinary shares issued in the PIPE Investments; (vii) 33,300,000 Class A ordinary shares issued pursuant to the FPAs; and (viii) 18,033,332 Class A ordinary shares issuable in respect of the private placement warrants, pursuant to the Registration Rights Agreement.
The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.9 to this Report and the terms of which are incorporated by reference herein.
Related Party Notes and Advances
On January 12, 2021, we issued a promissory note to the Sponsor (the “January Note”), pursuant to which we could borrow an aggregate principal amount of $0.3 million. The note was non-interest bearing and payable on the completion of the IPO. There were no borrowings outstanding under the note at the closing of the IPO.
On August 18, 2021, we issued a promissory note to the Sponsor, pursuant to which we could borrow up to an aggregate principal amount of $1,500,000 from the Sponsor (the “Working Capital Loan”). The note was non-interest bearing, unsecured and due and payable in full on the earlier of (x) March 18, 2023 and (y) the date we consummated our initial business combination. On October 28, 2021, we drew down the entire available balance of the Promissory Note and the Sponsor deposited $1,500,000 in our operating bank account. As of July 27, 2022, we had a total aggregate principal amount of $1,500,000 in outstanding borrowings under the Convertible Working Capital Note. In connection with the closing of Business Combination, the Sponsor elected to convert $1,500,000 of the Working Capital Loan balance into warrants at a price of $1.50 per warrant for a total of 1,000,000 warrants (the “Working Capital Warrants”). The Working Capital Warrants issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder. Borrowings under the Convertible Working Capital Note are no longer available.
In addition, we issued working capital promissory notes to the Sponsor on (i) May 20, 2022, for up to $600,000 (“May Working Capital Note”) and (ii) July 15, 2022, for up to $450,000 (“July Working Capital Note” and, together with May Working Capital Note, the “Non-Convertible Working Capital Notes”), in each case, for working capital purposes. As of July 27, 2022, we had a total aggregate principal amount of $1,050,000 in outstanding borrowings under the Non-Convertible Working Capital Notes. In connection with the closing of Business Combination, the aggregate outstanding balance under the Non-Convertible Working Capital Notes of $1,050,000 was repaid to the Sponsor. Borrowings under the Non-Convertible Working Capital Notes are no longer available.
The foregoing description of the January Note, Working Capital Loan, May Working Capital Note and July Working Capital Note and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, copies of which are attached as Exhibits 4.24, 4.25, 4.30 and 4.31, respectively, to this Report and the terms of which are incorporated by reference herein.
Administrative Services Agreement
We entered into an agreement whereby, commencing on March 15, 2021, through the earlier of the consummation of a business combination or our liquidation, we agreed to pay the Sponsor a monthly fee of $0.01 million for office space, administrative, financial and support services. We incurred approximately $0.065 million in administrative expenses under the agreement through the Closing Date, but ceased to incur these fees following the completion of the Business Combination. As of December 31, 2022, there was no outstanding balance under the administrative services agreement.
Lock-Up Agreements
Pursuant to a Letter Agreement, dated March 15, 2021, between us and the initial shareholders of Waldencast Acquisition Corp., such shareholders agreed not to transfer, assign or sell any of their sponsor shares until the earlier to occur of: (A) one year after the Closing Date; and (B) following the Closing Date, (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (except with respect to permitted transferees). Any permitted transferees would be subject to the same restrictions and other agreements of the initial shareholders of Waldencast Acquisition Corp. with respect to any sponsor shares. Such Letter Agreement Lock-Up Provisions expired on July 27, 2023. See “Item 5. Waldencast’s Operating and Financial Review and Prospects—Recent Events—Lock-Up Restrictions” for more information on the Lock-Up Agreements.
In addition, pursuant to the Sponsor FPA, Burwell and Zeno agreed not to transfer, assign or sell any of their Class A ordinary shares according to the same Letter Agreement Lock-Up Provisions. Any permitted transferees would be subject to the same restrictions and other agreements as a purchaser under the Sponsor FPA. The Sponsor FPA lock-up period expired on July 27, 2023.

Pursuant to the 2023 Subscription Agreements, the 2023 PIPE Investors agreed not to transfer or sell, during the respective lock-up period, any (i) 2023 PIPE Shares or (ii) Class A shares held by such holder at or prior to the respective PIPE Closing Dates. For 75% of the Lock-Up Shares, the applicable lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the one-year anniversary of the applicable PIPE Closing Date. For 25% of the Lock-Up Shares, the applicable lock-up period means the period beginning on the applicable PIPE Closing Date and ending on the six-month anniversary of the applicable PIPE Closing Date.

Waiver and Agreement
In connection with the consummation of the Business Combination, we waived those certain provisions as contemplated by the Letter Agreement and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-Up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Business Combination.
In connection with such Waiver, we entered into that certain Waiver and Agreement, dated as of July 25, 2022, by and between us and Burwell (the “Waiver and Agreement”), to permit a pledge by Burwell of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance Burwell’s payment obligations under the Sponsor FPA in connection with the closing of the Business Combination. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement. We also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).
The foregoing description of the Waiver and Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.33 to this Report and the terms of which are incorporated by reference herein.
Indemnification Agreements
In connection with the Business Combination, we entered into indemnification agreements with each of our directors. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding. The foregoing description of the indemnification agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, copies of which are attached as Exhibits 4.15 to 4.23 to this Report and the terms of which are incorporated by reference herein.
Director Interests
Pursuant to Article 75 of the Jersey Companies Law and the Constitutional Document, any director of the Company who has, directly or indirectly, an interest in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which to a material extent conflicts or may conflict with the interests of the Company and of which the director is aware, is required to disclose to the Company the nature and extent of the director’s interest.
•Mr. Dutra and his descendants are eligible beneficiaries of Burwell Mountain Trust and should be regarded as interested accordingly in any transaction involving Burwell and its affiliates;
•the Investor Directors and Mr. Chatterley each owns 20,000 Class A ordinary shares and should be regarded as interested accordingly in any transaction involving such Class A ordinary shares;
•Simon Dai was nominated for appointment to our Board by Cedarwalk, pursuant to the Investor Rights Agreement, and should be regarded as interested accordingly in any transaction involving Cedarwalk and its affiliates; and
•Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures. Waldencast Ventures holds (a) 2,848,334 Class A ordinary shares; (b) 1,977,779 Class A ordinary shares issuable upon exercise of the private placement warrants; and (c) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset should be regarded as interested accordingly in any transaction involving such Class A ordinary shares, Waldencast Ventures and its affiliates.

As a matter of Jersey law, each director of the Company is under a duty to act honestly and in good faith with a view to acting in the best interests of the Company, regardless of any other directorship such director may hold. Each director is responsible for advising the board of directors in advance of any potential conflicts of interest.
2023 PIPE Transaction
2023 PIPE Transaction
In September 2023, we entered into the 2023 Subscription Agreements with the 2023 PIPE Investors, pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50 million investment by a Beauty Ventures stakeholder. The remainder of the 2023 PIPE Investors were certain existing shareholders, certain members of the Sponsor, Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68 million of proceeds was consummated in September 2023, with the closings of Subscription Agreements relating to the remaining approximately $2 million consummated in November 2023 (the “Closing Date”). The Subscription Agreements for the 2023 PIPE Investors provided for certain lock-up restrictions as described above under “Lock-up Agreements”.
The 2023 Subscription Agreements provide for certain registration rights pursuant to which Waldencast is required to, as soon as practicable but no later than 60 days following the SEC notice that the post-effective amendment filed in connection with the Company’s Registration Statement on Form F-1, has been declared effective, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, Waldencast is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies us that it will review the registration statement and (ii) the 10th business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. We must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the 2023 PIPE Investors no longer hold any registrable shares, (ii) the date all registrable shares held by the 2023 PIPE Investors may be sold without restriction under Rule 144 under the Securities Act and (iii) two years from the date of effectiveness of the registration statement.
The foregoing description of the 2023 Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the form of Subscription Agreement, the form of which is attached as Exhibit 4.38 to this Report on Form 20-F and incorporated by reference herein.
Obagi
Operational Support Services Agreement
In January 2018, Obagi Cosmeceuticals entered into an operational support services agreement with Obagi Holdco, Obagi Hong Kong and Obagi Shanghai Cosmeceuticals Co. Ltd., a subsidiary of Obagi Hong Kong (“Obagi Shanghai”), pursuant to which Obagi Cosmeceuticals provided certain services, including administrative and product related services, to the other signatories party thereto. The agreement terminated with respect to Obagi Hong Kong and Obagi Shanghai in connection with the Obagi China Distribution (as defined below). Under the agreement, which automatically renewed for a one-year term on January 1, 2021, Obagi Cosmeceuticals receives service fees in an amount equal to the sum of its costs incurred in the performance of such services plus five percent (5%). Total service fees paid to Obagi Cosmeceuticals were $1.1, $3.5 and $4.6 million for the 2022 Successor Period, 2022 Predecessor Period, and for the year ended December 31, 2021 (Predecessor Period), respectively.
Non-Exclusive Marketing Services Agreement
In August 2019, Obagi Holdco and Obagi Shanghai entered into a non-exclusive marketing services agreement, pursuant to which Obagi Shanghai provided certain sales and marketing services to Obagi Holdco in the PRC. Under the agreement, which terminated upon closing of the Business Combination, Obagi Shanghai received service fees in an amount equal to the sum of its costs incurred in the performance of such services plus five percent (5%). Total service fees paid to Obagi Shanghai were $2.1 and $2.6 million for the 2022 Predecessor Period, and for the year ended December 31, 2021 (Predecessor Period), respectively.

Shareholder Loan
In January 2019, Obagi paid approximately $2.0 million in accrued interest to a shareholder related to a shareholder loan, the principal of which was repaid in 2018 upon refinancing with a third-party syndicate of banks.
Registration with National Medical Products Administration in China
In June 2020, Cedarwalk paid approximately $4.1 million to register Obagi’s products with the National Medical Products Administration in China in exchange for 8,000,000 shares of Obagi common stock. This non-cash capital contribution was recorded as additional paid-in capital in Obagi’s consolidated statements of shareholders’ equity for the year ended December 31, 2020.
Obagi China Distribution
As a condition to the Obagi Merger Agreement, prior to the Closing Date, Obagi Holdco distributed to Obagi and then Obagi distributed to Cedarwalk of all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets pursuant to distribution agreements in the Obagi China Distribution. Prior to the Business Combination, the Obagi China Business had been conducted through Obagi Hong Kong and its subsidiaries. The following agreements were entered into in connection with the closing of the Business Combination: (a) that certain Transition Services Agreement, dated as of July 27, 2022, by and among Obagi certain of Obagi’s affiliates and Obagi Hong Kong, pursuant to which Obagi and certain of its affiliates will provide transition services to Obagi Hong Kong, (b) that certain IP License Agreement, dated as of July 27, 2022, by and among Obagi and Obagi Hong Kong pursuant to which Obagi will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the China Region, and (c) that certain Supply Agreement, dated as of July 27, 2022, by and between Obagi and Obagi Hong Kong pursuant to which Obagi will supply products to Obagi Hong Kong for distribution and sale in the China Region.
In connection with the consummation of the Business Combination, we entered into the Investor Rights Agreement (together with the Transition Services Agreement, Intellectual Property License Agreement, and Supply Agreement, the “Obagi China Related Party Agreements”).
Transition Services Agreement
Pursuant to the Transition Services Agreement, Obagi and certain of its affiliates will provide to Obagi Hong Kong and its affiliates certain transition services to enable Obagi Hong Kong to conduct Obagi-branded business as a going concern in the China Region. Obagi and certain of its affiliates will provide the transition services set forth under the Transition Services Agreement for up to twelve (12) months following the Closing Date, with an option for Obagi Hong Kong, in its sole discretion, to extend the service period for up to an additional twelve (12) months solely with respect to certain services relating to research and development. Obagi Hong Kong did not elect to extend the service period for such services and as a result the Transition Services Agreement expired in July 2023. Services were to be charged at the reasonable, fully-loaded costs of providing the services, once the value of the services provided exceeded a specified amount. Because the specified amount had not been exceeded, Obagi Hong Kong paid $0 in fees during the 2022 Predecessor Period and the 2022 Successor Period.
IP License Agreement
Under the IP License Agreement, Obagi will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the China Region, and Obagi will retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The license from Obagi to Obagi Hong Kong will include future intellectual property of Obagi relating to the Obagi brand in the worldwide business, including, but not limited to: (i) trademarks; (ii) domain names; (iii) patents; (iv) trade secrets and know-how; (v) copyrights; and (vi) product specifications and formulas.
The license will be perpetual, irrevocable, non-transferable and sublicensable, subject to: (x) a limited right of Obagi to terminate for an uncured material breach by Obagi Hong Kong that materially and adversely affects Obagi or the Obagi brand, in which case Obagi will purchase Obagi Hong Kong at a discount to fair market value based on an independent valuation procedure; (y) the right of either party to transfer the Intellectual Property License Agreement without consent of the other party to an affiliate or to a successor in interest in connection with any merger, business combination or other change of control transaction, or sale of a product or service line; and (z) a right of Obagi Hong Kong to sublicense to affiliates, Approved CMOs (as defined in the Supply Agreement) and other approved third parties. Upon the termination of the Intellectual Property License Agreement, at the written request of, Obagi Hong Kong shall promptly cease, and shall cause its sublicensees to promptly cease, all use of the Licensed IP Rights (as defined in the Intellectual Property License Agreement), subject to a non-exclusive right to use the Licensed IP Rights for a period of up to nine complete calendar months following the effective date of termination, in a manner consistent with past practice and in compliance with the terms and conditions of this Agreement, to sell off all inventory of China Products (as defined in the Intellectual Property License Agreement) to consumers in the China Region (and subject to the terms relating to royalties in the Intellectual Property License Agreement).
Pursuant to the terms of the IP License Agreement, Obagi Hong Kong will be obligated to pay Obagi a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions. Obagi Hong Kong paid royalty fees of $0.2 million during the 2022 Successor Period.
Obagi Supply Agreement
Pursuant to the Obagi Supply Agreement, Obagi will supply, or cause to be supplied through certain CMOs, products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong may purchase such products for distribution and sale in the China Region. The term of the Obagi Supply Agreement is perpetual, subject to termination for uncured material breach or termination in the event that the Intellectual Property License Agreement is terminated.
Investor Rights Agreement
Pursuant to the Investor Rights Agreement, Cedarwalk has the right to nominate one director for election or appointment to the Board for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast, and such appointee is initially Simon Dai, who serves as a director of Obagi, Obagi Holdco and Obagi Hong Kong. Upon such termination of the Supply Agreement:
•Obagi Hong Kong shall promptly refrain from using the Product Information File, the Specifications and the Confidential Information of Obagi (each as defined in the Supply Agreement);
•Obagi Hong Kong shall return to Obagi all documents relating to the Product Information File, Specifications and Confidential Information of Obagi Cosmeceuticals. The relevant costs shall be borne by the party who is responsible for the termination or the non-renewal of the Supply Agreement; and
•Unless the Supply Agreement is terminated by Obagi Hong Kong due to Obagi’s breach of its obligations related to the quality of the products, Obagi Cosmeceuticals shall complete the manufacturing of all products covered by firm orders and deliver them to the applicable recipient.
The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4.29 to this Report and the terms of which are incorporated by reference herein.
Milk
Milk receives certain administrative services from affiliated companies related through common ownership. Such amounts are included in rent and management fee expenses and amounted to $0.05 million for the 2022 Successor Period.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION

Waldencast plc
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	F-142

Consolidated Balance Sheets as of December 31, 2022 (Successor) and December 31, 2021 (Restated) (Predecessor)	F-143

Consolidated Statements of Operations and Comprehensive Loss for the period from July 28, 2022 to December 31, 2022 (Successor), for the period from January 1, 2022 to July 27, 2022 (Predecessor), for the year ended December 31, 2021 (Restated) (Predecessor), and for the year ended December 31, 2020 (Restated) (Predecessor)
F-144

Consolidated Statements of Shareholders’ Equity for the period from July 28, 2022 to December 31, 2022 (Successor), for the period from January 1, 2022 to July 27, 2022 (Predecessor), for the year ended December 31, 2021 (Restated) (Predecessor), and for the year ended December 31, 2020 (Restated) (Predecessor)
F-145

Consolidated Statements of Cash Flows for the period from July 28, 2022 to December 31, 2022 (Successor), for the period from January 1, 2022 to July 27, 2022 (Predecessor), for the year ended December 31, 2021 (Restated) (Predecessor), and for the year ended December 31, 2020 (Restated) (Predecessor)
F-146

Notes to Consolidated Financial Statements	F-148

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Waldencast plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waldencast plc and subsidiaries (the "Company") as of December 31, 2022 (Successor) and December 31, 2021 (Predecessor), the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for the period from July 28, 2022 to December 31, 2022 (Successor), January 1, 2022 to July 27, 2022 (Predecessor), the year ended December 31, 2021 (Predecessor), and the year ended December 31, 2020 (Predecessor), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 (Successor) and December 31, 2021 (Predecessor) and the results of its operations and its cash flows for the periods from July 28, 2022 through December 31, 2022 (Successor), January 1, 2022 through July 27, 2022 (Predecessor), and for each of the two years in the period ended December 31, 2021 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2021 and 2020 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying 2021 (Predecessor) and 2020 (Predecessor) financial statements have been restated to correct misstatements.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for leases in 2022 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California
January 15, 2024

We have served as the Company’s auditor since 2018.

WALDENCAST PLC
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31, 2022	December 31, 2021
		(As Restated)
	Successor (Waldencast)	Predecessor (Obagi)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,693	$12,794
Restricted cash	1,470	650
Accounts receivable, net	19,259	18,738
Related party accounts receivable (Note 17)	285	—
Inventories	54,384	21,611
Prepaid expenses	6,273	4,965
Other current assets	679	279
Total current assets	91,043	59,037
Property and equipment, net	8,328	1,198
Intangible assets, net	639,165	79,574
Goodwill	334,620	44,489
Right-of-use asset, net	16,384	—
Other non-current assets	535	288
TOTAL ASSETS	$1,090,075	$184,586
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$23,873	$12,680
Related party accounts payable (Note 17)	373	—
Current portion of lease liabilities	2,041	—
Current portion of long-term debt	20,095	15,442
Other current liabilities (including related party liability of $9,914 as of December 31, 2022)	26,123	12,683
Total current liabilities	72,505	40,805
Long-term debt, net	159,229	103,423
Derivative warrant liabilities	18,311	—
Long-term lease liabilities	17,882	—
Deferred income tax liabilities	22,250	548
Other non-current liabilities	—	571
TOTAL LIABILITIES	290,177	145,347
COMMITMENTS AND CONTINGENCIES (NOTE 18)
SHAREHOLDERS' EQUITY:
Predecessor common shares, 25,000,000 shares authorized; $0.50 par value, 8,000,002 shares issued and outstanding as of December 31, 2021	—	4,000
Successor preferred shares, 25,000,000 shares authorized, $0.0001 par value, none issued and outstanding	—	—
Successor Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 86,460,560 outstanding as of December 31, 2022	8	—
Successor Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 21,104,225 outstanding as of December 31, 2022	2	—
Additional paid-in capital	796,038	100,113
Accumulated deficit	(156,780)	(64,849)
Accumulated other comprehensive loss	(29)	(25)
TOTAL CONTROLLING SHAREHOLDERS' EQUITY	639,239	39,239
Noncontrolling interest	160,659	—
TOTAL SHAREHOLDERS' EQUITY	799,898	39,239
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,090,075	$184,586

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As Restated)	(As Restated)
	Successor (Waldencast)	Predecessor (Obagi)
Net revenue (including related party net revenue of $17,219 in the Successor period)	$92,373	$73,760	$142,472	$94,428
Cost of goods sold (including related party costs of $5,128 in the Successor period)	60,657	30,868	55,037	29,096
Gross profit	31,716	42,892	87,435	65,332
Selling, general and administrative	88,926	55,549	82,968	60,421
Research and development	1,796	2,606	6,092	4,383
Loss on impairment of goodwill	68,715	—	—	—
Total operating expenses	159,437	58,155	89,060	64,804
Operating (loss) income	(127,721)	(15,263)	(1,625)	528
Interest expense, net	6,230	6,652	11,118	6,281
Change in fair value of derivative warrant liabilities (Note 10)	(6,793)	—	—	—
Loss on extinguishment of debt (Note 8)	—	—	2,317	—
Gain on PPP Loan forgiveness (Note 8)	—	—	(6,824)	—
Loss on write-off of loan receivable	—	—	2,555	—
Other (income) expense, net	(798)	(971)	(817)	11
Total other (income) expenses, net	(1,361)	5,681	8,349	6,292
Loss before income taxes	(126,360)	(20,944)	(9,974)	(5,764)
Income tax (benefit) expense	(5,803)	113	9,602	(3,394)
Net loss	(120,557)	(21,057)	(19,576)	(2,370)
Net loss attributable to noncontrolling interests	(24,990)	—	—	—
Net loss attributable to Class A shareholders	$(95,567)	$(21,057)	$(19,576)	$(2,370)
Net loss per share attributable to Class A shareholders (Note 15):
Basic and Diluted	$(1.11)	$(2.63)	$(2.45)	$(0.30)
Shares used in computing net loss per share (Note 15):
Basic and Diluted	86,460,560	8,000,002	8,000,002	8,000,002

Net loss	$(120,557)	$(21,057)	$(19,576)	$(2,370)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(36)	96	(32)	16
Comprehensive loss	(120,593)	(20,961)	(19,608)	(2,354)
Comprehensive loss attributable to noncontrolling interests	(24,997)	—	—	—
Comprehensive loss attributable to Class A shareholders	$(95,596)	$(20,961)	$(19,608)	$(2,354)

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share data)

Shareholders' Equity Waldencast plc.
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders’ Equity
Successor	Shares	Amount	Shares	Amount
BALANCE—July 28, 2022	8,645,000	$1	—	$—	$174	$(61,213)	$—	$—	$(61,038)
Issuance of Class A ordinary shares upon release of Trust proceeds	4,478,054	—	—	—	44,882	—	—	—	44,882
Issuance of common shares in connection with the FPA investment	33,300,000	3	—	—	332,997	—	—	—	333,000
Issuance of common shares in connection with the PIPE investment	11,800,000	1	—	—	117,999	—	—	—	118,000
Issuance of common shares in connection with the Obagi and Milk Business Combination	28,237,506	3	21,104,225	2	292,250	—	—	185,656	477,911
Net loss	—	—	—	—	—	(95,567)	—	(24,990)	(120,557)
Stock-based compensation	—	—	—	—	7,736	—	—	—	7,736
Foreign currency translation adjustment	—	—	—	—	—	—	(29)	(7)	(36)
BALANCE—December 31, 2022	86,460,560	$8	21,104,225	$2	$796,038	$(156,780)	$(29)	$160,659	$799,898

Shareholders' Equity Obagi Global Holdings Limited
Predecessor
BALANCE—January 1, 2020 (as reported)	8,000,002	$4,000			$96,055	$(1,513)	$(9)		$98,533
Opening balance sheet restatement adjustments (Note 2)	—	—			—	(37,346)	—		(37,346)
BALANCE—January 1, 2020 (as restated)	8,000,002	4,000			96,055	(38,859)	(9)		61,187
Net loss (as restated)	—	—			—	(2,370)	—		(2,370)
Foreign currency translation adjustment	—	—			—	—	16		16
Non-cash contribution of trademarks	—	—			4,058	—	—		4,058
Dividends paid ($0.26 per share)	—	—			—	(2,044)	—		(2,044)
BALANCE—December 31, 2020 (as restated)	8,000,002	4,000			100,113	(43,273)	7		60,847
Net loss (as restated)	—	—			—	(19,576)	—		(19,576)
Foreign currency translation adjustment	—	—			—	—	(32)		(32)
Dividends paid ($0.25 per share)	—	—			—	(2,000)	—		(2,000)
BALANCE—December 31, 2021 (as restated)	8,000,002	4,000			100,113	(64,849)	(25)		39,239
Net loss	—	—			—	(21,057)	—		(21,057)
Foreign currency translation adjustment	—	—			—	—	96		96
Distribution of Obagi China Business	—	—			(13,113)	(188)	(71)		(13,372)
BALANCE—July 27, 2022	8,000,002	$4,000			$87,000	$(86,094)	$—		$4,906

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As Restated)	(As Restated)
	Successor (Waldencast)	Predecessor (Obagi)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(120,557)	$(21,057)	$(19,576)	$(2,370)
Adjustments to reconcile net loss to net cash
Cash (used in) provided by operating activities:
Stock-based compensation	7,736	—	—	—
Depreciation and amortization	26,982	8,190	13,904	13,421
Non-cash lease expense	740	—	—	—
Change in fair value of derivative warrant liabilities	(6,793)	—	—	—
Non-cash loss from change in fair value on interest rate collar	592	—	—	—
Loss on extinguishment of debt	—	—	2,317	—
Gain on PPP Loan forgiveness	—	—	(6,824)	—
Amortization of debt issuance costs	677	767	1,139	798
Amortization of related party liability	(12,186)	—	—	—
Deferred income taxes	(5,823)	90	9,374	(3,044)
Loss on impairment of goodwill	68,715	—	—	—
(Gain) Loss on disposal of equipment	(2)	35	52	—
Loss on write-off of loan receivable	—	—	2,555	—
Changes in operating assets and liabilities, net of impact of business combinations:
Accounts receivable	(204)	3,524	(5,057)	(16,661)
Related party accounts receivable	265	—	—	—
Inventories	6,382	(13,008)	(6,010)	4,441
Prepaid expenses	(213)	658	(1,097)	(1,919)
Other current assets and other assets	(250)	(352)	612	1,159
Accounts payable	(1,021)	9,635	9,647	(7,391)
Related party accounts payable	43	—	—	—
Operating lease liabilities	(724)	—	—	—
Other current liabilities and other liabilities	(39,336)	1,481	2,493	4,135
Net cash (used in) provided by operating activities	(74,977)	(10,037)	3,529	(7,431)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(247)	(248)	(863)	(653)
Capital expenditure on property and equipment	(1,340)	(661)	(424)	(1,054)
Advances for note receivable	—	—	(2,500)	—
Proceeds from trust account	44,883	—	—	—
Acquisition of Obagi Business Combinations, net of cash acquired	(465,010)	—	—	—
Acquisition of Milk Business Combinations, net of cash acquired	(122,653)	—	—	—
Net cash used in investing activities	(544,367)	(909)	(3,787)	(1,707)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PIPE investments	118,000	—	—	—
Proceeds from FPA investments	333,000	—	—	—
Proceeds from term loan	175,000	—	110,000	—
Repayment of term loan	(4,348)	(1,375)	(72,455)	(9,370)

See accompanying notes to consolidated financial statements.

Proceeds from revolving credit facility	14,117	6,000	20,000	29,000
Repayment of revolving credit facility	—	—	(44,000)	(9,000)
Proceeds from PPP Loan	—	—	—	6,750
Payment of debt issuance costs	(6,304)	(742)	(6,383)	(1,017)
Payment of dividends	—	—	(2,000)	(2,044)
Net cash provided by financing activities	629,465	3,883	5,162	14,319
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	10,121	(7,063)	4,904	5,181
Effect of foreign exchange rates on cash and cash equivalents	(36)	96	(32)	—
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	78	13,444	8,572	3,391
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$10,163	$6,477	$13,444	$8,572

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$152	$3	$—	$9
Interest	5,550	5,053	10,014	5,449

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures in accounts payable and accruals	$406	$43	$86	$—
Capital contribution of trademarks	—	—	—	4,058
Obagi China Distribution to shareholder	—	13,113	—	—
Issuance of ordinary shares for Obagi Business Combinations	277,824	—	—	—
Issuance of ordinary shares for Milk Business Combinations	200,087	—	—	—
Conversion of promissory note to warrants	650	—	—	—

See accompanying notes to consolidated financial statements.

Waldencast plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, except share and per share data)
1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Successor
Waldencast plc (“Waldencast”), formerly known as Waldencast Acquisition Corp., is a Jersey company. Waldencast was originally incorporated on December 8, 2020 as a Cayman Islands exempted company and a blank check company solely for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 18, 2021, Waldencast consummated an initial public offering of 34,500,000 units (the “IPO”), with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”) to acquire one Class A ordinary share (together, a “Unit”), at $10.00 per Unit.
In connection with the Business Combination (as defined below), on July 26, 2022, with the approval of Waldencast’s shareholders, and in accordance with the Cayman Companies Act (the “Cayman Act”), the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”) and Waldencast’s amended and restated memorandum and articles of association, Waldencast effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law (by means of filing a memorandum and articles of association with the Registrar of Companies in Jersey), pursuant to which Waldencast’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey (the “Domestication”). Upon the effective time of the Domestication, Waldencast Acquisition Corp. was renamed Waldencast plc.
On July 27, 2022 (the “Closing Date”), Waldencast acquired Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively “Milk”) (the “Business Combination”), as described below in “Note 4. Business Combinations.” Following the Business Combination, the Company (as defined below) conducts its business through the following reportable segments: (i) Obagi Skincare and (ii) Milk Makeup.

Obagi is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market. Obagi provides cosmetic, over-the-counter (“OTC”) and prescription products.

Milk Makeup develops and sells cosmetic, skin care and other beauty products. The brand creates vegan, cruelty-free, clean formulas from its Milk headquarters in downtown New York City. Milk’s products are offered through its U.S. website, www.milkmakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East, Australia, Cult Beauty, and ASOS online.
As a result of the Business Combination, Waldencast is organized as an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast Partners LP (“Waldencast Partners LP”), a Cayman Islands exempted limited partnership and indirect subsidiary of Waldencast, which is an entity that is classified as a partnership for U.S. federal income tax purposes.
Predecessor
Obagi Global Holdings Limited is a holding company incorporated in the Cayman Islands that conducts all operations through its wholly-owned subsidiaries. Obagi is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market. Obagi provides cosmetic, OTC and prescription products.
In November 2020, the Board of Directors of Obagi approved (i) an increase in the number of Obagi’s authorized ordinary shares from 50,000 to 25,000,000, (ii) an issuance of 4,000,000 ordinary shares to ZhongHua Finance Acquisition Fund I, L.P. (“ZhongHua”), and (iii) a two-for-one stock split of Obagi’s issued and outstanding ordinary shares (in combination with the share issuance to ZhongHua, the “Stock Split”), all of which became effective on December 2, 2020. Obagi was held by a single shareholder, and the share issuance to ZhongHua was deemed akin to a stock split. All share, per share amounts and related shareholders’ equity balances presented herein have been retroactively adjusted to reflect the impact of the Stock Split.
On July 15, 2021, ZhongHua, Obagi’s sole shareholder, transferred its shares to its affiliate, Cedarwalk Skincare Ltd. (“Cedarwalk”), which became the new sole shareholder of Obagi. This transfer between affiliates did not result in any change of control.
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed all of the outstanding shares of its subsidiary, Obagi Hong Kong Limited (“Obagi Hong Kong” or “Obagi HK”) to its shareholder, Cedarwalk (the “Obagi China Distribution”). All sales of Obagi products in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) prior to the Business Combination had been conducted through Obagi Hong Kong and its subsidiaries (the “Obagi China Business”), which were not acquired by Waldencast in the Business Combination.
Basis of Presentation
Waldencast has prepared the accompanying consolidated financial statements pursuant to generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
In accounting for the Business Combination, Waldencast was deemed to be the legal and the accounting acquirer (referred to as the “Successor”), however, Obagi was deemed to be the predecessor entity for financial reporting purposes (referred to as the “Predecessor”). Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi and Milk were recorded at their fair values measured as of the acquisition date, which created a new basis of accounting.
This change in accounting basis is represented in the accompanying consolidated financial statements by a black line, which appears between the columns entitled Successor and Predecessor in the financial statements and in the relevant accompanying notes. The black line signifies that the consolidated financial statements presented for the Company after the Closing Date (the “Successor Period”) are presented on a measurement basis different from those for the period prior to the Closing Date (the “Predecessor Periods”). As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor Periods (which only includes Obagi, including the Obagi China Business, through July 27, 2022) and for the Successor Period (which includes Waldencast and its subsidiaries from July 28, 2022 to December 31, 2022) are presented on a different basis of accounting and are, therefore, not comparable.
Unless the context requires otherwise, the “Company” refers to Obagi for periods prior to the Business Combination and to Waldencast together with its consolidated subsidiaries, as the Successor for periods after the Business Combination.

2.RESTATEMENT AND RECLASSIFICATIONS
Restatement of Previously Issued Financial Statements

During the year ended December 31, 2023, management of the Company (“Management”) and the audit committee of the Company’s Board of Directors (“the Board”), conducted an internal review, with the assistance of legal and accounting advisors, pertaining to certain accounting practices used by Obagi in connection with the recognition of revenue from sales of Obagi products to its Southeast Asia Distributor (the “SA Distributor”) in Vietnam, transactions with other Obagi distributors, both within and outside the U.S., as well as other accounting issues. Management and the audit committee identified misstatements in the previously issued consolidated financial statements as of December 31, 2021 and for the years ended December 31, 2021 and 2020 (Predecessor Periods) as described below.

As a result, the Company has restated the accompanying consolidated balance sheet as of December 31, 2021 (Predecessor Period) and consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for the years ended December 31, 2021 and 2020 (Predecessor Periods) from amounts previously reported.

Description of Restatement Adjustments

A summary of the restatement adjustments are as follows:

(a)Net revenue – The Company identified misstatements primarily relating to distributor fees and the recognition of revenue from three of Obagi’s distributors: the SA Distributor, Obagi’s exclusive supplier for the physician-dispensed channel in the U.S. (“Physician Channel Provider”), and the distributor for Obagi’s U.S. e-commerce platforms (“U.S. Online Marketplace Distributor”). The following table summarizes the impact of the restatement to net revenue:

(In thousands)	Year ended December 31, 2021	Year ended December 31, 2020
Distributor fees for services (1)	$(39,146)	$—
SA Distributor (2)	(14,220)	1,709
Physician Channel Provider (3)	(8,191)	8,591
US Online Marketplace Distributor (4)	(1,773)	60
Other adjustments (5)	(267)	(77)
Total net revenue adjustments	$(63,597)	$10,283

1.Distributor fees for services – Obagi’s distributors charge fees for certain services they render. The Predecessor (Obagi) had recorded these service fees as selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses. Management subsequently determined these service fees should have been recognized as a reduction to net revenue, as the additional services provided by distributors were not distinct from the distributors’ purchase of Obagi products. This resulted in an overstatement of net revenue of $39.1 million and corresponding overstatements of SG&A expenses and R&D expenses of $37.1 million $2.0 million, respectively, for the year ended December 31, 2021 (Predecessor Period). The misstatement had no impact to net income or cash flows for the year ended December 31, 2021 (Predecessor Period). There was no similar accounting misstatement identified for the year ended December 31, 2020 (Predecessor Period).

2.SA Distributor – The Predecessor historically recognized revenue for products sold to Obagi’s SA Distributor upon shipment of the products. Management determined that the SA Distributor revenue should have been recognized when Obagi had no remaining performance obligations and received substantially all of the consideration related to each purchase order in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This resulted in an overstatement of accounts receivable of $24.8 million as of December 31, 2021 (Predecessor Period), an overstatement of net revenue of $14.2 million for the year ended December 31, 2021 (Predecessor Period), and an understatement of net revenue of $1.7 million for the year ended December 31, 2020 (Predecessor Period).

3.Physician Channel Provider - The Predecessor historically recognized revenue for products sold in the physician dispensed, or Direct-to-Physician (“DTP”), channel upon the transfer of products to the Physician Channel Provider. Management determined that although the products were transferred to the Physician Channel Provider, the Physician Channel Provider did not obtain actual control of the products until immediately prior to selling through to the physician customer. Therefore, revenue should have been recognized only immediately prior to transfer of products to physicians (i.e., when the products were sold to the physicians) rather than when they were transferred to the Physician Channel Provider. In addition, the Physician Channel Provider charged fees for certain services rendered by it (as discussed above) and the Predecessor recorded these service fees as SG&A and R&D expenses, instead of as a reduction to net revenue. As a result of these items, there was an overstatement of net revenue of $8.2 million, an understatement of cost of goods sold of $0.4 million, an overstatement of SG&A of $7.1 million, an overstatement of accounts receivable of $14.8 million, and an understatement of inventory of $2.0 million as of and for the year ended December 31, 2021 (Predecessor Period). For the year ended December 31, 2020 (Predecessor Period) this resulted in an understatement of revenue of $8.6 million, an understatement of cost of goods sold of $2.6 million, and an overstatement of SG&A of $4.9 million.

4.U.S. Online Marketplace Distributor – The Predecessor agreed to nonstandard payment terms in its contracts with the U.S. Online Marketplace Distributor and allowed for payments over a period of time that exceeded 365 days until final payment of an invoice. Management subsequently identified misstatements to revenue recognition relating to the significant financing component of such arrangement, timing of revenue, and incorrect accounting of shipping activities. The net impact of these misstatements resulted in an overstatement of net revenue of $1.8 million, an understatement of other income of $1.0 million and an understatement of deferred revenue of $0.7 million as of and for the year ended December 31, 2021 (Predecessor Period) and an understatement of net revenue of $0.1 million for the year ended December 31, 2020 (Predecessor Period).

5.Other net revenue adjustments – Other net revenue adjustments were individually and in the aggregate insignificant for the years ended December 31, 2021 and 2020 (Predecessor Periods).

(b)Cost of goods sold – The following table summarizes the impact of the restatement to cost of goods sold:

(In thousands)	Year ended December 31, 2021	Year ended December 31, 2020
Physician Channel Provider (1)	$374	$2,552
Inventory obsolescence provision (2)	(583)	665
Other - adjustments (3)	1,882	1,254
Total net cost of goods sold adjustments	$1,673	$4,471

1.Physician Channel Provider – As described above in (a)3, Management determined that it should have recognized revenue and cost of goods sold for products sold to the Physician Channel Provider immediately prior to the transfer of products to the physicians, which resulted in understatements of costs of goods sold as set forth in the table above.

2.Inventory obsolescence provision – The Company did not appropriately adjust the inventory reserve for obsolete inventory. In connection with the restatement, the Company corrected its historical inventory obsolescence provision. This resulted in an overstatement of cost of goods sold of $0.6 million for the year ended December 31, 2021 (Predecessor Period) and an understatement of $0.7 million for the year ended December 31, 2020 (Predecessor Period).

3.Other net cost of goods sold adjustments – The Predecessor historically recorded certain promotional products in marketing expenses. Management determined that it should have recorded such promotional products in inventory and cost of goods sold, which resulted in understatements of costs of goods sold as set forth in the table above. The other net cost of goods sold adjustments related to the understatement of cost of goods sold were insignificant both individually and in the aggregate for the years ended December 31, 2021 and 2020 (Predecessor Periods).

(c)SG&A expenses – The following table summarizes the impact of the restatement to SG&A expenses:

(In thousands)	Year ended December 31, 2021	Year ended December 31, 2020
Distributor fees for services (1)	$(37,075)	$—
Physician Channel Provider (2)	(7,065)	(4,891)
Computer software (3)	1,323	472
Prepaid expenses (4)	(732)	1,827
Other - adjustments (5)	(974)	(546)
Total SG&A adjustments	$(44,523)	$(3,138)

1.Distributor fees for services – As described above in (a)1, the Predecessor had incorrectly recorded certain payments to distributors for services on a gross basis in net revenue which caused an overstatement of SG&A expenses.

2.Physician Channel Provider – As described above in (a)3, the Predecessor had recorded fees for certain services to the Physician Channel Provider in SG&A expenses as opposed to a reduction to net revenue, which cause an overstatement of SG&A expenses.

3.Computer software – As described below in (j), the Predecessor historically capitalized certain computer software expenses that should have been expensed as incurred. This adjustment resulted in understatements of SG&A expenses of $1.3 million and $0.5 million for the years ended December 31, 2021 and 2020 (Predecessor Periods), respectively.

4.Prepaid expenses – As described below in (h)1 through (h)2, the Predecessor historically capitalized certain expenses primarily related to marketing and advertising activities. Obagi should have expensed these items in the period in which the expenses were incurred. These misstatements resulted in an overstatement of SG&A expenses of $0.7 million for the year ended December 31, 2021 (Predecessor Period) and an understatement of $1.8 million for the year ended December 31, 2020 (Predecessor Period).

5.Other SG&A adjustments – As described in (b)3, management determined that it should have recorded certain promotional products in cost of goods sold instead of marketing expenses, which resulted in an overstatement of SG&A expenses as set forth in the table above. The other SG&A adjustments were individually and in the aggregate insignificant for the years ended December 31, 2021 and 2020 (Predecessor Periods).

(d)R&D expenses

1.Distributor fees for services – As described above in (a)1, the Predecessor had incorrectly recorded fees for certain services in R&D expenses as opposed to a reduction to net revenue, which caused an overstatement of R&D expenses.

2.Prepaid expenses – As described below in (h), Obagi should have expensed certain costs that were previously capitalized related to R&D activities. These misstatements resulted in understatements of R&D expenses of $1.2 million and $0.5 million for the years ended December 31, 2021 and 2020 (Predecessor Periods), respectively.

3.Other R&D expense – The other R&D expense misstatements were individually and in the aggregate insignificant for the years ended December 31, 2021 and 2020 (Predecessor Periods).

(e)Other expenses (income), net - As described above in (a)4, the Predecessor did not adjust the transaction price for a significant financing component in its contract with the U.S. Online Marketplace Distributor.

(f)Accounts receivable, net – The following table summarizes the impact of the restatement to accounts receivable, net:

(In thousands)	As of December 31, 2021
SA Distributor (1)	$(24,821)
Physician Channel Provider (2)	(14,796)
Uncollectible loan receivable (3)	(2,500)
Other adjustments (4)	(2,512)
Total accounts receivable, net adjustments	$(44,629)

1.SA Distributor – As described above in (a)2, the Company restated revenue for products sold to the SA Distributor and adjusted the overstatement of accounts receivable, net.

2.Physician Channel Provider – As described above in (a)3, the Company restated revenue for products sold in the DTP channel and adjusted the overstatement of accounts receivable, net.

3.Uncollectible loan receivable – The Predecessor did not record the loss on the write-off of a one-time uncollectible loan receivable related to the Obagi China Business in the period it was deemed uncollectible. This resulted in an overstatement of accounts receivable, net of $2.5 million as of December 31, 2021 (Predecessor Period) and an understatement of a loss on the write-off of the loan receivable of $2.6 million for the year ended December 31, 2021 (Predecessor Period).

4.Other adjustments – The Company identified misstatements related to certain distributor receivables, aged accounts receivable and other accounts receivable. The aggregate impact of these misstatements resulted in an overstatement of accounts receivable, net of $2.5 million as of December 31, 2021 (Predecessor Period).

(g)Inventories – The following table summarizes the impact of the restatement to inventories:

(In thousands)	As of December 31, 2021
Physician Channel Provider (1)	$2,029
Inventory obsolescence provision (2)	(82)
Other adjustments (3)	325
Total net inventory adjustments	$2,272

1.Physician Channel Provider – As described above in (a)3, the Predecessor historically recognized cost of goods sold for products sold in the DTP channel upon transfer of the products to the Physician Channel Provider instead of immediately prior to transfer of the products to physician customers, which resulted in an understatement of inventory.

2.Inventory obsolescence provision – As described above in (b)2, as a result of misstatements in inventory, the Company had an overstatement of inventory of $0.1 million as of December 31, 2021 (Predecessor Period).

3.Other adjustments – As described in (b)3, management determined that it should have recorded certain promotional products in inventory and cost of goods sold instead of marketing expenses, which resulted in an understatement of inventory of $0.3 million as of December 31, 2021 (Predecessor Period).

(h) Prepaid Expenses

1.Marketing costs – The Predecessor capitalized and amortized certain expenses related to marketing activities that did not meet the criteria for capitalization. Obagi should have expensed these items in the periods in which the expenses were incurred. This resulted in an overstatement to prepaid expenses of $2 million as of December 31, 2021 (Predecessor Period).

2.R&D – The Predecessor capitalized and amortized certain expenses related to R&D activities. Obagi should have expensed these items in the periods in which the expenses were incurred. This resulted in an overstatement of prepaid expenses of $1.1 million as of December 31, 2021 (Predecessor Period).

3.Other prepaid expense adjustments – The other prepaid expense misstatements were individually and in the aggregate insignificant as of December 31, 2021 (Predecessor Period).

(i)Other current assets – The other current assets misstatements were individually and in the aggregate insignificant as of December 31, 2021 (Predecessor Period).

(j)Property and equipment, net – The Predecessor historically capitalized certain internal use software costs that did not meet the criteria for capitalization. Obagi should have recorded these expenses in the periods in which they were incurred. This resulted in an overstatement of property and equipment, net of $2.4 million as of December 31, 2021 (Predecessor Period), however it had an insignificant impact on depreciation expense for the years ended December 31, 2021 and 2020 (Predecessor Periods).

(k)Other non-current assets – As described above in (h), the Predecessor historically capitalized prepaid expenses and included the long-term portion of such expenses in other non-current assets. Obagi should have recognized these expenses in the periods in which they were incurred. This resulted in an overstatement of other non-current assets of $1.2 million as of December 31, 2021 (Predecessor Period).

(l)Accounts payable – The Predecessor historically did not appropriately accrue for certain costs incurred in the period. These misstatements were individually insignificant, but in the aggregate resulted in an understatement of accounts payable of $1.3 million as of December 31, 2021.

(m)Other current liabilities

1.Deferred revenue – As described above in (a)4, the Company identified misstatements to revenue recognized for the SA Distributor and the U.S. Online Marketplace Distributor. Obagi should have recorded deferred revenue for payments received in advance of the revenue recognition. These adjustments resulted in an understatement of other current liabilities of $0.7 million as of December 31, 2021 (Predecessor Period).

2.Accrued payroll and related expenses – The Company identified misstatements to accrued liabilities for employee related compensation matters and other expenses. This resulted in an understatement of other current liabilities of $0.2 million as of December 31, 2021 (Predecessor Period).

3.Accrued distribution service fees – The Company identified misstatements to accrued distribution service fees which should have been classified as contra-accounts receivable. This resulted in an overstatement of other current liabilities of $1.2 million as of December 31, 2021 (Predecessor Period).

(n)    Tax Accounting – The Company recalculated its income tax expense and related liabilities as a result of the restatements. The tax impact of the restatements was a decrease to income tax expense of $1.7 million and an increase to income tax expense of $1.7 million for the years ended December 31, 2021 and 2020 (Predecessor Periods), respectively. There was no impact to the balance sheet as of December 31, 2021 (Predecessor Period).

(o)    Accumulated Deficit – The cumulative impact of the restatement adjustments for the previously reported periods increased accumulated deficit by approximately $37.3 million as of January 1, 2020. The effects of the restatement adjustment to opening accumulated deficit as of January 1, 2020 primarily relates to restatement adjustments associated with the SA Distributor, the Physician Channel Provider, U.S. Online Marketplace Distributor, and prepaid expenses as described above in (a)2, (a)3, (a)4, and (h), respectively.

Reclassifications
In an effort to enhance the clarity of financial information for users of these financial statements, the Company has elected to make certain reclassifications to its consolidated statements of operations and comprehensive loss. As such, certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassification changes do not constitute errors because they represent changes in presentation from one acceptable method to another acceptable method under U.S. GAAP.
Description of Reclassifications
The categories of the reclassification adjustments and their impact on previously reported consolidated financial statements are described below:

(p) The Company chose to reclassify depreciation and amortization expenses presented historically in the Predecessor Periods as a separate line item to cost of goods sold and SG&A expenses. Depreciation expense of property and equipment was reclassified to SG&A expenses and amortization expense of product-related intangible assets (e.g., supply agreement, formulations) was reclassified to cost of goods sold. These reclassifications align the historical presentation in the Predecessor Periods to the Successor Period presentation in the consolidated statement of operations and comprehensive loss.

Cost of goods sold – The following table summarizes the impact of the reclassification adjustments to cost of goods sold:

(In thousands)	Year ended December 31, 2021	Year ended December 31, 2020
Amortization of intangible assets	$4,656	$4,656

(q) The Company chose to reclassify amounts related to the effect of foreign exchange rates on cash and cash equivalents and present them as a separate line item from the change in cash, cash equivalents and restricted cash.

(r) The Company previously did not present gross profit. The Company has changed the presentation in its statement of operations to present gross profit, which resulted in cost of goods sold being reclassified from being grouped with other operating expenses to being part of the separate gross profit presentation.

Consolidated Financial Statement Adjustments Tables
The following tables present the effects of the restatement and reclassification adjustments to the previously issued consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars, except share and per share data)

	December 31, 2021
	Predecessor (Obagi)
	As Reported	Restatement Adjustments	Restatement Reference	As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,794	$—		$12,794
Restricted cash	650	—		650
Accounts receivable, net	63,367	(44,629)	f	18,738
Inventories	19,339	2,272	g	21,611
Prepaid expenses	7,944	(2,979)	h	4,965
Other current assets	335	(56)	i	279
Total current assets	104,429	(45,392)		59,037
Property and equipment, net	3,584	(2,386)	j	1,198
Intangible assets, net	79,574	—		79,574
Goodwill	44,489	—		44,489
Other non-current assets	1,497	(1,209)	k	288
TOTAL ASSETS	$233,573	$(48,987)		$184,586
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,375	$1,305	l	$12,680
Current portion of long-term debt	15,382	60	n.m.	15,442
Other current liabilities	12,983	(300)	m	12,683
Total current liabilities	39,740	1,065		40,805
Long-term debt, net	103,423	—		103,423
Deferred income tax liabilities	548	—		548
Other non-current liabilities	572	(1)	n.m.	571
TOTAL LIABILITIES	144,283	1,064		145,347
SHAREHOLDERS' EQUITY:
Predecessor common shares, 25,000,000 shares authorized; $0.50 par value, 8,000,002 shares issued and outstanding as of December 31, 2021	4,000	—		4,000
Additional paid-in capital	100,113	—		100,113
Accumulated deficit	(14,798)	(50,051)	o	(64,849)
Accumulated other comprehensive loss	(25)	—		(25)
TOTAL SHAREHOLDERS' EQUITY	89,290	(50,051)		39,239
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$233,573	$(48,987)		$184,586
n.m. - not meaningful

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31, 2021
	Predecessor (Obagi)
	As Reported	Reclassification	Restatement Adjustments	Restatement Reference	As Restated
Net revenue	$206,069	$—	$(63,597)	a	$142,472
Cost of goods sold		53,364	1,673	b,p,r	55,037
Gross profit				r	$87,435
Cost of goods sold	48,708	(48,708)	—	r	—
Selling, general and administrative	118,243	9,248	(44,523)	c,p	82,968
Research and development	6,991	—	(899)	d,a(1)	6,092
Depreciation and amortization	14,053	(13,904)	(149)	j,p	—
Total operating expenses	$187,995	$(53,364)	$(45,571)		$89,060
Operating (loss) income	$18,074	$—	$(19,699)		$(1,625)
Interest expense, net	11,156	—	(38)	n.m.	11,118
Loss on extinguishment of debt	2,317	—	—		2,317
Gain on PPP Loan forgiveness	(6,824)	—	—		(6,824)
Loss on write-off of loan receivable	—	—	2,555	f	2,555
Other expenses (income), net	194	—	(1,011)	e	(817)
Total other (income) expenses, net	$6,843	$—	$1,506		$8,349
(Loss) income before income taxes	11,231	—	(21,205)		(9,974)
Income tax (benefit) expense	11,301	—	(1,699)	n	9,602
Net loss	$(70)	$—	$(19,506)		$(19,576)

Net loss per common share:
Basic and diluted	$(0.01)		$(2.44)		$(2.45)
Shares used in computing net loss per share:
Basic and diluted	8,000,002				8,000,002

Net loss	$(70)	$—	$(19,506)		$(19,576)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(32)	—	—		(32)
Comprehensive loss	$(102)	$—	$(19,506)		$(19,608)

n.m. - not meaningful

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31, 2020
	Predecessor (Obagi)
	As Reported	Reclassification	Restatement Adjustments	Restatement Reference	As Restated
Net revenue	$84,145	$—	$10,283	a	$94,428
Cost of goods sold		24,625	4,471	b,p,r	29,096
Gross profit				r	$65,332
Cost of goods sold	19,969	(19,969)	—	r	—
Selling, general and administrative	54,794	8,765	(3,138)	c,p	60,421
Research and development	3,929	—	454	d	4,383
Depreciation and amortization	13,426	(13,421)	(5)	j,p	—
Total operating expenses	$92,118	$(24,625)	$(2,689)		$64,804
Operating (loss) income	$(7,973)	$—	$8,501		$528
Interest expense, net	6,281	—	—		6,281
Other expenses (income), net	11	—	—		11
Total other (income) expenses, net	$6,292	$—	$—		$6,292
(Loss) income before income taxes	(14,265)	—	8,501		(5,764)
Income tax (benefit) expense	(5,094)	—	1,700	n	(3,394)
Net loss	$(9,171)	$—	$6,801		$(2,370)
Net loss per share common share:
Basic and diluted	$(1.14)		$0.84		$(0.30)
Shares used in computing net loss per share:
Basic and diluted	8,000,002				8,000,002

Net loss	$(9,171)	$—	$6,801		$(2,370)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	16	—	—		16
Comprehensive loss	$(9,155)	$—	$6,801		$(2,354)

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31, 2021
	Predecessor (Obagi)
	As Reported	Restatement Adjustments	Restatement Reference	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(70)	$(19,506)		$(19,576)
Adjustments to reconcile net loss to net cash
Cash (used in) provided by operating activities:
Depreciation and amortization	14,053	(149)	j	13,904
Loss on extinguishment of debt	2,317	—		2,317
Gain on PPP Loan forgiveness	(6,824)	—		(6,824)
Amortization of debt issuance costs	1,179	(40)	n.m.	1,139
Deferred income taxes	11,073	(1,699)	n	9,374
Loss on disposal of equipment	52	—		52
Loss on write-off of loan receivable	—	2,555	f	2,555
Changes in operating assets and liabilities:
Accounts receivable	(23,790)	18,733	f	(5,057)
Inventories	(5,359)	(651)	g	(6,010)
Prepaid expenses	(2,654)	1,557	h	(1,097)
Other current assets and other assets	2,323	(1,711)	i,k	612
Accounts payable	8,495	1,152	l, q	9,647
Other current liabilities and other liabilities	4,275	(1,782)	m	2,493
Net cash (used in) provided by operating activities	$5,070	$(1,541)		$3,529
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(937)	74	n.m.	(863)
Capital expenditure on property and equipment	(1,923)	1,499	j	(424)
Advances for note receivable	(2,500)	—		(2,500)
Net cash used in investing activities	$(5,360)	$1,573		$(3,787)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	$5,162	$—		$5,162
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$4,872	$32	q	$4,904
Effect of foreign exchange rates on cash and cash equivalents	—	(32)	q	(32)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	$8,572	$—		$8,572
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$13,444	$—		$13,444

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$—	$—		$—
Interest	10,014	—		10,014

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures in accounts payable and accruals	$97	$(11)	j	$86

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31, 2020
	Predecessor (Obagi)
	As Reported	Restatement Adjustments	Restatement Reference	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,171)	$6,801		$(2,370)
Adjustments to reconcile net loss to net cash
Cash (used in) provided by operating activities:
Depreciation and amortization	13,426	(5)	j	13,421
Amortization of debt issuance costs	798	—		798
Deferred income taxes	(4,743)	1,699	n	(3,044)
Changes in operating assets and liabilities:
Accounts receivable	(961)	(15,700)	f	(16,661)
Inventories	1,593	2,848	g	4,441
Prepaid expenses	(2,150)	231	h	(1,919)
Other current assets and other assets	(998)	2,157	i,k	1,159
Accounts payable	(7,523)	132	l	(7,391)
Other current liabilities and other liabilities	2,478	1,657	m	4,135
Net cash (used in) provided by operating activities	$(7,251)	$(180)		$(7,431)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(652)	(1)		(653)
Capital expenditure on property and equipment	(1,235)	181	j	(1,054)
Net cash used in investing activities	$(1,887)	$180		$(1,707)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	$14,319	$—		$14,319
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$5,181	$—		$5,181
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	$3,391	$—		$3,391
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$8,572	$—		$8,572

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$9	$—		$9
Interest	5,449	—		5,449

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures in accounts payable and accruals	$186	$(186)	j	$—
Capital contribution of trademarks	4,058	—		4,058
3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Waldencast and its consolidated subsidiaries. The Company consolidates entities in which the Company has a majority voting interest. The Company eliminates intercompany transactions and accounts in consolidation. The Company separately presents within equity on the consolidated balance sheets the ownership interests attributable to parties with noncontrolling interests in the Company's consolidated subsidiaries, and separately presents net income attributable to such parties on the consolidated statements of operations and comprehensive loss.

Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, revenue recognition, fair value of assets acquired and liabilities assumed in business combinations, stock-based compensation, and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and assumptions that it believes are reasonable at the time. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss.
Concentrations of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the U.S. and considers such risk to be minimal. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.
The Company’s accounts receivable primarily represent amounts due from distributors, and third-party logistics companies, directly and indirectly from major retailers, and from group purchasing organizations located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, requiring customer advance payments in certain circumstances. The Company generally does not require collateral.
As of December 31, 2022 (Successor Period), two U.S. customers accounted for 50% and 19% of accounts receivable, respectively. As of December 31, 2021 (Predecessor Period), three U.S. customers accounted for 41%, 14%, and 10% of accounts receivable, respectively.
During the period from July 28, 2022 to December 31, 2022 (Successor Period), one vendor exceeded 10% of inventory purchases. During the period from January 1, 2022 to July 27, 2022 (Predecessor Period), three vendors exceeded 10% of inventory purchases. During the period from July 28, 2022 to December 31, 2022 (Successor Period), the Company purchased approximately 27% of inventory from one vendor. During the period from January 1, 2022 to July 27, 2022 (Predecessor Period), the Company purchased approximately 23%, 12%, and 12% of inventory, respectively, from three vendors. During the year ended December 31, 2021 (Predecessor Period), two vendors exceeded 10% of inventory purchases. In 2021 (Predecessor Period), the Company purchased approximately 45% and 11% of inventory, respectively, from two vendors.
As of December 31, 2022 (Successor Period), two vendors accounted for 15% and 12%, respectively, of accounts payable. As of December 31, 2021 (Predecessor Period), one vendor accounted for 24% of accounts payable.
Cash and Cash Equivalents—The Company considers highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.
Restricted Cash—The Company’s restricted cash represents funds that were not accessible for general purpose cash needs due to contractual limitations. As of December 31, 2022 (Successor Period), the Company’s cash, cash equivalents, and restricted cash balance of $10.2 million shown on the consolidated statements of cash flows consisted of $1.5 million of restricted cash and $8.7 million of cash and cash equivalents. The restricted cash balance represented cash in a savings account held by a major bank located in the U.S. and provides collateral for corporate credit cards obtained by the Predecessor for its employees. The Company is required to hold the restricted cash in the bank’s savings account. Following the acquisition of Milk, the Company had an additional $0.8 million in restricted cash held with a financial institution as collateral for a lease deposit. The deposit is refundable at the end of the lease in November 2030, provided that Milk does not default on its lease payments.
As of December 31, 2021 (Predecessor Period) the Company’s cash, cash equivalents, and restricted cash balance of $13.4 million as shown on the consolidated statements of cash flows consisted of $0.6 million restricted cash and $12.8 million in cash and cash equivalents.

Inventories—The Company’s products are produced by third-party contract manufacturers (“CMOs). Inventories consist of finished goods, work-in-process products and promotional products, valued at the lower of cost or net realizable value using the standard cost method, which approximates actual costs determined on a first-in, first-out (“FIFO”) basis. In order to track inventory quantities, the Company uses a perpetual inventory system. Promotional product is charged to cost of goods sold at the time the product is shipped to the Company’s customer.

The Company has in-transit inventory at any given period. Assessment of in-transit inventory is required to determine inventory balances accurately at period-end. Inventory is recognized when the Company holds title and bears substantially all of the risks and rewards of ownership. In many transactions, the transfer of title and the risks and rewards of ownership are dictated by contractually specified shipping terms, which may take the form of free-on-board (“FOB”) shipping point or FOB destination point.

If historical costs exceed the net realizable value at the balance sheet date, the Company adjusts the inventory to net realizable value (i.e., if impairment is identified, the Company records write-downs of inventories to cost of goods sold in the period in which it occurs). The Company evaluates the carrying value of inventories on a regular basis and determines the need to write down carrying values by considering historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost, and the remaining shelf life of goods on hand.

Obsolete, Scrap and Expired Inventory

The inventory provision is set up for inventory that is expected to become obsolete or have a decreased value due to market trends or product upgrades. It accounts for losses that may occur when the inventory cannot be sold at its full cost. The Company regularly monitors any inventory that is not expected to be sold prior to the expiration date and historically slow-moving inventory based on the remaining shelf life and incorporates these considerations into its reserve analysis. Additionally, each period, Management will evaluate whether any additional write downs are required in addition to the calculated reserve amount (generally, by stock keeping unit (“SKU”) and/or lot). Specific reserves may relate to known matters, such as quality concerns or a discontinued product.

Sales Returns

Historically, the Company has not experienced a material amount of product returns.

Certain arrangements may give the Company’s customers the right to return products. In addition, when customer arrangements do not give the Company’s customer the explicit right to return products, the Company may accept returns on a discretionary basis. The Company records a return asset for products returned by customers measured at the former carrying amount of the inventory, less any expected costs to recover the goods and potential decreases in value. If the returned inventory is not considered re-sellable, it will be written off to cost of goods sold. When customers have the right to receive a refund for defective or damaged products (as opposed to a replacement product), the right is accounted for as a right of return under ASC 606. When customers have the right to receive a replacement product for defective or damaged products, the right is accounted for as a warranty under ASC 460-10, Guarantees and the Company accrues for replacement costs.
Derivatives —The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about the Company’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedging items affect the consolidated financial statements.
The Company uses interest rate collars to mitigate interest risk associated with its variable rate credit agreements. See “Note 10. Financial Instruments” for further discussion of the interest rate collar.
Terms of debt instruments are reviewed to determine whether they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the consolidated balance sheets at fair value under ASC 815. An evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results.
Warrant Liabilities
The Company accounts for Public Warrants and Private Placement Warrants (each as defined below) as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and, therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company measures the warrants at fair value at inception and at each reporting date, with changes in fair value recognized in change in fair value of derivative warrant liabilities in the consolidated statements of operations and comprehensive loss in the period of change. See “Note 10. Financial Instruments” for further discussion of the warrants, including the FPA Warrants (as defined below).
Fair Value Measurement—The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.
The fair values of the interest rate collar and warrant liabilities were estimated using inputs based on management’s judgment and conditions that existed at each reporting date. See “Note 11. Fair Value Measurements” for further details.
The fair values of the Company’s cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and all other current liabilities approximate their carrying values because of the short maturities of these instruments. Additionally, the carrying amount of debt approximates fair value due to the adjusting interest rates of the Company’s term loan, which approximate current market rates.

Capitalized Software and Website Development Costs— The Company capitalizes costs related to (i) internal-use software (ii) cloud computing arrangement (“CCA”) implementation costs, and (iii) other software-related costs (e.g., website development costs).

For internal-use software, both internal and external costs incurred during the preliminary project stage are expensed as incurred, and qualifying costs incurred during the application development state are capitalized. Capitalization ceases no later than the point at which a software project is substantially completed and ready for its intended use.

For CCAs, or hosting arrangements, the Company evaluates if the CCA includes a software license that will be accounted for in addition to a hosting service. The cost of the arrangement (i.e., license or service cost) of a CCA that includes a software license will be capitalized as an acquisition of an asset (similar to internal-use software) and amortized over its useful economic life, whereas the costs of a service contract are expensed as incurred.

Costs related to website development are expensed as incurred during the planning stage, content development stage, and operating stage. The Company generally capitalizes costs incurred for activities during the website application and infrastructure development stage, and graphics development stage. Costs incurred for website hosting services from a third-party vendor are expensed over the period the services are received.

Internal-use software costs and website development costs are amortized on a straight-line basis over their estimated useful lives, which is generally three years or less. Management evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Prepaid Expenses— At initial recognition, the Company measures prepaid assets based on cost (i.e., amount paid). In the accounting period or periods in which a good or service is used or received, the asset will be reduced by a proportionate amount and an associated asset (e.g., inventory) or expense (e.g., marketing) will be recorded.

Prepaid Inventory

Prepayments are required to begin production of inventory at certain of the Company’s CMOs and inventory suppliers. Vendors are tracked to determine prepayments that have been made and when the associated inventory is expected to be delivered to the Company (i.e., when the Company takes ownership of the inventory). Prepaid inventory is triggered by invoices received from CMOs (i.e., the vendor). When the Company submits purchase orders, the CMOs may request a prepayment amount (deposit) based on agreed-upon percentage in the vendor contracts to start the production process.

Prepaid Marketing and Advertising

The Company generally expenses the costs of advertising and marketing as costs are incurred, except for costs associated with producing advertising. While production costs (i.e., costs to develop promotions for a specific campaign associated with an identified new brand or new product) are incurred during the process of production, the Company has elected to expense certain costs when the associated advertising takes place. In the event that the advertising is not expected to occur (e.g., decision has been made to not launch a promotion) or a 12-month period elapses without the associated advertising occurring, the associated production costs will be expensed.
Property and Equipment, Net— Property and equipment are stated at cost, net of accumulated depreciation. In the case of a business combination, acquired property and equipment are recognized at their fair value as of the date of acquisition. Following initial recognition, property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. No depreciation is charged to construction in progress. The estimated useful lives of the Company’s assets are as follows:

ESTIMATED USEFUL LIVES
Computer hardware and software	3 years
Furniture and fixtures	3 - 5 years
Machinery and equipment	3 - 5 years
Gondolas	3 years
Leasehold improvements	Lesser of useful life or term of lease
Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive loss.
Intangible Assets, Net—Intangible assets consist primarily of trademarks and trade names, a supply agreement, customer relationships, formulations, and developed technology. Intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, for each asset group held for use with indicators of impairment, the Company compares the expected future cash flows generated by the asset group, which represents the lowest level at which cash flows are identifiable, with its associated net carrying value. If the net carrying value of the asset group exceeds expected undiscounted cash flows, the excess of the net book value over estimated fair value is charged to impairment loss.
Business Combinations — When the Company acquires a business, the total purchase consideration provided is allocated to the identifiable assets and liabilities of the acquired business at their estimated respective fair values. Any excess consideration of the fair value of purchase consideration over the fair values of assets acquired and liabilities assumed is recognized as goodwill.
Significant management judgments and assumptions are required in determining the fair value of assets acquired and liabilities assumed. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows, useful lives and discount rates. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, which may not exceed one year from the acquisition date. The Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. If outside of the measurement period, any subsequent adjustments are recorded in the Company’s consolidated statements of operations and comprehensive loss.
Goodwill—Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. The Company reviews goodwill for impairment annually on October 1st and at an interim date if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.
Deferred Issuance Costs—The Company capitalizes costs related to the issuance of debt instruments, as applicable. Such costs are initially recorded as a direct deduction from the applicable debt instrument and amortized over the contractual term of the related debt instrument in interest expense, net using the straight-line method, which approximates the effective interest method, in the consolidated statements of operations and comprehensive loss.
Accounts Receivable, Net—Trade accounts receivable are stated at net realizable value. Receivables are unsecured and represent amounts billed to and currently due from customers that have yet to be collected. Payment terms are generally short-term in nature and are less than one year. In certain circumstances, the Company offers extended payment terms to customers. When the period between the transfer of control of the products and payment is greater than one year, the Company adjusts the promised amount of consideration for the effects of a significant financing component.

The Company maintains an allowance for doubtful accounts, which represents allowances for customer trade accounts receivable that are both probable and estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. The Company records these allowances based on estimates related to the following factors: (i) customer-specific allowances, based upon past collection history, historical trends, and identification of specific customer risk and (ii) formula-based general allowances using an aging schedule. Determining such allowances involves the use of significant estimates and assumptions. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or to the customer’s account, if unspecified, until an invoice can be determined by the customer. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Revenue Recognition—The Company recognizes revenue when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to for those goods or services. In that determination, under ASC 606 the Company follows a five-step model that includes: (1) determination of whether a contract or an agreement between two or more parties that creates legally enforceable rights and obligations exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) performance obligations are satisfied. Net revenue excludes taxes collected by us on behalf of governmental authorities.

Product Sales

The Company’s revenue is primarily generated from product sales to distributors, retailers, physicians and directly to consumers (“DTC”) via its e-commerce platforms. Distributors may resell products to retailers, physicians, or end consumers. To determine when to recognize revenue under ASC 606 in cases where products are sold to distributors, the Company analyzes various factors including its ability to direct products physically held by the distributors, when title and risk of loss transfers, and who ultimately manages the relationship with the end consumer. The Company does not recognize revenue until control of the products is transferred to the distributor.

At contract inception, and when facts and circumstances change, the Company assesses whether it is probable that the Company will collect substantially all of the consideration it will be entitled to from a customer. If the Company determines that it is not probable that the Company will collect substantially all of the consideration from the customer, the Company recognizes revenue only when one or more of the following events occur: (i) the Company has no remaining obligations to transfer goods or services to the customer, and all, or substantially all, of the consideration promised by the customer has been received by the Company and is nonrefundable, (ii) the contract has been terminated, and the consideration received from the customer is nonrefundable, or (iii) the Company has transferred control of the goods or services to which the consideration that has been received relates, the Company has stopped transferring goods or services to the customer (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable.

The Company has determined that each of its products is distinct and represents a separate performance obligation. The transaction price is equal to the consideration the Company is entitled to – which could be either a distributor, retailer, physician, or e-commerce end consumer. When measuring revenue and determining the consideration the Company is entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration. Product sales revenue is recognized net of provisions for estimated volume rebates and discounts, markdowns, margin adjustments, early-payment discounts and returns. The Company estimates variable consideration using the expected value method and adjusts the transaction price when control of the related product is transferred to the customer.

The Company’s distributors charge fees for certain services rendered by the distributors, including packing and shipping, marketing and advertising the Company’s products, monitoring product reviews, regulatory services, providing customer service, and generating data and analytical reports on product sales. Distributor fees for services are recognized as a reduction to revenue because the services provided are typically not distinct from the distributors’ purchase of products.

Typically, customers are required to pay either in advance or between 30 and 90 days from delivery or invoicing. However, in certain circumstances, the Company offers extended payment terms to customers. When the period between the transfer of control of the products and payment is greater than one year, the Company adjusts the promised amount of consideration for the effects of a significant financing component. When contracts contain a significant financing component in which the Company is effectively financing the customer, a portion of the transaction price is recognized as other income.

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which the Company would sell a promised product separately to a customer. The Company typically has an observable standalone selling price for each of its products.

The Company has different contracted shipping terms with different customers that dictate the timing of payment, passage of legal title, transfer of physical possession, and assumption of the risks and rewards occur. For distributors, other than the Physician Channel Provider, and retailers, depending on the contract, the Company considers transfer of control to have occurred either once the delivery of the product has occurred or once the product has been picked up from the Company’s designated warehouse/distribution center by the customer’s shipping agent, unless the Company is responsible for shipping the goods, in which case transfer of control passes upon delivery to the customer. For DTC sales and sales to physicians through the Physician Channel Provider, control transfers upon shipment to the end consumer or physician.
Shipping and Handling
The Company accounts for shipping and handling activities as fulfillment activities instead of as performance obligations and recognizes these costs as SG&A expenses. Costs related to shipping and handling for the period from July 28 to December 31, 2022 (Successor Period), and the period from January 1 to July 27, 2022 (Predecessor Period), and the years ended December 31, 2021 and 2020 (Predecessor Periods) were $2.0 million, $0.6 million, $1.0 million, and $0.2 million, respectively. Amounts billed to customers for shipping and handling are included in revenue.
Promotional Products
In situations where promotional products, such as samples and testers, are provided by the Company to its customers at the same time as a related saleable product, the cost of these promotional products are recognized as cost of sales at the same time as the revenue for the related product is recognized.
Royalties

The Company generates royalty revenue from products sold under the Obagi brand name in Japan and Hong Kong through license agreements with local operators. Under these agreements, the Company provides the local operators with a license of intellectual property and receives a royalty based upon a percentage of net sales of Obagi-branded products sold in Japan and Hong Kong. Because the license is the predominant item to which the sales-based royalty relates, the Company recognizes revenue for the sales-based royalty when the local operators make sales of the products.
Costs to Obtain a Contract with a Customer
The Company recognizes the incremental costs of obtaining a customer contract as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental costs to obtain contracts primarily relate to sales commission and sales-based bonuses. Total capitalizable costs to obtain a contract were immaterial during the periods presented.

Other

The Company’s contracts do not typically give rise to material contract assets or contract liabilities because (i) payment is typically closely aligned with the timing of the Company’s performance or (ii) the Company performs prior to customer payment, and the Company has an unconditional right to payment that represents an account receivable. Similarly, the Company does not recognize material revenue in reporting periods from performance obligations satisfied in previous periods. The Company applies the exemption in ASC 606-10-50-14(a) related to disclosure of the amount of transaction price allocated to unsatisfied performance obligations for royalty contracts. Because of the short-term nature of product sales contracts, the Company typically does not have other material amounts to disclose related to the transaction price allocated to unsatisfied performance obligations.

Cost of Goods Sold—Cost of goods sold consists of inventory and promotional product costs, including when inventory and promotional products are sold or written down, and product-related intangible asset amortization and depreciation expense.
Research and Development—R&D costs are expensed as incurred. Costs associated with research and development activities may include materials, equity and facility costs, personnel costs, contracted services (i.e., the costs of services performed by third parties in connection with the Company’s R&D activities), and direct costs (e.g., appropriate allocations for general and administrative costs). Substantially all R&D expenses are related to new product development and design improvements or increased functionality in current products.

The Company may capitalize acquired assets associated with R&D activities (e.g., materials, equipment) if both of the following criteria are met: (i) the Company reasonably expects that the acquired assets will be used in an alternative manner and anticipates an economic benefit from the alternative future use and (ii) the use of the acquired asset is not contingent on the further development of the asset after acquisition date (i.e., the asset can be used in an alternative manner in the condition in which it existed at the acquisition date).
Advertising—Advertising costs are expensed in the period in which they are incurred. Total advertising costs, included in SG&A expense on the consolidated statements of operations and comprehensive loss, were $11.7 million, $6.8 million, $9.2 million and $5.9 million for the period from July 28 to December 31, 2022 (Successor Period), the period from January 1 to July 27, 2022 (Predecessor Period) and the years ended December 31, 2021 and 2020 (Predecessor Periods), respectively.
Stock-Based Compensation—The Company measures the cost of share-based awards granted to eligible employees, directors, and consultants based on the grant-date fair value of the awards.

Replacement Options

On the Closing Date, in connection with the Business Combination, the Company assumed Obagi and Milk’s legacy incentive award plans and outstanding unvested options granted under those plans (“Replacement Options”). Because the options were deemed in the money on the replacement date, a Hull-White lattice pricing model was used to estimate their fair value to capture the optimal timing of exercise. This pricing model requires the use of assumptions including the volatility of the underlying stock, the fair value of the stock, dividend yield, risk-free rate, and exercise multiple.

Founder Awards

The Company estimates the fair value and derived service period of the stock options issued to founders (“Founder Awards”) in August 2022 based on the Monte Carlo simulation, as they were deemed out of the money on the grant date. The Monte Carlo simulation model requires the use of assumptions including the option’s expected term, the volatility of the underlying stock, dividend yield rate, risk-free rate, and expected exercise behavior. For expected exercise behavior, the Company assumes that the options are exercised after 50% of the period between the later of the vest date and exercise price achievement date and the end of the contractual term.

Restricted Stock

The fair value of restricted stock is equal to the price of the Company’s ordinary shares on the grant date.

The Company has elected to recognize the effect of forfeitures in the period in which they occur. Share-based awards are classified as equity, unless the underlying shares are classified as liabilities or the Company is required to settle the awards by transferring cash or other assets.
The Company recognizes compensation expense for awards with service or performance conditions using the straight-line method over the requisite service period, which is generally the award’s vesting period. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a service condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.
Income Taxes—The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.
The provision for income taxes represents income taxes paid or payable for the current period plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether a valuation allowance is required often requires significant judgment including the long-range forecasting of future taxable income and the evaluation of planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. A valuation allowance of $7.9 million was recorded as of December 31, 2022 (Successor Period), a valuation allowance of $14.1 million was recorded as of December 31, 2021 (Predecessor Period), and no valuation allowance was recorded as of December 31, 2020 (Predecessor Period).

The Company accounts for a tax benefit from an uncertain position in the consolidated financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50% likely to be realized. As of December 31, 2022 (Successor Period), 2021 (Predecessor Period), and 2020 (Predecessor Period), the Company had no uncertain positions in the consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts accrued for interest and penalties as of December 31, 2022 (Successor Period), or December 31, 2021 and 2020 (Predecessor Periods).
Net Income (Loss) Per Share—Basic net income (loss) per share attributable to shareholders of ordinary shares is computed by dividing the Company’s net income (loss) attributable to holders of ordinary shares by the weighted-average number of ordinary shares used in the income (loss) per share calculation during the period. Diluted net income (loss) per share attributable to holders of ordinary shares is computed by giving effect to all potentially dilutive securities. The net income (loss) per share that is not attributable to the Company is reflected in net income (loss) attributable to noncontrolling interests in the consolidated statements of operations and comprehensive loss.
Noncontrolling Interests—Noncontrolling interests represent the portion of Waldencast Partners LP that the Company controls and consolidates but does not own. The Company recognizes each noncontrolling holder’s respective share of the estimated fair value of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder’s share of additional contributions, distributions and their share of the net earnings or losses of each respective consolidated entity. The Company allocates net income or loss to noncontrolling interests based on the weighted average ownership interest during the period. The net income (loss) that is not attributable to the Company is reflected in net income (loss) attributable to noncontrolling interests in the consolidated statements of operations and comprehensive loss. The Company does not recognize a gain or loss on transactions with a consolidated entity in which it does not own 100% of the equity, but the Company reflects the difference in cash received or paid from the noncontrolling interests carrying amount as additional paid-in-capital.
Segments—An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that, following the Business Combination, the Successor has two operating and reportable segments: Obagi Skincare and Milk Makeup, reflecting the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer. The Predecessor had one operating and reportable segment.
Recently Adopted Accounting Pronouncements
The Company adopted ASC 842, Leases (“ASC 842”) using the modified retrospective transition method on the date of the Business Combination. The Predecessor planned to adopt ASC 842 during the annual period ended December 31, 2022. Waldencast had no capital or operating lease obligations prior to the Business Combination. The Company elected the package of practical expedients available upon transition to ASC 842 that allow (i) historical lease classification of existing leases, (ii) no reassessment of any expired or existing contracts containing leases, and (iii) no reassessment of initial direct costs for any existing leases.
The adoption of the new standard impacted the Company’s accounting for operating leases. Upon adoption, the Company established an operating right-of-use asset of $13.0 million and a corresponding operating lease liability of $16.6 million. The Company does not have any finance leases. See “Note 9. Leases” for further detail.
Prior to the adoption of ASC 842, the Company recognized rent expense for operating leases on a straight‑line basis (including the effect of reduced or free rent and rent escalations) over the lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight‑line basis was recognized as an adjustment to deferred rent in the consolidated balance sheets.
In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt-Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging-Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.
ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting was effective for the Company in the annual period ended December 31, 2022. This ASU provides relief that, if elected, will require less accounting analysis and less accounting recognition for modifications related to reference rate reform. This update provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. The amendments in the update apply only to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. Waldencast adopted this ASU prospectively effective January 1, 2022, which did not have a material effect on its consolidated financial position, results of operations and cash flows.
Effective January 1, 2022, Waldencast adopted ASU No. 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Waldencast adopted this ASU prospectively, which did not have a material effect on its consolidated financial position, results of operations and cash flows.
Recently Issued Accounting Standards, Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-13, Financial Statements—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU adds an impairment model known as current expected credit loss that is based on expected losses rather than incurred losses. It recognizes an allowance as an estimate of expected credit losses, which may result in more timely recognition of such losses. In 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), which defers the effective date for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of credit losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, and early adoption is permitted. This guidance is effective for the Company for the annual period beginning on January 1, 2023, and interim periods within the annual period beginning on January 1, 2023, with earlier adoption permitted. The adoption of this new standard will not have a material effect on the Company’s consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance requires an acquirer to, at the date of acquisition, recognize and measure the acquired contract assets and contract liabilities acquired in the same manner that they were recognized and measured in the acquiree’s financial statements before the acquisition. This guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements, but does not expect it to have a material impact.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for interim periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements but does not expect it to have a material impact.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The amendments should be applied prospectively however, retrospective application is also permitted. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements.
4.BUSINESS COMBINATIONS
On July 27, 2022, Waldencast consummated its initial business combination with (i) Obagi, pursuant to an Agreement and Plan of Merger dated November 15, 2021, by and among Waldencast, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares and an indirect wholly-owned subsidiary of Waldencast (“Merger Sub”), and Obagi (the “Obagi Merger Agreement”), and (ii), Milk, pursuant to an Equity Purchase Agreement dated November 15, 2021, by and among Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”) and a subsidiary of Waldencast, Waldencast Partners LP together with Holdco Purchaser, (the “Purchasers”), certain members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members (the “Equityholder Representative”) (the “Milk Equity Purchase Agreement” and together with the Obagi Merger Agreement, the “Transaction Agreements”).
Pursuant to the Obagi Merger Agreement, at the effective time of the Obagi Merger (the “Obagi Merger Effective Time”) Merger Sub merged with and into Obagi (the “Obagi Merger”) and the separate corporate existence of Merger Sub ceased, with Obagi surviving as an indirect subsidiary of the Company. At the Obagi Merger Effective Time, all outstanding ordinary shares of Obagi, $0.50 par value (“Obagi common shares”) were canceled and exchanged for (i) 28,237,506 Class A ordinary shares of Waldencast and (ii) cash in the amount of $345.4 million.
Pursuant to the Milk Equity Purchase Agreement, at the effective time of the Milk Transaction (the “Milk Purchase Effective Time”) the Purchasers acquired from the Milk Members all of their equity in Milk in exchange for (i) 21,104,225 limited partnership units in Waldencast Partners LP (“Waldencast LP Units”) (ii) 21,104,225 Class B ordinary shares, which are non-economic voting shares of Waldencast and (iii) cash in the amount of $121.6 million (the “Milk Transaction”). Each Waldencast LP Unit and Class B ordinary share held by a Milk Member is redeemable at the option of the holder, and, if such option is exercised, exchangeable at the option of Waldencast into one Waldencast Class A ordinary share or cash, in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement. Upon consummation of the Business Combination Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast Partners LP, which is an indirect subsidiary of Waldencast plc.
In the Business Combination, Waldencast was deemed to be the accounting acquirer and continues as the SEC registrant. Obagi and Milk were deemed to be the accounting acquirees, however Obagi is considered the predecessor entity for purposes of financial reporting. Waldencast was determined to be the accounting acquirer based on evaluation of the following factors:
–The owners of Waldencast have the largest voting interest in the combined company;
–The original owner of Waldencast, Waldencast Long-Term Capital LLC (the “Sponsor”), and its affiliates nominated the majority of the initial members who will serve on the board of directors of Waldencast (the former owner of Obagi nominated one director, and Milk nominated no directors); and
–Waldencast’s existing management holds executive management roles for the post-combination company, whilst Obagi and Milk management team members report into the current Waldencast executive team.
Immediately prior to the Obagi Merger Effective Time, Obagi carved out and distributed the Obagi China Business to Cedarwalk pursuant to the Obagi China Distribution. Following the Obagi China Distribution, the Obagi China Business continues to be held by Cedarwalk, which also owned 24.5% of the fully diluted Waldencast plc Class A ordinary shares as of the Obagi Merger Effective Time. Prior to the Obagi China Distribution, the pre-tax losses for the Obagi China Business were $8.0 million, $3.7 million and $2.3 million for the period from January 1 to July 27, 2022 (Predecessor Period), the year ended December 31, 2021 (Predecessor Period) and the year ended December 31, 2020 (Predecessor Period), respectively.

See “Note 17. Related Party Transactions” for more information on ongoing transactions with the Obagi China Business following the close of the Obagi Merger.
Measurement period adjustments will be recognized in the reporting period in which the adjustments are determined.
Obagi and Milk Purchase Price Allocation:

(In thousands)	Obagi	Milk	Total
Total Purchase Price:
Cash consideration	$345,398	$121,629	$467,027
Equity consideration	277,824	200,087	477,911
Cash repayment of debt	136,112	3,935	140,047
Related party liability	22,100	—	22,100
Total purchase consideration	$781,434	$325,651	$1,107,085
Fair value of assets acquired:
Cash and cash equivalents	$15,850	$2,092	$17,942
Restricted cash	650	819	1,469
Account receivable, net	15,214	3,866	19,080
Related party receivable	327	199	526
Inventories	31,026	30,945	61,971
Prepaid expenses	4,307	520	4,827
Other current assets	359	-	359
Property and equipment	1,245	8,436	9,681
Intangible assets	505,300	157,500	662,800
Right-of-use assets	4,811	8,232	13,043
Other assets	227	-	227
Total identifiable assets acquired	$579,316	$212,609	$791,925
Liabilities assumed:
Accounts payable and accrued expenses	18,699	6,442	25,141
Other current liabilities	12,912	5,483	18,395
Lease liabilities	6,461	10,105	16,566
Deferred income tax liabilities	28,073	-	28,073
Total liabilities assumed:	$66,145	$22,030	$88,175
Net assets acquired	513,171	190,579	703,750
Purchase consideration	781,434	325,651	1,107,085
Goodwill	$268,263	$135,072	$403,335
Goodwill recognized for these acquisitions is attributable to improving the product offerings, expanding into additional markets and the expected cash flows resulting from these efforts, and assembled workforce. Goodwill recognized is not expected to be deductible for local tax purposes. During the Successor Period ended December 31, 2022, the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment. See “Note 6. Goodwill” for additional details.
See “Note 19. Segment Reporting” for amounts related to revenue and earnings associated with Obagi Skincare and Milk Makeup subsequent to the acquisition date.
Related party liability
The Company recognized a liability with respect to a related party supply contract executed on the Closing Date between Obagi and Obagi Hong Kong. The fair value of the related party liability was determined using the present value of after-tax cash flows related to unfavorable discounts provided to the Obagi China Business included in the supply agreement. As of the Obagi Merger Effective Time, the Company recognized a related party liability of $22.1 million. During the period from July 28 to December 31, 2022 (Successor Period), the Company amortized $12.2 million of the related party liability into the related party revenue recognized on the sale of products to the Obagi China Business. The Company had a remaining related party liability of $9.9 million, included in Other current liabilities, as of December 31, 2022.
Intangible Assets

	Fair Value
	Obagi	Milk	Total	Weighted- Average Useful Life
(In thousands)
Trademarks and Trade Name	$414,000	$145,000	$559,000	14 years
Customer/distributor relationships	25,000	11,000	36,000	11 years
Tretinoin distribution and supply agreement	38,900	—	38,900	5 years
Formulations	27,400	1,500	28,900	8 years
Total Intangible Assets	$505,300	$157,500	$662,800
The intangible assets acquired in connection with the Business Combination are classified as Level 3 in the fair value hierarchy. The estimate of the fair values of the acquired amortizable intangible assets were determined using a multi-period excess earnings income approach by discounting the incremental after-tax cash flows over multiple periods. Significant estimates used in the determination include estimating future cash flows over multiple periods, terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.
Transaction Costs
In connection with the Business Combination, Waldencast incurred transactions costs of $9.4 million which was incurred during the period from July 28, 2022 to December 31, 2022 (Successor Period). Transaction costs consisted of advisory, legal, accounting and management fees, which are included in SG&A expenses on the consolidated statements of operations and comprehensive loss.
Unaudited ASC 805 Pro Forma
The following unaudited pro forma combined financial information presents the Company’s results as though the Business Combination had occurred on January 1, 2021, for the years ended December 31, 2021 and 2022. The unaudited pro forma consolidated financial information has been prepared using the acquisition method of accounting in accordance with U.S. GAAP.

	Year ended December 31, 2022	Year ended December 31, 2021
(In thousands)	(Unaudited)	(Unaudited)
Pro forma net revenue	$200,547	$162,583
Pro forma net income (loss)	(86,930)	(145,152)
Less: Pro forma net income (loss) attributable to noncontrolling interest	(25,140)	(26,519)
Pro forma net income (loss) attributable to Waldencast plc	$(61,790)	$(118,633)
These unaudited pro forma results include adjustments such as inventory step-up, amortization of acquired intangible assets, and interest expense on debt financing in connection with the Business Combination. Material, nonrecurring pro forma adjustments directly attributable to the Business Combination include:
• Cost of goods sold related to acquired inventory step-up of $10.0 million was removed from net income for the year ended December 31, 2022 and recognized as an incremental cost of goods sold in the year ended December 31, 2021.

• Transaction related costs of $66.1 million were removed from net income for the year ended December 31, 2022 and recognized as an expense in the year ended December 31, 2021.
The unaudited consolidated pro forma financial information was prepared in accordance with accounting standards and is not necessarily indicative of the results of operations that would have occurred if the Business Combination had been completed on the date indicated, nor is it indicative of the future operating results of the Company.
The unaudited pro forma results do not reflect events that either have occurred or may occur after the Business Combination, including, but not limited to, the anticipated realization of operating synergies in subsequent periods. They also do not give effect to certain charges that the Company expects to incur in connection with these acquisitions, including, but not limited to, additional professional fees and employee integration.
5.REVENUE
The Company disaggregates its revenue from customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
Revenue by Sales Channel

The Company’s revenue is primarily generated from product sales. Direct Sales revenue listed in the table below includes (i) sales to physicians through the Physician Channel Provider, (ii) DTC sales via the Company’s e-commerce platforms, and (iii) sales directly to retailers. Distributors revenue includes products sold through distributors other than the Physician Channel Provider.

Total revenue by sales channel was as follows for the periods indicated:

	Period from July 28 to December 31, 2022
	Successor
(In thousands)	Obagi Skincare	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$30,276	$30,192	$60,468
Distributors	28,826	1,091	29,917
Net product sales	$59,102	$31,283	$90,385
Royalties	1,988	—	1,988
Net revenue	$61,090	$31,283	$92,373

	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
		(As Restated)	(As Restated)
(In thousands)	Predecessor
Revenue by Sales Channel
Direct sales	$39,649	$68,181	$54,343
Distributors	31,080	68,578	34,181
Net product sales	$70,729	$136,759	$88,524
Royalties	3,031	5,713	5,904
Net revenue	$73,760	$142,472	$94,428

During the period from July 28 to December 31, 2022 (Successor Period), three customers accounted for 29%, 18% and 16% of the Company’s revenue, respectively. During the period from January 1 to July 27, 2022, (Predecessor Period), two customers accounted for 44% and 20% of the Company’s revenue. For the year ended December 31,

2021 (Predecessor Period), two customers accounted for 44% and 17% of the Company’s revenue. For the year ended December 31, 2020 (Predecessor Period), one customer accounted for 57% of the Company’s revenue.

The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue. The Physician Channel Provider is also a distributor of the Company’s products to other channels, such as the spa channel, and the related sales are considered distributor revenue (in which instances it is referred to as the “Spa Channel Distributor”). Revenue generated from products sold to physicians and the DTC channel via the Company’s e-commerce platform through the Physician Channel Provider was $26.3 million during the period from July 28 to December 31, 2022 (Successor Period), $32.2 million during the period from January 1 to July 27, 2022, (Predecessor Period), $58.8 million during the year ended December 31, 2021 (Predecessor Period), and $51.6 million during the year ended December 31, 2020 (Predecessor Period). Revenue generated from products sold to the Spa Channel Distributor was $0.3 million during the period from July 28 to December 31, 2022 (Successor Period), $0.4 million during the period from January 1 to July 27, 2022, (Predecessor Period), $3.6 million during the year ended December 31, 2021 (Predecessor Period), and $2.5 million during the year ended December 31, 2020 (Predecessor Period).

Revenue by Geographic Region

Total revenue by geographic region, based on the location of the end customer, was as follows for the periods indicated:

Period from July 28 to December 31, 2022
(In thousands)	Successor
Revenue by Geographic Region
North America	$56,630
Rest of the World	33,755
Net product sales	$90,385
Royalties	1,988
Total:	$92,373

	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
		(As Restated)	(As Restated)
(In thousands)	Predecessor
Revenue by Geographic Region
North America	$44,443	$79,122	$64,040
Rest of the World	26,286	57,637	24,484
Net product sales	$70,729	$136,759	$88,524
Royalties	3,031	5,713	5,904
Total:	$73,760	$142,472	$94,428
During the period from July 28 to December 31, 2022 (Successor Period), the two countries that accounted for more than 10% of the Company’s total revenues were the United States and China, respectively, with net product sales amounting to $54.3 million and $17.0 million, respectively.

During the period from January 1 to July 27, 2022, (Predecessor Period) the two countries that accounted for more than 10% of the Company’s total revenues were the United States and Vietnam, with net product sales amounting to $43.8 million and $14.9 million, respectively.
For the year ended December 31, 2021 (Predecessor Period), the countries that accounted for more than 10% of the Company’s total revenues were the United States, China, and Vietnam, with net product sales amounting to $76.7 million, $16.2 million, and $18.6 million, respectively.
For the year ended December 31, 2020 (Predecessor Period), the United States was the country that accounted for more than 10% of the Company’s total revenues, amounting to net product sales of $63.4 million.
6.GOODWILL
The Company allocated goodwill acquired in the Obagi Merger to its Obagi Skincare reportable segment and goodwill acquired in the Milk Transaction to its Milk Makeup segment. The fair value of each reporting unit was determined as of the Closing Date as part of the Business Combination (see “Note 4. Business Combinations”). The following table presents changes in goodwill by reportable segment:

(In thousands)	Obagi Skincare	Milk Makeup	Total Goodwill
Balance as of December 31, 2021 and 2020 (Predecessor)	$44,489	—	$44,489
Elimination of Predecessor goodwill	(44,489)	—	(44,489)
Obagi and Milk Business Combinations	268,263	135,072	403,335
Impairment loss	(68,715)	—	(68,715)
Balance as of December 31, 2022 (Successor)	$199,548	$135,072	$334,620
The Company evaluates goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. The goodwill impairment test is conducted at the reporting unit level. The fair value of the Company’s reporting units is determined using a combination of the discounted cash flow method under the income approach and the guideline public company method under the market approach. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by management as of the measurement date. Under the discounted cash flow method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes the Company’s most recent projected long-term financial forecasts for revenue, earnings, capital expenditures and working capital. The discount rate used is intended to reflect the risks inherent in the future cash flows of the respective reporting unit. Under the guideline public company method, fair value is estimated using market multiples of various financial metrics observed for the reporting unit’s comparable public companies.
The annual impairment test performed for fiscal 2020 and 2021 (Predecessor Period) and fiscal 2022 (Successor Period) did not indicate an impairment of goodwill at the time they were performed. However, subsequent to the Business Combination (see “Note 4. Business Combinations”), the Company concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair value of the Obagi Skincare reporting segment was less than its carrying amount. This included a decline in financial performance of the Obagi Skincare reporting unit compared to results projected at the time of acquisition, primarily as a result of the subsequent identification of the matters underlying the restatements adjustments, see “Note 2. Restatement and Reclassifications.” Therefore, the Company performed a quantitative goodwill impairment test for the associated reporting unit. As a result, during the Successor Period ended December 31, 2022, the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment.

7.INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of December 31, 2022 (Successor Period):

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,328	$(17,840)	$541,488
Customer relationships	11	36,000	(1,349)	34,651
Supply agreement	5	38,900	(3,325)	35,575
Formulations	8	28,900	(1,526)	27,374
Patents	20	80	(3)	77
Total		$663,208	$(24,043)	$639,165
Intangible assets, net consisted of the following as of December 31, 2021 (Predecessor Period):

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	10	$46,004	$(17,842)	$28,162
Customer relationships	10	39,370	(16,404)	22,966
Supply agreement	10	25,570	(10,654)	14,916
Formulations	10	22,863	(9,592)	13,271
Patents	20	270	(11)	259
Total		$134,077	$(54,503)	$79,574
Amortization expense for the period from July 28 to December 31, 2022 (Successor Period), period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the years ended December 31, 2021 and 2020 (Predecessor Period), was $24.0 million, $7.7 million, $13.5 million, and $13.3 million, respectively.
Expected amortization for each of the years between 2023 through 2027, and thereafter are as follows:
(In thousands)

Years ending December 31
2023	$56,675
2024	56,675
2025	56,675
2026	56,675
2027	53,350
Thereafter	359,115
$639,165

8.DEBT

		As of December 31, 2022	As of December 31, 2021
(In thousands)	Maturity Date	(Successor)	(Predecessor)
2022 Term Loan	July 2026	$170,652	$—
2022 Revolving Credit Facility	July 2026	14,117	—
Predecessor 2021 Term Loan	March 2026	—	109,175
Predecessor 2021 Revolving Credit Facility	March 2026	—	15,000
Predecessor 2018 Term Loan	December 2023	—	—
Predecessor 2018 Revolving Credit Facility	December 2023	—	—
Predecessor PPP Loan	May 2022	—	—
Unamortized debt issuance costs		(5,445)	(5,310)
Net carrying amount		$179,324	$118,865
Less: Current portion of long-term debt		(20,095)	(15,442)
Total long-term portion		$159,229	$103,423
Successor 2022 Credit Agreement
In June 2022, the Borrower, a wholly-owned subsidiary of the Company, together with Waldencast Partners LP and certain of its subsidiaries as guarantors, entered into the 2022 Credit Agreement with the Lenders and JPMorgan, as administrative agent for the Lenders. The 2022 Credit Agreement provides the Company with access to a term loan of $175.0 million (the “2022 Term Loan”) and a revolving credit capacity with borrowing capacity of up to $50.0 million (the “2022 Revolving Credit Facility”), of which up to $7.5 million may be available, at Borrower’s option, to be drawn in form of letters of credit (“2022 Letter of Credit”). The 2022 Credit Agreement is secured by the assets of the Company. The 2022 Credit Agreement restricts the Company’s ability to make certain distributions or dividends, subject to a number of enumerated exceptions, which restrictions will not apply at any time the Company’s Leverage Ratio is below 2.5X.
The 2022 Credit Agreement matures on July 27, 2026, four years following the funding date. The Company may elect to borrow either alternate base rate borrowings or term benchmark borrowings. Each draw that is an alternate base rate borrowing bears interest at an Alternate Base Rate (as defined in the 2022 Credit Agreement) plus the applicable rate of 2.5% per annum. Each draw that is a term benchmark borrowing bears interest at the Term SOFR Rate (as defined in the 2022 Credit Agreement), which resets periodically, plus 0.1% and the applicable rate of 3.5% per annum. As of December 31, 2022, borrowings under the 2022 Credit Agreement consisted entirely of term benchmark borrowings at a borrowing rate of 7.9%. The carrying amount of debt approximates fair value due to the adjusting interest rates of the term loan, which approximate current market rates.
In connection with the issuance of the 2022 Credit Agreement, the Company incurred $6.3 million of debt issuance costs. As of December 31, 2022, the Company had unpaid principal of $170.7 million and $14.1 million on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively. The 2022 Term Loan and the 2022 Revolving Credit Facility had total unamortized debt issuance costs of $5.4 million as of December 31, 2022. As of December 31, 2022, the weighted average interest rate was 6.6% for the 2022 Term Loan and the 2022 Revolving Credit Facility. The current portion of the 2022 Term Loan and the 2022 Revolving Credit Facility was $8.4 million and $14.1 million, respectively. The current portion of the unamortized debt issuance costs on the 2022 Term Loan and the 2022 Revolving Credit Facility was $1.2 million and $1.2 million, respectively. The accrued interest was $0.1 million as of December 31, 2022. Unamortized debt issuance costs on the 2022 Letter of Credit is $0.2 million, of which $51,000 was recognized in other current assets and $0.1 million was recognized in other assets in the consolidated balance sheets.

Scheduled maturities under the Company’s 2022 Credit Agreement as of December 31, 2022 (Successor Period) are as follows :
(In thousands)

Year ending December 31,
2023	$22,490
2024	7,963
2025	11,264
2026	143,052
2027	—
Total unpaid principal	$184,769
Waiver and Consent and Amendment to the 2022 Credit Agreement

In September 2022, the Borrower entered into a technical amendment to the 2022 Credit Agreement to cure a technical error and clarify when the first amortization payment under the 2022 Credit Agreement is due and payable.

In May 2023, the Borrower entered into a waiver and consent agreement with JPMorgan and the required Lenders to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports. In June 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (a) continue to waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports and (b) suspend the testing of certain financial covenants in the 2022 Credit Agreement.

In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.

In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower is required to deliver certain of the financial information described in (i)(a) above by December 31, 2023 (the “Waiver Expiration Date”). Failure to deliver the required audited financial information and certain other deliverables on or prior to the Waiver Expiration Date will result in an event of default under the 2022 Credit Agreement (unless otherwise waived or extended). The Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Amendment.

The Borrower subsequently delivered unaudited financial information and related reports with respect to the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023. In December 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed, among other things, to waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022. Such waiver shall remain in effect until January 15, 2024.
Predecessor 2021 Credit Agreement
In March 2021, Obagi replaced its Predecessor 2018 Credit Agreement (described below) for a new financing agreement with a syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (the “2021 Credit Agreement”). The terms and conditions of the 2018 Credit Agreement and the 2021 Credit Agreement limited the ability of Obagi and its wholly-owned subsidiaries to declare dividends or make other distributions, directly or indirectly, to its shareholder, subject to certain enumerated exceptions, including, but not limited to, dividends up to a specified amount if Obagi was able to achieve certain “Consolidated Total Leverage Ratios” thresholds. Due to the aforementioned restrictions, substantially all of the net assets of Obagi’s subsidiaries were restricted.
The 2021 Credit Agreement included a term loan of $110.0 million (the “2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40.0 million (“2021 Revolving Credit Facility”). Both the 2021 Term Loan and the 2021 Revolving Credit Facility were due to mature in March 2026. The 2021 Term Loan and 2021 Revolving Credit Facility bore interest at the LIBOR plus an applicable margin, as determined by the Company’s leverage ratios, and were subject to LIBOR succession provisions. In connection with the issuance of the 2021 Credit Agreement, the Company incurred $6.4 million of debt issuance costs. The 2021 Credit Agreement was secured by the assets of the Company.
As of December 31, 2021 (Predecessor Period), the Company had unpaid principal of $109.2 million, and unamortized debt issuance costs of $3.9 million on the 2021 Term Loan. The interest rate was 8.5% and there was no accrued interest as of December 31, 2021 (Predecessor Period). The current portion of the 2021 Term Loan and 2021 Revolving Credit Facility was $2.8 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility was $0.9 million and $1.4 million, respectively. The outstanding debt under the Predecessor 2021 Credit Agreement was paid in full as part of Waldencast’s acquisition of Obagi.
Predecessor 2018 Credit Agreement
In December 2018, and subject to amendments in March 2020 and November 2020, Obagi entered into a credit agreement (the “2018 Credit Agreement”) with a syndicate of banks, including Wells Fargo Bank, National Association (“Wells Fargo”) as administrative agent for the banks (the “Syndicate of Banks”). The 2018 Credit Agreement included a term loan of $90.0 million (the “2018 Term Loan”) and a revolving credit facility with borrowing capacity of up to $35.0 million (“2018 Revolving Credit Facility”). Both the 2018 Term Loan and the 2018 Revolving Credit Facility were due to mature in December 2023. In connection with the issuance of the 2018 Credit Agreement, the Company incurred $2.9 million of debt issuance costs.
Upon settlement of the debt with proceeds from the Predecessor 2021 Credit Agreement, the Company recorded a loss on extinguishment of the 2018 Credit Agreement of $2.3 million to loss on extinguishment of debt in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2021 (Predecessor Period), which consisted of expensing unamortized debt issuance costs.
Predecessor PPP Loan
In May 2020, the Company received loan proceeds in the amount of $6.8 million under the Paycheck Protection Program (“PPP”) from MUFG Union Bank (the “PPP Loan”). The PPP, established as part of the Coronavirus aid, Relief and Economic Security Act (“CARES Act”), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1%. The PPP Loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower used the proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. The Company used the proceeds for purposes consistent with the PPP, and in 2021, received approval from MUFG Union Bank and the Small Business Administration (“SBA”) for forgiveness of the full amount of its PPP Loan, inclusive of accrued interest of $74,000. The Company recognized a gain on PPP Loan forgiveness of $6.8 million for the year ended December 31, 2021 (Predecessor Period).

In February 2023, the Company was notified by its lender that the SBA had requested additional documents relating to the Company’s PPP Loan. The Company provided the required documentation and no further communication has been received in response.

9.LEASES
The Company has operating leases for real estate properties for office and warehouse space with initial terms of approximately 8 and 11 years, respectively. Some of the Company’s lease contracts include options to extend the leases for up to 5 years. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.
The Company determines if a contract contains a lease at inception of the arrangement based on whether the Company has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether the Company has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset that the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company includes options that are reasonably certain to be exercised as part of the lease term. The Company may negotiate termination clauses in anticipation of any changes in market conditions but generally, these termination options are not exercised and not considered in the determination of the lease term. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. ROU assets are recognized on the balance sheet based on the lease liability adjusted for any initial direct costs, lease incentives received, and prepaid rent.
The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be, and resulting interest the Company would pay, to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. The Company has elected not to separate non-lease components from lease components and accounts for them as a single lease component. The Company has also elected the short-term lease recognition exemption for all leases that qualify.
The Company historically accounted for leases in accordance with ASC 840, Leases, under which operating leases were not recorded on the balance sheet. Adoption of ASC 842 was not required in interim periods preceding December 31, 2022. Upon consummation of the Business Combination, Obagi and Milk adopted ASC 842 as a matter of policy alignment. The period from January 1 to July 27, 2022 (Predecessor Period) does not reflect the impact of ASC 842 adoption, as the Company did not adopt the standard as of an interim 2022 period.
The Company’s lease expenses of $1.4 million were composed of operating lease costs. The Company does not have any finance leases, short-term lease costs or variable lease costs.

Supplemental cash flow information related to the Company’s operating leases was as follows:

(In thousands)	Period from July 28 to December 31, 2022 (Successor)
Cash paid for amounts included in the measurement of operating lease liabilities:	$1,166
Right-of-use assets obtained in exchange for new operating lease liabilities:	$4,081

Period from July 28 to December 31, 2022 (Successor)
Weighted-average remaining lease term (years)	7.75
Weighted-average discount rate	5.9%
Reconciliation of the undiscounted future minimal lease payments under non-cancelable operating leases to the total operating lease liability recognized on the consolidated balance sheet as of December 31, 2022 was as follows:

(In thousands)	Amount
2023	$3,309
2024	3,430
2025	3,504
2026	2,899
2027	2,452
Thereafter	9,194
Total future minimum lease payments	$24,788
Less: Imputed Interest	4,865
Total reported lease liability	$19,923
Disclosures Related to Periods Prior to the Adoption of ASC 842
Prior to the Obagi China Distribution, the Company leased office space under three non-cancelable operating leases expiring between September 2023 and February 2032. Rent expense related to the Company’s operating leases was $0.9 million, $1.2 million, and $1.1 million for the period from January 1 to July 27, 2022 (Predecessor Period) and the years ended December 31, 2021 and 2020 (Predecessor Period), respectively.
Future minimum lease payments as of December 31, 2021 were as follows:

(In thousands)	Amount
2022	$1,544
2023	1,625
2024	1,456
2025	1,490
2026	844
Thereafter	1,911
$8,870
10.FINANCIAL INSTRUMENTS
Interest Rate Collar
To mitigate interest rate risk in connection with the variable rate loans under the 2022 Credit Agreement, the Company entered into an interest rate collar with Wells Fargo for a notional value of $160.0 million and a fixed cash payment of

$0.8 million. Under the terms of the interest rate collar, the Company is required to pay Wells Fargo if the monthly SOFR-based interest falls below the defined interest rate floor of 2.55%; conversely, the Company is entitled to receive payment from Wells Fargo if the monthly SOFR-based interest rate rises above the defined interest rate cap of 5.25%. Settlement in cash occurs monthly, if contractually required, until termination of the agreement in October 2024, and the variable interest rate is reset on the last day of each month.
This derivative instrument has not been designated for hedge accounting, therefore the change in fair value is recognized in current period earnings. The fair value of these contracts, included in other non-current assets was $0.2 million as of December 31, 2022 (Successor Period). The non-cash loss from change in fair value during the period from July 28 to December 31, 2022 (Successor Period) was $0.6 million, recognized in other expenses, net. No payments or receipts were exchanged on the interest rate collar contract during the period from July 28 to December 31, 2022 (Successor Period) aside from the initial fixed cash payment of $0.8 million.
Warrant Liabilities
Pursuant to Waldencast’s IPO, the Company issued 11,499,950 Public Warrants to third-party investors. Simultaneously with the closing of the IPO, Waldencast completed the private sale of 5,933,333 warrants (the “Sponsor Warrants”) to the Sponsor. Also, in connection with the IPO, on February 22, 2021, Waldencast, the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund, a member of the Sponsor (“Zeno”), entered into a Forward Purchase Agreement (the “Sponsor FPA”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain Trust (“Burwell”) on December 20, 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor FPA, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Waldencast Class A ordinary shares and 5,333,333 warrants (the “Sponsor FPA Warrants”) in connection with the closing of the Business Combination. In addition, Waldencast and Beauty Ventures LLC (“Beauty Ventures”) entered into a Forward Purchase Agreement on March 1, 2021 (the “Third-Party FPA”, and together with the Sponsor FPA, the “FPAs”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and 5,766,666 warrants (the “Third-Party FPA Warrants” and together with the Sponsor FPA Warrants, the “FPA Warrants”) for an aggregate commitment amount of $173.0 million, in connection with the closing of Waldencast’s initial business combination. Finally, in connection with the Business Combination, Waldencast issued 1,000,000 warrants to settle $1.5 million working capital loans with its Sponsor, the terms of which are identical to the Sponsor FPA Warrants (the “Sponsor Loan Warrants”). The Sponsor Loan Warrants and Third-Party FPA Warrants are collectively referred to as the “Private Placement Warrants”.
As of December 31, 2022, all of the above-noted warrants, totaling 29,533,282, remained issued and outstanding. For the period from July 28 to December 31, 2022 (Successor Period), the Company recognized a gain of $6.8 million from the change in fair value of the Public Warrants and Private Placement Warrants in the Company’s consolidated statements of operations and comprehensive loss.
Following the Domestication, Public Warrants and Private Placement Warrants each entitle the holder to purchase one share of the Company’s Class A ordinary shares at an exercise price of $11.50 per share. Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued and only whole warrants can trade. The Public Warrants became exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire June 27, 2027 or earlier upon redemption or liquidation.
The Company may redeem the Public Warrants:
–in whole and not in part;
–upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption, based on the redemption date and the “fair market value” of the Class A ordinary shares;
–at a price of $0.01 per warrant if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).
–At a price of $0.01 per warrant if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

–if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.
The exercise price and number of Class A ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants.
The terms of the Third-Party FPA Warrants are identical to the Public Warrants. The Sponsor Loan Warrants and Sponsor FPA Warrants are also identical to the Public Warrants, except that they and the Class A ordinary shares issuable upon the exercise of such warrants were not transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the Sponsor Loan Warrants and Sponsor FPA Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees, thereafter they will be redeemable by the Company and exercisable by such holders on the same basis as Public Warrants.
11.FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 (Successor Period):

(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate collar	$198	$—	$198	$—
Liabilities:
Derivative warrant liabilities - Public	$7,130	$7,130	$—	$—
Derivative warrant liabilities - Private	$11,181	$—	$11,181	$—
Private derivative warrants are classified as Level 2 financial instruments. The fair value of the Level 2 Private Placement Warrant liabilities has been measured based on the fair value of Public Warrant liabilities. The interest rate collar has been measured at net present value by projecting future cash flows and discounting the future amounts to a present value using market-based observable inputs including interest rate curves and credit spreads.

For goodwill (see “Note 6. Goodwill”), fair value assessments of the reporting units and the reporting units’ net assets performed for goodwill impairment tests are considered a Level 3 measurement due to the significance of unobservable inputs developed using company-specific information.

The Company measures certain long-lived and intangible assets at fair value on a nonrecurring basis when events occur that indicate an asset group may not be recoverable. If the carrying amount of an asset group is not recoverable, an impairment charge is recorded to reduce the carrying amount by the excess over its fair value. Except for the initial valuation of long-lived assets in connection with the Business Combination (see “Note 4. Business Combinations”) and impairment of goodwill discussed above, no long-lived assets were remeasured at fair value on a nonrecurring basis during the periods presented.
12.SUPPLEMENTAL BALANCE SHEET DISCLOSURES
Accounts Receivable, Net
As of December 31, 2022 (Successor Period), accounts receivable, net consisted of accounts receivable of $20.3 million, less allowance for doubtful accounts of $1.0 million. As of December 31, 2021 (Predecessor Period), accounts receivable, net consisted of accounts receivable of $19.4 million, less allowance for doubtful accounts of $0.7 million.

The change in the allowance for doubtful accounts were as follows:

	July 28 to December 31, 2022	January 1 to July 27, 2022	Year ended December 31, 2021
			(As Restated)
(In thousands)	Successor	Predecessor
Balance at beginning of period	$1,061	$671	$368
Provision for bad debts	(67)	390	303
Write-off of uncollectible accounts	—	—	—
Balance at end of period	$994	$1,061	$671
In July 2021, and as amended in December 2021 and April 2022, Obagi Cosmeceuticals LLC, a wholly-owned subsidiary of Obagi, entered into a non-recourse, uncollateralized short-term promissory note, not in the ordinary course of business, lending a third party $2.5 million (the “Predecessor Loan Receivable”). This Predecessor Loan Receivable had a maturity date of December 31, 2022 and carried an interest rate of 1.00% from July 30, 2021 to September 29, 2021 and 8.00% from September 30, 2021 through maturity. The outstanding principal and accrued interest were due upon maturity. As discussed in “Note 2—Restatement and Reclassifications,” the Company wrote-off the $2.5 million loan receivable in 2021 when it was determined to be uncollectible.
Inventories
The components of inventories were as follows:

	As of December 31, 2022	As of December 31, 2021
		(As Restated)
(In thousands)	(Successor)	(Predecessor)
Work in process	$11,138	$1,569
Finished goods	43,246	20,042
Total inventory	$54,384	$21,611
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31, 2022	As of December 31, 2021
		(As Restated)
(In thousands)	(Successor)	(Predecessor)
Computer hardware, software and equipment	$944	$752
Furniture and fixture	724	—
Machinery and equipment	608	70
Internally developed software	889	1,041
Gondolas	6,040	—
Leasehold improvements	2,051	13
Total property and equipment	$11,256	$1,876
Less accumulated depreciation	(2,928)	(678)
Property and equipment, net	$8,328	$1,198

Depreciation expense for property and equipment for the period from July 28 to December 31, 2022 (Successor Period) and the period from January 1 to July 27, 2022 (Predecessor Period) were $2.9 million and $0.5 million, respectively. Depreciation expense for property and equipment for the years ended December 31, 2021 and 2020 (Predecessor Period) were $0.4 million and $0.1 million, respectively.
Depreciation expense pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.
Other Current Liabilities
The major components of other current liabilities consisted of the following (in thousands):

	As of December 31, 2022	As of December 31, 2021
		(As Restated)
(In thousands)	(Successor)	(Predecessor)
Accrued salaries and related expenses	$9,069	$6,876
Accrued sales returns and damages	2,651	—
Accrued marketing expenses	95	2,963
Accrued distribution fees	1,621	760
Related party liability	9,914	—
Other	2,773	2,084
Total	$26,123	$12,683
The accrued distribution fees related to service charges such as e-commerce shipping and handling costs. The related party liability of $9.9 million as of December 31, 2022 reflects the remaining unamortized fair value of the related party inventory contract executed on the acquisition date between Obagi and the Obagi China Business (see “Note 4. Business Combinations”). This related party liability will be amortized into related party revenue upon the sale of products to the Obagi China Business in subsequent periods.
13.STOCK-BASED COMPENSATION
Successor Incentive Plan
The Company’s 2022 Incentive Award Plan (the “Plan”) provides for incentives to be provided to selected officers, employees, non-employee directors and consultants of the Company in the form of options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses or other stock-based awards granted under the Plan. The Plan was adopted by Waldencast’s Board of Directors in June 2022, was approved by its shareholders in July, 2022, and became effective on July 27, 2022 in connection with the closing of the Business Combination.
The maximum number of ordinary shares available for issuance under the Plan as of December 31, 2022 was 16,134,716 (the “Share Reserve”); provided, however the Share Reserve automatically increases on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the effective date of the Plan in an amount equal to the lesser of (i) 3% of the total number of ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of ordinary shares determined by the Board, including zero. All and up to the number of ordinary shares reserved for issuance under the Plan as of the effective date of the Plan (subject to an equitable adjustment in the event of a change in capitalization or change in control event) may be granted as an incentive stock options. As of December 31, 2022 (Successor Period), the Company had 2,749,579 shares reserved for future issuances under the Plan.
Business Combination
On the Closing Date, in connection with the Business Combination, the Company assumed Obagi and Milk’s legacy incentive award plans and outstanding unvested awards granted under those plans. The Company assumed 5,906,300 stock options and 1,776,827 restricted stock units as replacement awards pursuant to the Obagi Merger Agreement, as well as 237,724 stock options and 2,808,131 share appreciation rights as replacement awards pursuant to the Milk Merger Agreement. The total post-combination incremental stock-based compensation was $18.3 million, which is expected to be recognized over the remaining requisite service periods, where $47.7 million represents the fair value of the equity awards as part of the equity purchase consideration. The awards that were replaced had been contingent on a performance condition and as such, the Company is required to use an attribution model in which compensation cost for each vesting tranche is recognized as if each vesting tranche were a separate award.
Founder Awards
In August 2022 the Company granted a total of 11,500,000 stock options to the two founders of Waldencast that vest based on service over the six-year period from August 2022 through August 2028. The options were granted with four vesting tranches, each tranche with a different exercise price, subject to their continued employment with the Company. Additionally, the Company granted 692,000 founders service-based restricted stock units that cliff vest in August 2025, subject to their continued employment with the Company.
Incentive Awards

In August 2022, the Company approved incentive awards to employees of Waldencast, Milk, and Obagi. The long-term incentive awards (the “LTI Awards”) are restricted stock units that vest based on both a service condition and meeting either a net sales or earnings before interest, taxes, depreciation and amortization (“EBITDA”) target in calendar year 2022. These LTI Awards were granted to employees in November 2022. The performance targets for the LTI Awards were met for Milk in 2022. The Company granted LTI Awards will vest one-third each year beginning on February 15, 2023, subject to continued service through such dates. As of December 31, 2022 (Successor Period), 694,537 restricted stock units had been granted. In May 2023, the Board approved a modification to the LTI Awards by waiving the performance conditions for most Obagi and Waldencast employees, other than the former Chief Executive Officer of Obagi and the Chief Executive Officer and Chief Growth Officer of Waldencast. See “Note 21. Subsequent Events” for further details.
Waldencast One-Time Stock Grant
In November 2022, the Company approved a one-time stock grant for certain Milk employees that were not eligible to participate in the LTI award program. A total of 10,000 awards were approved under this program. These awards are service-based restricted stock units that will cliff vest three years from the grant date, subject to continued employment with the Company.
Stock option activity for the period from July 28 to December 31, 2022 (Successor Period) was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of July 28, 2022 (Successor)	—	$—	$—	$—
Granted	20,452,155	9.50	8.3	—
Exercised	—	—	$—	—
Forfeited	—	—	$—	—
Balance as of December 31, 2022 (Successor)	20,452,155	9.50	8.3	39,118
Exercisable as of December 31, 2022 (Successor)	4,451,538	4.17	7.5	21,816
Vested and expected to vest as of December 31, 2022 (Successor)	20,452,155	$9.50	8.3	$39,118
The weighted average fair value per share of the awards granted for stock options during the period from July 28 to December 31, 2022 (Successor Period) is $3.58.

The fair value of stock option awards was determined on the grant date using the Monte Carlo simulation model for Founder Awards and the Hull-White lattice pricing model was used for replacement awards based on the following weighted-average assumptions:

	Period from July 28 to December 31, 2022
	Successor
	Founder Awards	Replacement Awards
Risk-free interest rate (1)	2.87% - 2.92%	2.79% - 2.80%
Expected term (years) (2)	4.7 - 9.9	N/A
Exercise multiple (3)	N/A	2.30
Expected stock price volatility (4)	39.77% - 44.76%	50.00%
Dividend yield (5)	N/A	N/A
(1)The risk-free rate is based on U.S. Treasury securities with maturities equivalent to the expected term.
(2)The expected term for founder awards is based on the assumption that the options are exercised after 50% of the period between the later of the vest date and exercise price achievement date and the end of the contractual term.
(3)The exercise multiple is selected from the commonly used exercise multiple range of 2.0x to 2.5x assuming on average the options holders would exercise the options when the ratio of underlying stock price to the exercise price reaches 2.3x.
(4)For founder awards, the expected stock price volatility is the median historical volatility of Waldencast’s volatility peer group with a look-back period equal to the contractual term using daily stock prices; for replacement awards, the expected stock price volatility is estimated by adjusting the observed equity volatility for leverage.
(5)Waldencast has not paid any dividends historically and does not plan to declare dividends in the foreseeable future and therefore assumed a dividend yield of zero.
Restricted stock activity for the period from July 28 to December 31, 2022 (Successor Period) was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of July 28, 2022 (Successor)	—	$—
Granted	3,173,364	9.16
Vested	(370,945)	10.00
Forfeited	—	—
Outstanding as of December 31, 2022 (Successor)	2,802,419	$9.16

The unrecognized compensation cost as of December 31, 2022 (Successor Period) for stock options and restricted stock was $32.5 million and $11.4 million, respectively. These costs are expected to be recognized over a weighted-average service period of 4.8 and 2.9 years for stock options and restricted stock, respectively.
Predecessor Incentive Plan
In January 2021, the Predecessor established a Stock Incentive Plan (the “Predecessor Incentive Plan”), under which stock options, stock awards, and restricted stock units (“Predecessor Restricted Stock”) of the Company could be granted to eligible employees, directors, and consultants. Under the Predecessor Incentive Plan, the Company was authorized to issue of a maximum number of 1,500,000 shares of Obagi common stock. Incentive stock options were required to have an exercise price at or above the fair market value of the stock on the date of the grant. The Company’s stock options and Predecessor Restricted Stock granted during the period from January 1 to July 27, 2022 (Predecessor Period) and the year ended December 31, 2021 (Predecessor Period) had service-based and performance-based vesting conditions.

The options vested over five years, with 25% of options vesting in four equal quarterly installments at the end of each three-month period through the first anniversary of the grant, and the remaining 75% vesting in a series of five equal annual installments over the five-year period measured from the grant date. The Predecessor Restricted Stock vested in five equal annual installments at the end of each year, over the five-year period from the grant date. Award holders had a ten-year period to exercise the options before they expire. Notwithstanding achievement of the service-based condition, the options and the Predecessor Restricted Stock did not vest or become exercisable until a qualifying transaction was consummated prior to the expiration date. A qualifying transaction consisted of either a change in control event or an underwritten initial public offering by the Company of its equity securities on a U.S. or foreign exchange, which occurred upon Waldencast’s acquisition of Obagi.
Stock option activity for the period from January 1 to July 27, 2022 (Predecessor Period) was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Outstanding as of January 1, 2022 (Predecessor)	800,000	$41.10	9.1	$16,456
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	25,200	$41.10	8.6	$639
Vested	—	—	—	—
Outstanding as of July 27, 2022 (Predecessor)	774,800	$41.10	8.5	$19,659
Stock option activity for the year ended December 31, 2021 (Predecessor Period) was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Outstanding as of January 1, 2021 (Predecessor)	—	$—	—	$—
Granted	800,000	41.10	9.1	16,456
Exercised	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding as of December 31, 2021 (Predecessor)	800,000	$41.10	9.1	$16,456
The weighted average fair value per share of the awards granted during from January 1 to July 27, 2022 (Predecessor Period) was $15.55 for stock options and $38.90 for Predecessor Restricted Stock. The weighted average fair value per share of the awards granted during the year ended December 31, 2021 (Predecessor Period) was $15.55 for stock options and $38.68 for Predecessor Restricted Stock. The unrecognized compensation cost as of December 31, 2021 (Predecessor Period) for stock options and Predecessor Restricted Stock was $9.4 million and $12.4 million, respectively. Prior to Waldencast’s acquisition of Obagi, the Company did not expect the occurrence of a qualifying transaction event to be “probable”, and therefore no expense had been recorded.

The fair value of stock option awards was determined on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

	Period from January 1 to July 27, 2022	Year ended December 31, 2021
	Predecessor
Risk-free interest rate (1)	—	0.68%
Expected term (years) (2)	—	6.2
Expected stock price volatility (3)	—	43.00%
Dividend yield (4)	—	N/A
Common stock per share value	—	$38.68
(1)The risk-free rate is based on U.S. Treasury securities with maturities equivalent to the expected term.
(2)The expected term is the estimated length of time the grants are expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the requisite service period and the contractual term of the award, as the Company does not have any historical data that would provide a reasonable basis to estimate the expected term for the option.
(3)The expected price volatility is based on the average of the historical volatility of comparable public companies over a period consistent with the expected term.
(4)The Predecessor historically made distributions to its shareholder but the Company does not plan to declare dividends in the foreseeable future and therefore assumed a dividend yield of zero.
Predecessor Restricted Stock activity for the period from January 1 to July 27, 2022 (Predecessor Period) was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2022 (Predecessor)	243,307	$38.68
Granted	1,754	68.19
Exercised	—	—
Forfeited	10,219	38.68
Vested	—	—
Outstanding as of July 27, 2022 (Predecessor)	234,842	$38.90
The Company’s Restricted Stock activity for the year ended December 31, 2021 (Predecessor Period) was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2021 (Predecessor)	—	$—
Granted	243,307	38.68
Exercised	—	—
Forfeited	—	—
Vested	—	—
Outstanding as of December 31, 2021 (Predecessor)	243,307	$38.68

14.SHAREHOLDERS’ EQUITY
Successor’s Share Capital
Under the Company’s Memorandum of Association (the “Constitutional Document”), its authorized share capital consists of 1,000,000,000 Class A ordinary shares, 100,000,000 Class B ordinary shares and 25,000,000 Preference Shares, each having a par value of $0.0001. As of December 31, 2022 (Successor Period), there were 86,460,560 and 21,104,225 Class A and Class B ordinary shares, respectively, issued and outstanding. The Company did not have any Preference Shares issued and outstanding as of December 31, 2022 (Successor Period).
Each Class A ordinary share is entitled to one vote per share. The Company can, at the discretion of its Board of Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. In the event of a voluntary or involuntary liquidation or wind-up, assets available for distribution among the holders of Class A ordinary shares will be distributed on a pro rata basis.
Each Class B ordinary share is entitled to one vote per share and will vote together with holders of Class A ordinary shares as a single class. Class B ordinary shares are non-economic shares that are not entitled to dividends. Upon a liquidation, dissolution or winding up the Company, the holders of Class B ordinary shares will not be entitled to receive any assets of the Company, except to the extent of the par value of their shares, pro rata with the distributions that the Class A ordinary shares.
As outlined in “Note 4. Business Combinations,” Class B ordinary shares were issued by the Company to the Milk Members in connection with the Business Combination, giving rise to noncontrolling interest in the Company’s controlled subsidiary, Waldencast Partners LP. As such, the Constitutional Document prohibits issuances of additional shares of Class B ordinary shares, unless issued to a noncontrolling interest in connection with the Company’s Up-C structure. Class B ordinary shares are convertible into Class A ordinary shares on a one-to-one basis at the option of the holder. If such option is exercised, the exchanged Class B ordinary shares will automatically be surrendered and retired for no consideration. If the Company issues or redeems Class B ordinary shares, Waldencast Partners LP is obligated to issue or redeem a corresponding number of Waldencast LP partnership units, such that the number of issued and outstanding partnership units at any time will correspond and be equivalent to the then number of issued and outstanding Class B ordinary shares.
Predecessor’s Share Capital
The Predecessor’s equity structure consisted of a single class of ordinary shares. In November 2020, the Obagi Board of Directors approved (i) an increase in the number of the Company’s authorized common shares from 50,000 to 25,000,000, (ii) an issuance of 4,000,000 common shares to ZhongHua, and (iii) a two-for-one split of the Company’s issued and outstanding common shares all of which became effective in December 2020. The Company was held by a single shareholder, and the share issuance to ZhongHua was deemed akin to a stock split. All share, per share amounts and related shareholders’ equity balances presented for Predecessor Periods have been retroactively adjusted to reflect the impact of the Stock Split.

As of December 31, 2021 the Predecessor had 25,000,000 ordinary shares authorized and 8,000,002 shares issued and outstanding. Predecessor’s ordinary shares had a par value of $0.50 per share and each share was entitled to one vote.
The Predecessor was able to, at the discretion of its Board of Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. Payments of dividends and distributions were limited to realized or unrealized profits of the Company. The Company did not pay any dividends during the period from January 1 to July 27, 2022 (Predecessor Period). In the years ended December 31, 2021 and 2020 (Predecessor Period), Obagi, through a wholly-owned subsidiary, paid $2.0 million (approximately $0.25 per share) and $2.0 million (approximately $0.26 per share), respectively, in dividends to its shareholder.

15.NET LOSS PER SHARE
The Company uses the weighted average ownership percentages during the period to calculate the net loss per share attributable to public shareholders and the noncontrolling interest holders. The following table sets forth the computation of basic and diluted net income (loss) using the treasury stock method:

	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
(In thousands, except for share and per share amounts)			(As Restated)	(As Restated)
	Successor	Predecessor
Numerator:
Net loss	$(120,557)	$(21,057)	$(19,576)	$(2,370)
Net loss attributable to noncontrolling interest	(24,990)	—	—	—
Net loss attributed to Class A shareholders - basic and diluted EPS	(95,567)	(21,057)	(19,576)	(2,370)
Denominator:
Weighted-average basic shares outstanding	86,460,560	8,000,002	8,000,002	8,000,002
Effect of dilutive securities	—	—	—	—
Weighted-average diluted shares	86,460,560	8,000,002	8,000,002	8,000,002
Basic and diluted net loss per share	$(1.11)	$(2.63)	$(2.45)	$(0.30)
The following table represents potential ordinary shares outstanding that were excluded from the computation of diluted net loss per share of common share because their effect would have been anti-dilutive:

	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As Restated)	(As Restated)
	Successor	Predecessor
Warrants	29,533,282	—	—	—
Stock options	20,452,155	774,800	800,000	—
Restricted stock	2,802,419	234,842	243,307	—
Total	52,787,856	1,009,642	1,043,307	—
16.INCOME TAX BENEFIT
The Predecessor was domiciled in the Cayman Islands. Following the Business Combination, the Company, domiciled in the Bailiwick of Jersey, is subject to taxation in the U.S. and various states jurisdictions. ASC Topic 740, Income Taxes (“ASC 740”) indicates that the federal statutory income tax rate of a foreign reporting entity be used when preparing the rate reconciliation disclosure. As such, the Company and its wholly-owned subsidiaries use the statutory income tax rate in the Bailiwick of Jersey for the Successor Period and the Cayman Islands for the Predecessor Period, which was 0%. The Company’s consolidated pretax income (loss) for the period from July 28 to December 31, 2022 (Successor Period), the period from January 1 to July 27, 2022 (Predecessor Period), the year ended December 31,

2021 (Predecessor Period) and the year ended December 31, 2020 (Predecessor Period) were generated by domestic and foreign operations as follows:

	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As Restated)	(As Restated)
(In thousands)	Successor	Predecessor
Loss before income taxes:
United States	$(125,281)	$(17,676)	$(15,320)	$(13,243)
Foreign	(1,079)	(3,268)	5,346	7,479
Total	$(126,360)	$(20,944)	$(9,974)	$(5,764)
The provision for income taxes for the period from July 28 to December 31, 2022 (Successor Period), the period from January 1 to July 27, 2022 (Predecessor Period), the year ended December 31, 2021 (Predecessor Period) and the year ended December 31, 2020 (Predecessor Period) consisted of the following:

	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As Restated)	(As Restated)
(In thousands)	Successor	Predecessor
Current provision (benefit):
Federal	$—	$—	$—	$(363)
State	20	19	58	(19)
Foreign	—	4	170	32
	20	23	228	(350)
Deferred (income) expense:
Federal	(4,557)	38	7,597	(2,473)
State	(1,266)	52	1,777	(571)
Foreign	—	—	—	—
	(5,823)	90	9,374	(3,044)
Net income tax (benefit) provision	$(5,803)	$113	$9,602	$(3,394)

The components of income tax expense related to the following:

	Period from July 28 to December 31,	Period from January 1 to July 27,	Year ended December 31,	Year ended December 31,
	2022	2022	2021	2020
			(As Restated)	(As Restated)
	Successor	Predecessor
Income tax benefit at Bailiwick of Jersey for Successor and Income tax benefit at Cayman Islands for Predecessor statutory rate	—%	—%	—%	—%
U.S./foreign tax rate differential	20.7%	17.7%	30.5%	47.7%
State income tax benefit, net of federal benefit	2.4%	1.4%	1.8%	8.2%
Permanent Items	0.2%	(0.1)%	(0.2)%	(1.5)%
Noncontrolling interest	(1.1%)	0.0%	0.0%	0.0%
Change in valuation allowance	(6.1%)	(16.9%)	(141.0%)	0.0%
Transaction bonuses	—%	8.6%	—%	—%
Transaction costs	—%	(11.3)%	—%	—%
PPP Loan forgiveness	—%	—%	14.4%	—%
True-Ups	—%	—%	(1.8)%	1.1%
Tax credits	—%	—%	—%	3.4%
Goodwill impairment	(11.4)%	—%	—%	—%
Total income tax (benefit) expense	4.6%	(0.6)%	(96.3)%	58.9%
As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As part of the Business Combination, the Company determined that there was sufficient positive evidence to conclude that it was more likely than not that additional deferred taxes of $28.1 million would be realizable through the reversal of existing deferred tax liabilities listed below. It therefore reduced the valuation allowance accordingly. As of December 31, 2022, a valuation allowance of $7.9 million has been provided for on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. If or when recognized, the tax benefits related to any reversal of valuation allowance will be accounted for as a reduction of income tax expense.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. The tax effects of temporary differences that give rise to portions of the deferred tax assets and deferred tax liabilities as of December 31, 2022 (Successor Period) and December 31, 2021 (Predecessor Period) are presented below:

	As of December 31,	As of December 31,
	2022	2021
		(As Restated)
(In thousands)	Successor	Predecessor
Deferred tax assets:
Accrued interest to foreign related parties	$1,660	$581
Lease liability	2,434	—
Intangibles	—	4,108
Formation costs	1,509	1,629
Net operating losses	13,117	4,995
Inventory reserve	1,731	81
Transaction costs	—	1,358
Other temporary differences	646	1,148
Accrued compensation	1,377	831
R&D tax credits	379	379
Non-deductible interest carryover	3,350	1,422
Below market contract	2,373	—
Capitalized research	2,538	—
Investment in Waldencast LP	3,466	—
Total deferred tax assets	34,580	16,532
Deferred tax liabilities:
Goodwill	(285)	(2,794)
Fixed asset basis	(370)	(226)
Lease asset	(2,025)	—
Intangibles	(46,206)	—
Inventory	—	—
Total deferred tax liabilities	(48,886)	(3,020)
Net deferred tax (liabilities) assets	(14,306)	13,512
Less: valuation allowance	(7,944)	(14,060)
Net deferred tax liabilities	$(22,250)	$(548)
Net operating losses and tax credit carryforwards as of December 31, 2022 (Successor Period) and December 31, 2021 (Predecessor Period) were as follows:

	As of December 31, 2022		As of December 31, 2021
			(As Restated)
	Successor		Predecessor
(In thousands)	Amount	Expiration Year	Amount	Expiration Year
Net operating losses, federal	$50,772	Do Not Expire	$20,880	Do Not Expire
Net operating losses, state	$39,366	2039-2042	$9,772	2039-2041
Tax Credits, federal	$283	2038-2039	$283	2038-2039
Tax Credits, state	$121	Do Not Expire	$121	Do Not Expire
Pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “IRC”) annual use of the Company’s net operating losses (“NOLs”) and R&D credit carryforwards may be limited in the event a cumulative change in ownership of more than 50.0% occurs within a three-year period. The Company has not undergone an analysis to determine whether this limitation would apply to the utilization of the NOL carryforward. However, as the federal NOLs do not expire, the Company does not believe that any potential limitations to federal or state NOL’s, or federal credit carryforwards, if applicable, would be material to the financial statements.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations and comprehensive loss. There were no unrecognized tax benefits as of December 31, 2022 (Successor Period) or December 31, 2021 (Predecessor Period). The Company does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.
As of December 31, 2022, (Successor Period) there were no active taxing authority examinations in any of the Company's major tax jurisdictions. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2018 through 2022 (Successor Period).
For the tax years beginning on or after January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to currently deduct R&D expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the U.S. and 15 years for research activities performed outside the U.S. pursuant to IRC Section 174. Although Congress is considering legislation that would repeal or defer this capitalization and amortization requirement, it is not certain that this provision will be repealed or otherwise modified. If the requirement is not repealed or replaced, it will decrease our tax deduction for research and development expense in future years.
17.RELATED PARTY TRANSACTIONS
Waldencast
Prior to the Business Combination
Sponsor Shares
In January 2021, the Sponsor purchased 7,187,500 Class B ordinary shares for an aggregate purchase price of $0.025 million, or approximately $0.003 per share (the “sponsor shares”). In February 2021, the Sponsor transferred 20,000 Class B ordinary shares to each of the Company’s then-serving independent directors, Ms. Sarah Brown, Ms. Juliette Hickman, Ms. Lindsay Pattison and Mr. Zack Werner (the “Investor Directors”), resulting in the Sponsor holding 7,107,500 Class B ordinary shares. In March 2021, Waldencast effected a share capitalization resulting in the Sponsor holding an aggregate of 8,545,000 Class B ordinary shares. As such, the Sponsor and the Investor Directors collectively owned 20% of Waldencast’s issued and outstanding shares upon consummation of its IPO. In connection with the Business Combination, 8,625,000 sponsor shares held by the Sponsor and Investor Directors converted automatically, on a one-for-one basis, into one Class A ordinary share in accordance with their terms.
Forward Purchase Agreements
In connection with Waldencast’s IPO, in February 2021, the Sponsor and Zeno (a member of the Sponsor) entered into the Sponsor FPA, which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell in December 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor FPA, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Class A ordinary shares and 5,333,333 warrants for an aggregate commitment amount of $160.0 million in connection with the closing of Waldencast’s initial business combination. In addition, Beauty Ventures entered into the Third-Party FPA with Waldencast in March 2021, pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and up to 5,766,666 warrants for an aggregate commitment amount of $173.0 million, in connection with the closing of the Company’s initial business combination. Members of the Sponsor or their affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party FPA exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale. The FPA investments were consummated substantially concurrently with the consummation of the Business Combination.
Private Placement Warrants
Simultaneously with the consummation of the IPO, the Sponsor purchased 5,933,333 Private Placement Warrants at a purchase price of $1.50 per private placement warrant, or $8.9 million in the aggregate. Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share for $11.50 per share. The Private Placement Warrants may not be redeemed by the Company so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants: (i) are not redeemable by the Company, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the Class A ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Business Combination. In connection with the Business Combination, each of the 5,933,333 Private Placement Warrants converted automatically into a warrant to acquire one Class A ordinary share.
Registration Rights
The holders of the sponsor shares, Private Placement Warrants, and warrants that were issued upon conversion of the Working Capital Loan (as defined below) (and any Class A ordinary shares issuable upon (i) the exercise of the Private Placement Warrants, including the Working Capital Warrants (as defined below) and (ii) the conversion of the sponsor shares) are entitled to registration rights pursuant to a registration rights agreement dated March 15, 2021 (the “Legacy Registration Rights Agreement”) requiring the Company to register such securities for resale (in the case of the sponsor shares, only after conversion to Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company is responsible for the expenses incurred in connection with the filing of any such registration statements.
The Sponsor, the members of the Sponsor and certain of the Company’s shareholders, Obagi and Milk and certain of their respective affiliates entered into an amended and restated registration rights agreement, dated July 27, 2022, with the Company (the “Registration Rights Agreement”), pursuant to which the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain Class A ordinary shares and our other securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The Registration Rights Agreement amended and restated the Legacy Registration Rights Agreement and terminates with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).
In August 2022, the Company filed a registration statement on Form F-1 to register up to 121,120,063 Class A ordinary shares, consisting of (i) 8,545,000 Class A ordinary shares converted from the sponsor shares; (ii) 80,000 Class A ordinary shares converted from the sponsor shares held by the Investor Directors; (iii) 20,000 Class A ordinary shares issued to Aaron Chatterley in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, in connection with the consummation of the Business Combination; (iv) 28,237,506 Class A ordinary shares issued pursuant to the Obagi Merger Agreement; (v) 21,104,225 Class A ordinary shares issuable in exchange for 21,104,225 Class B ordinary shares pursuant to the Milk Equity Purchase Agreement; (vi) 11,800,000 Class A ordinary shares issued in the PIPE investments; (vii) 33,300,000 Class A ordinary shares issued pursuant to the FPAs; and (viii) 18,033,332 Class A ordinary shares issuable in respect of the private placement warrants, pursuant to the Registration Rights Agreement.

Related Party Notes and Advances
In January 2021, Waldencast issued a promissory note to the Sponsor (the “January Note”), pursuant to which Waldencast could borrow an aggregate principal amount of $0.3 million. The note was non-interest bearing and payable on the completion of the IPO. There were no borrowings outstanding under the note at the closing of the IPO.
In August 2021, Waldencast issued a promissory note to the Sponsor, pursuant to which it could borrow up to an aggregate principal amount of $1,500,000 from the Sponsor (the “Working Capital Loan”). The note was non-interest bearing, unsecured and due and payable in full on the earlier of (x) March 18, 2023 and (y) the date Waldencast consummated its initial business combination. In October 2021, Waldencast drew down the entire available balance of the promissory note and the Sponsor deposited $1,500,000 in Waldencast’s operating bank account. As of the Closing Date, there was a total aggregate principal amount of $1,500,000 in outstanding borrowings under the Convertible Working Capital Note. In connection with the closing of Business Combination, the Sponsor elected to convert $1,500,000 of the Working Capital Loan balance into warrants at a price of $1.50 per warrant for a total of 1,000,000 warrants (the “Working Capital Warrants”). The Working Capital Warrants issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder. Borrowings under the Convertible Working Capital Note are no longer available.
In addition, Waldencast issued working capital promissory notes to the Sponsor on (i) in May 2022, for up to $600,000 (“May Working Capital Note”) and (ii) July 2022, for up to $450,000 (“July Working Capital Note” and, together with May Working Capital Note, the “Non-Convertible Working Capital Notes”), in each case, for working capital purposes. As of the Closing Date, there was a total aggregate principal amount of $1,050,000 in outstanding borrowings under the Non-Convertible Working Capital Notes. In connection with the closing of Business Combination, the aggregate outstanding balance under the Non-Convertible Working Capital Notes of $1,050,000 was repaid to the Sponsor. Borrowings under the Non-Convertible Working Capital Notes are no longer available.
Administrative Services Agreement
Waldencast entered into an agreement whereby, commencing on March 15, 2021, through the earlier of the consummation of a business combination or a liquidation, Waldencast agreed to pay the Sponsor a monthly fee of $10,000 for office space, administrative, financial and support services. Waldencast incurred approximately $65,000 in administrative expenses under the agreement through the Closing Date, but ceased to incur these fees following the completion of the Business Combination. As of December 31, 2022 (Successor Period), the Company had $0.4 million in related party accounts payable in consolidated balance sheets. The Company ceased to incur these fees following the completion of the Business Combination.
Lock-Up Agreements
Pursuant to a Letter Agreement, dated March 15, 2021, between the initial shareholders of Waldencast Acquisition Corp. and Waldencast (the “Letter Agreement”), such shareholders agreed not to transfer, assign or sell any of their sponsor shares until the earlier to occur of: (A) one year after the Closing Date; and (B) following the Closing Date, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial business combination or (y) the date on which it completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its public shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees) (the “Letter Agreement Lock-Up Provisions”). Any permitted transferees would be subject to the same restrictions and other agreements of the initial shareholders of Waldencast Acquisition Corp. with respect to any sponsor shares. Such Letter Agreement Lock-Up Provisions expired on July 27, 2023.
In addition, pursuant to the Sponsor FPA, Burwell and Zeno agreed not to transfer, assign or sell any of their Class A ordinary shares according to the same Letter Agreement Lock-Up Provisions. Any permitted transferees would be subject to the same restrictions and other agreements as a purchaser under the Sponsor FPA. The Sponsor FPA lock-up period expired on July 27, 2023.

Waiver and Agreement
In connection with the consummation of the Business Combination, the Company waived certain provisions as contemplated by the Letter Agreement and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-Up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Business Combination. In connection with such Waiver, the Company entered into that certain Waiver and Agreement, dated as of July 25, 2022, with Burwell (the “Waiver and Agreement”), to permit a pledge by Burwell of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance Burwell’s payment obligations under the Sponsor FPA in connection with the closing of the Business Combination. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement. We also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).
Indemnification Agreements
In connection with the Business Combination, the Company entered into indemnification agreements with each of its directors. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from an indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.
Transactions with Cedarwalk in connection with the Business Combination
In connection with the Obagi China Distribution, the Company entered into an Intellectual Property License Agreement (the “IP License Agreement”), a Global Supply Services Agreement (the “Supply Agreement”), and a Transition Services Agreement (the “Transition Services Agreement”) with Obagi Hong Kong, which is owned by Cedarwalk, the former owner of Obagi and a beneficial holder of 24.5% of the Company’s fully diluted Class A ordinary shares as of the closing of the Business Combination.
Under the IP License Agreement, the Company exclusively licenses intellectual property relating to the Obagi brand to the Obagi China Business, and the Company retains the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business pays the Company a royalty of 5.5% of gross sales of licensed products. During the period from July 28 to December 31, 2022 (Successor Period) net revenue generated from related party royalties was $0.2 million.
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. The Company anticipates it will continue supplying the Obagi China Business with products at an agreed-upon markup, net of agreed-upon discounts as applicable until the Obagi China Business has been added as a party to Obagi’s CMO agreements, at which time it will then order directly from the CMOs. During the period from July 28 to December 31, 2022 (Successor Period) net revenue generated from supplying products to the Obagi China Business was $17.0 million and the related cost of goods sold was $5.1 million.
As of December 31, 2022 (Successor Period), the Company had $0.3 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet.

Under the Transition Services Agreement, the Company provided Obagi Hong Kong and its affiliates certain transition services to enable them to conduct the Obagi China Business as a going concern in the China Region. The transition services were provided for an initial term of up to twelve (12) months, with an option for Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain R&D services. Obagi Hong Kong did not elect to extend the services and as a result the Transition Services Agreement expired on July 27, 2023. Services under the agreement were to be charged at the reasonable, fully-loaded costs of providing the services, but such services were to be provided at no charge for a certain period of time or up to a specified dollar value of services (the “Threshold Amount”). The Company determined that the Threshold Amount may be applied towards a combination of the Company’s services or inventory purchases made by the Obagi China Business under the Supply Agreement. Due to the fact that the Threshold Amount had not been reached at the time of expiration, the Company received no fees from the Obagi China Business during the period ended December 31, 2022 (Successor Period).
Predecessor
Operational Support Services Agreement
In January 2018, Obagi Cosmeceuticals LLC (“Obagi Cosmeceuticals”) entered into an operational support services agreement with Obagi Holdings Company Limited (“Obagi Holdco”), Obagi Hong Kong and Obagi Shanghai Cosmeceuticals Co. Ltd., a subsidiary of Obagi Hong Kong (“Obagi Shanghai”), pursuant to which Obagi Cosmeceuticals provided certain services, including administrative and product related services, to the other signatories party thereto. The agreement terminated with respect to Obagi Hong Kong and Obagi Shanghai in connection with the Obagi China Distribution (as defined below). Under the agreement, which automatically renewed for a one-year term on January 1, 2021, Obagi Cosmeceuticals received service fees in an amount equal to the sum of its costs incurred in the performance of such services plus five percent (5%). Total service fees paid to Obagi Cosmeceuticals were $1.1, $3.5, $4.6 and $0.9 million for the 2022 Successor Period, 2022 Predecessor Period, for the year ended December 31, 2021 (Predecessor Period), and for the year ended December 31, 2020 (Predecessor Period), respectively. There were no service fees paid to Obagi Shanghai in the 2022 Successor Period, as the agreement was terminated upon closing of the Business Combination.
Non-Exclusive Marketing Services Agreement
In August 2019, Obagi Holdco and Obagi Shanghai entered into a non-exclusive marketing services agreement, pursuant to which Obagi Shanghai provided certain sales and marketing services to Obagi Holdco in the People’s Republic of China. Under the agreement, which terminated upon closing of the Business Combination, Obagi Shanghai received service fees in an amount equal to the sum of its costs incurred in the performance of such services plus five percent (5%). Total service fees paid to Obagi Shanghai were $2.1, $2.6 and $0.6 million for the 2022 Predecessor Period, for the year ended December 31, 2021 (Predecessor Period), and for the year ended December 31, 2020 (Predecessor Period), respectively.
Registration with National Medical Products Administration in China
In June 2020, Cedarwalk paid approximately $4.1 million to register Obagi’s products with the National Medical Products Administration in China in exchange for 8,000,000 shares of Obagi common stock. This non-cash capital contribution was recorded as additional paid-in capital in Obagi’s consolidated statements of shareholders’ equity for the year ended December 31, 2020.
Obagi China Distribution
As a condition to the Obagi Merger Agreement, prior to the Closing Date, Obagi Holdco distributed to Obagi and then Obagi distributed to Cedarwalk all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets pursuant to distribution agreements in the Obagi China Distribution, as discussed in “Note 4. Business Combinations.” The Obagi China Business had been conducted through Obagi Hong Kong and its subsidiaries.
Milk
Milk subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA on a month-to-month basis. Milk primarily uses these facilities for corporate offices and as an in-house studio. During the period from July 28 to

December 31, 2022 (Successor Period), the Company incurred administrative fees of $0.1 million, which is recorded in SG&A expenses in consolidated statements of operations and comprehensive loss.
18.COMMITMENTS AND CONTINGENCIES
Purchase Commitments
Purchase commitments represent unconditional purchase obligations to purchase goods or services, primarily inventory, that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction.
The Company has entered into a certain development and production agreement with a third-party vendor in which the Company is committed to purchase from the vendor certain units of Skintrinsiq devices totaling $5.7 million. As of December 31, 2022, the Company’s associated future minimum payment was $1.4 million over the next 12-18 months.
The Company has entered into an unconditional purchase order with third-party product manufacturers for the delivery of inventory in which the Company is committed to purchase from the manufacturers certain product inventory totaling $8.2 million. As of December 31, 2022, the Company’s associated future minimum payment was $7.0 million over the next 12-18 months.
Legal Proceedings
Except for the SEC investigation described in “Note 21, Subsequent Events.” the Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company, which if adversely determined could have a material adverse impact on the Company other than routine litigation arising in the ordinary course of business,
a.SEGMENT REPORTING
The Company reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. Prior to the consummation of the Business Combination, the Predecessor operated its business and reported its results through a single operating and reportable segment. Following the Business Combination, the Company determined that it has two operating and reportable segments: Obagi Skincare and Milk Makeup. See. “Note 3, Business Combinations.”
Obagi Skincare - this segment consists of the business of Obagi. Obagi’s business activities include developing, marketing, and selling skin health products. These assets and activities are conducted by Obagi Global Holdings Limited and its wholly-owned subsidiaries.
Milk Makeup - this segment consists of the business of Milk. Milk’s business activities include developing, marketing, and selling cosmetics, skincare, and other beauty products. Milk generates revenue from the sale of cosmetics to retailers, including off-price retailers, and sales DTC via its website.
Central costs include operating expenses related to corporate overhead expenses such as personnel-related costs, professional fees, interest expense related to the 2022 Credit Agreement, and the change in the fair value of derivatives. These costs are not used in evaluating the results of, or in allocating resources to, the Company’s segments.
The accounting policies of the segments are the same as those described in “Note 3, Summary of Significant Accounting Policies.”

The following is a reconciliation of financial measures of the Company’s segments to the consolidated totals:

	Period from July 28 to December 31, 2022 (Successor):
(In thousands)	Obagi Skincare	Milk Makeup	Total

Net revenue	$61,090	$31,283	$92,373
Cost of goods sold	44,973	15,684	60,657
Gross profit	$16,117	$15,599	$31,716
The Company evaluates the performance of its reportable segments based on segment gross profit. Segment gross profit is segment revenue less segment cost of goods sold.
The following table reconciles segment gross profit to net income (loss) before income taxes for the period from July 28 to December 31, 2022 (Successor Period):

Period from July 28 to December 31, 2022
(In thousands)	Successor

Gross profit	$31,716
Selling, general and administrative	88,926
Research and development	1,796
Loss on impairment of goodwill	68,715
Interest expense, net	6,230
Change in fair value of derivative warrant liabilities	(6,793)
Other expenses (income), net	(798)
Income (loss) before income taxes	$(126,360)
Net loss	$(120,557)
The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented. All of the Company’s and the Predecessor’s long-lived assets are located in the U.S.
19.EMPLOYEE BENEFIT PLAN
The Company sponsors a Section 401(k) retirement plan and pension plans for employees in the U.S. and the United Kingdom. During the period from July 28 to December 31, 2022 (Successor Period), the period from January 1 to July 27, 2022 (Predecessor Period), and the years ended December 31, 2021 and 2020 (Predecessor Periods) the Company’s contributions to the plan were $0.3 million, $0.4 million, $0.6 million, and $0.5 million, respectively.
20.SUBSEQUENT EVENTS
Stock-based compensation
In January 2023, the Company granted an aggregate of 2,290,000 stock growth incentive awards (the “SGI Awards”) in performance share units to certain Waldencast employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the respective Company’s net revenue and EBITDA targets for the year ended December 31, 2025. The SGI Awards had a grant date fair value of $8.88 and require a one-year post vesting holding period once the shares have been awarded.

Long-term Incentive (“LTI”) Awards
In May 2023, the LTI Awards were modified to waive the performance conditions for most Obagi and Waldencast employees, other than the Chief Executive Officer of Obagi and the Chief Executive Officer and Chief Growth Officer of Waldencast. Based on the financial statements prepared by the Company for the period ended December 31, 2022, the Board has certified that the applicable performance goals have not been met and, accordingly, that the 2022 RSUs granted to our founders will not vest.
Texas Leases
In December 2021, Obagi entered into two leases for office and warehouse space in Texas as part of their plans to relocate the headquarters from California. Obagi’s corporate headquarters were located in Long Beach, California until September 2022, when Obagi moved its headquarters to Houston, Texas under a lease that will expire in July 2032. In January 2024, Obagi will relocate its headquarters back to its Long Beach offices, where it occupies facilities totaling approximately 28,300 rentable square feet under a lease that expires in June 2026. Obagi entered into a sublease for the office space in Texas once Obagi relocates to California that will run through December 2025. The Obagi warehouse facilities located in Conroe, Texas are subject to a lease that will expire in February 2031 and Obagi plans to sublease those facilities subject to finding a tenant. ROU assets as of December 31, 2022 associated with the office and warehouse were $4.0 million and $2.5 million, respectively. The Company is in the process of assessing whether or not impairment exists.
Transaction with the SA Distributor
In March 2023, as part of the Company’s strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated a Purchase Agreement (the “Vietnam Purchase Agreement”) with Obagi Vietnam and the SA Distributor, pursuant to which, among other terms, Obagi acquired certain assets of Obagi Vietnam from the SA Distributor and in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, a subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve-month period ending on December 31, 2026, subject to setoff for any owed obligations. The Company currently does not anticipate that any such earnout payment will be payable. The SA Distributor does not currently have any active participation in the Obagi Vietnam business other than as a silent shareholder.
2022 Credit Agreement
As discussed in “Note 8. Debt,” Borrower and Waldencast Partners LP and JPMorgan, entered into a waiver and consent to the 2022 Credit Agreement in May 2023, August 2023 and December 2023. The 2022 Credit Agreement was amended in September 2023.
Subscription Agreement with PIPE Investors
In September 2023, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “2023 PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares (the “PIPE Shares”), in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million (the “2023 PIPE Investment”). The Subscription Agreements relating to approximately $68.0 million of proceeds were consummated in September 2023, and the closings of Subscription Agreements relating to the remaining approximately $2.0 million occurred in November 2023, following receipt of regulatory approvals (the “2023 PIPE Closings” and the date on which such Closing occurred, the “PIPE Closing Date”).” No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment. As a result, the Company had a total of 122,076,410 ordinary shares issued and outstanding, including 101,228,857 Class A ordinary shares issued and outstanding and 20,847,553 class B ordinary shares issued and outstanding, as of December 31, 2023.

SEC Investigation
As previously disclosed, the audit committee of the Board, engaged in a review of certain accounting practices applied to the Company’s financial statements for the Predecessor Period and Successor Period through December 31, 2022. The Company proactively and voluntarily self-reported the review to the SEC. In connection with this matter, the Company received a document subpoena from the SEC in September 2023. Although the Company is fully cooperating with the SEC’s investigation and continues to voluntarily respond to requests related to this matter, it cannot predict when the SEC will complete its investigation or its outcome and potential impact such outcome may have on the Company’s business. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, imposed on the Company could have a material adverse effect on its business, financial condition and results of operations.
The Nasdaq Capital Market Listing
The Company’s securities are listed on The Nasdaq Capital Market. In May 2023, the Company received written notice from Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, it was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the SEC. In July 2023, the Company obtained an extension from Nasdaq permitting it to regain compliance provided it filed this Report no later than October 30, 2023. On October 31, 2023, the Company received a written notice from the Listing Qualifications Staff of Nasdaq (the “Listing Qualifications Staff”) indicating that, based upon its non-compliance with the filing requirement as of October 30, 2023, the Listing Qualifications Staff had determined to delist the Company’s securities from Nasdaq by opening of business on November 9, 2023 unless the Company timely requested a hearing before the Nasdaq Hearings Panel. On November 7, 2023, by requesting a hearing (the “Hearing”) before the Nasdaq Hearings Panel (the “Panel”), the Company appealed the determination of the Listing Qualifications Staff to the Panel and requested that the stay of delisting, which otherwise would have expired on November 22, 2023, be extended until the Panel issued a final decision on the matter. On November 22, 2023, Nasdaq granted the Company’s request to extend the stay. Accordingly, the Company’s securities will continue to trade on The Nasdaq Capital Market until the Panel issues a final decision regarding its listing status following the Hearing scheduled for February 8, 2024, or, if earlier, upon receipt of confirmation from Nasdaq that the Company has regained compliance with Nasdaq’s continued listing standards. On January 3, 2024, we received an additional notice of non-compliance from the Listing Qualifications Staff due to the Company not having filed interim financial statements for the period ended June 30, 2023 with the SEC by December 31, 2023, as required by Nasdaq Listing Rule 5250(c)(2). The notice indicated that the Panel will consider this additional notice as part of its determination regarding the Company’s continued listing on The Nasdaq Capital Market.
U.S. Online Marketplace Distributor Contract Termination
In December 2023, the Company entered into a termination agreement with the U.S. Online Marketplace Distributor. The termination agreement provides the U.S. Online Marketplace Distributor with a termination fee in exchange for the return of all existing inventory purchased from Obagi, deactivation of all online marketplace listings by the U.S. Online Marketplace Distributor, and full satisfaction of the remaining outstanding accounts receivable balance within defined payment terms. The termination agreement includes contractual protections designed to ensure that the Company is only providing a return credit for valuable inventory which excludes short-dated or damaged products. The termination of the U.S. Online Marketplace Distributor shall enable the Company to fully control the online marketplace distribution of Obagi products, including both product quality and customer service.
21.SUCCESSOR CONDENSED FINANCIAL INFORMATION OF WALDENCAST PLC (PARENT COMPANY ONLY)
The parent company financial statements for Waldencast Plc should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of its subsidiaries’ net assets (similar to presenting them on the equity method). Waldencast plc has no material operations of its own and conducts substantially all of its activities through its wholly owned subsidiaries. Waldencast plc has no significant assets or liabilities other than derivative warrant liabilities and cash, most expenditures paid by Waldencast plc are allocated to its subsidiaries. Waldencast Finco Limited, a wholly-owned indirect subsidiary of Waldencast plc, is the borrower under the 2022 Credit Agreement. The terms and conditions of the 2022 Credit

Agreement (see Note 8 for definition) limit the ability of Waldencast plc’s wholly owned subsidiaries to make certain distributions or dividends, subject to a number of enumerated exceptions. Due to the aforementioned restrictions, substantially all of the Successor period net assets of Waldencast Plc’s subsidiaries are restricted. Since the restricted net assets of consolidated subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.
The following condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Waldencast plc’s investment in its subsidiaries is presented under the equity method of accounting.

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED BALANCE SHEET
(In thousands of U.S. dollars, except share and per share data)
As of December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,215
Total current assets	3,215
Investment in subsidiary	823,936
TOTAL ASSETS	$827,151

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Intercompany payables	8,942
Derivative warrant liabilities	18,311
TOTAL LIABILITIES	$27,253

SHAREHOLDERS’ EQUITY:
Successor Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 86,460,560 outstanding as of December 31, 2022	8
Successor Class B ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 21,104,225 outstanding as of December 31, 2022	2
Additional paid-in capital	796,038
Accumulated deficit	(156,780)
Accumulated other comprehensive income (loss)	(29)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	639,239
Noncontrolling Interest	160,659
TOTAL SHAREHOLDERS’ EQUITY	$799,898
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$827,151

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)
For the period from July 28 to December 31, 2022
Net revenue	—
Selling, general and administrative	—
Total operating income	—
Other income:
Interest income, net	19
Change in fair value of derivative warrant liabilities	6,793
Income before income taxes	6,812
Income tax benefit	—
Income before equity in undistributed earnings of subsidiaries	6,812
Equity in undistributed earnings of subsidiaries	(102,379)
Net loss	(95,567)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(29)
Comprehensive loss	(95,596)

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED STATEMENT OF CASH FLOW
(In thousands of U.S. dollars)
Period from July 28 to December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(95,567)
Adjustments to reconcile net loss to net cash
Cash (used in) provided by operating activities:
Equity in income of subsidiaries	102,379
Change in fair value of derivative warrant liabilities	(6,793)
Net cash provided by operating activities	19
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from trust	6,400
Net cash provided by investing activities	6,400
CASH FLOWS FROM FINANCING ACTIVITIES:
Transfers from subsidiaries	6,000
Transfers to subsidiaries	(300)
Expenses paid on behalf of subsidiaries	(8,982)
Net cash used in financing activities	(3,282)
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,137
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	78
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$3,215

ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Nasdaq Listing of Waldencast plc Class A Ordinary Shares and Waldencast plc Warrants
Waldencast plc Class A ordinary shares and Waldencast plc Warrants are listed on the Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively. Holders of Waldencast plc Class A ordinary shares and Waldencast plc Warrants should obtain current market quotations for their securities.
B.Plan of Distribution
Not applicable.
C.Markets
Waldencast plc Class A ordinary shares and Waldencast plc Warrants are listed on the Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The information set forth in our Registration Statement on Form F-1 (File No. 333-267053), as amended, initially filed with the SEC on August 24, 2022, under the heading “Description of Share Capital” is incorporated herein by reference.
C.Material Contracts
Material Contracts Relating to Waldencast Plc’s Operations
Credit Facility
In June 2022, we entered into the 2022 Credit Agreement by and among Borrower, Parent Guarantor, the Lenders and the Administrative Agent. The 2022 Credit Agreement provides us with access to the Term Loan of $175.0 million, the Revolving Credit Facility with borrowing capacity of up to $50.0 million, of which an aggregate principal amount of up to $7.5 million may be available, at the Borrower’s option to be drawn in the form of letters credit (collectively, the “2022 Credit Facilities”).

In September 2022, the Borrower entered into a technical amendment to the 2022 Credit Agreement to cure a technical error and clarify when the first amortization payment under the 2022 Credit Agreement is due and payable.

In May 2023, the Borrower entered into a waiver and consent agreement with JPMorgan and the required Lenders to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports. In June 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (a) continue to waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports and (b) suspend the testing of certain financial covenants in the 2022 Credit Agreement.

In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.

In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower is required to deliver certain of the financial information described in (i)(a) above by December 31, 2023 (the “Waiver Expiration Date”). Failure to deliver the required audited financial information and certain other deliverables on or prior to the Waiver Expiration Date will result in an event of default under the 2022 Credit Agreement (unless otherwise waived or extended). The Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Amendment.

The Borrower subsequently delivered unaudited financial information and related reports with respect to the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023. In December 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed, among other things, to waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022. Such waiver shall remain in effect until January 15, 2024.
The 2022 Credit Agreement restricts our ability to make certain distributions or dividends, subject to a number of enumerated exceptions. The 2022 Credit Agreement matures on July 27, 2026, four years following the funding date. Borrowings under the Term Loan were used, among other things, to repay outstanding amounts under, and terminate, the existing credit facilities of Obagi and Milk in connection with the closing of the Business Combination.
Borrowings under the 2022 Credit Facilities will accrue interest at a rate per annum equal to, at Borrower’s option, the Alternate Base Rate or the Adjusted Term SOFR Rate (each, as defined in the 2022 Credit Agreement) plus an applicable margin of 2.50% for Alternate Base Rate borrowings and 3.50% for Adjusted Term SOFR Rate borrowings. Borrowings under the 2022 Revolving Credit Facility may be prepaid without premium or penalty, subject to applicable notice requirements and the payment of customary “breakage” costs.
Obligations under the 2022 Credit Agreement are (i) guaranteed by certain existing and future subsidiaries of Waldencast plc and (ii) secured by a first priority lien on substantially all of the assets of Waldencast LP, the Borrower and the subsidiary guarantors, in the case of each of clauses (i) and (ii) above, subject to customary exceptions and limitations.
The 2022 Credit Agreement contains customary representations and warranties, affirmative covenants and events of default and also contains customary negative covenants including, among other things, limitations on the ability of Waldencast LP, Borrower and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates and enter into sale and leaseback transactions. Further, the Waivers described above and the Second Amendment (i) provided additional restrictions on the Borrower’s, Parent Guarantor’s and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15 million, which is certified on a monthly basis and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment (the period to and including such date, the “Covenant Relief Period”). Additionally, the 2022 Credit Agreement requires Parent Guarantor, the Borrower and certain of their subsidiaries to comply with specified financial covenants, including maintaining (i) a maximum Total Leverage Ratio of (a) during the Covenant Relief Period, 5.75 to 1.00 and (b) upon and after the termination of the Covenant Relief Period, 4.25 to 1.00, in each case, which steps down over time to 3.75 to 1.00 and (ii) a minimum Interest Coverage Ratio of (a) during the Covenant Relief Period, 1.75 to 1.00, which steps up over time to 2.75 to 1.00, and (b) upon and after the termination of the Covenant Relief Period, 3.00 to 1.00 (each, as defined in the 2022 Credit Agreement). The foregoing descriptions of the 2022 Credit Agreement, the First Amendment, the Second Amendment and the Waivers are qualified in its entirety by reference to the full and complete terms thereof and are attached as Exhibit 4.32 and Exhibit 4.37, respectively, to this Report and is incorporated herein by reference.
Contracts Material to Our Obagi Skincare and Milk Makeup Businesses
Information relating to agreements that are material to our Obagi Skincare business and Milk Makeup business can be found in “Item 4. “Information on the Company—4.B. Business Overview” of this Report.
Material Contracts with Directors, Executive Officers, Major Shareholders and Related Parties
The information relating to material agreements with our directors and executive officers, major shareholders and related parties can be found in “Item 7 Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” of this Report.
Material Contracts Relating to the Business Combination
Contracts Entered Into Prior to the Business Combination
PIPE Subscriptions
Concurrently with the execution of the Transaction Agreements, we entered into Subscription Agreements, executed on or prior to November 14, 2021, pursuant to which the investors (the “Initial PIPE Investors”) agreed to purchase, in the aggregate, 10,500,000 Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. The Transaction Agreements provided that we could enter into additional subscription agreements with investors to participate in the purchase of our shares after November 15, 2021 but prior to the Closing Date. On June 14, 2022, we entered into Subscription Agreements with additional investors on the same terms as the Initial PIPE Investors, pursuant to which such investors agreed to acquire an aggregate of 800,000 shares of Class A ordinary shares for an aggregate purchase price equal to $8.0 million. On July 15, 2022, we entered additional Subscription Agreements on the same terms as the Initial PIPE Investors, pursuant to which such investors subscribed for 500,000 Class A ordinary shares for an aggregate purchase price equal to $5.0 million (collectively, the “PIPE Investments”). The foregoing description of the Subscription Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibits 4.6 to this Report and the terms of which are incorporated by reference herein.
FPAs and Agreements with the Sponsor and its Affiliates
Information relating to material agreements with related parties entered into prior to and in contemplation of the Business Combination can be found in “Item 7 Major Shareholders and Related Party Transactions—7.B. Related Party Transactions”
Transaction Agreements
The following summary describes the material provisions of the Obagi Merger Agreement and the Milk Purchase Agreement but does not purport to describe all of the terms of such agreements and is qualified in its entirety by reference to the complete text of the Obagi Merger Agreement and Milk Purchase Agreement, copies of which are attached as Exhibits 4.1 and 4.2, respectively, of this Report.
Obagi Merger Agreement
On November 15, 2022, we entered into the Obagi Merger Agreement pursuant to which Merger Sub merged with and into Obagi, with Obagi as the surviving corporation and an indirect subsidiary of Waldencast as of the Closing Date (the “Obagi Merger”). At the effective time of the Obagi Merger, all outstanding ordinary shares of Obagi common stock were canceled and exchanged for (i) 28,237,506 Class A ordinary shares of Waldencast and (ii) cash in the amount of $317.5 million. At the effective time of the Obagi Merger, all options to purchase Obagi common stock granted under the 2021 Obagi Stock Incentive Plan (“Obagi Options”) were converted into options to purchase Waldencast plc Class A ordinary shares, subject to substantially the same terms and conditions as were in effect with respect to such Obagi Option immediately prior to the Obagi Merger Effective Time. Each Obagi Option to purchase one share of Obagi common stock converted into the right to purchase 7.62 Waldencast plc Class A ordinary shares. Similarly, all restricted stock units issued in respect of Obagi common stock granted (“Obagi RSUs”) were converted into restricted stock units with respect to Waldencast plc Class A ordinary shares, subject to substantially the same terms and conditions as were in effect with respect to such Obagi RSU immediately prior to the effective time. Each Obagi RSU with respect to one share of Obagi common stock converted into an RSU with respect to 7.62 Waldencast plc Class A ordinary shares.
As a condition to the merger, immediately prior to the closing, Obagi effected the Obagi China Distribution. For a description of that transaction as well as the agreement related thereto, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” in this Report.
The Obagi Merger Agreement contains certain post-closing covenants of Waldencast, pursuant to which the Company agreed:
•as soon as practicable following the date that is 60 days after the Closing Date and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to Waldencast plc’s Class A ordinary shares issuable under the 2022 Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the 2022 Plan remain outstanding;
•for a period of twelve (12) months following the Closing Date, provide, or cause its affiliates to provide, each Obagi employee continuing employment with Waldencast or Obagi with (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate, as applicable, provided to such employee immediately prior to the Closing Date, (ii) target cash incentive opportunity that is no less favorable than the target cash incentive opportunity provided to such employee immediately prior to the Closing Date and (iii) health, retirement, welfare and other employee and fringe benefits that are no less favorable, in the aggregate, than those provided to such employee immediately prior to the Closing Date;
•for the purposes of determining eligibility, vesting, participation and benefits accrual under Waldencast and its affiliate’s’ plans and programs providing employee benefits, credit each Obagi employee continuing employment with Waldencast or Obagi with his or her years of service with Obagi prior to the Closing Date to the same extent as such employee was (or would have been) entitled prior to the Closing Date;
•cause (i) each Obagi employee continuing employment with Waldencast plc or Obagi to be immediately eligible to participate in any and all Waldencast benefit plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Waldencast benefit plan to be waived for such employee and his or her covered dependents; and (iii) any co-payments, deductibles and other eligible expenses incurred by such employee to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of each comparable Waldencast benefit plan;
•indemnify and hold harmless each present and former director and officer of Obagi and Waldencast and each of their respective subsidiaries against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing or occurring at or prior to the Closing Date to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;
•maintain for a period of not less than six years from the Closing Date provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration (including provisions relating to expense advancement) of its and its subsidiaries’ former and current officers, directors and employees, no less favorable to those persons than the provisions of the governing documents of Obagi, Waldencast or their respective subsidiaries, as applicable, in each case, as of the date of the Obagi Merger Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder; and
•for a period of six years from the Closing Date, maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering those persons who are currently covered by Waldencast’s, Obagi’s or their respective subsidiaries’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies on terms not less favorable to the insureds than the terms of such current insurance coverage.
Milk Purchase Agreement
On November 15, 2022, we also entered into the Milk Purchase Agreement pursuant to which the Waldencast Purchasers acquired from the Milk Members all of their equity in Milk in exchange for (i) 21,104,225 Waldencast LP Units (ii) 21,104,225 Class B ordinary shares, which are non-economic voting shares of Waldencast and (iii) cash in the amount of $112.5 million (the “Milk Transaction”). Each Waldencast LP Unit and Class B ordinary share held by a Milk Member is redeemable at the option of the holder, and, if such option is exercised, exchangeable at the option of Waldencast into one Waldencast Class A ordinary share or cash, in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement. Upon consummation of the Business Combination Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast LP, which is an indirect subsidiary of Waldencast plc. We, in turn, hold our interests in Obagi and Milk through Waldencast LP and Holdco 1.
At the Milk Purchase Effective Time (the “Milk Closing”), all options to purchase Milk common stock (“Milk Options”) were converted into options to purchase Waldencast plc Class A ordinary shares, subject to substantially the same terms and conditions as were in effect with respect to such Milk Option immediately prior to the Milk Transaction effective time. Each Milk Option to purchase one Milk common unit converted into an option to purchase 1.47 Waldencast plc Class A ordinary shares. Similarly, all unit appreciation rights issued in respect of Milk common stock (“Milk UARs”) were converted into SARs with respect to Waldencast plc Class A ordinary shares, subject to substantially the same terms and conditions as are in effect with respect to such Milk UAR immediately prior to the effective time. Each Milk UAR with respect to one Milk common unit converted into a SAR with respect to 1.47 Waldencast plc Class A ordinary shares.
The Milk Purchase Agreement contains certain post-closing covenants of Waldencast, pursuant to which the Company agreed:
•as soon as practicable following the date that is 60 days after the Closing Date and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to Waldencast plc’s Class A ordinary shares issuable under the Waldencast plc 2022 Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the 2022 Plan remain outstanding;
•for a period of twelve (12) months following the Closing Date, provide, or cause its affiliates to provide, each Milk employee continuing employment with Waldencast or Milk with (i) an annual base salary or hourly wage rate, as applicable, that is no less favorable than the annual base salary or hourly wage rate, as applicable, provided to such employee immediately prior to the Closing Date, (ii) target cash incentive opportunity that is no less favorable than the target cash incentive opportunity provided to such employee immediately prior to the Closing Date and (iii) health, retirement, welfare and other employee and fringe benefits that are no less favorable, in the aggregate, than those provided to such employee immediately prior to the Closing Date;
•for the purposes of determining eligibility, vesting, participation and benefit accrual under Waldencast and its affiliate’s’ plans and programs providing employee benefits, credit each Milk employee continuing employment with Waldencast or Milk with his or her years of service with Milk prior to the Closing Date to the same extent as such employee was (or would have been) entitled prior to the Closing Date;
•cause (i) each Milk employee continuing employment with Waldencast plc or Milk to be immediately eligible to participate in any and all Waldencast benefit plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Waldencast benefit plan to be waived for such employee and his or her covered dependents; and (iii) any co-payments, deductibles and other eligible expenses incurred by such employee to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of each comparable Waldencast benefit plan;
•indemnify and hold harmless each present and former director and officer of Milk and Waldencast and each of their respective subsidiaries against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing or occurring at or prior to the Closing Date to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;
•maintain for a period of not less than six years from the Closing Date provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration (including provisions relating to expense advancement) of its and its subsidiaries’ former and current officers, directors and employees, no less favorable to those persons than the provisions of the governing documents of Milk, Waldencast or their respective subsidiaries, as applicable, in each case, as of the date of the Milk Purchase Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder; and
•for a period of six years from the Closing Date, maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering those persons who are currently covered by Waldencast’s, Milk’s or their respective subsidiaries’ directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies on terms not less favorable to the insureds than the terms of such current insurance coverage.
Related Agreements
Lock-Up Agreements
Pursuant to the Transaction Agreements, on the Closing Date, certain of the Obagi shareholders entered and certain of the Milk Members entered into Lock-Up Agreements, pursuant to which they agreed not to transfer, assign or sell during the respective Lock-Up Period (as defined in the Letter Agreement), (I) in the case of any of our Class A ordinary shares and the Waldencast LP Units, as applicable, received as consideration in connection with the Business Combination, until the earlier of (A) one year after the Closing Date and (B) (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; and (II) in the event that a certain portion of the Obagi Cash Consideration (as defined in the Obagi Merger Agreement) or the Milk Cash Consideration (as defined in the Milk Purchase Agreement) is paid in our equity of Waldencast as a result of the occurrence of certain events set forth in the Obagi Merger Agreement and the Milk Purchase Agreement, as applicable, such equity of Waldencast received by Obagi or Milk, for the same period as set forth in clause (I) above, provided that solely for the purpose of this clause (II), the term “one-year” in clause (I)(A) shall be replaced with the term “six months.” The foregoing description of the Lock-Up Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of the form which is filed as Exhibits 4.7 to this Report and the terms of which are incorporated by reference herein. Each Lock-Up Period expired on January 27, 2023 and July 27, 2023, respectively.
Amended and Restated Exempted Limited Partnership Agreement
Effective as of immediately before the consummation of the Milk Transaction, the initial exempted limited partnership agreement of Waldencast LP was amended and restated in its entirety to provide that each Waldencast LP Unit will have identical economic rights and Holdco 1 was admitted as the general partner of Waldencast LP. The Waldencast LP Units have no voting rights. The Amended and Restated Waldencast Partners LP Agreement prohibits transfers of Waldencast LP Units held by the Milk Members and will require the prior consent of Holdco 1 for such transfers, subject to certain exceptions set forth in the Amended and Restated Waldencast Partners LP Agreement.
Following the expiration of any applicable Lock-Up Period, each holder of the Waldencast LP Unit (other than Holdco 1) shall be entitled at any time, to cause Waldencast LP to redeem (each, a “Unit Redemption”), all or a portion of its Waldencast LP Units, in which case, we may at our option, acquire such Waldencast LP Units in exchange for cash or new Waldencast plc Class A ordinary shares on a one-for-one basis. In connection with any Unit Redemption, a number of Waldencast plc Class B ordinary shares equal to the number of redeemed Waldencast LP Units will be surrendered and canceled. Once the Milk Members have caused Unit Redemptions to have occurred that cause the aggregate Waldencast LP

Units held by the Milk Members to be equal to or less than 20% of the total Waldencast LP Units held by the Milk Members as of the Closing Date of the Milk Transaction, Waldencast LP will have the right to acquire all or a portion of the remaining Waldencast LP Units that remain outstanding in exchange for cash or Waldencast plc Class A ordinary shares on a one-for-one basis, at Waldencast LP’s sole discretion, subject to certain limitations set forth in the Amended and Restated Waldencast Partners LP Agreement.
Under the terms of the Amended and Restated Waldencast Partners LP Agreement, Waldencast LP is obligated to make pro rata tax distributions to holders of Waldencast LP Units at certain assumed tax rates unless such distribution would not be permitted under applicable law.
Sponsor Support Agreements
In connection with the execution of the Obagi Merger Agreement and Milk Purchase Agreement, Waldencast entered into a (i) Sponsor Support Agreement dated November 15, 2021 with the Sponsor, Obagi, and the Investor Directors and (ii) Sponsor Support Agreement dated November 15, 2021 with the Sponsor, the representative of the Milk Members and the Investor Directors (together the “Sponsor Support Agreements”). Pursuant to the Sponsor Support Agreements, the Sponsor and the Investor Directors agreed to, among other things, vote in favor of the Obagi Merger Agreement and the Milk Purchase Agreement and transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.
The Sponsor and the Investor Directors also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Waldencast Class A ordinary shares or any Waldencast warrants held by the Sponsor and the Investor Directors immediately after the Closing Date, (b) deposit any Waldencast Class A ordinary shares into a voting trust or enter into a voting agreement that is inconsistent with the Obagi Sponsor Support Agreement, (c) enter into any swap, engage in hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Waldencast Class A ordinary shares or Waldencast warrants or (d) publicly announce any intention to effect any transaction specified in clause (a)–(c).
The Sponsor Support Agreements terminated upon closing of the Business Combination. The foregoing description of the Sponsor Supports Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, copies of which is filed as Exhibits 4.3 and 4.4 to this Report and the terms of which are incorporated by reference herein.
Stockholder Support Agreement
In connection with the execution of the Obagi Merger Agreement, Waldencast entered into a Support Agreement dated November 15, 2021 with Obagi and Cedarwalk (the “Stockholder Support Agreement”). Pursuant to the Stockholder Support Agreement, Cedarwalk agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement being declared effective and delivered or otherwise made available to stockholders, the Obagi Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions of the Stockholder Support Agreement. Cedarwalk also agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of Obagi common stock held by Cedarwalk immediately after the consummation of the Obagi Merger (b) enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Obagi common stock, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b). The Stockholder Support Agreement terminated upon closing of the Business Combination. The foregoing description of the Stockholder Support Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4.5 this Report and the terms of which are incorporated by reference herein.
D.Exchange Controls
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

E.Taxation
U.S. Federal Income Tax Considerations
The following is a discussion of U.S. federal income tax considerations generally applicable to the ownership and disposition of Class A ordinary shares by U.S. Holders. This discussion addresses only those holders of Class A ordinary shares that hold their ordinary shares as capital assets (generally, property held for investment) and assumes that any distributions made (or deemed made) by us and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Class A ordinary shares will be in U.S. dollars. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
•the Sponsor or Waldencast’s officers or directors;
•financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;
•tax-exempt entities;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies or real estate investment trusts;
•expatriates or former long-term residents of the U.S.;
•persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;
•persons that acquired our ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;
•persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•persons whose functional currency is not the U.S. dollar.
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the IRS regarding any of the U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our ordinary shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the ownership and disposition of Class A ordinary shares.
EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
As used herein, a “U.S. Holder” is a beneficial owner of Class A ordinary shares who or that is, for U.S. federal income tax purposes:
1.an individual citizen or resident of the U.S.,

2.a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S. or any state thereof or the District of Columbia,
3.an estate whose income is subject to U.S. federal income tax regardless of its source, or
4.a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.
Tax Residence of Waldencast Plc for U.S. Federal Income Tax Purposes
A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.
Based on the rules currently in effect, we do not expect to be treated as a U.S. corporation for U.S. federal income tax purposes by virtue of Section 7874 of the Code as a result of the Business Combination. Nevertheless, because the rules and exceptions under Section 7874 of the Code are complex, subject to factual and legal uncertainties, and may change in the future (possibly with retroactive effect), there can be no assurance that we will not be treated as a U.S. corporation for U.S. federal income tax purposes. In addition, it is possible that a future acquisition of the stock or assets of a U.S. corporation could result in our being treated as a U.S. corporation at the time of the Business Combination.
If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax. If Holdco 1 were to be disregarded, or we were otherwise to be treated as a direct partner in Waldencast LP, dividend payments by us could be treated as wholly or partially U.S.-source for foreign tax credit and other U.S. federal income tax purposes even if we are treated as a non-U.S. corporation under Section 7874 of the Code.
The remainder of this discussion assumes that Waldencast plc will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
U.S. Federal Income Tax Considerations of Owning Class A Ordinary Shares
Taxation of Dividends and Other Distributions on Class A Ordinary Shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below, any distribution of cash or other property to a U.S. Holder of Class A ordinary shares, will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.
Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares. We may not determine our earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by us will be treated as a dividend.
With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) Class A ordinary shares are readily tradable on an established securities market in the U.S. or (ii) we are eligible for the benefits of an applicable income tax treaty, in each case provided that we are is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period or other requirements are met. If our Class A ordinary shares are delisted from The Nasdaq Capital Market and are not otherwise readily tradable on an established securities market in the U.S., and provided that we remain ineligible for the benefits of an applicable tax treaty with the U.S., dividends received on our Class A ordinary shares would generally not be eligible to be taxed at preferential rates. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Class A ordinary shares. See “Item 8. Financial Information—Note 21. Subsequent Events—The Nasdaq Capital Market Listing.”

Taxation on the Disposition of Class A Ordinary Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Class A ordinary shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such ordinary shares.
Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. However, it is unclear whether the redemption rights with respect to the Class A ordinary shares may have prevented the holding period of the Class A ordinary shares from commencing prior to the termination of such rights in connection with the Business Combination. The deductibility of capital losses is subject to various limitations.
PFIC Considerations
Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.
PFIC Status of Waldencast and Waldencast Plc
Although a foreign corporation’s PFIC determination will be made annually, absent certain elections described below, a determination that Waldencast Acquisition Corp., our predecessor (“WAC”) was or Waldencast plc is a PFIC will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity is a PFIC in those subsequent years. Because, following the Domestication, Waldencast is treated as the successor to WAC for U.S. federal income tax purposes, any Class A ordinary shares treated as received in exchange for WAC Class A ordinary shares in the Domestication may, in the absence of certain elections described below, be treated as stock of a PFIC if WAC or Waldencast was treated as a PFIC during the holding period of a U.S. Holder.
Based on the timing of the Business Combination, the anticipated assets and income of the combined company and the application of the start-up exception, we do not expect WAC to be treated as a PFIC for the taxable year ending on December 31, 2021 (the “Start-Up Year”), nor do we expect Waldencast to be treated as a PFIC for the taxable year ending on December 31, 2022, or the foreseeable future. However, as further discussed below, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question, and, in the case of the Start-Up Year, until as late as the close of our taxable years ended on December 31, 2023. Additionally, there is uncertainty regarding the application of the start-up exception.
Although WAC likely met the PFIC income or asset tests for the Start-Up Year, the start-up exception is expected to apply to prevent such entity from being treated as a PFIC for the Start-Up Year provided that the combined company does not meet either test in the two subsequent taxable years. Based on the timing of the Business Combination and the assets and income of the combined company, we do not believe we met either test for our taxable year ended December 31, 2022, and do not expect to meet either test in the foreseeable future. However, because PFIC status is an annual factual determination, we may become a PFIC in future if the composition of our income or assets, or the market price of our Class A ordinary shares, were to change. Accordingly, there can be no assurance with respect to the PFIC status of WAC for the Start-Up Year or Waldencast for any future taxable year.

Application of PFIC Rules to Ordinary Shares
If (i) WAC or Waldencast is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for the first year in its holding period in which WAC or Waldencast (as the case may be)(was or) is a PFIC (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), a QEF Election along with a purging election, or a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election,” then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:
•any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and
•any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).
Under the Default PFIC Regime:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its ordinary shares (taking into account the relevant holding period of the WAC Class A ordinary share treated as exchanged therefor);
•the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which WAC was or Waldencast is a PFIC, will be taxed as ordinary income;
•the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may be required to file an IRS Form 8621 (whether or not the U.S. Holder makes one or more of the elections described below with respect to such shares) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.
QEF Election, Mark-to-Market Election and Purging Election
In general, if WAC or Waldencast is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its ordinary shares by making a timely and effective “qualified electing fund” (“QEF”) election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF Election with respect to Class A ordinary shares, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine we are a PFIC for any taxable year, we may endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. However, there is no assurance that we will so endeavor, or that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. U.S. Holders are urged to consult their tax advisors with respect to any QEF Election previously made with respect to Waldencast shares.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect of its ordinary shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that Waldencast or WAC is treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which WAC was or Waldencast is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.
The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including The Nasdaq Capital Market. If our Class A ordinary shares are delisted from The Nasdaq Capital Market (and are not otherwise regularly traded on another national securities exchange that is registered with the SEC), our Class A ordinary shares would generally not be treated as “marketable stock” for such purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our Class A ordinary shares. Any mark-to-market election that is otherwise in effect with respect to our Class A ordinary shares at the time that they are delisted will generally terminate automatically, effective as of the beginning of the U.S. Holder’s taxable year in which the delisting occurs. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of WAC Class A ordinary shares or the Class A ordinary shares under their particular circumstances, as well as regarding any mark-to-market elections previously made with respect to WAC Class A ordinary shares or our Class A ordinary shares. See “Item 8. Financial Information—Note 21. Subsequent Events—The Nasdaq Capital Market Listing.”
Class A ordinary shares treated as stock of a PFIC under the Default PFIC Regime (including Class A ordinary shares treated as received in exchange for WAC Class A ordinary shares that were so treated at the time of the Domestication) will continue to be treated as stock of a PFIC, including in taxable years in which we cease to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which WAC or Waldencast, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s Class A ordinary shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.
If we are a PFIC and, at any time, have foreign subsidiary that is a PFIC, U.S. Holders would be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or disposes of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election would not be available with respect to such lower-tier PFIC. U.S. Holders should consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to Class A ordinary shares under their particular circumstances.
THE RULES DEALING WITH PFICS ARE COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
Jersey Tax Considerations
This summary of Jersey taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in our Class A ordinary shares. The following summary of the anticipated treatment of Waldencast plc and holders of Class A ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Jersey law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Legal advice should be taken with regard to individual circumstances. Prospective investors in our Class A ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of Waldencast plc common stock under the laws of any jurisdiction in which they may be liable to taxation.

Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in our Class A ordinary shares.
Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than Jersey should consult their own professional adviser.
Company Residence
Under the Income Tax (Jersey) Law 1961 (as amended) (“Tax Law”), a company shall be regarded as resident in Jersey if it is incorporated under the Jersey Companies Law unless:
•its business is centrally managed and controlled outside Jersey in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 10% or higher; and
•the company is resident for tax purposes in that country or territory.
We are resident for tax purposes in Jersey and subject to tax in Jersey.
Summary
Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in Jersey on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant ordinary shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a cap of £100,000.
Income Tax
The general rate of income tax under the Tax Law on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% (“zero tax rating”), though certain exceptions from zero tax rating might apply.
Withholding Tax
For so long as we are subject to a zero tax rating, or are deemed to be resident for tax purposes in Jersey, no withholding in respect of Jersey taxation will be required on payments in respect of our Class A ordinary shares to any holder of our Class A ordinary shares not resident in Jersey.
Stamp Duty
In Jersey, no stamp duty is levied on the issue or transfer of our Class A ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% on the value of an estate up to a maximum stamp duty charge of £100,000. The rules for joint holders through a nominee are different and advice relating to this form of holding should be obtained from a professional adviser.
Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.
Goods and Services Tax
Pursuant to the Goods and Services Tax (Jersey) Law 2007 (“GST Law”), a tax rate which is currently 5% applies to the supply of goods and services (“GST”), unless the supply is regarded as exempt or zero rated, or the relevant supplier or recipient of such goods and services is registered as an “international services entity.”

A company must register for GST if its turnover is greater than £300,000 in any 12-month period, and will then need to charge GST to its customers. Companies can also choose to register voluntarily.
A company may apply to be registered as an International Services Entity (“ISE”) if it mainly serves non-Jersey residents. By virtue of a company being an ISE, it will not have to register for GST, will not charge GST on its supplies, and will not be charged GST on its purchases.
We will be an ISE within the meaning of the GST Law, as we satisfy the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended. As long as we continue to be such an entity, a supply of goods or of a service made by or to us shall not be a taxable supply for the purposes of the GST Law.
Substance Legislation
With effect from January 1, 2019, Jersey has implemented legislation to meet EU demands for companies to have substance in certain circumstances. Broadly, part of the legislation is intended to apply to holding companies managed and controlled in Jersey. As we are tax resident in Jersey, this legislation applies to us on this basis.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company is exposed to certain market risks in the ordinary course of its business, including fluctuations in interest rates, foreign exchange and inflation. Currently, these risks are not material to the Company’s financial condition or results of operations, but they may be in the future.
Further information regarding quantitative and qualitative disclosure about market risk is included in “Item 4. Information on the Company—B. Business Overview” of this Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Warrants
As of December 31, 2022 there were 11,500,000 warrants that had been issued in our initial public offering outstanding (the “Public Warrants”). The Public Warrants entitle the holder to purchase one Waldencast plc Class A ordinary share at an exercise price of $11.50 per share. The Public Warrants will expire on July 27, 2027 (i.e., five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms. As of December 31, 2022 there were also 11,099,999 private placement warrants held by Beauty Ventures, Burwell as trustee of Burwell, and Zeno Investment Master Fund. The private placements warrants are identical to the Public Warrants in all material respects.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None/not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None/not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Disclosure controls and procedures, pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, are required to be designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information relating to the Company is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022 (the end of the period covered by this Report). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2022 were not effective because of material weaknesses in internal control over financial reporting as described below.
Material Weaknesses
A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported in the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 25, 2021, and due to the restatements of our March 23, 2021, March 31, 2021, and June 30, 2021 financial statements, and as updated in our most recent Annual Report on Form 10-K for the year ended and as of December 31, 2021, management of the Company prior to the Business Combination had identified a material weakness due to the material restatement of redeemable Class A Shares in the previously issued financial statements. As described below under “Remediation Plan,” we continue to enhance our processes and procedures to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our remediation efforts regarding this material weakness remain ongoing.
In addition, in connection with the preparation of our consolidated financial statements as of December 31, 2022, we identified material weaknesses in our internal control over financial reporting when considering the criteria set forth by the

Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework). Based upon the conclusions of our Chief Executive Officer and Chief Financial Officer, we have concluded that we have material weaknesses in each of the components of the 2013 Framework due to a lack of sufficient controls around the Company’s Control Environment, Risk Assessment, Control Activities, Information and Communication, and Monitoring of controls. This formed the basis for the statement of non-reliance on the financial statements for certain Predecessor Periods and Successor Periods as described in the Form 6-K filed with the SEC on July 5, 2023 and Form 6-K/A filed on November 25, 2022, respectively. The material weaknesses identified were caused by the following:
a.Insufficient Segregation of Duties and Review Procedures: Control deficiencies were identified in segregation of duties and more specifically the lack of review and approval of manual journal entries. The Company identified that certain journal entries were either not reviewed or lacked the necessary supporting details for a reviewer to critically evaluate the accuracy of the entry.
b.Insufficient Resources with Appropriate level of Understanding of Generally Accepted Accounting Principles (“GAAP"): There was an insufficient number of personnel with an appropriate level of GAAP knowledge and experience to create the proper environment for effective internal control over financial reporting, with an emphasis on the sufficient understanding of ASC 606, Revenue from Contracts with Customers, and to ensure that (a) the consolidated financial statements were prepared timely and accurately, (b) there were adequate processes for oversight, (c) there was accountability for the performance of internal control over financial reporting responsibilities, and (d) corrective activities were appropriately applied, prioritized, and implemented in a timely manner.
c.Policies and Procedures: There was a lack of sufficient policies and procedures in place for the Obagi reporting segment to ensure that all relevant information was provided by former Obagi management to Company management to ensure the segment results portrayed an accurate picture of the financial position of the segment. There was also insufficient monitoring of the internal control environment of the Company, and the Company did not perform an appropriate risk assessment to design control activities to be responsive to risks of material misstatement. The Company additionally did not have a formal delegation of authority in place allowing for the appropriate monitoring of material financial and business decisions nor have processes in place to monitor the control environment to ensure that the financial statements were accurate and complete.
Remediation Plan and Status
Management has been actively engaged in remediation efforts to address the material weaknesses identified above. We have been making enhancements to our control environment since the calendar year-ended December 31, 2022 by improving oversight, communication of expectations and emphasizing the importance of internal controls. In addition, we made improvements to the level of detail in our risk assessment including the linkage between risks and internal controls. We plan to continue improving upon the design of our internal controls over financial reporting and the timeliness of those procedures during the calendar year-ended December 31, 2024 and beyond. We have made progress towards addressing the material weaknesses by implementing processes to better identify, document, and assess systems and information used when performing internal controls, including the enhancement of established accounting policies, procedures and controls. The remediation efforts also include:
a.hiring additional qualified accounting, finance and legal personnel, to provide additional capacity and expertise to enhance our accounting and reporting review procedures;
b.engaging consultants to provide additional technical accounting expertise;
c.engaging third-party specialists to help assess and document our internal controls for complying with Sarbanes-Oxley Act of 2002;
d.engaging third-party specialists with whom we consult regarding complex accounting applications; and
e.identifying relevant controls and establishing clear roles, responsibilities and segregation of duties, including supervisory reviews performed by our financial management team at an appropriate level based upon our risk assessment.
In addition to the above, during fiscal year-ended December 31, 2023, the Company also (1) hired a new seasoned executive leadership team at Obagi including a new President, Chief Financial Officer and Chief Marketing Officer (2) reinforced the senior leadership team based in Southeast Asia with the appointment of a new President and Chief Financial

Officer and (3) reinforced its legal and finance functions by hiring a new General Counsel and Senior Vice President of Accounting. Management continues to be closely involved in monitoring the Obagi segment of the business.
While we had begun implementing the activities noted above, management has concluded that the material weaknesses were not remediated as of December 31, 2022.
Notwithstanding the identified material weaknesses, management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
B. Management’s Annual Report on Internal Control over Financial Reporting
This Report does not include a report of management’s assessment regarding our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) in accordance with guidance issued by the SEC where companies are permitted to exclude management’s report on internal controls over financial reporting in the first Annual Report filed after the close of a material acquisition. On July 27, 2022, we consummated a merger with (i) Obagi and (ii) Milk, as discussed in “4. Business Combinations,” of the Notes to the Consolidated Financial Statements, where the Company was determined to be the accounting acquirer, however Obagi was determined to be the accounting predecessor for the purpose of financial reporting. The assets, liabilities, and operations of the Company prior to the acquisitions are insignificant when compared to the consolidated company post-acquisitions.
C. Attestation Report of the Registered Public Accounting Firm
Because we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting for so long as we are an emerging growth company.
D. Changes in Internal Control over Financial Reporting
Other than as described above and under “Remediation Plan,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year-ended December 31, 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that each of the members of the audit committee qualifies as independent under the Nasdaq rules applicable to members of our Board generally and under the Nasdaq rules and Exchange Act Rule 10A-3 specific to audit committee members and that each of the members of the audit committee meets the requirements for financial sophistication under the applicable Nasdaq rules. In addition, our Board has determined that Juliette Hickman qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
ITEM 16B. CODE OF ETHICS
We have a code of ethics and business conduct that applies to all of our directors, officers and employees. The code of ethics is available on our website, www.waldencast.com. The information on or available through our website is not deemed incorporated in this Report and does not form part of this Report. We intend to make any legally required disclosures regarding amendments to, or waivers of, the provisions of its code of ethics on our website rather than by filing a Current Report on Form 6-K.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the 2022 Successor Period (July 28, 2022 to December 31, 2022), Deloitte & Touche LLP (“Deloitte”) has served as our company’s independent registered public accounting firm. For the Predecessor Periods, Deloitte served as Obagi’s independent registered public accounting firm. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte for each of the periods presented.

	Successor (Waldencast)	Predecessor (Obagi)
(In thousands)	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year Ended December 31, 2021
Audit fees (1)	$950	$513	$187
Audit-related fees	380	1,089	706
Tax fees (2)	179	136	273
Total fees	$1,509	$1,738	$1,166
(1) Audit fees consist of professional services provided in connection with the audit of our annual financial statements and other audit or interim review services provided in connection with regulatory filings or engagements.
(2) Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None/not applicable.
ITEM 16E. ISSUER PURCHASES OF EQUITY SECURITIES
None/not applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS
None/not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a foreign private issuer, we are not subject to all of the corporate governance requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 6-K under the Exchange Act. We also are exempt from the requirements to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. In addition, as a foreign private issuer, we are exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information.
We were incorporated under the laws of Jersey and our corporate governance practices are governed by applicable Jersey law, including the provisions of the Jersey Companies Law, and the Constitutional Document. In addition, because our securities are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance listing standards.
Rule 5615(a)(3) of the Rules permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice in lieu of the requirements of the 5600 Series of the Rules to be exempt from the requirements as follows: (i) Rule 5620(a) of the Rules which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; (ii) Rule 5635(c) of the Rules which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; (iii) Rule 5635(d) of the Rules which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; and (iv) Rule 5250(b)(3) of the Rules which requires disclosure of third-party director and nominee compensation.
If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—Risk Factors—Risks Related to our Organization and Corporate Structure—As a public limited company incorporated under the laws of Jersey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to securityholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”
ITEM 16H. MINE SAFETY DISCLOSURES
None/not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None/not applicable.
ITEM 16J. INSIDER TRADING POLICY
We have adopted an Insider Trading Policy that applies to all directors, officers and employees of Waldencast and (a) their spouses, minor children, adult family members sharing the same house, and (b) any other person or entity over whom a person subject to the policy has substantial influence or control when it relates to decisions to purchase or sell securities. The Insider Trading Policy, which applies to any purchases and sales of our securities (including ordinary shares, warrants, shares issued under stock options, RSUs or other equity awards, and if we ever issue them preferred shares, bonds or debt securities or convertible debentures and warrants) is designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. The foregoing description of the Insider Trading Policy is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4.39 to this Report and the terms of which are incorporated by reference herein.
PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.
ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Memorandum and Articles of Association of Waldencast plc. (incorporated by reference to Exhibit 1.1 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

2.1+
Specimen ordinary share certificate of Waldencast plc (incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on April 27, 2022).

2.3
Warrant Agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on March 18, 2021).

4.1
Agreement and Plan of Merger, dated as of November 15, 2021, by and among the Company, Merger Sub and Obagi (incorporated by reference to Annex A to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on July 1, 2022).

4.2
Equity Purchase Agreement, dated as of November 15, 2021, by and among the Company, Waldencast LP, Holdco Purchaser, Milk, the Milk Members and the Equityholder Representative (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on November 17, 2021).

4.3
Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, the Company, certain directors of the Company and Obagi (incorporated by reference to Annex C to Amendment No. 5 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on June 16, 2022).

4.4
Sponsor Support Agreement, dated November 15, 2021, by and among the Sponsor, the Company and Milk (incorporated by reference to Annex D to Amendment No. 5 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on June 16, 2022).

4.5
Stockholder Support Agreement, dated November 15, 2021, by and among the Company, Cedarwalk Skincare Ltd. and Obagi (incorporated by reference to Annex E to Amendment No. 5 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on June 16, 2022).

4.6
Form of Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on November 17, 2021 ).

4.7	Form of Milk Lock-Up Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on November 18, 2021).

4.8	Form of Obagi Lock-Up Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on November 18, 2021).T

4.9
Amended and Restated Registration Rights Agreement, by and among the Company, the Sponsor, certain former shareholders of Obagi and certain former members of Milk (incorporated by reference to Exhibit 4.8 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.10	Waldencast plc 2022 Incentive Award Plan (incorporated by reference to Exhibit 4.9 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.11
Letter Agreement, dated March 15, 2021, among the Company, the Sponsor and the Sponsor’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (Reg No. 001-40207) filed with the SEC on March 18, 2021).

4.12
Investment Management Trust Agreement, dated March 15, 2021, between the Registrant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (Reg No. 001-40207) filed with the SEC on March 18, 2021).

4.13
Administrative Services Agreement, dated March 15, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (Reg No. 001-40207) filed with the SEC on March 18, 2021).

4.14
Sponsor Warrants Purchase Agreement, dated March 15, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (Reg No. 001-40207) filed with the SEC on March 18, 2021).

4.15
Indemnity Agreement, dated July 27, 2022, between the Company and Michel Brousset (incorporated by reference to Exhibit 4.14 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.16
Indemnity Agreement, dated July 27, 2022, between the Company and Felipe Dutra ((incorporated by reference to Exhibit 4.15 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.17
Indemnity Agreement, dated July 27, 2022, between the Company and Cristiano Souza (incorporated by reference to Exhibit 4.16 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.18
Indemnity Agreement, dated July 27, 2022, between the Company and Sarah J. Brown (incorporated by reference to Exhibit 4.17 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.19
Indemnity Agreement, dated July 27, 2022, between the Company and Juliette Hickman (incorporated by reference to Exhibit 4.18 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.20
Indemnity Agreement, dated July 27, 2022, between the Company and Lindsay Pattison (incorporated by reference to Exhibit 4.19 to the Report on Form 20-F (Reg No. 001-40207), filed with the SEC on August 3, 2022).

4.21
Indemnity Agreement, dated July 27, 2022, between the Company and Zack Werner (incorporated by reference to Exhibit 4.20 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.22
Indemnity Agreement, dated July 27, 2022, between the Company and Aaron Chatterley(incorporated by reference to Exhibit 4.21 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.23
Indemnity Agreement, dated July 27, 2022, between the Company and Simon Dai (incorporated by reference to Exhibit 4.22 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.24
Promissory Note, dated January 12, 2021, issued to the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (Reg. No. 333-253370), filed with the SEC on February 22, 2021).

4.25
Promissory Note, dated August 18, 2021, issued to the Sponsor (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on February 14, 2022).

4.26
Forward Purchase Agreement, dated February 22, 2021, by and among the Company, the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (Reg. No. 333-253370), filed with the SEC on February 22, 2021).

4.27
Forward Purchase Agreement, dated March 1, 2021, between the Company and Beauty Ventures (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-253370), filed with the SEC on March 1, 2021).

4.28
Assignment, Assumption and Joinder Agreement to the Forward Purchase Agreement, dated December 20, 2021, between the Sponsor and Burwell Mountain Trust (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on December 22, 2021).

4.29
Investor Rights Agreement, by and among the Company, Cedarwalk Skincare Ltd., the Sponsor and CWC Skincare Ltd., the guarantor of Cedarwalk Skincare Ltd.’s obligations thereunder (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (Reg No. 333-262692), filed with the SEC on February 14, 2022.

4.30	Promissory Note, dated May 20, 2022, issued to the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (Reg No. 001-40207), filed with the SEC on May 24, 2022.

4.31	Promissory Note, dated July 15, 2022, issued to the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on July 15, 2022).

4.32
Credit Agreement, dated June 24, 2022, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.31 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.33
Waiver and Agreement, dated as of July 25, 2022, by and between Waldencast Acquisition Corp. and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (incorporated by reference to Exhibit 4.32 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.34
Joinder to the Letter Agreement, dated as of July 7, 2022, by and between the Company and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (incorporated by reference to Exhibit 4.33 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.35
Joinder to the Letter Agreement, dated as of December 16, 2021, by and between the Company and Aaron Chatterley (incorporated by reference to Exhibit 4.34 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.36
Joinder to the Letter Agreement, dated as of July 27, 2022, by and between the Company and Simon Dai (incorporated by reference to Exhibit 4.35 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.37
Second Amendment and Waiver to the Credit Agreement, dated September 15, 2023, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on September 18, 2023).

4.38
Form of Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on September 18, 2023).

4.39*	Insider Trading Policy

8.1*	Subsidiaries of Waldencast plc.

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded as Inline XBRL and contained in Exhibit 101).

*Filed herewith.
+Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

WALDENCAST PLC

January 16, 2024	By:	/s/ Philippe Gautier
Name: Philippe Gautier
Title: Chief Financial Officer and Chief Operating Officer