Form 20-F
period 2023-12-31
Waldencast plc
filed 2024-04-30
CIK 1840199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2023
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
On December 31, 2023, the issuer had 122,076,410 ordinary shares outstanding, consisting of 101,228,857 outstanding Waldencast plc Class A ordinary shares, par value $0.0001 per share, and 20,847,553 outstanding Waldencast plc Class B ordinary shares, par value $0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

During the year ended December 31, 2023 (Successor Period), management of the Company and the audit committee of Waldencast’s Board of Directors (the “Board”), with the assistance of legal and accounting advisors, conducted an internal review of certain accounting issues related to the recognition of revenue in the Predecessor Periods, including issues related to the recognition of revenue from sales of Obagi products to Obagi’s Southeast Asia Distributor (the “SA Distributor”) in Vietnam, transactions with other Obagi distributors both within and outside the U.S., as well as certain other accounting items. As a result of the review, the Board, upon the recommendation of the audit committee, concluded that the financial statements for certain Predecessor Periods should no longer be relied upon. On that basis, a restated consolidated balance sheet as of December 31, 2021 (Predecessor Period) and consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years ended December 31, 2021 (Predecessor Period) and 2020 (Predecessor Period) were included in the Annual Report on Form 20-F, for the year ended December 31, 2022, filed with the SEC on January 16, 2024 (the “2022 20-F”).
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report, as well as our other public filings or public statements, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are often identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and variations of such words and similar expressions but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include assumptions and relate to our future prospects, developments and business strategies. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:
•the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations;
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
•risks related to our Class A ordinary shares and warrants, including continued price volatility;
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
•changes in future exchange or interest rates or credit ratings, changes in tax laws, regulations, rates and policies; and
•our ability to retain the listing of our securities on The Nasdaq Capital Market and our ability to meet Nasdaq’s continued listing standards, including the Periodic Filing Rule (as defined below) during the one-year panel monitor period;;
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
A.[Reserved]
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
o A significant number of our shares are held by members of the Sponsor and the former owner of Obagi.
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
•Legal and Regulatory Risks That Could Adversely Impact our Obagi Skincare Business
o Laws, regulations, enforcement trends or changes in existing regulations governing the formulation, manufacturing, testing, approval, distribution, marketing and sale of our over-the-counter (“OTC”) and prescription drug, device and cosmetic products to consumers could harm our business.
•Risks Related to our Milk Makeup Business
o The loss of a significant reseller could materially and adversely affect the business, financial condition and results of operations for our Milk Makeup business.
• Legal and Regulatory Risks That Could Adversely Impact our Milk Makeup Business
o New laws, regulations, enforcement trends or changes in existing regulations governing the manufacturing introduction, marketing and sale of Milk Makeup products to consumers could harm our business.
•Risks Related to the Business & Wellness Industry
o Any damage to our reputation or brands, whether stemming from our use of social media or otherwise, may materially and adversely affect our business, financial condition and results of operations.
o The design, development, manufacture, testing and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims.

Risks Related to Internal Controls and Financial Reporting
We are subject to an investigation by the SEC and may face litigation and other risks as a result of the prior restatement of our financial results and material weaknesses in our internal control over financial reporting.

As a result of the restatement of our financial results for certain Predecessor Periods which was published in our 2022 20-F, the associated material weaknesses in our internal control over financial reporting described below, and other matters raised or that may in the future be raised by the SEC, we are subject to an ongoing investigation by the SEC and may be exposed to a number of additional risks and uncertainties, including (i) potential litigation or other disputes or investigations that may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and preparation and/or restatement of our financial statements for certain Predecessor Periods; (ii) significant costs for accounting, advisory and legal fees in connection with or related to such matters which may be difficult to forecast appropriately; (iii) diversion of the efforts and attention of management and other personnel from our business operations; and (iv) fines, penalties or other actions required as the outcome of government investigations, all of which could result in a potential loss of investor confidence and/or a negative impact on the price of our securities.

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

As of the date of this Report, other than the investigation noted above, we have no knowledge of any other litigation or dispute arising from the material weaknesses in our internal control over financial reporting, the preparation of our financial statements and/or the restatement of our financial results for certain Predecessor Periods. However, we cannot assure you that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that the SEC or another regulatory body will not make further regulatory inquiries or pursue action against us and our senior officers.

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

In connection with the preparation of our consolidated financial statements as of December 31, 2022 (Successor Period) and 2023 (Successor Period), we identified material weaknesses in our internal control over financial reporting related to insufficient segregation of duties and review procedures, insufficient resources with appropriate levels of understanding of US GAAP and insufficient policies and procedures regarding internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. As part of our plan to remediate these material weaknesses, we performed, with the assistance of expert advisors, a full review of our internal control procedures and have begun to implement new controls and processes, hired additional qualified personnel in our finance and legal departments and established more robust processes to support our internal control over financial reporting, including clearly defined policies, roles, responsibilities, and appropriate segregation of duties, and we plan to continue these efforts. Notwithstanding the identified material weaknesses, our management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with GAAP. See “Item 15- Controls and Procedures” for further information.

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

If we are able to successfully acquire additional companies and/or expand our Obagi Skincare and Milk Makeup businesses, we will experience growth in the number of our employees and the scope of our operations. To the extent that we acquire and launch additional products, the resulting growth and expansion of the required sales force to sell those products will place a significant demand on our financial, managerial, compliance and operational resources. Since many of the new products we are working on may involve new technologies or entering new geographical markets, we may not be able to accurately forecast the number of employees required and the timing of their hire or the associated costs. The extent of any expansion we may experience will be driven largely by the success of our new products and expanded distribution channels. As a result, management’s ability to project the size of any such expansion and its cost to Waldencast is limited by the following uncertainties: (a) we will not have previously sold any of the new products and the ultimate success of these new products is unknown; (b) we may be entering new geographic markets and/or distribution channels; and (c) the costs associated with any expansion will be partially driven by factors that may not be fully in our control (e.g., timing of hire, market salary rates). Due to the uncertainty surrounding the timing of our strategic initiatives, new product lines or the stabilization of the global markets, our costs to hire significant numbers of new employees could be higher than anticipated. Our success will also depend on the ability of our executive officers and senior management team to continue to implement and improve our operational, information management and financial control systems, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we currently anticipate and adversely affect our results of operations.

We are subject to risks associated with doing business internationally.

A significant component of our growth strategy involves expanding sales of our Obagi Skincare and Milk Makeup products internationally. We generate an increasing share of our revenue from international sales and maintain international operations, including supply and distribution chains that are, and will continue to be, an increasingly significant part of our business. International sales of our Obagi Skincare products currently depend upon the marketing efforts of and sales by certain distributors and licensees. The SA Distributor accounted for a significant portion of our net revenue for the period from July 28 to December 31, 2022 (the “2022 Successor Period”), the period from January 1 to July 27, 2022 (the “2022 Predecessor Period”) and year ended December 31, 2021 (“2021 Predecessor Period”). In March 2023, we acquired a majority interest in Obagi Vietnam Import Export Trading MTV Company Limited, a company incorporated in accordance with the laws of Vietnam and formed by the SA Distributor to conduct its business in Vietnam (“Obagi Vietnam”). Due to some of the challenges described elsewhere in this Report, Obagi Skincare related revenue for Vietnam decreased in the year ended December 31, 2023 (Successor Period) compared to prior periods. Given the distribution in Vietnam was previously conducted by the SA Distributor, we have set up our own resources and teams in order to directly sell and distribute Obagi Skincare products in this country. During the course of 2023 (Successor Period), we also began to establish our own entities in various other countries in Southeast Asia to distribute products directly in those countries as well, which required an initial investment in facilities, personnel and registration of products and other start-up costs. We may experience significant delays between incurring these costs and the sale of products in these countries as a result of required business or regulatory licenses or product approvals and the time required to establish a market presence in a new geographic region. We cannot assure you that we will be able to successfully promote, distribute and sell our products in each of these new markets.

Our success in executing on our international expansion strategy will depend upon our ability to, among other things:

•secure all required product and business licenses to operate the business in its jurisdiction;
•develop relationships with sub-distributors, retailers, customers and other business partners in the country;
•attract and retain talent and create processes and systems; and
•expand brand awareness, adjust our products to accommodate local consumer preferences and expand our distribution channels and networks within the country.

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
•costs relating to regulatory investigations or litigation;
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
We are not currently a party to any pending or, to our knowledge, threatened litigation that will or could be expected to have a material impact on our business, financial condition and results of operations, other than the SEC investigation described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—Note 17. Commitments and Contingencies”. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against special purpose acquisition companies (“SPAC”) sponsors, has been increasing recently, especially in the context of SPAC business combinations. Volatility in the share price of our Class A ordinary shares, impediments to our securityholders’ ability to trade our restricted securities, regulatory investigations or litigation relating to the restatement of our financial statements for certain Predecessor Periods or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with suppliers and service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
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
•changes in treatment practices of physicians who currently prescribe our prescription-strength Obagi products and recommend our nonprescription drug and cosmetic products;
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
•changes in the technology or advertising landscape that increase costs for consumer reach, engagement, acquisition or conversion and related regulatory compliance;
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
•increases in the cost of raw materials used to manufacture our products and other supply chain costs;
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
The historical financial results of our Obagi Skincare and Milk Makeup businesses included in this Report do not reflect the financial condition, results of operations or cash flows each would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors: (a) we incurred significant costs as a result of the Business Combination and the restatement of our financial statements for certain Predecessor Periods, including legal, financial advisory and accounting fees, (b) we will continue to incur additional costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act that neither Obagi nor Milk had as they were not public companies; and (c) our capital structure is different from that reflected in historical financial statements for the Predecessor Periods, which include only the business of Obagi. Our financial condition and future results of operations could be materially different from amounts reflected in the historical financial statements included elsewhere in this Report, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.
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

Our securities are listed on The Nasdaq Capital Market. If we fail to maintain compliance with the continued listing standards of Nasdaq, including the Period Listing Rule during the one-year Nasdaq panel monitor, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted. On May 4, 2023, we received a written notice from Nasdaq indicating that, as a result of not having timely filed our 2022 20-F, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the SEC. On July 6, 2023, we obtained an extension from Nasdaq permitting us to regain compliance provided we filed this Report no later than October 30, 2023. On October 31, 2023, we received a written notice from the Listing Qualifications Staff of Nasdaq (the “Listing Qualifications Staff”) indicating that, based upon our non-compliance with the filing requirement as of October 30, 2023, the Listing Qualifications Staff had determined to delist our securities from Nasdaq by opening of business on November 9, 2023 unless we timely requested a hearing before the Nasdaq Hearings Panel. On November 7, 2023, by requesting a hearing (the “Hearing”) before the Nasdaq Hearings Panel (the “Panel”), we appealed the determination of the Listing Qualifications Staff to the Panel and requested that the stay of delisting be extended until the Panel issued a final decision on the matter. On November 22, 2023, Nasdaq granted our request to extend the stay. On January 3, 2024, we received an additional notice of non-compliance from the Listing Qualifications Staff because we had not filed interim financial statements for the period ended June 30, 2023 with the SEC by December 31, 2023, as required by Nasdaq Listing Rule 5250(c)(2). We subsequently filed the 2022 20-F with the SEC on January 16, 2024.

Following the Hearing and the publication by us of our interim financial statements for the period ended June 30, 2023 with the SEC on March 21, 2024, we received formal notice from the Panel confirming that we had regained compliance with Nasdaq’s filing requirements, as set forth in Nasdaq Listing Rule 5250(c) (the “Periodic Filing Rule”). In line with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq had imposed a “Mandatory Panel Monitor” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B), for a period of one year from the date of the compliance determination (March 21, 2024), pursuant to which in the event we fail to timely satisfy the Periodic Filing Rule during the one-year monitor period, the Company will not have the opportunity to provide a compliance plan for the Nasdaq Listing Qualifications Staff’s review; rather, Nasdaq would instead issue a delist determination pursuant to which the Company could request a hearing and stay of the delist determination pending another hearing before the Panel.

In the event we fail to comply with Nasdaq’s continued listing standards and the Panel does not grant our request to extend the stay of a delisting decision or the Panel does not grant any requests we may make for further extensions, our securities may be delisted from The Nasdaq Capital Market. In addition, our Board may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of our securities would materially impair our shareholders’ ability to buy and sell our Class A ordinary shares and/or our warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our securities. The delisting of our securities could significantly impair our ability to raise capital and the value of your investment.

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
We cannot assure you that the due diligence conducted in relation to Obagi and Milk has identified all material issues or risks associated with Obagi Skincare and Milk Makeup businesses or the industries in which they compete. Furthermore, we cannot assure you that factors outside of Obagi’s, Milk’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. In connection with the restatement of our financial statements for certain Predecessor Periods, we determined that the reporting unit fair value for our Obagi Skincare business was more likely than not less than its carrying amount due to the fact that restated actual results of the business following the Closing Date were less than the projected results at the time of the acquisition. As a result, during the period from July 28, 2022 to December 31, 2022 (Successor Period), the Company recorded a non-cash impairment charge within the Obagi Skincare reportable segment of $68.7 million. If any of these unexpected or unidentified risks materialize, including any other future write downs or charges, it could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities. Additionally, we have no indemnification rights against Obagi or former Obagi shareholders or against Milk or the former owners of Milk under our acquisition agreements with Obagi and Milk. Accordingly, our equityholders could suffer a reduction in the value of their securities. Such equityholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
Warrants will be exercisable for our Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, and a sale of a substantial number of our securities in the public market could cause the price of our securities to decline.

Outstanding warrants to purchase an aggregate of 29,533,282 Class A ordinary shares are exercisable in accordance with the terms of the warrant agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended on December 1, 2022, by and among Waldencast plc (f/k/a Waldencast Acquisition Corp.), Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company LLC (the “Warrant Agreement”) governing those securities at an exercise price of $11.50 per share. These warrants will expire five years after the completion of our the Business Combination (July 27, 2027), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. To the extent such warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to our existing Class A ordinary shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A ordinary shares. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration and as such, the warrants may expire worthless. In addition, our shareholders who exercised their redemption rights with respect to their public shares in connection with the Business Combination retained their public warrants, which may be exercised by such redeeming shareholders for our Class A ordinary shares resulting in further dilution.
A significant number of our shares are held by members of the Sponsor and the former owner of Obagi.
As of April 15, 2023, members of the Sponsor and its affiliates own a combined ownership interest of 50.8% of our Class A ordinary shares, comprised of the following: (i) Burwell Mountain Trust (“Burwell”) holds an ownership interest of 10.4% of the Class A ordinary shares, (ii) Zeno Investment Master Fund (f/k/a Dynamo Master Fund) (“Zeno”) holds an ownership interest of 17.7% of the Class A ordinary shares, (iii) Michel Brousset (individually and as beneficial owner of the shares held by Waldencast Ventures LP) holds an ownership interest of 5.8% of the Class A ordinary shares, and (iv) Beauty Ventures holds an ownership interest of 20.0% of the Class A ordinary shares. In addition, Cedarwalk Skincare Ltd., the owner of Obagi immediately prior to the close of the Business Combination (“Cedarwalk”), holds an ownership interest of 26.1% the Class A ordinary shares. See “Item 7. "”Major Shareholders and Related Party Transactions for more information.
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
We sell Obagi products in the U.S. to healthcare professionals in the physician-dispensed channel through an authorized wholesale distributor (the “Physician Channel Provider”), who also serves as our only distributor with respect to sales of Obagi products to retail and spa customers in the U.S. Under this model, we ship the products to the Physician Channel Provider, which then sells the products through to Obagi’s physician customers when they order them. Although the Physician Channel Provider purchases products from us for sale to our physician customers in the U.S. and to customers who purchase our products on our e-commerce platforms, we maintain control of the product inventory at their warehouse and continue to manage the relationships with the end customers, until immediately prior to the sale of the product to the end customer. As a result, control of the products does not shift to the Physician Channel Provider, and we do not recognize revenue from products sold to the Physician Channel Provider, until immediately prior to their sale to the physician or e-commerce customer. On the other hand, we recognize revenue for products sold to the Physician Channel Provider for our retail and spa customers upon transfer of the products to the Physician Channel Provider. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” for further information on revenue recognition for products sold to the Physician Channel Provider.
The Physician Channel Provider accounted for a significant portion of our net revenue for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period). Our agreement with the Physician Channel Provider does not contain any minimum purchase requirements. Accordingly, Obagi does not have any guarantees regarding the quantity of each of the products that Physician Channel Provider will order. Our agreement with the Physician Channel Provider expires in September 2024 we may not be able to extend the agreement on its current terms or renegotiate the terms on a commercially reasonable basis, or at all.
The Physician Channel Provider operates and manages the ordering portal for our customers, receives, warehouses and fulfills product orders, and provides customer service functions (including call center services), processes product returns, runs customer credential and credit checks, and offers invoicing, and collection, accounts receivable and chargeback services. In addition, the Physician Channel Provider holds the applicable distribution licenses to warehouse and ship prescription products in compliance with applicable laws. The failure of the Physician Channel Provider to provide the expected services on a timely basis, or at all, at the prices we expect, or the costs and disruption incurred in changing our main U.S. distributor could have a material adverse effect on our business, financial condition and results of operations.
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
Many of these competitors have significantly greater resources than we have. This enables them, among other things, to make greater investments in R&D and spread their R&D costs, as well as their marketing and promotional costs, over a broader revenue base. It is also possible that developments by our competitors could make Obagi products or technologies less competitive or obsolete. The treatment of skin conditions and the enhancement of the appearance of skin are the subjects of active R&D by many potential competitors, including major pharmaceutical companies and specialized biotechnology firms, such as those listed above, as well as universities and other research institutions. Competitive advances may also include the potential development of new laser or radio frequency therapies to treat hyperpigmentation and photodamaged skin. While we intend to expand our technological capabilities to remain competitive, R&D by others may result in the introduction of new products by competitors that represent substantial improvements over existing Obagi products. If that occurs, sales of our existing products could decline rapidly. Similarly, if we fail to make sufficient investments in R&D programs, our current and planned products could be surpassed by more effective or advanced products developed by our competitors.
Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm® products. If we are unable to manufacture or sell the Nu-Derm products in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of Nu-Derm products, our business will be materially and adversely impacted.
To date, a substantial portion of our Obagi Skincare revenues have resulted from sales of our principal product line, the Obagi Nu-Derm System and related products. Nu-Derm products accounted for a significant portion of the total products shipped for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period). Although we currently offer other products such as Obagi-C® Rx, Professional-C®, ELASTIderm®, CLENZIderm®, and Blue Peel® products, and intend to introduce additional new products, we still expect sales of our Obagi Nu-Derm System and related products to account for a substantial portion of sales for the Obagi Skincare business for the foreseeable future. Because this business is highly dependent on Nu-Derm products, factors adversely affecting the regulation of, pricing of, or demand for, these products could have a material and adverse effect on our business.
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
We expect to continue to rely on third parties to produce materials required for clinical trials and for the commercial production of our Obagi products. However, there are a limited number of third-party CMOs that operate under the FDA’s current cGMPs regulations and that have the necessary expertise and capacity to manufacture our products. During the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period), we purchased a significant portion of inventory from two or three CMOs. During the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor

Period) and the year ended December 31, 2021 (Predecessor Period), we also purchased a considerable amount of inventory from a company in Japan that produces a separate line of products using the brand name Obagi under a license agreement with us, which products we purchased from them for sale in China prior to the Closing Date. In the event one of these suppliers terminates its arrangement with Obagi, it may be difficult for us to locate alternate CMOs for our anticipated future needs. If we are unable to arrange for third-party manufacturing of our Obagi products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell new products.
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
•the failure of third-party CMOs to comply with applicable regulatory requirements or supply chain requirements;
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
Our e-commerce partners and international distributors purchase our products directly from us. The SA Distributor, accounted for a material portion of our net revenue for the Obagi Skincare business for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period). The agreement with the SA Distributor granted the SA Distributor a right to distribute Obagi products in Vietnam, Cambodia, Laos, Myanmar and South Korea, contained minimum purchase requirements and had a term that would have expired on December 31, 2026. In January and October 2022, we executed amendments with the SA Distributor to, among other things, expand the countries within Southeast Asia in which it may distribute our products. During the COVID pandemic, the SA Distributor was not able to ship and sell products into Vietnam due to import restrictions issued by that country, and thus was unable to generate any revenue from product sales. As a result, the SA Distributor was not able to make payments on any invoices to us for several months in 2020. The SA Distributor subsequently experienced a prolonged delay from June 2022 through June 2023 (following our acquisition of Obagi Vietnam from the SA Distributor in March 2023), in obtaining relevant product licenses required to continue importing and distributing Obagi products in Vietnam. During this period, there were a number of long outstanding invoices that remained unpaid by the SA Distributor and we did not recognize any revenue on those invoices during the entirety of that period.
In connection with the restatement of our financial results for certain Predecessor Periods, we determined that revenue for product orders received from the SA Distributor should be recognized under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) only when the SA Distributor had paid the entire invoice for such product order in full, which often took a prolonged period of time (several moths) to occur. See “Item 5. Waldencast’s Operating and Financial Review and Prospects”.
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
Historically, Obagi had also agreed to amendments in payment terms with certain customers, including the exclusive distributor of Obagi products on Amazon and Walmart e-commerce platforms in the U.S. (the “U.S. Online Marketplace Distributor”), that allowed for progress payments on invoices that resulted in a gap of more than 365 days between the shipment of products to the customer and receipt of payment in full for the invoice for such products. In such instances, a portion of the invoice to the customer was considered to constitute a financing component and a corresponding portion of the revenue attributable to the product order was recognized as interest income. See “Item 5. Waldencast’s Operating and Financial Review and Prospects”. In the fourth quarter of 2023, we terminated our relationship with the U.S. Online Marketplace Distributor and began selling products on Amazon directly.
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
•be unable or unwilling to fulfill their obligations to comply with applicable regulations, including those regarding the distribution, storage and handling of our products;
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
If we or our distributors overestimate demand, our distributors may not be able to sell their existing inventory to their customers, which may affect their ability to timely pay us and their demand for products in the future. Moreover, costs of goods sold increased for the year ended December 31, 2023 (Successor Period) and in the period from July 28, 2022 to December 31, 2022 (Successor Period), in part as a result of the write-down of inventory. We may be required to recognize additional inventory write-offs and increase our reserves for product returns in future, particularly if our estimates relating to demand in certain of our markets or with respect to certain of our product lines are incorrect. On the other hand, if we or our distributors underestimate demand, we may not have sufficient inventory of products to ship to our customers. Obagi products have expiration dates that generally range from 24 to 36 months from the date of manufacture. We estimate the amount of potentially excess, dated or otherwise impaired inventories that we may have to write down. Although our estimates are reviewed quarterly for reasonableness, our product return activity could differ significantly from our estimates. Judgment is required in estimating the amount of inventory that may be written down and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge would have a material adverse effect on our net income, results of operations and financial condition.
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
Legal and Regulatory Risks That Could Adversely Impact our Obagi Skincare Business
Laws, regulations, enforcement trends or changes in existing regulations governing the formulation, manufacturing, testing, approval, distribution, marketing and sale of our over-the-counter (“OTC”) and prescription drug, device and cosmetic products to consumers could harm our business.
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
The MoCRA, enacted by Congress in late December 2022, introduced new compliance obligations for manufacturers of and other “responsible persons” who sell cosmetic products in the U.S. and significantly expanded the FDA’s authority to regulate cosmetic products. Under MoCRA, companies will be obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. Companies will need to be in compliance with many of the new requirements no later than July 1, 2024. MoCRA requires the FDA to issue regulations governing cGMP for cosmetic manufacturers by December 2025 and proposed rules regarding fragrance allergen labeling by June 29, 2024. Our operations could be harmed if regulatory authorities make determinations that we or our CMOs are not in compliance with regulatory requirements. We cannot assure you that the CMOs of all of our products will be able to comply with all of these new regulations in a timely manner or that they will not decide to pass the increased costs of compliance with the regulations onto us, which would increase our costs and negatively impact net income. In addition, with the exception of color additives, the FDA does not currently require premarket approval for, or premarket review of, products intended to be sold as cosmetics in the U.S., but requires substantiation of safety. However, the FDA may in the future require premarket approval or clearance of such products as well. If we or our CMOs fail to comply with applicable regulatory requirements, we could be required to take costly corrective action.

We market certain products, such as eyelash serums and chemical peels, as cosmetics (i.e., not pursuant to an FDA premarket approval or an OTC monograph) or OTC drugs, but the FDA may disagree with our determination that these products do not require FDA premarket review and approval or that they adhere to the applicable OTC monograph. We also market the Skintrisiq device for use in connection with certain of our cosmetic and OTC skin care products. We believe that, based on its intended use, the Skintrinsiq device does not meet the FDCA’s definition of a medical device and have not sought FDA premarket review of this product. However, the FDA may disagree with our determination and subject the Skintrinsiq device to medical device regulations. Similar risks may apply in foreign jurisdictions where we market our products.
Any inquiry into the regulatory status of our drugs, cosmetics and related products, including the Skintrinsiq device, and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace. In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. The FDA has also historically taken action against manufacturers of some light-emitting products used to alter or improve appearance on the grounds that those products are medical devices that require clearance or approval. If the FDA or any other regulatory authorities determine that we have made inappropriate drug or medical device claims regarding Obagi products, we could receive a warning or untitled letter, be required to modify our product claims, pay fines or penalties, or take other actions to satisfy the FDA or any other regulatory authorities. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after these companies have received FDA warning letters. We cannot assure that we will not be subject to state, federal or foreign government actions or class action lawsuits, which could harm our business, financial condition and operations.
If any of the Obagi products we intend to sell as cosmetics or for use with our cosmetic products were to be regulated as drugs or medical devices, we might be required to conduct, among other things, lengthy clinical trials to demonstrate the safety and efficacy of these products and/or submit applications to the FDA in order to obtain required marketing authorizations for such products, and we may be required to cease distribution of or recall these products until such authorizations are obtained. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing and distribution requirements applicable to drugs or medical devices. If the FDA or any other regulatory authorities determine that any of our products intended to be sold as cosmetics or for use with our cosmetic products should be classified and regulated as drug products or medical devices, or were to ban or restrict the use of certain ingredients in such cosmetic products, and we are unable to comply with applicable requirements for those products, we may be unable to continue to market those products and may be subject to enforcement action.
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
We are also subject to FTC rules and regulations as well as state consumer protection laws. If we are unable to show adequate substantiation for our product claims, our claims are otherwise perceived to be unlawful or deceptive, our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, or we do not adhere to certain disclosures, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties or fines, require us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to class actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could harm our business, financial condition and results of operations.
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
We market Obagi products that contain hydroquinone (“HQ”) on a prescription-only (i.e., not OTC) basis, and we have not sought nor obtained premarket approval from the FDA to market these products in the U.S., nor have we sought marketing authorizations in other jurisdictions. Sales of Obagi products containing HQ accounted for a significant portion of total products for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period). Although, to date, neither the FDA nor any other regulators have taken action against us for selling our prescription HQ products in the U.S. and in other jurisdictions without marketing approval, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products, and we may be required to suspend marketing of our prescription HQ products unless and until such products are approved.

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
We believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authority regarding these HQ products or any of our other products. However, the FDA has issued a Warning Letter to at least one contract manufacturer of prescription-only HQ that cited and objected to another company’s sale of prescription-only HQ on grounds that the product was both an unapproved drug and failed to comply with cGMPs in violation of the FDCA. In addition, although our prescription-only HQ products are made with 4% HQ, the FDA has expressed concerns regarding the safety of 2% HQ products marketed OTC. In addition, the CARES Act implemented a number of changes to regulation of OTC drugs, one of which prohibited the sale of any drug without a proposed or final Administrative Order, including HQ (at any concentration level), from being marked in the U.S. as an OTC drug without FDA approval effective September 2020. In April 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Obagi Skincare Business—Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.” Furthermore, in June and July of 2022, the FDA issued warning letters to two other manufacturers of products containing HQ. In the future the FDA may pursue an enforcement action against us or suspend marketing of our prescription HQ products until we obtain marketing approval.
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
Any products that are regulated by the FDA as drugs must generally obtain premarket approval from the FDA, unless subject to the OTC monograph process or subject to other limited exceptions. The FDA approves new drugs through the New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”) pathways before they may be legally marketed in the U.S. In the NDA pathway, an applicant must generally demonstrate through well-controlled clinical trials that a drug is safe and effective for its intended uses. The Hatch-Waxman Act established the ANDA pathway, which is an abbreviated FDA approval procedure for drugs that are shown to be bioequivalent to proprietary drugs previously approved by the FDA through its NDA pathway. Premarket applications for generic drugs are termed “abbreviated” because such applications generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, an ANDA applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. Similar requirements apply in foreign jurisdictions.
Certain Obagi products, including our tretinoin-based products, are marketed pursuant to an ANDA held by Bausch Health or dispensed under the category of unlicensed medicines in the United Kingdom (the “U.K.”). However, we have not sought or obtained FDA premarket approval or foreign regulatory authorities’ authorization for any of our products. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the applicable regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
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
•serious and unexpected drug-related adverse events experienced by participants in our clinical trials or by individuals using drugs similar to our products;
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
(iii) hydroquinone should remain as low as possible in formulations containing alpha-or beta-arbutin and should not be higher than the unavoidable traces in both arbutins. In the new studies, submitted by the applicant, 3ppm was the Limit of Quantification for hydroquinone and 1ppm for the Limit of Detection;
(iv) aggregate exposure of alpha-arbutin (2% in face cream and 0.5% in body lotion with beta-arbutin (7% in face cream)) are considered safe.

No amendments were made to the EU Cosmetics Regulation prohibiting or restricting the use of alpha- and/or beta-arbutin following this final opinion. Further, to the best of our knowledge, no such amendments to the Cosmetics Regulations are planned to be made in the near future. In addition, Obagi’s arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products. Any changes in the regulatory and safety opinions of the applicable regulatory authorities could significantly harm our business, results of operations and prospects.
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
Obagi Nu-Derm Clear, Blender and Sunfader products, and the Obagi-C Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy Cream products, which are part of Obagi’s prescription-based Obagi-C Rx Systems, contain HQ at 4% concentration. Until the completion of the NTP studies, the FDA recommended classifying OTC (nonprescription) skin-bleaching drug products, including HQ, as not generally recognized as safe and effective (“GRASE”), as misbranded, and as new drugs within the meaning of the FDCA, meaning that such products would need to be approved through the NDA pathway in order to be legally marketed in the U.S.
Although this proposed rule was never finalized, in March 2020, Congress passed the CARES Act, which among other things, amended the FDCA to incorporate FDA’s proposed rulemaking with respect to OTC drugs into final OTC monograph determinations. In particular, the CARES Act deemed any OTC drugs that were identified as not GRASE in the FDA’s most recent proposed rulemaking for such OTC drugs to be “new drugs” and misbranded within the meaning of the FDCA, meaning that as of September 23, 2020, such drugs required an approved drug application before they could be lawfully marketed. As a result, products containing HQ were prohibited from being marketed in the U.S. as OTC drug products without an approved NDA. Subsequently, in April 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. Furthermore, in June and July of 2022, the FDA issued warning letters to two manufacturers of products containing HQ after conducting facility inspections.
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
In our primary market, the U.S., we market prescription-only Obagi products and systems directly to physicians to dispense in their offices. Although several of our systems contain prescription-strength HQ products and we sell different strengths of tretinoin, all of which require a prescription, our products are not currently available in pharmacies. Certain states, including Massachusetts, Montana, New Hampshire, New York and Texas, prohibit physicians from dispensing prescription products without a pharmacy or other license or authorization, permitting physicians to dispense such products only in certain limited circumstances. For these states Obagi offers alternate products under our Obagi Nu-Derm Fx and Obagi-C Fx product lines that contain the skin brightening ingredient arbutin rather than 4% HQ.
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
We do not currently have the infrastructure or internal capability to manufacture our products. We rely, and expect to continue to rely, on third-party CMOs for the production of Obagi prescription and OTC drug, device and cosmetic products. Our products and the facilities in which they are manufactured are generally subject to regulation under the

FDCA and FDA implementing regulations, state laws and comparable regulatory frameworks in foreign markets. Federal, state and foreign authorities may inspect the facilities of our CMOs periodically to determine if we and our CMOs are complying with applicable provisions of the FDCA, FDA and foreign regulations.
Manufacturing facilities for drug products are required to comply with the FDA’s cGMPs and with similar requirements outside the U.S., which require manufacturers to maintain, among other things, stringent vendor qualifications, ingredient identification procedures, manufacturing controls and record keeping processes. Following the passage of the MoCRA, the FDA is required to promulgate additional regulations relating to cGMPs for cosmetics by December 29, 2025. Subsequently, compliance with such cGMP requirements will become mandatory for manufacturers of cosmetic products. If the FDA finds a violation of cGMPs, it may enjoin our CMOs operations, seize our products, restrict importation of goods, or impose administrative, civil or criminal penalties, among other things. In addition to the new cGMP requirements, cosmetic manufacturing and processing facilities are required to be registered with FDA. The MoCRA also requires manufacturers and responsible persons to list their cosmetic products with FDA and to report serious adverse events associated with the use of their cosmetic products in the U.S. to the FDA. Adulterated or misbranded cosmetic products will be subject to recalls that are mandated by FDA, similar to medical devices. Our operations could be harmed if regulatory authorities make determinations that our CMOs are not in compliance with these regulations as they take effect. We cannot assure you that the CMOS of all of our products will be able to comply with all of these new regulations in a timely manner or that they will not decide to pass the increased costs of having to comply with the regulations onto us, which would increase our costs and negatively impact net income. In addition, FDA regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions. For instance, in the EU, cosmetic products must be manufactured in compliance with good manufacturing practice and EU regulations equally prohibit or otherwise restrict the use of certain ingredients in cosmetic products, including tretinoin.
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

Increasing governmental efforts to regulate the pharmaceutical supply chain may prevent the distribution of our prescription drug products in interstate commerce and increase our costs and reduce our profitability.

In the United States, the Drug Supply Chain Security Act (“DSCSA”), added sections in the FDCA that require manufacturers, repackagers, wholesale distributors, dispensers, and third-party logistics providers to take steps to identify and trace certain prescription drugs to protect against the threats of counterfeit, diverted, stolen, contaminated, or otherwise harmful products in the supply chain. The DSCSA regulates the distribution of prescription drugs and requires the production of documentation tracking and tracing prescription drugs at the saleable unit level through the distribution system. The DSCSA requires that this documentation be transferred electronically and must enable interoperable electronic product tracing at the package level as of November 2023, though the FDA does not intend to take action to enforce requirements for the interoperable, electronic, package level product tracing until November 27, 2024. The DSCSA also requires manufacturers and repackagers to affix or imprint a unique product identifier on product packages in both a human-readable and machine-readable data carrier. The DSCSA also establishes several requirements relating to the verification of product identifiers. Further, under this legislation, affected companies have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences or death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. Prescription drug products subject to the DSCSA may only be transferred to licensed purchasers.

Failure to comply with the DSCSA requirements or with additional similar governmental regulatory and licensing requirements may result in suspension or delay of certain operations and additional costs to bring our operations into compliance. Our international operations may also be subject to local regulations containing record-keeping and other obligations related to our distribution operations in those locations. Complying with the DSCSA requirements, and other chain of custody and pharmaceutical distribution requirements, including follow-on actions in the wake of public concern over the abuse of opioid medications, could result in suspension or delays in our production and distribution activities which may increase our costs and could otherwise adversely affect our results of operations.
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
In the U.S., Sephora accounted for a large majority of net revenue for our Milk Makeup business during the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period). Our contract with Sephora does not require them to purchase any minimum amount of Milk Makeup products. In addition, in line with industry practice, our contract with Sephora allows Sephora to terminate with no prior notice. Accordingly, they could reduce their purchasing levels or cease buying products from us at any time and for any reason. The loss of our relationship with Sephora or any of our other distributors could have a material and adverse impact on our future operating results. If we lose a significant reseller or if sales of our products to a significant retailer materially decrease, it could have a material adverse effect on our business, financial condition and results of operations.
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
Milk Makeup has a history of net losses and may not be able to establish profitable operations. The Milk Makeup business reported net losses of $5.7 and $13.8 million during the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively. Our Milk Makeup business may incur additional operating losses in the future. Furthermore, our strategic plan will require a significant investment in product development, sales, marketing, personnel, technology and administrative programs, which may not result in the accelerated net revenue growth that we anticipate for this business. As a result, there can be no assurance that this business will ever generate substantial net revenue or achieve or sustain profitability.
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
Our Milk Makeup products are subject to regulation by the FDA, the FTC, the CPSC, and comparable state, local and foreign regulatory authorities, including the European Commission, and over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. There has been an increase in regulatory activity and activism in the U.S. and abroad, including the adoption of the MoCRA, which significantly expanded the FDA’s enforcement authorities over cosmetics products and imposes new obligations on the cosmetics industry, including requirements relating to cGMP, labeling, safety substantiation, facility registration and product listing with the FDA, adverse event reporting and recordkeeping, among others. Pursuant to MoCRA, the FDA promulgated several regulations relating to cosmetics, which companies must be in compliance with no later than July 1, 2024, and will adopt additional regulations in 2024, including cGMP requirements that will be finalized on December 29, 2025. As a result, the regulatory landscape for Milk Makeup products is becoming more complex with increasingly strict requirements. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed Milk Makeup products to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of our products, occurs in the future, they could require us to reformulate or discontinue certain of our products, revise the product packaging or labeling, change the manufacturers at which our products are made, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the business, financial condition and results of operations of our Milk Makeup business. Noncompliance with applicable regulations could result in enforcement action by regulatory authorities within or outside the U.S., including, but not limited to, warning letters, import restrictions, product seizures, injunctions, product recalls and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
In the U.S., with the exception of color additives, the FDA does not currently require pre-market approval for products intended to be sold as cosmetics but does not require safety substantiation. However, the FDA may in the future require pre-market approval, clearance or registration/notification of cosmetic products. Moreover, such products could also be regulated as both drugs and cosmetics simultaneously, as the categories are not mutually exclusive. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance. For example, if any of our products intended to be sold as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing requirements applicable to drugs. If the FDA determines that any of our products intended to be sold as cosmetics should be classified and regulated as drug products and we are unable to comply with applicable drug requirements, we may be unable to continue to market those products. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.
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
Pursuant to MoCRA, the FDA also is required to promulgate regulations relating to cGMPs for cosmetics. In addition to cGMP requirements, cosmetic manufacturing and processing facilities are required to be registered with FDA. MoCRA also requires manufacturers and responsible persons to list their cosmetic products with FDA and to report serious adverse events associated with the use of their cosmetic products in the U.S. to the FDA. Adulterated or misbranded cosmetic products will be subject to recalls that are mandated by FDA, similar to medical devices. In addition, FDA regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions. For instance, in the EU, cosmetic products must be manufactured in compliance with good manufacturing practice and EU regulations equally prohibit or otherwise restrict the use of certain ingredients in cosmetic products, including tretinoin.
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
Under the Agricultural Improvement Act of 2018, the FDA has retained authority over drugs, cosmetics and other FDA-regulated products that contain U.S. hemp and U.S. hemp-derived ingredients, and cannabinoids, including CBD, even if those products are not otherwise controlled substances regulated by the Drug Enforcement Administration (“DEA”). The FDA has consistently taken the position that CBD, whether derived from U.S. hemp or U.S. Schedule I cannabis, is prohibited from use as an ingredient in food and dietary supplements. With regard to cosmetics, the FDA has stated that ingredients not specifically addressed by regulation must nonetheless comply with all applicable requirements, and no ingredient – including cannabis or a cannabis-derived ingredient – can be used in a cosmetic if it causes the product to be adulterated or misbranded in any way.
To date, the FDA and FTC have issued warning letters to companies that, in many cases, asserted that the manufacturer made unsubstantiated health claims regarding CBD, or sold CBD products in a form that appeals to children. In addition, the FTC has entered into settlements with companies to resolve claims that those companies made unsubstantiated health claims to market their CBD products. Until the FDA and FTC formally adopt regulations with respect to CBD or other U.S. hemp-derived cannabinoid products or announce an official position with respect to CBD or other U.S. hemp-derived cannabinoid products in cosmetic products, there is a risk that the FDA or FTC could take enforcement action against us in respect of U.S. hemp-derived cosmetic products, such as some of our KUSH and Hydro products, sold in the U.S.
In addition, the FDA could in the future take the position that our cosmetic products are intended for use in diagnosing, treating, mitigating or preventing disease or for use in affecting the structure or any function of the body and, therefore, seek to regulate our cosmetic products containing U.S. hemp-derived ingredients under its authorities for drug products. Though we do not market our cosmetics containing U.S. hemp-derived ingredients as drugs, the FDA could still assert that the products are intended for use as drugs, including based on the understood or presumed physical effects of cannabinoids. Thus, we may not have the ability to successfully respond to such allegations simply by modifying labeling or advertising claims. If we cannot or elect not to comply with the onerous regulatory requirements applicable to FDA-regulated drugs, we could be prevented from producing, marketing and selling cosmetic products containing U.S. hemp-derived ingredients, including CBD or other cannabinoids.
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
Governmental authorities, including the FTC, regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes adequate substantiation can vary widely from market to market, and there is no assurance that the efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about our products and their use or safety. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to class actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions, which could harm our business, financial condition and results of operations.
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
We rely on a combination of trademark, copyright, trade secret, trade dress, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices to protect the brands of our Obagi Skincare and Milk Makeup businesses and proprietary information, formulas, technologies and processes. Our trademarks are valuable assets that support our brands and consumers’ perceptions of our products. Although we have certain existing and pending trademark registrations for our various brands in the U.S. and in some of the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection in all jurisdictions. We also have not applied for trademark protection for all of our marks or in all relevant foreign jurisdictions and cannot be certain whether our pending trademark applications will be approved in full, modifications or at all. We rely on common law trademark protections for certain of our marks. Third parties may also attempt to register our trademarks abroad in jurisdictions where we have not yet applied for trademark protection, oppose our trademark applications domestically or abroad, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products in some parts of the world, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands. While we have obtained a number of patents in connection with the Obagi Skincare business, a number of these patents have upcoming expiry dates which may result in increased competition for our products. See item 4. Information on the Company - Innovative Research and Development” for further information regarding upcoming expiry dates.
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
As a result, we have included derivative liabilities related to embedded features contained within our warrant in our balance sheet as of December 31, 2023 (Successor Period) and 2022 (Successor Period). Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
Impairment of our significant intangible assets may reduce our profitability.
The fair values at the acquisition date of our goodwill, acquired trademarks and trade names, customer and distributor relationships, supply agreement and product formulations are recorded as intangible assets and all, except for goodwill, are amortized over the period that we expect to benefit from the applicable assets. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by management as of the measurement date. Accordingly, such estimates and assumptions may not be accurate. As of December 31, 2023 (Successor Period), acquired net intangible assets and goodwill comprised approximately 88.1% of our consolidated total assets. We evaluate goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. The annual impairment test for the year ended December 31, 2021 (Predecessor Period) did not indicate an impairment of goodwill at the time it was performed. However, subsequent to the Business Combination, we concluded that relevant events and circumstances indicated it was more likely than not that the fair value of the Obagi Skincare reporting segment was less than its carrying amount. This included a decline in financial performance of the Obagi Skincare reporting unit compared to results projected at the time of acquisition, primarily as a result of the subsequent identification of the matters underlying the restatement adjustments. As result, we recorded a non-cash impairment charge of $68.7 million in the period from July 28, 2022 to December 31, 2022 (Successor Period).
The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2023, and the analysis did not indicate there was an impairment of goodwill. Therefore, no impairment of goodwill was recorded as of December 31, 2023 (Successor Period). As of December 31, 2023 (Successor Period), the Obagi Skincare reportable segment had a goodwill balance of $199.5 million. For the Obagi Skincare reportable segment, the difference between the carrying value of the segment and the fair value is 5% as of the annual impairment test date. If we are not successful in meeting our projected revenue or profitability growth rates, there could be a decrease in the fair value of the Obagi Skincare reportable segment below the carrying value. In addition, the fair value of the Obagi Skincare reportable segment could also be negatively impacted by market conditions including inflation, the valuation of its competitors, a market capitalization decrease, or other factors, which could result in an additional indicator of impairment.
The Milk Makeup segment had a goodwill balance of $135.1 million as of December 31, 2023 (Successor Period). We performed a quantitative review of the reporting segment on October 1, 2023. Qualitative and quantitative factors and circumstances did not indicate that the fair value of the reporting unit was less than the carrying value and on that basis management concluded that there was no change in the fair value. As a result, the goodwill balance for the reporting unit has not changed.
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
If we are a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined herein), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We are not expected to be treated as a PFIC for the taxable year ending on December 31, 2023 (Successor Period), or the foreseeable future. However, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question. Additionally, there is uncertainty regarding the application of the start-up exception.
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
On the Closing Date, pursuant to the Obagi Merger Agreement, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of Waldencast LP. In addition, on the Closing Date, pursuant to the Milk Purchase Agreement, Waldencast LP acquired from the Milk Members all of their equity in Milk in exchange for cash, Waldencast LP common units (“Waldencast LP Units”) and Waldencast plc Class B ordinary shares, which are non-economic voting shares. The Waldencast LP Units are redeemable at the option of the holder of such units into an equal number of Waldencast plc Class A ordinary shares or cash, at the sole discretion of Waldencast. The equity interests of Obagi and Milk are held by Waldencast LP. We, in turn, hold our interests in Obagi and Milk through Waldencast LP and Holdco 1. As a result of the Business Combination, we are organized as an “Up-C” structure, whereby the Milk Members retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of their Waldencast LP Units. The material terms of the Business Combination are described in “Item 10. Additional Information—C. Material Contracts” of this Report. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources” for information regarding historical capital expenditures and planned future capital expenditures.
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
The legal and commercial name is Waldencast plc. Waldencast plc’s registered office is 2nd Floor Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB, and its principal executive office is 10 Bank Street, Suite 560, White Plains, NY 10606, and its telephone number is (917) 546-6828.
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

Facilities

Our principal executive offices are at 10 Bank Street, Suite 560, White Plains, NY 10606. The cost for this space is included in the $0.01 million per month fee that we paid an affiliate of the Sponsor for office space, administrative and support services up until the Closing Date. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the agreement. We consider our current office space adequate for our current operations.

Employees

We currently have 3 executive officers and 281 full-time employees across the Waldencast group, consisting of 169 in sales and marketing, 23 in R&D, 28 in operations and 34 in general and administrative positions. We are dedicated to hiring and nurturing diverse talent and believe this is one of the keys to our current and future success. Approximately 29% of our employee base identifies as black, indigenous or people of color (“BIOPIC”). In addition, over 83% of our employees identifies as female. Our employees are all non-unionized, and we believe our relations with our employees are good.

Principal Markets

Please refer to Item 8. Financial Information—Note 4. Revenue” for a description of the principal markets in which the Company operates.

Legal Proceedings

We are not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against us, which if adversely determined could have a material adverse effect on the Company, except as described below.

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
Centered on our rich history in selling products to medical professionals who then dispense the products in-office directly to their patients, a distribution model referred to as the physician-dispensed channel, our portfolio today includes more than 150 cosmetic, OTC and prescription products, and a device sold throughout the medical, spa and retail channels.
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
The Skincare Market
According to the American Society of Plastic Surgeons, there were 26.2 million surgical and minimally invasive cosmetic and reconstructive procedures performed in the U.S. in 2022, which represents a 19% increase in cosmetic surgery procedures since 2019. We believe this reflects a growing desire and acceptance among the population to seek assistance from physicians to improve their appearance, including the appearance of their skin. One key driver of this trend is the aging of the “baby boomer” segment of the U.S. population, as well as the “millennial” segment, whose oldest members are now over 40. As a result, the average age of the country’s population has increased over the last decade to a median age of 38.9. With the older population’s strong desire to reduce the signs of premature aging, we expect the market opportunity for skincare products to continue to grow. In particular, women tend to demonstrate a higher motivation than men to improve their personal appearances. The U.S. Census Bureau estimated that the number of women between the ages of 35 and 69, the primary users of our products, grew 21.7% between 2000 and 2018. In addition, during the recent COVID-19 pandemic, as in-person meetings shifted to video calls and virtual meetings, we believe adult consumers of all ages were progressively seeing themselves more on screen and began focusing more on their appearances. We believe that these trends will continue to drive an increased market demand for skincare products.
The U.S. physician channel business remains at the core of the Obagi Skincare business, with a large healthcare professional account base consisting of more than 5,300 active medical provider accounts as of March 2024, and management estimates there are approximately 18,800 licensed physicians comprising licensed dermatologists and licensed cosmetic surgeons, resulting in broad distribution of Obagi products. Based on the number of physicians who have opened accounts with us, we believe multi-specialty physicians are also dedicating resources in their practices to skin care in response to the rapid increase in consumer demand for non-invasive skincare treatments.
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
Obagi Medical is anchored by the Obagi Nu-Derm System, which we believe is the leading prescription-based topical skin health system on the market. The Obagi Nu-Derm System and related products accounted for a significant portion of the total products shipped in year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) Sales of Obagi Nu-Derm products experience seasonality. We believe this is due to variability in patient compliance that relates to several factors such as a tendency to travel and/or engage in other disruptive activities during the summer months. While we have earned a strong reputation for offering premier hyperpigmentation solutions, our portfolio has expanded over time to include a line of Vitamin C powered antioxidant products, our Professional-C® line, as well as the ELASTIderm® line, which leverages a patented Bi-Mineral Contour Complex™ technology to address elasticity and firmness in the skin. Other products within the comprehensive Obagi Medical franchise include products to address hydration, sun protection and acne. These solutions incorporate a range of individual prescription and non-prescription therapeutic agents, as well as cosmetic ingredients to address the needs of consumers who seek advanced skincare in a customized skincare regimen designed by a professional.

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
Obagi Clinical
Our Obagi Clinical line, launched in December 2018, was designed to meet the needs of “skin-tellectual” consumers who may not yet regularly visit a dermatologist or skincare professional. The product line was primarily targeted for Southeast Asian markets. This retail skincare brand leveraged the over 30-year legacy of Obagi Medical to incorporate clinically proven ingredients in cosmetic and OTC solutions that maintain healthy, more youthful-looking skin, mitigate environmental damage and address the emerging signs of skin aging. In connection with the restructuring of Obagi

Skincare’s business in Southeast Asia, in 2023, the Company decided to discontinue the Obagi Clinical range and focus on selling the flagship Obagi Medical range in the region.
Sales of Obagi Clinical products have accounted for an insignificant portion of our net revenue for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period).
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
Obagi Skincare remains focused on the U.S. physician channel business, with a large healthcare professional account base consisting of more than 5,300 active medical provider accounts as of March 2024, and management estimates there are approximately 18,800 licensed physicians comprising licensed dermatologists and licensed cosmetic surgeons, resulting in broad distribution of Obagi products. Our sales and marketing team consisted of 119 sales, marketing and education specialists, including 98 dedicated sales representatives and managers, as of December 31, 2023 (Successor Period). In addition to providing our accounts with products, we also offer turn-key practice building programs and patient events to help these physicians grow their practices, as well as in-office materials on our products for their patients.
All of the Obagi products for the physician-dispensed channel are sold through the Physician Channel Provider, which purchases products from us to maintain a sufficient inventory for this channel and operates and manages the ordering portal for our physician customers, receives and fulfills orders, and provides customer service functions (including call center services), processes product returns, runs customer credit checks, and offers invoicing, and collection, accounts receivable and chargeback services. Although the Physician Channel Provider is considered to be our customer as they purchase products from us for physicians and customers who purchase products from us on our e-commerce platform, we maintain control of the product inventory in their warehouse and manage the relationship with the end customer until immediately prior to their sale and do not recognize revenue for sales to the Physician Channel Provider until sell through to the end customer. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” for more information on the recognition of revenue from the Physician Channel Provider.
In 2018, we launched a collaboration with Massage Envy to carry select Obagi Medical products throughout their national franchised spas, including our larger professional sized products for facial services offered at the spas.
We also sell products to consumers via e-commerce platforms through our online store at www.obagi.com as well as on www.amazon.com and through Target’s online store at www.target.com as well as a number of other e-retailers and distributors and we intend to increasingly develop this sales channel to capture additional margin opportunities.
The North American market accounted for the majority of our net revenue for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period), respectively.
International
International markets accounted for a significant portion of our net revenue for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period), respectively. We address international markets through 31 international distribution partners that have sales and marketing activities in over 65 countries outside of the U.S., and a trademark and know-how license agreement and a license distribution agreement for the retail drug store channel in Japan. We target distribution partners who are capable and willing to mirror our sales and distribution model in the U.S. and who have an established business and reputation with physicians. The products that we sell internationally are generally the same formulations as those sold in the U.S.; however, in some instances, formulations have been modified to comply with the regulatory requirements of certain countries, particularly in the U.K., Europe and Asia. These distributors use a model similar to our business model in the U.S., addressing their territories through direct sales representatives who sell to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. Our distribution agreements typically grant distributors the right to distribute and sell our products to licensed medical professionals and skincare clinics within a specified territory, require them to purchase a specified minimum amount of our products each year and have a term of two to five years.
Similar to our domestic sales channels, we intend to increasingly develop our online and e-commerce distribution channels and generally reserve the rights to distribute our products through other channels and e-commerce in such territories.
Although we have a broad base of international distributors, our SA Distributor historically accounted for a significant portion of Obagi’s net revenue for the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period). See “Item 5. Waldencast’s Operating and Financial Review and Prospects” for more information regarding net revenue from Obagi’s SA Distributor. Obagi’s agreement with the SA Distributor granted the SA Distributor a non-exclusive right to distribute our products in Vietnam and South Korea, contained minimum purchase requirements and had a term that expired on December 31, 2026. In January and October 2022, we executed amendments with the SA Distributor to, among other things, expand the countries within Southeast Asia in which it may distribute Obagi products. In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated the Vietnam Purchase Agreement, pursuant to which, among other terms, Obagi acquired certain assets of

Obagi Vietnam from the SA Distributor and, in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, an indirect subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve-month period ending on December 31, 2026, subject to setoff for any owed obligations. We currently do not anticipate that any such earnout payment shall be payable. The SA Distributor does not currently have any active participation in the Obagi Vietnam business other than as a silent shareholder. Due to non-performance by the SA Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to further restructure the business of Obagi Vietnam by hiring a new local management, finance and sales teams to replace the previous SA Distributor team, entering into new online and offline distribution agreements with reputable partners and re-applying for all product registrations, which were obtained in June 2023.
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

•Channel Expansion—While we continue undertaking significant efforts to further our market penetration within the physician-dispensed channel, we intend to also focus on continuing to implement our omni-channel strategy to expand our distribution beyond this market segment. In December 2020, in tandem with the redesign of our own website, we launched our first e-commerce store to enable us to sell our Obagi Medical OTC and cosmetic products directly to consumers through www.obagi.com. We see particular adjacent opportunity in the spa channel, where consumer demand for medical grade skin solutions has increased. In 2018, we launched a collaboration with Massage Envy to carry select Obagi Medical products throughout their national franchised spas, including our professionally sized products for facial services offered at the spas. We launched the Skintrinsiq device in several practices as of December 31, 2022, with 73% of our aesthetic practice partners and 80% of initial consumers recommending the device treatments. Additionally, in Q3 2023 we launched a partnership with specialty retailer Blue Mercury to carry select Obagi Medical products at select locations.
•International Growth—Finally, we intend to continue expanding our international presence. As we continue to enhance our own U.S. online web store, we plan to build and execute a global e-commerce strategy that will enable us to reach consumers in several international markets, including some in which we may not have a distribution partner. At the same time, we will focus on growing our network of third-party distributors in key large international markets, such as Europe, Latin America, Southeast Asia and the Middle East, or expanding through the acquisition of distributors, such as our acquisition of Obagi Vietnam from the SA Distributor, and building out our own sales infrastructure to distribute products directly into new geographic areas such as Southeast Asia. We also plan to drive distribution of our products through strategic relationships in other countries, including Japan and China.
Competitive Strengths
We believe we are well-positioned to achieve our strategic initiatives as a result of the following competitive strengths:
•Market leading brand—Obagi has been a leader in the physician-dispensed market from inception, being one of the first companies to offer skincare products in the physician-dispensed market over 30 years ago. Management believes that Obagi is well regarded by physicians for our marketing and innovation, customer service and education among large brands in the physician-dispensed market.
•Robust portfolio of high-quality, innovative products—Our product portfolio currently consists of over 150 products. While some of the competitors in the skincare market also offer a broad spectrum of products, only one other competitor offers both prescription strength and non-prescription products. In addition, many competitors in our primary market, physician-dispensed, generally have more narrowly focused offerings, addressing only targeted skincare problems, while our portfolio addresses all of the most common visible skin disorders.
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
•Specialized and efficient global sales force—Our domestic internal sales force of 119 professional representatives and education specialists as of December 31, 2023 (Successor Period) allows us to develop close relationships with the physicians who dispense our products throughout the U.S. In addition, our global sales force consists of 31 international distributors who sell our products in over 65 countries throughout the world. We believe the breadth and experience of our internal and global sales network provide us with a competitive advantage.
Competition
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and/or distribution channels, attempt to penetrate existing markets with new products and expand into new distribution channels. Our principal competitors are large, well established companies in the fields of pharmaceuticals, cosmetics, medical devices and health care. Our largest direct competitors include SkinCeuticals and Skinbetter Science, divisions of L’Oréal

S.A., SkinMedica, Inc., a division of Allergan, Inc., ZO Skin Health, and PCA Skin and EltaMD, each a division of Colgate-Palmolive. Our indirect competitors for Obagi Medical® products sell skin care products directly to consumers, and generally consist of large well known cosmetic companies, including, but not limited to, La Roche-Posay, Dermalogica, Murad and dermatologist backed brands, such as Dr. Dennis Gross. We also face competition from medical device companies offering products to physicians, aestheticians and spa and wellness centers that are used in facial treatments. We face additional competition in certain product categories with online direct-to-consumer telemedicine companies who offer compounded solutions for comparable skin concerns.
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
We face and will continue to face intense competition. A number of our competitors have greater R&D and marketing capabilities, more diverse distribution channels and greater financial resources than we do. These competitors may have developed, or could in the future develop, new technologies that compete with our products or render our products obsolete. We are also likely to encounter increased competition as we enter new markets and as we attempt to further penetrate existing markets.
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
Intellectual Property
The design of our systems and products is generally proprietary to us, and we hold over 80 provisional and issued patents worldwide for the composition of many of these products. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business when appropriate. We also rely on trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.
We have pursued an aggressive trademark registration policy aimed at achieving brand recognition and product differentiation in the market. We own over 1,200 U.S. and foreign trademark registrations and applications and common law marks.
We have also acquired rights to market, distribute, sell and, in some cases, make products pursuant to license agreements with other third parties that grant us the right to use the product formulas, trademarks and other trade secrets; these agreements do not include products that have underlying patents. For instance, in December 2016, Obagi entered into an exclusive license and distribution agreement with Nextcell Medical Company, under which we have the exclusive right to market, sell and distribute the SUZANOBAGIMD line of products in the U.S. and all U.S. territories. The term of the agreement was renewed in early 2024 and expires in 2029.
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
Employees
As of December 31, 2023 (Successor Period), Obagi Skincare had 165 employees. Obagi Skincare employees include 119 in sales and marketing, 6 in research, development and quality control, 15 in operations and distribution and 19 in administrative functions. Our employees are all non-unionized.
At Obagi, we are committed to hiring and nurturing diverse talent and believe this is one of the keys to our current and future success. More than 30% of the Obagi Skincare employee base identifies as BIPOC. Additionally, the Obagi leadership team consists of a diverse group of professionals, 67% of whom are women, dedicated to promoting inclusivity.
The team has built a culture that combines a fast moving and outcome-oriented mindset with a tight knit sense of community, winning both a Top Workplaces USA Award and a Top Workplace Led by Women Award in 2022. Obagi is mindful of diversity during the recruiting and retaining process and believes that diversity is key to its culture and long-term success, with 85% of our employee base being women.
Properties
Obagi’s corporate headquarters were located in Long Beach, California until September 2022, when we temporarily moved our headquarters to Houston, Texas. In January 2024, Obagi relocated its headquarters back to its Long Beach offices, where it occupies facilities totaling approximately 28,300 rentable square feet under a lease that expires in May 2026. In September 2022, we temporarily relocated our headquarters to The Woodlands, Texas, where we rent approximately 16,460 square feet of additional office space under a lease that will expire in July 2032. We have entered into a sublease for this space that will run through December 2025. We also lease warehouse facilities located in Conroe, Texas under a lease that will expire in February 2031 and plan to sublease those facilities as well. The warehouse space includes approximately 35,000 square feet of warehouse space and 4,200 square feet of office space. We use our office spaces primarily for our management, R&D, sales, marketing, operations, finance, legal, human resources and general administrative teams. We believe that our Long Beach office space is adequate for our current needs and should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.
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
Legal Proceedings
Obagi is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against Obagi which if adversely determined could have a material adverse effect on Obagi. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—Note 17. Commitments and Contingencies” for more information on legal proceedings and investigations, including the SEC investigation, involving the Company.

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
In 2023, Milk was the #2 clean brand in Sephora in the U.S., with our Hydro Grip face primer and Lip + Cheek as category leading best-sellers. We are a “hybrid” brand, offering an innovative selection of both makeup and skincare products. This allows us to play a broader role in our community’s beauty routine and also positions us for expansion into new categories both within and outside of makeup and skincare. Our other top products include Matte Bronzer, Hydro Grip Set + Refresh Spray, Kush Mascara, Kush Brow and Pore Eclipse Primer. We currently have strong positions within Sephora in the primer, mascara, blush and bronzer categories. We believe we have opportunities in large segments of the cosmetics market such as foundation, concealer, brow, liner and lip color. Outside of cosmetics, we believe that we have untapped opportunities in skincare and potentially other categories such as haircare, fragrance, bath and shower which, as illustrated in the chart below, are significant markets. We believe that Milk Makeup has the ability to build a premier cross-category beauty brand.
_______________________
Source: Euromonitor International; Beauty & Personal Care, 2022 ed, retail value sales, current prices, 2021 fixed ex rates.
The brand is currently distributed online via www.milkmakeup.com, in omni-channel retail through Sephora (in the U.S. (including Sephora at Kohl’s), Canada, EU, Middle East and Australia), on Amazon, in the U.K. at Sephora, Space NK and online at Cult Beauty and ASOS. We have opportunities to accelerate within our existing footprint and grow in both new channels and regions.
Milk Makeup is anchored by a strong community with significant room for growth as awareness and distribution continue to build. As of December 31, 2023 (Successor Period), Milk Makeup had 2,330,000 followers on Instagram, 805,000 followers and 13,600,000 likes on TikTok, 1,370,000 monthly views on Pinterest, 109,000 followers on Facebook, 88,770 subscribers on YouTube and 63,800 followers on X (formerly known as Twitter).
We have strong awareness among Gen-Z with opportunities to build across all other age groups. According to a July 2023 survey conducted by Sephora of female participants aged 16-64 who have purchased beauty products for themselves in the past three months, Milk Makeup has 88% awareness among “Gen-Z” participants, 74% awareness among “Millennial” participants, 66% awareness among “Gen-X” participants and 47% awareness among “Boomer” participants. This awareness and resonance with the younger core audience is a key strength of the brand and, we believe, a key differentiator from the large legacy brands. Our plan is to continuously renew relevance with our younger core demographic while expanding into more mature demographics, who tend to have higher disposable income, through awareness building and product storytelling. This will create strong future growth potential for the brand.
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
Product Overview
Milk Makeup offers an exciting portfolio of over 300 makeup and skincare SKUs. We currently have bestselling products at Sephora in the U.S. in the primer and mascara categories with our Hydro Grip primer and Lip + Cheek. We also have strong positions in the bronzer category with Matte Bronzer, mascara category with Kush Mascara and brow category with Kush Brow, and the showcasing the versatility of the brand. These products are part of a $5.0 billion prestige color cosmetics category in the U.S. alone, much of which we have yet to truly address. We currently have limited offerings in the foundation and concealer categories as well as brow, liner, eyeshadow and lip color. We also believe that we can expand further into other beauty categories such as skincare, haircare, bath/shower and fragrance. The chart below highlights the market breakdown and demonstrates where we have both existing strengths and future opportunities.
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
Milk Makeup has an established distribution footprint across Sephora North America. In 2019, Milk Makeup began expanding internationally into Cult Beauty and Sephora Europe, then in 2020 into Sephora Middle East, Selfridges and cross-border into China, and finally in 2021 into Sephora Australia and New Zealand. We believe that we have significant opportunities to increase our sales within our existing footprint, including gains in productivity and distribution expansion, such as Sephora at Kohl’s, while expanding into high growth international markets such as India. For the year ended December 31, 2023 (Successor Period), Milk Makeup’s international retail revenue accounted for a substantial portion of its total net revenue.
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
Our e-commerce site, www.milkmakeup.com, is a direct-to-consumer, platform that currently ships across the U.S. For the year ended December 31, 2023 (Successor Period), milkmakeup.com accounted for an insignificant portion of our net revenue, and Milk Makeup management currently expects this to increase substantially by 2025 as a percent of overall net sales.
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
Engaged, Desirable Community

Our community is the heart, soul and inspiration of our brand and a key point of differentiation, both in terms of our ability to resonate with the younger demographic and our content and community capabilities in social media. Our community has been built organically, with fans and users advocating for our brand and products across various social media platforms and introducing others to our products. Since launching, Milk Makeup has built an impressive, inclusive and diverse social media presence, with 2,330,000 followers on Instagram, 805,000 followers and 13,600,000 likes on TikTok. 1,370,000 monthly views on Pinterest, 109,000 followers on Facebook, 88,770 subscribers on YouTube and 63,800 followers on X (formerly known as Twitter) as of December 31, 2023 (Successor Period). These accounts keep our community engaged with the brand, alert them to new product offerings and allow us to interact directly with our consumers, monitoring any feedback they may have and adjusting our content and investments in accordance. In an age where social media and influencer marketing provide tangible results, we believe that our unique and engaged social media presence provides a competitive edge.
Established Domestic Omni-Channel Platform with Proof Points Internationally
In the U.S., Milk Makeup has a leading market position among clean brands in Sephora and a burgeoning direct-to-consumer presence through milkmakeup.com. We also have a growing retail presence across Europe, the Middle East, Australia, New Zealand and the U.K. We have plans to continue the aggressive expansion of our international footprint. We believe there is considerable opportunity to further increase penetration across all of the markets in which we are currently competing while entering large untapped markets including Brazil, Mexico and South Asia. Currently, outside of

North America, international retail sales of Milk Makeup are highly diversified. For the year ended December 31, 2023 (Successor Period), Milk Makeup’s international revenue accounted for a significant portion of its total revenue.
Strong Historical Sales Growth with Potential for Future Growth and Gross Margin Expansion
Milk Makeup historically has experienced strong, double-digit yearly growth in net revenue, including during the years ended December 31, 2023 (Successor Period) and 2022 (Successor Period), while improving product margins. We plan to execute margin expansion initiatives, including boosting direct-to-consumer sales and introducing higher margin products. See “Item 4. Information on the Company—Growth Opportunities— Improve Operational Efficiency and Profitability” for details.
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
Expand Distribution to New Geographies and, Over Time, Potential New Retailers Domestically and Internationally
We believe there are several large and meaningful potential retail partnerships in international markets for us to pursue. As compared to our current 100% Sephora door penetration in North America, we have less than 50% door penetration in Sephora stores located in Europe and the Middle East. While in Sephora in Australia/New Zealand we are in approximately 70% of doors and have not yet entered Sephora Asia or Latin America. Entering more Sephora doors internationally and enhancing this key relationship is a significant focus area. Further, Milk Makeup can potentially expand upon our Sephora European brick-and-mortar presence to address untapped opportunities with new channels. New market opportunities also exist for our direct-to-consumer platform, as currently milkmakeup.com only ships products in the U.S. In alignment with our strategy to drive brand awareness, we plan to develop international capabilities that will allow us to service international markets over time. Finally, we have opportunities to expand our retail distribution network over time.
Extend Product Offerings
Milk Makeup plans to leverage our relevance and appeal to introduce new offerings in our product portfolio that both build on existing category strengths such as primer and mascara while addressing new categories. As previously noted, we have established positions in Mascara, Primer, Blush and Bronzer, but also significant opportunity to enter into other categories such as foundation/concealer, lash and brow, lip color and eyeshadow. Further, we are exploring expanding further into skincare and possibly entering other categories such as haircare, body, bath and shower and Fragrance over time. Currently, our product portfolio consists of over 300 SKUs.

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
“Clean” Products
From day one, we have always strived to create breakthrough, effective products that are also clean, vegan and cruelty-free. When we launched, we called our product ethos “cool, clean beauty that works.” At Milk Makeup, we use the word “clean” to describe how we formulate our products. We define “clean” using the following factors:
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
Dedication to More Sustainable Packaging
Since our launch, we have focused on creating packaging that is iconic, innovative, easy to use, and pairs perfectly with our formulas. We are also committed to reducing our overall impact on the environment. We recognize that we have a lot of work to do in this area and are constantly striving to make our packaging more sustainable, starting with new products and continuing on to shipping and partnerships. We are focusing on the following sustainability initiatives:
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
Employees
The success of the Milk Makeup business depends on its employees and the culture that attracts them. Milk Makeup has built a team of industry professionals focused on promoting beauty for all. Milk Makeup’s culture focuses on creativity, self-expression, inclusion, respect and trust. As of December 31, 2023 (Successor Period), Milk Makeup had 92 full time employees. None of Milk Makeup’s employees are represented by a labor organization or are a party to any collective bargaining agreement.
As part of our DE&I initiatives, we are committed to inclusive hiring and interviewing practices Milk Makeup and work with recruitment agencies who represent talent who identify as BIPOC. 40% of Milk Makeup’s employees identify as BIPOC. Milk Makeup considers its relationships with employees to be vital, and is focused on creating a great place to work through the effective attraction, development, retention of and compensation to human resource talent.
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

Legal Proceedings
Milk Makeup is not involved in any material litigation, nor, to management’s knowledge, was any material litigation threatened against Milk Makeup which if adversely determined could have a material adverse effect on Milk Makeup.
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

Company Name	Country of Incorporation	Proportion of Ownership Interest
Blue Sea Administration Vietnam Company Limited	Vietnam	82.6%
Milk Makeup Europe, S.L.	Barcelona	82.6%
Milk Makeup LLC	U.S., Delaware	82.6%
Milk Makeup UK Limited	England & Wales	82.6%
Obagi AsiaPac Limited	Hong Kong	82.6%
Obagi Blue Sea Holding, LLC	Cayman Islands	49.6%
Obagi Cosmeceuticals LLC	U.S., Delaware	82.6%
Obagi Global Holdings Limited	Cayman Islands	82.6%
Obagi Holdco 1 Limited	Jersey	100%
Obagi Holdco 2 Limited	Jersey	82.6%
Obagi Holdings Company Limited	Cayman Islands	82.6%
Obagi Netherlands B.V.	The Netherlands	82.6%
Obagi Viet Nam Import Export Trading MTV Company Limited	Vietnam	49.6%
Waldencast Cayman LLC	Cayman Islands	100%
Waldencast Finco Limited	Jersey	82.6%
Waldencast Malaysia SDN. BHD.	Malaysia	82.6%
Waldencast Partners LP	Cayman Islands	82.6%
Waldencast Singapore Pte. Ltd.	Singapore	82.6%
Waldencast (Thailand) Co., Ltd.	Thailand	82.6%
Waldencast UK Operations Limited	England & Wales	82.6%
D.Property, Plants and Equipment
Waldencast plc’s property, plants and equipment are held directly and through Obagi and Milk. Information regarding Waldencast plc, Obagi and Milk’s property, plants and equipment is described above.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None / Not applicable.
ITEM 5. WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the other sections of this Report, including “Item 4. Information on the Company,” and our audited consolidated financial statements and notes thereto found in “Item 8. Financial Information.” For purposes of this section, the “Company,” “we,” or “our” refer to (i) Waldencast plc, and its subsidiaries (“Waldencast” or the “Successor”) for year ended December 31, 2023 (referred to herein as a “Successor Period”), the 2022 Successor Period (July 28, 2022 to December 31, 2022) after the consummation of the Business Combination, unless the context otherwise requires and (ii) Obagi Global Holdings Limited and its subsidiaries (“Predecessor”) for the 2022 Predecessor Period (January 1, 2022 to July 27, 2022 ) and the year ended December 31, 2021 (referred to herein as a “Predecessor Period”) prior to the consummation of the Business Combination.

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
Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 30 years’ experience. Obagi products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. Obagi offers over 150 products through physicians and its website www.obagi.com throughout the U.S. as well as in over 65 countries through international distributors.
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
The financial statement presentation distinguishes Waldencast as the “Successor” for reporting periods following the acquisition, or the year ended December 31, 2023, 2022 Successor Period from July 28, 2022 to December 31, 2022, and Obagi as the “Predecessor” for the periods prior to the acquisition, including the 2022 Predecessor Period from January 1, 2022 to July 27, 2022 and the year ended December 31, 2021 .
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed 100% of the Obagi China Business to its shareholder, Cedarwalk (the “Obagi China Distribution”). The Obagi China Distribution did not represent a strategic shift that had major effect on the operational and financial results of Obagi and thus was not reported as a discontinued operation. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the Obagi China Distribution. Following the Obagi China Distribution, the Obagi China Business continues to be held by Cedarwalk, which also owned 24.5% of the fully diluted Waldencast plc Class A ordinary shares as of the closing of the Business Combination. In connection with the Obagi China Distribution, Obagi Hong Kong, owned by Cedarwalk, entered into the Supply Agreement and IP License Agreement with us, under which it pays us royalties based on its sales of Obagi branded products in the China Region. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” and “Item 8. Financial Information—Note 16. Related Party Transactions” to the financial statements for more information regarding related party transactions with Cedarwalk.

Indebtedness
Note Payable — Directors and Officers (“D&O”) Insurance
In August 2023, the Company entered into an agreement with a financing company for $2.4 million to finance its D&O insurance policy. The terms of the agreement stipulate equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2024. Interest accrues on this loan at an annual rate of 8.2%.
2022 Credit Agreement

On June 24, 2022, the Borrower and Parent Guarantor entered into the 2022 Credit Agreement with the Lenders led by the Administrative Agent. The 2022 Credit Agreement provides the Company with access to a term loan of $175.0 million (the “2022 Term Loan”), and a revolving credit capacity with a current borrowing capacity of up to $45.0 million (the “2022 Revolving Credit Facility”), of which an aggregate principal amount of up to $7.5 million may be available, at the Borrower’s option, to be drawn in the form of letters of credit (“2022 Letter of Credit”).

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

In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver certain financial information and related reports and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement.

In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Second Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver certain financial information and related reports (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower subsequently delivered all of the outstanding financial information and related reports referred to above. The Second Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment (the period until such date, the “Covenant Relief Period”).

On April 26, 2024, the Borrower, Waldencast Partners LP, JPMorgan and the required lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5 million in the aggregate to $45 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment. The foregoing descriptions of the 2022 Credit Agreement (as amended by the Third Amendment) and the Third Amendment are qualified in its entirety by reference to the full and complete terms thereof and are attached as Exhibit 4.17 to this Report and is incorporated herein by reference. As of the date of the issuance of these financial statements and after giving effect to the Third Amendment, the Company was in compliance with all financial covenants.

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
Transaction with the SA Distributor
In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated the Vietnam Purchase Agreement pursuant to which, among other things, Obagi acquired certain assets of Obagi Vietnam from the SA Distributor and in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, a subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve-month period ending on December 31, 2026, subject to setoff for any owed obligations. We currently do not anticipate that any such earnout payment will be payable. The SA Distributor does not currently have any active participation in the Obagi Vietnam business other than as a silent shareholder. Due to non-performance by the SA Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to restructure the business of Obagi Vietnam by hiring a new local management, finance and sales team to replace the previous SA Distributor team, entering into new online and offline distribution agreements with reputable partners and re-applying for all product registrations, which were obtained in June 2023.

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
In the U.S., our Obagi Skincare segment sells products to physicians through the Physician Channel Provider, which accounted for a substantial part of our net revenue for the year ended December 31, 2023 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period). Under this model, we sell the products to the Physician Channel Provider (“sell in”), which then sells the products through to our physician customers when they order them (“sell through”). Although the Physician Channel Provider purchases products from us for our physician customers and customers who purchase our products on our e-commerce platform, we maintain control of the product inventory at the Physician Channel Provider’s warehouse and continue to manage the relationships with these customers, until immediately prior to the sale of the product to the end customer. As a result, control of the products does not transfer to the Physician Channel Provider, and we do not recognize revenue from products sold to the Physician Channel Provider, until immediately prior to sell through to the end customer. Net revenue from the Physician Channel Provider is considered direct sales revenue. Products sold DTC in the U.S. via our e-commerce platform also represent direct sales revenue.
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
Our Milk Makeup segment sells our products directly to retailers and to distributors who resell products to retailers. Sales directly to retailers are considered direct sales revenue, and sales to distributors are considered distributors revenue. Milk Makeup also sells products directly to consumers via its e-commerce website. These sales are considered direct sales revenue.
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
Under the IP License Agreement, we granted an exclusive license to certain intellectual property relating to the Obagi brand to Obagi Hong Kong, and we retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. Obagi Hong Kong purchases inventory from the U.S. for resale in the China Region. Additionally, Obagi Hong Kong pays us a royalty on gross sales of licensed products. During the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), royalties generated from related party license agreement was $0.3 million and $0.2 million, respectively.
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
As part of the Business Combination, we recognized $22.1 million of a related party liability for the unfavorable discounts provided in the Supply Agreement. The fair value was determined using the present value of after-tax cash flows related to the unfavorable discounts provided to Obagi Hong Kong. The related party liability is amortized into net product revenue as products are supplied to Obagi Hong Kong. During the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), net product revenue generated from supplying products to the Obagi Hong Kong was $5.6 million and $17.0 million, respectively. See “Item 8. Financial Information—Note 16. Related Party Transactions.”
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

Results of Operations
The Year Ended December 31, 2023 (Successor Period), Period from July 28, 2022 to December 31, 2022 (Successor Period), Period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the Year Ended December 31, 2021 (Predecessor Period)
When reading our financial statements and information on historical financial results in this Report, you should note there is a clear division between the Predecessor Periods and Successor Periods. The predecessor and successor results shown are not comparable as the Predecessor Periods include only Obagi, and also includes the Obagi China Business that was not acquired by Waldencast. The Successor Period includes the consolidated financial statements of Waldencast, which include Obagi and Milk. In addition, the period from July 28, 2022 to December 31, 2022 (Successor Period) includes only five months of operations, whereas the period from January 1, 2022 to July 27, 2022 (Predecessor Period) includes seven months of operations (the “2022 Period Time Discrepancy”).
The following tables summarize our consolidated statements of operations data, in dollars for the year ended December 31, 2023 (Successor Period), period from July 28, 2022 to December 31, 2022 (Successor Period), period from January 1, 2022 to July 27, 2022 (Predecessor Period), and fiscal year ended December 31, 2021 (Predecessor Period).

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Net revenue (including related party net revenue of $5,965 and $17,219 in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively)	$218,138	$92,373	$73,760	$142,472
Cost of goods sold (including related party costs of $1,662 and $5,128 in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022(Successor Period), respectively)	76,561	60,657	30,868	55,037
Gross profit	$141,577	$31,716	$42,892	$87,435
Selling, general and administrative	220,313	88,926	55,549	82,968
Research and development	3,195	1,796	2,606	6,092
Loss on impairment of goodwill	—	68,715	—	—
Total operating expenses	$223,508	$159,437	$58,155	$89,060
Operating loss	$(81,931)	$(127,721)	$(15,263)	$(1,625)
Interest expense, net	18,906	6,230	6,652	11,118
Loss on extinguishment of debt	—	—	—	2,317
Change in fair value of derivative warrant liabilities	10,337	(6,793)	—	—
Gain on PPP Loan forgiveness	—	—	—	(6,824)
Loss on write-off of loan receivable	—	—	—	2,555
Other income, net	1,769	(798)	(971)	(817)
Total other (income) expenses, net	$31,012	$(1,361)	$5,681	$8,349
Loss before income taxes	(112,943)	(126,360)	(20,944)	(9,974)
Income tax (benefit) expense	(6,975)	(5,803)	113	9,602
Net loss	$(105,968)	$(120,557)	$(21,057)	$(19,576)

Net Revenue

The following tables provide our disaggregated revenue for the periods presented:

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Revenue by Sales Channel
Direct sales	$169,668	$60,468	$39,649	$68,181
Distributors	43,448	29,917	31,080	68,578
Net product sales	$213,116	$90,385	$70,729	$136,759
Royalties	5,022	1,988	3,031	5,713
Net revenue	$218,138	$92,373	$73,760	$142,472

Net revenue (including related party net revenue of $6.0 million in distributor sales) was $218.1 million for the year ended December 31, 2023 (Successor Period). Net revenue for the period from July 28, 2022 to December 31, 2022 (Successor Period) was $92.4 million. Net revenue for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) and the year ended December 31, 2021 (Predecessor Period) was $73.8 and $142.5 million, respectively.
The increase in direct sales in 2023 (Successor Period) as compared to the period from July 28, 2022 to December 31, 2022 (Successor Period) was primarily attributable to net revenue of the 2022 Period Time Discrepancy where the 2022 Successor period only includes five months of operations, however 2023 (Successor Period) includes a full year of operations. The Company also had significant increases in its e-commerce channel in 2023 (Successor Period).
The increase in distributor sales in 2023 (Successor Period) as compared to the period from July 28, 2022 to December 31, 2022 (Successor Period) was primarily attributable to the 2022 Period Time Discrepancy where the period from July 28, 2022 to December 31, 2022 (Successor Period) only includes five months of operations, however 2023 (Successor Period) includes a full year of operations. The decrease in distributor sales in the period from July 28, 2022 to December 31, 2022 (Successor Period) compared to the period from January 1, 2022 to July 27, 2022 (Predecessor Period) was due to the 2022 Period Time Discrepancy, and sales to the SA distributor decreased in the period from July 28, 2022 to December 31, 2022 (Successor Period) as a result of various challenges it faced during that period. Other factors such as pricing and customers composition have remained relatively consistently between the two periods.
Obagi Skincare also generates royalty revenue from products sold under the Obagi name in Japan and Hong Kong through license agreements. The increase in royalty revenue in 2023 (Successor Period) and the decrease in royalty revenue in the period from July 28, 2022 to December 31, 2022 (Successor Period) as compared to the period from January 1, 2022 to July 27, 2022 (Predecessor Period), was attributable to the 2022 Period Time Discrepancy.
The decrease in sales across all channels in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) as compared to the year ended December 31, 2021 (Predecessor Period) was attributable to the fact that the period from January 1, 2022 to July 27, 2022 (Predecessor Period) only includes seven months, whereas the year ended December 31, 2021 (Predecessor Period) includes twelve months. In addition, the decrease in distributor revenue was driven by lower demand by spa customers and lower sales to the SA Distributor.

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Revenue by Geographic Region
North America	$154,357	$56,630	$44,443	$79,122
Rest of the World	58,759	33,755	26,286	57,637
Net product sales	$213,116	$90,385	$70,729	$136,759
Royalties	5,022	1,988	3,031	5,713
Net revenue	$218,138	$92,373	$73,760	$142,472
Net revenue from North America was $154.4 million for the year ended December 31, 2023 (Successor Period), $56.6 million for the period from July 28, 2022 to December 31, 2022 (Successor Period) $44.4 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and $79.1 million for the year ended December 31, 2021 (Predecessor Period). Net revenue from the Rest of the World was $58.8 million for the year ended December 31, 2023 (Successor Period), $33.8 million for the period from July 28, 2022 to December 31, 2022 (Successor Period), $26.3 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and $57.6 million for the year ended December 31, 2021 (Predecessor Period).
The increase in net revenue from the period from July 28, 2022 to December 31, 2022 (Successor Period) to the year ended December 31, 2023 (Successor Period) was primarily attributable to Period Time Discrepancy where the period from July 28, 2022 to December 31, 2022 (Successor Period) only includes 5 months of consolidated results. Revenue from the Rest of the World decreased comparatively as a result of the loss of business with the SA Distributor for Obagi. North America increased in revenue over the period comparatively due to an increase in e-commerce revenue and continued growth in the retail channel at Milk Makeup.
The increase in net revenue from North America and the Rest of the World in the period from July 28, 2022 to December 31, 2022 (Successor Period) as compared to the period from January 1, 2022 to July 27, 2022 (Predecessor Period) was primarily attributable to the net revenue generated in the Milk Makeup segment from North America and the Rest of the World of $22.6 million and $8.7 million, respectively. As Milk Makeup was acquired in the 2022 Successor Period, its revenue is not included in the period from January 1, 2022 to July 27, 2022 (Predecessor Period). The increase was offset partially by the 2022 Period Time Discrepancy. Net revenue to the Physician Channel Provider in North America remained consistent. Net Revenue to the SA Distributor in the Rest of the World decreased in the period from July 28, 2022 to December 31, 2022 (Successor Period) due to various challenges it faced during that time period.
The decrease in net revenue from North America and the Rest of the World in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) as compared to the year ended December 31, 2021 (Predecessor Period) was primarily attributable to the period from January 1, 2022 to July 27, 2022 (Predecessor Period) representing seven months of operations and the year ended December 31, 2021 (Predecessor Period) representing twelve months of operations. In addition, the decrease was driven by lower sales to the SA Distributor.

Cost of Goods Sold

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands, except percentages)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Cost of goods sold (including related party costs of $1.7 and $5.1 million in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively)	$76,561	$60,657	$30,868	$55,037
as a percentage of net revenue	35.1%	65.7%	41.8%	38.6%
Cost of goods sold (including related party costs of $1.7 million for supplying products to the Obagi China Business) was $76.6 million for year ended December 31, 2023 (Successor Period). Cost of goods sold (including related party costs of $5.1 million for supplying products to the Obagi China Business) for the period from July 28, 2022 to December 31, 2022 (Successor Period) was $60.7 million. Cost of goods sold for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) and the year ended December 31, 2021 (Predecessor Period) were $30.9 million and $55.0 million, respectively.
Cost of goods sold for the year ended December 31, 2023 (Successor Period) of $76.6 million primarily consisted of (i) standard cost of goods sold to customers of $46.9 million (ii) depreciation and amortization of product-related assets and supply agreements of $11.2 million, (iii) freight and inventory inspection costs of $2.8 million, (iv) amortization of the inventory fair value step-up related to the Business Combination of $1.7 million; and (v) inventory reserve provisions and write-offs of $15.6 million.
Cost of goods sold for the period from July 28, 2022 to December 31, 2022 (Successor Period) of $60.7 million primarily consisted of (i) standard cost of goods sold to customers of $34.8 million (ii) depreciation and amortization of product-related assets and supply agreements of $4.8 million, (iii) freight and inventory inspection costs of $1.7 million, (iv) amortization of the inventory fair value step-up related to the Business Combination of $10.0 million; and (v) inventory reserve provisions and write-offs of $8.1 million. Cost of goods sold in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) of $30.9 million primarily consisted of (i) standard cost of goods sold to customers of $23.5 million, (ii) depreciation and amortization of product-related assets and supply agreements of $2.7 million, and (iii) freight and inventory inspection costs of $2.3 million.
The increase in cost of goods sold from the period from July 28, 2022 to December 31, 2022 (Successor Period) to the year ended December 31, 2023 (Successor Period) was primarily attributable to Period Time Discrepancy where the period from July 28, 2022 to December 31, 2022 (Successor Period) only includes 5 months of consolidated results. This had an impact on almost all aspects of COGS, except for the inventory fair value step-up which a significant portion was amortized in 2022 period after acquisition, instead of in the year ended December 31, 2023 (Successor Period).
The increase in cost of goods sold from the period from January 1, 2022 to July 27, 2022 (Predecessor Period) to the period from July 28, 2022 to December 31, 2022 (Successor Period) was primarily attributable to the acquisition of Milk Makeup. In addition, a significant fair value step up in inventory was recognized in cost of goods sold over inventory turns for both reporting segments in the period from July 28, 2022 to December 31, 2022 (Successor Period). This contributed to a $10.0 million increase in cost of goods sold and any remaining unamortized fair value step up will be fully recognized in the first three months of 2023. Further, we recorded an inventory write-down of $8.1 million in the period from July 28, 2022 to December 31, 2022 (Successor Period) for excess inventory.

In addition, cost of goods sold as a percentage of revenue for the period from July 28, 2022 to December 31, 2022 (Successor Period) increased significantly as a result of higher shipments to the SA Distributor as cost of goods sold was recognized based on shipping terms while revenue was only recognized when the cash payments related to completed purchase orders were collected in full.

Cost of goods sold for the year ended December 31, 2021 (Predecessor Period) of $55.0 million primarily consisted of (i) standard cost of goods sold to customers of $47.0 million, (ii) depreciation and amortizations of product-related assets and supply agreements of $4.7 million, and (iii) freight and inventory inspection costs of $3.0 million. The decrease in cost of goods sold in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) as compared to the year ended December 31, 2021 (Predecessor Period) was attributable to the fact that the period from January 1, 2022 to July 27, 2022 (Predecessor Period) included only seven months of operations as compared to the year ended December 31, 2021 (Predecessor Period), which included twelve months of operations.
Selling, General and Administrative

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands, except percentages)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Selling, general and administrative	$220,313	$88,926	$55,549	$82,968
as a percentage of net revenue	101.0%	96.3%	75.3%	58.2%
SG&A expense was $220.3 million for the year ended December 31, 2023 (Successor Period), $88.9 million for the period from July 28, 2022 to December 31, 2022 (Successor Period), $55.5 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and $83.0 million for the year ended December 31, 2021 (Predecessor Period).
SG&A expense for the year ended December 31, 2023 (Successor Period) of $220.3 million primarily consisted of (i) employee related compensation including stock-based compensation of $65.1 million (ii) depreciation and amortization expense of $49.3 million, (iii) office and administrative expenses of $25.5 million (iv) transaction and restatement related costs of $31.1 million (v) selling, marketing, and distribution costs of $44.6 million, and (vi) professional consulting and legal services of $7.3 million.
SG&A expense for the period from July 28, 2022 to December 31, 2022 (Successor Period) of $88.9 million primarily consisted of (i) employee related compensation including stock-based compensation of $30.8 million (ii) depreciation and amortization expense of $22.2 million, (iii) office and administrative expenses of $7.6 million (iv) transaction costs of $9.4 million (v) selling, marketing, and distribution costs of $17.4 million, and (vi) professional consulting and legal services of $4.4 million. This is compared to SG&A expense for the 2022 Predecessor Period of $55.5 million, which primarily consisted of (i) employee related compensation of $27.0 million, (ii) selling, marketing, and distribution costs of $8.5 million, (iii) depreciation and amortization expense of $5.5 million, (iv) office and administrative expenses of $6.1 million (v) transaction costs associated with executing the Business Combination of $5.2 million and (vi) professional consulting and legal services of $2.4 million.
The increase in SG&A expense in the year ended December 31, 2023 (Successor Period) as compared to the period from July 28, 2022 to December 31, 2022 (Successor Period) was primarily attributable to the 2022 Time Period Discrepancy. Further, there was a significant increase in transaction and restatement related costs in 2023 as a result of the 2020-2022 restatements that occurred throughout 2023. These fees were primarily related to legal and accounting advisory services.
The increase in SG&A expense in period from July 28, 2022 to December 31, 2022 (Successor Period) as compared to the period from January 1, 2022 to July 27, 2022 (Predecessor Period) was primarily attributable to the acquisition of Milk Makeup in the period from July 28, 2022 to December 31, 2022 (Successor Period), which resulted in (i) an increase in depreciation and amortization as a result of new fair value basis of long-lived assets following the Business Combination, (ii) increase in salaries and other employee costs, (iii) increase in office and administrative expenses from additional costs related to product liability insurance for the additional operating segment, and (iv) one time transaction costs including legal and other professional expenses. The increase was further driven by stock based compensation recorded in the period from July 28, 2022 to December 31, 2022 (Successor Period) that was not present in the period from January 1, 2022 to July 27, 2022 (Predecessor Period).
SG&A expense for the year ended December 31, 2021 (Predecessor Period) of $83.0 million primarily consisted of (i) employee related compensation of $45.0 million, (ii) selling, marketing, and distribution costs of $9.6 million, (iii) depreciation and amortization expense of $9.2 million, (iv) transaction costs and other professional fees of $9.1 million, and (v) office and administrative expenses of $8.9 million. The decrease in SG&A expense in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) as compared to the year ended December 31, 2021 (Predecessor Period) was primarily attributable to the period from July 28, 2022 to December 31, 2022 (Successor Period) including only seven months of operations as compared to the year ended December 31, 2021 (Predecessor Period) that included twelve months of operations.
Research and Development

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands, except percentages)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Research and development	$3,195	$1,796	$2,606	$6,092
as a percentage of net revenue	1.5%	1.9%	3.5%	4.3%
R&D expense for the year ended December 31, 2023 (Successor Period) of $3.2 primarily consisted of salaries and other employee related costs of $1.4 million and R&D expenses, including product development and licensing costs of $1.8 million. The increase from the period from July 28, 2022 to December 31, 2022 (Successor Period) was primarily related to the 2022 Period Time Discrepancy.
R&D expense for the period from July 28, 2022 to December 31, 2022 (Successor Period) of $1.8 million primarily consisted of salaries and other employee related costs of $0.9 million and R&D expenses, including product development and licensing costs of $0.5 million as compared to R&D expense in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) of $2.6 million, which primarily consisted of salaries and other employee related costs of $1.3 million and R&D expenses including product development and licensing costs of $0.6 million. The decrease was primarily driven by 2022 Period Time Discrepancy.
R&D expense in the year ended December 31, 2021 (Predecessor Period) of $6.1 million primarily consisted of salaries and other employee related costs of $2.2 million and R&D expenses including product development and licensing cost of $3.3 million. The decrease in R&D expense in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) as compared to the year ended December 31, 2021 (Predecessor Period) was driven by a decrease in R&D spend prior to the Business Combination and the fact that the period from January 1, 2022 to July 27, 2022 (Predecessor Period) includes only seven months of operations as compared to the year ended December 31, 2021 (Predecessor Period) that includes twelve months of operations.
Loss on Impairment of Goodwill

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Loss on Impairment of Goodwill	$—	$68,715	$—	$—
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
During the period from July 28, 2022 to December 31, 2022 (Successor Period), in addition to the factors mentioned above, management considered whether the restated historical financial performance of the Obagi Skincare segment as well as the resulting changes to its projected future cash flows as compared to the projections used when we consummated the Business Combination, provided additional indicators that the fair value of the Obagi Skincare segment was less than its carrying value immediately following the Business Combination. Through a qualitative analysis, we determined that it was more likely than not that the fair value of the reporting unit associated with the Obagi Skincare segment was less than its carrying amount and a quantitative analysis was performed, at an interim date. As a result, the Company recorded a non-cash goodwill impairment charge of $68.7 million during the period from July 28, 2022 to December 31, 2022 (Successor Period).
The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2023, and the analysis did not indicate there was an impairment of goodwill. Therefore, no impairment of goodwill was recorded during the year ended December 31, 2023 (Successor Period).
Interest Expense, net

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands, except percentages)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Interest expense, net	$18,906	$6,230	$6,652	$11,118
as a percentage of net revenue	8.7%	6.7%	9.0%	7.8%
Interest expense, net was $18.9 million for the year ended December 31, 2023 (Successor Period), $6.2 million for the period from July 28, 2022 to December 31, 2022 (Successor Period), $6.7 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and $11.1 million in the year ended December 31, 2021 (Predecessor Period). After accounting for the 2022 Period Time Discrepancy, interest expense was higher in 2023 (Successor Period) as a result of additional draws on the Revolving Credit Facility during the year, but were fully paid by the end of 2023 (Successor Period). The decrease in interest expense in the period from January 1, 2022 to July 27, 2022 (Predecessor Period) as compared to the year ended December 31, 2021 (Predecessor Period) was attributable to the fact that the period from January 1, 2022 to July 27, 2022 (Predecessor Period) represents only seven months of operations as compared to the year ended December 31, 2021 (Predecessor Period) that represents twelve months of operations.
As of December 31, 2023 (Successor Period), the Company had unpaid principal of $161.9 million and zero on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively, with a weighted average interest rate of 8.6% and 8.7%, respectively, outstanding under the 2022 Credit Agreement. As of December 31, 2022 (Successor Period), the Company had unpaid principal of $170.7 million and $14.1 million on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively, with a weighted average interest rate of 6.6% outstanding under the 2022 Credit Agreement. As of July 27, 2022, Obagi had unpaid principal of $128.8 million, with an interest rate of 8.5% outstanding under the Predecessor 2021 Credit Agreement, which was paid in full in connection with the closing of the Business Combination. As of December 31, 2021 (Predecessor Period), the Company had unpaid principal of $124.2 million with an interest rate of 8.5%.
Loss on Extinguishment of Debt

	Successor (Waldencast)		Predecessor (Obagi)
	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
(In thousands)
Loss on extinguishment of debt	$—	$—	$—	$2,317
No loss on extinguishment of debt was recorded in the year ended December 31, 2023 (Successor Period), period from July 28, 2022 to December 31, 2022 (Successor Period), or the period from January 1, 2022 to July 27, 2022 (Predecessor

Period). Loss on extinguishment of debt for the year ended December 31, 2021 (Predecessor Period) was $2.3 million related to the write-off of previously deferred financing costs due to the refinancing of Obagi’s debt in March 2021.
Change in Fair Value of Derivative Warrant Liabilities

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Change in fair value of derivative warrant liabilities	$10,337	$(6,793)	$—	$—
Change in fair value of derivative warrant liabilities for the year ended December 31, 2023 (Successor Period) was $10.3 million. For the period from July 28, 2022 to December 31, 2022 (Successor Period) the change in fair value of warrant liabilities was $6.8 million. related to the remeasurement of the fair value of the warrants at the end of the reporting period following the Business Combination. The Predecessor entity did not have warrants and therefore there was no associated change in fair value recorded.
Gain on PPP Loan Forgiveness

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Gain on PPP loan forgiveness	$—	$—	$—	$(6,824)
No gain on PPP Loan forgiveness was recorded for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), and the period from January 1, 2022 to July 27, 2022 (Predecessor Period). For the year ended December 31, 2021 (Predecessor Period), the Predecessor recognized a gain of $6.8 million associated with the forgiveness of the PPP Loan borrowed in 2020. See “Item 8. Financial Information—Note 7. Debt.”
Loss on Write-off of Loan Receivable

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Loss on write-off of loan receivable	$—	$—	$—	$2,555
No loss on write-off of loan receivable was recorded for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), and the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and $2.6 million was recorded for the year ended December 31, 2021 (Predecessor Period).

Other (Income) Expense, Net

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Other (income) expense, net	$1,769	$(798)	$(971)	$(817)
Other (income) expense, net was $1.8 million of expense for the year ended December 31, 2023 (Successor Period), $0.8 million of income for the period from July 28, 2022 to December 31, 2022 (Successor Period), $1.0 million of income for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and $0.8 million of income for the year ended December 31, 2021 (Predecessor Period). These amounts consisted primarily of losses related to foreign currency translation offset by income from a significant financing component with an Obagi distributor. For the year ended December 31, 2023 (Successor Period), there was $2.0 million of contract termination expenses, as described in more detail below. Other expense (income) remained consistent from the period from January 1, 2022 to July 27, 2022 (Predecessor Period) to the period from July 28, 2022 to December 31, 2022 (Successor Period).
U.S. Online Marketplace Distributor Contract Termination
In December 2023, the Company entered into a termination agreement with the U.S. Online Marketplace Distributor. The termination agreement provides the U.S. Online Marketplace Distributor with a termination fee in exchange for the return of all existing inventory purchased from Obagi, deactivation of all online marketplace listings by the U.S. Online Marketplace Distributor, and full satisfaction of the remaining outstanding accounts receivable balance within defined payment terms. The termination agreement includes contractual protections designed to ensure that the Company is only providing a return credit for valuable inventory which excludes short-dated or damaged products. The termination of the U.S. Online Marketplace Distributor shall enable the Company to fully control the online marketplace distribution of Obagi products, including both product quality and customer service. The termination fee of $2.0 million was recorded within “Other expense (income), net” on the consolidated statements of operations and comprehensive loss.
Income Tax (Benefit) Expense

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands, except percentages)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Income tax (benefit) expense	$(6,975)	$(5,803)	$113	$9,602
Effective tax rate	6.2%	4.6%	(0.6)%	(96.3)%

Income tax benefit for the year ended December 31, 2023 (Successor Period) was $7.0 million with a corresponding effective tax rate of 6.2% compared to an income tax benefit of $5.8 million for the period from July 28, 2022 to December 31, 2022 (Successor Period). The change in effective tax rate was driven by the change in pre-tax earnings.
Income tax benefit was $5.8 million for the period from July 28, 2022 to December 31, 2022 (Successor Period), with a corresponding effective tax rate of 4.6% compared to an income tax expense of $0.1 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), with a corresponding effective tax rate of (0.6)%. The change in the effective tax rate was driven by the change in pre-tax earnings.

For the year ended December 31, 2023 (Successor Period), and the period from July 28, 2022 to December 31, 2022 (Successor Period), the Company recognized a valuation allowance of $19.8 million and 7.9 million, respectively, to account for the portion of the deferred tax asset that was more likely than not to not be realized due to cumulative loss incurred at Obagi Holdco 1 Limited for its investment in Waldencast LP, and associated net operating losses.

Income tax expense was $9.6 million for the year ended December 31, 2021 (Predecessor Period), with a corresponding effective tax rate of (96.3)%. During the period from January 1, 2022 to July 27, 2022 (Predecessor Period), the Company recognized a valuation allowance of $14.1 million to account for the portion of the deferred tax asset that was more likely than not to not be realized due to a cumulative loss incurred in Obagi’s U.S. subsidiary over the three-year period ended July 27, 2022 (Predecessor Period), change in pre-tax earnings, and non-deductible transaction costs.
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
Adjusted Gross Profit and Adjusted Gross Margin
We define and calculate Adjusted gross profit as GAAP gross profit which excludes the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability to Obagi China, which management believes is not reflective of core operating performance given the nature, size and non-recurring nature of the Business Combination, see “Item 8. Financial Information—Note 3. Business Combinations”. We define and calculate Adjusted Gross Margin as Adjusted Gross Profit as a percentage of net revenue. We adjust for these items because we do not believe they reflect normal, recurring activity, may obscure underlying business trends and make comparisons of long-term performance challenging.
The table below presents our Adjusted Gross Profit and Adjusted Gross Margin reconciled to our gross profit and gross margin, the closest GAAP measures for the periods indicated:

	Year ended December 31, 2023
	Successor
(In thousands except for percentages)	Obagi	Milk	Waldencast (Total)

Net revenue (including related party net revenue of $5,965)	$117,651	$100,487	$218,138
Gross Profit	76,582	64,995	141,577
Gross Margin %	65.1%	64.7%	64.9%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(4,058)	—	(4,058)
Amortization of the inventory fair value adjustment(2)	—	1,691	1,691
Amortization impact of intangible assets(3)	11,205	—	11,205
Adjusted Gross Profit	$83,729	$66,686	$150,415
Adjusted Gross Margin %	71.2%	66.4%	69.0%
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Period from July 28, 2022 to December 31, 2022
	Successor
(In thousands except for percentages)	Obagi	Milk	Waldencast (Total)

Net revenue (including related party net revenue of $17,219)	$61,090	$31,283	$92,373
Gross Profit	16,117	15,599	31,716
Gross Margin %	26.4%	49.9%	34.3%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(12,186)	—	(12,186)
Amortization of the inventory fair value adjustment	6,759	3,276	10,035
Adjusted Gross Profit	$10,690	$18,875	$29,565
Adjusted Gross Margin %	17.5%	60.3%	32.0%
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
Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include:
•Non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of goodwill and leases, and foreign currency transaction loss (gain);
•Interest expense and income tax expense or benefit;
•Expenses that are not related to our underlying business performance, such as:
◦Transaction-related costs which includes mainly legal expenses in connection with the Business Combination, including creating and maintaining the Up-C structure, as well as advisory and consulting fees primarily related to the restatement;
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
◦Non-recurring inventory recovery and discontinuation related to the termination of the relationship with the SA distributor.
◦Contract termination fees with certain distributors
◦Other non-recurring costs, primarily related to legal fees or legal settlements.

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure for the periods indicated:

	Year ended December 31, 2023
	Successor
(In thousands except for percentages)	Obagi	Milk	Central costs	Waldencast (Total)

Net Loss	$(32,214)	$(5,655)	$(68,099)	$(105,968)
Adjusted For:
Depreciation and amortization	41,984	18,514	—	60,498
Interest expense, net	12,644	590	5,654	18,888
Income tax (benefit) expense	(6,997)	10	12	(6,975)
Stock-based compensation expense	726	2,352	6,157	9,235
Transaction-related costs(1)	435	27	31,054	31,516
COGS impact related to Inventory fair value adjustment(2)	—	1,691	—	1,691
Change in fair value of derivative warrant liabilities(3)	—	—	10,337	10,337
Change in fair value of interest rate collar(4)	—	—	106	106
Amortization of related party liability(5)	(4,058)	—	—	(4,058)
Foreign currency transaction loss (gain)	161	875	(44)	992
Inventory recovery(6)	(1,286)	—	—	(1,286)
Product discontinuation(7)	2,270	—	—	2,270
Loss on impairment of lease	3,643	—	—	3,643
Contract termination fee(8)	2,000	—	—	2,000
Other non-recurring costs(9)	1,506	—	—	1,506
Adjusted EBITDA	$20,814	$18,404	$(14,823)	$24,395
Net Revenue	$117,651	$100,487	$-	$218,138
Net Loss % of Net Revenue	(27.4)%	(5.6)%	N/A	(48.6)%
Adjusted EBITDA Margin	17.7%	18.3%	N/A	11.2%
(1) Includes mainly legal, advisory and consultant fees related to the Business Combination and the financial restatement of the 2020-2022 periods.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to change in fair value of warrant liabilities and not definitively related to operations.
(4) Relates to interest collar and not definitively related to operations.
(5) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(6) Relates to the costs to recover and the value of the inventory recovered from the acquisition of the SA Distributor which is not part of recurring operations.
(7) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.
(8) In December 2023 Obagi terminated a contract with one of its distributors early and incurred an early termination fee.
(9) Other non-recurring costs are primarily related to legal settlements.

	2022				2022	2021
	Period from July 28 to December 31 (Successor)				Period from January 1 to July 27 (Predecessor)	Year ended December 31 (Predecessor)
(In thousands except for percentages)	Obagi	Milk	Central costs	Waldencast (Total)	Obagi	Obagi

Net Loss	$(93,757)	$(13,773)	$(13,027)	$(120,557)	$(21,057)	$(19,576)
Adjusted For:
Depreciation and amortization	17,845	9,137	—	26,982	8,190	13,904
Interest expense, net	4,008	119	2,103	6,230	6,652	11,118
Income tax (benefit) expense	(5,803)	—	—	(5,803)	113	9,602
Stock-based compensation expense	4,373	1,011	2,352	7,736	—	—
Transaction-related costs(1)	358	170	8,844	9,372	5,841	5,244
COGS impact related to Inventory fair value adjustment(2)	6,759	3,276	—	10,035	—	—
Change in fair value of derivative warrant liabilities(3)	—	—	(6,793)	(6,793)	—	—
Change in fair value of interest rate collar(4)	—	—	592	592	—	—
Amortization of related party liability(5)	(12,186)	—	—	(12,186)	—	—
Foreign currency transaction gain	(329)	(181)	—	(510)	30	202
(Gain) loss on disposal of assets	—	—	—	—	35	52
Restructuring costs(6)	160	—	—	160	291	1,972
Loss on extinguishment of debt(7)	—	—	—	—	—	2,317
Gain on PPP Loan forgiveness(8)	—	—	—	—	—	(6,824)
Loss on write-off of loan receivable(9)	—	—	—	—	—	2,555
Loss on impairment of goodwill	68,715	—	—	68,715	—	—
Adjusted EBITDA	$(9,857)	$(241)	$(5,929)	$(16,027)	$95	$20,566
Net Revenue	$61,090	$31,283	$—	$92,373	$73,760	$142,472
Net Loss % of Net Revenue	(153.5)%	(44.0)%	N/A	(130.5)%	(28.5)%	(13.7)%
Adjusted EBITDA Margin	(16.1)%	(0.8)%	N/A	(17.4)%	0.1%	14.4%
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
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity are proceeds from the Business Combination, including additional financing and 2022 and 2023 PIPE Investments, as well as our borrowings from banks and cash flows from operations. In June 2022, the Borrower entered into the 2022 Credit Agreement with the Lenders led by the Administrative Agent. See “Item 5. Waldencast’s Operating and Financial Review and Prospects—Recent Events” for further information on the 2022 Credit Agreement. The 2022 Credit Agreement provides the Company with the 2022 Term Loan of $175.0 million and 2022 Revolving Credit Facility of $14.1 million, with a current borrowing capacity up to $50.0 million, for a total outstanding balance of $186.1 million at the Closing Date (July 27, 2022). The proceeds from the FPA and PIPE investments, along with the proceeds from the Term Loan and Revolving Credit Facility, were primarily used for the $587.7 million of consideration paid, net of cash acquired, for the Obagi and Milk Business Combinations, as well as for debt issuance costs of $6.3 million, to settle the outstanding balance on the Predecessor 2021 Credit Agreement of $4.3 million, and for cash used for working capital needs, including transaction-related expenses.
In response to the temporary loss in demand for Obagi products and drop in revenue early in the COVID pandemic, Obagi drew on the Predecessor 2018 Revolving Credit Facility, (as defined below) and secured a $6.8 million PPP Loan, which was used in accordance with the PPP requirements and for which forgiveness was obtained in the second quarter of 2021. In March 2021, Obagi was able to access additional credit by replacing the Predecessor 2018 Credit Agreement with the Predecessor 2021 Credit Agreement from a new syndicate of lenders. The Predecessor 2021 Credit Agreement included a term loan of $110.0 million and a revolving credit facility with borrowing capacity of up to $40.0 million. Obagi recorded a loss on termination of the Predecessor 2018 Credit Agreement of $2.3 million to loss on extinguishment of debt in the accompanying consolidated statement of operations and comprehensive loss during the 2021 Predecessor Period, which consisted of expensing unamortized debt issuance costs. The outstanding balance under the Predecessor 2021 Credit Agreement was paid in full upon the completion of the Business Combination.
We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities. Further we expect to have future legal expenditures related to the ongoing SEC investigation and associated matters that will have an impact to operating cash flow. We believe that net cash provided by our operating activities and existing cash and cash equivalents, including access to credit facilities, will be sufficient to fund our operations for the foreseeable future.
In September 2023, we entered into the 2023 Subscription Agreements with the 2023 PIPE Investors pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50.0 million investment by a stakeholder in Beauty Ventures, which was the beneficial holder of 20.0% of our Class A ordinary shares as of April 15, 2024. The remainder of the 2023 PIPE Investors were certain existing shareholders including Cedarwalk, certain members of the Sponsor, and Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68.0 million of proceeds were consummated on the First PIPE Closing Date, and the closings of Subscription Agreements relating to the remaining approximately $2.0 million occurred on the Second PIPE Closing Date, following receipt of regulatory approvals (the “PIPE Closings”). No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
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
As of December 31, 2023 (Successor Period) we had cash and cash equivalents of $21.1 million.

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
We may elect to borrow either alternate base rate borrowings or term benchmark borrowings. Each Term Loan or Revolving Credit Facility draw that is an alternate base rate borrowing bears interest at an Alternate Base Rate (as defined in the 2022 Credit Agreement) plus the Applicable Rate (as defined in the 2022 Credit Agreement) of 2.5% per annum. Each Term Loan or Revolving Credit Facility that is a term benchmark borrowing bears interest at the Term SOFR Rate (as defined in the 2022 Credit Agreement), which resets every three months, plus 0.1% and the Applicable Rate of 3.5% per annum. In connection with the issuance of the 2022 Credit Agreement, we incurred $6.3 million of debt issuance costs.
As of December 31, 2023 (Successor Period), we had an unpaid principal amount of $161.9 million, and unamortized debt issuance costs of $3.9 million on the Term Loan. The interest rate on the 2022 Term Loan was 9.0% and there was $1.4 million accrued interest as of December 31, 2023 (Successor Period).
As of December 31, 2023 (Successor Period), the current portion of the Term Loan and Revolver was $8.8 million and zero million, respectively. The current portion of the unamortized debt issuance costs on the Term Loan and Revolver was $1.2 million and $0.9 million, respectively. The weighted-average interest rate on the Term Loan was 8.6% and the Revolver was 8.7% and there was $1.4 million of accrued interest as of December 31, 2023 (Successor Period).
In February 2024, we drew $15.0 million on the 2022 Revolving Credit Facility at an interest rate of 8.9%.
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

PPP Loan
In May 2020, Obagi received loan proceeds in the amount of $6.8 million under the PPP from MUFG Union Bank. The PPP, established as part of the CARES Act, provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1.00% as of December 31, 2020 (Predecessor Period). The accrued interest was less than $0.1 million as of December 31, 2020 (Predecessor Period). The loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. Obagi used the proceeds for purposes consistent with the PPP and received approval from MUFG Union Bank for forgiveness of the full amount of the loan. In June 2021, Predecessor received approval from the Small Business Administration and MUFG Union Bank for forgiveness of the full amount of the PPP Loan. In February 2023, we were informed that the SBA wished to receive additional documentation regarding the PPP Loan. The PPP Loan is currently being reviewed by the SBA and we cannot predict the outcome of the review at this time. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Obagi Skincare Business” for further discussion.
Consolidated Cash Flow Data
For the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period):

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	From July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Net cash (used in) provided by operating activities	$(29,775)	$(74,977)	$(10,037)	$3,529
Net cash used in investing activities	$(1,994)	$(544,367)	$(909)	$(3,787)
Net cash provided by financing activities	$44,329	$629,465	$3,883	$5,162
Cash Flows from Operating Activities
Net cash used in operating activities was $29.8 million for the year ended December 31, 2023 (Successor Period) driven by the following:
•Net loss of $106.0 million resulting from the impact of higher operating expenses during the year ended December 31, 2023 (Successor Period) primarily due to SG&A expenses related to non-recurring transactions costs. A large portion of this loss resulted from non-cash charges and did not impact the cash-flow, related to: (i) depreciation and amortization expenses of $60.5 million, (ii) stock based compensation of $9.2 million (iii) loss on impairment of lease related assets of $3.6 million and (iv) change in fair value of derivative warrant liabilities of $10.3 million.
•Cash outflows resulting from the net change in operating assets and liabilities of $0.1 million, primarily driven by a decrease in operating lease liabilities of $2.6 million, an increase in accounts receivable of $2.1 million, and a decrease in other current liabilities of $1.7 million, offset by an increase in accounts payable of $4.4 million.
•Non-cash reconciling credits related to deferred income taxes of $7.0 million.
Net cash used in operating activities was $75.0 million for the period from July 28, 2022 to December 31, 2022 (Successor Period), primarily driven by following:
•Net loss of $120.6 million resulting from the impact of higher operating expenses during the period from July 28, 2022 to December 31, 2022 (Successor Period) primarily due to SG&A expenses and cost of goods sold following the Business Combination, partially offset by the revenue generated in the Milk Makeup segment, which was acquired in the period from July 28, 2022 to December 31, 2022 (Successor Period), although a large portion of this loss resulted from non-cash reconciling charges and did not impact the cash-flow, related to: (i) depreciation and amortization expenses of $27.0 million, (ii) stock based compensation of $7.7 million following the Business Combination and (iii) loss on impairment of goodwill of $68.7 million subsequent to the Business Combination.

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
Net cash used in operating activities was $10.0 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) and was primarily driven by following:

•Net loss of $21.1 million resulting from the impact of significant operating expenses in excess of gross profit during the period from July 28, 2022 to December 31, 2022 (Predecessor Period);

•These were offset primarily due to: (i) non-cash reconciling item related to depreciation and amortization expenses of $8.2 million and (ii) cash inflows resulting the net change in operating assets and liabilities of $1.9 million, primarily driven by increase decrease in inventories, other assets, accounts payable and other liabilities.
Net cash provided by operating activities was $3.5 million for the year ended December 31, 2021 (Predecessor Period) and was primarily driven by following:
•Net loss of $19.6 million offset by non-cash reconciling items related to depreciation and amortization of $13.9 million, gain on the PPP loan forgiveness of $6.8 million, deferred income taxes of $9.4 million and a write-off of the loan receivable of $2.6 million and a loss on the extinguishment of debt of $2.3 million.
Cash Flows from Investing Activities
Net cash used in investing activities was $2.0 million for the year ended December 31, 2023 (Successor Period), primarily driven by the increases in capital expenditures of $2.0 million.
Net cash used in investing activities was $544.4 million for the period from July 28, 2022 to December 31, 2022 (Successor Period), primarily driven by cash paid in the amount of $587.7 million as part of our acquisition of Obagi Skincare and Milk Makeup, net of cash acquired. This amount was partially offset by the proceeds of $44.9 million from our trust account, which was released to us as part of the Business Combination.
Net cash used in investing activities was $0.9 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), primarily driven by the increases in capital expenditures of $0.9 million.
Net cash used in investing activities was $3.8 million for the year ended December 31, 2021 (Predecessor Period), primarily driven by a notes receivable advance of $2.5 million.
Cash Flows from Financing Activities
Net cash provided by financing activities was $44.3 million for the year ended December 31, 2023 (Successor Period). The change was primarily driven by: (i) proceeds from the PIPE investment of $70.0 million, (ii) an increase in proceeds of $35.0 million from the 2022 Revolving Credit Facility, and (iii) a decrease in repayment of $59.3 million for the 2022 Term Loan, 2022 Revolving Credit facility and note payable..
Net cash provided by financing activities was $629.5 million for the period from July 28, 2022 to December 31, 2022 (Successor Period). The change was primarily driven by: (i) proceeds from the FPA and PIPE investments of $451.0 million, (ii) an increase in proceeds of $189.1 million from the 2022 Term Loan and Revolving Credit Facility, (iii) a decrease in repayment of $4.3 million for the Predecessor 2021 Term Loan, and (iv) a decrease in payment of $6.3 million for debt issuance cost.
Net cash provided by financing activities was $3.9 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period). The increase was primarily driven by an increase in proceeds of $6.0 million from the Predecessor 2021 Revolving Credit Facility, decrease in repayment of $1.4 million for the Predecessor 2021 Term Loan and decrease in payment of $0.7 million for debt issuance cost.

Net cash provided by financing activities was $5.2 million for the year ended December 31, 2021 (Predecessor Period). The increase was primarily driven by proceeds from the Predecessor 2021 Term Loan of $110 million offset by a repayment of the previous term loan of $72.5 and payment of debt issuance costs of $6.4 million.
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
The annual impairment test performed for the year ended December 31, 2021 (Predecessor Period) did not indicate an impairment of goodwill when they were performed.
After the closing of the Business Combination during the Successor Period, we concluded that qualitative factors and circumstances indicated it was more likely than not that the fair value for our Obagi Skincare reporting unit was less than its carrying amount. As part of the restatement of historical financial results and reassessment of projected revenue and earnings from the Obagi Skincare reporting unit, management determined there was a decline in financial performance compared to previously projected results at the time of the acquisition. Therefore, we performed a quantitative goodwill impairment test for the associated reporting unit immediately after the acquisition date. As a result, we recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment in the period from July 28, 2022 to December 31, 2022 (Successor Period), as reflected in the financial statements. Management further determined that there was no additional impairment analysis needed for the October 1 annual impairment test.

The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2023, and the analysis did not indicate there was an impairment of goodwill. Therefore, no impairment of goodwill was recorded as of December 31, 2023 (Successor Period). As of December 31, 2023 (Successor Period), the Obagi Skincare reportable segment had a goodwill balance of $199.5 million and the Milk Makeup segment had a goodwill balance of $135.1 million. For the Obagi Skincare reportable segment, the difference between the carrying value of the segment and the fair value is 5% as of the annual impairment test date. If we are not successful in meeting our projected revenue or profitability growth rates, there could be a decrease in the fair value of the Obagi Skincare reportable segment below the carrying value. In addition, the fair value of the Obagi Skincare reportable segment could also be negatively impacted by market conditions including inflation, the valuation of its competitors, a market capitalization decrease, or other factors, which could result in an additional indicator of impairment.

Further impairment charges, if any, may be material to our results of operations and financial position. See Item 3A, "Risk Factors–Impairment of our significant intangible assets may reduce our profitability."
Deferred Tax Assets (and Related Valuation Allowance)

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If we determine that deferred tax assets may be able to be recognized in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. This requires management to make judgments and estimates regarding: (i) the timing and amount of the reversal of taxable temporary differences; (ii) expected future taxable income; and (iii) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could adversely affect our financial statements. A valuation allowance of $19.8 million was recorded as of December 31, 2023 (Successor Period) and has been provided for on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. As of December 31, 2022 (Successor Period) and December 31, 2021 (Predecessor Period), the Company had recorded a valuation allowance of $7.9 million and $14.1 million, respectively. See “Item 8. Financial Information—Note 15, Income Tax Benefit.”
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
Recent Accounting Pronouncements
See “Item 8. Financial Information—Note 2. Summary of Significant Accounting Policies” for more information regarding recent accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates, foreign exchange and inflation.
Interest Rates
We have interest rate risk with respect to our indebtedness. As of December 31, 2023 (Successor Period), we had an aggregate face value of $162.8 million of outstanding indebtedness, all of which has variable interest rates. A one percent increase or decrease in the annual interest rate on our variable rate borrowings of $162.8 million would have increased or decreased our annual cash interest expense by approximately $1.6 million.
To mitigate interest rate risk in connection with the variable rate loans under the 2022 Credit Agreement, we entered into an interest rate collar with Wells Fargo for a notional value of $160.0 million and a fixed cash payment of $0.8 million. Under the terms of the interest rate collar, we are required to pay Wells Fargo if the monthly secured overnight financing rate (“SOFR”)-based interest rate falls below the defined interest rate floor of 2.55%; conversely, we are entitled to receive payment from Wells Fargo if the SOFR-based interest rate rises above the defined interest rate cap of 5.25%. Settlement in cash occurs, if contractually required, until termination of the agreement in October 2024, and the variable interest rate is reset on the last day of each month. See “Item 8. Financial Information—Note 9.—Financial Instruments” for more details on the interest rate collar.
Foreign Exchange Fluctuations
We transact business in multiple currencies worldwide, of which the most significant currency for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) was the U.S. dollar. Our international revenue, as well as costs and expenses dominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. As of December 31, 2023 (Successor Period), the effect of a hypothetical 10% change in foreign currency exchange rates would not have been material to our financial condition or results of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
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
Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 (Successor Period) that are reasonably likely to have a material effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our current directors and executive officers as of the date of this Report:

Name	Age	Position
Executive Officers/Directors
Michel Brousset	51	Chief Executive Officer and Class III Director
Hind Sebti	45	Chief Growth Officer
Manuel Manfredi	49	Chief Financial Officer
Non-Employee Directors
Felipe Dutra	58	Class III Director
Cristiano Souza	49	Class II Director
Sarah Brown	60	Class I Director
Juliette Hickman	50	Class II Director
Lindsay Pattison	51	Class I Director
Zack Werner	35	Class I Director
Aaron Chatterley	57	Class II Director
Simon Dai	32	Class III Director
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
Hind Sebti has served as our Chief Growth Officer since February 2021. Ms. Sebti has more than 20 years of experience leading and managing beauty brands across multiple categories and stages during her tenures at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG). Ms. Sebti co-founded Waldencast Ventures alongside Mr. Brousset in 2019. Ms. Sebti brings in-depth knowledge and understanding of the beauty industry as well as consumer insights to identify and invest in the next-generation beauty brands. Importantly, Ms. Sebti plays a key role in helping portfolio brands scale, leveraging her extensive multi-category and brand management experience. Previously, Ms. Sebti also served as Chief Executive Officer of Waldencast Brands, a subsidiary of Waldencast Ventures, to incubate and commercialize new brands, where she led the brand creation process, with a focus on creative and operational optimization, through all stages from conception and product development to go-to-market strategy. She remains involved in the business, however pursuant to guidelines implemented by the Board, unless and until we and Waldencast Ventures merge or otherwise become affiliated entities, Ms. Sebti will spend on average at least 80% of her monthly average working time providing services to us, such that a maximum of 20% may be spent to provide services to Waldencast Ventures.
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
Manuel Manfredi has served as our Chief Financial Officer since April 2024. Mr. Manfredi has a proven track record of performance having led financial organizations in the beauty and consumer products industries for nearly 25 years. Most recently, Mr. Manfredi served as Chief Financial Officer at L’Oréal Spain and Portugal, a role he has occupied since 2022. Previously Mr. Manfredi served as Chief Financial Officer for Italy (2019-2022), Chief Financial Officer for Spain (2015-2019) and in other senior financial roles at L’Oréal, managing multi-billion-dollar businesses across Europe and North America. While at L’Oréal, Mr. Manfredi played a key role in the acquisition and integration of a new cosmetics brand, executed several transformation projects of the finance, commercial, and back-office functions, and helped unlock value and growth through strong industry and operational expertise. Mr. Manfredi began his finance career at Procter & Gamble Europe in 1998, and holds a Business Management degree from the Universidad of Sevilla.
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
Juliette Hickman has served as an independent director on our Board since March 2021. Ms. Hickman served as an investment analyst at the Capital Group Companies for more than 20 years, with exposure to a broad range of industries on a global basis and specific expertise and focus on the global beverage industry. Throughout her career, Ms. Hickman has gained extensive expertise in corporate strategy, valuation, mergers and acquisitions, financial analysis, and risk assessment. She also serves on the Board of Keurig Dr Pepper. Ms. Hickman holds a Bachelor’s of Arts (hons) degree in Politics and Public Administration from the Nottingham Trent University and a Postgraduate Certificate in Sustainable Business from the Cambridge Institute of Sustainability Leadership (CISL).
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
Aaron Chatterley has served as an independent director on our Board since December 2021. Mr. Chatterley founded the web development company SP New Media in 1996, where he served as the Chief Executive Officer until selling the company in 2000. In 2005, Mr. Chatterley co-founded the online beauty retailer, feelunique, where he served as the Chief

Executive Officer until April 2014. Mr. Chatterley led the partial sale of feelunique to Palamon Capital Partners in December 2012, as well as the sale of feelunique to LVMH/Sephora in September 2021. In October 2021 he co-founded the teen beauty brand indu. In addition, since 2016 Mr. Chatterley has served as a Non-Executive Director of Digital Jersey, an economic development agency, and currently serves as an audit and risk committee member. Mr. Chatterley also serves as an Ambassador for The Prince’s Trust Women Supporting Women, a youth charity organization.
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
B.Compensation
Fiscal Year 2023 Executive Officer and Director Compensation
The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our executive officers with respect to the year ended December 31, 2023 (Successor Period) was $8.7 million. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
During the year ended on December 31, 2023 (Successor Period), none of our directors received any cash compensation for services rendered to us.

Our Equity Plans
We maintain two equity incentive plans: (i) our 2022 Incentive Award Plan (the “2022 Plan”), which became effective upon the closing of the Business Combination, and (ii) our 2022 Inducement Incentive Award Plan (the “2022 Inducement Plan”), which became effective on September 16, 2022 (collectively, the “Equity Plans”).
Type of Awards
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
Under the 2022 Inducement Plan, we may grant RSUs, PSUs, non-qualified options, SARs, other stock-based awards (valued in whole or in part by reference to, or otherwise based on our ordinary shares, including dividend equivalents) and bonuses payable in fully vested ordinary shares to individuals who satisfy the standards for inducement grants under Rule 5635(c)(4) of the NASDAQ Listing Rules and the related guidance issued thereunder.
Share Reserves
As of December 31, 2023 (Successor Period), we had reserved a total of 19,361,660 Class A ordinary shares for issuance under the 2022 Plan subject to adjustment for changes in capitalization as provided under the 2022 Plan. The share reserve under the 2022 Plan will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) 3% of the total number of our Class A ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of our Class A ordinary shares determined by the plan administrator, including zero. All of our ordinary shares reserved for issuance under the 2022 Plan as of the Effective Date may be granted as incentive stock options.
As of December 31, 2023 (Successor Period), we had reserved a total of 4,923,262 Class A ordinary shares for issuance under the 2022 Inducement Plan, subject to adjustment for changes in capitalization as provided under the 2022 Inducement Plan.
Administration
Our 2022 Plan is administered by our Board, unless the Board appoints a committee of directors to administer certain aspects of the 2022 Plan. In August 2022, the Board appointed the Compensation Committee as the “plan administrator” of the 2022 Plan. Our 2022 Inducement Plan is administered by our Board, unless the Board appoints a committee of directors to administer certain aspects of the 2022 Inducement Plan.
Terms of Awards
Under the terms of the Equity Plans, the exercise price of all options and stock appreciation granted under the Equity Plans will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of our related Class A ordinary shares on the date of grant, unless otherwise set forth in the applicable award agreement for an award grant under the 2022 Plan. Each stock option and free-standing SAR will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.
Under the Equity Plans, the plan administrator may grant RSUs, PSUs, restricted stock awards, stock options and SARs that are subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator in the applicable award agreement. The applicable individual award agreement may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a recipients’ termination of employment or service, or a recipient’s death or disability.
In the event that a “change in control” (as such term is defined in the Equity Plans) occurs, each award granted under the Equity Plans, as applicable, will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity).
Under the Equity Plans, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a recipient’s employment or service is terminated without cause or by the recipient for good reason (if applicable) within 12 months following the change in control, then, except as provided in the applicable award agreement, (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the 2022 Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at target performance levels.
Amendments and Plan Termination
The Equity Plans provide the Board with the authority to amend, alter or terminate the Equity Plans, but no such action may adversely affect the rights of any recipient with respect to outstanding awards without the recipient’s consent. The applicable plan administrator may amend an award, prospectively or retroactively, but no such amendment may adversely affect the rights of any recipient without the recipient’s consent. Shareholder approval of any such action under the 2022 Plan will be obtained if required to comply with applicable law.
No award will be granted pursuant to the 2022 Plan on or after July 27, 2032, but awards granted before that date may extend beyond that date.
All awards granted under the Equity Plans will be subject to the provisions of any clawback policy implemented by us (including the policy adopted by us in November 2023 in accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the applicable Nasdaq listing standards) to the extent set forth in such clawback policy, and will be further subject to such deductions and clawback as may be required to be made pursuant to any law, government regulation or stock exchange listing standard.
Grants Made to Executive Officers of the Company under the Equity Plans
During the year ended on December 31, 2023 (Successor Period), the Company granted our then-current Chief Financial Officer a strategic growth incentive award of 250,000 performance share units at target (the “CFO SGI Award”) under the 2022 Inducement Plan. In connection with our former Chief Financial Officer’s voluntary termination of employment in January 2024, the CFO SGI Award was fully forfeited and cancelled, in accordance with the applicable award agreement, without payment of any consideration by the Company. During the year ended on December 31, 2023 (Successor Period), none of our other executive officers were granted equity incentive awards under the Equity Plans.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of April 15, 2024 by:
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

As of April 15, 2024, (the “record date”), there were 109,703,729 Class A ordinary shares (not including 1,916,666 Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable, but have not yet been settled) and 12,485,413 Waldencast plc Class B ordinary shares issued and outstanding.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Class A ordinary shares	% of Class A ordinary shares outstanding	Class B ordinary shares(10)	% of Combined Voting Power(11)
5% Holders
Cedarwalk Skincare Ltd(2)	28,637,506	26.1%		23.4%
Waldencast Long-Term Capital LLC (the Sponsor)(3)	23,066,666	20.0%	—	18.0%
Zeno Investment Master Fund(4)	20,500,709	17.7%	—	16.0%
Burwell Mountain Trust(5)	11,826,110	10.4%	—	9.4%
Santa Venerina Inv. & Arbitrage Ltd.(6)	10,000,000	9.1%	—	8.2%
Main Post Growth Capital, L.P.	6,090,058	5.6%		5.0%
Directors and Executive Officers
Sarah Brown	20,000	*	—	*
Aaron Chatterley	20,000	*	—	*
Juliette Hickman	20,000	*	—	*
Lindsay Pattison	20,000	*	—	*
Zack Werner	20,000	*	—	*
Michel Brousset(7)	6,592,780	5.8%	—	5.2%
Simon Dai	—	—	—	—
Hind Sebti(8)	553,333	*	—	*
Philippe Gautier(9)	3,379	*	—	*
Manuel Manfredi(9)	—	—%	—	—%
Cristiano Souza(4)	20,500,709	17.7%	—	16.0%
Felipe Dutra(5)	—	—	—	—
All Waldencast plc directors and executive officers as a group (10 individuals)	27,750,201	23.1%	—	21.0%
*Less than one percent.

1.Unless otherwise noted, the business address for each of those listed in the table above is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

2.This information is based on a Schedule 13D filed with the SEC on August 5, 2022 by Cedarwalk Skincare Ltd. (“Cedarwalk”). According to this Schedule 13D, Cedarwalk directly holds 28,237,500 Class A ordinary shares. CWC Skincare Ltd. (“CWC”) is the sole shareholder of Cedarwalk, and Sijue Dai is the sole shareholder of CWC and the Director of each of Cedarwalk and CWC. Each of CWC and Mr. Dai may be deemed to be the beneficial owner of 28,237,500 Waldencast Class A ordinary shares. The business address of each is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.

3.Reflects securities held directly by Beauty Ventures consisting of (i) 17,300,000 Class A ordinary shares and (ii) 5,766,666 Class A ordinary shares issuable upon exercise of warrants held by Beauty Ventures. Waldencast Long-Term Capital LLC, (the “Sponsor”), is the managing member of Beauty Ventures. The voting and investment power of the Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell Mountain Trust, and Zeno Investment Master Fund (f/k/a Dynamo Master Fund). Waldencast Ventures, LP is controlled by Michel Brousset. See footnote 7 for further details. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 5 for further details. Zeno Investment Master Fund is controlled by Cristiano Souza. See footnote 4 for further details.

4.This information is based on a Schedule 13D/A filed with the SEC on February 9, 2024 by Zeno Investment Master Fund, (f/k/a Dynamo Master Fund) who beneficially owns 20,500,709 Class A ordinary shares (comprised of 14,522,933 Class A ordinary shares and 5,766,666 Class A ordinary shares issuable upon exercise of the Private Placement Warrants). Zeno Equity Partners LLP, a British limited liability partnership, is the investment manager of Zeno Investment Master Fund. Cristiano Souza is the controlling shareholder of Zeno Equity Partners

LLP. The business address of Zeno Equity Partners LLP, Zeno Investment Master Fund is 272 Kings Road, College House 3rd floor, London SW3 5AW.

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

6.This information is based on a Schedule 13G filed with the SEC on February 1, 2024 by Santa Venerina Inv. & Arbitrage Ltd.The business address of Santa Venerina Inv. & Arbitrage Ltd. is East Bay Street, P.O. Box N-7757, Nassau, Bahamas.

7.Waldencast Ventures, LP holds (i) 2,848,334 Class A ordinary shares, (ii) 1,977,779 Class A ordinary shares issuable upon exercise of the Private Placement Warrants and (iii) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures, LP. As such, Mr. Brousset may be deemed to beneficially own the shares held by Waldencast Ventures, LP. Mr. Brousset also holds (i) 50,000 Class A ordinary shares and (ii) 1,383,333 stock options that are exercisable within 60 days of the record date for Class A ordinary shares, subject to a per share exercise price of $10.70 and an expiration date of August 12, 2028.

8.Ms. Sebti holds (i) 20,000 Class A ordinary shares and (ii) 533,333 stock options that are exercisable within 60 days of the record date for Class A ordinary shares, subject to a per share exercise price of $10.70 and an expiration date of August 12, 2028.

9.Effective January 31, 2024, Philippe Gautier resigned as Chief Financial Officer, Chief Operating Officer and the principal financial officer of the Company. Mr. Gautier holds 3,379 Class A ordinary shares. Effective April 1, 2024 Manuel Manfredi was appointed Chief Financial Officer and principal financial officer of the Company.

10.Class B ordinary shares are non-economic voting shares and may be exchanged, together with an equal amount of Waldencast LP Units, for Class A ordinary shares.

11.Includes both Class A ordinary shares and Class B ordinary shares.

Based on a review of the information provided to us by our transfer agent, as of April 15, 2024, there were 49 registered holders of our Class A ordinary shares, 14 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 38.3% of our outstanding Class A ordinary shares; and there were 9 registered holders of our Class B ordinary shares, 8 of which are United States registered holders, holding approximately 77.6% of our outstanding Class B ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held by brokers or other nominees.
B.Related Party Transactions
Waldencast
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
The foregoing description of the FPAs and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, copies of which are attached as Exhibits 4.7, 4.8 and 4.9 to this Report and the terms of which are incorporated by reference herein.
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
In connection with the Business Combination, each of the 5,933,333 private placement warrants converted automatically into a warrant to acquire one Class A ordinary share. The foregoing description of the private placement warrant agreement is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 2.3 and Exhibit 2.4 to this Report and the terms of which are incorporated by reference herein.
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
The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.4 to this Report and the terms of which are incorporated by reference herein.
Administrative Services Agreement
We entered into an agreement whereby, commencing on March 15, 2021, through the earlier of the consummation of a business combination or our liquidation, we agreed to pay the Sponsor a monthly fee of $0.01 million for office space, administrative, financial and support services. We incurred approximately $0.065 million in administrative expenses under the agreement through the Closing Date, but ceased to incur these fees following the completion of the Business Combination. As of December 31, 2022 (Successor Period), there was no outstanding balance under the administrative services agreement.
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
The foregoing description of the Waiver and Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.12 to this Report and the terms of which are incorporated by reference herein.

Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding. The foregoing description of the indemnification agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of the form of indemnification agreement is attached as Exhibit 4.6 to this Report and the terms of which are incorporated by reference herein.
Transactions with Waldencast Ventures LP
Waldencast Ventures LP is a shareholder of the Company and is controlled by Michel Brousset. The Company reimbursed Waldencast Ventures LP with respect to salary and other costs relating to Michel Brousset and Hind Sebti incurred by Waldencast Ventures LP in 2022 following the Business Combination as well as a portion of rent related to the Company’s London offices. For the year-ended December 31, 2023 (Successor Period) the total amount reimbursed was $0.3 million.
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
•Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures. Waldencast Ventures holds (a) 2,848,334 Class A ordinary shares; (b) 1,977,779 Class A ordinary shares issuable upon exercise of the Private Placement Warrants; and (c) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset should be regarded as interested accordingly in any transaction involving such Class A ordinary shares, Waldencast Ventures and its affiliates; and
•Mr. Souza is the controlling shareholder of Zeno Equity Partners LLP, the investment manager of Zeno Investment Master Fund. Zeno Investment Master Fund holds (a) 14,522,933 Class A ordinary shares; and (b) 5,766,666 Class A ordinary shares issuable upon exercise of the Private Placement Warrants. Mr. Souza should be regarded as interested accordingly in any transaction involving such Class A ordinary shares, Zeno Investment Master Fund and its affiliates.
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
The foregoing description of the 2023 Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the form of Subscription Agreement, the form of which is attached as Exhibit 4.14 to this Report on Form 20-F and incorporated by reference herein.
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
Transition Services Agreement
Pursuant to the Transition Services Agreement, Obagi and certain of its affiliates will provide to Obagi Hong Kong and its affiliates certain transition services to enable Obagi Hong Kong to conduct Obagi-branded business as a going concern in the China Region. Obagi and certain of its affiliates will provide the transition services set forth under the Transition Services Agreement for up to twelve (12) months following the Closing Date, with an option for Obagi Hong Kong, in its sole discretion, to extend the service period for up to an additional twelve (12) months solely with respect to certain services relating to R&D. Obagi Hong Kong did not elect to extend the service period for such services and as a result the Transition Services Agreement was deemed to have expired in July 2023. Services were to be charged at the reasonable, fully-loaded costs of providing the services, once the value of the services provided exceeded a specified amount. Because the specified amount had not been exceeded, Obagi Hong Kong paid $0 in fees during the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period).
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
Pursuant to the terms of the IP License Agreement, Obagi Hong Kong is obligated to pay Obagi a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions. Obagi Hong Kong paid royalty fees of $0.3 million and $0.2 million during the year ended December 31, 2023 (Successor Period) and during the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively.
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
The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4.10 to this Report and the terms of which are incorporated by reference herein.
Milk
Milk subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA on a month-to-month basis. Milk primarily uses these facilities for corporate offices and as an in-house studio. Milk also receives certain services from an employee of Milk Studios. During the year ended December 31, 2023 (Successor Period), the Company incurred administrative fees of $0.3 million in connection with the sublease and services, which is recorded in SG&A expenses in consolidated statements of operations and comprehensive loss. During the period from July 28 to December 31, 2022 (Successor Period), the Company incurred administrative fees of $0.1 million, which is recorded in SG&A expenses in consolidated statements of operations and comprehensive loss.
One of the co-founders of Milk Makeup and a shareholder of the Company, is party to an influencer agreement with Milk Makeup pursuant to which she provides certain brand services to Milk Makeup. Milk Makeup incurred $0.1 million in fees pursuant to this agreement during the year-ended December 31, 2023 (Successor Period).
C.Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION

Waldencast plc
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	F-140

Consolidated Balance Sheets as of December 31, 2023 (Successor) and December 31, 2022 (Successor)	F-141

Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2023 (Successor), period from July 28, 2022 to December 31, 2022 (Successor), for the period from January 1, 2022 to July 27, 2022 (Predecessor), and for the year ended December 31, 2021 (Predecessor)
F-142

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2023 (Successor), period from July 28, 2022 to December 31, 2022 (Successor), for the period from January 1, 2022 to July 27, 2022 (Predecessor), for the year ended December 31, 2021 (Predecessor), and for the year ended December 31, 2020 (Predecessor)
F-144

Consolidated Statements of Cash Flows for the year ended December 31, 2023 (Successor), period from July 28, 2022 to December 31, 2022 (Successor), for the period from January 1, 2022 to July 27, 2022 (Predecessor), and for the year ended December 31, 2021 (Predecessor)
F-145

Notes to Consolidated Financial Statements	F-147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Waldencast plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waldencast plc and subsidiaries (the "Company") as of December 31, 2023 (Successor) and December 31, 2022 (Successor), the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for the year ended December 31, 2023 (Successor), period from July 28, 2022 to December 31, 2022 (Successor), January 1, 2022 to July 27, 2022 (Predecessor), and the year ended December 31, 2021 (Predecessor), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 (Successor) and December 31, 2022 (Successor) and the results of its operations and its cash flows for the year ended December 31, 2023 (Successor), periods from July 28, 2022 through December 31, 2022 (Successor), January 1, 2022 through July 27, 2022 (Predecessor), and for the year ended December 31, 2021 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

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
April 30, 2024

We have served as the Company’s auditor since 2018.

WALDENCAST PLC
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31, 2023	December 31, 2022
	Successor (Waldencast)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,089	$8,693
Restricted cash	1,487	1,470
Accounts receivable, net	21,330	19,259
Related party accounts receivable (Note 16)	1,101	285
Inventories	55,684	54,384
Prepaid expenses	5,277	6,273
Other current assets	1,359	679
Total current assets	107,327	91,043
Property and equipment, net	5,931	8,328
Intangible assets, net	582,863	639,165
Goodwill	334,620	334,620
Right-of-use asset, net	11,589	16,384
Other non-current assets	380	535
TOTAL ASSETS	$1,042,710	$1,090,075
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$28,069	$23,873
Related party accounts payable (Note 16)	18	373
Current portion of lease liabilities	2,400	2,041
Current portion of long-term debt	8,529	20,095
Other current liabilities (including related party liability of $5,856 and $9,914 as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), respectively)	23,698	26,123
Total current liabilities	62,714	72,505
Long-term debt, net	151,264	159,229
Derivative warrant liabilities	28,647	18,311
Long-term lease liabilities	15,531	17,882
Deferred income tax liabilities	15,229	22,250
Other non-current liabilities	52	—
TOTAL LIABILITIES	273,437	290,177
COMMITMENTS AND CONTINGENCIES (NOTE 17)
SHAREHOLDERS’ EQUITY:
Successor preferred shares, 25,000,000 shares authorized, $0.0001 par value, none issued and outstanding	—	—
Successor Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 101,228,857 and 86,460,560 outstanding as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), respectively	9	8
Successor Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 20,847,553 and 21,104,225 outstanding as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), respectively	2	2
Additional paid-in capital	871,527	796,038
Retained earnings	(246,761)	(156,780)
Accumulated other comprehensive income (loss)	(151)	(29)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	624,626	639,239
Noncontrolling interest	144,647	160,659
TOTAL SHAREHOLDERS' EQUITY	769,273	799,898
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,042,710	$1,090,075

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

See accompanying notes to consolidated financial statements.

	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2021
	Successor (Waldencast)		Predecessor (Obagi)
Net revenue (including related party net revenue of $5,965 and $17,219 in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively)	$218,138	$92,373	$73,760	$142,472
Cost of goods sold (including related party costs of $1,662 and $5,128 in the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively)	76,561	60,657	30,868	55,037
Gross profit	141,577	31,716	42,892	87,435
Selling, general and administrative	220,313	88,926	55,549	82,968
Research and development	3,195	1,796	2,606	6,092
Loss on impairment of goodwill	—	68,715	—	—
Total operating expenses	223,508	159,437	58,155	89,060
Operating loss	(81,931)	(127,721)	(15,263)	(1,625)
Interest expense, net	18,906	6,230	6,652	11,118
Change in fair value of derivative warrant liabilities (Note 9)	10,337	(6,793)	—	—
Loss on extinguishment of debt (Note 9)	—	—	—	2,317
Gain on PPP Loan forgiveness (Note 7)	—	—	—	(6,824)
Loss on note receivable forgiveness	—	—	—	2,555
Other expense (income), net	1,769	(798)	(971)	(817)
Total other expenses (income), net	31,012	(1,361)	5,681	8,349
Loss before income taxes	(112,943)	(126,360)	(20,944)	(9,974)
Income tax (benefit) expense	(6,975)	(5,803)	113	9,602
Net loss	(105,968)	(120,557)	(21,057)	(19,576)
Net loss attributable to noncontrolling interests	(15,987)	(24,990)	—	—
Net loss attributable to Class A shareholders	$(89,981)	$(95,567)	$(21,057)	$(19,576)
Net loss per share attributable to Class A shareholders (Note 14):
Basic and Diluted	$(0.99)	$(1.11)	$(2.63)	$(2.45)
Shares used in computing net loss per share (Note 14):
Basic and Diluted	91,158,500	86,460,560	8,000,002	8,000,002

Net loss	$(105,968)	$(120,557)	$(21,057)	$(19,576)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(147)	(36)	96	(32)
Comprehensive loss	(106,115)	(120,593)	(20,961)	(19,608)
Comprehensive loss attributable to noncontrolling interests	(16,012)	(24,997)	—	—
Comprehensive loss attributable to Class A shareholders	$(90,103)	$(95,596)	$(20,961)	$(19,608)

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share data)

Shareholders' Equity Waldencast plc
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders’ Equity
Successor	Shares	Amount	Shares	Amount
BALANCE—July 28, 2022	8,645,000	$1	—	$—	$174	$(61,213)	$—	$—	$(61,038)
Issuance of Class A ordinary shares upon release of Trust proceeds	4,478,054	—	—	—	44,882	—	—	—	44,882
Issuance of common shares in connection with the FPA investment	33,300,000	3	—	—	332,997	—	—	—	333,000
Issuance of common shares in connection with the PIPE investment	11,800,000	1	—	—	117,999	—	—	—	118,000
Issuance of common shares in connection with the Obagi and Milk Business Combination	28,237,506	3	21,104,225	2	292,250	—	—	185,656	477,911
Net loss	—	—	—	—	—	(95,567)	—	(24,990)	(120,557)
Stock-based compensation	—	—	—	—	7,736	—	—	—	7,736
Foreign currency translation adjustment	—	—	—	—	—	—	(29)	(7)	(36)
BALANCE—December 31, 2022	86,460,560	$8	21,104,225	$2	$796,038	$(156,780)	$(29)	$160,659	$799,898
Issuance of common shares in connection with the PIPE investment	14,000,000	1	—	—	69,999	—	—	—	70,000
Fees paid in connection with the PIPE	—	—	—	—	(1,068)	—	—	—	(1,068)
Class B to Class A shares	256,672	—	(256,672)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(89,981)	—	(15,987)	(105,968)
Stock-based compensation	511,625	—	—	—	9,235	—	—	—	9,235
RSU taxes paid on behalf of employees	—	—	—	—	(1,473)	—	—	—	(1,473)
Distribution to pay withholding taxes	—	—	—	—	(1,204)	—	—	—	(1,204)
Foreign currency translation adjustment	—	—	—	—	—	—	(122)	(25)	(147)
BALANCE—December 31, 2023	101,228,857	$9	20,847,553	$2	$871,527	$(246,761)	$(151)	$144,647	$769,273

Shareholders' Equity Obagi Global Holdings Limited
Predecessor
BALANCE—January 1, 2021	8,000,002	4,000			100,113	(43,273)	7		60,847
Net loss	—	—			—	(19,576)	—		(19,576)
Foreign currency translation adjustment	—	—			—	—	(32)		(32)
Dividends paid ($0.25 per share)	—	—			—	(2,000)	—		(2,000)
BALANCE—December 31, 2021	8,000,002	4,000			100,113	(64,849)	(25)		39,239
Net loss	—	—			—	(21,057)	—		(21,057)
Foreign currency translation adjustment	—	—			—	—	96		96
Distribution of Obagi China Business	—	—			(13,113)	(188)	(71)		(13,372)
BALANCE—July 27, 2022	8,000,002	$4,000			$87,000	$(86,094)	$—		$4,906

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31, 2023	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021
	Successor (Waldencast)		Predecessor (Obagi)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(105,968)	$(120,557)	$(21,057)	$(19,576)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation	9,235	7,736	—	—
Depreciation and amortization	60,498	26,982	8,190	13,904
Non-cash lease expense	1,721	740	—	—
Change in fair value of derivative warrant liabilities	10,337	(6,793)	—	—
Non-cash loss from change in fair value on interest rate collar	106	592	—	—
Loss on extinguishment of debt	—	—	—	2,317
Gain on PPP loan forgiveness	—	—	—	(6,824)
Amortization of debt issuance costs	1,575	677	767	1,139
Amortization of related party liability	(4,058)	(12,186)	—	—
Deferred income taxes	(7,021)	(5,823)	90	9,374
Loss on impairment of goodwill	—	68,715	—	—
Loss on impairment of right of use assets	3,643	—	—
Loss (gain) on disposal of equipment	62	(2)	35	52
Loss on write-off of loan receivable	—	—	—	2,555
Changes in operating assets and liabilities, net of impact of business combinations:
Accounts receivable	(2,071)	(204)	3,524	(5,057)
Related party accounts receivable	(816)	265	—	—
Inventories	(1,300)	6,382	(13,008)	(6,010)
Prepaid expenses	996	(213)	658	(1,097)
Other current assets and other assets	138	(250)	(352)	612
Accounts payable	4,382	(1,021)	9,635	9,647
Related party accounts payable	(354)	43	—	—
Operating lease liabilities	(2,560)	(724)	—	—
Other current liabilities and other liabilities	1,680	(39,336)	1,481	2,493
Net cash (used in) provided by operating activities	(29,775)	(74,977)	(10,037)	3,529
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(455)	(247)	(248)	(863)
Capital expenditure on property and equipment	(1,591)	(1,340)	(661)	(424)
Advances for note receivable	—	—	—	(2,500)
Proceeds from trust account	—	44,883	—	—
Acquisition of Obagi Business Combinations, net of cash acquired	—	(465,010)	—	—
Acquisition of Milk Business Combinations, net of cash acquired	—	(122,653)	—	—
Cash received for interest rate collar premium	52	—	—	—
Net cash used in investing activities	(1,994)	(544,367)	(909)	(3,787)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PIPE investments	70,000	118,000	—	—
Payment of PIPE transaction costs	(1,068)	—	—	—
Proceeds from FPA investments	—	333,000	—	—
Proceeds from term loan	—	175,000	—	110,000

See accompanying notes to consolidated financial statements.

Repayment of term loan	(8,777)	(4,348)	(1,375)	(72,455)
Proceeds from revolving credit facility	35,000	14,117	6,000	20,000
Repayment of revolving credit facility	(49,117)	—	—	(44,000)
Proceeds from note payable	2,420	—	—	—
Repayment of note payable	(1,452)	—	—	—
Payment of debt issuance costs	—	(6,304)	(742)	(6,383)
RSU taxes paid on behalf of employees	(1,473)	—	—	—
Distribution to pay withholding taxes	(1,204)	—	—	—
Payment of dividends	—	—	—	(2,000)
Net cash provided by financing activities	44,329	629,465	3,883	5,162
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	12,560	10,121	(7,063)	4,904
Effect of foreign exchange rates on cash and cash equivalents	(147)	(36)	96	(32)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	10,163	78	13,444	8,572
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$22,576	$10,163	$6,477	$13,444

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$—	$152	$3	$—
Interest	17,331	5,550	5,053	10,014

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures in accounts payable and accruals	$318	$406	$43	$86
Obagi China Distribution to shareholder	—	—	13,113	—
Issuance of ordinary shares for Obagi Business Combinations	—	277,824	—	—
Issuance of ordinary shares for Milk Business Combinations	—	200,087	—	—
Conversion of promissory note to warrants	—	650	—	—

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
On July 27, 2022 (the “Closing Date”), Waldencast acquired Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively “Milk”) (the “Business Combination”), as described below in “Note 3. Business Combinations.” Following the Business Combination, the Company (as defined below) conducts its business through the following reportable segments: (i) Obagi Skincare and (ii) Milk Makeup.

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
On July 15, 2021, ZhongHua Finance Acquisition Fund I, L.P. (“ZhongHua”), Obagi’s sole shareholder, transferred its 4,000,000 ordinary shares to its affiliate, Cedarwalk Skincare Ltd. (“Cedarwalk”), which became the new sole shareholder of Obagi. This transfer between affiliates did not result in any change of control.

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
This change in accounting basis is represented in the accompanying consolidated financial statements by a black line, which appears between the columns entitled Successor and Predecessor in the financial statements and in the relevant accompanying notes. The black line signifies that the consolidated financial statements presented for the Company after the Closing Date (the “Successor Period”) are presented on a measurement basis different from those for the period prior to the Closing Date (the “Predecessor Periods”). As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor Periods (which only includes Obagi, including the Obagi China Business, through July 27, 2022) and for the Successor Period (which includes Waldencast and its subsidiaries from July 28, 2022 to December 31, 2022) and the year ended December 31, 2023 (Successor Period) are presented on a different basis of accounting and are, therefore, not comparable.
Unless the context requires otherwise, the “Company” refers to Obagi for periods prior to the Business Combination and to Waldencast together with its consolidated subsidiaries, as the Successor for periods after the Business Combination.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, revenue recognition, fair value of assets acquired and liabilities assumed in business combinations, stock-based compensation, goodwill valuation, inventory valuation, and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and assumptions that it believes are reasonable at the time. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss.
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
As of December 31, 2023 (Successor Period), one U.S. customer accounted for 27% of accounts receivable. As of December 31, 2022 (Successor Period), two U.S. customers accounted for 50% and 19% of accounts receivable, respectively.
During the year ended December 31, 2023 (Successor Period), one vendor exceeded 10% of inventory purchases. During the period from July 28, 2022 to December 31, 2022 (Successor Period), one vendor exceeded 10% of inventory purchases. During the period from January 1, 2022 to July 27, 2022 (Predecessor Period), three vendors exceeded 10% of inventory purchases. During the year ended December 31, 2023 (Successor Period), the Company purchased approximately 17% of inventory from one vendor. During the period from July 28, 2022 to December 31, 2022 (Successor Period), the Company purchased approximately 27% of inventory from one vendor. During the period from January 1, 2022 to July 27, 2022 (Predecessor Period), the Company purchased approximately 23%, 12%, and 12% of inventory, respectively, from three vendors.
As of December 31, 2023 (Successor Period), one vendor accounted for 18% of accounts payable. As of December 31, 2022 (Successor Period), two vendors accounted for 15% and 12%, respectively, of accounts payable.
Cash and Cash Equivalents—The Company considers highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.
Restricted Cash—The Company’s restricted cash represents funds that were not accessible for general purpose cash needs due to contractual limitations. As of December 31, 2023 (Successor Period), the Company’s cash and cash equivalents, and restricted cash balance of $22.6 million shown on the consolidated statements of cash flows consisted of $21.1 million and $1.5 million, respectively. As of December 31, 2022 (Successor Period), the Company’s cash and cash equivalents, and restricted cash balance of $10.2 million shown on the consolidated statements of cash flows consisted of $8.7 million and $1.5 million, respectively. The restricted cash balance represented cash in a savings account held by a major bank located in the U.S. and provides collateral for corporate credit cards obtained by the Predecessor for its employees. The Company is required to hold the restricted cash in the bank’s savings account. Following the acquisition of Milk, the Company had an additional $0.8 million in restricted cash held with a financial institution as collateral for a lease deposit. The deposit is refundable at the end of the lease in November 2030, provided that Milk does not default on its lease payments.

Inventories—The Company’s products are produced by third-party contract manufacturers (“CMOs). Inventories consist of finished goods, work-in-process products and promotional products, valued at the lower of cost or net realizable value using the standard cost method, which approximates actual costs determined on a first-in, first-out (“FIFO”) basis. In order to track inventory quantities, the Company uses a perpetual inventory system. Promotional products are charged to cost of goods sold at the time the product is shipped to the Company’s customer.

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
The Company uses interest rate collars to mitigate interest risk associated with its variable rate credit agreements. See “Note 9. Financial Instruments” for further discussion of the interest rate collar.
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
Warrant Liabilities
The Company accounts for Public Warrants and Private Placement Warrants (each as defined below) as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and, therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company measures the warrants at fair value at inception and at each reporting date, with changes in fair value recognized in change in fair value of derivative warrant liabilities in the consolidated statements of operations and comprehensive loss in the period of change. See “Note 9. Financial Instruments” for further discussion of the warrants, including the FPA Warrants (as defined below).
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
The fair values of the interest rate collar and warrant liabilities were estimated using inputs based on management’s judgment and conditions that existed at each reporting date. See “Note 10. Fair Value Measurements” for further details.
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
Research and Development—R&D costs are expensed as incurred. Costs associated with R&D activities may include materials, equity and facility costs, personnel costs, contracted services (i.e., the costs of services performed by third parties in connection with the Company’s R&D activities), and direct costs (e.g., appropriate allocations for general and administrative costs). Substantially all R&D expenses are related to new product development and design improvements or increased functionality in current products.

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
Distribution—Costs related to shipping, handling, warehousing and distribution for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), were $6.6 million, $2.0 million, respectively. These costs include costs that are incurred in order to get the product from the distribution centers to the end consumer and are included within SG&A expense. The Company accounts for shipping and handling activities as fulfillment activities instead of as performance obligations and recognizes these costs as SG&A expenses. Amounts billed to customers for shipping and handling are included in revenue. In the Predecessor periods the Company only included shipping and handling costs in SG&A expense. The costs related to shipping and handling for the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) were $0.6 million, and $1.0 million, respectively.
Advertising—Advertising costs are expensed in the period in which they are incurred. Total advertising costs, included in SG&A expense on the consolidated statements of operations and comprehensive loss, were $16.3 million, $11.7 million, $6.8 million, and $9.2 million for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period), respectively.
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

Founder Awards

The Company estimated the fair value and derived service period of the stock options issued to founders (“Founder Awards”) in August 2022 based on the Monte Carlo simulation, as they were deemed out of the money on the grant date. The Monte Carlo simulation model requires the use of assumptions including the option’s expected term, the volatility of the underlying stock, dividend yield rate, risk-free rate, and expected exercise behavior. For expected exercise behavior, the Company assumes that the options are exercised after 50% of the period between the later of the vest date and exercise price achievement date and the end of the contractual term.

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
The provision for income taxes represents income taxes paid or payable for the current period plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether a valuation allowance is required often requires significant judgment including the long-range forecasting of future taxable income and the evaluation of planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. A valuation allowance of $19.8 million was recorded as of December 31, 2023 (Successor Period) and $7.9 million was recorded as of December 31, 2022 (Successor Period).
The Company accounts for a tax benefit from an uncertain position in the consolidated financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50% likely to be realized. As of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), the Company had no uncertain positions in the consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts accrued for interest and penalties as of December 31, 2023 (Successor Period), December 31, 2022 (Successor Period), or December 31, 2021 (Predecessor Period).
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
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-13, Financial Statements—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU adds an impairment model known as current expected credit loss that is based on expected losses rather than incurred losses. It recognizes an allowance as an estimate of expected credit losses, which may result in more timely recognition of such losses. In 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), which defers the effective date for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of credit losses. The amendments in this ASU were effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, and early adoption was permitted. This guidance was effective for the Company for the annual period beginning on January 1, 2023, and interim periods within the annual period beginning on January 1, 2023, with earlier adoption permitted. The adoption of this new standard did not have a material effect on the Company’s consolidated financial statements.
Recently Issued Accounting Standards, Not Yet Adopted
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance requires an acquirer to, at the date of acquisition, recognize and measure the acquired contract assets and contract liabilities acquired in the same manner that they were recognized and measured in the acquiree’s financial statements before the acquisition. This guidance is effective for interim and annual periods beginning after December 15, 2023 for an EGC company, with early adoption permitted. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements, but does not expect it to have a material impact.
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
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively however, retrospective application is also permitted. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements.
3.BUSINESS COMBINATIONS
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
Immediately prior to the Obagi Merger Effective Time, Obagi carved out and distributed the Obagi China Business to Cedarwalk pursuant to the Obagi China Distribution. Following the Obagi China Distribution, the Obagi China Business continues to be held by Cedarwalk, which also owned 24.5% of the fully diluted Waldencast plc Class A ordinary shares as of the Obagi Merger Effective Time. Prior to the Obagi China Distribution, the pre-tax losses for the Obagi China Business were $8.0 million and $3.7 million for the period from January 1 to July 27, 2022 (Predecessor Period) and the year ended December 31, 2021 (Predecessor Period).
See “Note 16. Related Party Transactions” for more information on ongoing transactions with the Obagi China Business following the close of the Obagi Merger.

Obagi and Milk Purchase Price Allocation:

(In thousands)	Obagi	Milk	Total
Total Purchase Price:
Cash consideration	$345,398	$121,629	$467,027
Equity consideration	277,824	200,087	477,911
Cash repayment of debt	136,112	3,935	140,047
Related party liability	22,100	—	22,100
Total purchase consideration	$781,434	$325,651	$1,107,085
Fair value of assets acquired:
Cash and cash equivalents	$15,850	$2,092	$17,942
Restricted cash	650	819	1,469
Account receivable, net	15,214	3,866	19,080
Related party receivable	327	199	526
Inventories	31,026	30,945	61,971
Prepaid expenses	4,307	520	4,827
Other current assets	359	—	359
Property and equipment	1,245	8,436	9,681
Intangible assets	505,300	157,500	662,800
Right-of-use assets	4,811	8,232	13,043
Other assets	227	—	227
Total identifiable assets acquired	$579,316	$212,609	$791,925
Liabilities assumed:
Accounts payable and accrued expenses	18,699	6,442	25,141
Other current liabilities	12,912	5,483	18,395
Lease liabilities	6,461	10,105	16,566
Deferred income tax liabilities	28,073	—	28,073
Total liabilities assumed:	$66,145	$22,030	$88,175
Net assets acquired	513,171	190,579	703,750
Purchase consideration	781,434	325,651	1,107,085
Goodwill	$268,263	$135,072	$403,335
Goodwill recognized for these acquisitions is attributable to improving the product offerings, expanding into additional markets and the expected cash flows resulting from these efforts, and assembled workforce. Goodwill recognized is not expected to be deductible for local tax purposes. During the period from July 28, 2022 to December 31, 2022 (Successor Period), the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment. See “Note 5. Goodwill” for additional details.
See “Note 18. Segment Reporting” for amounts related to revenue and earnings associated with Obagi Skincare and Milk Makeup subsequent to the acquisition date.
Related party liability
The Company recognized a liability with respect to a related party supply contract executed on the Closing Date between Obagi and Obagi Hong Kong. The fair value of the related party liability was determined using the present value of after-tax cash flows related to unfavorable discounts provided to the Obagi China Business included in the supply agreement. As of the Obagi Merger Effective Time, the Company recognized a related party liability of $22.1 million. During the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period), respectively, the Company amortized $4.1 and $12.2 million of the related party liability into the related party revenue recognized on the sale of products to the Obagi China Business. The Company had a remaining related party liability of $5.9 and $9.9 million, included in Other current liabilities, as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), respectively.

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
Transaction Costs
In connection with the Business Combination, Waldencast incurred transactions costs of $9.4 million which were incurred during the period from July 28, 2022 to December 31, 2022 (Successor Period). Transaction costs consisted of advisory, legal, accounting and management fees, which are included in SG&A expenses on the consolidated statements of operations and comprehensive loss.
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
SA Distributor Transaction
In March 2023, we acquired a majority interest in Obagi Vietnam Import Export Trading MTV Company Limited, a company incorporated in accordance with the laws of Vietnam and formed by the SA Distributor to conduct its business in Vietnam (“Obagi Vietnam”). This acquisition was determined to be an asset acquisition, with the primary asset being the recovery of $1.6 million of inventory held by the SA distributor.
4.REVENUE
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

Total revenue by sales channel was as follows for the periods indicated:

	Year ended December 31, 2023
	Successor
(In thousands)	Obagi Skincare	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$72,446	$97,222	$169,668
Distributors	40,203	3,245	43,448
Net product sales	$112,649	$100,467	$213,116
Royalties	5,002	20	5,022
Net revenue	$117,651	$100,487	$218,138

	Period from July 28 to December 31, 2022			Period from January 1 to July 27, 2022	Year ended December 31, 2021
	Successor			Predecessor
(In thousands)	Obagi Skincare	Milk Makeup	Total	Total	Total
Revenue by Sales Channel
Direct sales	$30,276	$30,192	$60,468	$39,649	$68,181
Distributors	28,826	1,091	29,917	31,080	68,578
Net product sales	$59,102	$31,283	$90,385	$70,729	$136,759
Royalties	1,988	—	1,988	3,031	5,713
Net revenue	$61,090	$31,283	$92,373	$73,760	$142,472

For the year ended December 31, 2023 (Successor Period), two customers accounted for 28% and 20% of the Company’s revenue, respectively. During the period from July 28, 2022 to December 31, 2022 (Successor Period), three customers accounted for 29%, 18% and 16% of the Company’s revenue, respectively. During the period from January 1, 2022 to July 27, 2022, (Predecessor Period), two customers accounted for 44% and 20% of the Company’s revenue. For the year ended December 31, 2021 (Predecessor Period), two customers accounted for 44% and 17% of the Company’s revenue.

The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue. The Physician Channel Provider is also a distributor of the Company’s products to other channels, such as the spa channel, and the related sales are considered distributor revenue (in which instances it is referred to as the “Spa Channel Distributor”). Revenue generated from products sold to physicians and the DTC channel via the Company’s e-commerce platform through the Physician Channel Provider was $58.6 million during the year ended December 31, 2023 (Successor Period), $26.3 million during the period from July 28, 2022 to December 31, 2022 (Successor Period), $32.2 million during the period from January 1, 2022 to July 27, 2022, (Predecessor Period), $58.8 million during the year ended December 31, 2021 (Predecessor Period). Revenue generated from products sold to the Spa Channel Distributor was $1.5 million during the year ended December 31, 2023 (Successor Period), $0.3 million during the period from July 28, 2022 to December 31, 2022 (Successor Period), $0.4 million during the period from January 1, 2022 to July 27, 2022, (Predecessor Period), and $3.6 million during the year ended December 31, 2021 (Predecessor Period).

Revenue by Geographic Region

Total revenue by geographic region, based on the location of the end customer, was as follows for the periods indicated:

	Year ended December 31, 2023	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021
(In thousands)	Successor		Predecessor
Revenue by Geographic Region
North America	$154,357	$56,630	$44,443	$79,122
Rest of the World	58,759	33,755	26,286	57,637
Net product sales	$213,116	$90,385	$70,729	$136,759
Royalties	5,022	1,988	3,031	5,713
Total:	$218,138	$92,373	$73,760	$142,472

During the year ended December 31, 2023 (Successor Period), the one country that accounted for more than 10% of the Company’s total revenues was the United States, with net product sales amounting to $145.3 million.
During the period from July 28, 2022 to December 31, 2022 (Successor Period), the two countries that accounted for more than 10% of the Company’s total revenues were the United States and China, respectively, with net product sales amounting to $54.3 million and $17.0 million, respectively.
During the period from January 1, 2022 to July 27, 2022, (Predecessor Period) the two countries that accounted for more than 10% of the Company’s total revenues were the United States and Vietnam, with net product sales amounting to $43.8 million and $14.9 million, respectively.
For the year ended December 31, 2021 (Predecessor Period), the countries that accounted for more than 10% of the Company’s total revenues were the United States, China, and Vietnam, with net product sales amounting to $76.7 million, $16.2 million, and $18.6 million, respectively.

5.GOODWILL
The Company allocated goodwill acquired in the Obagi Merger to its Obagi Skincare reportable segment and goodwill acquired in the Milk Transaction to its Milk Makeup segment. The fair value of each reporting unit was determined as of the Closing Date as part of the Business Combination (see “Note 3. Business Combinations”). The following table presents changes in goodwill by reportable segment:

(In thousands)	Obagi Skincare	Milk Makeup	Total Goodwill
Balance as of December 31, 2021 (Predecessor)	$44,489	$—	$44,489
Elimination of Predecessor goodwill	(44,489)	—	(44,489)
Obagi and Milk Business Combinations	268,263	135,072	403,335
Impairment loss	(68,715)	—	(68,715)
Balance as of December 31, 2022 (Successor)	$199,548	$135,072	$334,620
Balance as of December 31, 2023 (Successor)	$199,548	$135,072	$334,620
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
The annual impairment test performed for fiscal 2021 (Predecessor Period) and fiscal 2022 (Successor Period) did not indicate an impairment of goodwill at the time they were performed. However, subsequent to the Business Combination (see “Note 3. Business Combinations”), the Company concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair value of the Obagi Skincare reporting segment was less than its carrying amount. Therefore, the Company performed a quantitative goodwill impairment test for the associated reporting unit. As a result, during the period ended December 31, 2022 (Successor Period), the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Skincare reportable segment.
The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2023, and the analysis did not indicate there was an impairment of goodwill. Therefore, no impairment of goodwill was recorded during the year ended December 31, 2023 (Successor Period).
6.INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of December 31, 2023 (Successor Period):

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,644	$(59,989)	$499,655
Customer relationships	11	36,000	(4,532)	31,468
Supply agreement	5	38,900	(11,105)	27,795
Formulations	8	28,900	(5,101)	23,799
Patents	20	154	(8)	146
Total		$663,598	$(80,735)	$582,863
Intangible assets, net consisted of the following as of December 31, 2022 (Successor Period):

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,328	$(17,840)	$541,488
Customer relationships	11	36,000	(1,349)	34,651
Supply agreement	5	38,900	(3,325)	35,575
Formulations	8	28,900	(1,526)	27,374
Patents	20	80	(3)	77
Total		$663,208	$(24,043)	$639,165
Amortization expense for the year ended December 31, 2023 (Successor Period), period from July 28, 2022 to December 31, 2022 (Successor Period), period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) was $56.7 million, $24.0 million, $7.7 million, and $13.5 million, respectively.
Expected amortization for each of the years between 2024 through 2028, and thereafter are as follows:
(In thousands)

Years ending December 31
2024	$56,710
2025	56,710
2026	56,710
2027	53,385
2028	48,930
Thereafter	310,418
$582,863

7.DEBT

		As of December 31, 2023	As of December 31, 2022
(In thousands)	Maturity Date	(Successor)
2022 Term Loan	July 2026	$161,875	$170,652
Note Payable	May 2024	968	—
2022 Revolving Credit Facility	July 2026	—	14,117
Unamortized debt issuance costs		(3,050)	(5,445)
Net carrying amount		$159,793	$179,324
Less: Current portion of long-term debt		(8,529)	(20,095)
Total long-term portion		$151,264	$159,229
Note Payable — Directors and Officers (“D&O”) Insurance
In August 2023, the Company entered into an agreement with a financing company for $2.4 million to finance its D&O insurance policy. The terms of the agreement stipulate equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2024. Interest accrues on this loan at an annual rate of 8.2%.
Successor 2022 Credit Agreement
In June 2022, the Borrower, a wholly-owned subsidiary of the Company, together with Waldencast Partners LP and certain of its subsidiaries as guarantors, entered into the 2022 Credit Agreement with the Lenders and JPMorgan, as administrative agent for the Lenders. The 2022 Credit Agreement provides the Company with access to a term loan of $175.0 million (the “2022 Term Loan”) and a revolving credit capacity with a current borrowing capacity of up to $45.0 million (the “2022 Revolving Credit Facility”), of which up to $7.5 million may be available, at Borrower’s option, to be drawn in form of letters of credit (“2022 Letter of Credit”). The 2022 Credit Agreement is secured by the assets of the Company. The 2022 Credit Agreement restricts the Company’s ability to make certain distributions or dividends, subject to a number of enumerated exceptions.
The 2022 Credit Agreement matures on July 27, 2026, four years following the funding date. The Company may elect to borrow either alternate base rate borrowings or term benchmark borrowings. Each draw that is an alternate base rate borrowing bears interest at an Alternate Base Rate (as defined in the 2022 Credit Agreement) plus the applicable rate of 2.5% per annum. Each draw that is a term benchmark borrowing bears interest at the Term SOFR Rate (as defined in the 2022 Credit Agreement), which resets periodically, plus 0.1% and the applicable rate of 3.5% per annum. As of December 31, 2023 (Successor Period), borrowings under the 2022 Credit Agreement consisted entirely of term benchmark borrowings at a borrowing rate of 7.9%. The carrying amount of debt approximates fair value due to the adjusting interest rates of the term loan, which approximate current market rates.
In connection with the issuance of the 2022 Credit Agreement, the Company incurred $6.3 million of debt issuance costs. As of December 31, 2023 (Successor Period), the Company had unpaid principal of $161.9 million and zero on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively. The 2022 Term Loan and the 2022 Revolving Credit Facility had total unamortized debt issuance costs of $3.1 million as of December 31, 2023 (Successor Period). As of December 31, 2023 (Successor Period), the weighted average interest rate was 8.6% for the 2022 Term Loan and 8.7% for the 2022 Revolving Credit Facility. The current portion of the 2022 Term Loan and the 2022 Revolving Credit Facility was $8.8 million and zero million, respectively. The current portion of the unamortized debt issuance costs on the 2022 Term Loan and the 2022 Revolving Credit Facility was $1.2 million and $0.9 million, respectively. The accrued interest was $1.4 million as of December 31, 2023 (Successor Period). Unamortized debt issuance costs on the 2022 Letter of Credit is $0.1 million, which is recorded in other current assets in the consolidated balance sheets.

Scheduled maturities under the Company’s 2022 Credit Agreement as of December 31, 2023 (Successor Period) are as follows:
(In thousands)

Year Ending December 31,
2024	$9,718
2025	15,313
2026	137,812
2027	—
2028	—
Total unpaid principal	$162,843
Waiver and Consent and Amendment to the 2022 Credit Agreement

In May 2023, the Borrower entered into a waiver and consent agreement with JPMorgan and the required Lenders to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports. In June 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (a) continue to waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and (b) suspend the testing of certain financial covenants in the 2022 Credit Agreement.

In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver certain financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 (Successor Period) and the fiscal quarters of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.

In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Second Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver certain financial information and related reports, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower subsequently delivered all of the outstanding financial information and related reports referred to above. The Second Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Amendment.

On April 26, 2024, the Borrower, Waldencast Partners LP, JPMorgan and the required lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5 million in the aggregate to $45 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment.

8.LEASES
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
The Company historically accounted for leases in accordance with ASC 840, Leases, under which operating leases were not recorded on the balance sheet. Adoption of ASC 842 was not required in interim periods preceding December 31, 2022 (Successor Period). Upon consummation of the Business Combination, Obagi and Milk adopted ASC 842 as a matter of policy alignment. The period from January 1 to July 27, 2022 (Predecessor Period) does not reflect the impact of ASC 842 adoption, as the Company did not adopt the standard as of an interim 2022 period.
The Company’s lease expenses of $3.5 million were composed of operating lease costs. The Company does not have any finance leases, short-term lease costs or variable lease costs.

Supplemental cash flow information related to the Company’s operating leases was as follows:

Year ended December 31, 2023
(in thousands)	(Successor)
Cash paid for amounts included in the measurement of operating lease liabilities:	$3,309
Right-of-use assets obtained in exchange for new operating lease liabilities:	$446

Year ended December 31, 2023
(Successor)
Weighted-average remaining lease term	6.92
Weighted-average discount rate	5.9%
Reconciliation of the undiscounted future minimal lease payments under non-cancelable operating leases to the total operating lease liability recognized on the consolidated balance sheet as of December 31, 2023 (Successor Period) was as follows:

(in thousands)	Amount
2024	$3,258
2025	3,504
2026	2,899
2027	2,452
2028	2,504
Thereafter	6,721
Total future minimum lease payments	$21,338
Less: Imputed Interest	3,407
Total reported lease liability	$17,931
Texas Leases
In December 2021 and July 2022, Obagi entered into a lease for a warehouse and office space, respectively, in Texas as part of their plans to relocate headquarters from California.
The warehouse space was never made operational and the Company permanently decided not to use the warehouse with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. As a result, the Company recorded an impairment charge of $0.8 million during the year ended December 31, 2023 (Successor Period) which was the excess of the carrying value of the associated lease right-of-use asset over its fair value. The lease will expire in February 2031 and the Company plans to sublease the facilities.
In September 2023, Obagi vacated the Texas office space and relocated its headquarters back to California, permanently deciding to not use the office with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. We have entered into a sublease for the office space that will run through December 2025 with annual rent of $0.4 million. The sublease does not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $2.7 million during the year ended December 31, 2023 (Successor Period) which was the excess of the carrying value of the associated office lease right-of-use asset over its fair value.
The Company estimated the fair values using discounted cash flows from the estimated net sublease rental income as of the date the decision to sublease was made. The impairment charges are included in general, administrative, and other expenses in the consolidated statements of operations.

Disclosures Related to Periods Prior to the Adoption of ASC 842
Prior to the Obagi China Distribution, the Company leased office space under three non-cancelable operating leases expiring between September 2023 and February 2032. Rent expense related to the Company’s operating leases was $0.9 million and $1.2 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) and the year ended December 31, 2021 (Predecessor Period), respectively.
9.FINANCIAL INSTRUMENTS
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
This derivative instrument has not been designated for hedge accounting, therefore the change in fair value is recognized in current period earnings. The fair value of these contracts, included in other non-current assets was $0.1 million and $0.2 million as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), respectively. The non-cash loss from change in fair value was $0.1 million and $0.6 million during the year ended December 31, 2023 (Successor Period) and for the period from July 28 to December 31, 2022 (Successor Period), respectively, recognized in other expenses, net. Receipts of $0.1 million were exchanged on the interest rate collar contract during the year ended December 31, 2023 (Successor Period). No payments or receipts were exchanged on the interest rate collar contract during the period from July 28 to December 31, 2022 (Successor Period) aside from the initial fixed cash payment of $0.8 million.
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
As of December 31, 2023 (Successor Period), all of the above-noted warrants, totaling 29,533,282, remained issued and outstanding. The Company recognized a loss of $10.3 million and a gain of $6.8 million from the change in fair value of the Public Warrants and Private Placement Warrants in the Company’s consolidated statements of operations and comprehensive loss during the year ended December 31, 2023 (Successor Period) and for the period from July 28 to December 31, 2022 (Successor Period), respectively.
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

10.FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy:

	As of December 31, 2023 (Successor Period)
(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate collar	$61	$—	$61	$—
Liabilities:
Derivative warrant liabilities - Public	$11,155	$11,155	$—	$—
Derivative warrant liabilities - Private	$17,492	$—	$17,492	$—

	As of December 31, 2022 (Successor Period)
(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate collar	$198	$—	$198	$—
Liabilities:
Derivative warrant liabilities - Public	$7,130	$7,130	$—	$—
Derivative warrant liabilities - Private	$11,181	$—	$11,181	$—
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

For goodwill (see “Note 5. Goodwill”), fair value assessments of the reporting units and the reporting units’ net assets performed for goodwill impairment tests are considered a Level 3 measurement due to the significance of unobservable inputs developed using company-specific information.

The Company measures certain long-lived and intangible assets at fair value on a nonrecurring basis when events occur that indicate an asset group may not be recoverable. If the carrying amount of an asset group is not recoverable, an impairment charge is recorded to reduce the carrying amount by the excess over its fair value. Except for the initial valuation of long-lived assets in connection with the Business Combination (see “Note 3. Business Combinations”) and impairment of goodwill discussed above, no long-lived assets were remeasured at fair value on a nonrecurring basis during the periods presented.
11.SUPPLEMENTAL BALANCE SHEET DISCLOSURES
Accounts Receivable, Net
As of December 31, 2023 (Successor Period), accounts receivable, net consisted of accounts receivable of $22.9 million, less allowance for doubtful accounts of $1.6 million. As of December 31, 2022 (Successor Period), accounts receivable, net consisted of accounts receivable of $20.3 million, less allowance for doubtful accounts of $1.0 million.

The change in the allowance for doubtful accounts were as follows:

	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
(In thousands)	Successor		Predecessor
Balance at beginning of period	$994	$1,061	$671
Provision for bad debts	558	(67)	390
Write-off of uncollectible accounts	—	—	—
Balance at end of period	$1,552	$994	$1,061
In July 2021, and as amended in December 2021 and April 2022, Obagi Cosmeceuticals LLC, a wholly-owned subsidiary of Obagi, entered into a non-recourse, uncollateralized short-term promissory note, not in the ordinary course of business, lending a third party $2.5 million (the “Predecessor Loan Receivable”). This Predecessor Loan Receivable had a maturity date of December 31, 2022 (Successor Period) and carried an interest rate of 1.00% from July 30, 2021 to September 29, 2021 and 8.00% from September 30, 2021 through maturity. The outstanding principal and accrued interest were due upon maturity. The Company wrote-off the $2.5 million loan receivable in 2021 (Predecessor Period) when it was determined to be uncollectible.
Inventories
The components of inventories were as follows:

	As of December 31, 2023	As of December 31, 2022
(In thousands)	(Successor)
Work in process	$10,336	$11,138
Finished goods	45,348	43,246
Total inventory	$55,684	$54,384
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31, 2023	As of December 31, 2022
(In thousands)	(Successor)
Computer hardware, software and equipment	$689	$944
Furniture and fixture	533	724
Machinery and equipment	812	608
Internally developed software	854	889
Gondolas	7,078	6,040
Leasehold improvements	2,070	2,051
Total property and equipment	$12,036	$11,256
Less accumulated depreciation	(6,105)	(2,928)
Property and equipment, net	$5,931	$8,328
Depreciation expense for property and equipment for the year ended December 31, 2023 (Successor Period) and the period from July 28, 2022 to December 31, 2022 (Successor Period) were $3.8 million and $2.9 million, respectively. Depreciation expense for property and equipment for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) and the year December 31, 2021 (Predecessor Period) was $0.5 million and $0.4 million, respectively.

Depreciation expense pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.
Other Current Liabilities
The major components of other current liabilities consisted of the following (in thousands):

	As of December 31, 2023	As of December 31, 2022
(In thousands)	(Successor)
Accrued salaries and related expenses	$8,702	$9,069
Accrued sales returns and damages	2,527	2,651
Accrued interest	1,357	134
Accrued distribution fees	590	1,621
Related party liability	5,856	9,914
Accrued professional services	2,901	1,171
Other	1,765	1,563
Total	$23,698	$26,123
The accrued distribution fees related to service charges such as e-commerce shipping and handling costs. The related party liability of $5.9 million as of December 31, 2023 (Successor Period) reflects the remaining unamortized fair value of the related party inventory contract executed on the acquisition date between Obagi and the Obagi China Business (see “Note 3. Business Combinations”). This related party liability will be amortized into related party revenue upon the sale of products to the Obagi China Business in subsequent periods.
12.STOCK-BASED COMPENSATION
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
The notional maximum number of ordinary shares available for issuance under the Plan for the fiscal year ended December 31, 2023 (Successor Period) was 16,134,716 (the “Share Reserve”); provided, however the Share Reserve automatically increases on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the effective date of the Plan in an amount equal to the lesser of (i) 3% of the total number of ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of ordinary shares determined by the Board, including zero, bringing the total number of ordinary shares available for issuance to 19,361,660 as of December 31, 2023 (Successor Period). All and up to the number of ordinary shares reserved for issuance under the Plan as of the effective date of the Plan (subject to an equitable adjustment in the event of a change in capitalization or change in control event) may be granted as an incentive stock options. As of December 31, 2023 (Successor Period), the Company had 4,923,262 shares reserved for future issuances under the Plan.
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
Incentive Awards

In August 2022, the Company approved incentive awards to employees of Waldencast, Milk, and Obagi. The long-term incentive awards (the “LTI Awards”) are restricted stock units that vest based on both a service condition and meeting either a net sales or earnings before interest, taxes, depreciation and amortization (“EBITDA”) target in calendar year 2022. These LTI Awards were granted to employees in November 2022. The performance targets for the LTI Awards were met for Milk in 2022. The Company granted LTI Awards will vest one-third each year beginning on February 15, 2023, subject to continued service through such dates. In May 2023, the Board approved a modification to the LTI Awards by waiving the performance conditions for most Obagi and Waldencast employees totaling 137,537 RSUs. The conditions were not waived for the former Chief Executive Officer of Obagi and the Chief Executive Officer and Chief Growth Officer of Waldencast, resulting in forfeiture of 360,000 RSUs. Based on the financial statements prepared by the Company for the period ended December 31, 2022 (Successor Period), the Board certified that the applicable performance goals have not been met and, accordingly, that the 2022 RSUs granted to the Company’s founders will not vest. No additional grants of RSUs were made for the year ended December 31, 2023 (Successor Period).

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
Stock option activity for the year ended December 31, 2023 (Successor Period) was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2022 (Successor)	20,452,155	$9.50	8.3	$39,118
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(1,536,797)	5.39	—	—
Balance as of December 31, 2023 (Successor)	18,915,358	9.10	7.3	47,792
Exercisable as of December 31, 2023 (Successor)	7,227,202	6.11	6.1	34,935
Vested and expected to vest as of December 31, 2023 (Successor)	18,915,358	$9.10	7.3	$47,792
The fair value of stock option awards was determined on the grant date using the Monte Carlo simulation model for Founder Awards and the Hull-White lattice pricing model was used for replacement awards based on the following weighted-average assumptions:

	Period from July 28, 2022 to December 31, 2022
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
Restricted stock activity for the year ended December 31, 2023 (Successor Period) was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2022 (Successor)	2,802,419	$9.16
Granted	2,427,537	8.88
Vested	(846,736)	9.93
Forfeited	(2,086,389)	9.10
Outstanding as of December 31, 2023 (Successor)	2,296,831	$8.72

The unrecognized compensation cost as of December 31, 2023 (Successor Period) for stock options and restricted stock was $21.9 million and $5.8 million, respectively. These costs are expected to be recognized over a weighted-average service period of 4.0 and 1.9 years for stock options and restricted stock, respectively.

Stock-based compensation
In January 2023, the Company granted an aggregate of 2,290,000 strategic growth incentive 2025 awards (the “SGI 2025 Awards”) in performance vested share units to certain Waldencast employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the respective Company’s net revenue and EBITDA targets for the year ended December 31, 2025. The SGI Awards had a grant date fair value per share of $8.88 and require a one-year post vesting holding period once the shares have been awarded.
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
Stock option activity for the period from January 1 to July 27, 2022 (Predecessor Period) was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Outstanding as of January 1, 2022 (Predecessor)	800,000	$41.10	9.1	$16,456
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	25,200	41.10	8.6	639
Vested	—	—	—	—
Outstanding as of July 27, 2022 (Predecessor)	774,800	$41.10	8.5	$19,659
Stock option activity for the year ended December 31, 2021 (Predecessor Period) was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Outstanding as of January 1, 2021 (Predecessor)	—	$—	—	$—
Granted	800,000	41.10	9.1	16,456
Exercised	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding as of December 31, 2021 (Predecessor)	800,000	$41.10	9.1	$16,456
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

13. SHAREHOLDERS’ EQUITY
Successor’s Share Capital
Under the Company’s Memorandum of Association (the “Constitutional Document”), its authorized share capital consists of 1,000,000,000 Class A ordinary shares, 100,000,000 Class B ordinary shares and 25,000,000 Preference Shares, each having a par value of $0.0001. As of December 31, 2023 (Successor Period), there were 101,228,857 and 20,847,553 Class A and Class B ordinary shares, respectively, issued and outstanding. The Company did not have any Preference Shares issued and outstanding as of December 31, 2023 (Successor Period).
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
As outlined in “Note 3. Business Combinations,” Class B ordinary shares were issued by the Company to the Milk Members in connection with the Business Combination, giving rise to noncontrolling interest in the Company’s controlled subsidiary, Waldencast Partners LP. As such, the Constitutional Document prohibits issuances of additional shares of Class B ordinary shares, unless issued to a noncontrolling interest in connection with the Company’s Up-C structure. Class B ordinary shares are convertible into Class A ordinary shares on a one-to-one basis at the option of the holder. If such option is exercised, the exchanged Class B ordinary shares will automatically be surrendered and retired for no consideration. If the Company issues or redeems Class B ordinary shares, Waldencast Partners LP is obligated to issue or redeem a corresponding number of Waldencast LP partnership units, such that the number of issued and outstanding partnership units at any time will correspond and be equivalent to the then number of issued and outstanding Class B ordinary shares.
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

As of December 31, 2021 (Predecessor Period) the Predecessor had 25,000,000 ordinary shares authorized and 8,000,002 shares issued and outstanding. Predecessor’s ordinary shares had a par value of $0.50 per share and each share was entitled to one vote.
The Predecessor was able to, at the discretion of its Board of Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. Payments of dividends and distributions were limited to realized or unrealized profits of the Company. The Company did not pay any dividends during the period from January 1 to July 27, 2022 (Predecessor Period). In the years ended December 31, 2021 (Predecessor Period) and 2020 (Predecessor Period), Obagi, through a wholly-owned subsidiary, paid $2.0 million (approximately $0.25 per share) and $2.0 million (approximately $0.26 per share), respectively, in dividends to its shareholder.

14. NET LOSS PER SHARE
The Company uses the weighted average ownership percentages during the period to calculate the net loss per share attributable to public shareholders and the noncontrolling interest holders. The following table sets forth the computation of basic and diluted net income (loss) using the treasury stock method:

	Year ended December 31, 2023	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021
(In thousands, except for share and per share amounts)
	Successor		Predecessor
Numerator:
Net loss	$(105,968)	$(120,557)	$(21,057)	$(19,576)
Net loss attributable to noncontrolling interest	(15,987)	(24,990)	—	—
Net loss attributed to Class A shareholders - basic and diluted EPS	(89,981)	(95,567)	(21,057)	(19,576)
Denominator:
Weighted-average basic shares outstanding	91,158,500	86,460,560	8,000,002	8,000,002
Effect of dilutive securities	—	—	—	—
Weighted-average diluted shares	91,158,500	86,460,560	8,000,002	8,000,002
Basic and diluted net loss per share	$(0.99)	$(1.11)	$(2.63)	$(2.45)
The following table represents potential ordinary shares outstanding that were excluded from the computation of diluted net loss per share of common share because their effect would have been anti-dilutive:

	Year ended December 31, 2023	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021
	Successor		Predecessor
Warrants	29,533,282	29,533,282	—	—
Stock options	18,915,358	20,452,155	774,800	800,000
Restricted stock	2,296,831	2,802,419	234,842	243,307
Total	50,745,471	52,787,856	1,009,642	1,043,307
15. INCOME TAX BENEFIT
The Predecessor was domiciled in the Cayman Islands. Following the Business Combination, the Company, domiciled in the Bailiwick of Jersey, is subject to taxation in the U.S. and various states jurisdictions. ASC Topic 740, Income Taxes (“ASC 740”) indicates that the federal statutory income tax rate of a foreign reporting entity be used when preparing the rate reconciliation disclosure. As such, the Company and its wholly-owned subsidiaries use the statutory income tax rate in the Bailiwick of Jersey for the Successor Period and the Cayman Islands for the Predecessor Period, which was 0%. The Company’s consolidated pretax loss for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022

(Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) were generated by domestic and foreign operations as follows:

	Year ended December 31, 2023	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021
(In thousands)	Successor		Predecessor
Loss before income taxes:
United States	$(82,868)	$(125,281)	$(17,676)	$(15,320)
Foreign	(30,075)	(1,079)	(3,268)	5,346
Total	$(112,943)	$(126,360)	$(20,944)	$(9,974)
The provision for income taxes for the year ended December 31, 2023 (Successor Period), the period from July 28, 2022 to December 31, 2022 (Successor Period), the period from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) consisted of the following:

	Year ended December 31, 2023	Period from July 28 to December 31, 2022	Period from January 1 to July 27, 2022	Year ended December 31, 2021
(In thousands)	Successor		Predecessor
Current provision (benefit):
Federal	$12	$—	$—	$—
State	32	20	19	58
Foreign	2	—	4	170
	46	20	23	228
Deferred (income) expense:
Federal	(7,927)	(4,557)	38	7,597
State	906	(1,266)	52	1,777
Foreign	—	—	—	—
	(7,021)	(5,823)	90	9,374
Net income tax (benefit) provision	$(6,975)	$(5,803)	$113	$9,602

The components of income tax expense related to the following:

	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022	Year ended December 31, 2021
	Successor		Predecessor
Income tax benefit at Bailiwick of Jersey for Successor and Income tax benefit at Cayman Islands for Predecessor statutory rate	—%	—%	—%	—%
U.S./foreign tax rate differential	15.9%	20.7%	17.7%	30.5%
State income tax benefit, net of federal benefit	2.1%	2.4%	1.4%	1.8%
Permanent Items	(0.1)%	0.2%	(0.1)%	(0.2)%
Noncontrolling interest	(1.8%)	(1.1%)	0.0%	0.0%
Change in valuation allowance	(10.4%)	(6.1%)	(16.9%)	(141.0%)
Transaction bonuses	—%	—%	8.6%	—%
Transaction costs	—%	—%	(11.3)%	—%
PPP Loan forgiveness	—%	—%	—%	14.4%
True-Ups	—%	—%	—%	(1.8)%
Tax credits	—%	—%	—%	—%
Equity Compensation	0.5%	—%	—%	—%
Goodwill impairment	—%	(11.4)%	—%	—%
Total income tax (benefit) expense	6.2%	4.6%	(0.6)%	(96.3)%
As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As part of the Business Combination, the Company determined that there was sufficient positive evidence to conclude that it was more likely than not that additional deferred taxes would be realizable through the reversal of existing deferred tax liabilities listed below. It therefore reduced the valuation allowance accordingly. As of December 31, 2023 (Successor Period), a valuation allowance of $19.8 million has been provided for on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. If or when recognized, the tax benefits related to any reversal of valuation allowance will be accounted for as a reduction of income tax expense.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. The tax effects of temporary differences that give rise to portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period) are presented below:

	As of December 31, 2023	As of December 31, 2022
(In thousands)	Successor
Deferred tax assets:
Accrued interest to foreign related parties	$2,771	$1,660
Lease liability	2,222	2,434
Formation costs	1,421	1,509
Net operating losses	20,669	13,117
Inventory reserve	2,134	1,731
Other temporary differences	962	646
Accrued compensation	1,112	1,377
R&D tax credits	482	379
Non-deductible interest carryover	5,077	3,350
Below market contract	1,469	2,373
Capitalized research	2,811	2,538
Investment in Waldencast LP	9,059	3,466
Total deferred tax assets	50,189	34,580
Deferred tax liabilities:
Goodwill	(1,016)	(285)
Fixed asset basis	(92)	(370)
Lease asset	(1,015)	(2,025)
Intangibles	(43,543)	(46,206)
Total deferred tax liabilities	(45,666)	(48,886)
Net deferred tax (liabilities) assets	4,523	(14,306)
Less: valuation allowance	(19,752)	(7,944)
Net deferred tax liabilities	$(15,229)	$(22,250)

Net operating losses and tax credit carryforwards as of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period) were as follows:

	As of December 31, 2023		As of December 31, 2022
	Successor
(In thousands)	Amount	Expiration Year	Amount	Expiration Year
Net operating losses, federal	$75,142	Do Not Expire	$50,772	Do Not Expire
Net operating losses, state	$64,984	2039 - 2043	$39,366	2039-2042
Tax Credits, federal	$387	2039 - 2041	$283	2038-2039
Tax Credits, state	$121	Do Not Expire	$121	Do Not Expire
Net operating losses, Hong Kong	$375	Do Not Expire	$—
Net operating losses, Vietnam	$1,929	2028	$—
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
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations and comprehensive loss. There were no unrecognized tax benefits as of December 31, 2023 (Successor Period) or December 31, 2022 (Successor Period). The Company does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.
As of December 31, 2023, (Successor Period) there were no active taxing authority examinations in any of the Company's major tax jurisdictions. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2019 through 2023 (Successor Period).
For the tax years beginning on or after January 1, 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to currently deduct R&D expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the U.S. and 15 years for research activities performed outside the U.S. pursuant to IRC Section 174. Although Congress is considering legislation that would repeal or defer this capitalization and amortization requirement, it is not certain that this provision will be repealed or otherwise modified. If the requirement is not repealed or replaced, it will decrease our tax deduction for R&D expense in future years.
16. RELATED PARTY TRANSACTIONS
Waldencast
Subscription Agreement with PIPE Investors
In September 2023, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “2023 PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares (the “PIPE Shares”), in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million (the “2023 PIPE Investment”). The Subscription Agreements relating to approximately $68.0 million of proceeds were consummated in September 2023, with the remaining approximately $2.0 million of proceeds related to the closing of the Subscription Agreements in November 2023, following receipt of regulatory approvals (the “2023 PIPE Closings” and the date on which such Closing occurred, the “PIPE Closing Date”).” No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
Indemnification Agreements
The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from an indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.
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
Administrative Services Agreement
Waldencast entered into an agreement whereby, commencing on March 15, 2021, through the earlier of the consummation of a business combination or a liquidation, Waldencast agreed to pay the Sponsor a monthly fee of $10,000 for office space, administrative, financial and support services. Waldencast incurred approximately $65,000 in administrative expenses under the agreement through the Closing Date, but ceased to incur these fees following the completion of the Business Combination. As of December 31, 2023 (Successor Period) and December 31, 2022 (Successor Period), the Company had less than $0.1 million and $0.4 million, respectively, in related party accounts payable in consolidated balance sheets. The Company ceased to incur these fees following the completion of the Business Combination.
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
Waiver and Agreement
In connection with the consummation of the Business Combination, the Company waived certain provisions as contemplated by the Letter Agreement, dated March 15, 2021, between the initial shareholders of Waldencast Acquisition Corp. and Waldencast (the “Letter Agreement”) and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-Up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Business Combination. In connection with such Waiver, the Company entered into that certain Waiver and Agreement, dated as of July 25, 2022, with Burwell (the “Waiver and Agreement”), to permit a pledge by Burwell of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance Burwell’s payment obligations under the Sponsor FPA in connection with the closing of the Business Combination. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement. We also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).
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
Under the IP License Agreement, the Company exclusively licenses intellectual property relating to the Obagi brand to the Obagi China Business, and the Company retains the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business pays the Company a royalty on gross sales of licensed products. During the year ended December 31, 2023 (Successor Period) net revenue generated from related party royalties was $0.3 million. During the period from July 28 to December 31, 2022 (Successor Period) net revenue generated from related party royalties was $0.2 million.
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. The Company anticipates it will continue supplying the Obagi China Business with products at an agreed-upon markup, net of agreed-upon discounts as applicable until the Obagi China Business has been added as a party to Obagi’s CMO agreements, at which time it will then order directly from the CMOs. During the year ended December 31, 2023 (Successor Period) net revenue generated from supplying products to the Obagi China Business was $5.6 million and the related cost of goods sold was $1.7 million. During the period from July 28 to December 31, 2022 (Successor Period) net revenue generated from supplying products to the Obagi China Business was $17.0 million and the related cost of goods sold was $5.1 million.

As of December 31, 2023 (Successor Period), the Company had $1.1 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet. As of December 31, 2022 (Successor Period), the Company had $0.3 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet.
Under the Transition Services Agreement, the Company provided Obagi Hong Kong and its affiliates certain transition services to enable them to conduct the Obagi China Business as a going concern in the China Region. The transition services were provided for an initial term of up to twelve (12) months, with an option for Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain R&D services. Obagi Hong Kong did not elect to extend the services and as a result the Transition Services Agreement expired on July 27, 2023. Services under the agreement were to be charged at the reasonable, fully-loaded costs of providing the services, but such services were to be provided at no charge for a certain period of time or up to a specified dollar value of services (the “Threshold Amount”). The Company determined that the Threshold Amount may be applied towards a combination of the Company’s services or inventory purchases made by the Obagi China Business under the Supply Agreement. Due to the fact that the Threshold Amount had not been reached at the time of expiration, the Company received no fees from the Obagi China Business during the year ended December 31, 2023 (Successor Period) or the period ended December 31, 2022 (Successor Period).
Transactions with Waldencast Ventures LP
Waldencast Ventures LP is a shareholder of the Company and is controlled by Michel Brousset. The Company reimbursed Waldencast Ventures LP with respect to salary and other costs relating to Michel Brousset and Hind Sebti incurred by Waldencast Ventures LP in 2022 following the Business Combination as well as a portion of rent related to the Company’s London offices. For the year-ended December 31, 2023 (Successor Period) the total amount reimbursed was $0.3 million.
Milk
Milk subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA on a month-to-month basis. Milk primarily uses these facilities for corporate offices and as an in-house studio. Milk also receives certain services from an employee of Milk Studios. During the year ended December 31, 2023 (Successor Period), the Company incurred administrative fees of $0.3 million in connection with the sublease and services, which is recorded in SG&A expenses in consolidated statements of operations and comprehensive loss. During the period from July 28 to December 31, 2022 (Successor Period), the Company incurred administrative fees of $0.1 million, which is recorded in SG&A expenses in consolidated statements of operations and comprehensive loss.
One of the cofounders of Milk Makeup and a shareholder of the Company is party to an influencer agreement with Milk Makeup pursuant to which she provides certain brand services to Milk Makeup. Milk incurred $0.1 million in fees pursuant to this agreement during the year-ended December 31, 2023 (Successor Period).
17. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
Purchase commitments represent unconditional purchase obligations to purchase goods or services, primarily inventory, that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction.
The Company has entered into a certain development and production agreement with a third-party vendor in which the Company is committed to purchase from the vendor certain units of Skintrinsiq devices totaling $5.7 million. As of December 31, 2023 (Successor Period), the Company’s associated future minimum payment was $1.0 million over the next 12-18 months.
The Company has entered into an unconditional purchase order with third-party product manufacturers for the delivery of inventory in which the Company is committed to purchase from the manufacturers certain product inventory. As of

December 31, 2023 (Successor Period), the Company’s associated future minimum payment was $10.6 million over the next 12 months.
Legal Proceedings
Except for the SEC investigation described below, the Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company, which if adversely determined could have a material adverse impact on the Company.
SEC Investigation
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
18. SEGMENT REPORTING
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
The accounting policies of the segments are the same as those described in “Note 2, Summary of Significant Accounting Policies.”

The following is a reconciliation of financial measures of the Company’s segments to the consolidated totals:

	Year ended December 31, 2023			Period from July 28 to December 31, 2022
	Successor			Successor
(In thousands)	Obagi Skincare	Milk Makeup	Total	Obagi Skincare	Milk Makeup	Total

Net revenue	$117,651	$100,487	$218,138	$61,090	$31,283	$92,373
Cost of goods sold	41,069	35,492	76,561	44,973	15,684	60,657
Gross profit	$76,582	$64,995	$141,577	$16,117	$15,599	$31,716

The Company evaluates the performance of its reportable segments based on segment gross profit. Segment gross profit is segment revenue less segment cost of goods sold.
The following table reconciles segment gross profit to net income (loss) before income taxes for the year ended December 31, 2023 (Successor Period):

	Year ended December 31, 2023	Period from July 28 to December 31, 2022
(In thousands)	Successor

Gross profit	$141,577	$31,716
Selling, general and administrative	220,313	88,926
Research and development	3,195	1,796
Loss on impairment of goodwill	—	68,715
Interest expense, net	18,906	6,230
Change in fair value of derivative warrant liabilities	10,337	(6,793)
Other expenses (income), net	1,769	(798)
Loss before income taxes	$(112,943)	$(126,360)
Income tax (benefit) expense	(6,975)	(5,803)
Net loss	$(105,968)	$(120,557)
The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented. All of the Company’s and the Predecessor’s long-lived assets are located in the U.S.
19. EMPLOYEE BENEFIT PLAN
The Company sponsors a Section 401(k) retirement plan and pension plans for employees in the U.S. and the United Kingdom. During the year ended December 31, 2023 (Successor Period), the from July 28, 2022 to December 31, 2022 (Successor Period), and the from January 1, 2022 to July 27, 2022 (Predecessor Period), and the year ended December 31, 2021 (Predecessor Period) the Company’s contributions to the plan were $1.2 million, $0.3 million, $0.4 million, and $0.6 million, respectively.
20. SUBSEQUENT EVENTS
Credit Agreement

On April 26, 2024, the Borrower, Waldencast Partners LP, JPMorgan and the required lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5 million in the aggregate to $45 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment.
21. SUCCESSOR CONDENSED FINANCIAL INFORMATION OF WALDENCAST PLC (PARENT COMPANY ONLY)
The parent company financial statements for Waldencast Plc should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of its subsidiaries’ net assets (similar to presenting them on the equity method). Waldencast plc has no material operations of its own and conducts substantially all of its activities through its wholly owned subsidiaries. Waldencast plc has no significant assets or liabilities other than derivative warrant liabilities and cash, most expenditures paid by Waldencast plc are allocated to its subsidiaries. Waldencast Finco Limited, a wholly-owned indirect subsidiary of Waldencast plc, is the borrower under the 2022 Credit Agreement. The terms and conditions of the 2022 Credit Agreement (see Note 7 for definition) limit the ability of Waldencast plc’s wholly owned subsidiaries to make certain distributions or dividends, subject to a number of enumerated exceptions. Due to the aforementioned restrictions, substantially all of the Successor period net assets of Waldencast Plc’s subsidiaries are restricted. Since the restricted net assets of consolidated subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

The following condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Waldencast plc’s investment in its subsidiaries is presented under the equity method of accounting.

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED BALANCE SHEET
(In thousands of U.S. dollars, except share and per share data)
	As of December 31, 2023	As of December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$419	$3,215
Intercompany receivable	51,964	—
Total current assets	52,383	3,215
Investment in subsidiary	745,537	823,936
TOTAL ASSETS	$797,920	$827,151

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Intercompany payables	—	8,942
Derivative warrant liabilities	28,647	18,311
TOTAL LIABILITIES	28,647	27,253

SHAREHOLDERS’ EQUITY:
Successor Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 101,228,857 and 86,460,560 outstanding as of December 31, 2023 and December 31, 2022, respectively	9	8
Successor Class B ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 20,847,553 and 21,104,225 outstanding as of December 31, 2023 and December 31, 2022, respectively	2	2
Additional paid-in capital	871,527	796,038
Accumulated deficit	(246,761)	(156,780)
Accumulated other comprehensive loss	(151)	(29)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	624,626	639,239
Noncontrolling Interest	144,647	160,659
TOTAL SHAREHOLDERS’ EQUITY	769,273	799,898
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$797,920	$827,151

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)
	Year ended December 31, 2023	For the period from July 28 to December 31, 2022
Net revenue	$—	$—
Selling, general and administrative	1,259	—
Total operating loss	(1,259)	—
Other expense (income):
Interest expense, net	(14)	19
Change in fair value of derivative warrant liabilities	10,337	6,793
(Loss) income before income taxes	(11,582)	6,812
Income tax benefit	—	—
(Loss) income before equity in undistributed earnings of subsidiaries	(11,582)	6,812
Equity in undistributed earnings of subsidiaries	(78,399)	(102,379)
Net loss	(89,981)	(95,567)
Other comprehensive loss — foreign currency translation adjustments, net of tax	(122)	(29)
Comprehensive loss	$(90,103)	$(95,596)

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED STATEMENT OF CASH FLOW
(In thousands of U.S. dollars)
	Year ended December 31, 2023	Period from July 28 to December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(89,981)	$(95,567)
Adjustments to reconcile net loss to net cash
Cash (used in) provided by operating activities:
Equity in income of subsidiaries	78,399	102,379
Change in fair value of derivative warrant liabilities	10,337	(6,793)
Net cash (used in) provided by operating activities	(1,245)	19
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from trust	—	6,400
Net cash provided by investing activities	—	6,400
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PIPE investments	70,000	—
Payment of PIPE transaction costs	(1,069)	—
Tax withholding	(1,204)	—
Transfers from subsidiaries	30,575	6,000
Transfers to subsidiaries	(66,250)	(300)
Expenses paid on behalf of subsidiaries	(33,603)	(8,982)
Net cash used in financing activities	(1,551)	(3,282)
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,796)	3,137
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	3,215	78
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$419	$3,215

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
C.Material Contracts
Material Contracts Relating to Waldencast Plc’s Operations
Credit Facility
In June 2022, we entered into the 2022 Credit Agreement by and among Borrower, Parent Guarantor, the Lenders and the Administrative Agent. The 2022 Credit Agreement provides us with access to the Term Loan of $175.0 million, the Revolving Credit Facility with a current borrowing capacity of up to $45.0 million, of which an aggregate principal amount of up to $7.5 million may be available, at the Borrower’s option to be drawn in the form of letters credit (collectively, the “2022 Credit Facilities”).

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

In August 2023, the Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver certain financial information and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.

In September 2023, the Borrower and Waldencast Partners LP entered into the second amendment and waiver to the 2022 Credit Agreement (the “Second Amendment”) with JPMorgan and the required Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver certain financial information and related reports, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The Borrower subsequently delivered all of the outstanding financial information and related reports referred to above. The Second Amendment also (i) included additional restrictions on the Borrower’s, Waldencast Partners LP's and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment (the period until such date, the “Covenant Relief Period”).

On April 26, 2024, the Borrower, Waldencast Partners LP, JPMorgan and the required lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5 million in the aggregate to $45 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment. The foregoing descriptions of the 2022 Credit Agreement (as amended by the Third Amendment) and the Third Amendment are qualified in its entirety by reference to the full and complete terms thereof and are attached as Exhibit 4.17 to this Report and is incorporated herein by reference. As of the date of the issuance of these financial statements and after giving effect to the Third Amendment, the Company was in compliance with all financial covenants.
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
Borrowings under the 2022 Credit Facilities will accrue interest at a rate per annum equal to, at Borrower’s option, the Alternate Base Rate or the Adjusted Term SOFR Rate (each, as defined in the 2022 Credit Agreement) plus an applicable margin of 2.50% for Alternate Base Rate borrowings and 3.50% plus 0.1% for Adjusted Term SOFR Rate borrowings. Borrowings under the 2022 Revolving Credit Facility may be prepaid without premium or penalty, subject to applicable notice requirements and the payment of customary “breakage” costs.
Obligations under the 2022 Credit Agreement are (i) guaranteed by certain existing and future subsidiaries of Waldencast plc and (ii) secured by a first priority lien on substantially all of the assets of Waldencast LP, the Borrower and the subsidiary guarantors, in the case of each of clauses (i) and (ii) above, subject to customary exceptions and limitations.

The 2022 Credit Agreement contains customary representations and warranties, affirmative covenants and events of default and also contains customary negative covenants including, among other things, limitations on the ability of Waldencast LP, Borrower and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates and enter into sale and leaseback transactions. Further, the Waivers described above, the Second Amendment and the Third Amendment (i) provided additional restrictions on the Borrower’s, Parent Guarantor’s and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $10 million, which is certified on a monthly basis and (iii) introduced additional financial reporting obligations, in each case until the earlier of December 31, 2024 or such earlier time that the Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment (the period to and including such date, the “Covenant Relief Period”). Additionally, the 2022 Credit Agreement requires Parent Guarantor, the Borrower and certain of their subsidiaries to comply with specified financial covenants, including maintaining (i) a maximum Total Leverage Ratio of (a) during the Covenant Relief Period, 8.00 to 1.00, which steps down over time to 4.00 to 1.00 and (b) upon and after the termination of the Covenant Relief Period, 3.75 to 1.00 and (ii) a minimum Interest Coverage Ratio of (a) during the Covenant Relief Period, 1.25 to 1.00, which steps up over time to 2.50 to 1.00, and (b) upon and after the termination of the Covenant Relief Period, 3.00 to 1.00 (each, as defined in the 2022 Credit Agreement). The foregoing descriptions of the 2022 Credit Agreement, the First Amendment, the Second Amendment, the Third Amendment and the Waivers are qualified in its entirety by reference to the full and complete terms thereof and are attached as Exhibit 4.11, Exhibit 4.13, and Exhibit 4.17, respectively, to this Report and is incorporated herein by reference.
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
Concurrently with the execution of the Transaction Agreements, we entered into Subscription Agreements, executed on or prior to November 14, 2021, pursuant to which the investors (the “Initial PIPE Investors”) agreed to purchase, in the aggregate, 10,500,000 Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. The Transaction Agreements provided that we could enter into additional subscription agreements with investors to participate in the purchase of our shares after November 15, 2021 but prior to the Closing Date. On June 14, 2022, we entered into Subscription Agreements with additional investors on the same terms as the Initial PIPE Investors, pursuant to which such investors agreed to acquire an aggregate of 800,000 shares of Class A ordinary shares for an aggregate purchase price equal to $8.0 million. On July 15, 2022, we entered additional Subscription Agreements on the same terms as the Initial PIPE Investors, pursuant to which such investors subscribed for 500,000 Class A ordinary shares for an aggregate purchase price equal to $5.0 million (collectively, the “PIPE Investments”). The foregoing description of the Subscription Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibits 4.3 to this Report and the terms of which are incorporated by reference herein.
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
Following the expiration of any applicable lock-up period, each holder of the Waldencast LP Unit (other than Holdco 1) is entitled at any time, to cause Waldencast LP to redeem (each, a “Unit Redemption”), all or a portion of its Waldencast LP Units, in which case, we may at our option, acquire such Waldencast LP Units in exchange for cash or new Waldencast plc Class A ordinary shares on a one-for-one basis. In connection with any Unit Redemption, a number of Waldencast plc Class B ordinary shares equal to the number of redeemed Waldencast LP Units will be surrendered and canceled. Once the Milk Members have caused Unit Redemptions to have occurred that cause the aggregate Waldencast LP Units held by the Milk Members to be equal to or less than 20% of the total Waldencast LP Units held by the Milk Members as of the Closing Date of the Milk Transaction, Waldencast LP will have the right to acquire all or a portion of the remaining Waldencast LP Units that remain outstanding in exchange for cash or Waldencast plc Class A ordinary shares on a one-for-one basis, at Waldencast LP’s sole discretion, subject to certain limitations set forth in the Amended and Restated Waldencast Partners LP Agreement.
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
If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we could be subject to liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax. If Holdco 1 were to be disregarded, or we were otherwise to be treated as a direct partner in Waldencast LP, dividend payments by us could be treated as wholly or partially U.S.-source for foreign tax credit and other U.S. federal income tax purposes even if we are treated as a non-U.S. corporation under Section 7874 of the Code.
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
Although WAC likely met the PFIC income or asset tests for the Start-Up Year, the start-up exception is expected to apply to prevent such entity from being treated as a PFIC for the taxable year ending on December 31, 2021 (the “Start-Up Year”) provided that the combined company did not meet either test in the two subsequent taxable years. Based on the timing of the Business Combination and the assets and income of the combined company, we do not believe we met either test for our taxable year ended December 31, 2022 (Successor Period) or December 31, 2023 (Successor Period), and do not expect to meet either test in the foreseeable future. However, because PFIC status is an annual factual determination, we may become a PFIC in future if the composition of our income or assets, or the market price of our Class A ordinary shares, were to change. Accordingly, there can be no assurance with respect to the PFIC status of Waldencast for the current taxable year or any future taxable year.
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
The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including The

Nasdaq Capital Market. If our Class A ordinary shares are delisted from The Nasdaq Capital Market (and are not otherwise regularly traded on another national securities exchange that is registered with the SEC), our Class A ordinary shares would generally not be treated as “marketable stock” for such purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our Class A ordinary shares. Any mark-to-market election that is otherwise in effect with respect to our Class A ordinary shares at the time that they are delisted would generally terminate automatically, effective as of the beginning of the U.S. Holder’s taxable year in which the delisting occurs. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of WAC Class A ordinary shares or the Class A ordinary shares under their particular circumstances, as well as regarding any mark-to-market elections previously made with respect to WAC Class A ordinary shares or our Class A ordinary shares.
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Warrants
As of December 31, 2023 (Successor Period) there were 11,499,950 warrants that had been issued in our initial public offering outstanding (the “Public Warrants”). The Public Warrants entitle the holder to purchase one Waldencast plc Class A ordinary share at an exercise price of $11.50 per share. The Public Warrants will expire on July 27, 2027 (i.e., five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms. As of December 31, 2023 (Successor Period) there were also 18,033,332 private placement warrants held by Beauty Ventures, Burwell as trustee of Burwell, and Zeno Investment Master Fund. The private placements warrants are identical to the Public Warrants in all material respects.

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
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023 (Successor Period) (the end of the period covered by this Report). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2023 (Successor Period) were not effective because of material weaknesses in internal control over financial reporting as described below.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023 (Successor Period), due to the material weaknesses in our internal control over financial reporting described below.
Material Weaknesses
A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported in the Company’s Annual Report on Form 20-F as filed with the SEC on January 16, 2024, and due to the restatements of the periods of December 31, 2020 (Predecessor Period) and 2021 (Predecessor Period) management of the Company had identified material weaknesses primarily related to controls around the accounting process. As described below under “Remediation Plan,” we continue to enhance our processes and procedures to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our remediation efforts regarding this material weakness remain ongoing.
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
Remediation Plan and Status
Management has been actively engaged in remediation efforts to address the material weaknesses identified above. We have been making enhancements to our control environment throughout 2023 and to date by improving oversight, communication of expectations and emphasizing the importance of internal controls. In addition, we made improvements to the level of detail in our risk assessment including the linkage between risks and internal controls. We plan to continue improving upon the design of our internal controls over financial reporting and the timeliness of those procedures during the calendar year-ended December 31, 2024 and beyond. We have made progress towards addressing the material weaknesses by implementing processes to better identify, document, and assess systems and information used when performing internal controls, including the enhancement of established accounting policies, procedures and controls. The remediation efforts also include:
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
In addition to the above, during fiscal year-ended December 31, 2023 (Successor Period), the Company also (1) hired a new seasoned executive leadership team at Obagi including a new President, Chief Financial Officer and Chief Marketing Officer (2) reinforced the senior leadership team based in Southeast Asia with the appointment of a new President and Chief Financial Officer and (3) reinforced its legal and finance functions by hiring a new General Counsel and Senior Vice President of Accounting. Management continues to be closely involved in monitoring the Obagi segment of the business.
While we had begun implementing the activities noted above, management has concluded that the material weaknesses were not remediated as of December 31, 2023 (Successor Period).

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
D. Changes in Internal Control over Financial Reporting
Other than as described above and under “Remediation Plan,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year-ended December 31, 2023 (Successor Period), which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the Successor Period (July 28, 2022 to December 31, 2023), Deloitte & Touche LLP (“Deloitte”) has served as the Company’s independent registered public accounting firm. For the Predecessor Periods, Deloitte served as Obagi’s independent registered public accounting firm. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte for each of the periods presented.

	Successor (Waldencast)		Predecessor (Obagi)
(In thousands)	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	From January 1, 2022 to July 27, 2022	Year ended December 31, 2021
Audit fees (1)	$2,866	$950	$513	$187
Audit-related fees	—	380	1,089	706
Tax fees (2)	459	179	136	273
Total fees	$3,325	$1,509	$1,738	$1,166
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None/not applicable.
ITEM 16J. INSIDER TRADING POLICY
We have adopted an Insider Trading Policy that applies to all directors, officers and employees of Waldencast and (a) their spouses, minor children, adult family members sharing the same house, and (b) any other person or entity over whom a person subject to the policy has substantial influence or control when it relates to decisions to purchase or sell securities. The Insider Trading Policy, which applies to any purchases and sales of our securities (including ordinary shares, warrants, shares issued under stock options, RSUs or other equity awards, and if we ever issue them preferred shares, bonds or debt securities or convertible debentures and warrants) is designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. The foregoing description of the Insider Trading Policy is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4.15 to this Report and the terms of which are incorporated by reference herein.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We regularly assess risks from cybersecurity threats; monitor our information systems for potential vulnerabilities; and review our cybersecurity policies, processes, and practices. To protect our information systems from cybersecurity threats, we use a suite of security and business continuity tools that are designed to help us proactively identify, monitor, escalate, investigate, resolve, and recover from security incidents in a timely manner. Our cybersecurity training and testing program ensures awareness and knowledge of cybersecurity best practices purvey all departments. Our Information Technology Department in connection with management and legal assesses risks based on probability and potential impact to key business systems and processes. To optimize our cybersecurity risk management, we actively collaborate with external consultants who bring expertise in tools and strategies.
Cybersecurity threats have not materially affected our Company to date, including our business strategy, results of operations, or financial condition. We do not believe that cybersecurity threats resulting from any previous cybersecurity incidents of which we are aware are reasonably likely to materially affect our Company. Refer to the risk factor captioned “We are dependent on information technology systems and infrastructure; if we, or the third parties we rely on, fail to protect sensitive information of our consumers and information technology systems against security breaches, it could damage our reputation and brand and substantially harm our business” in Part I, Item 3. "Risk Factors" for additional description of cybersecurity risks and potential related impacts on our Company.
Governance
Our board of directors oversees our risk management process, including as it pertains to cybersecurity risks, directly and through its committees. The Audit Committee of the board oversees our risk management program, which focuses on the most significant risks we face. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats.
We take a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents.

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

2.4	Amendment to Warrant Agreement, dated as of December 1, 2022, by and among Waldencast plc, Continental Stock Transfer & Trust Company, and American Stock Transfer & Trust Company, LLC.

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

4.4
Amended and Restated Registration Rights Agreement, by and among the Company, the Sponsor, certain former shareholders of Obagi and certain former members of Milk (incorporated by reference to Exhibit 4.8 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.5	Waldencast plc 2022 Incentive Award Plan (incorporated by reference to Exhibit 4.9 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.6*	Form of Indemnification Agreement between Waldencast and each of its executive officers and directors.

4.7
Forward Purchase Agreement, dated February 22, 2021, by and among the Company, the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (Reg. No. 333-253370), filed with the SEC on February 22, 2021).

4.8
Forward Purchase Agreement, dated March 1, 2021, between the Company and Beauty Ventures (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-253370), filed with the SEC on March 1, 2021).

4.9
Assignment, Assumption and Joinder Agreement to the Forward Purchase Agreement, dated December 20, 2021, between the Sponsor and Burwell Mountain Trust (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on December 22, 2021).

4.10
Investor Rights Agreement, by and among the Company, Cedarwalk Skincare Ltd., the Sponsor and CWC Skincare Ltd., the guarantor of Cedarwalk Skincare Ltd.’s obligations thereunder (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (Reg No. 333-262692), filed with the SEC on February 14, 2022.

4.11
Credit Agreement, dated June 24, 2022, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.31 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.12
Waiver and Agreement, dated as of July 25, 2022, by and between Waldencast Acquisition Corp. and Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust (incorporated by reference to Exhibit 4.32 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

4.13
Second Amendment and Waiver to the Credit Agreement, dated September 15, 2023, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on September 18, 2023).

4.14
Form of Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on September 18, 2023).

4.15	Insider Trading Policy

4.16	Waldencast plc 2022 Inducement Incentive Award Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (Reg. No. 333-268108), filed with the SEC on November 1, 2022).

4.17*
Third Amendment to the Credit Agreement, dated April 26, 2024, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent

8.1*	Subsidiaries of Waldencast plc.

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

97.1*	Waldencast plc Supplemental Executive Officer Clawback Policy

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded as Inline XBRL and contained in Exhibit 101).

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

WALDENCAST PLC

April 30, 2024	By:	/s/ Manuel Manfredi
Name: Manuel Manfredi
Title: Chief Financial Officer and Principal Financial Officer