Form 20-F/A
period 2023-12-31
Waldencast plc
filed 2024-11-20
CIK 1840199

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
81 Fulham Road
London SW3 6
United Kingdom
(917) 546-6828
(Address of principal executive offices)
Michel Brousset
Chief Executive Officer
81 Fulham Road
London, SW3 6
United Kingdom
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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE
Waldencast plc is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (the “Original Filing”). This Amendment is being filed for the purposes of correcting the certifications of its Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(a), filed as Exhibits 12.1 and 12.2 to the Original Filing, each of which inadvertently omitted language in the introductory portion of paragraph 4 as well as paragraph 4(b). Except as otherwise expressly noted, this Amendment does not modify or update in any way (i) the consolidated financial position, the results of operations or cash flows of Waldencast plc, or (ii) the disclosures in or exhibits to the Original Filing; nor does it reflect events occurring after the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and Waldencast plc’s other filings made with the SEC subsequent to the Original Filing.
ITEM 19. EXHIBITS
EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
104	Cover Page Interactive Data File (embedded within the inline XBRL document)
*Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

WALDENCAST PLC

November 20, 2024	By:	/s/ Manuel Manfredi
Name: Manuel Manfredi
Title: Chief Financial Officer and Principal Financial Officer