Form 20-F
period 2024-12-31
Waldencast plc
filed 2025-03-20
CIK 1840199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2024
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
81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive offices)
Michel Brousset
Chief Executive Officer
London, SW3 6RD
United Kingdom
+44 (0)20 3196 0264
Legal@Waldencast.com
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
On December 31, 2024, the issuer had 122,692,968 ordinary shares outstanding, consisting of 112,026,440 Waldencast plc Class A ordinary shares, par value $0.0001 per share, and 10,666,528 Waldencast plc Class B ordinary shares, par value $0.0001 per share.
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
Waldencast plc (“Waldencast”) publishes consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements responsive to Item 18 of this Annual Report filed on Form 20-F (including information incorporated by reference herein, this “Report”) with the U.S. Securities and Exchange Commission (“SEC”) are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).
Unless the context requires otherwise, the words “we,” “our,” “us,” “Company,” “Waldencast” and similar words or phrases in this Report refer to Waldencast plc (formerly known as Waldencast Acquisition Corp.), a public limited company incorporated under the laws of the Bailiwick of Jersey (“Jersey”), and its consolidated subsidiaries, including, but not limited to, Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively, “Milk”), which Waldencast acquired on July 27, 2022 (the “Closing Date”), as more fully described in “Item 4. Information on the Company” and “Item 10. Additional Information—C. Material Contracts” in this Report (the “Business Combination”).
In accounting for the Business Combination, Waldencast was deemed to be the accounting acquirer, and Obagi was deemed to be the predecessor entity for purposes of financial reporting. As a result, when reading our financial statements and information about historical financial results in this Report, you should note there is a clear division between the predecessor periods that include financial statements up to the Closing Date (the “Predecessor Period(s)”), and successor periods that include all periods after the close of the Business Combination (the “Successor Periods”). The predecessor and successor results shown are not comparable, as the Predecessor Periods include only the financial statements of Obagi (which prior to the Business Combination also included its business in the China Region (as defined below), which was not acquired by Waldencast) and the Successor Periods include the consolidated financial statements of Waldencast, which also include Obagi and Milk. The Successor Periods reflect that since the Closing Date, we have organized our business into two reporting units - the business of Obagi, which we refer to as our “Obagi® Medical” reporting unit and the business of Milk, which we refer to as our “Milk Makeup™” reporting unit.
In this Report, in addition to the terms already defined above, unless stated or the context suggests otherwise, all references to:
•“2022 Credit Agreement” means the Credit Agreement, dated as of June 24, 2022, by and among the 2022 Credit Agreement Borrower, the 2022 Credit Agreement Parent Guarantor, the 2022 Credit Agreement Lenders and the 2022 Credit Agreement Administrative Agent, as amended, restated or otherwise modified from time to time;
•“2022 Credit Agreement Administrative Agent” means JPMorgan Chase Bank, N.A. in its capacity as the administrative agent under the 2022 Credit Agreement;
•“2022 Credit Agreement Borrower” means Waldencast Finco Limited, a wholly-owned subsidiary of Waldencast incorporated under the laws of Jersey;
•“2022 Credit Agreement Lenders” means the lenders party to the 2022 Credit Agreement;
•“2022 Credit Agreement Parent Guarantor” means Waldencast LP in its capacity as parent guarantor under the 2022 Credit Agreement;
•“2023 PIPE Investment” means the subscription agreements with certain investors for the issuance and sale of 14,000,000 Class A ordinary shares in a private placement to (i) one stakeholder of Beauty Ventures LLC, which is a beneficial owner of 21.6% of our Class A ordinary shares (ii) certain other existing equityholders, who qualified as accredited investors, including certain members of the Sponsor, and (iii) Michel Brousset, Waldencast’s founder and Chief Executive Officer, and Hind Sebti, founder and Chief Growth Officer, at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70 million;
•“2025 Credit Agreement” means the Credit Agreement, dated as of March 18, 2025, by and among the 2025 Credit Agreement Borrower, the 2025 Credit Agreement Parent Guarantor, the 2025 Credit Agreement Lenders and the 2025 Credit Agreement Administrative Agent, as amended, restated or otherwise modified from time to time;
•“2025 Credit Agreement Administrative Agent” means TCW Asset Management Company LLC. in its capacity as the administrative agent under the 2025 Credit Agreement;
•“2025 Credit Agreement Borrowers” means Milk Makeup LLC, a Delaware limited liability company, and Obagi Cosmeceuticals LLC, a Delaware limited liability company;
•“2025 Credit Agreement Lenders” means the lenders party to the 2025 Credit Agreement;

•“2025 Credit Agreement Parent Guarantor” means Waldencast in its capacity as parent guarantor under the 2025 Credit Agreement;
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
•“Board” means the board of directors of Waldencast;
•“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act;
•“Cedarwalk” means Cedarwalk Skincare Ltd.
•“Class A ordinary shares” means our Class A ordinary shares, par value $0.0001 per share;
•“Class B ordinary shares” means our Class B ordinary shares, par value $0.0001 per share;
•“cGMP” means current Good Manufacturing Practice regulations enforced by the FDA;
•“China Region” means the People’s Republic of China (the “PRC”), including the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
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
•“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•“FDA” means the U.S. Food and Drug Administration;
•“FDCA” means the Federal Food, Drug, and Cosmetic Act;
•“Holdco 1” means Obagi Holdco 1 Limited, a private limited company incorporated under the laws of Jersey and a wholly-owned subsidiary of Waldencast;
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
•“Nasdaq” means The Nasdaq Stock Market LLC;
•“Obagi China Business” means all sales of Obagi products in the China Region prior to the Business Combination;
•“Obagi Merger Agreement” means the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Merger Sub and Obagi;
•“Obagi Vietnam” means Obagi Vietnam Import Export Trading MTV Company Limited.
•“Ordinary Shares” means our Class A ordinary shares and Class B ordinary shares, collectively;
•“Person” means any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
•“PIPE Subscription Agreements” means, collectively, the deSPAC Subscription Agreements and the 2023 Subscription Agreements;

•“SA Distributor” means Southeast Asia Distributor, a former distributor of Obagi, then responsible for distribution within Vietnam, South Korea, and other regions of Southeast Asia;
•“Securities Act” means the Securities Act of 1933, as amended;
•“Sponsor” means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company;
•“United States dollars,” “U.S. dollars,” “USD” or “$” are to the lawful currency of the U.S.;
•“Waldencast LP” means Waldencast Partners LP, a Cayman Islands exempted limited partnership and indirect subsidiary of Waldencast; and
•“Waldencast Purchasers” means Holdco 1 and Waldencast LP.
All product and/or brand names, whether designated by notice (®/™) or not, are trademarks of Waldencast and/or its affiliates. This Report also contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
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
•the impact of adverse economic conditions in the United States or other key markets, which could negatively affect our business, financial condition, and results of operations;
•our ability to manage expenses, our liquidity and our investments in working capital;
•any failure to obtain governmental and regulatory approvals related to our business and products;
•risks related to our Class A ordinary shares and warrants, including continued price volatility;
•the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations;
•the impact of any disruptions in our operations, including supply chain interruptions, as a result of trade disputes, inflation or increases in interest rates;
•our ability to raise additional capital or complete desired acquisitions;
•our ability to comply with financial covenants imposed by the 2025 Credit Agreement and the impact of debt service obligations and restrictive debt covenants;
•the impact of any unfavorable publicity on our business or products;
•our ability to implement our strategic initiatives and continue to innovate Obagi’s and Milk’s existing products and anticipate and respond to market trends and changes in consumer preferences;
•our dependence on a limited number of retailers for a significant portion of our net sales, with the loss of or challenges faced by these retailers potentially adversely affecting our results of operations;
•changes in future exchange or interest rates or credit ratings, changes in tax laws, regulations, rates and policies;
•our ability to retain the listing of our securities on Nasdaq and our ability to meet Nasdaq’s continued listing standards, including the Periodic Filing Rule (as defined in “Item 3. Key Information—D. Risk Factors”) during the one-year panel monitor period; and
•other risks and uncertainties described from time to time in our filings with the SEC.
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
RISK FACTORS
In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky, in addition to the other information in this Report. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation (including the commercial reputation of our products), prospects, product pipeline and sales, operating and financial results, financial condition, cashflows, liquidity and share price. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.
SUMMARY OF KEY RISKS
1.Risks Related to Internal Controls and Financial Reporting
We are subject to an ongoing SEC investigation related to the restatement of our financial results and material weaknesses in our internal controls, which may result in litigation, regulatory penalties, increased costs, and reputational harm. Additionally, we have identified material weaknesses in internal control over financial reporting, which could impact the accuracy and timeliness of our financial disclosures. While remediation efforts are underway, failure to fully address these issues may affect investor confidence, lead to further regulatory scrutiny, and negatively impact our business, financial condition, and ability to raise capital.
2.Risks Related to Growth Strategy and Investment Decisions
Our growth strategy involves significant investments in innovation, marketing, geographic expansion, and partnerships, but there is no guarantee these initiatives will succeed or yield the expected benefits. Challenges such as unmet consumer preferences, regulatory hurdles, operational strain, and unsuccessful expansions or partnerships could negatively impact our financial performance, growth, and shareholder value.
3.Risks Related to Cash Flow and Liquidity
Maintaining adequate cash flow and profitability is crucial for sustaining operations, meeting obligations, and funding growth, but challenges such as declining sales, loss of key customers, increased competition, or rising costs could weaken financial stability and limit strategic investments. Failure to effectively manage cash flow, comply with debt covenants, or offset elevated costs may lead to defaults, reduced market competitiveness, and adverse impacts on financial performance, investor confidence, and long-term business prospects.
4.Risks of Conducting International Business
Operating in international markets exposes us to risks such as economic instability, currency fluctuations, trade restrictions, and varying regulatory environments, which can increase costs and impact market access. Failure to navigate these challenges, including adapting to local conditions or managing geopolitical tensions, could disrupt operations, reduce profitability, and hinder our ability to grow internationally.
5.Risks Related to Global Economic, Geopolitical, Social and Emerging Conditions
Global economic, political, and social conditions, including inflation, recessions, trade restrictions, and geopolitical tensions, pose risks to our operations, potentially reducing consumer spending and disrupting supply chains. Failure to manage these challenges effectively could lead to increased costs, reduced revenues, and operational disruptions, adversely affecting our financial performance and growth prospects.
6.Legal Risks and Risks Related to Litigation
We face litigation risks, including product liability claims, intellectual property disputes, and regulatory challenges, which could lead to financial losses, operational disruptions, and reputational harm. Even unfounded claims or successfully defended cases can result in costly legal proceedings, product recalls, or fines, ultimately impacting our profitability and ability to achieve strategic goals.
7.Risks Related to SEC and Nasdaq Compliance, Securities Issuances, Share Price Volatility and Limitations on Investor Rights
Compliance with SEC and Nasdaq requirements, securities issuances, and broader market conditions can impact our share price, with risks including regulatory penalties, delisting, or reputational harm from non-compliance. Additionally, stock dilution, market fluctuations, and negative investor sentiment may lead to heightened volatility or a decline in our share value, adversely affecting investment in our Company.
As an emerging growth company and foreign private issuer incorporated in Jersey, our investors face limitations compared to U.S. companies, including reduced disclosure requirements, differences in shareholder rights, and the need to resolve legal disputes under Jersey law. These factors, along with potential dilution from equity decisions, may reduce transparency, complicate the exercise of investor rights, and affect the attractiveness of our securities.
8.Risks Related to Dependence on Third Parties for Manufacturing, Distribution, E-Commerce, and Other Vendors
We depend on third-party partners for manufacturing, distribution, e-commerce, and other critical services, making us vulnerable to disruptions, quality issues, or regulatory non-compliance that could harm our operations and reputation. Failures or changes in these partnerships, such as logistical challenges, system outages, or policy shifts, could increase costs, disrupt customer experiences, and negatively impact our business and growth prospects.
9.Risks Related to Intense Competition in the Cosmetics Industry
The cosmetics industry is highly competitive, with established brands and agile niche players vying for market share through innovation, marketing, and competitive pricing. Failure to adapt to shifting consumer trends or compete effectively in this dynamic environment could result in reduced sales, profitability, and brand relevance, ultimately impacting long-term growth and shareholder value.
10.Risks Related to Supply Chain and Operational Disruption
Our business relies on a complex global supply chain and efficient operations to meet customer demand, and disruptions from natural disasters, geopolitical events, or labor challenges could harm our financial performance. Reliance on third-party suppliers, rising costs, or manufacturing issues may lead to shortages, delays, or increased expenses, damaging customer relationships, brand reputation, and profitability.
11.Regulatory Risks That Could Adversely Impact our Business
Our business operates under extensive and evolving regulations across federal, state, and international levels, covering areas such as product formulation, labeling, and distribution, with non-compliance potentially leading to fines, recalls, or reputational harm. Changes in laws or regulatory scrutiny may result in higher compliance costs, delays, product reformulation, or market withdrawals, especially as we expand into new regions with unfamiliar regulations.

12.Risks Related to Our Reputation and Threats to Our Good Standing
Our reputation is a critical asset influencing consumer trust, brand loyalty, and competitive position, but negative publicity regarding product quality, ethics, or sustainability could lead to customer loss and operational disruptions. The rapid spread of information via social media amplifies the risk of reputational harm, which could also impact stakeholder relationships, attract regulatory scrutiny, and adversely affect our financial performance.
13.Risks Related to Technology, E-Commerce, and Cybersecurity
Our reliance on technology, including e-commerce platforms and digital marketing, is critical, and disruptions or cybersecurity threats could compromise operations, data security, and customer trust, leading to financial and reputational harm. Failure to adapt to evolving e-commerce trends, enhance digital capabilities, or integrate emerging technologies effectively could weaken our competitive position and hinder revenue growth.
14.Risks Related to Taxation in an International Environment
Operating across multiple jurisdictions subjects us to complex and evolving tax laws, creating compliance challenges, potential disputes, and increased tax liabilities that could impact our financial results. Changes in global tax regulations, foreign exchange fluctuations, and differing treatments of foreign earnings may further affect our profitability, cash flow, and shareholder value.
1.Risks Related to Internal Controls and Financial Reporting
We are subject to an investigation by the SEC and may face litigation and other risks as a result of the previously filed restatement of our financial results and material weaknesses in our internal control over financial reporting.
As a result of the restatement of our financial results for certain Predecessor Periods, the associated material weaknesses in our internal control over financial reporting described below, and other matters raised or that may in the future be raised by the SEC, we are subject to an ongoing investigation by the SEC and may be exposed to a number of additional risks and uncertainties, including (i) potential litigation or other disputes or investigations that may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and preparation and/or restatement of our financial statements for certain Predecessor Periods; (ii) significant costs for accounting, advisory and legal fees in connection with or related to such matters which may be difficult to forecast appropriately; (iii) diversion of the efforts and attention of management and other personnel from our business operations; and (iv) fines, penalties or other actions required as the outcome of government investigations, all of which could result in a potential loss of investor confidence and/or a negative impact on the price of our securities.
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
During the preparation of our consolidated financial statements we identified material weaknesses in our internal control over financial reporting, which have not been fully remediated as of December 31, 2024. We identified material weaknesses in our internal control over financial reporting related to implementation of control activities, monitoring of the control environment, the implementation of a formal risk assessment process, and the implementation of the delegation of authority. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
Management has been actively engaged in ongoing remediation efforts to address the material weaknesses. We have made enhancements to the control environment throughout 2024 and to-date, by improving oversight, hiring additional key personnel, communication of expectations, emphasizing the importance of internal controls and creating a more robust internal control environment. We will continue to improve the operating effectiveness of our internal controls over financial reporting and the timeliness of those procedures during the calendar year-ended December 31, 2025. Notwithstanding the identified material weaknesses, our management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with GAAP. See “Item 15- Controls and Procedures” for further information.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. As noted above, we have taken a number of measures to remediate the material weaknesses and continue to evaluate steps to enhance our internal controls. However, these remediation measures have been and may continue to be time consuming and costly and we cannot assure you that these initiatives will ultimately have the intended effects. If we are unable to remediate our material weaknesses in a timely manner or identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and may incorrectly report financial information. If our financial statements continue to not be filed on a timely basis, we could be subject to sanctions or additional investigations by the Nasdaq, the SEC or other regulatory authorities. Failure to timely file has caused us to be ineligible to utilize short form registration statements on Form F-3 or Form F-4, which may impair our ability to obtain capital in a timely fashion, to provide liquidity to our employees and shareholders, to execute our business strategies or issue shares to effect an acquisition. Any of these events, whether they have or were to occur, could have a material adverse effect on our business.
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
2.Risks Related to Growth Strategy and Investment Decisions
We may not be able to successfully implement our growth strategy, and the historical growth of our Obagi Skincare and Milk Makeup Businesses may not be indicative of our future performance.
The future growth, profitability, and cash flows of our Obagi Skincare and Milk Makeup businesses depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of key initiatives, including our ability to:
a.grow the awareness and relevance of the Obagi and Milk brands and products;
b.maintain a regular supply of core existing products and execute effective go-to-market strategies to grow them;
c.maintain and further strengthen our relationships with our physician customers, international distributors and retail partners in each geographic market where we sell products;

d.maintain and enhance our reputation as a provider of high-quality products; secure new points of distribution in new markets;
e.maintain the ability to sell our products within our existing retail partners for Milk products and operate and ship from our own e-commerce platforms without interruption;
f.enhance the productivity of our brands within our points of distribution; maintain and enhance our digital platforms and capabilities;
g.execute our go-to-market strategies effectively; protect our key talent from leaving;
h.ensure that we are able to sell our products with attractive margins that deliver profit;
i.achieve our growth targets with the financial investments outlined in our plans for each business; and predict our growth and manage our financial investments appropriately to reach our targets.
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
a.we may lose one or more significant customers or key retailers, or sales of our products through these customers or retailers may decrease;
b.our products may be the subject of regulatory actions, including, but not limited to, actions by the FDA, the Federal Trade Commission (“FTC”) and the Consumer Product Safety Commission (“CPSC”) in the U.S. and comparable foreign authorities outside the U.S.;
c.the ability of our third-party suppliers to produce our products and of our distributors to distribute our products could be disrupted, particularly if they are not able to comply with the new regulations promulgated by the FDA under MoCRA;
d.the integration of the companies may be more costly or take longer than anticipated;
e.we may be unable to introduce new products that appeal to consumers or otherwise successfully compete with our competitors in the skincare or cosmetics industries; and
f.we may be unsuccessful in enhancing the recognition and reputation of the Obagi and Milk brands, and our brands may be damaged as a result of, among other reasons, our failure, or alleged failure, to comply with applicable ethical, social, product, labor or environmental standards.
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
We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

a.inability to integrate or benefit from acquired products or technologies in a profitable manner;
b.unanticipated costs or liabilities, including legal liabilities, associated with any such acquisition, or other accounting consequences; diversion of management’s attention or resources from other business concerns;
c.adverse effects on our business relationships with existing customers, members or strategic partners as a result of the acquisition; potential loss of the acquired company’s customers;
d.failure to develop further the acquired company’s technology;
e.complexities associated with managing the geographic separation of acquired businesses and consolidating multiple physical locations;
f.becoming subject to new regulations as a result of an acquisition, including if we acquire a business serving customers in a regulated industry or acquire a business with customers or operations in a country in which we do not already operate;
g.coordination of product development and sales and marketing functions; the potential loss of key employees;
h.acquisition targets not having as robust internal controls over financial reporting as would be expected of a public company;
i.possible cash flow interruption or loss of revenue as a result of transitional matters; and
j.use of substantial portions of our available cash or issuance of dilutive equity to consummate an acquisition.
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

3.Risks Related to Cash Flow and Liquidity
The financial performances of our brands are unpredictable, with histories of net losses and potential future declines in sales and operating results.
Our quarterly operating results have been historically variable and are likely to remain so due to numerous factors, many beyond our control. These include fluctuations in consumer spending, demand for our products, and changes in market acceptance or treatment practices. Operational challenges, such as higher manufacturing costs, supply chain disruptions, or increased competition, also contribute to the unpredictability of our results. Additionally, external factors like economic slowdowns, legal costs, and changes in tax rates can impact performance. Seasonal trends, such as reduced summer sales and higher fourth-quarter demand, further add to this variability, making it difficult to rely on quarterly comparisons or predict future performance with accuracy. Investors should exercise caution when evaluating our quarterly results.
Our financial results may also be impacted by the unique challenges faced by our Obagi Skincare and Milk Makeup businesses, whose historical performance does not fully reflect our current operations or future potential. As standalone entities, these businesses did not bear the public company costs we now incur, such as compliance with Sarbanes-Oxley and investor relations. The financial conditions presented in historical reports are affected by significant costs from our business combination and adjustments to our capital structure, making future comparisons challenging. Investors may find it difficult to evaluate trends or assess our relative performance based on past data.
The Milk Makeup business has a history of operating losses and may face continued challenges in achieving profitability. Despite increasing distribution channels and investments in product development, marketing, and operations, Milk Makeup's net revenue growth may fall short of expectations. Success depends heavily on anticipating and adapting to rapidly shifting consumer beauty trends and preferences. Challenges such as acceptance of new product launches, delays in supply chains, and potential cannibalization of existing product sales could impede growth and profitability. These risks, combined with the competitive nature of the cosmetics industry, could materially affect our financial condition and operations.
If we fail to generate sufficient cash flow from our operations, we will be unable to continue to develop and commercialize new products.
We expect capital and operating expenditures to increase over the next several years as we expand our international footprint and distribution channels, as well as invest in innovation, marketing activities and group infrastructure for our Obagi Skincare and Milk Makeup businesses. In order to fund these activities and our growth strategy, in September 2023, we entered into subscription agreements (the “2023 Subscription Agreements”) with certain investors for the issuance and sale of 14,000,000 Class A ordinary shares in connection with the 2023 PIPE Investment.
We believe that net cash provided by operating activities and existing cash and cash equivalents, including proceeds received from the 2025 Credit Agreement will be sufficient for our current needs. However, our present and future funding requirements will depend on many factors, including, among other things:
a.acquisitions of additional businesses in the beauty and wellness industry; costs relating to regulatory investigations or litigation;
b.the level of selling, marketing and innovation investment required to maintain and improve our competitive positions in the skincare and makeup markets; the success of our product sales and related collections of accounts receivable;
c.our need or decision to acquire or license complementary products or technologies for our Obagi Skincare and/or Milk Makeup businesses; costs relating to the expansion of our distribution channels and setting up direct distribution channels in certain international markets;
d.costs relating to the expansion of the sales force, management and operational support; competing technological and market developments;
e.costs relating to changes in regulatory policies or laws, including as a result of executive orders, that affect our operations; and
f.working capital needs driven by inventory and account receivables relating to our U.S. and international expansion.

To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay marketing initiatives, investments or acquisitions. Alternatively, we may need to draw down on the revolving loan facility under the 2025 Credit Agreement or raise additional funds, and we cannot be certain that such funds will be available on acceptable terms when needed, if at all. As of the date of this Report, we have drawn down a total of $15.0 million from the initially available $30.0 million revolving credit facility under the 2025 Credit Agreement, which as of the date of this Report, has an available balance of $15.0 million. We may have to raise additional funds, and we cannot be certain that such funds will be available on acceptable terms when needed, if at all. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that could restrict our operations and the issuance of any additional equity could result in dilution to our existing shareholders.
Failure to comply with any of the covenants under our 2025 Credit Agreement could result in an event of default, which may accelerate our outstanding indebtedness and have a material adverse effect on our business, liquidity position and financial position.
We are subject to various financial covenants under the 2025 Credit Agreement. Our ability to comply with the financial covenants under the 2025 Credit Agreement will depend on the success of our businesses, our operating results, and our ability to achieve our financial forecasts. Various risks, uncertainties and events beyond our control, including general or industry-specific economic downturns, could affect our ability to comply with the financial covenants and terms of the 2025 Credit Agreement. In addition, the 2025 Credit Agreement also requires us, among other things, to timely deliver certain financial statements to the 2025 Credit Agreement Lenders.
Failure to comply with the covenants and other terms could result in an event of default and the acceleration of amounts owing under the 2025 Credit Agreement unless we are able to negotiate a waiver. The Lenders could condition any such waiver on an amendment to the 2025 Credit Agreement on terms that may be unfavorable to us. We could also be blocked from borrowing under the 2025 Credit Agreement, and the 2025 Credit Agreement could be terminated by the 2025 Credit Agreement Lenders. Under these circumstances, other sources of capital may not be available or may be available only on unfavorable terms.
If we fail to comply with the covenants and other terms under the 2025 Credit Agreement and we are unable to negotiate a covenant waiver or replace or refinance the credit agreement on favorable terms, our business, financial condition and results of operations could be materially and adversely impacted.
We may face impairment of intangible assets, unknown or contingent liabilities and other charges or write-downs that could negatively impact our financial condition, profitability, and the value of our securities.
We face potential exposure to unknown or contingent liabilities, which could negatively impact our financial condition and the value of our securities. Despite thorough due diligence during the acquisitions of Obagi Skincare and Milk Makeup, we cannot guarantee that all material risks have been identified. Furthermore, unforeseen factors outside our control may emerge, potentially requiring us to write down or write off assets, restructure operations, or incur impairment charges. For example, after reassessing the Obagi Skincare business, we recorded a $68.7 million non-cash impairment charge due to discrepancies between projected and actual performance post-acquisition. These risks, compounded by the lack of indemnification rights in the acquisition agreements, could significantly reduce the value of equityholder investments and contribute to negative market perceptions of our securities.
The impairment of intangible assets, which form a substantial portion of our total assets, poses another challenge to profitability. Our intangible assets, including goodwill and trademarks, rely on fair value estimates based on management’s assumptions and judgments, which may prove inaccurate. As of December 31, 2024, intangible assets and goodwill constituted approximately 87.7% of our total assets. A further reduction in the fair value of our intangible assets could materially impact our financial performance.
The Obagi Skincare reporting unit remains particularly sensitive to impairment risks, given the reporting unit recorded a $5.0 million impairment in 2024 and therefore has no margin between carrying value and fair value. Factors like inflation, competitor valuations, changes in working capital, or market downturns could lead to further impairments if revenue or profitability growth fails to meet projections. Such impairments would adversely affect our financial results and increase the likelihood of additional charges in future reporting periods. As of December 31, 2024, the reporting unit had a goodwill balance of $194.5 million.

Similarly, the Milk Makeup reporting unit, with a goodwill balance of $135.1 million as of December 31, 2024, also faces risks, though no impairments were recorded in the most recent evaluations, and there is a significant margin between carrying value and fair value. Despite a stable assessment, any changes in market conditions, consumer demand, or business performance could necessitate a revaluation of its fair value. Continued vigilance is required to ensure that these reporting units maintain their projected growth rates. Any further impairments across our intangible assets could significantly erode profitability and weaken our overall financial condition.
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
If we or our distributors overestimate demand, our distributors may not be able to sell their existing inventory to their customers, which may affect their ability to timely pay us and their demand for products in the future. We may be required to recognize inventory write-offs and increase our reserves for product returns in the future, particularly if our estimates relating to demand in certain of our markets or with respect to certain of our product lines are incorrect. On the other hand, if we or our distributors underestimate demand, we may not have sufficient inventory of products to ship to our customers. Obagi products have expiration dates that generally range from 24 to 36 months from the date of manufacture. We estimate the amount of potentially excess, dated or otherwise impaired inventories that we may have to write down. Although our estimates are reviewed quarterly for reasonableness, our product return activity could differ significantly from our estimates. Judgment is required in estimating the amount of inventory that may be written down and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge would have a material adverse effect on our net income, results of operations and financial condition.
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
In April 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by SPACs entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement (defined below). As a result of the SEC Statement, we reevaluated the accounting treatment of our 11,500,000 public warrants and 5,933,333 private placement warrants and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, we have included derivative liabilities related to embedded features contained within our warrant in our balance sheet as of December 31, 2024 and 2023. Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
The obligations associated with being the publicly traded entity in the “Up-C” structure involve significant expenses and require significant resources and management attention, which may divert from our business operations.
As the publicly traded entity in an Up-C structure, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we incur significant legal, accounting and other expenses. Our entire management team and many of our other employees will continue to need to devote substantial time to compliance matters related to the Up-C structure and regulatory requirements associated with being a publicly traded entity. We bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.
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

Sales of Milk products may suffer due to retailers reducing inventory levels to manage cash and reduce space of existing products to make room for new categories.
If our distributors or retailers reduce their inventory for our products, it could result in lower sales for us during that period, leading to a mismatch in expected sales. If inventory levels fall too low by the retailer, we risk stockouts on retail shelves, which would reduce retail sales and, in turn, decrease demand for further inventory. As we do not have control over the inventory management decisions made by our retailers, their actions directly influence our sales volume and could create significant fluctuations in our revenues, ultimately impacting our operating results.
4.Risks of Conducting International Business
Conducting international business exposes us to risks such as currency fluctuations, cash repatriation restrictions, and changes in laws and regulations, which could negatively impact our operations and financial performance.
The international expansion of Obagi Skincare and Milk Makeup products is a core growth strategy for the Company. With an increasing share of revenue derived from international sales, the company has expanded its presence in Southeast Asia, including acquiring Obagi Vietnam Import Export Trading MTV Company Limited. However, challenges such as declining revenues in Vietnam and the complexities of setting up direct distribution networks in new markets have arisen. Establishing a presence in these markets requires significant investments in facilities, personnel, and product registration, with potential delays in revenue realization due to regulatory and market entry hurdles. While these efforts aim to strengthen the Company’s foothold in new regions, success is uncertain due to the many risks associated with global expansion.
The Company’s success in international markets depends on securing necessary licenses, building local relationships, and tailoring products to local consumer preferences. Economic, political, and regulatory environments in regions like Vietnam pose additional challenges. For instance, Vietnam’s regulatory landscape is complex and often lacks clarity, making it difficult to obtain and maintain necessary licenses. The Company faces risks such as evolving regulations, differences in legal interpretations, and uncertainties in enforcing legal rights, which could disrupt operations. These challenges are compounded by the need to navigate the legal nuances of new markets, such as the limited precedential value of court cases in Vietnam.
Expanding into international markets also entails compliance with diverse regulations and intellectual property protections. Countries like Vietnam may have less robust intellectual property laws, increasing the risk of counterfeit products. Additionally, obtaining and maintaining regulatory approvals in multiple jurisdictions is time-consuming and fraught with uncertainties, similar to FDA approval processes. External factors like changes in labeling requirements or adverse regulatory evaluations could hinder operations and reduce the Company’s ability to compete effectively in global markets. Furthermore, the third parties we rely on internationally may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.
The Company’s reliance on international sales exposes it to broader risks inherent in global operations. These include economic instability, fluctuating exchange rates, local consumer preferences, trade disputes, including the imposition of new or increased tariffs or sanctions, and compliance with anti-bribery and competition laws. Moreover, factors like natural disasters or the failure of distribution partners could negatively impact the business. With its revenue denominated in various currencies, the Company is also vulnerable to foreign exchange rate fluctuations and potential restrictions on cash repatriation, which could affect financial performance and operational flexibility.
Regulatory changes in international markets, especially concerning product classifications and safety standards, could impact the Company’s ability to operate. For example, in the EU, evolving standards for ingredients like alpha- and beta-arbutin, used in Obagi’s products, highlight the complexities of compliance. Uncertainty around their safety, stability, and aggregate exposure has led to calls for additional scientific data. Regulatory restrictions on key ingredients such as hydroquinone further complicate market entry and product formulation, demonstrating the regulatory risks that could significantly affect the Company’s growth and operations in international markets.
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

We are subject to a variety of laws and regulations in the U.S. and abroad regarding privacy and data protection, some of which can be enforced by private parties or government entities and some of which provide for significant penalties for noncompliance. Such laws and regulations govern the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with sales on our e-commerce websites or during clinical trials of our products. Implementation standards, interpretations and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, or result in additional liability for us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, claims by third parties, government investigations and enforcement actions, including injunctions, fines and/or criminal penalties if we knowingly obtain or disclose individuals’ health information from a covered entity in a manner that is not authorized or permitted by HIPAA or applicable state or foreign laws, any of which could have a material adverse effect on our operations, financial performance and business.

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

Further, the FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section S(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

We are also subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, the EU’s General Data Protection Regulation 2016/679 (the “EU GDPR”) and the U.K. General Data Protection Regulation and the U.K.'s Data Protection Act 2018 (the “U.K. GDPR”, and together with the EU GDPR, the “GDPR”) governs certain collection and other processing activities involving personal data. The U.K. GDPR is likely to be subject to divergence from the EU GDPR over time. Among other things, the GDPR imposes requirements regarding the security of personal data and the rights of data subjects (e.g., to access and delete personal data), requirements to rely on an appropriate lawful basis to process personal data, includes requirements relating to the consent of individuals to whom the personal data relates (such consent relates to the lawful processing of personal data under the GDPR and is distinct from others consents obtained from individuals in collection with clinical trial participation), requires transparency notices for all data subjects (including for clinical trial participants and investigators) and regulates transfers of personal data from within the UK or EEA (as applicable) to third countries that have not been found to provide adequate protection to such personal data, including the U.S. (and these restrictions have heightened in light of recent case law and regulatory guidance). In addition, the EU GDPR imposes substantial administrative fines for breaches and violations, which, depending on the nature of the breach, range from €10.0 million to €20.0 million or 2% to 4% of our annual global revenue, whichever is higher and the U.K. GDPR imposes separate and additional fines, which, depending on the nature of the breach, range from £8.7 million to £17.5 million or 2% to 4% of total worldwide annual revenue, whichever is higher. The GDPR also confers a private right of action on data subjects to lodge complaints with supervisory authorities, seek judicial remedies (including data subject-led class actions and injunctions) and obtain compensation for damages resulting from violations of the GDPR.

We are also subject to EEA and U.K. rules with respect to cross-border transfers of personal data outside of the EEA and U.K. to third countries. The GDPR generally prohibits the transfer of EEA and U.K. personal data to non-adequate third countries (i.e. third countries which have not been approved by the European Commission in respect of EU GDPR regulated transfers, or the UK Secretary of State in respect of UK GDPR regulated transfers) , unless a valid data transfer mechanism has been implemented or an Article 49 GDPR derogation applies. Legal developments in the EEA and U.K. have created complexity and uncertainty regarding transfers of personal data. As supervisory authorities issue further guidance on personal data transfer mechanisms, transfer risk assessments, and supplementary measures for the security of transferred personal data or start taking enforcement action, we could be subject to additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations. In October 2022, President Biden signed an Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities”, which introduced new binding safeguards to address the concerns raised by the Court of Justice of the European Union in its Schrems 11 judgment. Although this Executive Order is intended to form the basis of a new EU-US Data Privacy Framework (the “Framework”), the Framework is still in development and its route to implementation remains uncertain (particularly in light of the new administration in the US). In June 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant UK GDPR regulated transfers of personal data outside the EEA (since December 2022) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs, unless other appropriate safeguards or derogations can be relied upon. Although the European Commission adopted an adequacy decision for the U.K. in June 2021 allowing the continued flow of personal data from the EEA to the U.K., this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the U.K. diverges from its current data protection laws and the European Commission deems the U.K. to no longer provide adequate protection of personal data.

In March 2022, the U.K. implemented its own U.K.-specific international data transfer agreement (“IDTA”) and addendum to the New SCCs (“U.K. Addendum”). For all contracts involving transfers of UK GDPR regulated personal data to non-adequate third countries, organizations are required to use the IDTA, or the U.K. Addendum. Existing contracts involving transfers of UK GDPR regulated transfers of personal data relying on standard contractual clauses must be migrated to the IDTA, or the U.K. Addendum by March 2024. The cross-border data transfer landscape in the EEA and U.K. is continually developing, and we are monitoring these developments. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data. We may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA and U.K.-based data subjects.

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

Regulators in the EEA and the U.K. are increasingly focusing on compliance with requirements in cookies and tracking technologies and the online behavioral advertising ecosystem, with a notable rise in enforcement activity from supervisory authorities across the EEA in relation to cookies-related violations, resulting in significant fines as supervisory authorities increasing adopt a fact-based approach. In the U.K., it is possible that we will be subject to separate and additional legal regimes with respect to ePrivacy, which may result in further costs and may necessitate changes to our business practices. The GDPR requires opt-in, informed consent for the placement of cookies on a customer's device, and imposes conditions on obtaining valid consent (e.g., a prohibition on prechecked consents). Increased regulation of cookies tracking technologies and online behavioral advertising may lead to broader restrictions and impairments on our online activities, including our ability to identify and potentially target users, lead to substantial costs, require significant systems changes, negatively impact our efforts to understand our customers and subject us to additional liabilities.

There may be further changes to the U.K. data protection regime, with the UK Government introducing the new Data (Use and Access) Bill. (“DUAB”) Depending on whether the DUAB is approved (and any subsequent amendments that may be made to the Bill before it becomes law), compliance with the approved law may lead to substantial compliance costs and increased regulatory enforcement risks (e.g., the Bill currently proposes aligning the fines for electronic direct marketing breaches to those set out in the UK GDPR, and not those set out in the Privacy & Electronic Communications Regulations 2003 (as amended)), There is also a risk that the European Commission does not renew or revokes its adequacy decision in favor of the UK, in light of the DUAB.

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
5.Risks Related to Global Economic, Geopolitical, Social and Emerging Conditions
Emerging risks such as economic downturns, global conflicts, and public health emergencies could significantly impact consumer spending and adversely affect our operations and financial performance.
Emerging risks for our business stem from economic pressures, geopolitical uncertainties, and public health challenges. Adverse economic conditions, such as inflation, rising interest rates, or an economic slowdown, could reduce consumer disposable income and significantly diminish spending on discretionary beauty and wellness products. As our products are not reimbursable by health insurers and rely on consumer choice, a shift in spending priorities could negatively affect our sales and profitability. Economic uncertainties may also disrupt our supply chain as suppliers or third-party partners face financial or operational challenges, leading to material shortages or service disruptions that could impair our operations.
Global or regional geopolitical and security issues pose additional risks. Armed conflicts, political instability, trade policy changes, natural disasters, and public health emergencies have the potential to disrupt supply chains and hinder business operations. These events, along with changes in import/export regulations, tariffs, or sanctions, could impose additional costs or reduce access to key markets, thereby negatively affecting our ability to deliver products efficiently or maintain market presence. Newly imposed U.S. tariffs could result in the adoption of retaliatory tariffs by other countries, leading to a global trade war. Trade restrictions implemented by the U.S. or other countries in connection with a global trade war could materially and adversely affect our business, financial condition and results of operations.
The expiration of the COVID-19 public health emergency in 2024 does not eliminate the risk of future disruptions. New pandemics, variants, or other unforeseen events could replicate the supply chain, operational, and consumer behavior challenges previously encountered. Any future pandemic, epidemic, natural disaster or other unanticipated event could require us to make similar unplanned investments or adversely affect our business, financial condition and results of operations.
6.Legal Risks and Risks Related to Litigation
The design, development, manufacture and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims.
The design, development, manufacture, and sale of skincare and cosmetic products carry inherent risks of product liability claims, which could result in significant costs and harm to the business. Adverse reactions, even when products are used as directed, could lead to negative publicity, regulatory sanctions, or product recalls. Monitoring for adverse events is essential, as increases in complaints may indicate changes in product specifications or efficacy. Additionally, liability risks may arise from issues such as contamination, inadequate instructions or warnings, or side effects. Product liability claims could exceed insurance coverage, impacting financial resources, and requiring higher insurance premiums or deductibles. This risk is heightened with the introduction of new products, and past industry cases have shown substantial damage awards for similar claims.
Beyond product liability, the Company may face claims or investigations related to compliance, product regulation, environmental or safety concerns, employment practices, or intellectual property disputes. Negative publicity, whether valid or not, about product safety, efficacy, or side effects can harm market acceptance, reduce consumer trust, and lead to increased claims or litigation. Such issues could result in substantial financial losses, restrictions on sales, and damage to the Company's reputation, potentially impacting stock prices and business operations significantly.

If intellectual property used by our companies, our contract manufacturers, or suppliers is breached, terminated, or disputed, our ability to commercialize dependent products may be potentially compromised, any resulting claims or litigation could further divert our resources, expose us to significant liabilities, and lead to substantial litigation expenses or the loss of proprietary rights.
We rely on licensing agreements with third parties for certain product and device technologies. If these licenses are terminated, breached, or disputed, our ability to develop and commercialize products that depend on these technologies could be significantly impacted. Additionally, licensors may not uphold their contractual obligations or prevent third parties from infringing on licensed technologies, which could lead to legal disputes and financial consequences. Any loss of key licenses could materially and adversely affect our financial condition and operating results.
We source products from manufacturers and suppliers who hold patent licenses from third parties. If disputes arise over these licensed rights, we may face legal action from third-party licensors, potentially resulting in financial damages or injunctions that could disrupt our supply chain and sales. Additionally, disagreements over patent validity or royalty obligations could lead to complex and costly disputes, which may negatively affect our operations and ability to commercialize licensed products.
We may also need to engage in litigation to protect or enforce our intellectual property rights, or we may become the target of infringement claims from competitors or other third parties. Given the extensive number of issued and pending patents in our industry, we could face challenges to our patents, be involved in interference proceedings, or be required to defend our patent applications in foreign jurisdictions. Such legal proceedings can be expensive, time-consuming, and resource-intensive, diverting management’s focus from business operations.
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
In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time-consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims include, but are not limited to, personal injury claims, class action lawsuits, intellectual property claims, employment litigation and regulatory investigations and causes of action relating to the advertising and promotional claims about our products. For instance, we may face claims of trademark or copyright infringement for the use of images, pictures, or materials used in promotional materials on social media platforms. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.
We are not currently a party to any pending or, to our knowledge, threatened litigation that will or could be expected to have a material impact on our business, financial condition and results of operations, other than the SEC investigation described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—Note 17. Commitments and Contingencies.” Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations. Volatility in the share price of our Class A ordinary shares, impediments to our securityholders’ ability to trade our restricted securities, regulatory investigations or litigation relating to the restatement of our financial statements for certain Predecessor Periods or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with suppliers and service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
We are subject to the U.K. Bribery Act, the FCPA and other anti-corruption laws and anti-money laundering laws. Failure to comply with these laws could subject us to penalties and other adverse consequences.
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
In February 2025, the U.S. administration issued an executive order pausing the U.S. Department of Justice’s (“DOJ”) enforcement of the FCPA for 180 days until the attorney general issues revised FCPA enforcement guidance. Due to the changing nature of and uncertainties related to the regulatory environment, we cannot be certain if or how the DOJ’s enforcement of the FCPA will change or its impact on our business.
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
The UK City Code on Takeovers and Mergers, or the Takeover Code, may apply to the Company.
Up until February 2, 2027, the Takeover Code applies, among other things, to an offer for a public company whose registered office is in the UK (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the UK (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the UK (or the Channel Islands or the Isle of Man). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will assess the company’s place of central management and control by looking at various factors, including the structure of the company’s board of directors, the functions of the directors and where they are resident. From February 3, 2027, the Takeover Code will only apply to offers for public companies who have their registered office in the UK (or the Channel Islands or the Isle of Man) and have their securities admitted to trading on a regulated market, multilateral trading facility or stock exchange in the UK (or the Channel Islands or the Isle of Man).
If, at the time of a takeover offer made prior to February 2, 2027, the Takeover Panel determines that the Company’s place of central management and control is in the UK, the Company would be subject to a number of rules and restrictions imposed by the Takeover Code, including but not limited to: (i) the Company’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) the Company might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out material acquisitions or disposals; and (iii) the Company would be obliged to provide equality of information to all bona fide competing bidders.
A majority of the Board currently resides outside of the UK, the Channel Islands and the Isle of Man. Accordingly, for the purposes of the Takeover Code, the Company is considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man. The Takeover Code therefore does not currently apply to the Company. It is possible that, in the future, circumstances, in particular the composition of our Board, could change, which may cause the Takeover Code to apply to the Company.
7.Risks Related to SEC and Nasdaq Compliance, Securities Issuances, Share Price Volatility and Limitations on Investor Rights
The price of our securities may be volatile.
The price of our securities, may fluctuate due to a variety of factors, including:
a.the volume of our Class A ordinary shares available for public sale;
b.the ability of our shareholders to trade restricted securities pursuant to Rule 144 or a shelf registration statement;
c.changes in the markets in which we and our customers operate;
d.developments involving our competitors;
e.changes in laws and regulations affecting our Obagi Skincare and/or Milk Makeup businesses;
f.variations in operating performance and the performance of competitors in general; actual or anticipated fluctuations in our quarterly or annual operating results;
g.publication of research reports by securities analysts about us or our competitors or our industry;
h.the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
i.actions by shareholders, including the sale of substantial amounts of our Class A ordinary shares by any of our significant shareholders, or the perception that such sales may occur;
j.additions and departures of key personnel;
k.commencement of, or involvement in, litigation;
l.changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; and
m.general economic and political conditions, such as the effects of, recessions, interest rates, inflation, tariffs or trade wars, local and national elections, prices for fuel and consumer goods, international currency fluctuations, corruption, political instability, acts of war or terrorism, or a pandemic or epidemic.

These market and industry factors may materially reduce the market price of our Class A ordinary shares and warrants regardless of our operating performance.
If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted.
Our securities are listed on Nasdaq. If we fail to maintain compliance with the continued listing standards of Nasdaq, including the Period Listing Rule during the one-year Nasdaq panel monitor, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted. On May 4, 2023, we received a written notice from Nasdaq indicating that, as a result of not having timely filed our 2022 Form 20-F, we were not in compliance with Nasdaq Listing Rule 5250(c)(l), which requires timely filing of all required periodic financial reports with the SEC. On October 31, 2023, we received a written notice from Nasdaq indicating that, based upon our non-compliance with the filing requirement as of October 30, 2023, Nasdaq had determined to delist our securities from Nasdaq by opening of business on November 9, 2023 unless we timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). On November 7, 2023, by requesting a hearing (the “Hearing”) before Panel, we appealed the determination of to the Panel and requested that the stay of delisting be extended until the Panel issued a final decision. On November 22, 2023, Nasdaq granted our request to extend the stay. On January 3, 2024, we received an additional notice of non-compliance from Nasdaq because we had not filed interim financial statements for the period ended June 30, 2023 with the SEC by December 31, 2023, as required by Nasdaq’s Listing Rules. We subsequently filed the 2022 Form 20-F with the SEC on January 16, 2024.
Following the Hearing and the publication by us of our interim financial statements for the period ended June 30, 2023 with the SEC on March 21, 2024, we received formal notice from the Panel confirming that we had regained compliance with Nasdaq’s filing requirements (the “Periodic Filing Rule”). In line with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq had imposed a “Mandatory Panel Monitor” for a period of one year from the date of the compliance determination (March 21, 2024), pursuant to which in the event we fail to timely satisfy the Periodic Filing Rule during the one-year monitor period, the Company will not have the opportunity to provide a compliance plan for Nasdaq's review; rather, Nasdaq would instead issue a delist determination pursuant to which the Company could request a hearing and stay of the delist determination pending another hearing before the Panel.
In the event we fail to comply with Nasdaq’s continued listing standards and the Panel does not grant our request to extend the stay of a delisting decision or the Panel does not grant any requests we may make for further extensions, our securities may be delisted from Nasdaq. In addition, our Board may determine that the cost of maintaining the listing on a national securities exchange outweighs the benefits of such listing. A delisting of our securities would materially impair our shareholders’ ability to buy and sell our Class A ordinary shares and/or our warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our securities. The delisting of our securities could significantly impair our ability to raise capital and the value of your investment.
We may issue additional securities without your approval, which would dilute your ownership interests and may depress the market price of our Class A ordinary shares.
Certain directors, key employees and consultants of the Company and of our subsidiaries have been granted equity awards under the Waldencast 2022 Incentive Award Plan and the Waldencast 2022 Inducement Award Plan. You will experience additional dilution when those equity awards vest and are settled or exercisable, as applicable, for our Class A ordinary shares.
In September 2023, in connection with the 2023 PIPE Investment, we entered into the 2023 Subscription Agreements with certain investors for the issuance and sale of 14,000,000 Class A ordinary shares in a private placement to (i) one stakeholder of Beauty Ventures, (ii) certain other existing equity holders, including certain members of the Sponsor, and (iii) Michel Brousset and Hind Sebti at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment resulted in dilution of the equity interests of other existing holders of our securities who did not participate in the transaction. In the future, we may issue additional Class A ordinary shares or other equity securities of equal or senior rank in connection with, among other things, acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. The issuance of additional Class A ordinary shares or other equity securities could significantly dilute the equity interests of existing holders of our securities and may adversely affect prevailing market prices for our Class A ordinary shares or warrants.

Warrants will be exercisable for our Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, and a sale of a substantial number of our securities in the public market could cause the price of our securities to decline.
Outstanding warrants to purchase an aggregate of 29,533,282 Class A ordinary shares are exercisable in accordance with the terms of the Warrant Agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended on December I, 2022, by and among Waldencast pie (f/k/a Waldencast Acquisition Corp.), Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company LLC (the “Warrant Agreement”) governing those securities at an exercise price of $11.50 per share. These warrants will expire five years after the completion of our Business Combination (July 27, 2027), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. To the extent such warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to our existing Class A ordinary shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A ordinary shares. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration and as such, the warrants may expire worthless. In addition, our shareholders who exercised their redemption rights with respect to their public shares in connection with the Business Combination retained their public warrants, which may be exercised by such redeeming shareholders for our Class A ordinary shares resulting in further dilution.
A significant number of our shares are held by members of the Sponsor and the former owner of Obagi.
As of February 28, 2025, members of the Sponsor and its affiliates own a combined ownership interest of 45.1% of our Class A ordinary shares, comprised of the following: (i) Burwell Mountain Trust (“Burwell”) holds an ownership interest of 10.2% of the Class A ordinary shares, (ii) Zeno Investment Master Fund (f/k/a Dynamo Master Fund) (“Zeno”) holds an ownership interest of 17.3% of the Class A ordinary shares, (iii) Michel Brousset (individually and as beneficial owner of the shares held by Waldencast Ventures LP) holds an ownership interest of 6.8% of the Class A ordinary shares, and (iv) Beauty Ventures holds an ownership interest of 10.8% of the Class A ordinary shares. In addition, Cedarwalk Skincare Ltd., the owner of Obagi immediately prior to the close of the Business Combination (“Cedarwalk”), holds an ownership interest of 25.6% the Class A ordinary shares. See Item 7. “Major Shareholders and Related Party Transactions” for more information.
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
a.the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law; the judgment is given on the merits and is final, conclusive and non-appealable;
b.the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties; the defendant is not immune under the principles of public international law;
c.the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court; the judgment was not obtained by fraud; and
d.the recognition and enforcement of the judgment is not contrary to public policy in Jersey.
Subject to the foregoing, investors may be able to enforce judgments in civil and commercial matters in Jersey that have been obtained from U.S. federal or state courts. However, it is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey.
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
We have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of our Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). Redemption of the outstanding warrants as described above could force you to: (l) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your warrants at the then current market price when you might otherwise wish to hold your warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by the Sponsor or its permitted transferees.
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
We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-

Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(l) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the ordinary shares.
We have determined that we are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination regarding our status will be made on June 30, 2025.
As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we may elect to voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC's Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 6-K under the Exchange Act. We also are exempt from the requirements to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. In addition, as a foreign private issuer, we are exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information.
Furthermore, our Class A ordinary shares are not listed and we do not currently intend to list our Ordinary Shares on any market in the Bailiwick of Jersey, our home country. As a result, we are not subject to the reporting and other requirements of companies listed in the Bailiwick of Jersey. For instance, we are not required to publish quarterly or semi-annual financial statements (although we are required to comply with Nasdaq's continued listing standards to publicly disclose an interim balance sheet and income statement as of the end of our second quarter each fiscal year). Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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
As a public limited company incorporated under the laws of Jersey and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Jersey, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(c), Rule 5635(d) and Rule 5250(b)(3) of the Nasdaq Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Rule 5615(a)(3) of the Rules. Rule 5620(a) of the Rules requires that the Company hold an annual meeting of shareholders no later than one year after the end of the Company's fiscal year-end; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock; and Rule 5250(b)(3) of the Rules requires disclosure of third-party director and nominee compensation. The corporate governance practice in our home country, Jersey, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(c), Rule 5635(d) and Rule 5250(b)(3). We will continue to comply with other corporate governance requirements of the Rules. However, in the future, we may consider following home country practice in lieu of additional requirements under the Rules with respect to certain corporate governance standards. Any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor. As a result, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
Jersey law and our Constitutional Document contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.
Jersey law and our Constitutional Document contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our Class A ordinary shares, and therefore depress the trading price of our Class A ordinary shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the current members of our Board or taking other corporate actions, including effecting changes in our management. Among other things, the Constitutional Document includes provisions regarding:
a.providing for a classified board of directors with staggered, three-year terms;
b.the ability of our Board to issue shares of preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
c.subject to the Investor Rights Agreement, our Board will have the exclusive right to elect directors to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director, which will prevent shareholders from being able to fill vacancies on our Board; and
d.the limitation of the liability of, and the indemnification of, our directors and officers.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

8.Risks Related to Dependence on Third Parties for Manufacturing, Distribution, E-Commerce, and Other Vendors
Obagi and Milk Makeup rely heavily on third party providers, making us vulnerable to disruptions that could adversely affect our business, financial condition, and operations.
Reliance on Third-Party Logistics Providers
Obagi and Milk Makeup depend on third-party logistics providers for storage, distribution, and delivery of products to both domestic and international customers. Securing alternative logistics providers that meet our standards may be difficult, and the time and effort required to oversee these relationships could strain internal resources. Specifically, Obagi’s operations in the U.S. heavily depend on a single distributor (the “Physician Channel Provider”), which manages sales to healthcare professionals in the physician-dispensed channel as well as retail and spa customers. This provider accounted for a significant portion of Obagi’s net revenue in recent years. The Physician Channel Provider performs critical functions, including warehousing, order fulfillment, customer service, and regulatory compliance for prescription products. Any disruption in their services could materially and adversely affect Obagi’s business, financial condition, and results of operations.
Obagi and Milk Makeup’s reliance on third-parties for distribution, manufacturing, and logistics introduces significant risks that could materially impact its operations. Any disruptions or cost increases from these providers could impair our ability to meet customer demand, reduce profit margins, and adversely affect financial performance. Managing these third-party relationships requires significant oversight, and failure to do so effectively could exacerbate these challenges.
Dependence on Contract Manufacturers
Obagi and Milk Makeup rely entirely on third-party Contract Manufacturers (“CMOs”) for the production of its products, exposing the Company to risks associated with capacity constraints, delays, and regulatory compliance issues. While multiple CMOs are qualified for certain key products, some items, are supplied by a single source. Termination or disruption in these arrangements could lead to supply chain delays, harm customer relationships, and impact the brand’s reputation. Finding alternative manufacturers for critical products could be challenging and time-consuming. Additionally, reliance on CMOs introduces risks such as breaches of manufacturing agreements, production quality, non-compliance with regulatory standards, increased production costs, and delays in transferring manufacturing operations to alternative providers.
Milk Makeup relies significantly on third-parties, such as resellers, suppliers, and sales forces, making it vulnerable to disruptions that could harm its brand, operations, and financial performance.
Dependence on Sephora and Retailers for Sales
Milk Makeup’s business is significantly reliant on Sephora, which accounted for a large majority of its U.S. net revenue in 2024 and prior periods. Milk Makeup’s business will also be significantly reliant on Ulta Beauty, as it has expanded its distribution to Ulta Beauty in Q1 2025. The loss of Sephora, Ulta Beatury, or other key distributors, or a material decrease in sales to such partners, could adversely affect Milk Makeup’s business, financial condition, and results of operations. Additionally, the company is exposed to risks tied to its retailers’ performance, including economic downturns, consumer demand fluctuations, or reputational issues, which could significantly impact Milk Makeup’s results.
Quality Control and Regulatory Compliance
The reliance on third-party suppliers for Milk Makeup products also introduces risks associated with quality control and regulatory compliance. Issues such as substandard ingredients or products not meeting specifications can lead to regulatory actions, product shortages, or reputational harm. Any inability to comply with the Controlled Substances Act, FDCA, MoCRA, or other applicable regulations could result in legal prohibitions or penalties, impacting sales and creating financial losses due to unusable inventory.
Dependence on Third-Party Sales Agencies and Direct Sales Forces
Milk Makeup relies on third-party agencies and direct sales forces for product sales in the U.S. and internationally. The company does not have long-term contracts with these personnel, making it vulnerable to turnover or the loss of key contributors. Additionally, expanding the sales force to support growth in new and existing markets requires substantial training and time to build customer relationships. Challenges in retaining, replacing, or adequately training these personnel could materially harm Milk Makeup’s revenues, gross margins, and market share.
These dependencies on third parties introduce significant risks, and any disruptions in these relationships could materially and adversely affect Milk Makeup’s business and operational results.
9.Risks Related to Intense Competition in the Cosmetics Industry
The cosmetics and skincare industry is highly competitive, and challenges in product success, marketing effectiveness, and competition from larger companies could adversely affect our sales and overall performance.
Intense Competition in the Cosmetics and Skincare Market
The cosmetics industry is highly competitive, with numerous multinational companies and independent brands vying for market share across a wide range of distribution channels. Obagi Skincare and Milk Makeup faces competition based on factors such as product innovation, quality, pricing, brand recognition, and marketing initiatives. Many competitors possess greater financial, technical, and marketing resources, allowing them to respond more effectively to market trends and economic shifts. Competitors’ substantial investments in research and development (“R&D”) and marketing can result in technological and product advancements that surpass current offerings, potentially rendering its products less competitive or obsolete. Advancements by competitors in R&D could outpace Obagi’s capabilities, negatively affecting its growth prospects.
Challenges with New Product Introductions
Success in the industry heavily relies on the timely and successful introduction of new products that align with rapidly shifting consumer trends. Obagi Skincare and Milk Makeup’s ability to anticipate and adapt to changes in consumer preferences, shopping habits, and attitudes is critical. Despite established processes for product development, new product launches carry risks, including potential rejection by consumers or retailers, pricing misalignment, or ineffective marketing strategies. Supply chain challenges, such as manufacturing or shipping delays, may further hinder successful product launches. Additionally, the introduction of new products can cannibalize sales of existing offerings. These factors collectively pose a risk to Obagi Skincare and Milk Makeup’s ability to meet sales objectives and sustain growth.
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
Additionally, our success and future growth depend upon the services of Obagi’s and Milk’s management teams and other key employees, including highly skilled experts in their respective fields. The loss of one or more members of Obagi’s or Milk’s management teams or key employees could harm our business, and we may not be able to find adequate replacements in a timely manner.
Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, product development and other personnel for our Obagi Skincare and Milk Makeup businesses. We may have difficulty recruiting and retaining such qualified personnel due to current market conditions, their inability to trade their equity awards and the existence of many similar competitive job openings. There is intense competition in our industry and failure to attract and retain qualified personnel could have a significant negative impact on our future product sales and business results.
Although we currently maintain directors’ and officers’ (“D&O”) liability insurance coverage, such coverage may not be sufficient to cover the types or extent of claims or loss that may be incurred or received. Additionally, such coverage may make it difficult for us to retain and attract talented and skilled directors and officers to serve our Company, which could adversely affect our business.

10. Risks Related to Supply Chain and Operational Disruption
Operational complications in the transport and distribution of our products could adversely affect our business, net revenues, and earnings.
Disruptions to Operations
Our global operations are exposed to various risks, including industrial accidents, environmental incidents, natural disasters, labor disputes, and pandemics, as well as external factors such as acts of terrorism or geopolitical instability. These risks also affect our third-party suppliers, brokers, and delivery service providers. Any damage to or loss of critical manufacturing facilities or distribution centers could significantly disrupt our operations, impacting our ability to meet customer demands and materially affecting our business, financial condition, and results of operations.
Dependence on Third-Party Logistics and Delivery Providers
We rely heavily on third-party delivery service providers for the transportation of our products to distribution facilities, retailers, and customers. Interruptions or failures in these services, whether due to inclement weather, natural disasters, or labor unrest, could result in delays or damaged shipments. Such disruptions could lead to rejected shipments, reduced customer confidence, and harm to our brand reputation. Any sustained interruptions could have a material adverse effect on our operations and financial performance.
Third-Party Suppliers and Supply Chain Risks
We rely on various third-party suppliers, both domestic and international, for the production, assembly, and packaging of our products. Some suppliers operate on a purchase-order basis, which can create uncertainties in maintaining consistent supply. Milk Makeup is particularly dependent on a limited number of suppliers for certain critical components. Disruptions in relationships with these suppliers or their inability to meet demand due to financial, operational, or capacity constraints could lead to production delays, inefficiencies, and supply interruptions.
Vulnerability of Distribution Facilities
Our inventory is primarily stored in third-party distribution facilities, making their proper functioning critical to our operations. Damage to these facilities or the inventory stored within, whether from natural disasters, accidents, or other events, could disrupt supply chains and hinder our ability to fulfill customer orders. Insurance coverage may not fully compensate for such losses, leaving us exposed to financial and operational impacts that could materially harm our business.
Risks from Freight Carrier Disruptions and Rising Shipping Costs
Our dependence on commercial freight carriers for domestic and international product deliveries exposes us to risks of operational disruptions. Delays or interruptions in freight services could result in untimely deliveries, driving customers to competitors and affecting our net revenues. Additionally, rising fuel and freight costs, particularly for international shipments, could increase our shipping expenses. If we are unable to pass on these costs to customers or mitigate them through operational efficiencies, our gross margins and profitability may decline, adversely affecting our financial results.
Operational disruptions at any point in our supply chain could hinder our ability to meet customer expectations, jeopardize relationships with key stakeholders, and materially affect our financial condition and operational stability.
Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm® products. If we are unable to manufacture or sell the Nu-Derm products in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of Nu-Derm products, our business will be materially and adversely impacted.
To date, a substantial portion of our Obagi Skincare revenues have resulted from sales of our principal product line, the Obagi Nu-Derm System and related products. Nu-Derm products accounted for a significant portion of the total products shipped for the years ended December 31, 2024, and 2023, and the periods from July 28, 2022 to December 31, 2022, and January l, 2022 to July 27, 2022 (Predecessor Period). Although we currently offer other products such as Obagi-C® Rx, Professional-C®, ELASTiderm®, CLENZlderm®, and Blue Peel® products, and intend to introduce additional new products, we still expect sales of our Obagi Nu-Derm System and related products to account for a substantial portion of sales for the Obagi Skincare business for the foreseeable future. Because this business is highly dependent on Nu-Derm products, factors adversely affecting the regulation of, pricing of, or demand for, these products could have a material and adverse effect on our business.
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
Our ability to commercially distribute products may be significantly harmed if we or our CMOs fail to comply with applicable laws and regulations.
We do not currently have the infrastructure or internal capability to manufacture our products. We rely, and expect to continue to rely, on third-party CMOs for the production of all our products. Our products and the facilities in which they are manufactured are subject to regulation under the FDCA and FDA implementing regulations, state laws and comparable regulatory frameworks in foreign markets. Federal, state and foreign authorities may inspect the facilities of our CMOs periodically to determine if we and our CMOs are complying with applicable provisions of the FDCA, FDA and foreign regulations.
Manufacturing facilities for our products are required to comply with the FDA's cGMPs and with similar requirements outside the U.S. If the FDA finds a violation of cGMPs, it may enjoin our CMO’s operations, seize our products, restrict importation of goods, or impose administrative, civil or criminal penalties, among other things. In addition to new cGMP requirements, cosmetic manufacturing and processing facilities are required to be registered with FDA. The MoCRA also requires manufacturers and responsible persons to list their cosmetic products with FDA and to report serious adverse events associated with the use of their cosmetic products in the U.S. to the FDA. Our operations could be harmed if regulatory authorities make determinations that our CMOs are not in compliance with these regulations as they take effect. We cannot assure you that the CMOS of all of our products will be able to comply with all of these new regulations in a timely manner or that they will not decide to pass the increased costs of having to comply with the regulations onto us, which would increase our costs and negatively impact net income. In addition, FDA regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions.
We do not have complete control over all aspects of the manufacturing process and are dependent on our contract manufacturing partners for compliance with cGMP and similar regulations. Our contract manufacturing partners may be found in violation of applicable requirements, which could have a material adverse effect on us and our business. If we or our CMOs fail to comply with these applicable standards, laws, and regulations, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products.
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
11.Regulatory Risks That Could Adversely Impact our Business
Risks Related to Our Obagi Medical Business
Our failure to successfully in-license or acquire additional products and technologies would impair our ability to grow the Obagi Medical business.
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
We may not be able to successfully identify any new products to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of products or technologies. We may not be able to acquire or in-license the rights to such products on terms that we find acceptable, or at all. As a result, our ability to grow the Obagi Medical business or increase our profits could be adversely impacted.
Obagi Regulatory Risks
Legal and Regulatory Risks That Could Adversely Impact Our Business
Laws, regulations, enforcement trends or changes in existing regulations governing the formulation, manufacturing, testing, approval, distribution, marketing and sale of our products to consumers could harm our business.
Our products are subject to regulation by the FDA, FTC, and comparable state, local and foreign regulatory authorities, including the European Commission, and, over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. If the laws and regulations governing our products continue to change, we may find it necessary to alter some of the ways we have traditionally marketed our products to stay in compliance with applicable regulations, and this could add to the costs of our operations and have a material adverse effect on our business. To the extent federal, state, local or foreign regulatory requirements regarding consumer protection, or the ingredients, claims or safety of our products continue to change in the future, such changes could require us to reformulate or discontinue certain products, apply for new or different marketing authorizations, revise product packaging or labeling, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by the FDA, FTC, or other regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
The MoCRA, enacted by Congress in late December 2022, introduced new compliance obligations for manufacturers and other “responsible persons” who sell cosmetic products in the U.S. and significantly expanded the FDA’s authority to regulate cosmetic products. Under MoCRA, companies will be obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. Our operations could be harmed if regulatory authorities make determinations that we or our CMOs are not in compliance with regulatory requirements.
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
We market Obagi products that contain hydroquinone (“HQ”) on a prescription-only (i.e., not OTC) basis, and we have not sought nor obtained premarket approval from the FDA to market these products in the U.S., nor have we sought marketing authorizations in other jurisdictions. Sales of Obagi products containing HQ accounted for a significant portion of total products for the year ended December 31, 2023, and the periods from July 28, 2022 to December 31, 2022, and January 1, 2022 to July 27, 2022 (Predecessor Period). Although, to date, neither the FDA nor any other regulators have taken action against us for selling our prescription HQ products in the U.S. and in other jurisdictions without marketing approval, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products, and we may be required to suspend marketing of our prescription HQ products unless and until such products are approved.
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
We believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authority regarding these HQ products or any of our other products. However, the FDA has issued a Warning Letter to at least one contract manufacturer of prescription-only HQ that cited and objected to another company’s sale of prescription-only HQ on grounds that the product was both an unapproved drug and failed to comply with cGMPs in violation of the FDCA. In addition, although our prescription-only HQ products are made with 4% HQ, the FDA has expressed concerns regarding the safety of 2% HQ products marketed as OTC. In addition, the CARES Act implemented a number of changes to regulation of OTC drugs, one of which prohibited the sale of any drug without a proposed or final Administrative Order, including HQ (at any concentration level), from being marketed in the U.S. as an OTC drug without FDA approval effective September 2020. In April 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis in violation of the CARES Act. The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. See “Item 3. Key Information—D. Risk Factors—Our products may cause adverse events or side effects, or could be associated with safety issues, that could result in recalls, withdrawals, or regulatory enforcement action. For example, the FDA has historically expressed concerns regarding the safety of HQ products, including risks for potentially serious side effects, including skin rashes, facial swelling, skin discoloration, carcinogenicity and reproductive toxicity.” Furthermore, in June and July of 2022, the FDA issued warning letters to two other manufacturers of products containing HQ. In the future, the FDA may pursue an enforcement action against us or suspend marketing of our prescription HQ products until we obtain marketing approval.
If we are required to seek FDA approval or foreign authorities’ authorization of these products, our attention and resources will be dedicated to the clinical development and regulatory approval processes, which will be time-consuming and very expensive. We may also not successfully obtain such approvals or may be delayed in obtaining such approvals if one of our competitors obtains approval and non-patent marketing exclusivity for the same uses for which we intend to seek approvals. In addition, if we are determined to be marketing our prescription HQ products unlawfully, or if patients experience adverse events from using our prescription HQ products, we may be required to recall or cease distribution of these products and may be subject to product liability claims or enforcement action. If we are required to suspend or cease marketing our prescription HQ products for any reason, our business would be materially adversely affected.
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
Certain Obagi products, including our tretinoin-based products, are marketed pursuant to an ANDA held by Bausch Health or dispensed under the category of unlicensed medicines in the United Kingdom. However, we have not sought or obtained FDA premarket approval or foreign regulatory authorities’ authorization for any of our products. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the applicable regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
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
Adverse events or other undesirable side effects caused by our products could cause us or regulatory authorities to issue warnings about our products or could lead to recalls or regulatory enforcement action. For example, our HQ products could be subject to enforcement action and/or recalls based on the FDA’s concerns regarding HQ-based products. Specifically, in August 2006, the FDA issued a proposed rule that cited certain preclinical evidence suggesting that HQ may be a carcinogen, if orally administered, may present fertility risks and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin and the appearance of small bumps and grayish-brown spots, after continued use of concentrations as low as 1 to 2 percent. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied HQ. Accordingly, the FDA recommended that additional studies be conducted to determine if there is a risk to humans from the use of HQ. The FDA nominated HQ for further study by the National Toxicology Program (the “NTP”), and in December 2009, the NTP Board of Scientific Counselors approved the nomination and has been conducting studies related to HQ.
Obagi Nu-Derm Clear, Blender and Sunfader products, and the Obagi-C Rx C-Clarifying Serum and Obagi-C Rx C-Night Therapy Cream products, which are part of Obagi’s prescription-based Obagi-C Rx Systems, all contain HQ at 4% concentration. Until the completion of the NTP studies, the FDA recommended classifying OTC (nonprescription) skin-bleaching drug products, including HQ, as not generally recognized as safe and effective (“GRASE”), as misbranded, and as new drugs within the meaning of the FDCA, meaning that such products would need to be approved through the NDA pathway in order to be legally marketed in the U.S.
The FDA’s cited concerns regarding the safety of HQ in OTC products at concentrations as low as 1% or 2% could trigger regulatory scrutiny of our prescription-only HQ products. To the extent that the FDA were to determine that our prescription-use only HQ products present safety concerns, the FDA could determine that the products should be recalled, and such determination could trigger the FDA to require marketing authorization for these products based on the FDA’s established enforcement priorities for drugs marketed without an approved NDA. See “Item 3. Key Information—D. Risk Factors—Obagi Regulatory Risks—Legal and Regulatory Risks That Could Adversely Impact Our Obagi Skincare Business—Our products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.”
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
In addition, if foreign regulatory authorities were to ban or restrict the use of certain ingredients in cosmetic products, and we are unable to comply with the applicable requirements and regulations for those products, we may be unable to continue to market those products in that jurisdiction.
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
In addition, HIPAA, as amended by HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information, may apply to us in certain circumstances. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
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
Our Milk Makeup products are subject to regulation by the FDA, the FTC, the CPSC, and comparable state, local and foreign regulatory authorities, including the European Commission, and over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. There has been an increase in regulatory activity and activism in the U.S. and abroad, including the adoption of the MoCRA, which significantly expanded the FDA’s enforcement authorities over cosmetics products and imposes new obligations on the cosmetics industry, including requirements relating to cGMP, labeling, safety substantiation, facility registration and product listing with the FDA, adverse event reporting and recordkeeping, among others. Pursuant to MoCRA, the FDA promulgated several regulations relating to cosmetics that went into effect in 2024, and will also include cGMP requirements that will be finalized on December 29, 2025. As a result, the regulatory landscape for Milk Makeup products is becoming more complex with increasingly strict requirements. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed Milk Makeup products to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of our products, occurs in the future, they could require us to reformulate or discontinue certain of our products, revise the product packaging or labeling, change the manufacturers at which our products are made, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the business, financial condition and results of operations of our Milk Makeup business. Noncompliance with applicable regulations could result in enforcement action by regulatory authorities within or outside the U.S., including, but not limited to, warning letters, import restrictions, product seizures, injunctions, product recalls and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
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
We rely on third parties to manufacture Milk products in accordance with our specifications and in compliance with applicable laws and regulations, including the MoCRA and FDA cosmetic guidelines and applicable cGMPs and other requirements for drug products. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. We do not have complete control over all aspects of the manufacturing process and are dependent on our contract manufacturing partners for compliance with cGMP and similar regulations. Our contract manufacturing partners may be found in violation of applicable requirements, which could have a material adverse effect on us and our business. If we or our CMOs fail to comply with these applicable standards, laws, and regulations, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products.
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

12.Risks Related to Our Reputation and Threats to Our Good Standing
Damage to our reputation or brand, including through social media, or issues with product quality, efficacy, or safety, could significantly impact our business, financial condition, and operations.
Brand Reputation and Consumer Perception
The success of our business depends significantly on maintaining and enhancing the reputation and perceived uniqueness of the Milk and Obagi brands. Factors such as compliance with ethical, social, product, labor, and environmental standards are critical to preserving consumer trust. Any actual or perceived failures in these areas could damage our brand reputation and diminish consumer confidence. Additionally, low brand awareness compared to competitors and the growing importance of brand recognition in a competitive market intensify the need to protect and promote our brand image.
Challenges in Consumer Experience and Product Quality
Our ability to deliver a high-quality consumer experience, including offering innovative, effective, and competitively priced products, is vital for maintaining brand loyalty. Issues such as product contamination, safety concerns, or perceived quality failures could tarnish our reputation. Even unfounded allegations regarding product safety or effectiveness may lead to recalls, adverse publicity, or regulatory scrutiny, further eroding consumer trust. Counterfeit products in the market also pose risks to brand integrity by creating potential safety hazards and disappointing consumer expectations.
Marketing and Social Media Risks
The effectiveness of our marketing efforts directly impacts brand perception. Marketing campaigns or product initiatives that fail to resonate with consumers could harm the brand's image and hinder growth. Additionally, negative commentary, false information, or user-generated content on social media and e-commerce platforms can spread rapidly, damaging our reputation. Our reliance on social media for marketing amplifies these risks, especially as platforms and regulations evolve. Failure to comply with these evolving laws could result in legal liability, regulatory penalties, and significant costs.
Impact of Adverse Publicity
Adverse publicity, whether related to product safety, ethical concerns, or operational missteps, could severely damage our brand value. This includes consumer perceptions of irresponsible actions, product failures, or diminished quality. Negative publicity could lead to consumer boycotts, loss of market share, or a decline in sales, materially affecting our business and financial results.
Risks Associated with E-Commerce and Social Media Regulations
As we increasingly rely on digital platforms for marketing and sales, evolving laws governing these platforms introduce additional risks. Non-compliance could expose us to investigations, lawsuits, fines, or other penalties. The need to monitor and ensure compliance with applicable laws for online content, data privacy, and product claims creates further operational challenges, and any lapses could negatively impact our business.
Damage to our reputation, whether from internal missteps or external factors, could have a material adverse effect on our financial condition, operational performance, and long-term success.
13.Risks Related to Technology, E-Commerce, and Cybersecurity
We are dependent on information technology systems and infrastructure; if we, or the third parties we rely on, fail to protect sensitive information of our consumers and information technology systems against security breaches, it could damage our reputation and brand and substantially harm our business.
We rely to a large extent on our information technology systems and infrastructure, which have and may in the future experience breakdowns, malicious intrusion, and attacks. We rely on these networks and systems to market and sell our products, process electronic and financial information, assist with sales tracking and reporting, manage a variety of business processes and activities and comply with regulatory, legal and tax requirements. We are also increasingly dependent on a variety of information systems and third-party partners to effectively process consumer orders from our e-commerce websites for Obagi Skincare and Milk Makeup products. A key component of our growth strategy entails expanding our e-commerce efforts both in the U.S. and internationally. Our e-commerce websites serve as an effective extension of our marketing strategies by introducing potential new consumers to our brands, product offerings, retailers and enhanced content. Due to the increasing importance of our e-commerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks in a timely manner could reduce e-commerce sales and damage our brands’ reputations. We collect, maintain, transmit and store data about our customers, suppliers and others, including personal data, financial information, such as consumer payment information, as well as other confidential and proprietary information important to our business. We also frequently employ third-party service providers that collect, store, process and transmit personal data, and confidential, proprietary and financial information on our behalf, such as credit card processing vendors and logistics providers, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party service providers fail to protect their information technology systems and our confidential and proprietary information, we may experience disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage.
We have in place certain technical and organizational measures designed to maintain the security and safety of critical proprietary, personal, employee, customer and financial data that we continue to maintain and upgrade. However, advances in technology, the increasing ingenuity of criminals, new exposures via cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or personal data. Further, attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, disrupting business operations or communications infrastructure through denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our e-commerce websites or mobile applications or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers' systems. We may also face increased cybersecurity risks due to our reliance on Internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Actual or anticipated attacks have and may in the future cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. If a material security breach were to occur, our reputation and brands could be damaged, and we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, including exposure of litigation or regulatory action and a risk of loss and possible liability.
Payment methods used on our e-commerce websites subject us to third-party payment processing-related risks.
We accept payments from our consumers using a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party providers and payment through third-party online payment platforms such as Afterpay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options and gift cards. Transactions on our e-commerce websites and mobile applications are card-not-present transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. We may ultimately be held liable for the unauthorized use of a cardholder's card number in an illegal activity and be required by card issuers to pay charge-back fees. Chargebacks result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our chargeback rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

14.Risks Related to Taxation in an International Environment
Any disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate Members of Waldencast LP may complicate our ability to maintain its intended capital structure, which could impose transaction costs on it and require management attention.
Waldencast LP is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including Holdco 1. If and when Waldencast LP generates taxable income, it will generally make cash distributions, or tax distributions, to each of its members, including Holdco 1, based on each member's allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate applicable to an individual or corporate member (whichever is higher). In the event of any disparity between the tax rates applicable to corporate and non-corporate taxpayers, Holdco 1 could receive tax distributions from Waldencast LP in excess of its actual tax liability, which could result in it accumulating cash in excess of its tax liability. This would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained, could cause the value of a Waldencast LP Unit to deviate from the value of a Class A ordinary share. In addition, such cash, if used to purchase additional Waldencast LP Units, could result in deviation from the one-to-one relationship between our Class A ordinary shares outstanding and Waldencast LP Units unless a corresponding number of additional Class A ordinary shares are distributed as a stock dividend. We may, if permitted under our debt agreements, choose to pay dividends to all holders of our Class A ordinary shares with any excess cash. These considerations could have unintended impacts on the pricing of our Class A ordinary shares and may impose transaction costs and require management efforts to address on a recurring basis. To the extent that we do not distribute such excess cash as dividends on our Class A ordinary shares and instead, for example, hold such cash balances or lend them to Waldencast LP, holders of Waldencast LP Units during a period in which we hold such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their Waldencast LP Units and obtaining ownership of our Class A ordinary shares (or a cash payment based on the value of our Class A ordinary shares). In such case, these holders of Waldencast LP Units could receive disproportionate value for their Waldencast LP Units exchanged during this time frame.
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
We may be a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If we are a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined herein), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We are not expected to be treated as a PFIC for the taxable year ending on December 31, 2024, or the foreseeable future. However, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question. Additionally, there is uncertainty regarding the application of the start-up exception.
We may be treated as a corporation resident in the U.S. for U.S. federal income tax purposes.
A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation in the absence of information to the contrary. As a corporation incorporated under the laws of Jersey, and from October 29, 2024, a tax resident in the United Kingdom with associated governance protocols, we should generally be classified as a non-U.S. corporation (and therefore as a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, under section 7874 of the Code, a corporation organized outside the U.S. will be treated as a U.S. corporation (and, therefore, as a U.S. tax resident).

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
We operate as a Jersey incorporated, and effective October 29, 2024, United Kingdom resident company, but the tax authorities of other jurisdictions may treat us as also being a resident of, or as having a taxable presence in, another jurisdiction for tax purposes.
Our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) was exclusively in Jersey for the period until October 29, 2024 and the United Kingdom in the period thereafter on account of the company moving its place of central management and control. We have no taxable presence in the form of a fixed place of business or permanent establishment in any other jurisdiction and have protocols in place such that we were exclusively resident in Jersey until October 29, 2024 and exclusively resident in the United Kingdom after this date.
However, the determination of our tax residence, which primarily depends as mentioned upon our place of effective management, as well as the characterization of fixed places of business or permanent establishments outside our jurisdiction of incorporation, are questions of fact based on all circumstances. Because such determinations are highly fact-sensitive, no assurance can be given regarding their outcome.
A failure to maintain exclusive tax residence could result in significant adverse tax consequences for shareholders. The impact of this risk would differ based on the views taken by each relevant tax authority and in respect of the taxation of shareholders on their specific situation.
Changes in tax law could significantly affect our reported earnings and cashflows.
We have business operations and assets in different jurisdictions, which are subject to different tax regimes. Changes in tax regimes, such as the reduction or elimination of tax benefits, or limitations on the deductibility of interest expense, could have a material adverse effect on our results and cash flows.

Whilst in the current period the OECD/G20 “Two Pillars Solution”, which broadly provides an effective global minimum tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, was not considered to be relevant to the company it may in the future have application and have a negative impact on our financial condition, results of operations and cash flows.
Changes in international trade, namely in relation to global customs duties and indirect taxes could significantly affect our reported earnings and cashflows.
Waldencast and its associated brands operate in a globally regulated industry with its supply chain and distribution channels operating across borders. Changes in trade policies, customs duties, VAT/GST and other indirect taxes could impact our cost structure and operational efficiency. Shifts in global trade policy may lead to changes in tariff rates, trade agreements, or enforcement priorities, affecting our imports and exports. Additionally, evolving regulations on product classification, sustainability requirements, and ethical sourcing—such as restrictions on certain ingredients or increased compliance with supply chain due diligence—could introduce additional costs and complexities. While we continuously monitor and adapt to regulatory changes, unexpected shifts in tax laws, trade policies, or customs enforcement could materially impact our financial performance and global supply chain.
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Waldencast was a blank check company that was incorporated on December 8, 2020 as Waldencast Acquisition Corp., a Cayman Islands exempted company. In connection with the Business Combination, on July 26, 2022, with the approval of the Company’s shareholders, and in accordance with the Cayman Companies Act (the “Cayman Act”), the Jersey Companies Law and the Company’s Constitutional Document, the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey and its name changed to Waldencast (the “Domestication”). As a result of the Domestication, (i) each then issued and outstanding Waldencast Acquisition Corp. Class A ordinary share was converted automatically, on a one-for-one basis, into a Class A ordinary share of Waldencast, (ii) each then issued and outstanding

Waldencast Acquisition Corp. Class B ordinary share was converted automatically, on a one-for-one basis, into a Class A ordinary share of Waldencast, (iii) each then issued and outstanding Waldencast Acquisition Corp. warrant was converted automatically into a warrant to purchase Class A ordinary shares of Waldencast and (iv) each then issued and outstanding Waldencast Acquisition Corp. Unit was canceled and the holders thereof were entitled to one Class A ordinary share of Waldencast and one-third of one warrant.
On the Closing Date, pursuant to the Obagi Merger Agreement, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of Waldencast LP. In addition, on the Closing Date, pursuant to the Milk Purchase Agreement, Waldencast LP acquired from the Milk Members all of their equity in Milk in exchange for cash, Waldencast LP common units (“Waldencast LP Units”) and Waldencast Class B ordinary shares, which are non-economic voting shares. The Waldencast LP Units are redeemable at the option of the holder of such units into an equal number of Waldencast Class A ordinary shares or cash, at the sole discretion of Waldencast. The equity interests of Obagi and Milk are held by Waldencast LP. We, in turn, hold our interests in Obagi Medical and Milk Makeup through Waldencast LP and Holdco 1. As a result of the Business Combination, we are organized as an “Up-C” structure, whereby the Milk Members retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of their Waldencast LP Units. The material terms of the Business Combination are described in “Item 10. Additional Information—C. Material Contracts” of this Report. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources” for information regarding historical capital expenditures and planned future capital expenditures.
Each holder of a Class A ordinary share (a “Public Share”) was entitled to redeem such share in connection with the consummation of the Business Combination for a pro rata portion of the cash then on deposit in the trust account created in connection with our IPO. Such pro rata portion was calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). A total of 30,021,946 Public Shares were redeemed in connection with the Business Combination.
The Company’s legal and commercial name is “Waldencast plc.” Waldencast’s registered office is 2nd Floor Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB, and its principal executive office is 81 Fulham Road, London, SW3 6RD, United Kingdom, and its telephone number is +44 (0)20 3196 0264.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since Waldencast is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.
Waldencast’s principal website address is www.waldencast.com. The information contained on Waldencast’s website does not form a part of, and is not incorporated by reference into, this Report.
B.Business Overview
Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” the “Company,” or “Waldencast” generally refer to Waldencast plc.
General
Founded by Michel Brousset and Hind Sebti, our ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Our vision is fundamentally underpinned by our brand-led business model that ensures proximity to our customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing our vision was the Business Combination with Obagi Medical and Milk Makeup. As part of the Waldencast platform, our brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands.

Properties
The Company leases the following properties:

Location	Principal use(s)	Floor space (approximate square footage)	Expiration date
London, United Kingdom	Office	1,500	August 2025
Long Beach, California	Office	28,300	May 2026
The Woodlands, Texas	We have entered into a sublease for this office space that will run through December 2025.	16,500	January 2033
Conroe, Texas	We have entered into a sublease for this warehouse and office space that will run through February 2032.	35,000 square feet of warehouse space and 4,200 square feet of office space.	February 2032
New York, New York	Office and in-house studio	17,500	November 2030
Los Angeles, California	Office and in-house studio	1,500	Sublease from Milk Studios Los Angeles LLC on a month-to-month basis for a fee of $0.015 million per month
We consider our current office spaces adequate for our current operations.
Employees
We currently have 3 executive officers and 332 full-time employees across the Waldencast group. As of December 31, 2024, Obagi Medical had 174 employees and all non-unionized. As of December 31, 2024, Milk Makeup had 142 full-time employees and all non-unionized. We believe our relations with our employees are good.
Principal Markets
Please refer to “Item 8. Financial Information—Note 4. Revenue” for a description of the principal markets in which the Company operates.
Legal Proceedings
We are not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against us, which if adversely determined could have a material adverse effect on the Company, except as described below.
SEC Investigation
As previously disclosed, we proactively and voluntarily self-reported our review of the historical accounting used by Obagi Medical to the SEC. In connection with this matter, we received a document subpoena in September 2023. Although we are fully cooperating with the SEC’s investigation and continue to respond to requests related to this matter, we cannot predict when such matters will be completed or the outcome or potential impact of this matter on our business, investor confidence, or the price of our securities. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, which may be imposed on us in connection with this matter could have a material adverse effect on our business, financial condition and results of operations. Additionally, the investigation has resulted in substantial costs and is likely to continue to incur substantial costs, regardless of the outcome of the investigation.

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
We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this Report. Accordingly, the information contained in this Report may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment. See “Item 3. Key Information—Risk Factors—Risks Related to SEC and Nasdaq Compliance, Securities Issuances, Share Price Volatility and Limitations on Investor Rights—As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the ordinary shares.”
Our Professional Skincare Segment: Obagi Medical
Our professional skincare segment consists of the Obagi Medical business. Unless the context otherwise requires, all references in this section to “Obagi,” “we,” “us,” “our” and the “company” refer to the business of Obagi Medical and its subsidiaries.
Overview
Acquired through the Business Combination in July 2022, Obagi Medical originates in science and is backed by over 35 years of clinical research leveraging cutting-edge technologies and pharma-grade ingredients that deliver transformative, visible results for all skin concerns, skin types, and skin tones. The product portfolio is formulated to address the most common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation (spots or patches of skin that are darker than surrounding areas of skin), acne, oxidative stress, environmental damage, and dehydration. Our portfolio today includes over 125 cosmetic, OTC, and prescription products, sold in over 80 countries around the world. Our hydroquinone (“HQ”) based prescription products, have not been approved by the FDA or other similar regulatory authorities.
Our core distribution is through the physician-dispensed channel, with a large account base consisting of more than 4,000 active medical provider accounts in the United States as of December 2024, resulting in broad distribution of Obagi products. Physicians’ offices includes dermatologists, plastic surgeons, medical spas, and other physicians and licensed medical professionals who buy our products and then dispense the products in-office directly to their patients. Additionally, we also sell our OTC and cosmetic products directly to consumers (“DTC”) via our website and through other e-commerce channels.
Obagi Medical
As pioneers of medical-grade skincare, we transformed the industry with a commitment to unmatched safety & efficacy standards performing up to 10 tests every innovation, 345+ studies conducted, and over 7,000+ participants involved. None of these studies have been used to support an application for marketing approval with the FDA or other similar regulatory authority. Consequently, they were not designed to fulfill the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority. We have also amassed over 70 global patents on product and technology innovations as well as partnered with over 40+ R&D partners, which we believe sets us apart from our competitors and furthers our commitment to science. Although a number of these patents will expire over the coming years, we do not believe the expiration of such patents will have a material effect on our business or results of operations because the formulations for the products covered by such patents are still treated as trade secrets, which are known only by a limited number of need-to-know employees, CMOs of the products who are bound by strict confidentiality provisions, and regulatory authorities as required.
Obagi Medical is anchored by the Obagi Nu-Derm® System, setting the foundation for transformative medical-grade skincare and which we believe is the leading prescription-based topical skin health system on the market. The Obagi Nu-Derm System and related products accounted for a significant portion of the total products shipped in year ended December 31, 2024, the year ended December 31, 2023, the period from July 28, 2022 to December 31, 2022, and the period from January 1, 2022 to July 27, 2022 (Predecessor Period). Sales of Obagi Nu-Derm products experience seasonality. We believe this is due to variability in patient compliance that relates to several factors such as a tendency to travel and/or engage in other disruptive activities during the summer months. While we have earned a strong reputation for offering premier hyperpigmentation solutions, our portfolio has expanded over time to include a line of Vitamin C powered antioxidant products, our Obagi Professional-C® line, as well as the ELASTIderm® line, which leverages our patented Bi-Mineral Contour Complex™ technology to address elasticity and firmness in the skin. Other products within the comprehensive Obagi Medical franchise include products to address hydration, sun protection, and acne. These solutions incorporate a range of individual prescription and non-prescription therapeutic agents, as well as cosmetic ingredients to address the needs of consumers who seek advanced skincare in a customized skincare regimen designed by a professional.

As we look ahead, our growth strategy continues to be:
1.Double down on our brand DNA
2.Accelerate cutting-edge, science-backed innovation
3.Grow brand awareness and footprint
Certain of our products, including Nu-Derm® Clear, Blender and Sunfader, as well as the Obagi-C® Rx C-Clarifying Serum and C-Night Therapy Cream, which are part of the Obagi-C® Rx System, contain 4% HQ. These products are marketed as prescription-only drugs, however, we have not sought nor obtained the required premarket approval from the FDA to market these products in the U.S. The FDA has historically utilized a risk-based enforcement approach with respect to drugs marketed without approval in accordance with its active CPG, issued in 2006 and subsequently amended in 2011, in which the FDA announced a drug safety initiative to remove unapproved drugs from the market and established enforcement priorities and a policy of enforcement discretion with respect to marketed unapproved products. While the FDA has expressed its view that all prescription HQ products should be reviewed and approved by the FDA, we believe our prescription-only HQ products do not fall within the previously established categories of unapproved drugs for which the FDA has indicated it prioritizes enforcement. We have not received any communications from the FDA or any similar regulatory authorities regarding our Nu-Derm HQ or any other products. However, whether due to safety concerns or otherwise, in the future the FDA may choose to pursue an enforcement action against us and determine that our HQ products should be removed from the market until we obtain approval of a NDA. For example, although our prescription-only HQ products are made with 4% HQ, the FDA has historically expressed concerns regarding the safety of 2% HQ products, sold on an OTC basis. In particular, in August 2006, the FDA issued a proposed rule that cited certain preclinical evidence suggesting that HQ may be carcinogenic, if orally administered, and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots, after continued use of concentrations as low as 1 to 2 percent. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied HQ, and classified OTC skin-bleaching drug products, including HQ, as not GRASE, as misbranded, and as new drugs within the meaning of the FDCA, meaning that such products would need to be approved through the NDA process in order to be legally marketed in the U.S. Although this proposed rule was never finalized, in March 2020 the CARES Act was enacted, which among other things deemed any OTC drugs that were identified as not GRASE in the FDA’s most recent proposed rulemaking for such OTC drugs to be “new drugs” and misbranded within the meaning of the FDCA, meaning that such drugs could not be marketed without an approved drug application as of September 23, 2020. As a result, products containing HQ are prohibited from being marketed in the U.S. as OTC drug products without an approved NDA. Subsequently, on April 19, 2022, the FDA announced that it had issued warning letters to 12 companies for continuing to sell 2% HQ products on an OTC basis, citing violations of the applicable CARES Act provisions. Furthermore, in June and July of 2022, the FDA issued warning letters to two other manufacturers of products containing HQ.
The FDA’s announcement also cited reports describing serious side effects associated with the use of skin lightening products containing HQ, including reports of skin rashes, facial swelling, and skin discoloration. The FDA’s safety concerns regarding these lower-concentration OTC HQ products could prompt the FDA to assert that our higher-concentration, prescription-only HQ products represent a higher priority for enforcement pursuant to the active CPG. In many countries, including the EU, Canada, Australia and Japan, HQ is regulated as a drug and requires a prescription. We have not sought nor obtained regulatory approval to distribute our HQ products in these countries, and instead offer our Nu-Derm Fx and Obagi-C Fx solutions, which contain the skin brightening agent arbutin, for these markets. In the EU, the European Commission has expressed concerns on the potential use of (alpha and beta) arbutin in cosmetic products and this has led to additional consultation with the SCCS (Scientific Committee on Consumer Safety), further to which a call for data was launched which ended in April 2021. In January 2023, the SCCS issued its final opinion on the safety of alpha arbutin and beta arbutin in cosmetic products. The main conclusions in this opinion were that: (i) that alpha-arbutin used in face creams up to a maximum concentration of 2% and in body lotions up to a concentration of 0.5% is safe, also when used together; (ii) beta-arbutin used in face creams up to a maximum concentration of 7% is safe; (iii) HQ should remain as low as possible in formulations containing alpha-or beta-arbutin and should not be higher than the unavoidable traces in both arbutins, and (iv) aggregate exposure of alpha-arbutin (2% in face cream and 0.5% in body lotion) with beta-arbutin (7% in face cream) are considered safe. No amendments were made to the EU Cosmetics Regulation prohibiting or restricting the use of alpha- and/or beta-arbutin following this final opinion. In addition, Obagi’s arbutin products are permitted to be sold in the Asia-Pacific region countries in which Obagi distributes such products. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Obagi Medical Business—Obagi Regulatory Risks—Legal and Regulatory Risks That Could Adversely Impact Our Obagi Skincare Business.”

Obagi Clinical
Our Obagi Clinical line, launched in December 2018, was designed to meet the needs of “skin-tellectual” consumers who may not yet regularly visit a dermatologist or skincare professional. The product line was primarily targeted for Southeast Asian markets. In connection with the restructuring of Obagi Medical’s business in Southeast Asia, in 2023, the Company decided to discontinue the Obagi Clinical range and focus on selling the flagship Obagi Medical range in the region.
Obagi Medical Science
Innovative Research and Development
Over the course of our over 35-year legacy, Obagi Medical has amassed a robust global portfolio of registered patents on product and technology innovations, which we believe sets us apart from our competitors. Although a number of our patents will expire over the next five years, we do not believe the expiration of such patents will have a material effect on our business or results of operations because the formulations for the products covered by such patents are still treated as trade secrets, which are known only by a limited number of need-to-know employees, CMOs of the products who are bound by strict confidentiality provisions, and regulatory authorities as required.
Research and Development (R&D) Program
Our R&D program aims to design products and execute studies that demonstrate the high-quality design of our formulas and powerful performance of our products. We apply a scientific approach to all of our products, from inception to development and testing. After formulation, all of our products are tested for integrity, safety, and performance.
Bausch Health, the manufacturer of our tretinoin products, holds an ANDA for such products, meaning the FDA has found such products to be bioequivalent to other tretinoin products approved through the NDA process. To approve a NDA for a product, the FDA generally requires applicants to demonstrate the safety and efficacy of the product through successful completion of well-controlled clinical trials usually employing several hundred to a few thousand subjects. None of our other products are distributed under a NDA or ANDA approved by the FDA. However, the FDA may require us to conduct well-controlled clinical trials to establish the safety and efficacy of our prescription strength HQ products and to obtain a NDA to continue marketing our HQ products. Nonetheless, we do conduct thorough testing of all of products, whether they are cosmetics, OTC drugs, or prescription-strength products, to evaluate their safety and performance. Prior to launch, our products undergo several safety tests, including, but not limited to, human repeat insult patch tests, used to help predict the likelihood for induced allergic contact dermatitis, comedogenicity tests, to ensure the product does not clog pores, and cumulative irritation tests. In addition to these safety and tolerability studies, we have conducted more than 30 studies with the leading academic institutions and key independent experts in dermatology and aesthetic medicine for our products. None of these studies have been used to support an application for marketing approval with the FDA or other similar regulatory authority. Consequently, they were not designed to fulfill the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority.
Sales and Marketing
Domestic
In the U.S., we sell our Obagi Medical systems and related products to physicians, including physicians on site at medical spas, through our direct sales force. The licensed medical professionals we sell to then dispense our products in-office, directly to their patients, a distribution method commonly referred to as the “physician-dispensed” channel.
All of the Obagi Medical products for the physician-dispensed channel are sold through the Physician Channel Provider, which purchases products from us to maintain a sufficient inventory for this channel and operates and manages the ordering portal for our physician customers, receives and fulfills orders, and provides customer service functions (including call center services), processes product returns, runs customer credit checks, and offers invoicing, and collection, accounts receivable and chargeback services. Although the Physician Channel Provider is considered to be our customer as they purchase products from us for physicians and customers who purchase products from us on our e-commerce platform, we maintain control of the product inventory in their warehouse and manage the relationship with the end customer until immediately prior to their sale and do not recognize revenue for sales to the Physician Channel Provider until sell through to the end customer. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” for more information on the recognition of revenue from the Physician Channel Provider.
We also sell products to consumers via e-commerce platforms through www.obagi.com and www.amazon.com, as well as a number of other authorized e-retailers and distributors. We intend to continue to develop these sales channels to grow our brand awareness and footprint.
The North American market accounted for the majority of our net revenue for the year ended December 31, 2024, the year ended December 31, 2023, the period from July 28, 2022 to December 31, 2022, and the period from January 1, 2022 to July 27, 2022 (Predecessor Period), respectively.
International
International markets accounted for a significant portion of our net revenue for the year ended December 31, 2024, the year ended December 31, 2023, the period from July 28, 2022 to December 31, 2022, and the period from January 1, 2022 to July 27, 2022 (Predecessor Period) respectively. We address international markets through 36 international distribution partners that have sales and marketing activities in over 82 countries outside of the U.S., and a trademark and know-how license agreement and a license distribution agreement for the retail drug store channel in Japan. We target distribution partners who are capable and willing to mirror our sales and distribution model in the U.S. and who have an established business and reputation with physicians. The products that we sell internationally are generally the same formulations as those sold in the U.S.; however, in some instances, formulations have been modified to comply with the regulatory requirements of certain countries, particularly in the U.K., Europe and Asia. These distributors use a model similar to our business model in the U.S., addressing their territories through direct sales representatives who sell to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. Our distribution agreements typically grant distributors the right to distribute and sell our products to licensed medical professionals and skincare clinics within a specified territory, require them to purchase a specified minimum amount of our products each year, and have a term of two to five years.
Similar to our domestic sales channels, we intend to increasingly develop our online and e-commerce distribution channels and generally reserve the rights to distribute our products through other channels and e-commerce in such territories.
Although we have a broad base of international distributors, our SA Distributor historically accounted for a significant portion of Obagi Medical’s net revenue for the period from July 28, 2022 to December 31, 2022 and the period from January 1, 2022 to July 27, 2022 (Predecessor Period). See “Item 5. Waldencast’s Operating and Financial Review and Prospects” for more information regarding net revenue from Obagi Medical’s SA Distributor. Obagi Medical’s agreement with the SA Distributor granted the SA Distributor a non-exclusive right to distribute our products in Vietnam and South Korea, contained minimum purchase requirements and had a term that expired on December 31, 2026.
In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi’s subsidiaries entered into and consummated a Purchase Agreement (the “Vietnam Purchase Agreement”) with Obagi Vietnam and the Company’s Southeast Asia Distributor (“SA Distributor”), pursuant to which, among other terms, Obagi acquired certain assets of Obagi Vietnam from the SA Distributor and in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, an indirect subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve months ending December 31, 2026, subject to setoff for any owed obligations. The acquisition was determined to be an asset acquisition with the primary asset being the recovery of $1.6 million of inventory held by the SA Distributor. Further, the Company concluded that it was unlikely that the earnout projections were going to be attained and therefore did not record an earnout liability. Due to non-performance by the SA Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to restructure the business of Obagi Vietnam by hiring a new local management, finance and sales team to replace the previous SA Distributor team, entering into new on line and off line distribution agreements with reputable partners and re-applying for all product registrations, which were obtained in June 2023. In June 2024, Obagi entered into a Settlement and Release Agreement with the SA Distributor, which, among other things, extinguished the SA Distributor’s right to receive an earnout and the SA Distributor’s 40% interest in the outstanding equity of Obagi Blue Sea Holding, LLC.
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
Licensing
In Japan, we built an alternative model to build a presence and brand awareness for our products. We entered into a Trademark and Know-How License Agreement with Rohto to market and sell products in Japan using the Obagi brand name. Under our current agreement, Rohto is licensed to manufacture and sell a series of OTC and cosmetic products developed by it under the Obagi brand name in the Japanese drug store channel, for which it pays us a license fee. In 2008, we expanded that relationship to provide for collaboration on the development of new products and to pursue the higher end department store channel in Japan.
Concurrently with the Business Combination, on the Closing Date we entered into an Intellectual Property License Agreement (the “IP License Agreement”) and Global Supply Services Agreement (the “Supply Agreement”) with Obagi Hong Kong Limited, a subsidiary of Cedarwalk Skincare Ltd. (“Obagi Hong Kong”) for the sale of Obagi Medical products throughout the China Region. Under these agreements, we will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), Obagi Medical products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong will purchase such products, with the exclusive right to distribute and sell such products in the China Region. In return, Obagi Hong Kong will pay us a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of these related party transactions.
Competition
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and/or distribution channels, attempt to penetrate existing markets with new products and expand into new distribution channels.
Manufacturing
We currently outsource all our product manufacturing to third-party CMOs. We have two or more qualified CMOs for some of our key products, however, certain products are currently supplied by a single source. The termination of our agreement with a single source supplier or any loss or disruption of services under such agreement could be difficult for us to replace upon the same favorable terms. The transfer of technology required to begin using a new CMO is also a lengthy process, which can take six to 18 months to achieve. We believe our manufacturing processes provide us with a competitive advantage, which we have developed through years of experience formulating skin care products. For all of our proprietary product concepts, we believe we own the related manufacturing processes, methods, and formulations.
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
Bausch Health, which formerly owned the business of Obagi Medical, is our only supplier and manufacturer of tretinoin. We have a contract with Bausch Health that has an initial termination date in 2027. While there are several other manufacturers of generic tretinoin, the termination of this agreement or any loss of services under the agreement could be difficult for us to replace upon the same or similarly favorable terms.
Intellectual Property
The design of our systems and products is generally proprietary to us, and we hold patents worldwide for the composition of many of these products. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We also rely on trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.
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
 Milk Makeup’s Dream and Mission
Company Overview
Milk Makeup was launched in 2016 with the goal of building a global movement to challenge and broaden the definition of beauty. Milk Makeup is a leading, award-winning clean prestige makeup brand with unique products, a strong following among Gen-Z and Gen-Alpha consumers and an emerging global presence. We believe that our ability to authentically connect with culture while developing unique, effective and easy to use products that are also 100% vegan, clean and cruelty-free sets us apart from other brands
The brand is currently distributed online via www.milkmakeup.com, in omni-channel retail through Sephora (in the U.S. (including Sephora at Kohl’s), Canada, EU, Middle East, India, and Australia), and on Amazon (in the U.S., Canada, United Kingdom, and Germany). In the U.K., the brand is distributed at Sephora, Space NK and online at Cult Beauty and ASOS.
Our plan is to continuously renew relevance with our younger core demographic while expanding into more mature demographics, who tend to have higher disposable income, through awareness building and product storytelling. This will create strong future growth potential for the brand.
Product Overview
Milk Makeup offers an portfolio of over 250 makeup and skincare SKUs. We currently have bestselling products at Sephora in the U.S. in the primer, blush, and setting spray categories with our Hydro Grip Primer, Hydro Grip Set & Refresh Spray, Cooling Water Jelly Tint, and Lip + Cheek. We also have strong positions in the bronzer category with Matte Bronzer, mascara category with Kush Mascara and brow category with Kush Brow, showcasing the versatility of the brand. We currently have offerings in the foundation and concealer categories as well as liner, eyeshadow and lip color. We also believe that we can expand further into other beauty categories such as skincare, haircare, bath/shower and fragrance.
Sales and Distribution Strategy
Milk Makeup has had a strong exclusive relationship with Sephora covering most markets, including the U.S., Canada, Europe, the Middle East, India, Australia, and New Zealand. Selling through Sephora has also allowed us to internationalize efficiently due to the synergies within the Sephora ecosystem in terms of common management, terms, and merchandising. For the year ended December 31, 2024 and December 31, 2023, Milk Makeup’s international retail revenue accounted for a substantial portion of its total net revenue. Milk Makeup has entered into distribution or vendor agreements with Sephora North America, Sephora Canada, Sephora Middle East and Sephora Australia and New Zealand. Pursuant to those agreements, we grant Sephora the exclusive right to import and distribute our selected products within the territories described in the agreements. In addition, those agreements contain a term of exclusivity of up to three years, which can be automatically renewed by either party. Each of these agreements can be terminated without penalty by either party by giving advance written notice to the other party. None of our agreements with Sephora contain any minimum purchase requirements. In early 2023, Milk entered into new amendments with respect to the Sephora agreements that updated certain terms and extended the exclusivity of the Milk brand with Sephora through 2024 in certain of the above regions.

As of December 2024, Milk Makeup was present in approximately 1,430 Sephora locations in the U.S. and 100 in Canada, including Sephora inside JCPenney and Sephora at Kohl’s locations. In Europe, Milk Makeup was present through Sephora in France, Germany, Spain, Sweden, Denmark, India, Italy, Poland, Portugal, Switzerland, Greece, the Czech Republic and the Balkans and Turkey.
Our e-commerce site, www.milkmakeup.com, is a direct-to-consumer, platform that currently ships across the U.S. For the year ended December 31, 2024, milkmakeup.com accounted for an insignificant portion of our net revenue.
We continuously assess new channels and other e-commerce expansion opportunities across regions.
Competition
Our main competitors are Unilever P.L.C., Coty Inc., e.l.f. Beauty Inc., L’Oréal S.A., LVMH Moet Hennessy Louis Vuitton SE, The Estée Lauder Companies Inc., P&G, Revlon Inc., and Shiseido Company, Limited. These companies own both legacy brands as well as younger previously independent brands. Milk Makeup also competes directly with privately held brands, including ONE/SIZE, Merit Beauty, Pat McGrath Labs, Ilia, Kosas, Rare Beauty, Anastasia Beverly Hills, Huda Beauty, Forma, Saie, Tarte, and Tower 28. Merit Beauty, Ilia, Saie, Kosas, and Tarte, which are also clean beauty brands and have partnerships with Sephora, are the key competitors of Milk Makeup. Among other areas, Milk Makeup believes that it competes against other cosmetics brands on price, quality of products and packaging, perceived value, innovation, in-store presence and visibility, and e-commerce and mobile commerce initiatives. Milk Makeup is focused on expanding its market share in the color cosmetics industry and continuing to be a leader in clean make-up.
Values and Commitments
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
•“Clean” Ingredients: We are dedicated to creating natural products, which means our products will never contain any of the over 2,500 controversial and potentially harmful or irritating ingredients, including parabens, sulfates, BHA, BPA, plastic microbeads, talc, urea, retinyl palmitate, mercury or mercury-containing ingredients, resorcinol, formaldehyde, aluminum salts, and mineral oil. We publish a complete and growing list of ingredients we will never use in our “Ingredient No List.”
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
Government Regulation
U.S. Regulation of Cosmetics Products
Our products are subject to regulation by the FDA the FTC and comparable state, local and foreign regulatory authorities and, over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. These laws and regulations govern, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, disposal, record-keeping, promotion, advertising, distribution, marketing, export and import of drugs and cosmetic products. Noncompliance with applicable regulations could result in enforcement action by the FDA, FTC, or other regulatory authorities within or outside the U.S., including, but not limited to, product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
The majority of our products are cosmetics. The FDCA defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance with the exception of “soap” as defined by FDA, the regulation of which varies based on its intended use. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, and other laws and regulations. Cosmetics are not subject to pre-market approval by the FDA; however certain ingredients, such as color additives, must be pre-approved for the specific intended use in the product and are subject to certain restrictions on their use. The FDA may, by regulation, require warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.
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
We market certain products, such as chemical peels, as cosmetics, with stronger peels sold only to licensed healthcare providers for professional use only. However, the FDA may disagree with our determination that these products do not require FDA premarket review and approval. Similar risks may apply in foreign jurisdictions. If any of our products we intend to sell as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products and to apply for pre-market approval of such products from the FDA.
The FTC, FDA, and other governmental authorities also regulate advertising and product claims regarding the safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product or ingredient, and reasonable basis to support any marketing claims. As such, product claims must be adequately substantiated. What constitutes a reasonable basis for substantiation of claims can vary widely from market to market, and we cannot assure you that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the use and safety of our products. If the products or any ingredient is or is alleged to be adulterated or misbranded, or if the safety or effectiveness of the products or ingredients has not been adequately substantiated, or if any other product claims lack adequate substantiation or are alleged to be false or misleading, regulators may take enforcement action or impose penalties, such as monetary consumer redress, or consumer lawyers can bring claims or an action against us, including, among other things, seeking damages, an amendment of the claims, and/or injunctive or other equitable relief, such as requiring us to revise our marketing materials, preventing us from making certain claims about the products or ingredients, stop selling certain products, or requiring us to add a specific warning label or disclaimer about the products or ingredients. Any of which could harm our business, financial condition and results of operations. Other warnings or disclaimers may also be mandated pursuant to federal or state laws and regulations. We may also be subject to regulatory action if the FDA or other regulators determine our products, product ingredients, or operations do not comply with any applicable laws or regulations, and we could be required to stop selling, withdraw, recall, re-label or re-package any products on the market.
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
Significant changes to the regulatory landscape for cosmetic products are anticipated for the coming years as a result of the enactment of MoCRA. Under MoCRA, companies will be obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. Companies will need to be in compliance with many of the new requirements no later than July 1, 2024. MoCRA requires the FDA to issue regulations governing cGMP for cosmetic manufacturers by December 2025. We already require all third-party CMOs who enter into agreements to produce our products to represent and warrant to us that the products are made in accordance with cGMPs, including documentation, recordkeeping, building and facility design, equipment maintenance and personnel requirements.
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

Moreover, a failure to comply with the OTC monograph requirements could lead the FDA to determine that the drug is not GRASE, and thus is a “new drug” requiring approval in accordance with the NDA process.
U.S. Regulation of Medical Devices
Medical devices are subject to extensive and rigorous regulation by the FDA and by other federal, state and local authorities. The Federal Food, Drug, and Cosmetic Act and related regulations govern the conditions of safety, efficacy, clearance, approval, manufacturing, quality system requirements, labeling, packaging, distribution, storage, recordkeeping, reporting, marketing, advertising, and promotion of medical devices. Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a 510(k) premarket notification or approval of a premarket approval application (a “PMA”). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls, which can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life- supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed. We believe that, based on its intended use, our Skintrinsiq® device does not meet the FDCA’s definition of a medical device, and we have not sought FDA premarket review of this product. However, the FDA may disagree with our determination and subject the Skintrinsiq® device to medical device regulations. Similar risks may apply in foreign jurisdictions where we market our products.
Foreign Government Regulation
A key part of the growth strategy for our business is to expand the sale of products in international markets. To market our products in many non-U.S. jurisdictions we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In several countries, we rely on distributors or other third parties to comply with and obtain any relevant approvals, licenses or registrations. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval and could be lengthy. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, many countries from time to time evaluate the regulatory status of various products and ingredients. We may not obtain foreign regulatory approvals on a timely basis, if at all, or may choose not to implement a country’s labeling requirements if to do so would have a negative impact on our international or domestic operations.
For additional information on the regulatory environment in which we operate, see “Item 3. Key Information—D. Risk Factors—Risks of Conducting International Business—Conducting international business exposes us to risks such as currency fluctuations, cash repatriation restrictions, and changes in laws and regulations, which could negatively impact our operations and financial performance.”
C.Organizational Structure
Upon consummation of the Business Combination, Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi Medical and Milk Makeup are held by Waldencast LP, which is an indirect subsidiary of

Waldencast. Obagi Holdco 1, a wholly owned subsidiary of Waldencast, owns 91.3% of the partnership units in Waldencast LP. The following table sets out the subsidiaries of Waldencast, as of the date of this Report.

Company Name	Country of Incorporation	Proportion of Ownership Interest
Waldencast Vietnam Limited	Vietnam	91.3%
Milk Makeup LLC	U.S., Delaware	91.3%
Milk Makeup Europe, S.L.	Barcelona	91.3%
Milk Makeup UK Limited	England & Wales	91.3%
Obagi AsiaPac Limited	Hong Kong	91.3%
Obagi Blue Sea Holding, LLC	Cayman Islands	91.3%
Obagi Cosmeceuticals LLC	U.S., Delaware	91.3%
Obagi Global Holdings Limited	Cayman Islands	91.3%
Obagi Holdco 1 Limited	Jersey	100%
Obagi Holdco 2 Limited	Jersey	91.3%
Obagi Holdings Company Limited	Cayman Islands	91.3%
Obagi Netherlands B.V.	The Netherlands	91.3%
Obagi Viet Nam Import Export Trading MTV Company Limited	Vietnam	91.3%
Waldencast Cayman LLC	Cayman Islands	100%
Waldencast Finco Limited	Jersey	91.3%
Waldencast Malaysia SDN. BHD.	Malaysia	91.3%
Waldencast Partners LP	Cayman Islands	91.3%
Waldencast Singapore Pte. Ltd.	Singapore	91.3%
Waldencast (Thailand) Co., Ltd.	Thailand	91.3%
Waldencast UK Operations Limited	England & Wales	91.3%
D.Property, Plants and Equipment
Waldencast’s property and equipment are held directly and through Obagi Medical and Milk Makeup. Information regarding Waldencast, Obagi Medical and Milk Makeup’s property and equipment is described above.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None / Not applicable.
ITEM 5. WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the other sections of this Report, including “Item 4. Information on the Company,” and our audited consolidated financial statements and notes thereto found in “Item 8. Financial Information.” For purposes of this section, the “Company,” “we,” or “our” refer to (i) Waldencast plc, and its subsidiaries (“Waldencast”) for year ended December 31, 2024 and the year ended December 31, 2023.
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
Overview
Waldencast, formerly known as Waldencast Acquisition Corp., is a Jersey incorporated company and UK tax resident. Waldencast, together with its consolidated subsidiaries, is a global multi-brand beauty and wellness platform whose ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring and accelerating the next generation of high-growth, purpose-driven brands that can benefit from the Company’s strong product and brand development capabilities. The first step in realizing our vision was the Business Combination with Obagi Medical and Milk Makeup. Our business is organized into two reportable segments—Obagi Medical and Milk Makeup.Obagi Medical sells industry-leading, advanced skin care products backed by science and formulated to minimize signs of skin aging, address dark spots, hyperpigmentation, fine lines and wrinkles, and to protect and enhance skin tone and texture. Obagi Medical offers over 125 products in the U.S. through various channels including physician-dispensed and direct to consumer, as well as in over 80 countries through international distributors, royalty agreements and several entities based in Southeast Asia. Milk Makeup creates vegan, cruelty-free, clean formulas and is headquartered in downtown New York City. Currently, Milk currently offers over 250 products primarily through its U.S. and international retail partners and online through www.milkmakeup.com.
Recent Events
Indebtedness
2025 Credit Agreement
On March 18, 2025, the 2025 Credit Agreement Borrowers, each a wholly owned subsidiary of Company, the 2025 Credit Agreement Parent Guarantor, TCW and the 2025 Credit Agreement Lenders entered into the 2025 Credit Agreement. The 2025 Credit Agreement provides for a five-year secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million (the “Term Loans”) and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million (the “Revolving Commitments”). The proceeds of initial borrowing under the 2025 Credit Agreement were and will be used to (i) repay in full all outstanding amounts under, and terminate, the 2022 Credit Agreement, (ii) pay fees and expenses relating to certain transactions contemplated by the 2025 Credit Agreement and (iii) fund working capital and for general corporate purposes. Borrowings under the 2025 Credit Agreement will accrue interest at a rate per annum equal to, at the 2025 Credit Agreement Borrowers’ option, (i) the Alternate Base Rate (as defined in the 2025 Credit Agreement) plus an additional margin ranging from 5.25% per annum to 6.50% per annum or (ii) the Adjusted Term SOFR Rate (as defined in the 2025 Credit Agreement and based on SOFR) plus an additional margin ranging from 6.25% per annum to 7.50% per annum, each depending on the Total Leverage Ratio (as defined in the 2025 Credit Agreement) for the applicable determination period. The applicable margin will increase by 0.25% per annum if the 2025 Credit Agreement Borrowers elect to refinance the Revolving Commitments with the ABL Facility (as defined in the 2025 Credit Agreement). The 2025 Credit Agreement Borrowers may elect to pay up to 3.00% of the accrued interest in kind at a rate equal to the applicable interest rate of such loan plus an additional 0.50% per annum for each 1.00% of cash interest that is elected to be paid in kind. The Term Loans will amortize at (i) 1.00% per annum payable in quarterly installments beginning on June 30, 2025 and prior to June 30, 2026, and (ii) 5.0% per annum payable in quarterly installments beginning on June 30, 2026 and thereafter.
With respect to the Term Loans and Revolving Commitments, certain prepayment, termination or reduction on or prior to the fourth anniversary of the Closing Date (as defined in the 2025 Credit Agreement) will be subject to a prepayment premium equal to (i) if made prior to the first anniversary of the Closing Date, 5.00% of the principal of the Term Loans so prepaid or of the Revolving Commitments so terminated or reduced, (ii) if made on or after the first anniversary of the Closing Date, but prior to the second anniversary of the Closing Date, 3.00% of the principal amount of the Term Loans so prepaid or of the Revolving Commitments so terminated or reduced, (iii) if made on or after the second anniversary of the Closing Date, but prior to the third anniversary of the Closing Date, 2.00% of the principal amount of the Term Loans so prepaid or of the Revolving Commitments so terminated or reduced, and (iv) if made on or after the third anniversary of the Closing Date, but prior to the fourth anniversary of the Closing Date, 1.00% of the principal amount of the Term Loans so prepaid or of the Revolving Commitments so terminated or reduced, in each case, subject to certain exceptions set forth in the 2025 Credit Agreement.
Obligations under the 2025 Credit Agreement will be guaranteed by and secured by a first priority lien on substantially all of the assets of the 2025 Credit Agreement Borrowers, the 2025 Credit Agreement Parent Guarantor and certain of their subsidiaries, subject to customary exceptions and limitations. The 2025 Credit Agreement contains (i) customary representations and warranties and affirmative covenants, (ii) negative covenants, including restrictions on incurring debt and liens, selling assets, certain fundamental changes, making investments and restricted payments, entering into certain transactions with affiliates, hoarding certain cash and other negative covenants as more fully described therein, and (iii) events of defaults, including, among other things, nonpayment, misrepresentation, breach of covenants, cross default with other indebtedness, loss of certain licenses, certain bankruptcy related events, indictment of a loan party and other events of default as more fully described therein.

Additionally, the 2025 Credit Agreement Credit Agreement requires the 2025 Credit Agreement Borrowers, the 2025 Credit Agreement Parent Guarantor and their certain subsidiaries to comply with certain financial covenants, including maintaining (i) a maximum Total Leverage Ratio (as defined in the 2025 Credit Agreement) of 5.75 to 1.00 which steps down over time to 2.50 to 1.00, (ii) a minimum Fixed Charge Coverage Ratio (as defined in the 2025 Credit Agreement) of 1.15 to 1.00 which steps up over time to 1.50 to 1.00, in each case, commencing on March 31, 2025 and (iii) a minimum liquidity of $12.5 million for any period of three consecutive business days. The foregoing description of the 2025 Credit Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the 2025 Credit Agreement, which is attached hereto as Exhibit 4.18 and incorporated in this item by reference.
Components of Results of Operations
Net Revenue
Net revenue is generated through both of our operating segments and is recognized net of provisions for estimate volume rebates, discounts, markdowns, margin adjustments, returns and payments to distributors.
Net Product Revenue
Our Obagi Medical segment generates net revenue through direct product sales, sales to distributors and royalties. Direct sales predominantly consists of sales through our direct to physician channel, within which an Obagi Medical salesforce manages relationships with a large network of physicians and similar accounts across the U.S., and DTC sales on www.obagi.com and Amazon. While all channels depend on the company’s ability to effectively drive demand for products, through innovation and effective marketing, the direct to physician channel performance is also directly linked to the performance of the sales team in opening new physician accounts and maintaining relationships with existing accounts.
Obagi Medical distributor revenue consists mostly of sales to international distributors across over 80 countries across Europe, Latin America, the Middle East, and Asia. To a more limited extent, Obagi Medical sells products in the U.S. for sale on third-party e-commerce websites, spas and through liquidation channels.
Mike Makeup generates the majority of its net revenue through direct sales, made up of DTC sales through its U.S. website www.milkmakeup.com and U.S. and international retail partners, including Sephora, Lyko and select retailers in Scandinavia, and Space NK and Boots in the UK. Increasing retail sales of Milk Makeup products is a key driver of the brand’s success, through existing partners and building new partnerships in the U.S. and internationally. The brand has recently announced that it will be launching in Ulta Beauty across the U.S. in Spring 2025. A much smaller proportion of Milk Makeup net revenues are generated through a distributor selling Milk Makeup via an online marketplace distributor.
Related Party Revenue
In connection with the Obagi China Distribution we entered into the IP License Agreement, the Supply Agreement, and a Transition Services Agreement (the “Transition Services Agreement”) with the Obagi China Business. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of the IP License, Supply and Transition Services Agreements.
Under the IP License Agreement, we granted an exclusive license to certain intellectual property relating to the Obagi Medical brand to Obagi Hong Kong, and we retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. Obagi Hong Kong purchases inventory from the U.S. for resale in the China Region and pays us a royalty on gross sales of licensed products.
Under the Supply Agreement, we supply, or cause to be supplied through certain of our CMOs, products to Obagi Hong Kong for distribution and sale in the China Region. The parties operated under an interim supply agreement, which terminated in July 2023. However, the parties continued to operate under the interim supply agreement terms until December 2024, at which point the remaining related party liability was amortized and released as the Company had fulfilled its contractual obligations related to pricing. The Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. The Company anticipates it will continue supplying the Obagi China Business with products until the Obagi China Business has been added as a party to Obagi’s CMO agreements, at which time it will then order directly from the CMOs.

Royalties
Our Obagi Medical segment generates royalty revenue from the sale of products in China by Obagi Hong Kong and in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi Medical brand name in the Japanese retail skincare channels. Performance of royalty revenue is impacted by the success of Rohto, as well as exchange rate fluctuations.
Cost of Goods Sold
Cost of goods sold (“COGS”) consists primarily of expenses related to inventory, and promotional product costs, including when inventory and promotional products are sold or written down, freight and inventory inspection costs, depreciation and amortization of product-related intangible asset and supply agreements, and amortization of the inventory fair value step-up related to the Business Combination. Finished goods are primarily purchased directly from third-party contract manufacturers, with the increase in COGS being proportionate to increases in revenue.
Selling, General, and Administrative
Selling, general and administrative costs (“SG&A”) include expenses we incur in the ordinary course of business relating to personnel and stock-based compensation, marketing, supply chain, office costs, I.T., regulatory, research and development, and professional fees. We expect SG&A expenses to increase in absolute dollars as we continue to invest in building and maintaining our customer base, growing our business, enhancing our brand awareness, hiring additional personnel and upgrading and expanding our systems, processes, and controls to support the growth in our business, as well as our increased compliance and reporting requirements as a public company.
Depreciation and Amortization
Depreciation and amortization expenses are related to our property and equipment and intangible assets. Product-related intangible asset amortization is presented in cost of goods sold in the consolidated statement of operations and comprehensive loss. Depreciation and amortization expenses not classified in cost of goods sold are presented in SG&A expenses.
Loss on Impairment of Goodwill
Impairment of goodwill recognizes the difference between the carrying value and fair value of goodwill. The process of evaluating goodwill for impairment is subjective and requires significant judgment and estimates. At least annually, and more frequently if events and circumstances warrant, we test goodwill for impairment. This is performed first through an optional qualitative assessment and then, if indicators of impairment exist, through a quantitative assessment. When performing the optional qualitative analysis, we consider many factors including general economic conditions, industry and market conditions, financial performance, key business drivers, and long-term operating plans.

Results of Operations
For discussion related to our financial condition, changes in financial condition, and results of operations for 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 30, 2024.
The following tables summarize our consolidated statements of operations data for the periods presented:

(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Change ($)	Change (%)
Net revenue	$273,868	$218,138	$55,730	25.5%
Cost of goods sold	82,124	76,561	5,563	7.3
Gross profit	$191,744	$141,577	$50,167	35.4
Selling, general and administrative	245,297	223,508	21,789	9.7
Loss on impairment of goodwill	5,031	—	5,031	—
Total operating expenses	$250,328	$223,508	$26,820	12.0
Operating loss	$(58,584)	$(81,931)	$23,347	(28.5)
Interest expense, net	17,155	18,906	(1,751)	(9.3)
Change in fair value of derivative warrant liabilities	(23,627)	10,337	(33,964)	(328.6)
Other (income) expense, net	(3,574)	1,769	(5,343)	(302.0)
Total other (income) expenses, net	$(10,046)	$31,012	$(41,058)	(132.4)
Loss before income taxes	(48,538)	(112,943)	64,405	(57.0)
Income tax expense (benefit)	110	(6,975)	7,085	(101.6)
Net loss	$(48,648)	$(105,968)	$57,320	(54.1)
Net Revenue
Net revenue increased $55.7 million, or 25.5%, to $273.9 million for the year ended December 31, 2024 from $218.1 million for the year ended December 31, 2023. The increase in revenue was primarily attributable to increases in direct to consumer digital channels of $33.7 million, growth in the U.S. retail channels of $16.8 million and continued international growth and expansion of $14.0 million. Specifically in Q4 2023, Obagi Medical moved the management of Amazon in-house to become a direct sales model from a distributor model, which improved profitability and growth in the digital channel. The offsetting $8.9 million reduction in growth was primarily driven by the loss of sales of the former SA distributor and a drop in related party revenue with the Obagi China Business.
Cost of Goods Sold
COGS increased $5.6 million, or 7.3%, to $82.1 million for the year ended December 31, 2024 from $76.6 million for the year ended December 31, 2023. The increase in COGS was primarily due to an increase in revenue which drove the absolute dollars up, an increase in liquidations of product that was previously written down in prior periods, offset by a decrease of $1.7 million related to the amortization of the inventory fair value step-up related to the Business Combination.
Selling, General and Administrative
SG&A expense increased $21.8 million, or 9.7%, to $245.3 million for the year ended December 31, 2024 from $223.5 million for the year ended December 31, 2023. Selling, marketing and distribution expenses increased $24.8 million, or 35.2%, as a direct result of distribution expansion and marketing investment to grow awareness and community. Milk Makeup sales included four new retail channels, including initial shipments to the recently announced partnership with Ulta Beauty. Obagi Medical continued its international expansion and growth of its direct-to-consumer channel capabilities, for which the costs incurred as a result of internalization annualized in 2024. General and administrative costs increased $12.5 million, or 22.7%, as the Company continues to invest in people and infrastructure to support future growth and build Group capabilities. Partially offsetting these increases, non-recurring costs (predominantly related to the SEC investigation), declined by $12.3 million, or 34.4%, following the successful completion of the Company’s restated

financial statement filing in the first half of the year ended December 31, 2024. Other significant components of SG&A, share based compensation and depreciation and amortization, remained in line with the prior year.
Loss on Impairment of Goodwill
The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2024, and the analysis indicated there was an impairment of goodwill. Through a qualitative analysis, we determined that it was more likely than not that the fair value of the reporting unit associated with the Obagi Medical reporting unit was less than its carrying amount and a quantitative analysis was performed, at an interim date. As a result, the Company recorded a non-cash goodwill impairment charge of $5.0 million during the year ended December 31, 2024.
Since the carrying value of the reporting unit is now equal to its fair value, as of the annual impairment test date due to the impairment recognized in the period, if we are not successful in meeting our projected revenue or profitability growth rates, or if market conditions including inflation, the valuation of its competitors, a market capitalization decrease, or other negative factors exist, there could be a future decrease in the fair value of the Obagi Medical reporting unit below the carrying value resulting in additional future impairments.
The Company performed a qualitative review of the Milk Makeup reporting unit, which did not indicate that the fair value of the reporting unit was less than the carrying value. On that basis, management concluded that there was no change in the fair value. As a result, the goodwill balance for the Milk Makeup reporting unit has not changed.
No impairment of goodwill was recorded during the year ended December 31, 2023.
Interest Expense, net
Interest expense, net decreased $1.8 million, or 9.3%, to $17.2 million for the year ended December 31, 2024 from $18.9 million for the year ended December 31, 2023 primarily due to interest expense on the 2022 Term Loan and a lower average draw on the 2022 Revolving Credit Facility throughout the year. As of December 31, 2024, the Company had unpaid principal of $153.1 million and $15.0 million on the 2022 Term Loan and the 2022 Revolving Credit Facility, respectively, with a weighted average interest rate of 8.7% and 8.7%, respectively, outstanding under the 2022 Credit Agreement.
Change in Fair Value of Derivative Warrant Liabilities
The change in fair value of derivative warrant liabilities changes according to the remeasurement of the fair value of the warrants at the end of each reporting period following the Business Combination. The change in fair value of the warrant liabilities was the result of decreases in market prices of our common stock and other observable inputs deriving the value of the financial instruments.
Other (Income) Expense, Net
Other (income) expense, net totaled $3.6 million of income for the year ended December 31, 2024, consisting primarily of $3.4 million of income related to the release of the below market contract liability due to the termination of the interim Supply Agreement. See “Item 8. Financial Information—Note 16. Related Party Transactions.”
Income Tax Expense (Benefit)
Income tax expense for the year ended December 31, 2024 was $0.1 million with a corresponding effective tax rate of (0.2)% compared to an income tax benefit of $7.0 million with a corresponding effective tax rate of 6.2% for the year ended December 31, 2023. The change in effective tax rate was predominantly driven by the Company migrating its place of residence to the United Kingdom, prior year true-ups, and rate differences.
For the year ended December 31, 2024 and the year ended December 31, 2023, the Company recognized a valuation allowance of $22.5 million and $19.8 million, respectively, to account predominantly for the portion of the deferred tax asset that was more likely than not to not be realized due to cumulative loss incurred at Obagi Holdco 1 Limited for its investment in Waldencast LP, and associated net operating losses.

Non-GAAP Financial Measures
In addition to our results of operations and measures of performance determined in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions, as they are similar to measures reported by our public competitors.
Comparable Net Revenue, Comparable Growth, Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. These metrics are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Additionally, investors should not solely rely on our non-GAAP financial measures as they do not reflect our current or future cash requirements and working capital needs.
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
Comparable Net Revenue and Comparable Growth
We define and calculate Comparable Net Revenue as net revenue excluding sales related to the former Obagi China Business, which was not acquired by Waldencast at the time of the Business Combination. The sales to the Obagi China Business have a below market sales price for a defined period of time after the acquisition of Obagi Medical. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales.
Comparable Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage. We adjust for this item because the sales to a related party with below market sales prices does not reflect the recurring metrics of the business.

(In thousands, except for percentages)	Year ended December 31, 2024	Year ended December 31, 2023
Net Revenue	$273,868	$218,138
Obagi Medical China Business	2,804	5,619
Comparable Net Revenue	$271,064	$212,519
Comparable Growth	27.5%
Adjusted Gross Profit and Adjusted Gross Margin
We define and calculate Adjusted Gross Profit as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of supply agreements and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability to Obagi China, which management believes is not reflective of core operating performance given the nature, size and non-recurring nature of the Business Combination, see “Item 8. Financial Information—Note 3. Business Combinations.” We define and calculate Adjusted Gross Margin as Adjusted Gross Profit as a percentage of net revenue. We adjust for these items because we do not believe they reflect normal, recurring activity, may obscure underlying business trends and make comparisons of long-term performance challenging.

The table below presents our Adjusted Gross Profit and Adjusted Gross Margin based on the Company’s segments reconciled to our gross profit and gross margin, the closest GAAP measures for the periods indicated:

	Year ended December 31, 2024
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Waldencast (Total)
Net revenue	$149,266	$124,602	$273,868
Gross Profit	106,760	84,984	191,744
Gross Margin %	71.5%	68.2%	70.0%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(2,260)	—	(2,260)
Discontinued product write-off(2)	2,864	—	2,864
Amortization expense of intangible assets(3)	11,205	—	11,205
Adjusted Gross Profit	$118,569	$84,984	$203,553
Adjusted Gross Margin %	79.4%	68.2%	74.3%
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the distribution contract was terminated.
(3) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Year ended December 31, 2023
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Waldencast (Total)
Net revenue	$117,651	$100,487	$218,138
Gross Profit	76,582	64,995	141,577
Gross Margin %	65.1%	64.7%	64.9%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(4,058)	—	(4,058)
Amortization of the inventory fair value adjustment(2)	—	1,691	1,691
Amortization impact of intangible assets(3)	11,205	—	11,205
Adjusted Gross Profit	$83,729	$66,686	$150,415
Adjusted Gross Margin %	71.2%	66.4%	69.0%
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
Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include:
•non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value and release of the related party liability to Obagi China, change in fair value of financial instruments, loss on impairment of goodwill and leases, and foreign currency translation loss (gain);
•interest expense and income tax expense or benefit; and
•expenses that are not related to our underlying business performance, such as:
◦transaction-related costs which includes mainly legal, advisory and consulting fees related to the restatement, and legal expenses in connection with the Business Combination;
◦non-recurring inventory recovery and discontinuation related to the termination of the relationship with the SA Distributor;

◦contract termination fees with certain distributors; and
◦other non-recurring costs including restructuring, and legal settlements.

The tables below presents our Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure for the periods indicated:

	Year ended December 31, 2024
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)
Net (Loss) Income	$(31,524)	$8,803	$(25,927)	$(48,648)
Adjusted For:
Depreciation and amortization	41,591	18,424	—	60,015
Interest expense (income), net	12,391	(1)	4,765	17,155
Income tax expense	(141)	32	219	110
Stock-based compensation expense	(328)	1,167	8,553	9,392
Legal and advisory non-recurring costs(1)	5,054	—	16,439	21,493
Change in fair value of derivative warrant liabilities and interest rate collar	—	—	(23,679)	(23,679)
Amortization and release of related party liability(2)	(5,678)	—	—	(5,678)
Loss on impairment of goodwill	5,031	—	—	5,031
Other non-recurring costs(3)	4,120	639	334	5,093
Adjusted EBITDA	$30,516	$29,064	$(19,296)	$40,284
Net Revenue	$149,266	$124,602	$—	$273,868
Net Loss % of Net Revenue	(21.1)%	7.1%	N/A	(17.8)%
Adjusted EBITDA Margin	20.4%	23.3%	N/A	14.7%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigation.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(3) Other costs include legal settlements, foreign currency translation losses, product discontinuation costs related to advanced purchases for the SA Distributor, and restructuring costs.

	Year ended December 31, 2023
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)
Net Loss	$(32,214)	$(5,655)	$(68,099)	$(105,968)
Adjusted For:
Depreciation and amortization	41,984	18,514	—	60,498
Interest expense, net	12,644	590	5,654	18,888
Income tax (benefit) expense	(6,997)	10	12	(6,975)
Stock-based compensation expense	726	2,352	6,157	9,235
Legal and advisory non-recurring costs(1)	1,702	27	31,054	32,783
Change in fair value of derivative warrant liabilities and interest rate collar	—	—	10,443	10,443
Amortization of related party liability(2)	(4,058)	—	—	(4,058)
Other non-recurring costs(3)	7,027	2,566	(44)	9,549
Adjusted EBITDA	$20,814	$18,404	$(14,823)	$24,395
Net Revenue	$117,651	$100,487	$—	$218,138
Net Loss % of Net Revenue	(27.4)%	(5.6)%	N/A	(48.6)%
Adjusted EBITDA Margin	17.7%	18.3%	N/A	11.2%
(1) Includes mainly legal, advisory and consultant fees related to the Business Combination and the financial restatement of the 2020-2022 periods.
(2) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(3) Other costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency translation losses, the write-down and subsequent recovery of inventory from the SA Distributor, product discontinuation costs related to advanced purchases for the SA Distributor, lease impairments and contract termination fees.

Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity have been proceeds from the 2022 and 2023 PIPE Investments, private placements, and borrowings from banks.
In June 2022, we entered into the 2022 Credit Agreement which provided the Company with the 2022 Term Loan of $175.0 million (the “2022 Term Loan”) and 2022 Revolving Credit Facility with a borrowing capacity up to $45.0 million (the “2022 Revolving Credit Facility”). At the Closing Date (July 27, 2022) the total outstanding balance was $186.1 million. The proceeds from these borrowings along with the FPA and PIPE investments were primarily used to fund the $587.7 million of consideration paid, net of cash acquired, for the Obagi and Milk Business Combinations, as well as for debt issuance costs of $6.3 million, to settle the outstanding balance on the credit agreement previously entered into by Obagi Medical.
2022 Credit Agreement
Borrowings under the 2022 Credit Agreement may accrue interest at a rate per annum equal to, at the 2022 Credit Agreement Borrower’s election, either an alternate base rate plus an applicable margin of 2.5% per annum or a term benchmark rate plus an applicable margin of 3.5% per annum. In connection with the issuance of the 2022 Credit Agreement, we incurred $6.3 million of debt issuance costs.
As of December 31, 2024, we had an unpaid principal amount of $153.1 million, and unamortized debt issuance costs of $1.9 million on the 2022 Term Loan. The interest rate on the 2022 Term Loan was 8.9% and there was $1.3 million accrued interest as of December 31, 2024. As of December 31, 2024, we had an unpaid principal amount of $15.0 million, and unamortized debt issuance costs of $0.5 million on the 2022 Revolving Credit Facility. The interest rate on the 2022 Revolving Credit Facility was 8.4% and there was $0.1 million accrued interest as of December 31, 2024.
As of December 31, 2024, the current portion of the 2022 Term Loan and the 2022 Revolving Credit Facility was $15.3 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2022 Term Loan and 2022 Revolving Credit Facility was $1.2 million and $0.5 million, respectively. The weighted-average interest rate on the 2022 Term Loan was 8.7% and the 2022 Revolving Credit Facility was 8.7% and there was $1.4 million of accrued interest as of December 31, 2024.
In February 2024, we drew $15.0 million on the 2022 Revolving Credit Facility at an interest rate of 8.9%. For further information about the 2022 Credit Agreement and its subsequent amendments, see “Item 8. Financial Information—Note 7. Debt”
PIPE Investments
In September 2023, we entered into the 2023 Subscription Agreements with the 2023 PIPE Investors where they collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50.0 million investment by a stakeholder in Beauty Ventures, which was the beneficial holder of 20.0% of our Class A ordinary shares as of April 15, 2024. The remainder of the 2023 PIPE Investors were certain existing shareholders including Cedarwalk, certain members of the Sponsor, and Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68.0 million of proceeds were consummated on the First PIPE Closing Date. The remaining approximately $2.0 million of Subscription Agreements closed on the Second PIPE Closing Date, following receipt of regulatory approvals (the “PIPE Closings”). No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
For information about the 2023 Subscription Agreements and their related Lock-Up Agreements, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” in this Report and “Item 8. Financial Information—Note 16. Related Party Transactions.”
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
As of December 31, 2024, we had cash and cash equivalents of $14.8 million, of which $2.4 million is held in other currencies, primarily Thai Baht. As of December 31, 2023, we had cash and cash equivalents of $21.1 million.
Consolidated Cash Flow Data
In summary, our cash flows for each period were as follows:

(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Change ($)	Change (%)
Net cash used in operating activities	$(8,820)	$(29,775)	$20,955	(70.4)%
Net cash used in investing activities	$(2,920)	$(1,994)	$(926)	46.4%
Net cash provided by financing activities	$5,582	$44,329	$(38,747)	(87.4)%
Cash Flows from Operating Activities
Net cash used in operating activities of $8.8 million for the year ended December 31, 2024 was driven by the following:
•Net loss of $48.6 million primarily due to non-cash charges and SG&A expenses related to non-recurring legal and advisory costs. Non-cash charges included: (i) depreciation and amortization expenses of $60.0 million, (ii) stock-based compensation of $9.4 million, and (iii) loss on impairment of goodwill of $5.0 million. The net loss was favorably impacted by non-cash income (i) of $23.6 million related to the change in fair value of derivative warrant liabilities and (ii) amortization and release of related party liability of $5.9 million.
•Cash outflows resulting from the net change in operating assets and liabilities of $6.8 million, primarily driven by a decrease in operating lease liabilities of $2.7 million, decrease in accounts payable of $3.0 million, and an increase in accounts receivable of $3.2 million, offset by a decrease in inventories of $2.6 million.
•Non-cash reconciling credits related to deferred income taxes of $1.2 million.
Net cash used in operating activities of $29.8 million for the year ended December 31, 2023 was driven by the following:
•Net loss of $106.0 million resulting from the impact of higher operating expenses during the year ended December 31, 2023 primarily due to SG&A expenses related to legal and advisory non-recurring costs. A large portion of this loss resulted from non-cash charges related to: (i) depreciation and amortization expenses of $60.5 million, (ii) stock-based compensation of $9.2 million (iii) loss on impairment of lease related assets of $3.6 million and (iv) change in fair value of derivative warrant liabilities of $10.3 million.
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

Cash Flows from Investing Activities
Net cash used in investing activities was $2.9 million for the year ended December 31, 2024 which was primarily driven by the increases in capital expenditures of $3.0 million.
Net cash used in investing activities was $2.0 million for the year ended December 31, 2023, primarily driven by the increases in capital expenditures of $2.0 million.
Cash Flows from Financing Activities
Net cash provided by financing activities was $5.6 million for the year ended December 31, 2024. The change was primarily driven by: (i) an increase in proceeds of $15.0 million from the 2022 Revolving Credit Facility and (ii) a decrease in repayment of $10.5 million for the 2022 Term Loan and note payable.
Net cash provided by financing activities was $44.3 million for the year ended December 31, 2023. The change was primarily driven by: (i) proceeds from the PIPE Investments of $70.0 million, (ii) an increase in proceeds of $35.0 million from the 2022 Revolving Credit Facility, and (iii) a decrease in proceeds from repayment of $59.3 million for the 2022 Term Loan, 2022 Revolving Credit facility, and note payable.
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
Revenue Recognition
We recognize revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), which establishes principles for recognizing revenue at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. Our revenue is derived from two main sources: (1) product sales and (2) royalties from brand name licensing.
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
In addition, Obagi Medical’s distributors charge fees for certain services that they render to us. The services provided are in connection with the distribution of our products and include packing and shipping, marketing and advertising, monitoring product reviews, providing customer service, and generating data and analytical reports on product sales. Fees to distributors for these services are recognized as a reduction to revenue because the services provided are typically not distinct from the distributors’ purchase of products.
Typically, customers are required to pay either in advance or between 30 and 90 days from delivery of the product or invoicing. However, in certain circumstances, we offer extended payment terms to customers. In addition, certain customers may not comply with formal payment terms specified in their written agreements with us. If the period between the transfer of control of the products and payment is expected to be greater than one year, we adjust the promised amount of consideration for the effects of a significant financing component. When contracts contain a significant financing component in which we are effectively financing the customer, a portion of the transaction price is recognized as interest income rather than revenue using a discount rate that reflects the rate that would be used in a separate financing transaction between us and the customer. We exercise judgment to determine an appropriate interest rate considering the customer’s credit characteristics and current economic conditions. For the periods included in the financial statements in this Report, a 5% change in the discount rate would not have had a material impact on the amount of net revenue or interest income recorded.
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
Customers place orders for products through separate purchase orders under our written agreements with them. If the written agreement with a customer does not meet all of the criteria for a contract under ASC 606, each purchase order for products is regarded as a contract separate and apart from the written agreement between us and the customer. If we determine that it is not probable that we will collect substantially all of the consideration from the customer, we generally recognize revenue for each purchase order only after we have transferred the related products and received all or substantially all of the payment for that purchase order.
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
The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2024, and the analysis indicated there was an impairment of goodwill. As a result, we recorded a non-cash impairment charge of $5.0 million within the Obagi Medical reporting unit as of December 31, 2024, as reflected in the consolidated financial statements.
As of December 31, 2024, the Obagi Medical reporting unit had a goodwill balance of $194.5 million. For the Obagi Medical reporting unit, the carrying value of the reporting unit was equal to its fair value as of the annual impairment test date due to the impairment recognized in the period, leaving no remaining fair value cushion.
Given this lack of margin, if we are not successful in meeting our projected revenue or profitability growth rates, or if market conditions including inflation, the valuation of our peer group, a market capitalization decrease, or other negative factors exist, there could be a decrease in the fair value of the Obagi Medical reporting unit below the carrying value resulting in additional impairments in the near term. We continue to monitor these conditions closely and will reassess impairment as necessary, in advance of our annual impairment assessment.
The Milk Makeup reporting unit had a goodwill balance of $135.1 million as of December 31, 2024. We have not performed a quantitative review of the reporting unit during 2024, as qualitative factors and circumstances did not indicate that the fair value of the reporting unit was less than the carrying value on October 1, 2024. As a result, the goodwill balance for the reporting unit has not changed.
For the year ended December 31, 2023 the annual impairment assessment performed did not indicate any impairment of goodwill for Obagi Medical or Milk Makeup.
Further impairment charges, if any, may be material to our results of operations and financial position. See “Item 3.D. Risk Factors—We may face impairment of intangible assets, unknown or contingent liabilities and other charges or write-downs that could negatively impact our financial condition, profitability, and the value of our securities.”
Deferred Tax Assets (and Related Valuation Allowance)
We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If we determine that deferred tax assets may be able to be recognized in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. This requires management to make judgments and estimates regarding: (i) the timing and amount of the reversal of taxable temporary differences; (ii) expected future taxable income; and (iii) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could adversely affect our financial statements. A valuation allowance of $22.5 million was recorded as of December 31, 2024 and has been provided for predominantly on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. As of December 31, 2023, the Company had recorded a valuation allowance of $19.8 million. See “Item 8. Financial Information—Note 15, Income Tax Benefit.”

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
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, for so long as we remain an emerging growth company, will adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.
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
Interest Rates
We have interest rate risk with respect to our indebtedness. As of December 31, 2024, we had an aggregate face value of $169.0 million of outstanding indebtedness, all of which has variable interest rates. A one percent increase or decrease in the annual interest rate on our variable rate borrowings of $169.0 million would have increased or decreased our annual cash interest expense by approximately $1.7 million.
Foreign Exchange Fluctuations
We transact business in multiple currencies worldwide, of which the most significant currency for the year ended December 31, 2024 and the year ended December 31, 2023 was the U.S. dollar. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. As of December 31, 2024, the effect of a hypothetical 10% change in foreign currency exchange rates would not have been material to our financial condition or results of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
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
Trend Information
Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our current directors and executive officers as of the date of this Report:

Name	Age	Position
Executive Officers/Directors
Michel Brousset	52	Chief Executive Officer and Class III Director
Hind Sebti	46	Chief Growth Officer and Class II Director
Manuel Manfredi	49	Chief Financial Officer
Non-Employee Directors
Felipe Dutra	59	Class III Director
Cristiano Souza	50	Class II Director
Kelly Brookie	57	Class I Director
Juliette Hickman	51	Class II Director
Lindsay Pattison	52	Class I Director
Zack Werner	36	Class I Director
Aaron Chatterley	58	Class II Director
Simon Dai	33	Class III Director
Roberto Thompson Motta	67	Class III Director
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
Prior to founding Waldencast Ventures, Mr. Brousset was the Group President of L’Oréal’s Consumer Products Division in North America from July 2016 to April 2019. In this role, Mr. Brousset managed each of the Presidents of key L’Oréal brands and the Presidents and cross-functional teams of L’Oréal Canada CPD and L’Oréal Caribe, as well as the heads of supply chain, finance, human resources (“HR”), information technology (“IT”), legal, research and development and consumer and market intelligence (“CMI”). As the Group President of L’Oréal’s Consumer Products Division in North America, Mr. Brousset led multiple strategic initiatives and acquisitions.
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
Hind Sebti has served as our Chief Growth Officer since February 2021 and as a director on our Board since September 2024. Ms. Sebti has more than 20 years of experience leading and managing beauty brands across multiple categories and stages during her tenures at L’Oréal (PAR: OR) and Procter & Gamble (NYSE: PG). Ms. Sebti co-founded Waldencast Ventures alongside Mr. Brousset in 2019. Ms. Sebti brings in-depth knowledge and understanding of the beauty industry as well as consumer insights to identify and invest in the next-generation beauty brands. Importantly, Ms. Sebti plays a key role in helping portfolio brands scale, leveraging her extensive multi-category and brand management experience. Previously, Ms. Sebti also served as Chief Executive Officer of Waldencast Brands, a subsidiary of Waldencast Ventures, to incubate and commercialize new brands, where she led the brand creation process, with a focus on creative and operational optimization, through all stages from conception and product development to go-to-market strategy. She remains involved in the business, however pursuant to guidelines implemented by the Board, unless and until we and Waldencast Ventures merge or otherwise become affiliated entities, Ms. Sebti will spend on average at least 80% of her monthly average working time providing services to us, such that a maximum of 20% may be spent to provide services to Waldencast Ventures.
Prior to Waldencast Ventures, Ms. Sebti held various leadership positions at L’Oréal from April 2013 to December 2018. She was the General Manager for Maybelline and Essie in the U.K. from July 2017 to December 2018. She also held the position of General Manager of professional haircare brands Redken, Pureology and Mizani from September 2015 to July 2017, where she focused on digitalization and consumer centricity to drive growth. Ms. Sebti began her tenure at L’Oréal as the Marketing Director of L’Oréal Paris and Consumer Division Category Director. Prior to L’Oréal, Ms. Sebti held various Business Leader and Brand Manager positions at Procter & Gamble in the U.K., Ireland and France across brands such as Olay Skin Care and Gillette Venus from January 2002 to March 2013. Ms. Sebti serves as a member of the board of directors of Cosmetic Executive Women U.K. and holds a Master’s degree in Industrial Engineering from The National Institute of Applied Science of Lyon. Ms. Sebti currently serves as Chairperson of the board of directors of Kjaer Weis, a Waldencast Ventures portfolio company.
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
Non-Employee Directors
Felipe Dutra has been a director and the executive chairman of the Board since January 2021. Mr. Dutra served as the Chief Financial Officer at Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) from January 2005 to April 2020 and played an instrumental role in building AB InBev from a regional Brazilian brewer into the world’s largest brewer and a top five global consumer goods company according to sales through numerous landmark acquisitions. Mr. Dutra’s contributions to AmBev, AB InBev’s current subsidiary, stretch back to 1990. He held multiple leadership positions in Treasury and Finance at AmBev before being appointed to Chief Financial Officer in 2000. In addition to being a seasoned deal maker, over the course of his 15-year tenure as Chief Financial Officer of AB InBev, Mr. Dutra took on the additional role of Chief Technology Officer in 2014 to lead the company’s adoption of digital technology and implementation of data analytics. Mr. Dutra also served as a Board Director of AmBev (BOVESPA: ABEV) (NYSE: ABEV) from January 2005 to May 2020, Grupo Modelo from December 2010 to June 2013 and Budweiser APAC from

September 2019 to June 2020. He holds a degree in Economics from Universidade Candido Mendes and an M.B.A. from Universidade de São Paulo in Brazil. Mr. Dutra serves as a member of our Finance Committee.
Cristiano Souza has been a director of Waldencast since January 2021. Mr. Souza is the managing partner at Zeno Equity Partners LLP (“ZEP”). Based out of the United Kingdom, ZEP is the investment manager of the Zeno Investment Fund (ZIF) (f/k/a Dynamo Investment Fund) an investment fund focused on long-term equity investments. Prior to becoming managing partner at ZEP, Mr. Souza spent 29 years as a partner of Dynamo Administração de Recursos and nine years as a partner of Dynamo Capital LLC, where he was an analyst and portfolio manager of funds managed and advised by both entities. Mr. Souza has a Bachelor’s degree in Economics from Candido Mendes University in Rio de Janeiro. Mr. Souza serves as the Chairperson of our Finance Committee.
Juliette Hickman has served as an independent director on our Board since March 2021. Ms. Hickman served as an investment analyst at the Capital Group Companies for more than 20 years, with exposure to a broad range of industries on a global basis and specific expertise and focus on the global beverage industry. Throughout her career, Ms. Hickman has gained extensive expertise in corporate strategy, valuation, mergers and acquisitions, financial analysis, and risk assessment. She also serves on the Board of Keurig Dr Pepper. Ms. Hickman holds a Bachelor’s of Arts (hons) degree in Politics and Public Administration from the Nottingham Trent University and a Postgraduate Certificate in Sustainable Business from the Cambridge Institute of Sustainability Leadership (CISL). Ms. Hickman serves as the Chairperson of our Audit and Governance Committee and also serves as a member of our Compensation and Nominating Committee, and as a member of our Finance Committee.
Lindsay Pattison has served as an independent director on our Board since March 2021. In January 2024, Ms. Pattison was appointed Chief People Officer of WPP, reporting to CEO Mark Read. In this role Ms. Pattison plays a pivotal role in shaping the workforce strategy for WPP’s 113,000 employees and oversees initiatives aimed at maximizing the potential of WPP’s scale while fostering long-term career opportunities for its workforce. Ms. Pattison’s areas of focus encompass a wide range of crucial aspects including the impact of AI on the workforce, talent acquisition, learning and development, employee engagement, impact and inclusion, and HR information systems.
Prior to this Ms. Pattison served as Chief Client Officer from 2018 with a focus on client centricity, and overseeing 40+ Global Client Leaders, who led the largest accounts with 35,000 colleagues globally. As CCO, she ensured that WPP’s major clients had access to the combined strengths of WPP, that the best talent were working on the client teams, and that they collaborate effectively with WPP companies and Country Managers to deliver fully integrated solutions for clients.
The CCO role followed Ms. Pattison’s role as Chief Transformation Officer for GroupM and WPP. She was previously global CEO of Maxus, a WPP media agency. Her experience also includes roles at Young and Rubicam and PHD Media, as well as a client-side role with Sony Ericsson.
Ms. Pattison is a passionate advocate for business leaders taking meaningful action to improve gender equality, launching a WPP-wide, global initiative (‘Walk the Talk’) to help senior women overcome the barriers to achieving their potential. She is also an ex-President of WACL (Women in Advertising & Communications London), a non-executive director on the board of Design Bridge, Senior Independent NED for the Rugby World Cup (England 2025), serves on the Board of Waldencast, and sits on the Advisory Board of Planet First Partners. Ms. Pattison serves as the Chairperson of our Compensation and Nominating Committee.
Zack Werner has served as an independent director on our Board since March 2021. Mr. Werner founded The Maze Group in 2016, a highly technical strategic consultancy focused on data architecture and driving growth through digital marketing. Maze partners with private equity owned and public clients such as LVMH, HelloFresh, JC Penney, General Electric, and Pat McGrath Labs to optimize customer acquisition, conversion rate, and retention as well as provide strategies around technology platform and infrastructure transformation. The Maze Group also partners with private equity clients to co-invest in consumer companies. Mr. Werner also started his career at Universal Music Group from 2011 until 2013, where he focused on digital distribution deals, customer relationship management and integrated marketing systems. In addition, in 2017, Mr. Werner became an advisor for Stadium Goods, a sneaker and streetwear marketplace, to oversee e-commerce and growth. Mr. Werner serves as a member of our Audit and Governance Committee and as a member of our Compensation and Nominating Committee Meeting.
Simon Dai has served as a director on our Board since the consummation of the Business Combination. Mr. Dai has served on the board of directors of Obagi Medical since September 2019, including as its Chairman since July 2020, and has led several investments in the healthcare space. Since January 2020, Mr. Dai has served as the Co-Chairman and Chief

Executive Officer of Presbia PLC, a medical device company focused on the development of the presbyopia-correcting lens, an innovative solution for the common age-related loss of the ability to read or focus on near objects. He also co-founded Oxford MEStar in October 2013, a spin-out company from the Institute of Biomedical Engineering of Oxford University specializing in automation solution, serving as its Chief Executive Officer from October 2016 until August 2020. Previously, Mr. Dai focused on impact investing at Bill & Melinda Gates Foundation, where he was a Liaison Officer based in Ethiopia. Mr. Dai received a BA in Sociology from Manchester University, an MSc. in Finance from the London School of Economics and an MBA from the UCLA Anderson School of Management.
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
Aaron Chatterley has served as an independent director on our Board since December 2021. Mr. Chatterley founded the web development company SP New Media in 1996, where he served as the Chief Executive Officer until selling the company in 2000. In 2005, Mr. Chatterley co-founded the online beauty retailer, feelunique, where he served as the Chief Executive Officer until April 2014. Mr. Chatterley led the partial sale of feelunique to Palamon Capital Partners in December 2012, as well as the sale of feelunique to LVMH/Sephora in September 2021. In October 2021 he co-founded the teen beauty brand indu. In addition, since 2016 Mr. Chatterley has served as a Non-Executive Director of Digital Jersey, an economic development agency, and currently serves as an audit and risk committee member. Mr. Chatterley also serves as an Ambassador for The Prince’s Trust Women Supporting Women, a youth charity organization. Mr. Chatterley services a a member on our Compensation and Nominating Committee. Mr. Chatterley serves as a member of the Audit and Governance Committee and the Compensation and Nomination Committee .
Kelly Brookie has served as an independent director on our Board since September 2024. Ms. Brookie has years of experience in the areas of corporate strategy, valuation, financial analysis, and risk assessment. She served as an audit partner with Deloitte and has over 25 years of experience working with companies on accounting and auditing matters, transactions, transformation and strategic risks. Throughout her career, she has gained extensive expertise in financial accounting and reporting, internal controls processes, and governance. She is active in supporting multiple non-profit organizations including serving on boards and committees. She is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Ms. Brookie received her Bachelor's Degree in Political Science from the University of Washington and a Master of Accounting from University of Southern California. Ms. Brookie serves as a member of the Audit and Governance Committee.

Roberto Thompson Motta has served as an independent director on our Board since September 2024. Mr. Thompson is a co-founder and member of the Investment Committee of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson currently serves in the board of directors of AB InBev as strategic advisor and served as a board member since 2004. Mr. Thompson has served on the board of directors of AmBev S.A, Restaurant Brands International, Lojas Americanas S.A., and StoneCo Ltd. He was one of the founding partners of GP Investments Ltd. and a member of its board of directors until 2010. He received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of Pennsylvania, and of The International Council of The Metropolitan Museum of Art in New York. He is also a Patron of the Museum of Modern Art of São Paulo. Mr. Thompson serves as a member of the Finance Committee.
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
For that reason, it is fundamental that our Board not only reflects our commitment to economic performance, but also our desire to create, nurture, and scale brands with a soul. Brands that marry purpose, art, beauty, and design with science, industry, and commerce to make the planet and the lives of those in it better. Our Board includes a variety of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity, and diversity of thought.
We firmly believe that a diverse Board with a range of views, insights, perspectives, and opinions will support good decision making and be of benefit to the Company’s shareholders and all other stakeholders.

Board Diversity Matrix (as of December 31, 2024)
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	11
Part I: Gender Identity
	Female	Male	Non-Binary	Did not Disclose
Directors	4	7	—	—
Part II: Demographic Background
Underrepresented in Home Country Jurisdiction	4
LGBTQ+	1
Did Not Disclose Demographic Background	—
B.Compensation
Fiscal Year 2024 Executive Officer and Director Compensation
The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our executive officers with respect to the year ended December 31, 2024 was $9.7 million. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
During the year ended on December 31, 2024, our Chairman received $0.02 million in cash compensation for services rendered. None of the other directors received any cash compensation for services rendered to us.
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
Share Reserves
As of December 31, 2024, we had reserved a total of 23,042,449 Class A ordinary shares for issuance under the 2022 Plan subject to adjustment for changes in capitalization as provided under the 2022 Plan. The share reserve under the 2022 Plan will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) 3% of the total number of our Class A ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of our Class A ordinary shares determined by the plan administrator, including zero. All of our ordinary shares reserved for issuance under the 2022 Plan as of the Effective Date may be granted as incentive stock options.
As of December 31, 2024, we had a total of 1,852,352 Class A ordinary shares available for issuance under the 2022 Plan, subject to adjustment for changes in capitalization as provided under the 2022 Plan.
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
Grants Made to Executive Officers of the Company under the Equity Plans
During the year ended on December 31, 2024, the Company granted our Chief Financial Officer 588,016 strategic growth incentive performance vested share units in an amount up to 200% of the target share units allocated to the program, which are based on meeting the respective Company’s net revenue and EBITDA targets for the year ended December 31, 2027. The Company also granted 396,444 restricted stock units to its Chief Executive Officer, 290,723 restricted stock units to its Chief Growth Officer, and 118,933 restricted stock units to its Chief Financial Officer. The restricted stock units vest in equal installments over three years beginning on the first anniversary of the grant date.
During the year ended on December 31, 2023, the Company granted our then-current Chief Financial Officer a strategic growth incentive award of 250,000 performance share units at target (the “CFO SGI Award”) under the 2022 Inducement Plan. In connection with our former Chief Financial Officer’s voluntary termination of employment in January 2024, the CFO SGI Award was fully forfeited and cancelled, in accordance with the applicable award agreement, without payment of any consideration by the Company. During the year ended on December 31, 2023, none of our other executive officers were granted equity incentive awards under the Equity Plans.
C.Board Practices
Composition of the Board of Directors
Our business and affairs are managed under the direction of our Board. As of the date of this Report, our Board consists of eleven directors. Subject to the terms of the Investor Rights Agreement, our Constitutional Document provides that the number of directors on our Board will be fixed by our Board.
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
Classified Board of Directors
In accordance with the terms of our Constitutional Document, our Board may consist of no less than five, but no more than 15 natural persons, such number to be set by the Board by resolution from time to time. Our Board is divided into classes of directors that will serve staggered three-year terms. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our Board is divided among the three classes as follows:
•the Class I directors, which are Lindsay Pattison, Zack Werner and Kelly Brookie, and their terms will expire at the annual meeting of shareholders to be held in 2026;
•the Class II directors, which are Aaron Chatterley, Juliette Hickman, Cristiano Souza and Hind Sebti, and their terms will expire at the annual meeting of shareholders to be held in 2027; and
•the Class III directors, which are Michel Brousset, Felipe Dutra, Simon Dai and Roberto Thompson Motta, and their terms will expire at the annual meeting of shareholders to be held in 2025.

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
Director Independence
As a result of our Class A ordinary shares being listed on Nasdaq, we are required to comply with the applicable rules of the Nasdaq in determining whether a director is independent. We believe that each of Ms. Kelly Brookie, Ms. Juliette Hickman, Ms. Lindsay Pattison, Mr. Zack Werner and Mr. Aaron Chatterley qualifies as “independent” as defined under the applicable Nasdaq rules.
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
Accordingly, there may be less publicly available information concerning our business, executive compensation and other matters than there would be if we were a U.S. public company. Additionally, certain accommodations in the Nasdaq corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. To that end, we have elected to follow our home country practices, which do not require us to have a majority of independent directors on our Board. However, we continue to comply with the applicable requirements of the Nasdaq listing rules and SEC rules, including with respect to the composition of our Audit and Governance Committee and to our Compensation and Nomination Committee, as further detailed below.
Committees of the Board of Directors
Our Board directs the management of our business and affairs, as provided by Jersey law, and conducts its business through meetings of our Board and standing committees. We have three standing committees: (i) an audit and governance committee (the “Audit and Governance Committee”), (ii) a compensation and nomination committee (the “Compensation and Nomination Committee”) and (iii) a finance committee (the “Finance Committee”).
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

Audit and Governance Committee
The Audit and Governance Committee’s responsibilities include, among other things:
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
•discuss guidelines and policies governing the process by which senior management of the Company assess and manage the Company’s exposure to risk, as well as the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures;
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
•reviewing with our legal advisors, when appropriate, any legal, regulatory matters, including any matters (i) that may have a material impact on our financial statements and (ii) involving potential or ongoing material violations of law or breaches of fiduciary duty by us or any of our directors, officers, employees, or agents or breaches of fiduciary duty to us;
•establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•reviewing the corporate governance principles adopted by the Board and recommending changes as necessary;
•considering other corporate governance issues as they arise and developing appropriate recommendations;
•periodically reviewing the size of the Board and recommending changes;
•making recommendations on the frequency and structure of Board meetings;
•making recommendations concerning any other aspect of Board procedures;
•recommending to the Board the size and composition of each standing committee, including identifying individuals qualified to serve on committees, and recommending directors to fill any committee vacancies;
•monitoring the functioning and effectiveness of the Board committees and recommending any changes, including the creation or elimination of committees;

•reviewing annually committee assignments and the policy on rotation of committee memberships and/or chairpersonships, and reporting any recommendations to the Board; and
•recommending the establishment of special committees by the Board to address ethical, legal, or other matters.
The Audit and Governance Committee consists of Juliette Hickman, Aaron Chatterley, Kelly Brookie and Zack Werner, with Juliette Hickman serving as chair. Our Board has determined that each of the members of the Audit and Governance Committee qualifies as independent under the Nasdaq rules applicable to members of our Board generally and under the Nasdaq rules and Exchange Act Rule 10A-3 specific to audit committee members and that each of the members of the Audit and Governance Committee meets the requirements for financial sophistication under the applicable Nasdaq rules. In addition, our Board has determined that Juliette Hickman qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation and Nomination Committee
The functions of the Compensation and Nomination Committee include, among other things:
•reviewing and approving compensation plans for the Company’s executive officers and recommending to the Board for approval;
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
•determining and approving any grants of equity awards to be made to eligible participants (other than our Chief Executive Officer and our Chief Growth Officer) and recommending to the Board for approval any equity awards to be made to our Chief Executive Officer and our Chief Growth Officer;
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
•reviewing, evaluating and recommending changes, if appropriate, to the remuneration for non-employee directors;
•assisting in identifying, recruiting, and evaluating Board candidates, establishing procedures for shareholder nominations, and recommending director nominees to the Board based on established criteria and qualifications;
•reviewing the suitability of current directors for continued service;
•reviewing the composition of the Board annually, ensuring the appropriate balance of knowledge, experience, skills, expertise, diversity, and compliance with applicable regulatory requirements;
•making recommendations on committee memberships and filling vacancies;
•developing and recommending succession plans for the chief executive officer and senior management positions; and
•overseeing an annual evaluation of the Board and management and reporting on performance and effectiveness, establishing procedures for this evaluation.
The Compensation and Nomination Committee consists of Lindsay Pattison, Aaron Chatterley, Zack Werner and Juliette Hickman, with Lindsay Pattison serving as chair. Our Board has determined that each of the members of the compensation committee meets the independence requirements under Nasdaq and SEC rules. Our Board has determined that each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

The composition and function of the Compensation and Nomination Committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable.
Finance Committee
The oversight functions of the Finance Committee include, among other things:
•help ensure the review the Company’s capital structure and borrowing position to support the Company’s strategic objectives;
•reviewing the annual budget and long range plans, including three-year forecasts and submitting recommendations to the Board;
•reviewing material capital expenditure not included in the annual budget and providing recommendations to the board;
•reviewing and monitoring the Company’s quarterly performance;
•reviewing and monitoring the Company’s treasury management;
•reviewing and monitoring the Company’s mergers and acquisitions process;
•periodically reviewing and assessing the Company’s tax structure and submitting any amendments for recommendation to the Board;
•reviewing material reduction-in-force or layoff’s; and
•assisting the Board and the Company’s management in ensuring that the Company communicates effectively with the financial community.
The Finance Committee consists of Cristiano Souza, Juliette Hickman, Felipe Dutra and, Roberto Thompson Motta, with Cristiano Souza serving as the chair. Our Board has determined that each member of the Finance Committee qualifies for service on the committee.
Compensation and Nomination Committee Interlocks and Insider Participation
None of the members of the Compensation and Nomination Committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or compensation committee.
D.Employees
Information pertaining to Waldencast’s employees is set forth in “Item 4 Information on the Company—4.B. Business Overview” of this Report.
E.Share Ownership
Information pertaining to Waldencast’s share ownership is set forth in “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders” of this Report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of February 28, 2025 by:
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
As of February 28, 2025, there were 112,054,383 Class A ordinary shares (not including 3,833,332 Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable, but have not yet been settled) and 10,666,528 Waldencast Class B ordinary shares issued and outstanding.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	% of Class A Ordinary Shares Outstanding	Class B Ordinary Shares(13)	% of Combined Voting Power(14)
5% Holders
Cedarwalk Skincare Ltd(2)	28,637,506	25.6%	—	23.3%
Zeno Investment Master Fund(3)	20,360,709	17.3%	—	15.8%
Waldencast Long-Term Capital LLC (the Sponsor)(4)	12,412,267	10.8%	—	9.9%
Burwell Mountain Trust(5)	11,826,110	10.2%	—	9.3%
Annapurna Investment Fund Ltd(6)	6,662,260	5.9%	—	5.3%
Santa Venerina Inv. & Arbitrage Ltd.(7)	10,000,000	8.9%	—	8.1%
Main Post Growth Capital, L.P.(8)	6,090,058	5.4%	—	5.0%
Directors and Executive Officers
Simon Dai(2)	28,637,506	25.6%	—	23.3%
Cristiano Souza(3)	20,360,709	17.3%	—	15.8%
Michel Brousset(9)	7,976,113	6.8%	—	6.8%
Hind Sebti(10)	1,086,666	*	—	*
Sarah Brown(11)	20,000	*	—	*
Aaron Chatterley	20,000	*	—	*
Juliette Hickman	20,000	*	—	*
Lindsay Pattison	20,000	*	—	*
Zack Werner	20,000	*	—	*
Philippe Gautier(12)	3,379	*	—	*
Kelly Brookie	—	—	—	—
Felipe Dutra(5)	—	—	—	—
Manuel Manfredi(12)	—	—	—	—
Roberto Thompson Motta	—	—	—	—
All Waldencast directors and executive officers as a group (14 individuals)	58,164,373	45.4%	—	41.9%
*Less than one percent.

1.Unless otherwise noted, the business address for each of those listed in the table above is c/o Waldencast plc, 81 Fulham Rd., London, United Kingdom, SW3 6RD.

2.This information is based on (i) a Schedule 13D filed with the SEC on August 5, 2022 by Cedarwalk Skincare Ltd. (“Cedarwalk”), and (ii) information provided to the Company via written correspondence on March 7, 2025. According to the information provided to the Company on March 7, 2025, Cedarwalk directly holds 28,637,506 Class A ordinary shares, and Simon Dai may be deemed to be the beneficial owner of the 28,637,506 Class A ordinary shares. Mr. Dai’s business address is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.
3.This information is based on a Schedule 13D/A filed with the SEC on February 9, 2024 by Zeno Investment Master Fund, (f/k/a Dynamo Master Fund) who beneficially owns 20,500,709 Class A ordinary shares (comprised of 14,382,933 Class A ordinary shares and 5,777,776 Class A ordinary shares issuable upon exercise of the Private Placement Warrants). Zeno Equity Partners LLP, a British limited liability partnership, is the investment manager of Zeno Investment Master Fund. Cristiano Souza is the controlling shareholder of Zeno Equity Partners LLP. The business address of Zeno Equity Partners LLP, Zeno Investment Master Fund is 272 Kings Road, College House 3rd floor, London SW3 5AW.
4.Reflects securities held directly by Beauty Ventures consisting of (i) 9,309,200 Class A ordinary shares and (ii) 3,103,067 Class A ordinary shares issuable upon exercise of warrants held by Beauty Ventures. Waldencast Long-Term Capital LLC, (the “Sponsor”), is the managing member of Beauty Ventures. The voting and investment power of the Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell Mountain Trust, and Zeno Investment Master Fund (f/k/a Dynamo Master Fund). Waldencast Ventures, LP is controlled by Michel Brousset. See footnote 7 for further details. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 5 for further details. Zeno Investment Master Fund is controlled by Cristiano Souza. See footnote 4 for further details.
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
6.Reflects securities held directly by Annapurna Investment Fund Ltd consisting of (i) 5,328,927 Class A ordinary shares and (ii) 1,333,333 Class A ordinary shares issuable upon exercise of warrants. Antonio Carlos de Freitas Valle may be deemed to have sole voting and dispositive power over these securities via his interest in Annapurna Investment Fund Ltd according to the information provided to the Company via written correspondence on March 10, 2025. The business address of Annapurna Investment Fund Ltd is Bahamas Financial Centre, 4th Floor, Shirley and Charlotte Street, P.O. Box CB-13515, Nassau, The Bahamas.
7.This information is based on a Schedule 13G filed with the SEC on February 1, 2024 by Santa Venerina Inv. & Arbitrage Ltd, pursuant to which Santa Venerina Inv. & Arbitrage Ltd holds 10,000,000 Class A ordinary shares. The business address of Santa Venerina Inv. & Arbitrage Ltd. is East Bay Street, P.O. Box N-7757, Nassau, Bahamas.
8.Main Post Growth Capital, LLC is the general partner of Main Post Growth Capital, L.P. R. Sean Honey and Jeff Mills may be deemed to have voting and dispositive power over these securities via their interest in Main Post Growth Capital, LLC. The business address of Main Post Growth Capital, L.P. is One Embarcadero Center, Suite 3500, San Francisco, CA 94111.
9.Waldencast Ventures, LP holds (i) 2,848,334 Class A ordinary shares, (ii) 1,977,779 Class A ordinary shares issuable upon exercise of the Private Placement Warrants and (iii) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures, LP. As such, Mr. Brousset may be deemed to beneficially own the shares held by Waldencast Ventures, LP. Mr. Brousset also holds (i) 50,000 Class A ordinary shares and (ii) 2,766,666 stock options that are exercisable within 60 days of the record date for Class A ordinary shares, subject to a per share exercise price of $10.70 and an expiration date of August 12, 2028.
10.Ms. Sebti holds (i) 20,000 Class A ordinary shares and (ii) 1,066,666 stock options that are exercisable within 60 days of the record date for Class A ordinary shares, subject to a per share exercise price of $10.70 and an expiration date of August 12, 2028.

11.Ms. Sarah Brown was part of the Board and has resigned as a director following her initial mandate.
12.Effective January 31, 2024, Philippe Gautier resigned as Chief Financial Officer, Chief Operating Officer and the principal financial officer of the Company. Mr. Gautier holds 3,379 Class A ordinary shares. Effective April 1, 2024 Manuel Manfredi was appointed Chief Financial Officer and principal financial officer of the Company.
13.Class B ordinary shares are non-economic voting shares and may be exchanged, together with an equal amount of Waldencast LP Units, for Class A ordinary shares.
14.Includes both Class A ordinary shares and Class B ordinary shares.
Based on a review of the information provided to us by our transfer agent, as of February 28, 2025, there were 49 registered holders of our Class A ordinary shares, 16 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 37.13% of our outstanding Class A ordinary shares; and there were 7 registered holders of our Class B ordinary shares, 6 of which are United States registered holders, holding approximately 73.83% of our outstanding Class B ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held by brokers or other nominees.
B.Related Party Transactions
Waldencast
Forward Purchase Agreements
In connection with our IPO, on February 22, 2021, we, the Sponsor and Zeno entered into a Forward Purchase Agreement (the “Sponsor FPA”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell on December 20, 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Forward Purchase Agreement, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Class A ordinary shares and 5,333,333 warrants for an aggregate commitment amount of $160.0 million in connection with the closing of our initial business combination. In addition, we and Beauty Ventures entered into a Forward Purchase Agreement on March 1, 2021 (the “Third-Party FPA”, and together with the Sponsor FPA, the “FPAs”) pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and up to 5,766,666 warrants for an aggregate commitment amount of $173.0 million, in connection with the closing of our initial business combination. Members of our Sponsor or their affiliates will begin to receive a twenty percent (20%) performance fee allocation on the return of the forward purchase securities in excess of the hurdle rate, calculated on the total return generated from forward purchase securities (whether by dividend, transfer or increase in value as measured from date of issuance), when the return of such securities (less the expenses of Beauty Ventures) underlying the Third-Party FPA exceeds a hurdle rate of five percent (5%) accrued annually until the fifth anniversary of the issuance of such securities. In the event of a transfer and subsequent sale of any forward purchase securities prior to such fifth anniversary, the performance fee for the period between such transfer and such fifth anniversary will be calculated based on the proceeds generated by such sale. The FPA investments were consummated substantially concurrently with the consummation of the Business Combination.
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
Registration Rights
The holders of the sponsor shares and private placement warrants, (and any Class A ordinary shares issuable upon (i) the exercise of the private placement warrants and (ii) the conversion of the sponsor shares) are entitled to registration rights pursuant to a registration rights agreement dated March 15, 2021 (the “Legacy Registration Rights Agreement”) requiring us to register such securities for resale (in the case of the sponsor shares, only after conversion to our Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.
We, the Sponsor, the members of the Sponsor and certain of our shareholders, Obagi Medical and Milk Makeup and certain of their respective affiliates entered into an amended and restated registration rights agreement, dated July 27, 2022 (the “Registration Rights Agreement”), pursuant to which we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain of our Class A ordinary shares and our other securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The Registration Rights Agreement amended and restated the Legacy Registration Rights Agreement and terminates with respect to any party thereto, on the date that such party no longer holds any registrable securities (as defined therein).
The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.4 to this Report and the terms of which are incorporated by reference herein.
In connection with the PIPE Investments and the 2023 PIPE Investment, we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain of our Class A ordinary shares and our other securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein (the “PIPE Registration Rights”). The PIPE Registration Rights terminate with respect to any party thereto, on the date that such party no longer holds any registrable securities.
In June 2024, we filed a registration statement on Form F-3, which succeeded the prior registration statement on Form F-1 filed in August 2022, to register up to 131,442,733 Class A ordinary shares, consisting of (i) 8,545,000 Class A ordinary shares converted from the sponsor shares; (ii) 80,000 Class A ordinary shares converted from the founder shares held by the Investor Directors; (iii) 20,000 Class A ordinary shares issued to Aaron Chatterley in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder, in connection with the consummation of the Business Combination; (iv) 28,237,506 Class A ordinary shares issued pursuant to the Obagi Merger Agreement; (v) 21,103,225 Class A ordinary shares issuable in exchange for 21,103,225 Class B ordinary shares pursuant to the Milk Equity Purchase Agreement; (vi) 8,848,070 Class A ordinary shares issued in the PIPE Investments; (vii) 32,809,200 Class A ordinary shares issued pursuant to the FPAs; (viii) 17,869,732 Class A ordinary shares issuable in respect of the private placement warrants, and (ix) 13,930,000 Class A ordinary shares issued in the 2023 PIPE Investment, pursuant to the Registration Rights Agreement or the PIPE Subscription Agreements, as applicable.
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
•In February 2021, the Sponsor transferred 20,000 Class B ordinary shares to each of the Company’s then-serving independent directors, Ms. Sarah Brown, Ms. Juliette Hickman, Ms. Lindsay Pattison and Mr. Zack Werner (the “Investor Directors”). Investor Directors and Mr. Chatterley each owns 20,000 Class A ordinary shares and should be regarded as interested accordingly in any transaction involving such Class A ordinary shares;
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
As a matter of Jersey law, each director of the Company is under a duty to act honestly and in good faith with a view to acting in the best interests of the Company, regardless of any other directorship such director may hold. Each director is responsible for advising the Board in advance of any potential conflicts of interest.
2023 PIPE Transaction
In September 2023, we entered into the 2023 Subscription Agreements with the 2023 PIPE Investors, pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50 million investment by a Beauty Ventures stakeholder. The remainder of the 2023 PIPE Investors were certain existing shareholders, certain members of the Sponsor, Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68 million of proceeds was consummated in September 2023, with the closings of 2023 Subscription Agreements relating to the remaining approximately $2 million consummated in November 2023 (the “Closing Date”).
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
The foregoing description of the 2023 Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the form of 2023 Subscription Agreement, the form of which is attached as Exhibit 4.14 to this Report on Form 20-F and incorporated by reference herein.
Obagi Medical
Obagi China Distribution
As a condition under the Obagi Merger Agreement, prior to the Closing Date, Obagi Holdco distributed to Obagi and then Obagi distributed to Cedarwalk all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets pursuant to distribution agreements in the Obagi China Distribution (“Obagi China Distribution”). Prior to the closing of the Business Combination, the Obagi China Business had been conducted through Obagi Hong Kong and its subsidiaries. The following agreements were entered into in connection with the closing of the Business Combination: (a) that certain Transition Services Agreement, dated as of July 27, 2022, by and among Obagi, certain of Obagi’s affiliates and Obagi Hong Kong, pursuant to which Obagi and certain of its affiliates will provide transition services to Obagi Hong Kong (the “Transition Services Agreement”), (b) that certain Intellectual Property License Agreement, dated as of July 27, 2022, by and among Obagi and Obagi Hong Kong, pursuant to which Obagi will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the China Region (the “IP License Agreement”), and (c) that certain Supply Agreement, dated as of July 27, 2022, by and between Obagi and Obagi Hong Kong, pursuant to which Obagi will supply products to Obagi Hong Kong for distribution and sale in the China Region.
In connection with the consummation of the Business Combination, we entered into the Investor Rights Agreement (together with the Transition Services Agreement, the IP License Agreement, and the Supply Agreement, collectively, the “Obagi China Related Party Agreements”).

IP License Agreement
Under the IP License Agreement, Obagi Medical will exclusively license intellectual property relating to the Obagi Medical brand to Obagi Hong Kong with respect to the China Region, and Obagi Medical will retain the rights to such intellectual property to conduct the Obagi Medical-branded business worldwide except for the China Region. The license from Obagi to Obagi Hong Kong will include future intellectual property of Obagi Medical relating to the Obagi Medical brand in the worldwide business, including, but not limited to: (i) trademarks; (ii) domain names; (iii) patents; (iv) trade secrets and know-how; (v) copyrights; and (vi) product specifications and formulas.
The license will be perpetual, irrevocable, non-transferable and sublicensable, subject to: (x) a limited right of Obagi to terminate for an uncured material breach by Obagi Hong Kong that materially and adversely affects Obagi Medical or the Obagi Medical brand, in which case Obagi Medical will purchase Obagi Hong Kong at a discount to fair market value based on an independent valuation procedure; (y) the right of either party to transfer the IP License Agreement without consent of the other party to an affiliate or to a successor in interest in connection with any merger, business combination or other change of control transaction, or sale of a product or service line; and (z) a right of Obagi Hong Kong to sublicense to affiliates, Approved CMOs (as defined in the Supply Agreement) and other approved third parties. Upon the termination of the IP License Agreement, at the written request of Obagi Medical, Obagi Hong Kong shall promptly cease, and shall cause its sublicensees to promptly cease, all use of the Licensed IP Rights (as defined in the IP License Agreement), subject to a non-exclusive right to use the Licensed IP Rights for a period of up to nine complete calendar months following the effective date of termination, in a manner consistent with past practice and in compliance with the terms and conditions of the IP License Agreement, to sell off all inventory of China Products (as defined in the Intellectual Property License Agreement) to consumers in the China Region (and subject to the terms relating to royalties in the IP License Agreement).
Under the IP License Agreement, Obagi Hong Kong is required to pay Obagi Medical a royalty of 5.5% of gross sales of licensed products, subject to certain deductions. Obagi Hong Kong paid royalty fees of $0.1 million, $0.3 million, and $0.2 million during the year ended December 31, 2024, the year ended December 31, 2023, and during the period from July 28, 2022 to December 31, 2022, respectively.
Obagi Supply Agreement
Pursuant to the Supply Agreement, Obagi Medical will supply, or cause to be supplied through certain CMOs, products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong may purchase such products for distribution and sale in the China Region. The parties operated under an interim supply agreement, which terminated in July 2023. However, the parties continued to operate under the interim supply agreement terms until December 2024, at which point the remaining related party liability was amortized and released. The term of the Obagi Supply Agreement is perpetual, subject to termination for uncured material breach or termination in the event that the Intellectual Property License Agreement is terminated.
Investor Rights Agreement
Pursuant to the Investor Rights Agreement, Cedarwalk has the right to nominate one director for election or appointment to the Board for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast, and such appointee was initially Simon Dai. Upon termination of the Supply Agreement:
•Obagi Hong Kong will promptly refrain from using the Product Information File, the Specifications and the Confidential Information of Obagi Medical (each as defined in the Supply Agreement);
•Obagi Hong Kong will return to Obagi Medical all documents relating to the Product Information File, Specifications and Confidential Information of Obagi Cosmeceuticals. The relevant costs will be borne by the party who is responsible for the termination or the non-renewal of the Supply Agreement; and
•Unless the Supply Agreement is terminated by Obagi Hong Kong due to Obagi Medical’s breach of its obligations related to the quality of the products, Obagi Cosmeceuticals will complete the manufacturing of all products covered by firm orders and deliver them to the applicable recipient.
The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.10 to this Report and the terms of which are incorporated by reference herein.

Milk
Milk subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA, on a month-to-month basis. Milk primarily uses these facilities for corporate offices and as an in-house studio. Milk also receives certain services from an employee of Milk Studios. During the years ended December 31, 2024, December 31, 2023, and the period from July 28, 2022 to December 31, 2022 the Company incurred administrative fees of $0.3 million, $0.3 million, and $0.1, million, respectively, in connection with the sublease and services, which is recorded in SG&A expenses in the consolidated statements of operations and comprehensive loss
One of the co-founders of Milk Makeup and a shareholder of the Company, is party to an influencer agreement with Milk Makeup, pursuant to which such co-founder provides certain brand services to Milk Makeup. Milk Makeup incurred $0.1 million in fees pursuant to this agreement during the both year ended December 31, 2024, and the year ended December 31, 2023.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION

Waldencast plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Waldencast plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Waldencast plc and subsidiaries (the 'Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows, for the years ended December 31, 2024 and December 31, 2023 and periods from July 28, 2022 through December 31, 2022 and January 1, 2022 through July 27, 2022 (Predecessor), and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024 and December 31, 2023 and periods from July 28, 2022 through December 31, 2022 and January 1, 2022 through July 27, 2022 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
March 20, 2025

We have served as the Company’s auditor since 2018.

WALDENCAST PLC
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,802	$21,089
Restricted cash	1,500	1,487
Accounts receivable, net	25,484	21,330
Related party accounts receivable	792	1,101
Inventories	53,104	55,684
Prepaid expenses	7,513	5,277
Other current assets	427	1,359
Total current assets	103,622	107,327
Property and equipment, net	5,831	5,931
Intangible assets, net	526,438	582,863
Goodwill	329,589	334,620
Right-of-use asset, net	9,839	11,589
Other non-current assets	541	380
TOTAL ASSETS	$975,860	$1,042,710
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$25,087	$28,069
Related party accounts payable (Note 16)	—	18
Current portion of lease liabilities	2,766	2,400
Current portion of long-term debt	29,479	8,529
Other current liabilities	19,560	23,698
Total current liabilities	76,892	62,714
Long-term debt, net	137,137	151,264
Derivative warrant liabilities	5,021	28,647
Long-term lease liabilities	12,724	15,531
Deferred income tax liabilities	14,044	15,229
Other non-current liabilities	105	52
TOTAL LIABILITIES	245,923	273,437
COMMITMENTS AND CONTINGENCIES (NOTE 17)
SHAREHOLDERS’ EQUITY:
Preferred shares, 25,000,000 shares authorized, $0.0001 par value, none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 112,026,440 and 101,228,857 outstanding as of December 31, 2024 and December 31, 2023, respectively	11	9
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 10,666,528 and 20,847,553 outstanding as of December 31, 2024 and December 31, 2023, respectively	1	2
Additional paid-in capital	951,260	871,527
Retained earnings	(289,204)	(246,761)
Accumulated other comprehensive income (loss)	251	(151)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	662,319	624,626
Noncontrolling interest	67,618	144,647
TOTAL SHAREHOLDERS' EQUITY	729,937	769,273
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$975,860	$1,042,710

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
	Successor (Waldencast)			Predecessor (Obagi)
Net revenue	$273,868	$218,138	$92,373	$73,760
Cost of goods sold	82,124	76,561	60,657	30,868
Gross profit	191,744	141,577	31,716	42,892
Selling, general and administrative	245,297	223,508	90,722	58,155
Loss on impairment of goodwill	5,031	—	68,715	—
Total operating expenses	250,328	223,508	159,437	58,155
Operating loss	(58,584)	(81,931)	(127,721)	(15,263)
Interest expense, net	17,155	18,906	6,230	6,652
Change in fair value of derivative warrant liabilities (Note 9)	(23,627)	10,337	(6,793)	—
Other (income) expense, net	(3,574)	1,769	(798)	(971)
Total other expenses (income), net	(10,046)	31,012	(1,361)	5,681
Loss before income taxes	(48,538)	(112,943)	(126,360)	(20,944)
Income tax expense (benefit)	110	(6,975)	(5,803)	113
Net loss	(48,648)	(105,968)	(120,557)	(21,057)
Net loss attributable to noncontrolling interests	(6,205)	(15,987)	(24,990)	—
Net loss attributable to Class A shareholders	$(42,443)	$(89,981)	$(95,567)	$(21,057)
Net loss per share attributable to Class A shareholders (Note 14):
Basic and Diluted	$(0.39)	$(0.99)	$(1.11)	$(2.63)
Shares used in computing net loss per share (Note 14):
Basic and Diluted	109,295,742	91,158,500	86,460,560	8,000,002

Net loss	$(48,648)	$(105,968)	$(120,557)	$(21,057)
Other comprehensive income (loss) — foreign currency translation adjustments, net of tax	450	(147)	(36)	96
Comprehensive loss	(48,198)	(106,115)	(120,593)	(20,961)
Comprehensive loss attributable to noncontrolling interests	(6,148)	(16,012)	(24,997)	—
Comprehensive loss attributable to Class A shareholders	$(42,050)	$(90,103)	$(95,596)	$(20,961)

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share data)

Shareholders' Equity Obagi Global Holdings Limited
	Class A Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss		Total Shareholders’ Equity
Predecessor	Shares	Amount
BALANCE—January 1, 2022	8,000,002	4,000			100,113	(64,849)	(25)		39,239
Net loss	—	—			—	(21,057)	—		(21,057)
Foreign currency translation adjustment	—	—			—	—	96		96
Distribution of Obagi China Business	—	—			(13,113)	(188)	(71)		(13,372)
BALANCE—July 27, 2022	8,000,002	$4,000			$87,000	$(86,094)	$—		$4,906

Shareholders' Equity Waldencast plc
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders’ Equity
Successor	Shares	Amount	Shares	Amount
BALANCE—July 28, 2022	8,645,000	$1	—	$—	$174	$(61,213)	$—	$—	$(61,038)
Issuance of Class A ordinary shares upon release of Trust proceeds	4,478,054	—	—	—	44,882	—	—	—	44,882
Issuance of common shares in connection with the FPA investment	33,300,000	3	—	—	332,997	—	—	—	333,000
Issuance of common shares in connection with the PIPE investment	11,800,000	1	—	—	117,999	—	—	—	118,000
Issuance of common shares in connection with the Obagi and Milk Business Combination	28,237,506	3	21,104,225	2	292,250	—	—	185,656	477,911
Net loss	—	—	—	—	—	(95,567)	—	(24,990)	(120,557)
Stock-based compensation	—	—	—	—	7,736	—	—	—	7,736
Foreign currency translation adjustment	—	—	—	—	—	—	(29)	(7)	(36)
BALANCE—December 31, 2022	86,460,560	$8	21,104,225	$2	$796,038	$(156,780)	$(29)	$160,659	$799,898
Issuance of common shares in connection with the PIPE investment	14,000,000	1	—	—	69,999	—	—	—	70,000
Fees paid in connection with the PIPE	—	—	—	—	(1,068)	—	—	—	(1,068)
Class B to Class A shares	256,672	—	(256,672)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(89,981)	—	(15,987)	(105,968)
Stock-based compensation	511,625	—	—	—	9,235	—	—	—	9,235
RSU taxes paid on behalf of employees	—	—	—	—	(1,473)	—	—	—	(1,473)
Distribution to pay withholding taxes	—	—	—	—	(1,204)	—	—	—	(1,204)
Foreign currency translation adjustment	—	—	—	—	—	—	(122)	(25)	(147)
BALANCE—December 31, 2023	101,228,857	$9	20,847,553	$2	$871,527	$(246,761)	$(151)	$144,647	$769,273
Class B to Class A shares	10,181,025	$1	(10,181,025)	(1)	70,872	—	—	(70,872)	—
Net loss	—	—	—	—	—	(42,443)	—	(6,205)	(48,648)
Stock-based compensation	616,558	$1	—	—	9,391	—	—	—	9,392
RSU taxes paid on behalf of employees	—	—	—	—	(530)	—	—	—	(530)
Foreign currency translation adjustment	—	—	—	—	—	—	402	48	450
BALANCE—December 31, 2024	112,026,440	$11	10,666,528	$1	$951,260	$(289,204)	$251	$67,618	$729,937

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
	Successor (Waldencast)			Predecessor (Obagi)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(48,648)	$(105,968)	$(120,557)	$(21,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	9,392	9,235	7,736	—
Depreciation and amortization	60,015	60,498	26,982	8,190
Non-cash lease expense	1,986	1,721	740	—
Provision for doubtful accounts	(996)	—	—	—
Change in fair value of derivative warrant liabilities	(23,627)	10,337	(6,793)	—
Non-cash loss from change in fair value on interest rate collar	—	106	592	—
Amortization of debt issuance costs	1,712	1,575	677	767
Amortization and release of related party liability	(5,856)	(4,058)	(12,186)	—
Deferred income taxes	(1,185)	(7,021)	(5,823)	90
Loss on impairment of goodwill	5,031	—	68,715	—
Loss on impairment of right of use assets	—	3,643	—	—
Loss (gain) on disposal of equipment	112	62	(2)	35
Changes in operating assets and liabilities, net of impact of business combinations:
Accounts receivable	(3,158)	(2,071)	(204)	3,524
Related party accounts receivable	309	(816)	265	—
Inventories	2,580	(1,300)	6,382	(13,008)
Prepaid expenses	(2,236)	996	(213)	658
Other current assets and other assets	(377)	138	(250)	(352)
Accounts payable	(2,982)	4,382	(1,021)	9,635
Related party accounts payable	(18)	(354)	43	—
Operating lease liabilities	(2,677)	(2,560)	(724)	—
Other current liabilities and other liabilities	1,803	1,680	(39,336)	1,481
Net cash used in operating activities	(8,820)	(29,775)	(74,977)	(10,037)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(304)	(455)	(247)	(248)
Capital expenditure on property and equipment	(2,708)	(1,591)	(1,340)	(661)
Proceeds from trust account	—	—	44,883	—
Acquisition of Obagi Business Combinations, net of cash acquired	—	—	(465,010)	—
Acquisition of Milk Business Combinations, net of cash acquired	—	—	(122,653)	—
Cash received for interest rate collar premium	92	52	—	—
Net cash used in investing activities	(2,920)	(1,994)	(544,367)	(909)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PIPE investments	—	70,000	118,000	—
Payment of PIPE transaction costs	—	(1,068)	—	—
Proceeds from FPA investments	—	—	333,000	—
Proceeds from term loan	—	—	175,000	—
Repayment of term loan	(8,750)	(8,777)	(4,348)	(1,375)
Proceeds from revolving credit facility	15,000	35,000	14,117	6,000
Repayment of revolving credit facility	—	(49,117)	—	—

See accompanying notes to consolidated financial statements.

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
	Successor (Waldencast)			Predecessor (Obagi)
Proceeds from note payable	1,632	2,420	—	—
Repayment of note payable	(1,770)	(1,452)	—	—
Payment of debt issuance costs	—	—	(6,304)	(742)
RSU taxes paid on behalf of employees	(530)	(1,473)	—	—
Distribution to pay withholding taxes	—	(1,204)	—	—
Net cash provided by financing activities	5,582	44,329	629,465	3,883
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(6,158)	12,560	10,121	(7,063)
Effect of foreign exchange rates on cash and cash equivalents	(116)	(147)	(36)	96
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	22,576	10,163	78	13,444
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$16,302	$22,576	$10,163	$6,477

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$—	$—	$152	$3
Interest	15,125	17,331	5,550	5,053

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures in accounts payable and accruals	$146	$318	$406	$43
Obagi China Distribution to shareholder	—	—	—	13,113
Issuance of ordinary shares for Obagi Business Combinations	—	—	277,824	—
Issuance of ordinary shares for Milk Business Combinations	—	—	200,087	—
Conversion of promissory note to warrants	—	—	650	—

See accompanying notes to consolidated financial statements.

Waldencast plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, except share and per share data)
1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Successor
Waldencast plc (“Waldencast” or the “Company”), formerly known as Waldencast Acquisition Corp., is a Bailiwick of Jersey (“Jersey”) company. Waldencast was originally incorporated on December 8, 2020 as a Cayman Islands exempted company and a blank check company solely for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 18, 2021, Waldencast consummated an initial public offering of 34,500,000 units (the “IPO”), with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”) to acquire one Class A ordinary share (together, a “Unit”), at $10.00 per Unit.
In connection with the Business Combination (as defined below), on July 26, 2022, Waldencast obtained shareholder approval to change its jurisdiction of incorporation. Pursuant to the Cayman Companies Act (the “Cayman Act”) and the Companies (Jersey) Law 1991, as amended (the “Jersey Companies Law”), Waldencast effected a deregistration under the Cayman Act and a domestication under Part 18C of the Jersey Companies Law. This was accomplished by filing a memorandum and articles of association with the Registrar of Companies in Jersey (the “Domestication”). Upon the effective time of the Domestication, Waldencast Acquisition Corp. was renamed Waldencast.
On July 27, 2022 (the “Closing Date”), Waldencast acquired (the “Business Combination”) Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively “Milk”), as more fully described in “Note 3. Business Combinations.” Following the closing of the Business Combination, the Company conducts its business through the following operating and reportable segments: (i) Obagi Medical and (ii) Milk Makeup.
Obagi is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market. Obagi provides cosmetic, over-the-counter and prescription products.
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
Predecessor
Obagi Global Holdings Limited is a holding company incorporated that conducts all operations through its wholly-owned subsidiaries. On July 15, 2021, ZhongHua Finance Acquisition Fund I, L.P., Obagi’s sole shareholder, transferred its 4,000,000 ordinary shares to its affiliate, Cedarwalk Skincare Ltd. (“Cedarwalk”), which became the new sole shareholder of Obagi. This transfer between affiliates did not result in any change of control.
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed all of the outstanding shares of its subsidiary, Obagi Hong Kong Limited (“Obagi Hong Kong” or “Obagi HK”) to its shareholder, Cedarwalk (the “Obagi China Distribution”). All sales of Obagi products in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) prior to the Business Combination had been conducted through the Obagi China Business (the “Obagi China Business”), which were not acquired by Waldencast in the Business Combination.

Unless the context requires otherwise, the “Company,” “we,” or “our” refers to Obagi for periods prior to the Business Combination and to Waldencast together with its consolidated subsidiaries, as the Successor for periods after the Business Combination.
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
This change in accounting basis is represented in the accompanying consolidated financial statements by a black line, which appears between the columns entitled Successor and Predecessor in the relevant financial statements and in the relevant accompanying notes. The black line signifies that the consolidated financial statements presented for the Company after the Closing Date (the “Successor Period”) are presented on a measurement basis different from those for the period prior to the Closing Date (the “Predecessor Period(s)”). As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor Periods (which only includes Obagi, including the Obagi China Business, through July 27, 2022) and for the Successor Periods, which include Waldencast and its subsidiaries from July 28, 2022 to December 31, 2022, the year ended December 31, 2023, and the year ended December 31, 2024, are presented on a different basis of accounting and are therefore, not comparable.
Certain prior year amounts in the consolidated financial statements and notes have been reclassified to conform to current year presentation. These reclassifications had no effect on net income or loss. These include reclassifying research and development costs into selling, general and administrative costs and reclassifying gondolas into furniture and fixtures.
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
Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard.
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
Concentrations of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the U.S. and considers such risk to be minimal. Such bank deposits may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.
The Company’s accounts receivable primarily represent amounts due from distributors, and third-party logistics companies, directly and indirectly from major retailer located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, monitoring payment frequency, and requiring customer advance payments in certain circumstances. The Company generally does not require collateral.
As of December 31, 2024 and 2023, one U.S. customer accounted for 33% and 27% of accounts receivable, respectively.
During the year ended December 31, 2024, the Company purchased approximately 15% and 12% of inventory from two vendors, respectively. During the year ended December 31, 2023 the Company purchased approximately 17% of inventory from one vendor.
As of December 31, 2024, no vendor exceeded 10% of accounts payable. As of December 31, 2023, one vendor accounted for 18% of accounts payable.
Cash and Cash Equivalents—The Company considers highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.
Restricted Cash—The Company’s restricted cash represents funds that were not accessible for general purpose cash needs due to contractual limitations. As of December 31, 2024, the Company’s cash and cash equivalents, and restricted cash balance was $14.8 million and $1.5 million respectively. Restricted cash is composed of $0.7 million held as collateral for corporate credit cards and $0.8 million held as a lease deposit through the end of the lease in November 2030. As of December 31, 2023 the Company’s cash and cash equivalents, and restricted cash balance was $21.1 million and $1.5 million respectively.
Inventories—The Company’s products are produced by third-party contract manufacturers (“CMOs”). Inventories consist of finished goods, work-in-process products and promotional products, valued at the lower of cost or net realizable value using the standard cost method, which approximates actual costs determined on a first-in, first-out (“FIFO”) basis. In order to track inventory quantities, the Company uses a perpetual inventory system. Promotional products are charged to cost of goods sold at the time the product is shipped to the Company’s customer.
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
The Company evaluates the carrying value of inventories on a regular basis and determines the need, if any, to write down carrying values by considering historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost, and the remaining shelf life of goods on hand. It accounts for losses that may occur when the inventory cannot be sold at its full cost. If historical costs exceed the net realizable value at the balance sheet date, the Company adjusts the inventory to net realizable value (i.e., if impairment is identified, the Company records write-downs of inventories to cost of goods sold in the period in which it occurs). Each period, Management will evaluate whether any additional write downs are required (generally, by stock keeping unit (“SKU”) and/or lot). Specific write downs may relate to known matters, such as quality concerns or a discontinued product.
Sales Returns
Certain arrangements may give the Company’s customers the right to return products. In addition, when customer arrangements do not give the Company’s customer the explicit right to return products, the Company may accept returns on a discretionary basis. The Company records a return asset for products returned by customers measured at the former carrying amount of the inventory, less any expected costs to recover the goods and potential decreases in value. If the returned inventory is not considered re-sellable, it will be written off to cost of goods sold. When customers have the right to receive a refund for defective or damaged products (as opposed to a replacement product), the right is accounted for as a right of return under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). When customers have the right to receive a replacement product for defective or damaged products, the right is accounted for as a warranty under ASC 460-10, Guarantees and the Company accrues for replacement costs.
Derivatives—The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about the Company’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedging items affect the consolidated financial statements.
The Company has used interest rate collars to mitigate interest risk associated with its variable rate credit agreements. See “Note 9. Financial Instruments” for further discussion of the interest rate collar.
Terms of debt instruments are reviewed to determine whether they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the consolidated balance sheets at fair value under ASC 815.
Warrant Liabilities
The Company accounts for Public Warrants and Private Placement Warrants (each as defined in “Note 9. Financial Instruments”) as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and, therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company measures the warrants at fair value at inception and at each reporting date, with changes in fair value recognized in change in fair value of derivative warrant liabilities in the consolidated statements of operations and comprehensive loss in the period of change. See “Note 9. Financial Instruments” for further discussion of the warrants, including the FPA Warrants (as defined therein).
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
Capitalized Software and Website Development Costs—The Company capitalizes costs related to (i) internal-use software (ii) cloud computing arrangement (“CCA”) implementation costs, and (iii) other software-related costs (e.g., website development costs).
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
Prepaid Expenses—At initial recognition, the Company measures prepaid assets based on cost (i.e., amount paid). In the accounting period or periods in which a good or service is used or received, the asset will be reduced by a proportionate amount and an associated asset (e.g., inventory) or expense (e.g., marketing) will be recorded.
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
Prepaid Marketing and Advertising
The Company generally expenses the costs of advertising and marketing as incurred, except for costs associated with producing advertising. While production costs (i.e., costs to develop promotions for a specific campaign associated with an identified new brand or new product) are incurred during the process of production, the Company has elected to expense certain costs when the associated advertising takes place. In the event that the advertising is not expected to occur (e.g., decision has been made to not launch a promotion) or a 12-month period elapses without the associated advertising occurring, the associated production costs will be expensed.
Property and Equipment, Net—Property and equipment are stated at cost, net of accumulated depreciation. In the case of a business combination, acquired property and equipment are recognized at their fair value as of the date of acquisition. Following initial recognition, property and equipment are carried at cost less accumulated depreciation.

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
Intangible Assets, Net—Intangible assets consist primarily of trademarks and trade names, a supply agreement, customer relationships, and formulations. Intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset.
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
Business Combinations—When the Company acquires a business, the total purchase consideration provided is allocated to the identifiable assets and liabilities of the acquired business at their estimated respective fair values. Any excess consideration of the fair value of purchase consideration over the fair values of assets acquired and liabilities assumed is recognized as goodwill.
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
Debt Issuance Costs—The Company capitalizes costs related to the issuance of debt instruments, as applicable. Such costs are initially recorded as a direct deduction from the applicable debt instrument and amortized over the contractual term of the related debt instrument in interest expense, net using the straight-line method, which approximates the effective interest method, in the consolidated statements of operations and comprehensive loss.

Accounts Receivable, Net—Trade accounts receivable are stated at net realizable value. Receivables are unsecured and represent amounts billed to and currently due from customers. Payment terms are generally short-term in nature and are determined based on the financial stability of the customer.
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
The Company has determined that each of its products is distinct and represents a separate performance obligation. The Company does not have any contracts that contain multiple performance obligations. The transaction price is equal to the consideration the Company expects to be entitled to. When measuring revenue and determining the consideration the Company expects to be entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration. Product sales revenue is recognized net of provisions for estimated volume rebates and discounts, markdowns, margin adjustments, early-payment discounts and returns. The Company estimates variable consideration using the expected value method and adjusts the transaction price when control of the related product is transferred to the customer.
The Company’s distributors charge us fees for certain services rendered by them, including packing and shipping, marketing and advertising the Company’s products, monitoring product reviews, regulatory services, providing customer service, and generating data and analytical reports on product sales. Distributor fees for services are recognized as a reduction to revenue because the services provided are not distinct from the distributors’ purchase of products.

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
The Company has different contracted shipping terms with different customers that dictate the timing of payment, passage of legal title, transfer of physical possession, and when assumption of the risks and rewards occur. For distributors (other than the “Physician Channel Provider”) and retailers, depending on the contract, the Company considers transfer of control to have occurred either once the delivery of the product has occurred or once the product has been picked up from the Company’s designated warehouse/distribution center by the customer’s shipping agent, unless the Company is responsible for shipping the goods, in which case transfer of control passes upon delivery to the customer.
Obagi’s operations in the U.S. heavily depend on a single distributor, referred to as the Physician Channel Provider, which manages sales to healthcare professionals in the physician-dispensed channel as well as retail and spa customers. For DTC sales and sales to physicians through the Physician Channel Provider, control transfers upon shipment to the end consumer or physician.
Promotional Products
When the Company provides promotional products (e.g., samples and testers) alongside a related saleable product, their cost is recognized in cost of sales at the same time the related product’s revenue is recognized.
Royalties
The Company generates royalty revenue from products in China by Obagi Hong Kong and in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi Medical brand name in the Japanese retail skincare channels. Under these agreements, the Company provides the local operators with a license of intellectual property and receives a royalty based upon a percentage of net sales of Obagi-branded products sold in Japan and Hong Kong. The Company recognizes revenue for the sales-based royalty at the later of when the local operators make sales of the products or when the purchase obligation has been satisfied.
Costs to Obtain a Contract with a Customer
The Company recognizes the incremental costs of obtaining a customer contract as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental costs to obtain contracts primarily relate to sales commission and sales-based bonuses. There were no total capitalizable costs to obtain a contract during the periods presented.
Other
The Company’s contracts do not typically give rise to material contract assets or contract liabilities because (i) payment is typically closely aligned with the timing of the Company’s performance or (ii) the Company performs prior to customer payment, and the Company has an unconditional right to payment that represents an account receivable. Similarly, the Company does not recognize material revenue in reporting periods from performance obligations satisfied in previous periods. The Company applies the exemption in ASC 606-10-50-14(a) for ASC 340-40-25-4 related to disclosure of the amount of transaction price allocated to unsatisfied performance obligations for royalty contracts. Because of the short-term nature of product sales contracts, the Company typically does not have other material amounts to disclose related to the transaction price allocated to unsatisfied performance obligations.
Cost of Goods Sold—Cost of goods sold consists primarily of expenses related to inventory, and promotional product costs, including when inventory and promotional products are sold or written down, freight and inventory inspection costs, depreciation and amortization of product-related intangible asset and supply agreements, and amortization of the inventory fair value step-up related to the Business Combination.

Distribution—Costs related to shipping, handling, warehousing and distribution for the year ended December 31, 2024, the year ended December 31, 2023, and the period from July 28, 2022 to December 31, 2022, were $8.7 million, $6.6 million, and $2.0 million, respectively. These costs include costs that are incurred in order to get the product from the distribution centers to the end consumer and are included within selling, general and administrative expense (“SG&A”). The Company accounts for shipping and handling activities as fulfillment activities instead of as performance obligations and recognizes these costs as SG&A expenses. Amounts billed to customers for shipping and handling are included in revenue. In the Predecessor period, the Company only included shipping and handling costs in SG&A expense. The costs related to shipping and handling for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) were $0.6 million.
Advertising—Advertising costs are expensed in the period in which they are incurred. Total advertising costs, included in SG&A expense on the consolidated statements of operations and comprehensive loss, were $43.5 million, $16.3 million, $11.7 million, and $6.8 million for the year ended December 31, 2024, the year ended December 31, 2023, the period from July 28, 2022 to December 31, 2022, and the period from January 1, 2022 to July 27, 2022 (Predecessor Period), respectively.
Research and Development—Research and development costs are included in SG&A expense on the consolidated statements of operations and comprehensive loss. All periods presented reflect this classification.
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
The Company recognizes compensation expense for awards with service or performance conditions using the straight-line method over the requisite service period, which is generally the award’s vesting period. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a service condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition is deemed probable.
Income Taxes—The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.

The provision for income taxes represents income taxes paid or payable for the current period plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether a valuation allowance is required often requires significant judgment including the long-range forecasting of future taxable income and the evaluation of planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. A valuation allowance of $22.5 million was recorded as of December 31, 2024 and $19.8 million was recorded as of December 31, 2023.
The Company accounts for a tax benefit from an uncertain position in the consolidated financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50% likely to be realized. As of December 31, 2024 and December 31, 2023, the Company had no uncertain positions in the consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts accrued for interest and penalties as of December 31, 2024, December 31, 2023, or December 31, 2022.
Net Loss Per Share—Basic net loss per share attributable to shareholders of ordinary shares is computed by dividing the Company’s net loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted net income per share attributable to holders of ordinary shares is computed by giving effect to all potentially dilutive securities. The net loss per share that is not attributable to the Company is reflected in net loss attributable to noncontrolling interests in the consolidated statements of operations and comprehensive loss.
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
Segments—An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that, following the Business Combination, the Company has two operating and reportable segments: Obagi Medical and Milk Makeup, reflecting the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.
Commitments and Contingencies—In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
Recently Adopted Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The Company adopted this accounting standard in the fourth quarter of 2024, which resulted in expanded disclosures within our notes to the consolidated financial statements. There was no other impact on our consolidated financial statements. See “Note 18. Segment Reporting” for additional detail.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance requires an acquirer to, at the date of acquisition, recognize and measure the acquired contract assets and contract liabilities acquired in the same manner that they were recognized and measured in the acquiree’s financial statements before the acquisition. This guidance is effective for interim and annual periods beginning after December 15, 2023 for an EGC company, with early adoption permitted. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date. The Company adopted this accounting standard as of January 1, 2024, with no material impact on its consolidated financial statements and related disclosures. Future acquisitions will be evaluated under this guidance.
Recently Issued Accounting Standards, Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively however, retrospective application is also permitted. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income – Expense Disaggregation Disclosures. The guidance will require disaggregated disclosures and of certain cost and expense categories presented on the face of the income statement. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements.
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

Pursuant to the Milk Equity Purchase Agreement, at the effective time of the Milk Transaction (the “Milk Purchase Effective Time”) the Purchasers acquired from the Milk Members all of their equity in Milk in exchange for (i) 21,104,225 limited partnership units in Waldencast Partners LP (“Waldencast LP Units”) (ii) 21,104,225 Class B ordinary shares, which are non-economic voting shares of Waldencast and (iii) cash in the amount of $121.6 million (the “Milk Transaction”). Each Waldencast LP Unit and Class B ordinary share held by a Milk Member is redeemable at the option of the holder, and, if such option is exercised, exchangeable at the option of Waldencast into one Waldencast Class A ordinary share or cash, in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement. Upon consummation of the Business Combination Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast Partners LP, which is an indirect subsidiary of Waldencast.
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
–The original owner of Waldencast, Waldencast Long-Term Capital LLC (the “Sponsor”), and its affiliates nominated the majority of the initial members who will serve on the Board (the former owner of Obagi nominated one director, and Milk nominated no directors); and
–Waldencast’s existing management holds executive management roles for the post-combination company, whilst Obagi and Milk management team members report into the current Waldencast executive team.
Immediately prior to the Obagi Merger Effective Time, Obagi carved out and distributed the Obagi China Business to Cedarwalk pursuant to the Obagi China Distribution. Following the Obagi China Distribution, the Obagi China Business continues to be held by Cedarwalk, which also owned 24.5% of the fully diluted Waldencast Class A ordinary shares as of the Obagi Merger Effective Time. Prior to the Obagi China Distribution, the pre-tax losses for the Obagi China Business were $8.0 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period).
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
Goodwill recognized for these acquisitions is attributable to improving the product offerings, expanding into additional markets and the expected cash flows resulting from these efforts, and assembled workforce. Goodwill recognized is not expected to be deductible for local tax purposes. During the period from July 28, 2022 to December 31, 2022, the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Medical reporting unit. During the year ended December 31, 2024, the Company recorded an additional non-cash impairment charge of $5.0 million within the Obagi Medical reporting unit. See “Note 5. Goodwill” for additional details.
See “Note 18. Segment Reporting” for amounts related to revenue and earnings associated with Obagi Medical and Milk Makeup subsequent to the acquisition date.
Related Party Liability
The Company recognized a liability with respect to a related party supply contract executed on the Closing Date between Obagi and Obagi Hong Kong. The fair value of the related party liability was determined using the present value of after-tax cash flows related to unfavorable discounts provided to the Obagi China Business included in the Supply Agreement (the “Supply Agreement” as further detailed in “Note 16. Related Party Transactions”). As of the Obagi Merger Effective Time, the Company recognized a related party liability of $22.1 million. During the year ended December 31, 2024, the year ended December 31, 2023, and the period from July 28, 2022 to December 31, 2022, the Company amortized $2.3 million, $4.1 million, and $12.2 million, respectively, of the related party liability into the related party revenue recognized on the sale of products to the Obagi China Business. During the year ended

December 31, 2024, the Company recorded $3.4 million in Other income due to the termination of an interim supply agreement and the associated release of the remaining related party liability. The parties operated under this interim supply agreement, which terminated in July 2023, until December 2024, at which point the remaining related party liability was amortized and released. As a result, the Company did not have a remaining related party liability as of December 31, 2024. The Company had a related party liability of $5.9 million, included in Other current liabilities, as of December 31, 2023.
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
Transaction Costs
In connection with the Business Combination, Waldencast incurred transactions costs of $9.4 million which were incurred during the period from July 28, 2022 to December 31, 2022. Transaction costs consisted of advisory, legal, accounting and management fees, which are included in SG&A expenses on the consolidated statements of operations and comprehensive loss.
Unaudited ASC 805 Pro Forma
The following unaudited pro forma combined financial information presents the Company’s results as though the Business Combination had occurred on January 1, 2021, for the year ended December 31, 2022. The unaudited pro forma consolidated financial information has been prepared using the acquisition method of accounting in accordance with U.S. GAAP.

Year ended December 31, 2022
(In thousands)	(Unaudited)
Pro forma net revenue	$200,547
Pro forma net loss	(86,930)
Less: Pro forma net loss attributable to noncontrolling interest	(25,140)
Pro forma net loss attributable to Waldencast plc	$(61,790)
These unaudited pro forma results include adjustments such as inventory step-up, amortization of acquired intangible assets, and interest expense on debt financing in connection with the Business Combination. Material, nonrecurring pro forma adjustments directly attributable to the Business Combination include:
• Cost of goods sold related to acquired inventory step-up of $10.0 million was removed from net income for the year ended December 31, 2022; and

•Transaction related costs of $66.1 million were removed from net income for the year ended December 31, 2022.
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
SA Distributor Transaction
In March 2023, as part of our strategy to internalize distribution channels in key markets, certain of Obagi's subsidiaries entered into and consummated a Purchase Agreement (the “Vietnam Purchase Agreement” with Obagi Vietnam and the Company’s Southeast Asia Distributor (“SA Distributor”), pursuant to which, among other terms, Obagi acquired certain assets of Obagi Vietnam, from the SA Distributor and in return, the SA Distributor received forty percent (40%) of the outstanding equity of Obagi Blue Sea Holding, LLC, an indirect subsidiary of Obagi and the parent company of Obagi Vietnam. The Vietnam Purchase Agreement also provided the SA Distributor with a potential earnout payment based upon the net revenue of the business of Obagi Vietnam during the twelve months ending December 31, 2026, subject to setoff for any owed obligations. The acquisition was determined to be an asset acquisition with the primary asset being the recovery of $1.6 million of inventory held by the SA Distributor. No fair value was allocated to the earnout liability as the Company concluded the earnout projections would not be achieved. In June 2024, Obagi entered into a Settlement and Release Agreement with the SA Distributor, which, among other things, extinguished the SA Distributor’s right to receive an earnout and the SA Distributor’s 40% interest in the outstanding equity of Obagi Blue Sea Holding, LLC.
4.REVENUE
The Company disaggregates its revenue from customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
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
Total revenue by sales channel was as follows for the periods indicated:

	Year ended December 31, 2024
(In thousands)	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$103,168	$120,362	$223,530
Distributors	41,630	4,209	45,839
Net product sales	$144,798	$124,571	$269,369
Royalties	4,468	31	4,499
Net revenue	$149,266	$124,602	$273,868

	Year ended December 31, 2023
(In thousands)	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$72,446	$97,222	$169,668
Distributors	40,203	3,245	43,448
Net product sales	$112,649	$100,467	$213,116
Royalties	5,002	20	5,022
Net revenue	$117,651	$100,487	$218,138

	Period from July 28, 2022 to December 31, 2022			Period from January 1, 2022 to July 27, 2022
(In thousands)	Obagi Medical	Milk Makeup	Total	Total
Revenue by Sales Channel
Direct sales	$30,276	$30,192	$60,468	$39,649
Distributors	28,826	1,091	29,917	31,080
Net product sales	$59,102	$31,283	$90,385	$70,729
Royalties	1,988	—	1,988	3,031
Net revenue	$61,090	$31,283	$92,373	$73,760

For the year ended December 31, 2024, three customers accounted for 18%, 17%, and 10% of the Company’s revenue, respectively. For the year ended December 31, 2023, two customers accounted for 28% and 20% of the Company’s revenue, respectively. During the period from July 28, 2022 to December 31, 2022, three customers accounted for 29%, 18%, and 16% of the Company’s revenue, respectively. During the period from January 1, 2022 to July 27, 2022, two customers accounted for 44% and 20% of the Company’s revenue, respectively.
The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue. The Physician Channel Provider is also a distributor of the Company’s products to other channels, such as the spa channel, and the related sales are considered distributor revenue.
Revenue by Geographic Region
Total revenue by geographic region, based on the location of the end customer, was as follows for the periods indicated:

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Revenue by Geographic Region
North America	$202,261	$154,357	$56,630	$44,443
Rest of the World	67,108	58,759	33,755	26,286
Net product sales	$269,369	$213,116	$90,385	$70,729
Royalties	4,499	5,022	1,988	3,031
Net revenue	$273,868	$218,138	$92,373	$73,760

During the years ended December 31, 2024, and 2023, only one country, the United States, accounted for more than 10% of the Company’s total revenues, with net product sales amounting to $192.6 million and $145.3 million, respectively.
During the period from July 28, 2022 to December 31, 2022, the two countries that accounted for more than 10% of the Company’s total revenues were the United States and China, respectively, with net product sales amounting to $54.3 million and $17.0 million, respectively.
During the period from January 1, 2022 to July 27, 2022, (Predecessor Period) the two countries that accounted for more than 10% of the Company’s total revenues were the United States and Vietnam, with net product sales amounting to $43.8 million and $14.9 million, respectively.
5.GOODWILL
The Company allocated goodwill acquired in the Obagi Merger to its Obagi Medical reporting unit and goodwill acquired in the Milk Transaction to its Milk Makeup reporting unit. The fair value of each reporting unit was determined as of the Closing Date as part of the Business Combination (see “Note 3. Business Combinations”). The following table presents changes in goodwill by reportable segment:

(In thousands)	Obagi Medical	Milk Makeup	Total Goodwill
Balance as of December 31, 2022	$199,548	$135,072	$334,620
Balance as of December 31, 2023	$199,548	$135,072	$334,620
Impairment loss	(5,031)	—	$(5,031)
Balance as of December 31, 2024	$194,517	$135,072	$329,589
The Company evaluates goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. The goodwill impairment test is conducted at the reporting unit level. The fair value of the Company’s reporting units is determined using a combination of the discounted cash flow method under the income approach and the guideline public company method under the market approach. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by management as of the measurement date. Under the discounted cash flow method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes the Company’s most recent projected long-term financial forecasts for revenue, earnings, capital expenditures, and working capital. The discount rate used is intended to reflect the risks inherent in the future cash flows of the respective reporting unit. Under the guideline public company method, fair value is estimated using market multiples of various financial metrics observed for the reporting unit’s comparable public companies.
Immediately after the Business Combination (see “Note 3. Business Combinations”), the Company concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair value of the Obagi Medical reporting unit was less than its carrying amount. Therefore, the Company performed a quantitative goodwill impairment test for the associated reporting unit. As a result, during the period ended December 31, 2022, the Company recorded a non-cash impairment charge of $68.7 million within the Obagi Medical reporting unit. The annual impairment test performed for fiscal 2022 did not indicate a further impairment of goodwill at the time it was performed.
The annual impairment test performed for fiscal 2023 did not indicate an impairment of goodwill at the time it was performed.
The Company performed its annual goodwill impairment analysis using the qualitative approach on October 1, 2024, and the analysis concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair value of the Obagi Medical reporting unit was less than its carrying amount. Therefore, the Company performed a quantitative goodwill impairment test for the associated reporting unit. As a result, during the year ended December 31, 2024, the Company recorded a non-cash impairment charge of $5.0 million within the Obagi Medical reporting unit.

The Company performed a qualitative review of the Milk Makeup reporting unit on October 1, 2024, which did not indicate that the fair value of the reporting unit was less than the carrying value. On that basis, management concluded that there was no change in the fair value. As a result, the goodwill balance for the Milk Makeup reporting unit has not changed.
Changes in market conditions, laws and regulations, and key assumptions made in future qualitative or quantitative assessments, such as expected cash flows, competitive factors, discount rates, and value indications from market transactions, could negatively impact the results of future impairment testing and could result in the recognition of additional future impairment charges.
6.INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of December 31, 2024:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,875	$(102,169)	$457,706
Customer/distributor relationships	11	36,000	(6,449)	29,551
Tretinoin distribution and supply agreement	5	38,900	(18,885)	20,015
Formulations	8	28,900	(9,943)	18,957
Patents	20	227	(18)	209
Total		$663,902	$(137,464)	$526,438
Intangible assets, net consisted of the following as of December 31, 2023:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,644	$(59,989)	$499,655
Customer/distributor relationships	11	36,000	(4,532)	31,468
Tretinoin distribution and supply agreement	5	38,900	(11,105)	27,795
Formulations	8	28,900	(5,101)	23,799
Patents	20	154	(8)	146
Total		$663,598	$(80,735)	$582,863
Due to the non-cash goodwill impairment charge within the Obagi Medical reporting unit during the year ended December 31, 2024, the Company also performed a quantitative analysis on Obagi Medical's definite lived intangibles. The Company concluded there was no impairment to these assets.
Amortization expense for the year ended December 31, 2024, the year ended December 31, 2023, the period from July 28, 2022 to December 31, 2022, and the period from January 1, 2022 to July 27, 2022 (Predecessor Period) was $56.7 million, $56.7 million, $24.0 million, and $7.7 million, respectively.

Expected amortization for each of the years between 2025 through 2029, and thereafter are as follows:
(In thousands)

Years ending December 31,
2025	$56,737
2026	56,737
2027	53,496
2028	48,957
2029	48,957
Thereafter	261,554
$526,438
7.DEBT

(In thousands)	Maturity Date	As of December 31, 2024	As of December 31, 2023
2022 Term Loan	July 2026	$153,125	$161,875
Note Payable	May 2024	830	968
2022 Revolving Credit Facility	July 2026	15,000	—
Unamortized debt issuance costs		(2,339)	(3,050)
Net carrying amount		$166,616	$159,793
Less: Current portion of long-term debt		(29,479)	(8,529)
Total long-term portion		$137,137	$151,264
Note Payable — Directors and Officers (“D&O”) Insurance
In July 2024, the Company entered into an agreement with a financing company for $1.6 million to finance its D&O insurance policy. The terms of the agreement stipulated equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2025. Interest is accrued on this loan at an annual rate of 8.25%.
In August 2023, the Company entered into an agreement with a financing company for $2.4 million to finance its D&O insurance policy. The terms of the agreement stipulated equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2024, which had been fully repaid as of December 31, 2024. Interest was accrued on this loan at an annual rate of 8.2%.
2022 Credit Agreement
In June 2022, Waldencast Finco Limited, a wholly-owned subsidiary of the Company (the “2022 Credit Agreement Borrower”), together with Waldencast and certain of its subsidiaries as guarantors (the “2022 Credit Agreement Parent Guarantor”), entered into the 2022 Credit Agreement with the 2022 Credit Agreement Lenders and JPMorgan, as administrative agent for the 2022 Credit Agreement Lenders (the “2022 Credit Agreement Lenders”). The 2022 Credit Agreement provides the Company with access to a term loan of $175.0 million (the “2022 Term Loan”) and a revolving credit capacity with a current borrowing capacity of up to $45.0 million (the “2022 Revolving Credit Facility”), of which up to $7.5 million may be available, at 2022 Credit Agreement Borrower’s option, to be drawn in form of letters of credit (“2022 Letter of Credit”). The 2022 Credit Agreement is secured by the assets of the Company. The 2022 Credit Agreement restricts the Company’s ability to make certain distributions or dividends, subject to a number of enumerated exceptions.
The 2022 Credit Agreement matures on July 27, 2026, four years following the funding date. Borrowings under the 2022 Credit Agreement may accrue interest at a rate per annum equal to, at the 2022 Credit Agreement Borrower’s election, either alternate base rate plus an applicable margin of 2.5% per annum or a term benchmark rate plus an applicable margin of 3.5% per annum. As of December 31, 2024, borrowings under the 2022 Credit Agreement consisted entirely of term benchmark borrowings at a borrowing rate of 7.9% per annum.

In connection with the issuance of the 2022 Credit Agreement, the Company incurred $6.3 million of debt issuance costs. As of December 31, 2024, the weighted average interest rate was 8.7% for the 2022 Term Loan and 8.7% for the 2022 Revolving Credit Facility. The current portion of the 2022 Term Loan and the 2022 Revolving Credit Facility was $15.3 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2022 Term Loan and the 2022 Revolving Credit Facility was $1.2 million and $0.5 million, respectively. The accrued interest was $1.4 million as of December 31, 2024. Unamortized debt issuance costs on the 2022 Letter of Credit is $0.1 million, which is recorded in other current assets in the consolidated balance sheets.
Scheduled maturities under the Company’s 2022 Credit Agreement and the Note Payable as of December 31, 2024 are as follows:
(In thousands)

Year Ending December 31,
2025	$31,142
2026	137,813
2027	—
2028	—
2029	—
Total unpaid principal	$168,955
Waiver and Consent and Amendment to the 2022 Credit Agreement
On April 26, 2024, the 2022 Credit Agreement Borrower, 2022 Credit Agreement Parent Guarantor, JPMorgan and the required lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5.0 million in the aggregate to $45.0 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until December 31, 2024.
8.LEASES
The Company has operating leases for real estate properties for office and warehouse spaces with initial terms between approximately 1 and 11 years. Some of the Company’s lease contracts include options to extend the leases for up to 5 years. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.
The Company determines if a contract contains a lease at inception of the arrangement based on whether the Company has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether the Company has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset that the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company includes options that are reasonably certain to be exercised as part of the lease term. The Company may negotiate termination clauses in anticipation of any changes in market conditions but generally, these termination options are not exercised and not considered in the determination of the lease term. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. ROU assets are recognized on the balance sheet based on the lease liability adjusted for any initial direct costs, lease incentives received, and prepaid rent. The Company may elect to apply the short-term lease exception for leases with a term of 12 months or less. These leases will be not be recognized as an ROU asset or lease liability. The short-term lease payments will be expensed on a straight-line basis over the lease term.
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
The Company historically accounted for leases in accordance with ASC 840, Leases, under which operating leases were not recorded on the balance sheet. Adoption of ASC 842, Leases (“ASC 842”) was not required in interim periods preceding December 31, 2022. Upon consummation of the Business Combination, Obagi and Milk adopted ASC 842 as a matter of policy alignment. The period from January 1, 2022 to July 27, 2022 (Predecessor Period) does not reflect the impact of ASC 842 adoption, as the Company did not adopt the standard as of an interim 2022 period.
The Company’s lease expenses of $3.7 million and $3.5 million during the year ended December 31, 2024 and year ended December 31, 2023, respectively, were composed of operating lease costs. The Company does not have any finance leases, short-term lease costs or variable lease costs.
Supplemental cash flow information related to the Company’s operating leases was as follows:

(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$3,826	$3,309	$1,166
Right-of-use assets obtained in exchange for new operating lease liabilities	$131	$446	$4,081

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022
Weighted-average remaining lease term	6.05	6.92	7.75
Weighted-average discount rate	5.9%	5.9%	5.9%
Reconciliation of the undiscounted future minimum lease payments under non-cancelable operating leases to the total operating lease liability recognized on the consolidated balance sheet as of December 31, 2024 was as follows:

(In thousands)	Amount
2025	$3,797
2026	2,899
2027	2,452
2028	2,504
2029	2,548
Thereafter	4,173
Total future minimum lease payments	$18,373
Less: Imputed interest	2,883
Total reported lease liability	$15,490
Texas Leases
In December 2021 and July 2022, Obagi entered into a lease for a warehouse and office space, respectively, in Texas as part of their plans to relocate headquarters from California. The warehouse and office space leases will expire in 2032 and 2033, respectively.
The warehouse space was never made operational and in 2023, the Company permanently decided not to use the warehouse with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. The Company entered into a sublease for the warehouse space that will run through February 2032 with annual rent of $0.3 million. The sublease does not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $0.8 million during the year ended December 31, 2023 which was the excess of the carrying value of the associated lease right-of-use asset over its fair value.
In September 2023, Obagi vacated the Texas office space and relocated its headquarters back to California, permanently deciding to not use the office with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. The Company has entered into a sublease for the office space that will run through December 2025 with annual rent of $0.4 million. The sublease does not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $2.7 million during the year ended December 31, 2023 which was the excess of the carrying value of the associated office lease right-of-use asset over its fair value.
The Company estimated the fair values using discounted cash flows from the estimated net sublease rental income as of the date the decision to sublease was made. The impairment charges are included in selling, general and administrative expense in the consolidated statements of operations and comprehensive loss.
Disclosures Related to Periods Prior to the Adoption of ASC 842
Prior to the Obagi China Distribution, the Company leased office space under three non-cancelable operating leases expiring between September 2023 and February 2032. Rent expense related to the Company’s operating leases was $0.9 million for the period from January 1, 2022 to July 27, 2022 (Predecessor Period).
9.FINANCIAL INSTRUMENTS
Interest Rate Collar
To mitigate interest rate risk in connection with the variable rate loans under the 2022 Credit Agreement, the Company entered into an interest rate collar with Wells Fargo Bank, N.A. (“Wells Fargo”) in October 2022 for a notional value of $160.0 million and a fixed cash payment of $0.8 million. Under the terms of the interest rate collar, the Company was required to pay Wells Fargo if the monthly SOFR-based interest fell below the defined interest rate floor of 2.55%; conversely, the Company was entitled to receive payment from Wells Fargo if the monthly SOFR-based interest rate rose above the defined interest rate cap of 5.25%. Settlement in cash occurred monthly, if contractually required, until termination of the agreement, which occurred in October 2024. As of December 31, 2024, the Company no longer had an interest rate collar.
This derivative instrument has not been designated for hedge accounting, therefore the change in fair value is recognized in current period earnings. The fair value of these contracts, included in other non-current assets was zero and $0.1 million as of December 31, 2024 and December 31, 2023, respectively. The non-cash gain from the change in fair value was $0.1 million during the year ended December 31, 2024, recognized in other expenses, net. The non-cash losses from the change in fair value during the year ended December 31, 2023 and from July 28, 2022 to December 31, 2022 were $0.1 million and $0.6 million, respectively, and are recognized in other expenses, net. Receipts of $0.1 million were exchanged on the interest rate collar contract during each year ended December 31, 2024 and year ended December 31, 2023. No payments or receipts were exchanged on the interest rate collar contract during the period from July 28, 2022 to December 31, 2022 aside from the initial fixed cash payment of $0.8 million.
Warrant Liabilities
Pursuant to Waldencast’s IPO, the Company issued 11,499,950 Public Warrants to third-party investors. Simultaneously with the closing of the IPO, Waldencast completed the private sale of 5,933,333 warrants (the “Sponsor Warrants”) to the Sponsor. Also, in connection with the IPO, on February 22, 2021, Waldencast, the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund, a member of the Sponsor (“Zeno”), entered into a Forward Purchase Agreement (the “Sponsor FPA”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain Trust (“Burwell”) on December 20, 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor FPA, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Waldencast Class A ordinary shares and 5,333,333 warrants (the “Sponsor FPA Warrants”) in connection with the closing of the Business Combination. In addition, Waldencast and Beauty Ventures LLC (“Beauty Ventures”) entered into a Forward Purchase Agreement on March 1, 2021 (the “Third-Party FPA”, and

together with the Sponsor FPA, the “FPAs”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and 5,766,666 warrants (the “Third-Party FPA Warrants” and together with the Sponsor FPA Warrants, the “FPA Warrants”) for an aggregate commitment amount of $173.0 million, in connection with the closing of Waldencast’s initial business combination. Finally, in connection with the Business Combination, Waldencast issued 1,000,000 warrants to settle $1.5 million working capital loans with its Sponsor, the terms of which are identical to the Sponsor FPA Warrants (the “Sponsor Loan Warrants”). The Sponsor Loan Warrants and Third-Party FPA Warrants are collectively referred to as the “Private Placement Warrants.”
As of December 31, 2024, all of the above-noted warrants, totaling 29,533,282, remained issued and outstanding. The Company recognized a gain of $23.6 million, a loss of $10.3 million, and a gain of $6.8 million from the change in fair value of the Public Warrants and Private Placement Warrants in the Company’s consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, during the year ended December 31, 2023, and for the period from July 28, 2022 to December 31, 2022, respectively.
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
–at a price of $0.01 per warrant if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted);
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

10.FAIR VALUE MEASUREMENTS
The following tables present information by year about the Company’s financial instruments that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of December 31, 2024
(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative warrant liabilities - Public	$1,983	$1,983	$—	$—
Derivative warrant liabilities - Private	$3,038	$—	$3,038	$—

	As of December 31, 2023
(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate collar	$61	$—	$61	$—
Liabilities:
Derivative warrant liabilities - Public	$11,155	$11,155	$—	$—
Derivative warrant liabilities - Private	$17,492	$—	$17,492	$—
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
11.SUPPLEMENTAL BALANCE SHEET DISCLOSURES
Accounts Receivable, Net
As of December 31, 2024, accounts receivable, net consisted of accounts receivable of $25.6 million, less allowance for doubtful accounts of $0.1 million. As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $22.9 million, less allowance for doubtful accounts of $1.6 million.

The change in the allowance for doubtful accounts were as follows:

(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Balance at beginning of period	$1,552	$994	$1,061	$671
Provision (recovery) for bad debts	(996)	558	(67)	390
Write-off of uncollectible accounts, net	(448)	—	—	—
Balance at end of period	$108	$1,552	$994	$1,061
Inventories
The components of inventories were as follows:

(In thousands)	As of December 31, 2024	As of December 31, 2023
Work in process	$8,354	$10,336
Finished goods	44,750	45,348
Total inventories	$53,104	$55,684
Property and Equipment, Net
Property and equipment, net consisted of the following:

(In thousands)	As of December 31, 2024	As of December 31, 2023
Computer hardware, software and equipment	$742	$689
Furniture and fixture	9,848	7,611
Machinery and equipment	598	812
Internally developed software	1,739	854
Leasehold improvements	2,100	2,070
Total property and equipment	$15,027	$12,036
Less accumulated depreciation	(9,196)	(6,105)
Property and equipment, net	$5,831	$5,931
Depreciation expense for property and equipment for the year ended December 31, 2024, the year ended December 31, 2023, and the period from July 28, 2022 to December 31, 2022 were $3.3 million, $3.8 million, and $2.9 million, respectively. Depreciation expense for property and equipment for the period from January 1, 2022 to July 27, 2022 (Predecessor Period) was $0.5 million.
Depreciation expense pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.

Other Current Liabilities
The major components of other current liabilities consisted of the following:

(In thousands)	As of December 31, 2024	As of December 31, 2023
Accrued salaries and related expenses	$9,155	$8,702
Accrued sales returns and damages	2,723	2,527
Accrued interest	1,424	1,357
Accrued distribution fees	—	590
Related party liability	—	5,856
Accrued professional services	3,832	2,901
Other	2,426	1,765
Total	$19,560	$23,698
There was no related party liability as of December 31, 2024 due to the change in contract terms, which resulted in a release of the liability. The related party liability of $5.9 million as of December 31, 2023 reflects the remaining unamortized fair value of the related party inventory contract executed on the acquisition date between Obagi and the Obagi China Business (see “Note 3. Business Combinations”).
12.STOCK-BASED COMPENSATION
Incentive Award Plan
The Company’s 2022 Incentive Award Plan (the “2022 Plan”) provides for incentives to be provided to selected officers, employees, non-employee directors and consultants of the Company in the form of options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses or other stock-based awards granted under the 2022 Plan. The 2022 Plan became effective on July 27, 2022 in connection with the closing of the Business Combination.
The notional maximum number of ordinary shares authorized under the 2022 Plan for the fiscal year ended December 31, 2024 was 23,042,449 (the “Share Reserve”). The Share Reserve automatically increases on January 1st of each calendar year by 3% of the total ordinary shares then issued and outstanding, or such lesser amount as determined by the Board. All shares reserved for issuance under the 2022 Plan may be granted as incentive stock options. As of December 31, 2024, taking into account previous grants and forfeitures, the Company had 5,533,142 ordinary shares remaining available for future issuances under the 2022 Plan.
In 2024, the Company granted an aggregate of 3,828,878 Restricted Stock Unit (“RSU”) incentive awards to employees and non employees of the Company, generally vesting over one to three years. Some portion vested immediately with the balance vesting annually. Of these awards 312,830 were granted to the Founders,
Also in 2024, the Company granted an aggregate of 319,471 RSUs to directors, typically vesting immediately or over one to three years.
In August 2022, the Company approved incentive awards to employees of Waldencast, Milk, and Obagi. The long-term incentive awards (the “LTI Awards”) are restricted stock units that vest based on both a service condition and meeting either a net sales or EBITDA target in calendar year 2022. These LTI Awards were granted to employees in November 2022. The performance targets for the LTI Awards were met for Milk in 2022. The Company granted LTI Awards will vest one-third each year beginning on February 15, 2023, subject to continued service through such dates. In May 2023, the Board approved a modification to the LTI Awards by waiving the performance conditions for most Obagi and Waldencast employees totaling 137,537 RSUs. The conditions were not waived for the former Chief Executive Officer of Obagi and the Chief Executive Officer and Chief Growth Officer of Waldencast, resulting in forfeiture of 360,000 RSUs. Based on the financial statements prepared by the Company for the period ended December 31, 2022, the Board certified that the applicable performance goals were not met and, accordingly, that the

2022 RSUs granted to the Company’s founders would not vest. No additional grants of RSUs were made for the year ended December 31, 2024 or for the year ended December 31, 2023.
In November 2022, the Company approved a one-time stock grant for certain Milk employees that were not eligible to participate in the LTI award program. A total of 10,000 awards were approved under this program. These awards are service-based restricted stock units that will cliff vest three years from the grant date, subject to continued employment with the Company.
Strategic Growth Incentive
In 2024, the Company granted an aggregate of 2,557,119 strategic growth incentive 2027 awards in performance vested share units to certain Company employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the Company’s Net Revenue and earnings before interest, taxes, depreciation, and amortizations (“EBITDA”) targets for the year ended December 31, 2027. These awards had a grant date fair value per share ranging between $2.88 and $6.48. Some of the awards require a one-year post vesting holding period once the shares have been awarded.
In 2023, the Company granted an aggregate of 2,290,000 strategic growth incentive 2025 awards in performance vested share units to certain Company employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the Company’s net revenue and EBITDA targets for the year ended December 31, 2025. These awards had a grant date fair value per share of $8.88 and require a one-year post vesting holding period once the shares have been awarded.
Restricted stock activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2023	2,296,831	$8.72
Granted	6,705,468	3.69
Vested	(567,745)	5.84
Forfeited	(851,298)	8.87
Outstanding as of December 31, 2024	7,583,255	$4.61
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

Stock option activity for the year ended December 31, 2024 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2023	18,915,358	$9.10	7.3	$47,792
Granted	—	—	—	—
Exercised	(150,000)	0.68	—	—
Forfeited	(1,628,000)	5.73	—	—
Balance as of December 31, 2024	17,137,358	10.48	6.4	1,156
Exercisable as of December 31, 2024	9,168,975	7.31	5.0	1,156
Vested and expected to vest as of December 31, 2024	17,137,358	$10.48	6.4	$1,156
The fair value of stock option awards was determined on the grant date using the Monte Carlo simulation model for Founder Awards and the Hull-White lattice pricing model was used for Replacement Options based on the following weighted-average assumptions:

	Period from July 28, 2022 to December 31, 2022
	Founder Awards	Replacement Options
Risk-free interest rate (1)	2.87% - 2.92%	2.79% - 2.80%
Expected term (years) (2)	4.7 - 9.9	N/A
Exercise multiple (3)	N/A	2.30
Expected stock price volatility (4)	39.77% - 44.76%	50.00%
Dividend yield (5)	N/A	N/A
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
(4)For Founder Awards, the expected stock price volatility is the median historical volatility of Waldencast’s volatility peer group with a look-back period equal to the contractual term using daily stock prices; for Replacement Options, the expected stock price volatility is estimated by adjusting the observed equity volatility for leverage.
(5)Waldencast has not paid any dividends historically and does not plan to declare dividends in the foreseeable future and therefore assumed a dividend yield of zero.
Stock-compensation expense for the years ended December 31, 2024 and 2023, and the period from July 28, 2022 to December 31, 2022, was $9.4 million, $9.2 million, and $7.7 million, respectively. The unrecognized compensation cost as of December 31, 2024 for stock options and restricted stock was $16.1 million and $13.0 million, respectively. These costs are expected to be recognized over a weighted-average service period of 3.5 and 2.3 years for stock options and restricted stock, respectively.
Predecessor Incentive Plan
In January 2021, the Predecessor established a Stock Incentive Plan (the “Predecessor Incentive Plan”), under which stock options, stock awards, and restricted stock units (“Predecessor Restricted Stock”) of the Company could be granted to eligible employees, directors, and consultants. Under the Predecessor Incentive Plan, the Company was authorized to issue of a maximum number of 1,500,000 shares of Obagi common stock. Incentive stock options were required to have an exercise price at or above the fair market value of the stock on the date of the grant. The Company’s stock options and Predecessor Restricted Stock granted during the period from January 1, 2022 to July 27, 2022 (Predecessor Period) had service-based and performance-based vesting conditions.
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
13. SHAREHOLDERS’ EQUITY
Share Capital
Under the Company’s Memorandum of Association (the “Constitutional Document”), its authorized share capital consists of 1,000,000,000 Class A ordinary shares, 100,000,000 Class B ordinary shares and 25,000,000 Preferred Shares, each having a par value of $0.0001. As of December 31, 2024, there were 112,026,440 and 10,666,528 Class A and Class B ordinary shares, respectively, issued and outstanding. The Company did not have any Preferred Shares issued and outstanding as of December 31, 2024.
Each Class A ordinary share is entitled to one vote per share. The Company can, at the discretion of its Board, declare dividends and distributions out of the funds of the Company lawfully available therefor. In the event of a voluntary or involuntary liquidation or wind-up, assets available for distribution among the holders of Class A ordinary shares will be distributed on a pro rata basis.
Each Class B ordinary share is entitled to one vote per share and will vote together with holders of Class A ordinary shares as a single class. Class B ordinary shares are non-economic shares that are not entitled to dividends. Upon a liquidation, dissolution or winding up of the Company, the holders of Class B ordinary shares will not be entitled to receive any assets of the Company, except to the extent of the par value of their shares, pro rata with the distributions that are shared with the Class A ordinary shares.
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

14. NET LOSS PER SHARE
The Company uses the weighted average ownership percentages during the period to calculate the net loss per share attributable to public shareholders and the noncontrolling interest holders. The following table sets forth the computation of basic and diluted net loss using the treasury stock method:

(In thousands, except for share and per share amounts)	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Numerator:
Net loss	$(48,648)	$(105,968)	$(120,557)	$(21,057)
Net loss attributable to noncontrolling interest	(6,205)	(15,987)	(24,990)	—
Net loss attributed to Class A shareholders - basic and diluted EPS	(42,443)	(89,981)	(95,567)	(21,057)
Denominator:
Weighted-average basic shares outstanding	109,295,742	91,158,500	86,460,560	8,000,002
Effect of dilutive securities	—	—	—	—
Weighted-average diluted shares	109,295,742	91,158,500	86,460,560	8,000,002
Basic and diluted net loss per share	$(0.39)	$(0.99)	$(1.11)	$(2.63)
The following table represents potential ordinary shares outstanding that were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive:

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Warrants	29,533,282	29,533,282	29,533,282	—
Stock options	17,137,358	18,915,358	20,452,155	774,800
Restricted stock	7,583,255	2,296,831	2,802,419	234,842
Total	54,253,895	50,745,471	52,787,856	1,009,642
15. INCOME TAX BENEFIT
The Company, incorporated in the Bailiwick of Jersey migrated its place of residence on October 29, 2024. It was tax resident in the Bailiwick of Jersey prior to this date, resident in the United Kingdom in the period thereafter, and subject to taxation in the U.S. and various states jurisdictions throughout. ASC Topic 740, Income Taxes (“ASC 740”) indicates that the federal statutory income tax rate of a foreign reporting entity be used when preparing the rate reconciliation disclosure. As such, the Company and its wholly-owned subsidiaries use the statutory income tax rate in the Bailiwick of Jersey and the Cayman Islands of 0% through October 29, 2024, and the statutory income tax rate in the United Kingdom for the period thereafter of 25.0%.

The Company’s consolidated pretax loss for the periods presented were generated by domestic and foreign operations as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
(In thousands)	Successor (Waldencast)			Predecessor (Obagi)
Loss before income taxes:
United States	$2,684	$(82,868)	$(125,281)	$(17,676)
Foreign	(51,222)	(30,075)	(1,079)	(3,268)
Total	$(48,538)	$(112,943)	$(126,360)	$(20,944)
The provision for income taxes for the periods presented consisted of the following:

(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Current provision (benefit):
Federal	$784	$12	$—	$—
State	268	32	20	19
Foreign	243	2	—	4
	1,295	46	20	23
Deferred (income) expense:
Federal	(144)	(7,927)	(4,557)	38
State	(976)	906	(1,266)	52
Foreign	(66)	—	—	—
	(1,185)	(7,021)	(5,823)	90
Net income tax (benefit) provision	$110	$(6,975)	$(5,803)	$113

The components of income tax expense related to the following:

	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Income tax benefit at Bailiwick of Jersey/United Kingdom for Successor and Income tax benefit at Cayman Islands for Predecessor statutory rate	4.3%	—%	—%	—%
U.S./foreign tax rate differential	10.0%	15.9%	20.7%	17.7%
State income tax benefit, net of federal benefit	1.7%	2.1%	2.4%	1.4%
Permanent Items	3.5%	(0.1)%	0.2%	(0.1)%
Noncontrolling interest	(0.9%)	(1.8%)	(1.1%)	0.0%
Change in valuation allowance	(5.6%)	(10.4%)	(6.1%)	(16.9%)
Transaction bonuses	—%	—%	—%	8.6%
Transaction costs	—%	—%	—%	(11.3)%
True-Ups	(12.2)%	—%	—%	—%
Equity Compensation	0.5%	0.5%	—%	—%
Withholding tax	(1.6)%	—%	—%	—%
Goodwill impairment	—%	—%	(11.4)%	—%
Total income tax (benefit) expense	(0.2)%	6.2%	4.6%	(0.6)%
As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2024, a valuation allowance of $22.5 million has been provided for predominantly on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. If or when recognized, the tax benefits related to any reversal of valuation allowance will be accounted for as a reduction of income tax expense.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of temporary differences that give rise to portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024 and December 31, 2023 are presented below:

(In thousands)	As of December 31, 2024	As of December 31, 2023
Deferred tax assets:
Accrued interest to foreign related parties	$2,388	$2,771
Lease liability	1,763	2,222
Formation costs	1,205	1,421
Net operating losses	19,016	20,669
Inventory reserve	3,217	2,134
Fixed asset basis	10	—
Accrued compensation	864	1,112
R&D tax credits	457	482
Non-deductible interest carryover	3,790	5,077
Below market contract	—	1,469
Capitalized research	2,256	2,811
Investment in Waldencast LP	13,147	9,059
Other temporary differences	—	962
Total deferred tax assets	48,113	50,189
Deferred tax liabilities:
Goodwill	(1,658)	(1,016)
Fixed asset basis	—	(92)
Lease asset	(778)	(1,015)
Intangibles	(37,035)	(43,543)
Other temporary differences	(215)	—
Total deferred tax liabilities	(39,685)	(45,666)
Net deferred tax (liabilities) assets	8,427	4,523
Less: valuation allowance	(22,471)	(19,752)
Net deferred tax liabilities	$(14,044)	$(15,229)
Net operating losses and tax credit carryforwards as of December 31, 2024 and December 31, 2023 were as follows:

	As of December 31, 2024		As of December 31, 2023
(In thousands)	Amount	Expiration Year	Amount	Expiration Year
Net operating losses, federal	$42,539	Do not expire	$75,142	Do Not Expire
Net operating losses, state	25,383	2039 - 2044	64,984	2039 - 2043
Tax Credits, federal	387	2039 - 2042	387	2039 - 2041
Tax Credits, state	88	Do not expire	121	Do Not Expire
Net operating losses, Hong Kong	—	N/A	375	Do Not Expire
Net operating losses, Vietnam	—	N/A	1,929	2028
Pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “IRC”) annual use of the Company’s net operating losses (“NOLs”) and research and development (“R&D”) credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50.0% occurs within a three-year period. The Company has not undergone an analysis to determine whether this limitation would apply to the utilization of the NOL carryforward. However, as the federal NOLs do not expire, the Company does not believe that any potential limitations to federal or state NOLs, or federal credit carryforwards, if applicable, would be material to the financial statements.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations and comprehensive loss. There were no such unrecognized tax benefits as of December 31, 2024 or December 31, 2023. The Company does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.
As of December 31, 2024, there were no active taxing authority examinations in any of the Company's major tax jurisdictions other than in relation to Obagi Cosmeceuticals LLC for the 2021 tax year. There have been no findings or adjustments related to this open tax examination. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2020 through 2024.
16. RELATED PARTY TRANSACTIONS
Waldencast
2023 Subscription Agreement with PIPE Investors
In September 2023, the Company entered into subscription agreements (the “2023 Subscription Agreements”) with certain investors (collectively, the “2023 PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares (the “PIPE Shares”), in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million (the “2023 PIPE Investment”). The 2023 Subscription Agreements relating to approximately $68.0 million of proceeds were consummated in September 2023, with the remaining approximately $2.0 million of proceeds related to the closing of the 2023 Subscription Agreements in November 2023, following receipt of regulatory approvals (the “2023 PIPE Closings” and the date on which such Closing occurred, the “PIPE Closing Date”). No Class B ordinary shares, warrants or other securities of the Company were issued in connection with the 2023 PIPE Investment.
In connection with the 2023 PIPE Investment, we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain of our Class A ordinary shares that are held by the parties thereto from time to time, subject to the restrictions on transfer therein (the “2023 PIPE Registration Rights”). The 2023 PIPE Registration Rights terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).
Indemnification Agreements
The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from an indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding. During the year ended December 31, 2024, the total expense related to the indemnification agreements was $4.6 million.
Prior to the Business Combination
Registration Rights
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
Under the IP License Agreement, the Company exclusively licenses intellectual property relating to the Obagi brand to the Obagi China Business, and the Company retains the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business pays the Company a royalty on gross sales of licensed products. The IP License Agreement is perpetual subject to certain conditions. During the year ended December 31, 2024, net revenue generated from related party royalties was $0.1 million. During the year ended December 31, 2023, net revenue generated from related party royalties was $0.3 million. During the period from July 28, 2022 to December 31, 2022, net revenue generated from related party royalties was $0.2 million.
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The parties operated under an interim supply agreement, which terminated in July 2023. However, the parties continued to operate under the interim supply agreement terms until December 2024, at which point the remaining related party liability was released as the Company had fulfilled its contractual obligations related to pricing. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. The Company anticipates it will continue supplying the Obagi China Business with products until the Obagi China Business has been added as a party to Obagi’s CMO agreements, at which time it will then order directly from the CMOs. During the year ended December 31, 2024, net revenue generated from supplying products to the Obagi China Business was $2.8 million and the related cost of goods sold was $0.8 million. During the year ended December 31, 2023, net revenue generated from supplying products to the Obagi China Business was $5.6 million and the related cost of goods sold was $1.7 million. During the period from July 28, 2022 to December 31, 2022, net revenue generated from supplying products to the Obagi China Business was $17.0 million and the related cost of goods sold was $5.1 million.
As of December 31, 2024, the Company had $0.8 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet. As of December 31, 2023, the Company had $1.1 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet.
Under the Transition Services Agreement, the Company provided Obagi Hong Kong and its affiliates certain transition services to enable them to conduct the Obagi China Business as a going concern in the China Region. The transition services were provided for an initial term of up to twelve (12) months, with an option for Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain R&D services. Obagi Hong Kong did not elect to extend the services and as a result the Transition Services Agreement expired on July 27, 2023. Services under the agreement were to be charged at the reasonable, fully-loaded costs of providing the services, but such services were to be provided at no charge for a certain period of time or up to a specified dollar value of services (the “Threshold Amount”). The Company determined that the Threshold Amount may be applied towards a combination of the Company’s services or inventory purchases made by the Obagi China Business under the Supply Agreement. Due to the fact that the Threshold Amount had not been reached at the time of expiration, the Company received no fees from the Obagi China Business during the year ended December 31, 2024 or the year ended December 31, 2023.
Milk
Milk subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA on a month-to-month basis. Milk primarily uses these facilities for corporate offices and as an in-house studio. Milk also receives certain services from an employee of Milk Studios. During the year ended December 31, 2024 and the year ended December 31, 2023, the Company incurred administrative fees of $0.3 million in connection with the sublease and services, which is recorded in SG&A expenses in the consolidated statements of operations and comprehensive loss. During the period from July 28, 2022 to December 31, 2022, the Company incurred administrative fees of $0.1 million, which is recorded in SG&A expenses in the consolidated statements of operations and comprehensive loss.
One of the cofounders of Milk Makeup and a shareholder of the Company is party to an influencer agreement with Milk Makeup pursuant to which the shareholder provides certain brand services to Milk Makeup. Milk incurred $0.1 million in fees pursuant to this agreement during the year ended December 31, 2024 and the year ended December 31, 2023.
17. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
Purchase commitments represent unconditional purchase obligations to purchase goods or services, primarily inventory, that are enforceable and legally binding on the Company and specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction.
The Company had previously entered into a certain development and production agreement with a third-party vendor in which the Company was committed to purchase from the vendor certain units of Skintrinsiq devices totaling $5.7 million. As of December 31, 2024, the Company did not have any associated future minimum payments due to the vendor ceasing all its operations.
Legal Proceedings
Except for the SEC investigation described below, the Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company, which if adversely determined could have a material adverse impact on the Company.
SEC Investigation
The Audit and Governance Committee of the Board, engaged in a review of certain accounting practices applied to the Company’s financial statements for the Predecessor Periods and Successor Period through December 31, 2022. The Company proactively and voluntarily self-reported the review to the SEC. In connection with this matter, the Company received a document subpoena from the SEC in September 2023. Although the Company is fully cooperating with the SEC’s investigation and continues to respond to requests related to this matter, it cannot predict when the SEC will complete its investigation or its outcome and potential impact such outcome may have on the Company’s business. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, imposed on the Company could have a material adverse effect on its business, financial condition and results of operations.
18. SEGMENT REPORTING
The Company reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. Prior to the consummation of the Business Combination, the Predecessor operated its business and reported its results through a single operating and reportable segment. Following the Business Combination, the Company determined that it has two operating and reportable segments: Obagi Medical and Milk Makeup. See. “Note 3, Business Combinations.” Each segment represents a business unit that focuses on distinct products, markets, and customers.
Obagi Medical - this segment consists of the business of Obagi. Obagi’s business activities include developing, marketing, and selling skin health products. These assets and activities are conducted by Obagi Global Holdings Limited and its wholly-owned subsidiaries.

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
The Company's chief operating decision maker (“CODM”) is its Chief Executive Officer, who utilizes adjusted gross profit as the financial measure for assessing the performance of each segment. The CODM evaluates each segment's performance by comparing the current period's adjusted gross margin to those of prior periods and allocates resources based on the adjusted gross margin.
The following table includes segment revenue and significant segments expenses:

	Year ended December 31, 2024			Year ended December 31, 2023
(In thousands)	Obagi Medical	Milk Makeup	Total	Obagi Medical	Milk Makeup	Total
Net revenue	$149,266	$124,602	$273,868	$117,651	$100,487	$218,138
Adjusted cost of goods sold(1)	(30,697)	(39,618)		(33,922)	(33,801)
Adjusted gross profit	$118,569	$84,984	$203,553	$83,729	$66,686	$150,415
(1) Adjusted gross cost of goods sold excludes the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination, the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the contract was terminated, the amortization of the inventory fair value step-up as a result of the Business Combination, and the Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.

	Period from July 28, 2022 to December 31, 2022			Period from January 1, 2022 to July 27, 2022
(In thousands)	Obagi Medical	Milk Makeup	Total	Obagi Medical
Net revenue	$61,090	$31,283	$92,373	$73,760
Adjusted cost of goods sold(1)	(45,611)	(12,408)		30,868
Adjusted gross profit	$15,479	$18,875	$34,354	$42,892
(1) Adjusted gross cost of goods sold excludes the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination, the amortization of the inventory fair value step-up as a result of the Business Combination, and the Supply Agreement and Formulations intangible assets are amortized to cost of goods sold. The period from January 1, 2022 to July 27, 2022 did have any adjustments to cost of goods sold.

The following table reconciles total consolidated adjusted gross profit to consolidated net loss before and after income taxes:

(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Adjusted gross profit(1)	$203,553	$150,415	$34,354	$42,892
Amortization of the fair value of the related party liability(2)	(2,260)	(4,058)	(12,186)	—
Discontinued product write-off(3)	2,864	—	—	—
Amortization of the inventory fair value adjustment(4)	—	1,691	10,035	—
Amortization impact of intangible assets(5)	11,205	11,205	4,789	—
Selling, general and administrative	245,297	223,508	90,722	58,155
Loss on impairment of goodwill	5,031	—	68,715	—
Interest expense, net	17,155	18,906	6,230	6,652
Change in fair value of derivative warrant liabilities	(23,627)	10,337	(6,793)	—
Other expenses (income), net	(3,574)	1,769	(798)	(971)
Loss before income taxes	$(48,538)	$(112,943)	$(126,360)	$(20,944)
(1) The period from January 1, 2022 to July 27, 2022 did not have any adjustments to cost of goods sold.
(2) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(3) Relates to the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the contract was terminated.
(4) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(5) The Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.
The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented. All of the Company’s and the Predecessor’s long-lived assets are located in the U.S.
19. EMPLOYEE BENEFIT PLAN
The Company sponsors a Section 401(k) retirement plan and pension plans for employees in the U.S. and the United Kingdom. During the year ended December 31, 2024, the year ended December 31, 2023, the period from July 28, 2022 to December 31, 2022, and the period from January 1, 2022 to July 27, 2022 (Predecessor Period) the Company’s contributions to the plan were $1.3 million, $1.2 million, $0.3 million, and $0.4 million, respectively.
20. SUBSEQUENT EVENTS
On March 12, 2025, the Company canceled 11,500,000 of founder stock options and concurrently granted 5,730,000 replacement stock options. These new options vest in three equal annual tranches on each grant date anniversary. The founders have five years to exercise each tranche after it vests. The stock options are subject to continued employment with the Company.
2025 Credit Agreement
On March 18, 2025, the Company entered into a credit agreement (the “2025 Credit Agreement”) with TCW Asset Management Company, LLC and the 2025 Credit Agreement lenders. The 2025 Credit Agreement provides for a five-year secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million (the “Term Loans”) and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million.
The proceeds of the initial borrowings under the 2025 Credit Agreement were used to (i) repay and terminate the 2022 Credit Agreement, (ii) pay fees and expenses relating to the 2025 Credit Agreement and (iii) fund working capital and for general corporate purposes.

As of the issuance date of these financial statements, the 2025 Term Loans’ outstanding balance is $175.0 million. The 2025 revolving loan facility has $15.0 million drawn with $15.0 million remaining available. The 2022 Credit Agreement including its revolving line of credit has been fully extinguished.
21. CONDENSED FINANCIAL INFORMATION OF WALDENCAST PLC (PARENT COMPANY ONLY)
The parent company financial statements for Waldencast plc should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of its subsidiaries’ net assets (similar to presenting them on the equity method). Waldencast has no material operations of its own and conducts substantially all of its activities through its wholly owned subsidiaries. Waldencast has no significant assets or liabilities other than derivative warrant liabilities, note payable, and cash, most expenditures paid by Waldencast are allocated to its subsidiaries. Waldencast Finco Limited, a wholly-owned indirect subsidiary of Waldencast, is the borrower under the 2022 Credit Agreement. The terms and conditions of the 2022 Credit Agreement (see “Note 7. Debt” for definition) limit the ability of Waldencast’s wholly owned subsidiaries to make certain distributions or dividends, subject to a number of enumerated exceptions. Due to the aforementioned restrictions, substantially all of the Successor period net assets of Waldencast’s subsidiaries are restricted. Since the restricted net assets of consolidated subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

The following condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Waldencast’s investment in its subsidiaries is presented under the equity method of accounting.

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)
	As of December 31, 2024	As of December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$472	$419
Intercompany receivable	37,431	51,964
Total current assets	37,903	52,383
Investment in subsidiary	697,885	745,537
TOTAL ASSETS	$735,788	$797,920

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Note payable	$830	$—
Derivative warrant liabilities	5,021	28,647
TOTAL LIABILITIES	5,851	28,647

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 112,026,440 and 101,228,857 outstanding as of December 31, 2024 and December 31, 2023, respectively	11	9
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 10,666,528 and 20,847,553 outstanding as of December 31, 2024 and December 31, 2023, respectively	1	2
Additional paid-in capital	951,260	871,527
Accumulated deficit	(289,204)	(246,761)
Accumulated other comprehensive income (loss)	251	(151)
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	662,319	624,626
Noncontrolling Interest	67,618	144,647
TOTAL SHAREHOLDERS’ EQUITY	729,937	769,273
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$735,788	$797,920

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)
	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022
Net revenue	$—	$—	$—
Selling, general and administrative	18,393	1,259	—
Total operating loss	(18,393)	(1,259)	—
Other expense (income):
Interest expense (income), net	24	(14)	19
Change in fair value of derivative warrant liabilities	(23,627)	10,337	6,793
Income (loss) before income taxes	5,209	(11,582)	6,812
Income tax benefit	—	—	—
Income (loss) before equity in undistributed earnings of subsidiaries	5,209	(11,582)	6,812
Equity in undistributed earnings of subsidiaries	(47,652)	(78,399)	(102,379)
Net loss	(42,443)	(89,981)	(95,567)
Other comprehensive income (loss) — foreign currency translation adjustments, net of tax	393	(122)	(29)
Comprehensive loss	$(42,050)	$(90,103)	$(95,596)

WALDENCAST PLC (PARENT COMPANY ONLY) CONDENSED STATEMENTS OF CASH FLOW
(In thousands of U.S. dollars)
	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(42,443)	$(89,981)	$(95,567)
Adjustments to reconcile net loss to net cash
Cash (used in) provided by operating activities:
Equity in income of subsidiaries	47,652	78,399	102,379
Change in fair value of derivative warrant liabilities	(23,627)	10,337	(6,793)
Net cash (used in) provided by operating activities	(18,417)	(1,245)	19
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from trust	—	—	6,400
Net cash provided by investing activities	—	—	6,400
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PIPE investments	—	70,000	—
Payment of PIPE transaction costs	—	(1,069)	—
Proceeds from note payable	1,632	—	—
Repayment of note payable	(1,770)	—	—
Tax refund (withholding)	558	(1,204)	—
Transfers from subsidiaries	32,750	30,575	6,000
Transfers to subsidiaries	—	(66,250)	(300)
Expenses paid on behalf of subsidiaries	(14,700)	(33,603)	(8,982)
Net cash provided by (used in) financing activities	18,470	(1,551)	(3,282)
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	53	(2,796)	3,137
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	419	3,215	78
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$472	$419	$3,215

ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Nasdaq Listing of Waldencast Plc Class A Ordinary Shares and Waldencast Plc Warrants
Waldencast Class A ordinary shares and Waldencast Warrants are listed on Nasdaq under the symbols “WALD” and “WALDW,” respectively. Holders of Waldencast Class A ordinary shares and Waldencast Warrants should obtain current market quotations for their securities.
B.Plan of Distribution
Not applicable.
C.Markets
Waldencast Class A ordinary shares and Waldencast Warrants are listed on Nasdaq under the symbols “WALD” and “WALDW,” respectively.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Save as updated by this Report, the information set forth in our Registration Statement on Form F-1 (File No. 333-267053), as amended, initially filed with the SEC on August 24, 2022, under the heading “Description of Share Capital” is incorporated herein by reference.
C.Material Contracts
Material Contracts Relating to Waldencast Plc’s Operations
2022 Credit Facility
In June 2022, we entered into the 2022 Credit Agreement by and among the 2022 Credit Agreement Borrower, the 2022 Credit Agreement Parent Guarantor, the 2022 Credit Agreement Lenders and the 2022 Credit Agreement Administrative Agent. The 2022 Credit Agreement provides us with access to the 2022 Term Loan of $175.0 million, the Revolving Credit Facility with a current borrowing capacity of up to $45.0 million, of which an aggregate principal amount of up to $7.5 million may be available, at the 2022 Credit Agreement Borrower’s option to be drawn in the form of letters credit (collectively, the “2022 Credit Facilities”).
In May 2023, the 2022 Credit Agreement Borrower entered into a waiver and consent agreement with JPMorgan and the required 2022 Credit Agreement Lenders to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports. In June 2023, the 2022 Credit Agreement Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required 2022 Credit Agreement Lenders, pursuant to which they agreed to, among other things, (a) continue to waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports and (b) suspend the testing of certain financial covenants in the 2022 Credit Agreement.
In August 2023, the 2022 Credit Agreement Borrower entered into a subsequent waiver and consent agreement with JPMorgan and the required 2022 Credit Agreement Lenders, pursuant to which they agreed to, among other things, (i) waive any default or event of default that has or would result from the failure to deliver certain financial information and (ii) suspend the testing of certain financial covenants set forth in the 2022 Credit Agreement. Such waiver would remain in effect until September 15, 2023.
In September 2023, the 2022 Credit Agreement Borrower and the 2022 Credit Agreement Parent Guarantor entered into the second amendment and waiver to the 2022 Credit Agreement (the “Second Amendment”) with JPMorgan and the required 2022 Credit Agreement Lenders, pursuant to which they agreed to (i) waive any default or event of default that has or would result from (a) the failure to deliver certain financial information and related reports, (b) any inaccuracy or misrepresentation in certain historical financial statements previously delivered to JPMorgan and (c) certain historical breaches of the financial covenants and (ii) amend the 2022 Credit Agreement to, among other things, modify the existing financial covenant tests. The 2022 Credit Agreement Borrower subsequently delivered all of the outstanding financial information and related reports referred to above. The Second Amendment also (i) included additional restrictions on the 2022 Credit Agreement Borrower’s, the 2022 Credit Agreement Parent Guarantor and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $15.0 million, which is certified on a monthly basis, and (iii) introduced additional financial reporting obligations, in each case until the earlier of September 30, 2024 or such earlier time that the 2022 Credit Agreement Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment (the period until such date, the “Covenant Relief Period”).
On April 26, 2024, the 2022 Credit Agreement Borrower, 2022 Credit Agreement Parent Guarantor, JPMorgan and the required 2022 Credit Agreement Lenders entered into an amendment (the “Third Amendment”) to the 2022 Credit Agreement. Among other things, the Third Amendment: (i) waived certain historical breaches of the financial covenant, (ii) modified the existing financial covenants, (iii) reduced the revolving commitments of the lenders by $5.0 million in the aggregate to $45.0 million, (iv) lowered the existing minimum liquidity covenant to $10.0 million and (v) extended the Covenant Relief Period until the earlier of December 31, 2024, or such earlier time that the 2022 Credit Agreement Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment. The foregoing descriptions of the 2022 Credit Agreement (as amended by the Third Amendment) and the Third Amendment are qualified in its entirety by reference to the full and complete terms thereof and are attached as Exhibit 4.17 to this Report and is incorporated herein by reference. As of the date of the issuance of these financial statements and after giving effect to the Third Amendment, the Company was in compliance with all financial covenants.
The 2022 Credit Agreement restricts our ability to make certain distributions or dividends, subject to a number of enumerated exceptions. The 2022 Credit Agreement matures on July 27, 2026, four years following the funding date. Borrowings under the 2002 Term Loan were used, among other things, to repay outstanding amounts under, and terminate, the existing credit facilities of Obagi and Milk in connection with the closing of the Business Combination.
Borrowings under the 2022 Credit Facilities will accrue interest at a rate per annum equal to, at 2022 Credit Agreement Borrower’s option, either an alternative base rate plus an applicable margin of 2.5% per annum or a term benchmark rate plus an applicable margin of 3.50% per annum. Borrowings under the 2022 Revolving Credit Facility may be prepaid without premium or penalty, subject to applicable notice requirements and the payment of customary “breakage” costs.
Obligations under the 2022 Credit Agreement are (i) guaranteed by certain existing and future subsidiaries of the Company and (ii) secured by a first priority lien on substantially all of the assets of the 2022 Credit Agreement Parent Guarantor, the 2022 Credit Agreement Borrower and the subsidiary guarantors, in the case of each of clauses (i) and (ii) above, subject to customary exceptions and limitations.
The 2022 Credit Agreement contains customary representations and warranties, affirmative covenants and events of default and also contains customary negative covenants including, among other things, limitations on the ability of 2022 Credit Agreement, the 2022 Credit Agreement Borrower and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates and enter into sale and leaseback transactions. Further, the Waivers described above, the Second Amendment and the Third Amendment (i) provided additional restrictions on the 2022 Credit Agreement Borrower’s, the 2022 Credit Agreement Parent Guarantor’s and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments, (ii) established a minimum liquidity covenant of $10 million, which is certified on a monthly basis and (iii) introduced additional financial reporting obligations, in each case until the earlier of December 31, 2024 or such earlier time that the 2022 Credit Agreement Borrower elects to test the financial covenants in the same manner as prior to giving effect to the Second Amendment. Additionally, the 2022 Credit Agreement requires the 2022 Credit Agreement Parent Guarantor, the 2022 Credit Agreement Borrower and certain of their subsidiaries to comply with specified financial covenants, including maintaining (i) a maximum Total Leverage Ratio of (a) during the Covenant Relief Period, 8.00 to 1.00, which steps down over time to 4.00 to 1.00 and (b) upon and after the termination of the Covenant Relief Period, 3.75 to 1.00 and (ii) a minimum Interest Coverage Ratio of (a) during the Covenant Relief Period, 1.25 to 1.00, which steps up over time to 2.50 to 1.00, and (b) upon and after the termination of the Covenant Relief Period, 3.00 to 1.00 (each, as defined in the 2022 Credit Agreement). The foregoing descriptions of the 2022 Credit Agreement, the First Amendment, the Second Amendment, the Third Amendment and the Waivers are qualified in its entirety by reference to the full and complete terms thereof and are attached as Exhibit 4.11, Exhibit 4.12, Exhibit 4.13, and Exhibit 4.17, respectively, to this Report and is incorporated herein by reference.
Contracts Material to Our Obagi Medical and Milk Makeup Businesses
Information relating to agreements that are material to our Obagi Medical business and Milk Makeup business can be found in “Item 4. Information on the Company—4.B. Business Overview” of this Report.
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
Concurrently with the execution of the Transaction Agreements, we entered into subscription agreements, executed on or prior to November 14, 2021 (the “Initial Subscription Agreements”), pursuant to which the investors (the “Initial PIPE Investors”) agreed to purchase, in the aggregate, 10,500,000 Class A ordinary shares at $10.00 per share for an aggregate commitment amount of $105.0 million. The Transaction Agreements provided that we could enter into additional subscription agreements with investors to participate in the purchase of our shares after November 15, 2021 but prior to the Closing Date. On June 14, 2022, we entered into subscription agreements (the “June 2022 Subscription Agreements”) with additional investors on the same terms as the Initial PIPE Investors, pursuant to which such investors agreed to acquire an aggregate of 800,000 shares of Class A ordinary shares for an aggregate purchase price equal to $8.0 million. On July 15, 2022, we entered additional subscription agreements (together with the Initial Subscription Agreements and the June 2022 Subscription Agreements, the “deSPAC Subscription Agreements”) on the same terms as the Initial PIPE Investors, pursuant to which such investors subscribed for 500,000 Class A ordinary shares for an aggregate purchase price equal to $5.0 million (collectively, the “PIPE Investments”). The foregoing description of the deSPAC Subscription Agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is attached as Exhibit 4.3 to this Report and the terms of which are incorporated by reference herein.
FPAs and Agreements with the Sponsor and its Affiliates
Information relating to material agreements with related parties entered into prior to and in contemplation of the Business Combination can be found in “Item 7 Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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
Obagi Merger Agreement
On November 15, 2022, we entered into the Obagi Merger Agreement pursuant to which Merger Sub merged with and into Obagi, with Obagi as the surviving corporation and an indirect subsidiary of Waldencast as of the Closing Date (the “Obagi Merger”). At the effective time of the Obagi Merger, all outstanding ordinary shares of Obagi common stock were canceled and exchanged for (i) 28,237,506 Class A ordinary shares of Waldencast and (ii) cash in the amount of $317.5 million. At the effective time of the Obagi Merger, all options to purchase Obagi common stock granted under the 2021 Obagi Stock Incentive Plan (“Obagi Options”) were converted into options to purchase Waldencast Class A ordinary shares, subject to substantially the same terms and conditions as were in effect with respect to such Obagi Option immediately prior to the Obagi Merger Effective Time. Each Obagi Option to purchase one share of Obagi common stock converted into the right to purchase 7.62 Waldencast Class A ordinary shares. Similarly, all restricted stock units issued in respect of Obagi common stock granted (“Obagi RSUs”) were converted into restricted stock units with respect to Waldencast Class A ordinary shares, subject to substantially the same terms and conditions as were in effect with respect to such Obagi RSU immediately prior to the effective time. Each Obagi RSU with respect to one share of Obagi common stock converted into an RSU with respect to 7.62 Waldencast Class A ordinary shares.
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
The Obagi Merger Agreement contains certain post-closing covenants of Waldencast, pursuant to which the Company agreed:
•as soon as practicable following the date that is 60 days after the Closing Date and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to Waldencast’s Class A ordinary shares issuable under the 2022 Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the 2022 Plan remain outstanding;
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
•cause (i) each Obagi employee continuing employment with Waldencast or Obagi to be immediately eligible to participate in any and all Waldencast benefit plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Waldencast benefit plan to be waived for such employee and his or her covered dependents; and (iii) any co-payments, deductibles and other eligible expenses incurred by such employee to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of each comparable Waldencast benefit plan;
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
Milk Purchase Agreement
On November 15, 2022, we also entered into the Milk Purchase Agreement pursuant to which the Waldencast Purchasers acquired from the Milk Members all of their equity in Milk in exchange for (i) 21,104,225 Waldencast LP Units (ii) 21,104,225 Class B ordinary shares, which are non-economic voting shares of Waldencast and (iii) cash in the amount of $112.5 million (the “Milk Transaction”). Each Waldencast LP Unit and Class B ordinary share held by a Milk Member is redeemable at the option of the holder, and, if such option is exercised, exchangeable at the option of Waldencast into one Waldencast Class A ordinary share or cash, in accordance with the terms of the Amended and Restated Waldencast Partners LP Agreement. Upon consummation of the Business Combination Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi and Milk are held by Waldencast LP, which is an indirect subsidiary of Waldencast. We, in turn, hold our interests in Obagi and Milk through Waldencast LP and Holdco 1.
At the Milk Purchase Effective Time (the “Milk Closing”), all options to purchase Milk common stock (“Milk Options”) were converted into options to purchase Waldencast Class A ordinary shares, subject to substantially the same terms and conditions as were in effect with respect to such Milk Option immediately prior to the Milk Transaction effective time. Each Milk Option to purchase one Milk common unit converted into an option to purchase 1.47 Waldencast Class A ordinary shares. Similarly, all unit appreciation rights issued in respect of Milk common stock (“Milk UARs”) were converted into SARs with respect to Waldencast Class A ordinary shares, subject to substantially the same terms and conditions as are in effect with respect to such Milk UAR immediately prior to the effective time. Each Milk UAR with respect to one Milk common unit converted into a SAR with respect to 1.47 Waldencast Class A ordinary shares.
The Milk Purchase Agreement contains certain post-closing covenants of Waldencast, pursuant to which the Company agreed:
•as soon as practicable following the date that is 60 days after the Closing Date and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to Waldencast’s Class A ordinary shares issuable under the Waldencast 2022 Plan and use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the 2022 Plan remain outstanding;
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
•cause (i) each Milk employee continuing employment with Waldencast or Milk to be immediately eligible to participate in any and all Waldencast benefit plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such Waldencast benefit plan to be waived for such employee and his or her covered dependents; and (iii) any co-payments, deductibles and other eligible expenses incurred by such employee to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of each comparable Waldencast benefit plan;
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
Following the expiration of any applicable lock-up period, each holder of the Waldencast LP Unit (other than Holdco 1) is entitled at any time, to cause Waldencast LP to redeem (each, a “Unit Redemption”), all or a portion of its Waldencast LP Units, in which case, we may at our option, acquire such Waldencast LP Units in exchange for cash or new Waldencast Class A ordinary shares on a one-for-one basis. In connection with any Unit Redemption, a number of Waldencast Class B ordinary shares equal to the number of redeemed Waldencast LP Units will be surrendered and canceled. Once the Milk Members have caused Unit Redemptions to have occurred that cause the aggregate Waldencast LP Units held by the Milk Members to be equal to or less than 20% of the total Waldencast LP Units held by the Milk Members as of the Closing Date of the Milk Transaction, Waldencast LP will have the right to acquire all or a portion of the remaining Waldencast LP Units that remain outstanding in exchange for cash or Waldencast Class A ordinary shares on a one-for-one basis, at Waldencast LP’s sole discretion, subject to certain limitations set forth in the Amended and Restated Waldencast Partners LP Agreement.
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
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date of this Report. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
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
As used herein, a “U.S. Holder” is a beneficial owner of Class A ordinary shares who or that is, for U.S. federal income tax purposes:
1.an individual citizen or resident of the U.S.;

2.a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S. or any state thereof or the District of Columbia;
3.an estate whose income is subject to U.S. federal income tax regardless of its source; or
4.a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.
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
The remainder of this discussion assumes that Waldencast will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
U.S. Federal Income Tax Considerations of Owning Class A Ordinary Shares
Taxation of Dividends and Other Distributions on Class A Ordinary Shares
Subject to the PFIC rules discussed below, any distribution of cash or other property to a U.S. Holder of Class A ordinary shares, will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.
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
With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) Class A ordinary shares are readily tradable on an established securities market in the U.S. or (ii) we are eligible for the benefits of an applicable income tax treaty, in each case provided that we are is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period or other requirements are met. If our Class A ordinary shares are delisted from Nasdaq and are not otherwise readily tradable on an established securities market in the U.S., and provided that we remain ineligible for the benefits of an applicable tax treaty with the U.S., dividends received on our Class A ordinary shares would generally not be eligible to be taxed at preferential rates. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Class A ordinary shares.

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
PFIC Status of Waldencast
Although a foreign corporation’s PFIC determination will be made annually, absent certain elections described below, a determination that Waldencast Acquisition Corp., our predecessor (“WAC”) was or Waldencast is a PFIC will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity is a PFIC in those subsequent years. Because, following the Domestication, Waldencast is treated as the successor to WAC for U.S. federal income tax purposes, any Class A ordinary shares treated as received in exchange for WAC Class A ordinary shares in the Domestication may, in the absence of certain elections described below, be treated as stock of a PFIC if WAC or Waldencast was treated as a PFIC during the holding period of a U.S. Holder.
Although WAC likely met the PFIC income or asset tests for the Start-Up Year, the start-up exception is expected to apply to prevent such entity from being treated as a PFIC for the taxable year ending on December 31, 2021 (the “Start-Up Year”) provided that the combined company did not meet either test in the two subsequent taxable years. Based on the timing of the Business Combination and the assets and income of the combined company, we do not believe we met either test for our taxable year ended December 31, 2022, December 31, 2023 or December 31, 2024, and do not expect to meet either test in the foreseeable future. However, because PFIC status is an annual factual determination, we may become a PFIC in future if the composition of our income or assets, or the market price of our Class A ordinary shares, were to change. Accordingly, there can be no assurance with respect to the PFIC status of Waldencast for the current taxable year or any future taxable year.
Application of PFIC Rules to Ordinary Shares
If (i) WAC or Waldencast is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for the first year in its holding period in which WAC or Waldencast (as the case may be) was or is a PFIC (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), a QEF Election along with a purging election, or a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election,” then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:
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
The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. If our Class A ordinary shares are delisted from Nasdaq (and are not otherwise regularly traded on another national securities exchange that is registered with the SEC), our Class A ordinary shares would generally not be treated as “marketable stock” for such purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our Class A ordinary shares. Any mark-to-market election that is otherwise in effect with respect to our Class A ordinary shares at the time that they are delisted would generally terminate automatically, effective as of the beginning of the U.S. Holder’s taxable year in which the delisting occurs. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of WAC Class A ordinary shares or the Class A ordinary shares under their particular circumstances, as well as regarding any mark-to-market elections previously made with respect to WAC Class A ordinary shares or our Class A ordinary shares.
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
Jersey Tax Considerations, for the period through October 29, 2024 and United Kingdom Tax Considerations for the period thereafter
This summary of both Jersey and UK taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in our Class A ordinary shares. The following summary of the anticipated treatment of Waldencast and holders of Class A ordinary shares (other than residents of Jersey and/or the United Kingdom) is based on Jersey and United Kingdom taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes after such date. It does not constitute legal or tax advice and does not address all aspects of relevant tax law and practice (including such tax law and practice as it may apply to land or buildings). Legal advice should be taken with regard to individual circumstances. Prospective investors in our Class A ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of Waldencast common stock under the laws of any jurisdiction in which they may be liable to taxation.
Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits of investment in our Class A ordinary shares.
Any person who is in any doubt about their tax position should consult their own professional adviser.

The following considerations apply for the period through October 29, 2024, prior to the Company’s migration of tax residency in United Kingdom
Company Residence
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
We were resident for tax purposes in Jersey and subject to tax in Jersey for the period to 29 October 2024, the point at which the Company migrated its tax residency to the United Kingdom.
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
The following select considerations apply from October 29, 2024, when the Company became a tax resident in the United Kingdom
Company residence
The Company migrated its place of tax residence to the United Kingdom on October 29, 2024 on occasion of it being centrally managed and controlled in the United Kingdom from this time.
Corporation Tax
The headline rate of Corporation Tax in the United Kingdom is 25%.
Withholding Tax
Dividends received from subsidiaries are exempt from UK Corporation Tax, provided certain conditions are met, whilst dividends paid by the company to shareholders are generally not subject to UK withholding tax. Withholding tax can also apply in interest, royalty and other scenarios to the extent that double tax treaties do not shield exposure.
Stamp Duty and Capital Gains Taxes
Since the Company is not incorporated in the UK, transfers of shares executed outside the UK should generally not attract UK Stamp Duty unless settled electronically.
Capital Gains Tax positions will depend on specific circumstances.
Value Added Tax
The buying and selling of shares is generally treated as an exempt supply for UK VAT purposes, but depending on circumstances the VAT on associated costs may not be recoverable.
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
J.Annual Reports to Security Holders
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Warrants
As of December 31, 2024, there were 11,663,550 warrants outstanding that had been issued in our initial public offering (the “Public Warrants”). The Public Warrants entitle the holder to purchase one Waldencast Class A ordinary share at an exercise price of $11.50 per share. The Public Warrants will expire on July 27, 2027 (i.e., five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms. As of December 31, 2024, there were also 17,869,732 private placement warrants held by Beauty Ventures, Burwell as trustee of Burwell, and Zeno Investment Master Fund. The private placements warrants are identical to the Public Warrants in all material respects.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None/not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None/not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act,are required to be designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information relating to the Company is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024 (the end of the period covered by this Report). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2024 were not effective because of material weaknesses in internal control over financial reporting as described below.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024, due to the material weaknesses described below.
Material Weaknesses
A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported in the Company’s 2023 Annual Report on Form 20-F as filed with the SEC on April 30, 2024, management of the Company had identified material weaknesses primarily related to controls around the accounting process. Based upon the current year evaluation by our Chief Executive Officer and Chief Financial Officer, we have concluded that we continue to have material weaknesses in each of the components of the COSO framework. The identified material weaknesses related to the lack of a formal and documented risk assessment process by the Company; that not all control activities, including the delegation of authority control, have been implemented or are operating effectively; and insufficient monitoring of the control environment.
Remediation Plan and Status
Management has been actively engaged in ongoing remediation efforts to address the material weaknesses. We have been making enhancements to our control environment throughout 2024 and to date by improving oversight, communication of expectations, emphasizing the importance of internal controls and creating a more robust internal control environment. We plan to continue improving the operating effectiveness of our internal controls over financial reporting and the timeliness of those procedures during the calendar year-ended December 31, 2025. Management’s ongoing commitment to organizational improvements and remediation efforts included the following actions:
a.hired additional qualified accounting, finance, tax and legal personnel, to provide additional capacity and expertise to enhance our accounting and review procedures;
b.hired new seasoned executive leadership, including a new Group Chief Financial Officer and a Global Head of Tax;
c.appointed an additional Board director with expertise in accounting standards, policies and procedures;
d.implemented controls in our journal entry process, including proper segregation of duties and automated controls requiring appropriate approvals before an entry is recorded;
e.implemented a contract review control which focuses on identifying and evaluating key provisions that could impact revenue recognition;
f.prepared accounting manuals and policies designed to create a clear understanding and expectation on compliance with GAAP;
g.created a robust review process of monthly financial statements where multiple levels of management are involved in reviewing the financial statement fluctuation analysis and balance sheet reconciliations;
h.enhanced the process and documentation for controls including the implementation of an internal control software system and engaged a third-party internal control specialist to improve the documentation of our Information Technology process;

i.completed a company risk assessment process after year-end to appropriately identify risks to the Company and appropriate monitoring of those risks; and
While we have made significant progress towards the remediation of the material weaknesses noted above, management has concluded that the material weaknesses were not fully remediated as of December 31, 2024. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Notwithstanding the identified material weaknesses, management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
C. Attestation Report of the Registered Public Accounting Firm
Because we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting for so long as we are an emerging growth company.
D. Changes in Internal Control over Financial Reporting
Other than as described above and under “Remediation Plan and Status,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year-ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that each of the members of the Audit and Governance Committee qualifies as independent under the Nasdaq rules applicable to members of our Board generally and under the Nasdaq rules and Exchange Act Rule 10A-3 specific to audit committee members and that each of the members of the Audit and Governance Committee meets the requirements for financial sophistication under the applicable Nasdaq rules. In addition, our Board has determined that Juliette Hickman and Kelly Brookie qualify as “audit committee financial experts,” as such term is defined in Item 407(d)(5) of Regulation S-K.
ITEM 16B. CODE OF ETHICS
We have a code of ethics and business conduct that applies to all of our directors, officers and employees, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. Our code of ethics is filed as Exhibit 11.2 to this Report and is available on our website, www.waldencast.com. The information on or available through our website is not deemed incorporated in this Report and does not form part of this Report. We intend to make any legally required disclosures regarding amendments to, or waivers of, the provisions of its code of ethics on our website rather than by filing a Current Report on Form 6-K.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Since the Successor Period (July 28, 2022 to December 31, 2024), Deloitte & Touche LLP (“Deloitte”) has served as the Company’s independent registered public accounting firm. For the Predecessor Periods, Deloitte served as Obagi’s independent registered public accounting firm. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte for each of the periods presented.

	Successor (Waldencast)			Predecessor (Obagi)
(In thousands)	Year ended December 31, 2024	Year ended December 31, 2023	Period from July 28, 2022 to December 31, 2022	Period from January 1, 2022 to July 27, 2022
Audit fees[1]	$3,766	$2,866	$950	$513
Audit-related fees	90	—	380	1,089
Tax fees[2]	321	459	179	136
Total fees	$4,177	$3,325	$1,509	$1,738
1.Audit fees consist of professional services provided in connection with the audit of our annual financial statements and other audit or interim review services provided in connection with regulatory filings or engagements.
2.Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.
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
We were incorporated under the laws of Jersey and our corporate governance practices are governed by applicable Jersey law, including the provisions of the Jersey Companies Law, and the Constitutional Document. In addition, because our securities are listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None/not applicable.
ITEM 16J. INSIDER TRADING POLICY
We have adopted an Insider Trading Policy, as amended on October 29, 2024, that applies to all directors, officers and employees of Waldencast and (a) their spouses, minor children, adult family members sharing the same house, and (b) any other person or entity over whom a person subject to the policy has substantial influence or control when it relates to decisions to purchase or sell securities. The Insider Trading Policy, which applies to any purchases and sales of our securities (including ordinary shares, warrants, shares issued under stock options, RSUs or other equity awards, and if we ever issue them preferred shares, bonds or debt securities or convertible debentures and warrants) is designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. The foregoing description of the Insider Trading Policy, as amended is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 11.1 to this Report and the terms of which are incorporated by reference herein.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities, and review our cybersecurity policies, processes, and practices. To help protect our information systems from cybersecurity threats, we use a suite of security and business continuity tools that are designed to help us proactively identify, monitor, escalate, investigate, resolve, and recover from security incidents in a timely manner. Our cybersecurity training and testing program helps ensure awareness and knowledge of cybersecurity best practices purvey all departments. Our information technology department, in connection with management and legal, assesses risks based on probability and potential impact to key business systems and processes. With over 21 years of experience, our recently appointed Chief Technology Officer (“CTO”) has expertise in managing information security, developing cybersecurity strategies and internal awareness programs, implementing effective cybersecurity programs, and executing business continuity and incident response plans, including regular disaster recovery testing, who leads the assessment and management of such risks.

We take a risk-based approach to cybersecurity and have implemented cybersecurity policies and practices throughout our operations that are designed to address cybersecurity threats and incidents.

Refer to the risk factor captioned “We are dependent on information technology systems and infrastructure; if we, or the third parties we rely on, fail to protect sensitive information of our consumers and information technology systems against security breaches, it could damage our reputation and brand and substantially harm our business.” in Part I, “Item 3.D. Risk Factors” for additional description of cybersecurity risks and potential related impacts on the Company.
Governance
Our Board oversees our risk management process, including as it pertains to cybersecurity risks, directly and through its committees. The Audit and Governance Committee of the board oversees our risk management program, which focuses on the most significant risks we face. Meetings of the Audit and Governance Committee include discussions of specific risk areas throughout the year.
PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.
ITEM 19. EXHIBITS
EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Memorandum and Articles of Association of Waldencast plc (incorporated by reference to Exhibit 3.1 to the Report on Form 6-K filed with the SEC on October 30, 2024).

1.2*	Waldencast Partners LP Amended and Restated Exempted Limited Partnership Agreement, dated as of July 27, 2022.

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

2.4
Amendment to Warrant Agreement, dated as of December 1, 2022, by and among Waldencast plc, Continental Stock Transfer & Trust Company, and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 2.4 to the December 31, 2023 Annual Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on April 30, 2024).

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

4.3
Form of deSPAC Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on November 17, 2021).

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

4.6
Form of Indemnification Agreement between Waldencast and each of its executive officers and directors (incorporated by reference to Exhibit 4.6 to the December 31, 2023 Annual Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on April 30, 2024).

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

4.10
Investor Rights Agreement, by and among the Company, Cedarwalk Skincare Ltd., the Sponsor and CWC Skincare Ltd., the guarantor of Cedarwalk Skincare Ltd.’s obligations thereunder (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (Reg No. 333-262692), filed with the SEC on February 14, 2022).

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

4.14
Form of 2023 Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on September 18, 2023).

4.16	Waldencast plc 2022 Inducement Incentive Award Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (Reg. No. 333-268108), filed with the SEC on November 1, 2022).

4.17
Third Amendment to the Credit Agreement, dated April 26, 2024, by and among Waldencast Finco Limited, Waldencast Partners LP, as the parent guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.17 to the December 31, 2023 Annual Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on April 30, 2024).

4.18*†
Credit Agreement, dated March 18, 2025, by and among Milk Makeup LLC, Obagi Cosmeceuticals LLC, Waldencast Partners plc, as the parent guarantor, the lenders party thereto and TCW Asset Management Company LLC, as administrative agent.

8.1*	Subsidiaries of Waldencast plc.

11.1*	Insider Trading Policy, as amended October. 29, 2024.

11.2*	Code of Ethics, as amended March 12, 2025

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1
Waldencast plc Supplemental Executive Officer Clawback Policy.(incorporated by reference to Exhibit 97.1 to the December 31, 2023 Annual Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on April 30, 2024).

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

*Filed herewith.
**    Furnished herewith. This certification shall not be deemed “filed” for purposes of Section 18 of the Exchange Act. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.
+Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.
†    Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and exhibits have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WALDENCAST PLC

March 20, 2025	By:	/s/ Manuel Manfredi
Name: Manuel Manfredi
Title: Chief Financial Officer and Principal Financial Officer