Form 20-F
period 2025-12-31
Waldencast plc
filed 2026-03-13
CIK 1840199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2025
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
On December 31, 2025, the issuer had 128,237,613 ordinary shares outstanding, consisting of 118,217,630 Waldencast plc Class A ordinary shares, par value $0.0001 per share, and 10,019,983 Waldencast plc Class B ordinary shares, par value $0.0001 per share.
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
Unless the context requires otherwise, the words “we,” “our,” “us,” “Company,” “Waldencast” and similar words or phrases in this Report refer to Waldencast plc (formerly known as Waldencast Acquisition Corp.), a public limited company incorporated under the laws of the Bailiwick of Jersey (“Jersey”), and its consolidated subsidiaries, including, but not limited to, Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi” or “Obagi Medical”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively, “Milk Makeup” or “Milk”), which Waldencast acquired on July 27, 2022 (the “Closing Date”), as more fully described in “Item 4. Information on the Company” in this Report (the “Business Combination”). We have organized our business into two reporting units - the business of Obagi, which we refer to as our “Obagi® Medical” reporting unit and the business of Milk, which we refer to as our “Milk Makeup™” reporting unit.
In this Report, in addition to the terms already defined above, unless stated or the context suggests otherwise, all references to:
•“2023 PIPE Investment” means the subscription agreements with certain investors for the issuance and sale of 14,000,000 Class A ordinary shares in a private placement to (i) a large stakeholder of Beauty Ventures LLC (ii) certain other existing equity holders, who qualified as accredited investors, including certain members of the Sponsor, and (iii) Michel Brousset, Waldencast’s founder and Chief Executive Officer, and Hind Sebti, founder and Chief Growth Officer, at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70 million;
•“2025 Registration Statement” means the Company’s Registration Statement on Form F-3 (File No. 333-291938) filed on December 4, 2025, with the SEC under the Securities Act of 1933, which was declared effective on December 18, 2025;
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
•“Cedarwalk” means Cedarwalk Skincare Ltd.;
•“cGMP” means current Good Manufacturing Practice regulations enforced by the FDA;
•“China Region” means the countries within scope of the agreements entered into with Obagi Hong Kong, which include, the People’s Republic of China (the “PRC”), the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
•“Class A ordinary shares” means our Class A ordinary shares, par value $0.0001 per share;
•“Class B ordinary shares” means our Class B ordinary shares, par value $0.0001 per share;
•“Code” means the U.S. Internal Revenue Code of 1986, as amended;
•“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;
•“CPSC” means the Consumer Product Safety Commission;
•“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•“FDA” means the U.S. Food and Drug Administration;
•“FDCA” means the Federal Food, Drug, and Cosmetic Act;
•“FTC” means the Federal Trade Commission;
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
•“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended;
•“JPM 2022 Credit Agreement” means the Credit Agreement, dated as of June 24, 2022, by and among Waldencast LP, as parent guarantor, Waldencast Finco Limited, a wholly-owned subsidiary of Waldencast incorporated under the laws of Jersey, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated or otherwise modified from time to time;
•“Lumina Administrative Agent” means LSSF II Offshore Investments, LP, an Ontario limited partnership acting by its general partner, Lumina Fund II GP Ltd., in its capacity as the administrative agent under the Lumina Credit Agreement;
•“Lumina Borrowers” means Milk Makeup LLC and Obagi Cosmeceuticals LLC;
•“Lumina Credit Agreement” means the Credit Agreement, dated as of November 14, 2025, by and among the Lumina Borrowers, the Lumina Parent Guarantor, the Lumina Administrative Agent and the Lenders, as amended, restated or otherwise modified from time to time;
•“Lumina Lenders” means the lenders party to the Lumina Credit Agreement;
•“Lumina Parent Guarantor” means Waldencast in its capacity as parent guarantor under the Lumina Credit Agreement
•“Merger Sub” means Obagi Merger Sub, Inc., a Cayman Islands exempted company;
•“Milk Members” means the holders of the common and preferred membership units of Milk Makeup prior to the Business Combination;
•“Milk Purchase Agreement” means the Equity Purchase Agreement, dated as of November 15, 2021, by and among Waldencast, Waldencast LP, Holdco 1, Milk Makeup, the Milk Members and the Equityholder Representative;
•“MoCRA” means the Modernization of Cosmetics Regulation Act of 2022;
•“Nasdaq” means The Nasdaq Stock Market LLC;
•“Nasdaq Listing Rules” means the corporate governance standards, continued listing requirements, and other applicable regulations enacted by Nasdaq;
•“Obagi China Business” means the business carried out by Cedarwalk that was not acquired by Waldencast in the Business Combination, and is responsible for conducting the sales of all Obagi Medical products in People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan;
•“Obagi Cosmeceuticals” means Obagi Cosmeceuticals LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Waldencast;
•“Obagi Merger Agreement” means the Agreement and Plan of Merger, dated as of November 15, 2021, by and among Waldencast, Merger Sub and Obagi Global Holdings Limited;
•“Obagi Vietnam” means Obagi Vietnam Import Export Trading MTV Company Limited;
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
•“Sponsor” means Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company;
•“TCW Credit Agreement” means the Credit Agreement, dated as of March 18, 2025, by and among Milk Makeup, and Obagi Cosmeceuticals, as borrowers, Waldencast, as parent guarantor, the TCW Credit Agreement Lenders, and TCW Asset Management Company, LLC, as administrative agent, as amended, restated or otherwise modified from time to time;
•“TCW Credit Agreement Lenders” means the lenders from time to time party to the TCW Credit Agreement;
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
Any reference in this Report to the websites maintained by Waldencast, Obagi Medical, Milk Makeup or any other company is not deemed to incorporate by reference any information available on such websites into this Report and such information does not form part of this Report.
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report, as well as our other public filings or public statements, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are often identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and variations of such words and similar expressions but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include assumptions and relate to our future prospects, developments and business strategies. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:
•our ability to successfully implement our management’s plans and strategies;
•our ability to achieve the anticipated benefits from any acquired business, including the Obagi Medical and Milk Makeup acquisitions;
•our ability to manage expenses, our liquidity and our investments in working capital;
•our ability to identify, evaluate, and complete any transactions as part of the ongoing strategic review, the timing and costs associated therewith, and the risk that any such process or transaction may not result in the intended benefits or increased shareholder value, affect the market price of our securities and may lead to significant business disruptions;
•the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations;
•our ability to comply with the financial covenant imposed by the Lumina Credit Agreement and the impact of debt service obligations and restrictive debt covenants;
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
•the impact of any international trade and related uncertainties or foreign exchange restrictions, the imposition and enforceability of tariffs, foreign currency exchange fluctuations;
•the impact of any disruptions in our operations, including supply chain interruptions, as a result of trade disputes, inflation or increases in interest rates;
•our ability to raise additional capital or complete desired acquisitions or divestments;
•the impact of any unfavorable publicity on our business or products;
•our ability to implement our strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences;
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
SUMMARY OF KEY RISKS
1.Risks Related to our Strategic Review, Growth Strategy and Investment Decisions
Our ongoing strategic review and growth initiatives may be costly, cause management distraction, cause dilution and fail to yield expected benefits or maximize shareholder value. Challenges such as unmet consumer preferences, regulatory hurdles, operational strain, and unsuccessful expansions or partnerships could negatively impact our financial performance and growth.
2.Risks Related to Cash Flow and Liquidity
Maintaining adequate cash flow and profitability is crucial for operations and growth, but challenges such as declining sales or rising costs could weaken financial stability and limit strategic investments. Failure to manage cash flow or comply with debt covenants may lead to defaults, reduced market competitiveness, and adverse impacts on financial performance, investor confidence, and long-term business prospects.
3.Risks Related to Internal Controls and Financial Reporting
An ongoing SEC investigation regarding our financial restatement may result in litigation, regulatory penalties, and reputational harm. Our material weaknesses threaten the accuracy of our financial disclosures, and failing to remediate them or achieve the full Sarbanes-Oxley Section 404 compliance by our deadline could severely impact investor confidence, invite further scrutiny, and harm our business.
4.Risks of Conducting International Business
Operating in international markets exposes us to economic instability, currency fluctuations, varying regulatory environments, and geopolitical tensions, which can increase costs and impact market access. Failure to navigate these challenges, could disrupt operations, reduce profitability, and hinder our ability to grow internationally.
5.Regulatory and Legal Risks and Risks Related to Litigation
We face litigation risks, including product liability claims, intellectual property disputes, and regulatory challenges, which could lead to financial losses, operational disruptions, and reputational harm. Even unfounded claims or successfully defended cases can result in costly legal proceedings, product recalls, or fines, ultimately impacting our profitability and ability to achieve strategic goals.
6.Risks Related to SEC and Nasdaq Compliance, Securities Issuances, Share Price Volatility and Limitations on Investor Rights
Compliance with SEC and Nasdaq requirements, securities issuances, and broader market conditions can cause heightened volatility or a decline in our share value, and bring risks of regulatory penalties, reputational harm or delisting. As an emerging growth company and foreign private issuer incorporated in Jersey, our investors face limitations including reduced disclosures and differing shareholder rights compared to other U.S. companies, and the need to resolve legal disputes under Jersey law. These factors may reduce transparency, complicate the exercise of investor rights, and affect the attractiveness of our securities.
7.Risks Related to Dependence on Third Parties for Manufacturing, Distribution, E-Commerce, and Other Vendors
We depend on third-party partners for manufacturing, distribution, e-commerce, and other critical services, making us vulnerable to disruptions, quality issues, or regulatory non-compliance. Failures or changes in these partnerships could increase costs, disrupt customer experiences, and negatively impact our business and growth prospects.
8.Risks Related to Intense Competition in Our Industry
The industry in which we operate is highly competitive, with established brands and niche players vying for market share through innovation, marketing, and competitive pricing. Failure to adapt to shifting consumer trends or compete effectively could result in reduced sales, profitability, and brand relevance, ultimately impacting growth and shareholder value.
9.Risks Related to Supply Chain and Operational Disruption
Our business relies on a complex global supply chain and operations. Disruptions from natural disasters, geopolitical events, or labor challenges could harm our financial performance and reputation. Reliance on third-party suppliers, rising costs, or manufacturing issues may lead to shortages, delays, increased expenses, damages to customer relationships.
10.Regulatory Risks That Could Adversely Impact our Business
Our business operates under extensive and evolving regulations across federal, state, and international levels, and non-compliance could lead to fines, recalls, or reputational harm. Changes in laws or regulatory scrutiny may result in higher compliance costs, delays, product reformulation, or market withdrawals, especially as we expand into new markets and regions with unfamiliar regulations.
11.Risks Related to Our Reputation and Threats to Our Good Standing
Our reputation is a critical asset. Negative publicity regarding product quality, ethics, or sustainability could lead to customer loss and operational disruptions. The rapid spread of information via social media amplifies the risk of reputational harm, which could adversely affect stakeholder relationships, financial performance and attract regulatory scrutiny.
12.Risks Related to Technology, E-Commerce, and Cybersecurity
Our reliance on technology, including e-commerce platforms and digital marketing, is critical, and disruptions or cybersecurity threats could compromise operations, data security, and customer trust. Failure to adapt to evolving e-commerce trends, enhance digital capabilities and security, or integrate emerging technologies effectively could weaken our competitive position and hinder revenue growth.
13.Risks Related to Taxation in an International Environment
Operating across multiple jurisdictions subjects us to complex and evolving tax laws, creating compliance challenges, potential disputes, and increased tax liabilities. Changes in global tax regulations, foreign exchange fluctuations, and differing treatments of foreign earnings may further affect our profitability, cash flow, and shareholder value.
1.Risks Related to our Strategic Review, Growth Strategy and Investment Decisions
We are evaluating strategic alternatives and there can be no assurance that we will be successful in identifying or completing any strategic alternative transactions, that any such strategic alternative transactions will result in additional value for our shareholders or that the process will not have an adverse impact on our business.
As announced in August 2025, the Board is undertaking a review of a broad range of potential strategic alternatives available to the Company focused on maximizing shareholder value. Despite our continuing efforts to identify and evaluate potential alternatives, there can be no assurance that this strategic review process will result in the pursuit of any particular transaction or course of action, or that any transaction, if pursued, will be completed within any specific time period, on attractive terms, or at all. We have not set a timetable for completion of the review and do not intend to comment further on the status or timing of this process, unless or until the Board has approved a definitive course of action or if it is determined that other disclosure is appropriate.
Additionally, there can be no assurance that any particular course of action, business arrangement, transaction, or series of transactions will be pursued, successfully consummated, or lead to increased shareholder value. The process of reviewing strategic alternatives may be time‑consuming, costly, and disruptive to our business operations. It may divert the attention of the Board, management, and employees from day‑to‑day operations; require substantial management time and attention; and result in significant legal, financial advisory, accounting, severance, retention, and other expenses.
We may not be able to successfully implement our growth strategy, and the historical growth of our Obagi Medical and Milk Makeup Businesses may not be indicative of our future performance.
The future growth, profitability, and cash flows of our Obagi Medical and Milk Makeup businesses depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of key initiatives, including our ability to:
a.grow the awareness and relevance of the Obagi Medical and Milk Makeup brands and products;
b.maintain a regular supply of core existing products and execute effective go-to-market strategies to grow them;
c.maintain and further strengthen our relationships with our physician customers, international distributors and retail partners in each geographic market where we sell Obagi Medical products;
d.maintain and enhance our reputation as a provider of high-quality products; secure new points of distribution in new markets;
e.maintain the ability to sell our products within our existing retail partners for Milk Makeup products and operate and ship from our own e-commerce platforms without interruption;
f.enhance the productivity of our brands within our points of distribution; maintain and enhance our digital platforms and capabilities;
g.execute our go-to-market strategies effectively; protect our key talent from leaving;
h.ensure that we are able to sell our products with attractive margins that deliver profit; and
i.achieve our growth targets with the financial investments outlined in our plans for each business; and predict our growth and manage our financial investments appropriately to reach our targets.
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
We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to achieve or sustain profitability in our business. You should not regard the historical growth rates of our Obagi Medical and Milk Makeup businesses as indicative of future performance. In the future our revenue from our Obagi Medical and/or Milk Makeup businesses could be reduced or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including the following risks and the other risks described in this Report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors:
a.we may lose one or more significant customers or key retailers, or sales of our products through these customers or retailers may decrease;
b.our products may be the subject of regulatory actions, including, but not limited to, actions by the FDA, the FTC and the CPSC in the U.S. and comparable foreign authorities outside the U.S.;
c.the ability of our third-party suppliers to produce our products and of our distributors to distribute our products could be disrupted, particularly if they are not able to comply with the new regulations promulgated by the FDA under MoCRA;
d.the integration of the companies may be more costly or take longer than anticipated;

e.we may be unable to introduce new products that appeal to consumers or otherwise successfully compete with our competitors in the skincare or cosmetics industries; and
f.we may be unsuccessful in enhancing the recognition and reputation of the Obagi Medical and Milk Makeup brands, and our brands may be damaged as a result of, among other reasons, our failure, or alleged failure, to comply with applicable ethical, social, product, labor or environmental standards.
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
We recently acquired the business owning the exclusive distribution rights in the U.S. to the Saypha® line of hyaluronic acid (“HA”) injectable gels which are being integrated within the Obagi Medical business and product offering. This acquisition brings additional regulatory and operational complexity to the business, may result in further dilution of our shareholders as a result of contingent consideration earn outs and we may not realize the anticipated benefits of this acquisition, all of which could have an adverse effect on our business, financial condition and results of operations.
On July 23, 2025 we announced the acquisition of Novaestiq Corp. (“Novaestiq”), a growth-oriented aesthetic and medical dermatological innovations company, as well as the U.S. rights to the Saypha® line of hyaluronic acid (“HA”) injectable gels. The strategic acquisition is intended to expand Obagi Medical’s offerings beyond U.S. medical-grade skincare, and marks a pivotal step in positioning Obagi Medical as an industry leader in integrated skincare and aesthetic solutions.
As we expand our business operations into the medical devices segment, we will be required to upgrade and expand our sales force and operational and regulatory compliance functions. The medical devices industry is highly regulated, with complex and evolving requirements imposed by various governmental authorities, including the FDA. Successfully marketing and selling medical devices requires specialized knowledge, experience, and relationships within the healthcare sector, as well as a deep understanding of the applicable regulatory frameworks.
To compete effectively in this segment, we must recruit, train, and retain personnel with expertise in medical device sales and regulatory affairs. This may require substantial investments in hiring experienced professionals, developing new training programs, and implementing robust compliance systems and processes. There is no assurance that we will be able to attract or retain the necessary talent or that our current personnel will be able to adapt to the new requirements. Failure to adequately upgrade and expand our sales force and regulatory functions could result in delays in product launches, inability to achieve sales targets, increased risk of non-compliance with regulatory requirements, and potential enforcement actions, including fines, product recalls, or withdrawal of product approvals. Additionally, the costs associated with these upgrades and expansions may be significant and could adversely affect our operating results. If we are unable to effectively scale our sales and regulatory capabilities to meet the demands of the medical devices segment, our ability to successfully enter and compete in this market could be materially and adversely affected.
The Saypha® fillers are classified as medical devices and are subject to regulation by the FDA and comparable regulatory authorities in other jurisdictions. The regulatory framework governing medical devices is complex, evolving, and subject to significant change. Compliance with these requirements imposes substantial costs and operational burdens, including the need for rigorous premarket approval or clearance processes, ongoing reporting and recordkeeping obligations, and adherence to quality system regulations. Any failure to obtain, maintain, or comply with the necessary regulatory approvals or clearances for our filler products could result in enforcement actions, including warning letters, fines, product seizures, injunctions, or civil or criminal penalties. Additionally, changes in regulatory requirements, the introduction of new or more stringent standards, or increased scrutiny by regulatory authorities could delay or prevent the development, approval, or commercialization of our products, or require us to incur significant additional costs to comply with such requirements.
The Company’s decision to enter the filler business may divert the attention of its management team from its core operations. The process of evaluating, planning, and executing a new business line requires significant time, resources, and focus from senior management and other key personnel. This diversion could result in reduced oversight and effectiveness in managing the Company’s existing businesses, potentially leading to operational inefficiencies, missed opportunities, or a decline in the performance of the Company’s core operations. Furthermore, if the filler business does not perform as expected, the resources and attention allocated to it may not yield the anticipated returns, further exacerbating the negative impact on the Company’s overall performance. There can be no assurance that management will be able to successfully balance the demands of the new business with those of the Company’s existing operations, and any failure to do so could have a material adverse effect on the Company’s business, financial condition, and results of operations.
We may make investments into or acquire other companies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations, and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have an adverse effect on our business, financial condition, and results of operations.
As part of our business strategy, we may seek to acquire or invest in additional businesses that we believe could complement or expand our existing and future offerings or otherwise offer growth opportunities. The success of any attempts to grow our business through acquisitions to complement our business depends in part on the availability of, our ability to identify, and our ability to engage and pursue suitable acquisition candidates. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we are able to complete future acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors.
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
We face potential exposure to unknown or contingent liabilities, which could negatively impact our financial condition and the value of our securities. Despite thorough due diligence during the acquisitions of Obagi Medical and Milk Makeup, we cannot guarantee that all material risks have been identified. Furthermore, unforeseen factors outside our control may emerge, potentially requiring us to write down or write off assets, restructure operations, or incur impairment charges. For example, after reassessing the Obagi Medical and Milk Makeup businesses, we recorded a $132.1 million and a $20.0 million non-cash impairment charge respectively during the year ended December 31, 2025 due to discrepancies between projected and actual performance post-acquisition. These risks, compounded by the lack of indemnification rights in the acquisition agreements, could significantly reduce the value of equity holder investments and contribute to negative market perceptions of our securities.
The impairment of intangible assets, which form a substantial portion of our total assets, poses another challenge to profitability. Our intangible assets, including goodwill and trademarks, rely on fair value estimates based on management’s assumptions and judgments, which may prove inaccurate. As of December 31, 2025, intangible assets and goodwill constituted approximately 81.0% of our total assets. A further reduction in the fair value of our intangible assets could materially impact our financial performance.
Both the Obagi Medical and Milk Makeup reporting units remain highly sensitive to impairment risks following the impairment charges recorded in 2025. Consequently, both units maintain only a narrow margin between their carrying values and fair values. As of December 31, 2025, goodwill balances stood at $62.5 million for Obagi Medical and $115.1 for Milk Makeup. Future impairments may be triggered by macroeconomic volatility—such as inflation or market downturns—or if revenue and profitability fall short of projections. Such charges would adversely impact our financial results and could signal the need for further adjustments in subsequent periods.
2.Risks Related to Cash Flow and Liquidity
If we fail to generate sufficient cash flow from our operations, we may be unable to support the growth of our brands.
We expect capital and operating expenditures to increase over the next several years as we expand our international footprint and distribution channels, as well as invest in innovation, marketing activities and group infrastructure for our Obagi Medical and Milk Makeup businesses. In addition, we incur central costs relating to supporting our operations as a public company and in connection with legacy matters.
However, our present and future funding requirements will depend on many factors, including, among other things:
a.acquisitions or disposals of additional businesses in the beauty and wellness industry;
b.costs relating to regulatory investigations or litigation;
c.the level of selling, marketing and innovation investment required to maintain and improve our competitive positions in the skincare and makeup markets; the success of our product sales and related collections of accounts receivable;
d.our need or decision to acquire or license complementary products or technologies for our Obagi Medical and/or Milk Makeup businesses;
e.costs relating to the expansion of our distribution channels and setting up direct distribution channels in certain international markets;
f.costs relating to the expansion of our sales force, management and operational support; competing technological and market developments;
g.costs relating to changes in regulatory policies or laws, including as a result of executive orders, that affect our operations; and

h.working capital needs driven by inventory and account receivables relating to our U.S. and international expansion.
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
Our quarterly operating results have been historically variable and are likely to remain so due to numerous factors, many of which are beyond our control. These include fluctuations in consumer spending, demand for our products, and changes in market acceptance or treatment practices. Operational challenges, such as higher manufacturing costs, supply chain disruptions, or increased competition, also contribute to the unpredictability of our results. Additionally, external factors like economic slowdowns, legal costs, tariffs, and changes into discrepancies between projected tax rates can impact performance. Seasonal trends, such as reduced summer sales and higher fourth-quarter demand, further add to this variability, making it difficult to rely on quarterly comparisons or predict future performance with accuracy. Investors should exercise caution when evaluating our quarterly results.
Our financial results may also be impacted by the unique challenges faced by our Obagi Medical and Milk Makeup businesses, whose historical performance does not fully reflect our current operations or future potential. As standalone entities, these businesses did not bear the public company costs we now incur, such as compliance with Sarbanes-Oxley and investor relations. The financial conditions presented in historical reports are affected by significant costs from our business combination and adjustments to our capital structure, making future comparisons challenging. Investors may find it difficult to evaluate trends or assess our relative performance based on past data.
Each of our brands has a history of operating losses and may face continued challenges in achieving profitability. Despite increasing distribution channels and investments in product development, marketing, and operations, we continue to implement structural decisions to position the brands for future success, some of which may have a temporary negative impact on revenue or profitability. Success depends heavily on anticipating and adapting to rapidly shifting consumer beauty trends and preferences. Challenges such as acceptance of new product launches, delays in supply chains, and potential cannibalization of existing product sales could impede growth and profitability. These risks, combined with the competitive nature of the aesthetics and cosmetics industries, could materially affect our financial condition and operations.
Failure to comply with any of the covenants under our Lumina Credit Agreement could result in an event of default, which may accelerate our outstanding indebtedness and have a material adverse effect on our business, liquidity and financial position.
We are subject to a financial covenant under the Lumina Credit Agreement. Our ability to comply with the financial covenant under the Lumina Credit Agreement will depend on the success of our businesses, our operating results, and our ability to achieve our financial forecasts. Various risks, uncertainties and events beyond our control, including general or industry-specific economic downturns, could affect our ability to comply with the financial covenant and terms of the Lumina Credit Agreement. In addition, the Lumina Credit Agreement also requires us, among other things, to timely deliver certain financial statements to the Lenders. In addition, the Lumina Credit Agreement also requires us to comply with affirmative and negative covenants further described in “Item 5. Waldencast’s Operating and Financial Review and Prospects – Recent Events – Lumina Credit Agreement”.
One of the covenants requires us to, under certain circumstances, provide the Lenders with the right to appoint an investment bank to effect a Liquidity Event (as defined in the Lumina Credit Agreement). This could result in the sale of assets that are critical to our operations, potentially disrupting our business and adversely affecting our results of operations. In addition, the Lumina Credit Agreement requires us to issue warrants to the Lenders that hold Term Tranche B Loans to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding on or prior to July 1, 2026, so long as any Term Tranche B Loans are then outstanding. Those warrants, to the extent issued and exercised by the Lenders, would increase the number of shares eligible for future resale in the public market, reduce the market price of our common stock could result in dilution to our shareholders. The extent of such dilution will depend on the number of shares issued and the market value of our common stock at the time of issuance.

There can be no assurance as to the timing or amount of any such issuances. Failure to comply with the covenants and other terms could result in an event of default and the acceleration of amounts owing under the Lumina Credit Agreement unless we are able to negotiate a waiver. The Lenders could condition any such waiver on an amendment to the Lumina Credit Agreement on terms that may be unfavorable to us. Under these circumstances, other sources of capital may not be available or may be available only on unfavorable terms.
Certain repayments, prepayments or accelerations under the Lumina Credit Agreement are subject to a significant prepayment premium, which represent a minimum guaranteed return on the Term Loans that is calculated as a multiple of the principal being repaid, prepaid or accelerated. Such prepayment premium may materially limit our ability to refinance or repay the Term Loans prior to maturity.
If we fail to comply with the covenants and other terms under the Lumina Credit Agreement and we are unable to negotiate a covenant waiver or replace or refinance the credit agreement on favorable terms, our business, financial condition and results of operations could be materially and adversely impacted.
If we fail to manage our inventory of products effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Both our Obagi Medical and Milk Makeup businesses require us to manage large volumes of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units (“SKUs”). Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale due to the long lead times required to manufacture our products. Demand may be affected by new product launches, changes in customer preferences, demand or spending patterns, changes in product cycles and pricing, product defects, and promotions. It may be difficult to accurately forecast demand and determine appropriate levels of products or components. Our ability to accurately forecast demand may be further hindered in the future as we expand the percentage of our sales made outside of the U.S. because we depend on our international distributors and retailers to provide us with forecasts for demand for our products in their respective territories.
If we or our distributors overestimate demand, our distributors or retail partners may not be able to sell their existing inventory to their customers, which may affect their ability to timely pay us and their demand for products in the future. We may be required to recognize inventory write-offs and increase our reserves for product returns in the future, particularly if our estimates relating to demand in certain of our markets or with respect to certain of our product lines are incorrect. If our distributors or retailers reduce their inventory for our products, it could result in lower sales for us during that period, leading to a mismatch in expected sales. For Milk Makeup specifically, if inventory levels fall too low by the retailer, we risk stockouts on retail shelves, which would reduce retail sales and, in turn, decrease demand for further inventory. As we do not have control over the inventory management decisions made by our retailers, their actions directly influence our sales volume and could create significant fluctuations in our revenues, ultimately impacting our operating results.
On the other hand, if we or our distributors or retailers underestimate demand, we may not have sufficient inventory of products to ship to our customers. Obagi Medical products have expiration dates that generally range from 24 to 36 months from the date of manufacture. We estimate the amount of potentially excess, dated or otherwise impaired inventories that we may have to write down. Although our estimates are reviewed quarterly for reasonableness, our product return activity could differ significantly from our estimates. Judgment is required in estimating the amount of inventory that may be written down and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge would have a material adverse effect on our net income, results of operations, and financial condition.
Our only material asset is our indirect interest in Waldencast LP, and we are accordingly dependent upon distributions from Waldencast LP to pay dividends, taxes and other expenses.
We are a holding Company with no material assets other than indirect equity interests in Waldencast LP. As such, we do not have any independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of Waldencast LP and its subsidiaries, including Obagi Medical and Milk Makeup. We intend to cause Waldencast LP to make distributions to its members, including Holdco 1, in an amount at least sufficient to allow for the payment of all applicable taxes, and to pay our corporate and other overhead expenses and those of Holdco 1. We cannot assure you, however, that Waldencast LP and its subsidiaries will generate sufficient cash flow to distribute funds to Holdco 1, or that applicable legal and contractual restrictions, including negative covenants in Waldencast LP’s debt instruments, will permit such distributions. It could materially and adversely affect our liquidity and financial condition if Waldencast LP is restricted from, or otherwise unable to, distribute sufficient cash to us.
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
As a result, we reevaluated the accounting treatment of our 11,500,000 public warrants and 5,933,333 private placement warrants and have recorded derivative liabilities related to embedded features contained within our warrant on our balance sheet as of December 31, 2025 and 2024. Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
The obligations associated with being the publicly traded entity in the “Up-C” structure involve significant expenses and require significant resources and management attention, which may divert from our business operations.
As the publicly traded entity in an Up-C structure, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we incur significant legal, accounting and other expenses. Our entire management team and many of our other employees will continue to need to devote substantial time to compliance matters related to the Up-C structure and regulatory requirements associated with being a publicly traded entity. We bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. Given the current scale of our business, the costs associated with being a public company (including legal, accounting, compliance and governance expenses) are disproportionately high relative to our revenues and overall size. These public company costs, which include but are not limited to expenses for external advisors, audit and internal control compliance, investor relations and regulatory filings, may place a significant strain on our financial resources. If we are unable to grow our business or otherwise achieve sufficient scale, there is a risk that we may not be able to sustain these public company costs on an ongoing basis. This could adversely affect our ability to comply with our reporting and regulatory obligations or require us to consider strategic alternatives, including cost reductions, restructuring, or changes to our public company status.
In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and the related rules and regulations implemented by the SEC and Nasdaq, have increased legal and financial compliance costs and have and may continue to make some compliance activities more time-consuming. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.

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
Further, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation.
3.Risks Related to Internal Controls and Financial Reporting
We have previously identified and disclosed material weaknesses in our internal control over financial reporting. If we fail to fully remediate these material weaknesses or otherwise are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
As previously disclosed, during the preparation of our consolidated financial statements for the fiscal year ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting related to implementation of control activities, monitoring of the control environment, the implementation of a formal risk assessment process, and the implementation of the delegation of authority.
Although management has been actively engaged in ongoing remediation efforts to address these material weaknesses, including by enhancing the control environment, improving oversight, hiring additional key personnel, emphasizing the importance of internal controls and creating a more robust internal control environment, these material weaknesses have not been fully remediated as of December 31, 2025.
We will continue working to improve the operating effectiveness of our internal control over financial reporting and the timeliness of those procedures during the calendar year-ended December 31, 2026. Notwithstanding the identified material weaknesses, our management has concluded that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with GAAP. See “Item 15- Controls and Procedures” for further information.

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
We will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act beginning with our Form 20-F for the fiscal year ending December 31, 2026, and there is a risk that we may not be able to achieve full compliance on a timely basis.
Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2026, we will be required to comply fully with Section 404 of the Sarbanes-Oxley Act (“SOX”), including obtaining an attestation report from our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting (“ICFR”). The process of designing, implementing, and maintaining effective ICFR that meets the standards required under SOX is time-consuming, costly, and complex. There is a risk that we may not be able to complete all necessary steps to achieve full SOX compliance, including auditor attestation, by the required deadline. If we are unable to implement and maintain effective ICFR or to remediate any existing material weaknesses before the required compliance date, we could be subject to regulatory scrutiny, penalties, or other adverse consequences. In addition, our ability to access the capital markets and the confidence of investors in our financial reporting could be adversely affected.
We are subject to an investigation by the SEC and may face litigation and other risks as a result of the previously filed restatement of our financial results and previously disclosed material weaknesses in our internal control over financial reporting.
As a result of the restatement of our financial results for certain Predecessor Periods, the previously disclosed material weaknesses in our internal control over financial reporting described below, and other matters raised or that may in the future be raised by the SEC, we are subject to an ongoing investigation by the SEC and may be exposed to a number of additional risks and uncertainties, including (i) potential litigation or other disputes or investigations that may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and preparation and/or restatement of our financial statements for certain Predecessor Periods; (ii) costs for accounting, advisory and legal fees in connection with or related to such matters which may be difficult to forecast appropriately; and (iii) fines, penalties or other actions required as the outcome of government investigations, all of which could result in a potential loss of investor confidence and/or a negative impact on the price of our securities.
As previously disclosed, we proactively and voluntarily self-reported our review of the historical accounting used by Obagi to the SEC. In connection with this matter, we received a document subpoena in September 2023. We are fully cooperating with the SEC’s investigation and believe we have completed the production of information requested by the SEC. However, we cannot predict when such matters will be fully completed or the outcome or potential impact of this matter on our business, investor confidence or the price of our securities. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, which may be imposed on us in connection with this matter could have a material adverse effect on our business, financial condition and results of operations. Additionally, the investigation has resulted in substantial costs and we are likely to continue to incur substantial costs, regardless of the outcome of the investigation.
As of the date of this Report, other than the investigation noted above, we have no knowledge of any other litigation or dispute arising from the previously disclosed material weaknesses in our internal control over financial reporting, the preparation of our financial statements and/or the restatement of our financial results for certain Predecessor Periods.

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
The international expansion of Obagi Medical and Milk Makeup products is a core growth strategy for the Company. With an increasing share of revenue derived from international sales, the Company has expanded its presence in Southeast Asia. However, challenges including the complexities of setting up direct distribution networks in new markets have arisen. Establishing a presence in these markets requires significant investments in facilities, personnel, and product registration, with potential delays in revenue realization due to regulatory and market entry hurdles. While these efforts aim to strengthen the Company’s foothold in new regions, success is uncertain due to the many risks associated with global expansion.
The Company’s success in international markets depends on securing necessary licenses, building local relationships, and tailoring products to local consumer preferences. Economic, political, and regulatory environments in regions like South East Asia pose additional challenges. For instance, Vietnam’s regulatory landscape is complex and often lacks clarity, making it difficult to obtain and maintain necessary licenses. The Company faces risks such as evolving regulations, differences in legal interpretations, and uncertainties in enforcing legal rights, which could disrupt operations. These challenges are compounded by the need to navigate the legal nuances of new markets.
Expanding into international markets also entails compliance with diverse regulations and intellectual property protections. Some of these markets may have less robust intellectual property laws, increasing the risk of counterfeit products. Additionally, obtaining and maintaining regulatory approvals in multiple jurisdictions is time-consuming and fraught with uncertainties, similar to FDA approval processes. External factors like changes in labeling requirements or adverse regulatory evaluations could hinder operations and reduce the Company’s ability to compete effectively in global markets. Furthermore, the third parties we rely on internationally may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.
The Company’s reliance on international sales exposes it to broader risks inherent in global operations. These include economic instability, fluctuating exchange rates, local consumer preferences, trade disputes, including the imposition and enforceability of tariffs and related uncertainties, including U.S. tariffs imposed or threatened to be imposed, any retaliatory actions taken by other countries and uncertainties regarding the ability to obtain refunds for previously paid tariffs that have subsequently been invalidated, or sanctions, and compliance with anti-bribery and competition laws. Moreover, factors like natural disasters or the failure of distribution partners could negatively impact the business. With its revenue denominated in various currencies, the Company is also vulnerable to foreign exchange rate fluctuations and potential restrictions on cash repatriation, which could affect financial performance and operational flexibility.
Regulatory changes in international markets, especially concerning product classifications and safety standards, could impact the Company’s ability to operate. For example, in the EU, evolving standards for ingredients like alpha- and beta-arbutin, used in Obagi Medical’s products, highlight the complexities of compliance. Uncertainty around their safety, stability, and aggregate exposure has led to calls for additional scientific data. Regulatory restrictions on key ingredients such as hydroquinone and retinol further complicate market entry and product formulation, demonstrating the regulatory risks that could significantly affect the Company’s growth and operations in international markets.
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
Global or regional geopolitical and security issues pose additional risks. Armed conflicts, political instability, trade policy changes, natural disasters, and public health emergencies have the potential to disrupt supply chains and hinder business operations. These events, along with changes in import/export regulations, tariffs and related uncertainties, or sanctions, could impose additional costs or reduce access to key markets, thereby negatively affecting our ability to deliver products efficiently or maintain market presence. Trade tension and/or the imposition and enforceability of tariffs or other changes in trade policies and related uncertainties (including U.S. tariffs imposed or threatened to be imposed, any retaliatory actions taken by other countries and uncertainties regarding the ability to obtain refunds for previously paid tariffs that have been subsequently invalidated) could materially and adversely affect our business, financial condition and results of operations.
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
Changes in international trade, namely in relation to global customs duties and indirect taxes, could significantly affect our reported earnings and cashflows.
Waldencast and its associated brands operate in a globally regulated industry with its supply chain and distribution channels operating across borders. Changes in trade policies, customs duties, VAT/GST and other indirect taxes could impact our cost structure and operational efficiency. Shifts in global trade policy and related uncertainties may lead to changes in tariff rates, trade agreements, or enforcement priorities, affecting our imports and exports. Additionally, evolving regulations on product classification, sustainability requirements, and ethical sourcing—such as restrictions on certain ingredients or increased compliance with supply chain due diligence—could introduce additional costs and complexities. While we continuously monitor and adapt to regulatory changes, unexpected shifts in tax laws, trade policies, or customs enforcement could materially impact our financial performance and global supply chain.
5.Regulatory and Legal Risks and Risks Related to Litigation
The design, development, manufacture and sale of our products involve the risk of product liability and other claims by consumers and other third parties, and our insurance may be insufficient to cover any such claims.
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
We rely on licensing agreements with third parties for certain product and device technologies. If these licenses are terminated, breached, or disputed, our ability to develop and commercialize products that depend on these technologies could be significantly impacted which may result in a direct impact to revenue. Additionally, licensors may not uphold their contractual obligations or prevent third parties from infringing on licensed technologies, which could lead to legal disputes and financial consequences. Any loss of key licenses could materially and adversely affect our financial condition and operating results.
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
The MoCRA, enacted by Congress in late December 2022, introduced new compliance obligations for manufacturers and other “responsible persons” who sell cosmetic products in the U.S. and significantly expanded the FDA’s authority to regulate cosmetic products. Under MoCRA, companies are obligated to adhere to new requirements for cosmetics, such as new labeling standards for specific products, safety substantiation, facility registration, product listing, adverse event reporting, compliance with cGMPs, mandatory recalls and record-keeping requirements for such products and the manufacturing facilities in which they are produced, among other things. Our operations could be harmed if regulatory authorities make determinations that we or our CMOs are not in compliance with regulatory requirements.
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
We are not currently a party to any pending or, to our knowledge, threatened litigation that will or could be expected to have a material impact on our business, financial condition and results of operations. We are currently subject to an SEC investigation described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Item 8. Financial Information—Note 17. Commitments and Contingencies.” Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
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
We sell our products in several countries outside of the U.S. and will continue to rely on local distributors and partners to expand and build out our operations in relevant markets. We, or any of our local distributors and other third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these local distributors and partners, even if we do not explicitly authorize or have actual knowledge of such activities. While we strive to put in place the relevant controls to identify high-risk individuals and entities before contracting with them, we operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations. The Bribery Act and FCPA present particular challenges in the prescription product industry, because, in many countries, hospitals and clinics are run by the government, and doctors and other hospital or clinic employees may therefore be considered foreign officials. We cannot assure you that all of our local distributors or other third parties will comply with all applicable laws, for which we may be ultimately held responsible. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted and as we increase our international sales and business, our risks under these laws may increase.
Due to the changing nature of and uncertainties related to the regulatory environment, we cannot be certain if or how the U.S. Department of Justice’s (“DOJ”) enforcement of the FCPA will change or its impact on our business.
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
We are subject to a variety of laws and regulations in the U.S. and abroad regarding privacy and data protection, some of which can be enforced by private parties or government entities and some of which provide for significant penalties for noncompliance. Such laws and regulations govern the collection, use, disclosure, retention, and security of personal information, such as information that we may collect in connection with sales on our e-commerce websites or during clinical trials of our products. Implementation standards, interpretations and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, or result in additional liability for us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, claims by third parties, government investigations and enforcement actions, including injunctions, fines and/or criminal penalties, any of which could have a material adverse effect on our operations, financial performance and business.
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
The UK City Code on Takeovers and Mergers, or the Takeover Code, may apply to the Company.
Up until February 2, 2027, the Takeover Code applies, among other things, to an offer for a public company whose registered office is in the UK (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the UK (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the UK (or the Channel Islands or the Isle of Man). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will assess the company’s place of central management and control by looking at various factors, including the structure of the company’s Board, the functions of the directors and where they are resident. From February 3, 2027, the Takeover Code will only apply to offers for public companies who have their registered office in the UK (or the Channel Islands or the Isle of Man) and have their securities admitted to trading on a regulated market, multilateral trading facility or stock exchange in the UK (or the Channel Islands or the Isle of Man).
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
6.Risks Related to SEC and Nasdaq Compliance, Securities Issuances, Share Price Volatility and Limitations on Investor Rights
The price of our securities has in the past and may continue to be volatile and there is limited liquidity in the trading of our securities.
The price of our securities, has in the past and may continue to fluctuate due to a variety of factors, including:
a.the volume of our Class A ordinary shares available for public sale;
b.the ability of our shareholders to trade restricted securities pursuant to Rule 144 or a shelf registration statement;
c.changes in the markets in which we and our customers operate;
d.developments involving our competitors;
e.changes in laws and regulations affecting our Obagi Medical and/or Milk Makeup businesses;
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
l.changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; and
m.general economic and political conditions, such as the effects of, recessions, economic downturns, interest rates, inflation, tariffs, trade wars and related uncertainties, local and national elections, prices for fuel and consumer goods, international currency fluctuations, corruption, political instability, acts of war or terrorism, or a pandemic or epidemic.
These market and industry factors may materially reduce the market price of our Class A ordinary shares and warrants regardless of our operating performance.
Trading in our securities on Nasdaq has historically been thin and susceptible to wide fluctuations in trading prices due to such limited trading volume and other factors, some of which may have little to do with our operations or business prospects. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our securities at any given time. This presence in turn depends on the individual decisions of investors and general economic and market conditions over which we have no control. Due to the limited volume of trading in our Class A ordinary shares, an investor in our shares may have difficulty selling larger volumes of our Class A ordinary shares in the manner, or at the price, that might be attainable if our Class A ordinary shares were more actively traded. In addition, if a more active, liquid public trading market does not develop we may be limited in our ability to raise capital by selling shares of Class A ordinary shares. We cannot assure you that more active, liquid public trading markets for our Class A ordinary shares and will develop or, if developed, will be sustained.
If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted.
Our securities are listed on Nasdaq. If we fail to maintain compliance with the continued listing standards of Nasdaq, including the Period Listing Rule during the one-year Nasdaq panel monitor, our securities may be delisted and the price of our Class A ordinary shares and our ability to access the capital markets could be negatively impacted. On May 4, 2023, we received a written notice from Nasdaq indicating that, as a result of not having timely filed our 2022 Form 20-F, we were not in compliance with Nasdaq Listing Rule 5250(c)(l), which requires timely filing of all required periodic financial reports with the SEC. On October 31, 2023, we received a written notice from Nasdaq indicating that, based upon our non-compliance with the filing requirement as of October 30, 2023, Nasdaq had determined to delist our securities from Nasdaq by opening of business on November 9, 2023, unless we timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). On November 7, 2023, by requesting a hearing (the “Hearing”) before the Panel, we appealed the determination of the Panel and requested that the stay of delisting be extended until the Panel issued a final decision. On November 22, 2023, Nasdaq granted our request to extend the stay. On January 3, 2024, we received an additional notice of non-compliance from Nasdaq because we had not filed interim financial statements for the period ended June 30, 2023 with the SEC by December 31, 2023, as required by Nasdaq’s Listing Rules. We subsequently filed the 2022 Form 20-F with the SEC on January 16, 2024.
Following the Hearing and the publication by us of our interim financial statements for the period ended June 30, 2023 with the SEC on March 21, 2024, we received formal notice from the Panel confirming that we had regained compliance with Nasdaq’s filing requirements (the “Periodic Filing Rule”). In line with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq had imposed a “Mandatory Panel Monitor” for a period of one year from the date of the compliance determination (March 21, 2024), pursuant to which in the event we fail to timely satisfy the Periodic Filing Rule during the one-year monitor period, the Company will not have the opportunity to provide a compliance plan for Nasdaq's review; rather, Nasdaq would instead issue a delisting determination pursuant to which the Company could request a hearing and stay of the delisting determination pending another hearing before the Panel.
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
Under the terms of the definitive agreement relating to the Novaestiq transaction, Waldencast agreed to acquire Novaestiq in exchange for (1) cash payable at closing, (2) certain additional ongoing royalties based on net sales of Saypha® products, and (3) the contingent issuance of Class A ordinary shares (equal to approximately 7% of Waldencast’s fully diluted Class A ordinary shares as of July 22, 2025), based on the receipt of FDA approval relating to the Saypha® products (triggering the issuance of 3,273,000 Class A ordinary shares) and the achievement of cumulative net revenue thresholds of (a) $100 million (triggering the issuance of an additional 3,273,000 Class A ordinary shares) and (b) $200 million (triggering the further issuance of 3,273,000 Class A ordinary shares), respectively, reflecting meaningful long-term commercial targets, with (a) and (b) being earnable until June 20, 2031. The issuance of additional Class A ordinary shares pursuant to this agreement is likely to further dilute the equity interests of existing holders of our securities and may adversely affect prevailing market prices for our Class A ordinary shares or warrants and shareholders may not realize a benefit from the acquisition commensurate with the ownership dilution they will experience in connection therewith.
In addition, the Lumina Credit Agreement requires us to issue warrants to the Lenders that hold Term Tranche B Loans to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding on or prior to July 1, 2026, so long as any Term Tranche B Loans are then outstanding. See “Item 3. Key Information—D. Risk Factors—Risks Related to Cash Flow and Liquidity—“Failure to comply with any of the covenants under our Lumina Credit Agreement could result in an event of default, which may accelerate our outstanding indebtedness and have a material adverse effect on our business, liquidity and financial position.”
Warrants will be exercisable for our Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, and a sale of a substantial number of our securities in the public market could cause the price of our securities to decline.
Outstanding warrants to purchase an aggregate of 29,533,282 Class A ordinary shares are exercisable in accordance with the terms of the Warrant Agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company, as amended on December I, 2022, by and among Waldencast plc (f/k/a Waldencast Acquisition Corp.), Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company LLC (the “Warrant Agreement”) governing those securities at an exercise price of $11.50 per share. These warrants will expire five years after the completion of our Business Combination (July 27, 2027), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. To the extent such warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to our existing Class A ordinary shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A ordinary shares. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration and as such, the warrants may expire worthless. In addition, our shareholders who exercised their redemption rights with respect to their public shares in connection with the Business Combination retained their public warrants, which may be exercised by such redeeming shareholders for our Class A ordinary shares resulting in further dilution.
A significant number of our shares are held by members of the Sponsor and the former owner of Obagi Medical.
As of February 27, 2026, members of the Sponsor and its affiliates have a beneficial ownership interest in our Class A ordinary shares, comprised of the following: (i) Burwell Mountain Trust (“Burwell”) holds a beneficial ownership interest of 10.0% of the Class A ordinary shares, (ii) Zeno Investment Master Fund (f/k/a Dynamo Master Fund) (“Zeno”) holds a beneficial ownership interest of 14.0% of the Class A ordinary shares, (iii) Michel Brousset (individually and as beneficial owner of the shares held by Waldencast Ventures LP) holds a beneficial ownership interest of 6.3% of the Class A ordinary shares, and (iv) Beauty Ventures holds a beneficial ownership interest of 10.2% of the Class A ordinary shares. In addition, Cedarwalk Skincare Ltd., the owner of Obagi Medical immediately prior to the close of the Business Combination (“Cedarwalk”), holds a beneficial ownership interest of 24.2% the Class A ordinary shares. See Item 7. “Major Shareholders and Related Party Transactions” for more information.
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
Prior to the closing of the Business Combination, we were deemed a “shell company” under applicable SEC rules and regulations because we had no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. As a result, sales of our securities pursuant to Rule 144 under the Securities Act cannot be made unless, among other things, at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 6-K reports. Because, as a former shell company, the reporting requirements of Rule 144(i) will apply regardless of holding period, restrictive legends on our securities cannot be removed except in connection with an actual sale that is subject to an effective registration statement under, or an applicable exemption from the registration requirements of, the Securities Act. In addition, because our unregistered securities cannot be sold pursuant to Rule 144 unless we continue to meet such requirements, any unregistered securities we issue will have limited liquidity unless we can comply with such requirements. In addition, our previous status as a shell company could also limit our use of our securities to pay for any acquisitions we may seek to pursue in the future. The lack of liquidity of our securities as a result of the inability to sell under Rule 144 for a longer period of time than a non-former shell company could cause the market price of our securities to decline.
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

When we cease to be an emerging growth company, which is anticipated to occur at the end of the fiscal year ending December 31, 2026, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the SarbanesOxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the ordinary shares.
We have determined that we are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination regarding our status will be made on June 30, 2026.
As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, while we may elect to voluntarily submit interim consolidated financial data to the SEC under cover of the SEC's Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. We also are exempt from the requirements to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. In addition, as a foreign private issuer, we are exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information.
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
As a public limited company incorporated under the laws of Jersey and listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq Listing Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Jersey, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(c), Rule 5635(d) and Rule 5250(b)(3) of the Nasdaq Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Rule 5615(a)(3) of the Rules. Rule 5620(a) of the Rules requires that the Company hold an annual meeting of shareholders no later than one year after the end of the Company's fiscal year-end; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock; and Rule 5250(b)(3) of the Rules requires disclosure of third-party director and nominee compensation. The corporate governance practice in our home country, Jersey, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(c), Rule 5635(d) and Rule 5250(b)(3). We will continue to comply with other corporate governance requirements of the Rules. However, in the future, we may consider following home country practice in lieu of additional requirements under the Rules with respect to certain corporate governance standards. Any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor. As a result, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
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
7.Risks Related to Dependence on Third Parties for Manufacturing, Distribution, E-Commerce, and Other Vendors
Obagi Medical and Milk Makeup rely heavily on third-party providers, making us vulnerable to disruptions that could adversely affect our business, financial condition, and operations.
Reliance on Third-Party Logistics Providers
Obagi Medical and Milk Makeup depend on third-party logistics providers for storage, distribution, and delivery of products to both domestic and international customers. Securing alternative logistics providers that meet our standards may be difficult, and the time and effort required to oversee these relationships could strain internal resources. Specifically, Obagi Medical’s operations in the U.S. heavily depend on a single distributor (the “Physician Channel Provider”), which manages sales to healthcare professionals in the physician-dispensed channel. This provider accounted for a significant portion of Obagi Medical’s net revenue in recent years. The Physician Channel Provider performs critical functions, including warehousing, order fulfillment, customer service, and regulatory compliance for prescription products. Any disruption in their services could materially and adversely affect Obagi Medical’s business, financial condition, and results of operations. Additionally, this provider acts as the third-party logistics provider for Obagi Medical’s other wholesale and direct-to-consumer channels.
Obagi Medical and Milk Makeup’s reliance on third-parties for distribution, manufacturing, and logistics introduces significant risks that could materially impact its operations. Any disruptions or cost increases from these providers could impair our ability to meet customer demand, reduce profit margins, and adversely affect financial performance. Managing these third-party relationships requires significant oversight, and failure to do so effectively could exacerbate these challenges.

Dependence on Contract Manufacturers
Obagi Medical and Milk Makeup rely entirely on third-party Contract Manufacturers (“CMOs”) for the production of its products, exposing the Company to risks associated with capacity constraints, delays, and regulatory compliance issues. While multiple CMOs are qualified for certain key products, some items, are supplied by a single source. In particular, Croma Pharma GmbH is the sole manufacturer of the Saypha® injectables distributed by Obagi Medical. Termination or disruption in these arrangements could lead to supply chain delays, harm customer relationships, and impact the brand’s reputation. Finding alternative manufacturers for critical products could be challenging and time-consuming. Additionally, reliance on CMOs introduces risks such as breaches of manufacturing agreements, production quality, non-compliance with regulatory standards, increased production costs, and delays in transferring manufacturing operations to alternative providers.
Milk Makeup relies significantly on third-parties, such as resellers, suppliers, and sales forces, making it vulnerable to disruptions that could harm its brand, operations, and financial performance.
Dependence on Retailers for Sales
Milk Makeup’s business is significantly reliant on retailers for the sale of its products. The loss of Sephora, Ulta Beauty, or other key distributors, or a material decrease in sales to such partners, could adversely affect Milk Makeup’s business, financial condition, and results of operations. Additionally, the Company is exposed to risks tied to its retailers’ performance, which in turn is driven by economic downturns, consumer demand fluctuations, or reputational issues, which could significantly impact Milk Makeup’s results.
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

8.Risks Related to Intense Competition in Our Industry
The cosmetics, skincare and injectables industry is highly competitive, and challenges in product success, marketing effectiveness, and competition from larger companies could adversely affect our sales and overall performance.
Intense Competition in the Cosmetics, Skincare and Injectables Markets
The cosmetics industry is highly competitive, with numerous multinational companies and independent brands vying for market share across a wide range of distribution channels. Obagi Medical and Milk Makeup faces competition based on factors such as product innovation, quality, pricing, brand recognition, and marketing initiatives. Many competitors possess greater financial, technical, and marketing resources, allowing them to respond more effectively to market trends and economic shifts. Competitors’ substantial investments in research and development (“R&D”) and marketing can result in technological and product advancements that surpass current offerings, potentially rendering its products less competitive or obsolete. Advancements by competitors in R&D could outpace Obagi Medical’s capabilities, negatively affecting its growth prospects.
Challenges with New Product Introductions
Success in the industry heavily relies on the timely and successful introduction of new products that align with rapidly shifting consumer trends. Obagi Medical and Milk Makeup’s ability to anticipate and adapt to changes in consumer preferences, shopping habits, and attitudes is critical. Despite established processes for product development, new product launches carry risks, including potential rejection by consumers or retailers, pricing misalignment, or ineffective marketing strategies. Supply chain challenges, such as manufacturing or shipping delays, may further hinder successful product launches. Additionally, the introduction of new products can cannibalize sales of existing offerings. These factors collectively pose a risk to Obagi Medical and Milk Makeup’s ability to meet sales objectives and sustain growth.
We are subject to risks related to our dependency on our directors and officers and on key personnel, as well as risks related to attracting, retaining and developing human capital in a highly competitive market.
Our operations are dependent upon a relatively small group of individuals and in particular, Michel Brousset, our Chief Executive Officer, and Hind Sebti, our Chief Growth Officer. We believe that our success depends on the continued service of our directors and officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.
Additionally, our success and future growth depend upon the services of Obagi Medical’s and Milk Makeup’s management teams and other key employees, including highly skilled experts in their respective fields. The loss of one or more members of Obagi Medical’s or Milk Makeup’s management teams or key employees could harm our business, and we may not be able to find adequate replacements in a timely manner.
Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, product development and other personnel for our Obagi Medical and Milk Makeup businesses. We may have difficulty recruiting and retaining such qualified personnel due to current market conditions, their inability to trade their equity awards and the existence of many similar competitive job openings. There is intense competition in our industry and failure to attract and retain qualified personnel could have a significant negative impact on our future product sales and business results.
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

9. Risks Related to Supply Chain and Operational Disruption
Operational complications in the transport and distribution of our products could adversely affect our business, net revenues, and earnings.
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
We do not currently have the infrastructure or internal capability to manufacture our products. We rely, and expect to continue to rely, on third-party CMOs for the production of all our products. Our products and the facilities in which they are manufactured are subject to regulation under the FDCA and FDA implementing regulations, state laws and comparable regulatory frameworks in foreign markets. Federal, state, and foreign authorities may inspect the facilities of our CMOs periodically to determine if we and our CMOs are complying with applicable provisions of the FDCA, FDA and foreign regulations.

Manufacturing facilities for our products are required to comply with the FDA's cGMPs and with similar requirements outside the U.S. If the FDA finds a violation of cGMPs, it may enjoin our CMO’s operations, seize our products, restrict importation of goods, or impose administrative, civil or criminal penalties, among other things. In addition to cGMP requirements, cosmetic manufacturing and processing facilities are required to be registered with FDA. Manufacturers and responsible persons are also required to list their respective products with FDA and to report serious adverse events associated with the use of their products in the U.S. to the FDA. Our operations could be harmed if regulatory authorities make determinations that our CMOs are not in compliance with these regulations as they take effect. We cannot assure you that the CMOS of all of our products will be able to comply with new regulations in a timely manner or that they will not decide to pass the increased costs of having to comply with the regulations onto us, which would increase our costs and negatively impact net income. In addition, FDA and state issued regulations prohibit or otherwise restrict the use of certain ingredients in cosmetic products. Similar or stricter requirements may apply in foreign jurisdictions.
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
10.Regulatory Risks That Could Adversely Impact our Business
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
Obagi Medical Regulatory Risks
Legal and Regulatory Risks That Could Adversely Impact Our Business
Obagi Medical products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.
We market Obagi Medical products that contain hydroquinone (“HQ”) on a prescription-only (i.e., not OTC) basis, and we have not sought nor obtained premarket approval from the FDA to market these products in the U.S., nor have we sought marketing authorizations in other jurisdictions. Although, to date, neither the FDA nor any other regulators have taken action against us for selling our prescription HQ products in the U.S. and in other jurisdictions without marketing approval, there can be no assurance the FDA or any other regulatory authorities will not take enforcement action against us, or otherwise require us to obtain premarket approval or similar authorization of our prescription HQ products, and we may be required to suspend marketing of our prescription HQ products unless and until such products are approved.
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
If the current regulatory landscape evolves and we were required to seek FDA approval, our attention and resources will be dedicated to the clinical development and regulatory approval processes, which will be time-consuming and very expensive. We may also not successfully obtain such approvals or may be delayed in obtaining such approvals if one of our competitors obtains approval and non-patent marketing exclusivity for the same uses for which we intend to seek approvals. In addition, if we are determined to be marketing our prescription HQ products unlawfully, or if patients experience adverse events from using our prescription HQ products, we may be required to recall or cease distribution of these products and may be subject to product liability claims or enforcement action. If we are required to suspend or cease marketing our prescription HQ products for any reason, our business would be materially adversely affected.
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
Any products that are regulated by the FDA as drugs must generally obtain premarket approval from the FDA, unless subject to the OTC monograph process or subject to other limited exceptions. The FDA approves new drugs through the New Drug Application (“NDA”) or Abbreviated New Drug Application (“ANDA”) pathways before they may be legally marketed in the U.S. Via the NDA pathway, an applicant must generally demonstrate through well-controlled clinical trials that a drug is safe and effective for its intended uses. The Hatch-Waxman Act established the ANDA pathway, which is an abbreviated FDA approval procedure for drugs that are shown to be bioequivalent to proprietary drugs previously approved by the FDA through its NDA pathway. Premarket applications for generic drugs are termed “abbreviated” because such applications generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, an ANDA applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. Similar requirements apply in foreign jurisdictions.
Certain Obagi Medical products, including our tretinoin-based products, are marketed pursuant to an ANDA held by Bausch Health or dispensed under the category of unlicensed medicines in the United Kingdom. However, we have not sought or obtained FDA premarket approval or foreign regulatory authorities’ authorization for any of our products. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the applicable regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
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
To the extent that the FDA were to determine that our prescription-use only HQ products present safety concerns, the FDA could determine that the products should be recalled, and such determination could trigger the FDA to require marketing authorization for these products based on the FDA’s established enforcement priorities for drugs marketed without an approved NDA. See “Item 3. Key Information—D. Risk Factors— 10. Regulatory Risks That Could Adversely Impact our Business - Obagi Medical Regulatory Risks—Legal and Regulatory Risks That Could Adversely Impact Our Business —Obagi Medical products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.”
If our products are associated with undesirable side effects or adverse events, a number of potentially significant negative consequences could result, including, but not limited to:
•regulatory authorities may suspend, limit, or withdraw approvals of such products (to the extent subject to such approvals), or seek an injunction against its manufacture or distribution;
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
A key part of the growth strategy for our Obagi Medical business is to expand the sale of Obagi Medical products in international markets. To market our products in many non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In some countries, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, importation, distribution, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.
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
In the U.K., certain of Obagi Medical products may be deemed medicinal products and therefore subject to regulation by the Medicines and Healthcare products Regulatory Agency (“MHRA”) under the medicines regime. We have not obtained a marketing authorization for such products in the U.K., however the U.K.’s Human Medicines Regulations 2012 allow for supply of medicinal products that have not been authorized for marketing to patients with special needs at the request of the healthcare professional responsible for the treatment of individual patients. Unlicensed medicines should not, however, be supplied where an equivalent licensed medicinal product can meet special needs of the patient. The responsibility for deciding whether an individual patient has “special needs,” that a licensed product cannot meet, is a matter for the healthcare professional. Examples of “special needs” include an intolerance or allergy to a particular ingredient, or an inability to ingest solid oral dosage forms. The MHRA has a wide range of enforcement powers and failure to comply with regulatory restrictions or obtain regulatory approvals if required could harm our business. If the MHRA were to decide that our products do not meet the “specials” requirements, we may need to cease supply of these products and obtain a marketing authorization in the U.K.
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
Our Milk Makeup products are subject to regulation by the FDA, the FTC, the CPSC, and comparable state, local, and foreign regulatory authorities, including the European Commission, and over time, the regulatory landscape for our products has become more complex with increasingly strict requirements. There has been an increase in regulatory activity and activism in the U.S. and abroad, including the adoption of the MoCRA, which significantly expanded the FDA’s enforcement authorities over cosmetics products and imposes new obligations on the cosmetics industry, including requirements relating to cGMP, labeling, safety substantiation, facility registration and product listing with the FDA, adverse event reporting and recordkeeping, among others. Pursuant to MoCRA, the FDA promulgated several regulations relating to cosmetics that went into effect in 2024, with the FDA further signaling their intention to update cGMP requirements for manufacturers in future. As a result, the regulatory landscape for Milk Makeup products is becoming more complex with increasingly strict requirements. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed Milk Makeup products to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of our products, occurs in the future, they could require us to reformulate or discontinue certain of our products, revise the product packaging or labeling, change the manufacturers at which our products are made, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the business, financial condition and results of operations of our Milk Makeup business. Noncompliance with applicable regulations could result in enforcement action by regulatory authorities within or outside the U.S., including, but not limited to, warning letters, import restrictions, product seizures, injunctions, product recalls and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
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
We rely on third parties to manufacture Milk Makeup products in accordance with our specifications and in compliance with applicable laws and regulations, including the MoCRA and FDA cosmetic guidelines and applicable cGMPs and other requirements for drug products. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. We do not have complete control over all aspects of the manufacturing process and are dependent on our contract manufacturing partners for compliance with cGMP and similar regulations. Our contract manufacturing partners may be found in violation of applicable requirements, which could have a material adverse effect on us and our business. If we or our CMOs fail to comply with these applicable standards, laws, and regulations, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products.
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
11.Risks Related to Our Reputation and Threats to Our Good Standing
Damage to our reputation or brand, including through social media, or issues with product quality, efficacy, or safety, could significantly impact our business, financial condition, and operations.
Brand Reputation and Consumer Perception
The success of our business depends significantly on maintaining and enhancing the reputation and perceived uniqueness of the Milk Makeup and Obagi Medical brands. Factors such as compliance with ethical, social, product, labor, and environmental standards are critical to preserving consumer trust. Any actual or perceived failures in these areas could damage our brand reputation and diminish consumer confidence. Additionally, low brand awareness compared to competitors and the growing importance of brand recognition in a competitive market intensify the need to protect and promote our brand image.
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

12.Risks Related to Technology, E-Commerce, and Cybersecurity
We are dependent on information technology systems and infrastructure; if we, or the third parties we rely on, fail to protect sensitive information of our consumers and information technology systems against security breaches, it could damage our reputation and brand and substantially harm our business.
We rely to a large extent on our information technology systems and infrastructure, which have and may in the future experience breakdowns, malicious intrusion, and attacks. We rely on these networks and systems to market and sell our products, accurately forecast demand and manage inventory, process electronic and financial information, assist with sales tracking and reporting, manage a variety of business processes and activities and comply with regulatory, legal and tax requirements. We have been making ongoing efforts to improve our operational and financial systems to support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and as the business continues to grow, we will need to continue to increase systems automation to reduce reliance on manual operations. Any inability to do so may affect our manufacturing operations, customer billing and reporting. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting.
We are also increasingly dependent on a variety of information systems and third-party partners to effectively process consumer orders from our e-commerce websites for Obagi Medical and Milk Makeup products. A key component of our growth strategy entails expanding our e-commerce efforts both in the U.S. and internationally. Our e-commerce websites serve as an effective extension of our marketing strategies by introducing potential new consumers to our brands, product offerings, retailers and enhanced content. Due to the increasing importance of our e-commerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks in a timely manner could reduce e-commerce sales and damage our brands’ reputations. We collect, maintain, transmit and store data about our customers, suppliers and others, including personal data, financial information, such as consumer payment information, as well as other confidential and proprietary information important to our business. We also frequently employ third-party service providers that collect, store, process and transmit personal data, and confidential, proprietary and financial information on our behalf, such as credit card processing vendors and logistics providers, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party service providers fail to protect their information technology systems and our confidential and proprietary information, we may experience disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage.
We have in place certain technical and organizational measures designed to maintain the security and safety of critical proprietary, personal, employee, customer and financial data that we continue to maintain and upgrade. However, advances in technology, the increasing ingenuity of criminals, new exposures via cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or personal data. Further, attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, and could be enhanced or facilitated by artificial intelligence. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, disrupting business operations or communications infrastructure through denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our e-commerce websites or mobile applications or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers' systems. We may also face increased cybersecurity risks due to our reliance on Internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Actual or anticipated attacks have and may in the future cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. If a material security breach were to occur, our reputation and brands could be damaged, and we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, including exposure of litigation or regulatory action and a risk of loss and possible liability.

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
13.Risks Related to Taxation in an International Environment
Any disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate Members of Waldencast LP may complicate our ability to maintain its intended capital structure, which could impose transaction costs on it and require management attention.
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
If we are a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined herein), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We are not expected to be treated as a PFIC for the taxable year ending on December 31, 2025 and expect to keep this status in review in future periods. However, the facts on which any determination of PFIC status are based may not be known until the close of each taxable year in question. Additionally, there is uncertainty regarding the application of the start-up exception.
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
Our residence for tax purposes (including, for the avoidance of doubt, withholding tax and tax treaty eligibility purposes) was exclusively in Jersey for the period until October 29, 2024, and the United Kingdom in the period thereafter on account of the Company moving its place of central management and control. We have no taxable presence in the form of a fixed place of business or permanent establishment in any other jurisdiction and have protocols in place such that we were exclusively resident in Jersey until October 29, 2024, and exclusively resident in the United Kingdom after this date.
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

While in the current period the OECD/G20 “Two Pillars Solution”, which broadly provides an effective global minimum tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, was not considered to be relevant to the Company it may in the future have application and have a negative impact on our financial condition, results of operations and cash flows.

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Waldencast was a blank check company that was incorporated on December 8, 2020, as Waldencast Acquisition Corp., a Cayman Islands exempted company. In connection with the Business Combination, on July 26, 2022, with the approval of the Company’s shareholders, and in accordance with the Cayman Companies Act, the Jersey Companies Law and the Company’s Constitutional Document, the Company’s jurisdiction of incorporation was changed from the Cayman Islands to Jersey and its name changed to Waldencast (the “Domestication”). As a result of the Domestication, (i) each then issued and outstanding Waldencast Acquisition Corp. Class A ordinary share was converted automatically, on a one-for-one basis, into a Class A ordinary share of Waldencast, (ii) each then issued and outstanding Waldencast Acquisition Corp. Class B ordinary share was converted automatically, on a one-for-one basis, into a Class A ordinary share of Waldencast, (iii) each then issued and outstanding Waldencast Acquisition Corp. warrant was converted automatically into a warrant to purchase Class A ordinary shares of Waldencast and (iv) each then issued and outstanding Waldencast Acquisition Corp. Unit was canceled and the holders thereof were entitled to one Class A ordinary share of Waldencast and one-third of one warrant.
On the Closing Date, pursuant to the Obagi Merger Agreement, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of Waldencast LP. In addition, on the Closing Date, pursuant to the Milk Purchase Agreement, Waldencast LP acquired from the Milk Members all of their equity in Milk Makeup in exchange for cash, Waldencast LP common units (“Waldencast LP Units”) and Waldencast Class B ordinary shares, which are non-economic voting shares. The Waldencast LP Units are redeemable at the option of the holder of such units into an equal number of Class A ordinary shares or cash, at the sole discretion of Waldencast. The equity interests of Obagi Medical and Milk Makeup are held by Waldencast LP. We, in turn, hold our interests in Obagi Medical and Milk Makeup through Waldencast LP and Holdco 1. As a result of the Business Combination, we are organized as an “Up-C” structure, whereby the Milk Members retain a direct equity ownership in Waldencast LP, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of their Waldencast LP Units.
Each holder of a Class A ordinary share was entitled to redeem such share in connection with the consummation of the Business Combination for a pro rata portion of the cash then on deposit in the trust account created in connection with our IPO. Such pro rata portion was calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). A total of 30,021,946 Class A ordinary shares were redeemed in connection with the Business Combination.
The Company’s legal and commercial name is “Waldencast plc.” Waldencast’s registered office is 2nd Floor Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey JE2 3QB, and its principal executive office is 81 Fulham Road, London, SW3 6RD, United Kingdom, and its telephone number is +44 (0)20 3196 0264.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since Waldencast is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.
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
Properties
The Company leases the following properties:

Location	Principal use(s)	Floor space (approximate square footage)	Expiration date
London, United Kingdom	Office	1,400	December 2026
Long Beach, California	Office	28,300	January 2027
The Woodlands, Texas	Sublease for this office space expired December 2025. Actively marketing for sublease.	16,500	January 2033
Conroe, Texas	We have entered into a sublease for this warehouse and office space that will run through February 2032.	35,000 square feet of warehouse space and 4,200 square feet of office space.	February 2032
New York, New York	Office and in-house studio	17,500	November 2030
Los Angeles, California	Office and in-house studio	1,500	Sublease from Milk Studios Los Angeles LLC on a month-to-month basis for a fee of $0.015 million per month
We consider our current office spaces adequate for our current operations.
Employees
We currently have 3 executive officers and 364 full-time employees across the Waldencast group. As of December 31, 2025, Obagi Medical had 248 employees and all non-unionized. As of December 31, 2025, Milk Makeup had 100 full-time employees and all non-unionized. We believe our relations with our employees are good.
Principal Markets
Please refer to “Item 8. Financial Information—Note 4. Revenue” for a description of the principal markets in which the Company operates.
Legal Proceedings
We are not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against us, which if adversely determined could have a material adverse effect on the Company.

SEC Investigation
As previously disclosed, we proactively and voluntarily self-reported our review of the historical accounting used by Obagi Medical to the SEC. In connection with this matter, we received a document subpoena in September 2023. We are fully cooperating with the SEC’s investigation however, we cannot predict when such matters will be completed or the outcome or potential impact of this matter on our business, investor confidence, or the price of our securities. Additionally, the investigation has resulted in substantial costs and we cannot predict with certainty any further associated costs associated with the investigation.
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
Foreign Private Issuer
We are a “foreign private issuer” under SEC rules and will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status and will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. This means that, even after we no longer qualify as an “emerging growth company,” as long as we qualify as a “foreign private issuer” under the Exchange Act, we will be exempt from certain provisions of and intend to take advantage of certain exemptions from the Exchange Act that are applicable to U.S. public companies. Such exemptions include the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.
Additionally, we will not be required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Jersey or that is distributed or required to be distributed by us to our shareholders. Further, based on our foreign private issuer status, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our principal shareholders who are not officers or directors are exempt from the reporting requirements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions and short sale prohibitions, of Section 16 of the Exchange Act .

We (and our officers, directors and principal shareholders) may take advantage of these exemptions until such time as we are no longer a “foreign private issuer.” We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S.
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
Brand Overview
Acquired through the Business Combination in July 2022, Obagi Medical originates in science and is backed by over 35 years of clinical research leveraging cutting-edge technologies and pharma-grade ingredients that deliver transformative, visible results for all skin concerns, skin types, and skin tones. In July 2025, we announced the acquisition of Novaestiq Corp. and the rights to the Saypha® line of hyaluronic acid (“HA”) injectable fillers, further increasing the brand’s offerings beyond medical-grade skincare and into aesthetic solutions.
The skincare product portfolio is formulated to address the most common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation (spots or patches of skin that are darker than surrounding areas of skin), acne, oxidative stress, environmental damage, and dehydration. The addition of injectables, launching in the first quarter of 2026, is expected to play a pivotal role in the evolution of Obagi Medical into an end-to-end, synergistic solution that integrates medical-grade skincare with aesthetic treatments to deliver enhanced outcomes, prolonged results, and greater patient satisfaction. Our portfolio today includes over 15 product franchises, composed of cosmetic, OTC, and prescription products sold in over 95 countries around the world.
As we look ahead, our growth strategy continues to be:
1.Improve profitability and resilience of the business
2.Double down on our dermatological brand DNA
3.Accelerate cutting-edge, science-backed innovation
4.Grow brand awareness and footprint
Products
Obagi Medical’s product range incorporates both prescription and non-prescription therapeutic agents, as well as cosmetic ingredients to address the needs of consumers who seek advanced skincare in a customized skincare regimen designed by a professional. Its highest selling product range in each of the last three fiscal years is the Obagi Nu-Derm® System, one of the leading prescription-based topical skin health systems on the market targeting hyperpigmentation and visible signs of skin aging. Further significant product lines within the Obagi Medical franchise include Obagi Professional-C®, a line of Vitamin C powered antioxidant products, the ELASTIderm® line, which leverages our patented Bi-Mineral Contour Complex®™ technology to address elasticity and firmness in the skin, and Obagi Nu-Cil®, to address hair density for scalp, lashes and brows. Other products within the comprehensive Obagi Medical franchise include products to address hydration, sun protection, and acne. We continually innovate with new product launches, which in 2025 included the Retinol + PHA Refining Night Cream and expanding the SUZANOBAGIMD® skincare products collection.

In 2026, we entered the aesthetics solutions market with the launch of the Obagi Medical Saypha®, MagIQ™ and ChIQ™ lines of injectable HA fillers, with the ChIQ™ line remaining subject to FDA approval as of the date of this Report. Saypha® is distinguished by its proprietary technology delivering advanced HA treatments through a stable 3D matrix designed to provide natural-looking results with optimally balanced gel characteristics. This technology powers a portfolio of clinically proven products that lead in multiple performance categories including high HA content at injection, ideal gel distribution, and consistent injection force and swelling behavior. Saypha®, a product of Croma-Pharma GmbH, is developed and manufactured in Austria and marketed in over 80 countries, leveraging 40 years of expertise in HA-based treatments with more than 110 million syringes produced. We believe this global reach and deep market insight allow for the delivery of trusted, personalized care to patients and professionals worldwide.
Research and Development
As pioneers of medical-grade skincare, Obagi Medical transformed the industry with a commitment to unmatched safety and efficacy standards. We apply a scientific approach to all of our products from inception and all of our products are tested for integrity, safety and performance.
We have also registered a number of global patents on product and technology innovations, which we believe sets us apart from our competitors and furthers our commitment to science. Although a number of our patents will expire over the next five years, we do not believe the expiration of such patents will have a material effect on our business or results of operations because the formulations for the products covered by such patents are still treated as trade secrets, which are known only by a limited number of need-to-know employees, CMOs of the products who are bound by strict confidentiality provisions, and regulatory authorities as required.
Sales and Distribution: Domestic
For each of the last three fiscal years, our primary U.S. distribution for prescription and non-prescription (either OTC or cosmetic) Obagi Medical products is through our direct sales force to physicians, referred to as the “physician-dispensed” channel. We currently have a large account base, which includes dermatologists, plastic surgeons, medical spas, and other licensed medical professionals who dispense and sell our products in-office directly to their patients.
For non-prescription products, an increasing proportion of our domestic sales are also through brand-controlled e-commerce sites, www.obagi.com and via www.amazon.com. Our digital strategy enables us to maximize customer reach and drive conversion through direct consumer engagement and data ownership, while also benefitting from scaling volume via the global Amazon marketplace. We further sell Obagi Medical products to a select number of other authorized e-retailers and a high-end Beauty retailer.
See “Item 5. Waldencast’s Operating and Financial Review and Prospects” for more information on the recognition of revenue.
Sales and Distribution: International
For each of the last three fiscal years, Obagi Medical products have been sold internationally outside of the U.S. through three channels; indirectly through international distribution partners, directly through wholly owned subsidiaries in Southeast Asia, and via licensing agreements for China and Japan (refer to “Licensing” below).
We target distribution partners who are capable of and willing to mirror our sales and distribution model in the U.S. and who have an established business and reputation with physicians. The products that we sell internationally are generally the same formulations as those sold in the U.S., however, in some instances, formulations have been modified to comply with the regulatory requirements of certain countries, particularly in the U.K., Europe, and Asia. These distributors use a model similar to our business model in the U.S., addressing their territories through direct sales representatives who sell to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. Our distribution agreements typically grant distributors the right to distribute and sell our products to licensed medical professionals and skincare clinics within a specified territory, require them to purchase a specified minimum amount of our products each year, and have a term of two to five years. We generally reserve the rights to distribute our products through other channels and e-commerce in such territories.
In the last three fiscal years, we have sold Obagi products directly through wholly owned subsidiaries in four countries across South East Asia, with the majority of revenue generated in Vietnam. In March 2023, Waldencast acquired a sixty percent (60%) controlling interest in a newly formed entity, Obagi Vietnam, comprising of the business of its Southeast Asia distributor (the “Vietnam Purchase Agreement”). This was an asset acquisition, the primary asset being the recovery of $1.6 million of inventory held by the Southeast Asia Distributor. In return, the Southeast Asia Distributor received forty percent (40%) of Obagi Vietnam’s parent company Obagi Blue Sea Holding, LLC, an indirect subsidiary of Obagi.
Due to non-performance by the Southeast Asia Distributor of its obligations pursuant to the Vietnam Purchase Agreement and certain other matters, we took further steps in 2023 to restructure the business of Obagi Vietnam by hiring new local management, finance and sales teams to replace the previous SA Distributor team, entering into new online and offline distribution agreements with reputable partners and re-applying for all product registrations. In June 2024, Obagi entered into a Settlement and Release Agreement with the Southeast Asia Distributor, which, among other things, extinguished both the Southeast Asia Distributor’s right to receive an earnout and the Southeast Asia Distributor’s 40% interest in the outstanding equity of Obagi Blue Sea Holding, LLC. In 2025, we have continued to successfully build our presence in the Vietnamese market through online, retail and medical channels.
We believe that there is potential for significant sales growth of our products in international markets and intend to continue expanding our international presence in key locations, such as Asia, Europe and South America, through strategic relationships or expanding our own distribution structure.
Sales and Distribution: Phasing
Obagi Medical’s business is subject to moderate seasonal fluctuations that impact different distribution channels differently. Brand controlled e-commerce channels are driven by retail consumers and tend to see higher sales around the timing of new launches and promotional events during which our marketing spend is also higher. The direct to physician channel is impacted by new launches as well as sales team behavior. Account driven channels, including international distributors, often see an increase in sales driven by the timing of and growth in new accounts.
Licensing
On November 13, 2025, Obagi Cosmeceuticals entered into a strategic transaction with Rohto Pharmaceutical Co., Ltd. (“Rohto”), a global health and beauty company, with respect to the Obagi brand in Japan by entering into a trademark transfer agreement (the “Trademark Transfer Agreement”) and coexistence agreement (the “Trademark Coexistence Agreement”) dated the same date. Under the terms of the Trademark Transfer Agreement, Obagi Cosmeceuticals has agreed to sell, assign, and irrevocably transfer to Rohto the ownership of certain specified trademarks, including all of those related to the "Obagi” brand registered with the Japan Patent Office and World Intellectual Property Organization for Japan (the “Obagi Japan Trademarks”) and perpetual license, and distribution rights related to such Obagi Japan Trademarks in Japan (the “Acquired Rights”). This transfer grants Rohto the sole and exclusive ownership of the Acquired Rights in Japan for an aggregate purchase price of $82.5 million. Concurrently, the parties have mutually terminated certain prior licensing and supply agreements. In conjunction with the transfer of the Acquired Rights, the parties have entered into a Trademark Coexistence Agreement to ensure that the use and registration of the Obagi Japan Trademarks by Rohto within Japan and by Obagi Cosmeceuticals and its affiliates outside of Japan do not result in consumer confusion. The Trademark Coexistence Agreement establishes a clear geographic delineation of the markets, with Rohto focused exclusively on the Japanese market and Obagi Cosmeceuticals and its affiliates retaining their rights in all other territories globally. Prior to this, Obagi had been party to a Trademark and Know-How License Agreement under which Rohto was licensed to manufacture and sell a range of OTC and cosmetic products under the Obagi brand name in the Japanese drug store and retail channels, for which they paid us a license fee.
On the Closing Date of the Business Combination in 2022, we entered into an Intellectual Property License Agreement (the “China IP License Agreement”) and Global Supply Services Agreement (the “China Supply Agreement”) with Obagi Hong Kong Limited, a subsidiary of Cedarwalk Skincare Ltd. (“Obagi Hong Kong”) for the sale of Obagi Medical products throughout the China Region. Under these agreements, we supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), Obagi Medical products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong purchases such products, with the exclusive right to distribute and sell such products in the China Region. In return, Obagi Hong Kong pays us a royalty of five and a half percent (5.5%) of gross sales of licensed products, subject to certain deductions. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for a description of these related party transactions.
Our success also is dependent, in part, on our ability to maintain and exploit intellectual property rights through strategic licensing arrangements. We have entered into various licensing agreements with third parties to expand our product portfolio, and utilize established proprietary formulations, including the rights to the formulas currently marketed under our Obagi Nu-Cil® and SUZANOBAGIMD® product lines, which include exclusive distribution rights (and may be subject to territory restrictions). Additionally, through our agreement with Croma-Pharma GmbH, we have secured a non-exclusive license to certain patents originally held by Allergan, which is required for the development and commercialization of the Saypha® brand of dermal fillers within the United States market. Our business remains subject to risks associated with these licenses.
Competition
The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and/or distribution channels, attempt to penetrate existing markets with new products and expand into new distribution channels.
Manufacturing
We currently outsource all our product manufacturing to third-party CMOs. We typically have two or more qualified CMOs for some of our key products, however, certain products are currently supplied by a single source. The transfer of technology required to begin using a new CMO is also a lengthy process, which can take six to 18 months to achieve. We believe our manufacturing processes provide us with a competitive advantage, which we have developed through years of experience formulating skin care products. For all of our proprietary product concepts, we believe we own the related manufacturing processes, methods, and formulations.
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
Our new HA filler, Saypha®, is a product of Croma-Pharma GmbH and is developed and manufactured in Austria and marketed in over 80 countries, leveraging 40 years of expertise in HA-based treatments with more than 110 million syringes produced.
Bausch Health, which formerly owned the business of Obagi Medical, is our only supplier and manufacturer of tretinoin. We have a contract with Bausch Health that has an initial termination date in 2027.
Intellectual Property
The design of our systems and products is generally proprietary to us, and we hold patents worldwide for the composition of several of these products. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We also rely on trade secrets, trade dress, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.
We have pursued a strategic trademark registration policy aimed at achieving brand recognition and product differentiation in the market. We have also acquired rights to market, distribute, sell and, in some cases, make products pursuant to license agreements with other third parties that grant us the right to use the product formulas, trademarks and other trade secrets; these agreements do not include products that have underlying patents.

Our “Clean” Makeup Segment: Milk
Our “clean” Makeup Segment consists of the Milk Makeup business. Unless the context otherwise requires, all references in this section to “we,” “our,” “us,” the “Company,” or “Milk Makeup” generally refer to Milk and its consolidated subsidiaries.
Brand Overview
Milk Makeup was launched in 2016 with the goal of building a global movement to challenge and broaden the definition of beauty. Milk Makeup is a leading, award-winning clean prestige makeup brand with unique products, a strong following among Gen-Z and Gen-Alpha consumers and a global presence. We believe that our ability to authentically connect with culture while developing unique, effective and easy to use products that are also 100% vegan, clean and cruelty-free sets us apart from other brands.
Our plan is to continuously renew relevance with our younger core demographic while expanding into more mature demographics, who tend to have higher disposable income, through awareness building and product storytelling. This will create strong future growth potential for the brand.
Products
The Milk Makeup brand offers a portfolio of over 15 product franchises that reflect its values and commitments underpinning its product ethos: “cool, clean beauty that works.” From day one, we have always strived to create breakthrough effective products that are also clean, vegan and cruelty-free.
Milk Makeup’s product range includes primers, skin tints, lip and cheek tints, mascaras, brow products, eyeliners, lip glosses and balms and skincare. Some of our best-selling and highest ranking product franchises include:
•Hydro Grip Collection: Primers, setting sprays, a skin tint and a concealer (launched in 2026) providing 12-hour wear and added hydration.
•Cooling Water Jelly: first-of-their-kind lip and cheek tints and facial serums in a bouncy jelly texture with long-lasting staying power and skincare ingredients.
•Sticks: products for Lip & Cheek, bronzers and sculpt sticks in a creamy, blendable and buildable formulation.
•Kush: a collection of mascaras and brow tints designed for volume and definition.
At Milk Makeup, we use the word “clean” to describe how we formulate our products, defined as following the below principals:
• Animal Products and Byproducts: All of our products are Leaping Bunny Certified, which means that Milk Makeup does not test on animals at any stage in its supply chain. Additionally, our products have no animal derivatives and are 100% vegan.
•“Clean” Ingredients: We are dedicated to creating natural products, which means our products will never contain any of the over 2,500 controversial and potentially harmful or irritating ingredients, including parabens, sulfates, BHA, BPA, plastic microbeads, talc, urea, retinyl palmitate, mercury or mercury-containing ingredients, resorcinol, formaldehyde, aluminum salts, and mineral oil. We publish a complete and growing list of ingredients we will never use in our “Ingredient No List” published on milkmakeup.com.
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
Milk Makeup is further committed to creating packaging that is iconic, innovative, easy to use, pairs perfectly with our clean, vegan and cruelty-free formulas, and reduces our overall impact on the environment.
Sales and Distribution
Milk Makeup’s primary distribution is through key beauty retailers in both the U.S. and internationally. The brand was originally launched through an exclusive partnership with Sephora, through which it is sold in Sephora stores in the U.S., Sephora at Kohl’s concessions, online at www.sephora.com, and launched internationally in Canada, Europe, the Middle East, Australia, and, most recently, India.
During the year ended December 31, 2025, Milk Makeup entered into a non-exclusive agreement with Sephora and launched at Ulta Beauty, its second major retailer in the U.S., significantly increasing the brand’s North American footprint.
In the U.S., Milk Makeup is sold through two key online channels, our e-commerce site, www.milkmakeup.com, and on www.amazon.com. In the year ended December 31, 2025, Milk Makeup successfully transitioned its Amazon business from a third-party distributor to a direct wholesale relationship via Amazon Vendor Central, which enhanced the brand’s position on the site and opened up access to advanced marketing and data analytics tools.
Outside of North America, Milk Makeup ships its products to other distributors and retailers in the U.K., Germany, Scandinavia and Latin America, notably Space N.K. and Boots in the U.K., and Dermanor in Scandinavia. We continuously assess new channels and other e-commerce expansion opportunities across regions whether this be through existing channels or new partnerships.
Milk Makeup’s business is subject to moderate seasonal fluctuations driven by retail consumer purchasing habits and timing of purchases by our retail customers, in particular ahead of new product launches or holiday events. As a result of moderate seasonal fluctuations, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year. Additionally, because a significant percentage of our net sales are currently concentrated in a limited number of customers, a change in the order pattern or product restocking by one or more of our large retail customers could cause a significant fluctuation of our quarterly results or impact our liquidity.
Competition
Milk Makeup competes directly with other clean and/or vegan beauty brands that also sell through our key retail partners and online through their own DTC websites, including Merit Beauty, Tower 28, Saie and Rare Beauty, as well as brands that target a similar customer demographic including ONE/SIZE, Glossier, Ilia and Tarte. Additionally, Milk Makeup competes with the legacy brands and younger, previously independent brands owned by beauty conglomerates such as Unilever P.L.C., Coty Inc., e.l.f. Beauty Inc., L’Oréal S.A., LVMH , The Estée Lauder Companies Inc., P&G, Revlon Inc., and Shiseido Company, Limited.
Among other areas, Milk Makeup believes that it competes against other cosmetics brands on price, quality of products and packaging, perceived value, innovation, in-store presence and visibility, and e-commerce and mobile commerce initiatives. Milk Makeup is focused on expanding its market share in the color cosmetics industry and continuing to be a leader in clean make-up.
Manufacturing
Milk Makeup sources its formulations, and primary and secondary components from various suppliers globally, with formulations sourced and products assembled in Italy and the United States.
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
We have trademarks registered and applications pending throughout the world for our brand name and stylized logos in 25 countries, including the U.K., U.S. and EU. From time to time, we apply to register trademarks for our other brands in the U.S. and other countries. The registrations of these trademarks in the U.S. and foreign jurisdictions are generally effective for terms of ten years and require periodic renewals, which for our trademark registrations in the U.S., are presently scheduled between 2027 and 2031. In addition to trademark protection, Milk Makeup owns numerous domain name registrations, including milkmakeup.com. We do not have any issued patents or pending patent applications.
Government Regulation
The following section sets out the regulatory environment in which our Obagi Medical and Milk Makeup brands operate.
U.S. Regulation
In the U.S., our products and operations are subject to extensive regulation by the FDA, the FTC, and comparable state, local, and foreign regulatory authorities, and the vast majority fall into one of two categories, cosmetic or drug products, depending on their intended use.
FDA regulation encompasses the entire product lifecycle, including safety substantiation, ingredient safety, manufacturing facility registration, product listing, intended use, labeling, advertising, and post-market surveillance and adverse event reporting for our medical device, prescription and OTC products. The FTC oversees the advertising of our products to ensure that all marketing claims are truthful, not misleading, and supported by a reasonable basis of competent and reliable scientific evidence.
Obagi Medical prioritizes efficacy and safety testing for products within its range, however none of these studies have been used to support an application for marketing approval of its prescription HQ products with the FDA or other similar regulatory authorities. Consequently, they were not designed to fulfill the specific requirements of such regulatory application process and should not be viewed as a substitute for clinical trials that would be conducted in connection with the application to the FDA or similar regulatory authority.
Our products are subject to regulation by the CPSC under the provision of the Consumer Product Safety Act, which bans any consumer products that fail to comply with applicable product safety laws, regulations and standards, and requires manufacturers to report potential hazards or instances of noncompliance. Certain state laws also address the safety of consumer products, and mandate reporting requirements.
Monitoring of compliance occurs through market surveillance and inspection of manufacturers or distributors. If a regulatory body identifies non-compliance, we may be required or independently decide to conduct a recall or market withdrawal of our products, or make changes to our manufacturing processes, product formulations, labeling or marketing.
The regulatory landscape has become increasingly complex, governing the research, development, testing, manufacture, labeling, advertising, and distribution of our portfolio. Noncompliance could result in product seizures, injunctions, recalls, or criminal and civil penalties, any of which could materially adversely affect our business and financial results. For more information, refer to “Item 3. Key Information—D. Risk Factors—Regulatory Risks That Could Adversely Impact our Business.”
U.S. Regulation of Cosmetic Products
The majority of our products are classified as cosmetics under the FDCA. Cosmetics are not subject to pre-market approval by the FDA, however they must be safe for their intended use, labeled truthfully, require warning statements for specific hazards, and use certain ingredients, for example color additives, for pre-approved uses only. Labelling of cosmetics is further governed by the Fair Packaging and Labeling Act.
The MoCRA significantly expanded the FDA’s authority. We are currently implementing processes to comply with MoCRA’s requirements, which include mandatory facility registration, product listings, serious adverse event reporting, and adherence to forthcoming cGMPs.

Should the FDA determine that a product’s claims or ingredients warrant reclassification as a drug, this would require us to cease marketing until we obtain an approved new drug application.
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
U.S. Regulation of Drug Products
With respect to our Obagi Medical brand, we market several products that are regulated as drugs, falling into three primary categories:
•Unapproved Prescription HQ Products: A number of our products contain 4% hydroquinone (“HQ”), including Nu-Derm® Clear, Blender, and Sunfader, and Obagi-C® Rx C-Clarifying Serum and C-Night Therapy Cream. These are marketed as prescription-only drugs. We have not sought nor obtained the required premarket approval from the FDA to market these products in the U.S. Historically, the FDA has utilized a risk-based enforcement approach for unapproved drugs under its 2006 Compliance Policy Guide (“CPG”) and we believe our 4% HQ products do not fall within the categories currently prioritized for enforcement. However, following the 2020 CARES Act, the FDA took aggressive action against 2% OTC HQ products, deeming them “new drug” and “misbranded.” In 2022, the FDA issued multiple warning letters to manufacturers of these lower-concentration OTC products. Safety concerns regarding OTC HQ could prompt the FDA to reprioritize enforcement against our higher-concentration prescription HQ products, potentially requiring their removal from the market.
•Prescription Products under ANDA: Our tretinoin products are marketed pursuant to an Abbreviated New Drug Application (“ANDA”) held by the manufacturer of these products, Bausch Health. These products are generic versions of previously approved drugs and must strictly adhere to the approved labeling and manufacturing specifications.
•Over-the-Counter (OTC) Drugs: We market non-prescription products intended to treat acne or provide sun protection. These are regulated under the FDA’s OTC Monograph system. To remain legally marketed, these must comply with specific therapeutic category rules and cGMP requirements. Failure to meet these standards could result in a “non-GRASE” (not generally recognized as safe and effective) designation, requiring an NDA for continued sale.
U.S. Regulation of Medical Devices
Medical devices are classified into Class I, II, or III based on risk. In 2026, Obagi Medical launched a hyaluronic acid injectable filler product into the U.S. market. Hyaluronic acid fillers are classified as Class III medical devices, the highest risk category, requiring Premarket Approval (PMA), which was granted by the FDA in September 2025 for the Saypha® MagIQ™ product. As such, Obagi Medical is subject to extensive regulation by the FDA and other federal and state authorities relating to the distribution and sale of these products. FDA regulations are rigorous and constantly evolving, and our ability to commercialize these products depends on maintaining strict compliance with the following regulatory risks:
•    Enforcement Against Unauthorized Use: The FDA has significantly increased its scrutiny of HA fillers, including the ways in which these products are marketed and used. Any failures in compliance with the PMA and/or indications for use, could result in significant enforcement actions, including Warning Letters, seizures, or injunctions. Furthermore, any promotion of our fillers for "off-label" indications not explicitly covered by our PMA could trigger civil and criminal penalties under the FDCA.
•    Heightened Post-Market Surveillance: Over the past couple of years, the FDA has implemented more rigorous post-market monitoring. We are required to report adverse events, such as vascular occlusions, granulomas, or delayed-onset inflammation following viral infections or vaccinations. An increase in the frequency or severity of these reports could lead the FDA to mandate additional clinical studies, restrictive labeling changes (e.g., "Black Box" warnings), or a mandatory recall of product batches from the market.
Any such enforcement action would likely result in a material adverse effect on our business, financial condition, and results of operations.
Foreign Government Regulation of Cosmetic and Drug Products
A key component of our strategy is international expansion, which requires compliance with varying global regulations. We rely on third-party distributors in many regions to maintain compliance, but we cannot guarantee that foreign authorities will not change their safety assessments of our ingredients.
In many jurisdictions, including the EU, Asia, Canada, and Australia, HQ is restricted or regulated as a drug requiring local approval. We do not distribute our HQ products in these markets and instead offer arbutin-based solutions. In January 2023, the EU’s Scientific Committee on Consumer Safety (“SCCS”) issued a final opinion confirming that alpha-arbutin (up to 2% in face creams) and beta-arbutin (up to 7%) are safe. Currently, no amendments to the EU Cosmetics Regulation have been made to restrict these ingredients further. See “Item 3. Key Information—D. Risk Factors—Regulatory Risks That Could Adversely Impact our Business—Obagi Medical products containing the active ingredient, hydroquinone, are marketed as prescription-use only drugs but have not received required premarket authorization from the FDA or other regulatory authorities, and the FDA could require us to remove these products from the market until we obtain approval of the required NDA, and we could be found to be marketing and selling these products in violation of the law.”
Other
We are subject to a number of federal, state and foreign laws and regulations with regards to e-commerce and social media activity, including consumer protection, privacy, data protection, content, intellectual property, distribution, electronic contracts, and communications. U.S. federal and state and foreign laws and regulations are constantly evolving and we utilize in-house counsel and external advisors to ensure ongoing compliance, in particular when entering new territories.
For additional information on the regulatory environment in which we operate, see “Item 3. Key Information—D. Risk Factors—Risks of Conducting International Business—Conducting international business exposes us to risks such as currency fluctuations, cash repatriation restrictions, and changes in laws and regulations, which could negatively impact our operations and financial performance.”
C.Organizational Structure
Upon consummation of the Business Combination, Waldencast became organized in an “Up-C” structure, whereby the equity interests of Obagi Medical and Milk Makeup are held by Waldencast LP, which is an indirect subsidiary of Waldencast. Obagi Holdco 1, a wholly owned subsidiary of Waldencast owns 92.2% of the partnership units in Waldencast LP. Under this structure, holders of Waldencast Class B ordinary shares hold a corresponding number of Waldencast LP partnership units, and such holders may exchange one Waldencast LP unit together with one Class B ordinary share for one

Class A ordinary share. As of February 27, 2026, a total of 11,084,242 Class B ordinary shares have been converted into Class A ordinary shares.
The following table sets out the subsidiaries of Waldencast, as of the date of this Report.

Company Name	Country of Incorporation	Proportion of Ownership Interest
Milk Makeup Europe, S.L.U.	Spain	92.2%
Milk Makeup LLC	U.S., Delaware	92.2%
Milk Makeup UK Limited	England & Wales	92.2%
Obagi AsiaPac Limited	Hong Kong	92.2%
Obagi Blue Sea Holding, LLC	Cayman Islands	92.2%
Obagi Holding LLC	U.S., Delaware	92.2%
Obagi Cosmeceuticals LLC	U.S., Delaware	92.2%
Obagi Global Holdings Limited	Cayman Islands	92.2%
Obagi Holdco 1 Limited	Jersey	100%
Obagi Holdco 2 Limited	Jersey	92.2%
Obagi Holdings Company Limited	Cayman Islands	92.2%
Obagi Netherlands B.V.	The Netherlands	92.2%
Obagi Viet Nam Import Export Trading MTV Company Limited	Vietnam	92.2%
Waldencast (Thailand) Co., Ltd.	Thailand	92.2%
Waldencast Canada Limited	Canada	92.2%
Waldencast Cayman LLC	Cayman Islands	100%
Waldencast Finco Limited	Jersey	92.2%
Waldencast Malaysia SDN. BHD.	Malaysia	92.2%
Waldencast Partners LP	Cayman Islands	92.2%
Waldencast Singapore Pte. Ltd.	Singapore	92.2%
Waldencast UK Operations Limited	England & Wales	92.2%
Waldencast Vietnam Limited	Vietnam	92.2%
D.Property, Plants and Equipment
Waldencast’s property and equipment are held directly and through Obagi Medical and Milk Makeup. Information regarding Waldencast, Obagi Medical and Milk Makeup’s property and equipment is described above.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None / Not applicable.
ITEM 5. WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the other sections of this Report, including “Item 4. Information on the Company,” and our audited consolidated financial statements and notes thereto found in “Item 8. Financial Information.” For purposes of this section, the “Company,” “we,” or “our” refer to (i) Waldencast plc, and its subsidiaries (“Waldencast”) for the years ended December 31, 2025 and December 31, 2024.
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

Overview
Waldencast, formerly known as Waldencast Acquisition Corp., is a Jersey incorporated company and UK tax resident. Waldencast, together with its consolidated subsidiaries, is a global multi-brand beauty and wellness platform whose ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring and accelerating the next generation of high-growth, purpose-driven brands that can benefit from the Company’s strong product and brand development capabilities. Our business is organized into two reportable segments—Obagi Medical and Milk Makeup. Obagi Medical sells industry-leading, advanced skin care products backed by science and formulated to minimize signs of skin aging, address dark spots, hyperpigmentation, fine lines and wrinkles, and to protect and enhance skin tone and texture. Obagi Medical offers over 15 product franchises in the U.S. through various channels including physician-dispensed and direct to consumer, as well as in over 95 countries through international distributors, royalty agreements and several entities based in Southeast Asia. Milk Makeup creates vegan, cruelty-free, clean formulas and is headquartered in downtown New York City. Currently, Milk Makeup offers over 15 product franchises products primarily through its U.S. and international retail partners and online through www.milkmakeup.com.
Recent Events
Acquisition of Novaestiq Corp.
On July 22, 2025, Waldencast plc, together with its newly-formed and wholly-owned subsidiary, Novaestiq Holding LLC, a Delaware limited liability company (“Buyer”), entered into a common stock purchase agreement (the “Stock Purchase Agreement”) with NVQ Investors Holding, LLC, a Delaware limited liability company (“NVQ Holding”), Croma-Pharma GmbH, a company organized under the laws of Austria (“Croma”), and Novaestiq Corp. (“Novaestiq”), a Delaware corporation. Pursuant to the terms and conditions of the Stock Purchase Agreement, Buyer purchased 100% of Novaestiq’s issued and outstanding shares of common stock, par value $0.0001 per share. In connection with the Stock Purchase Agreement, Waldencast plc entered into a registration right agreement and agreed to provide Croma and Novaestiq certain registration rights to the Class A ordinary shares issued pursuant to or in connection with the Stock Purchase Agreement.
Novaestiq owns, among other things, the exclusive rights to commercialize and distribute certain late-stage cosmetic filler products in the brand name of Saypha® (the “Products”) in the United States, subject to approval of such Products by the FDA. Saypha® is recognized globally as a proven, safe and efficacious hyaluronic acid (“HA”) injectable with high levels of patient satisfaction. Saypha® is distinguished by its proprietary technology delivering advanced HA treatments through a stable 3D matrix designed to provide natural-looking results with optimally balanced gel characteristics. This technology powers a portfolio of clinically proven products that lead in multiple performance categories including high HA content at injection, ideal gel distribution, and consistent injection force and swelling behavior. Saypha®, a product of Croma-Pharma GmbH, is developed and manufactured in Austria and marketed in over 80 countries, leveraging 40 years of expertise in HA-based treatments with more than 110 million syringes produced. This global reach and deep market insight allow for the delivery of trusted, personalized care to patients and professionals worldwide.
Under the terms of the definitive agreement relating to the transaction, Waldencast agreed to acquire Novaestiq in exchange for (i) certain amount of cash payable at closing, (ii) certain additional ongoing royalties based on net sales of Saypha® products, and (iii) the contingent issuance of Class A ordinary shares (equal to approximately 7% of Waldencast’s fully diluted Class A ordinary shares as of July 22, 2025), based on the receipt of FDA approval relating to the Saypha® products (triggering the issuance of 3,273,000 Class A ordinary shares) and the achievement of cumulative net revenue thresholds of (1) $100 million (triggering the issuance of an additional 3,273,000 Class A ordinary shares) and (2) $200 million (triggering the further issuance of 3,273,000 Class A ordinary shares), respectively, reflecting meaningful long-term commercial targets, with (1) and (2) being earnable until June 20, 2031.
On the date of acquisition, Saypha® MagIQ™ and Saypha® ChIQ™ were undergoing FDA approval. On September 10, 2025, the Company announced the FDA approved Obagi Saypha® MagIQ™ as an injectable hyaluronic acid gel in the U.S., upon which 3,273,000 Class A ordinary shares were issued to NVQ Holding (on behalf of itself and its shareholders) and

Croma. As of the date of this Report, the ChIQ™ line of injectable HA fillers remains subject to FDA approval. See “Item 8. Financial Information—Note 3. Acquisitions and Strategic Transactions” for further information on the acquisition.
Indebtedness
Lumina Credit Agreement
On November 14, 2025, the Company, along with its indirect wholly-owned subsidiaries, and the Lumina Borrowers, entered into the Lumina Credit Agreement with the Lumina Administrative Agent and the Lenders. The Lumina Credit Agreement provides for a secured term loan facility in an aggregate principal amount of $225.0 million (the “Term Loans”) comprised of (i) a tranche of Term Loans in an aggregate principal amount of $195.0 million (the “Term Tranche A Loans”) and (ii) a tranche of Term Loans in an aggregate principal amount of $30.0 million (the “Term Tranche B Loans”). On November 17, 2025 (the “Lumina Closing Date”), the Lenders funded the Term Loans. The proceeds of the Term Loans were used to (i) repay in full all outstanding amount under, and terminate, the TCW Credit Agreement, (ii) pay fees and expenses relating to certain transactions contemplated by the Lumina Credit Agreement, and (iii) fund working capital and for general corporate purposes. The Term Loans mature on November 17, 2028 (the “Maturity Date”) and bear interest at an initial fixed rate of 14.75% per annum from the Lumina Closing Date until November 17, 2026, and the interest rate will increase by 0.25% for each three-month interval thereafter. The interest is payable in kind in arrears of each three-month interval after the Lumina Closing Date. The Term Loans have no scheduled amortization payments prior to the Maturity Date.
With respect to the Term Loans, certain prepayments prior to the Maturity Date will be subject to a prepayment premium equal to (i) if such prepayment is made on or prior to the Targeted Liquidity Event Date (as defined in the Lumina Credit Agreement), an additional amount, which represents a minimum guaranteed return on the Term Loans (the “MOIC Amount”) and is calculated as a multiple of the principal being repaid, prepaid or accelerated that is 1.20:1.00, which is reduced to 1.015:1.00 for certain prepayments, (ii) if such prepayment is made after the Targeted Liquidity Event Date but on or prior to the date that is fifteen months after the Lumina Closing Date, 7.5% of the aggregate amount of all Term Loans so prepaid, and (iii) if such prepayment is made after the date that is fifteen months after the Lumina Closing Date, 5.00% of the aggregate amount of all Term Loans so prepaid. Obligations under the Lumina Credit Agreement are (i) secured by a first priority lien on substantially all of the assets of the Lumina Borrowers and Obagi Holdings Company Limited, a Cayman Islands exempted company and an indirect subsidiary of Waldencast (“Obagi Holdings”), and (ii) guaranteed by the Lumina Borrowers, Lumina Parent Guarantor and Obagi Holdings, in each case, subject to customary exceptions and limitations.
The Lumina Credit Agreement contains (i) customary representations and warranties, (ii) affirmative covenants including, among other things, with respect to the (A) under certain circumstances, providing the Lenders with the right to appoint an investment bank to effect a Liquidity Event (as defined in the Lumina Credit Agreement), (B) appointment of an authorized representative by the Lenders that hold more than 50% of the outstanding Tranche B Term Loans which representative is entitled to attend (but not entitled to vote at) (x) each meeting of the Company’s Board and (y) each meeting of the Lumina Borrowers’ or certain of their subsidiaries’ boards of directors on which another member of the Company’s Board serves as a director, and (C) issuance of certain warrants to the Lenders that hold Term Tranche B Loans to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding on or prior to July 1, 2026, so long as any Term Tranche B Loans are then outstanding, (iii) negative covenants including, among other things, limitations on the Lumina Parent Guarantor to engage in any material business activities and limitations on the ability of the Lumina Borrowers, the Lumina Parent Guarantor and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates, enter into sale and leaseback transactions, change in nature of business, amend organization documents, change in accounting policies and financial reporting practices and prepay or amend the terms of junior debt and (iv) events of defaults, including, among other things, nonpayment, misrepresentation, cross-default with other indebtedness and breach of certain covenants.
Additionally, the Lumina Credit Agreement requires the Company, the Lumina Borrowers and their subsidiaries to comply with a financial covenant to maintain a maximum Total Leverage Ratio (as defined in the Lumina Credit Agreement) of 6.50 to 1.00 with steps down over time to 2.50 to 1.00, which commences on the Targeted Liquidity Date. On March 9, 2026, the Lumina Borrowers entered into the First Amendment to the Lumina Credit Agreement, with the Lumina Administrative Agent and the lenders named therein, whereby the Borrowers, among other things, suspended the date to commence the financial covenant to December 31, 2026.

The foregoing description of the Lumina Credit Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Lumina Credit Agreement, which is incorporated by reference hereto as Exhibit 4.15.
TCW Credit Agreement
On March 18, 2025, the Company along with Milk Makeup and Obagi Cosmeceuticals entered into the TCW Credit Agreement, which provided for a secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million. The proceeds of the initial borrowing under the TCW Credit Agreement were used to, among other things, repay in full all outstanding amounts under, and terminate, the 2022 JPM Credit Agreement. The TCW agreement was then amended to provide temporary covenant relief. In November 2025, the proceeds of borrowing under the Lumina Credit Agreement were used to repay in full all outstanding amounts under, and terminate, the TCW Credit Agreement.
As of December 31, 2025, the Company’s long-term debt included borrowings under the Lumina Credit Agreement.
Obagi Japan Trademark Agreement
On November 13, 2025, Obagi Cosmeceuticals entered into a strategic transaction with Rohto Pharmaceutical Co.,Ltd. (“Rohto”), a global health and beauty company, with respect to the Obagi brand in Japan by entering into a trademark transfer agreement (the “Trademark Transfer Agreement”) and coexistence agreement (the “Trademark Coexistence Agreement”) dated the same date.
Under the terms of the Trademark Transfer Agreement, Obagi Cosmeceuticals has agreed to sell, assign, and irrevocably transfer to Rohto the ownership of certain specified trademarks, including all of those related to the "Obagi” brand registered with the Japan Patent Office and World Intellectual Property Organization for Japan (the “Obagi Japan Trademarks”) and perpetual license, and distribution rights related to such Obagi Japan Trademarks in Japan (the “Acquired Rights”). This transfer grants Rohto the sole and exclusive ownership of the Acquired Rights in Japan for an aggregate purchase price of $82.5 million. Concurrently, the parties have mutually terminated certain prior licensing and supply agreements.
In conjunction with the transfer of the Acquired Rights, the parties have entered into a Trademark Coexistence Agreement to ensure that the use and registration of the Obagi Japan Trademarks by Rohto within Japan and by Obagi Cosmeceuticals and its affiliates outside of Japan do not result in consumer confusion. The Trademark Coexistence Agreement establishes a clear geographic delineation of the markets, with Rohto focused exclusively on the Japanese market and Obagi Cosmeceuticals and its affiliates retaining their rights in all other territories globally.
The majority of the proceeds received in connection with this transaction have been used to repay a portion of the Lumina Credit Agreement, with the remainder used to fund ongoing operational expenses.
The foregoing description of the Trademark Transfer Agreement and Trademark Coexistence Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Trademark Transfer Agreement and Trademark Coexistence Agreement, which are incorporated by reference hereto as Exhibit 4.11 and Exhibit 4.12 and incorporated hereto by reference.
Strategic Review
On August 18, 2025, the Company announced that its Board had resolved to undertake a review of a broad range of strategic alternatives available to the Company focused on maximizing shareholder value. In connection with this strategic review, the Board retained Lazard to serve as financial advisor to the Company. The Company does not intend to comment further on the status or timing of this process, unless or until the Board has approved a definitive course of action or if it is determined that other disclosure is appropriate. Given the broad nature of this review, there can be no assurance that this strategic review will result in the Company pursuing a transaction or any other particular outcome.

Components of Results of Operations
Net Revenue
Net revenue is generated through both of our operating segments and is recognized net of provisions for estimated volume rebates, discounts, markdowns, margin adjustments, returns and payments to distributors.
Net Product Revenue
Our Obagi Medical segment generates net revenue through direct product sales, sales to distributors and royalties. Direct sales predominantly consists of sales through our direct to physician channel in the U.S., within which an Obagi Medical sales force manages relationships with a large network of physicians and similar accounts across the U.S., and DTC sales on www.obagi.com and Amazon. Direct sales are also generated through our owned legal entities in SAPAC. While all channels depend on the Company’s ability to effectively drive demand for products, through innovation and effective marketing, the direct to physician channel performance is also directly linked to the performance of the sales team in opening new physician accounts and maintaining relationships with existing accounts.
Obagi Medical distributor revenue consists mostly of sales to international distributors across over 95 countries across Europe, Latin America, the Middle East, and Asia. To a more limited extent, Obagi Medical sells products in the U.S. for sale on third-party e-commerce websites and through liquidation channels.
Milk Makeup generates the majority of its net revenue through direct sales, made up of U.S. and international retail and distribution partners, including Sephora, Ulta Beauty, Amazon, Dermanor, Space N.K., Boots and several others internationally, and DTC sales through its U.S. website www.milkmakeup.com. Increasing retail sales of Milk Makeup products through existing partners and building new partnerships in the U.S. and internationally is a key driver of the brand’s success. The brand launched in Ulta Beauty across the U.S. in Spring 2025 and expanded its direct-to-consumer presence at Amazon in the second quarter of 2025.
Related Party Revenue
In connection with the Obagi China Distribution at the time of the Business Combination, we entered into an IP License Agreement and a Supply Agreement with the Obagi China Business. We also entered into a Transition Services Agreement, which expired in July 2023 and does not impact current period operations. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for additional information.
Under the China IP License Agreement, we granted an exclusive license to certain intellectual property relating to the Obagi Medical brand to Obagi Hong Kong, and we retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. Obagi Hong Kong purchases inventory from Obagi or relevant CMOs for resale in the China Region and pays us a royalty on gross sales of licensed products.
Under the China Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The China Supply Agreement included transition provisions whereby the Company would supply goods to the Obagi China Business directly during an interim supply period. The parties continued to apply such interim terms until December 2024, at which point the remaining related party liability was released as the Company had fulfilled its contractual obligations related to pricing. The term of the China Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated.
Royalties
Our Obagi Medical segment generates royalty revenue from the sale of products in China by Obagi Hong Kong and previously in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi Medical brand name in the Japanese retail skincare channels. Performance of royalty revenue is impacted by the success of sales by Obagi Hong Kong and Rohto, as well as exchange rate fluctuations.
On November 13, 2025, Obagi Medical entered into a strategic transaction with Rohto for the sale of the Obagi Japan trademark rights. Concurrently, the parties mutually terminated certain prior licensing and supply agreements. Under the agreements, royalties accrued prior to the Closing Date (as defined in the Trademark Transfer Agreement) remained payable to the Company. The Company is not entitled to any royalties generated from the use of these trademark in Japan after the Closing Date (as defined in the Trademark Transfer Agreement). See “Recent Events” for further information.
Cost of Goods Sold
Cost of goods sold (“COGS”) consists primarily of expenses related to inventory, and promotional product costs, including when inventory and promotional products are sold or written down, freight and inventory inspection costs, depreciation and amortization of product-related intangible asset and supply agreements, and amortization of the inventory fair value step-up related to the Business Combination. Finished goods are primarily purchased directly from third-party contract manufacturers (“CMOs”), with the increase in COGS being proportionate to increases in revenue.
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

Results of Operations
For discussion related to our financial condition, changes in financial condition, and results of operations for 2024 compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 20, 2025.
The following tables summarize our consolidated statements of operations and comprehensive loss data for the periods presented:

(In thousands, except for percentages)	Year ended December 31, 2025	Year ended December 31, 2024	Change ($)	Change (%)
Net revenue	$272,071	$273,868	$(1,797)	(0.7)%
Cost of goods sold	89,053	82,124	6,929	8.4
Gross profit	$183,018	$191,744	$(8,726)	(4.6)%
Selling, general and administrative	247,984	245,297	2,687	1.1
Loss on impairment of goodwill	152,018	5,031	146,987	2921.6
Gain on sale of trademark	(5,679)	—	(5,679)	—
Loss on acquisition	6,233	—	6,233	—
Total operating expenses	$400,556	$250,328	$150,228	60.0%
Operating loss	$(217,538)	$(58,584)	$(158,954)	271.3%
Interest expense, net	25,094	17,155	7,939	46.3
Loss on extinguishment of debt (Note 7)	24,398	—	24,398	—
Change in fair value of derivative liabilities (Note 10)	(3,695)	(23,627)	19,932	(84.4)
Change in contingent consideration liabilities (Note 10)	(861)	—	(861)	—
Other income, net	(229)	(3,574)	3,345	(93.6)
Total other expenses (income), net	$44,707	$(10,046)	$54,753	(545.0)%
Loss before income taxes	(262,245)	(48,538)	(213,707)	440.3
Income tax (benefit) expense	(14,189)	110	(14,299)	(12999.1)
Net loss	$(248,056)	$(48,648)	$(199,408)	409.9%
Net Revenue
Net revenue decreased $1.8 million, or 0.7%, to $272.1 million for the year ended December 31, 2025 from $273.9 million for the year ended December 31, 2024. Key U.S. strategic channels grew in the year, with U.S. direct-to-consumer and U.S. retail growing $12.6 million and $3.9 million, respectively. International distribution fell by $8.8 million, as international Milk Makeup net revenue fell $19.8 million due to soft consumption and lower inventory levels held by retailers, however this was offset by growth in international Obagi distribution of $11.1 million year-on-year.
Cost of Goods Sold
COGS increased $6.9 million, or 8.4%, to $89.1 million for the year ended December 31, 2025 from $82.1 million for the year ended December 31, 2024. The increase in COGS was related to inventory write-offs, principally a one-time valuation adjustment for a discrete product-quality matter, and by product and channel mix.
Selling, General and Administrative
SG&A expense increased $2.7 million, or 1.1%, to $248.0 million for the year ended December 31, 2025 from $245.3 million for the year ended December 31, 2024. Selling, marketing and distribution expenses increased $6.6 million, or 5.8%, as a direct result of distribution expansion and marketing investment to grow awareness and community. Milk Makeup invested into the brand’s launch at Ulta Beauty in the first quarter of the year, offset through operational leverage.

Obagi Medical continued growing DTC and international distribution investment to drive topline growth, and saw one-off increases in logistic costs due to the consolidation of all U.S. logistics services to one provider.
Recurring General and administrative costs increased $5.1 million as the Company continues to invest in people and infrastructure to support future growth and build Group capabilities and share based compensation increased $2.4 million. Offsetting these increases, non-recurring costs declined by $10.6 million as costs related to the SEC investigation decreased due to insurance coverage. Non-recurring costs in the year ending December 31, 2025 predominantly related to strategic growth projects, including $3.3 million in merger and acquisition costs related to the acquisition of Novaestiq and $1.9 million in costs relating to the Strategic Review. Depreciation and amortization remained in line with the prior year at $59.2 million.
Loss on Impairment of Goodwill
The Company evaluates goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. During the six months ended June 30, 2025, there were indicators of a potential impairment of the Obagi Medical and the Milk Makeup reporting units due to discrepancies between projected and actual performance post-acquisition. The Company performed its goodwill impairment analysis using the qualitative approach, and the analysis concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair values of both reporting units were less than their respective carrying amounts. Therefore, the Company performed a quantitative goodwill impairment test for the reporting units. As a result, during the six months ended June 30, 2025, the Company recorded a non-cash impairment charge of $132.1 million within the Obagi Medical reporting unit and $20.0 million within the Milk Makeup reporting unit.
As a result of the interim quantitative goodwill impairment tests performed during the six months ended June 30, 2025, the Company recognized total non-cash goodwill impairment charges of $152.0 million for the year ended December 31, 2025. The Company’s annual quantitative goodwill impairment test performed on October 1, 2025 did not result in any additional impairment.
As of the annual impairment test date, the reporting units' carrying values remain marginally higher than their fair values. Given this modest cushion, if we are not successful in meeting our projected revenue or profitability growth rates, or if market conditions including inflation, the valuation of its competitors, a market capitalization decrease, or other negative factors exist, there could be future decreases in the fair value of the reporting units below the carrying values resulting in additional future impairments.
During the year ended December 31, 2024, the Company’s annual goodwill impairment analysis using the quantitative approach indicated there was an impairment of goodwill. We determined that it was more likely than not that the fair value of the reporting unit associated with the Obagi Medical reporting unit was less than its carrying amount and a quantitative analysis was performed, at an interim date. As a result, the Company recorded a non-cash goodwill impairment charge of $5.0 million during the year ended December 31, 2024.
The Company performed a qualitative review of the Milk Makeup reporting unit for the year ended December 31, 2024, which did not indicate that the fair value of the reporting unit was less than the carrying value. On that basis, management concluded that there was no change in the fair value. As a result, the goodwill balance for the Milk Makeup reporting unit did not change during the year ended December 31, 2024.
See the “Critical Accounting Estimates” section below for further detailed information surrounding management’s assumptions and estimates used in our goodwill impairment analysis.
Interest Expense, net
Interest expense, net increased $7.9 million, or 46.3%, to $25.1 million for the year ended December 31, 2025 from $17.2 million for the year ended December 31, 2024 primarily due to an increase in interest rate on the Company’s debt facilities after refinancing in March 2025 and November 2025, as well as higher debt. As of December 31, 2025, the Company had unpaid principal of $151.3 million on the Lumina Credit Agreement, with an effective interest rate of 19.1% for the year ended December 31, 2025 compared to weighted-average interest rate of 8.7% for the year ended December 31, 2024.

Loss on Extinguishment of Debt
Loss on extinguishment of debt was $24.4 million for the year ended December 31, 2025, compared to zero in the prior year. This non-recurring loss resulted from the Company’s comprehensive debt refinancing activities during the period. Specifically, the Company recognized a $2.1 million loss upon the full repayment and termination of the JPM 2022 Credit Agreement in March 2025, and a $22.3 million loss upon the extinguishment of the TCW Credit Agreement in November 2025. These losses were primarily driven by the write-off of unamortized debt issuance costs associated with the prior facilities.
Gain on Sale of Trademark
Gain on sale of trademark was $5.7 million for the year ended December 31, 2025. This gain was recognized in connection with the strategic transaction with Rohto Pharmaceutical Co., Ltd. on November 13, 2025, for the sale and irrevocable transfer of the "Obagi" brand trademarks and related distribution rights in Japan. The gain represents the excess of the $82.5 million purchase price over the net carrying value of the transferred intangible assets.
Loss on Acquisition
Loss on acquisition was $6.2 million for the year ended December 31, 2025. This loss relates to the consolidation of Novaestiq Corp., which was acquired on July 22, 2025. Because Novaestiq was accounted for as an asset acquisition and was determined to be a variable interest entity (VIE) as of the acquisition date, the loss represents the difference between the fair value of the consideration transferred and the fair value of the net assets acquired at the date of consolidation.
Change in Fair Value of Derivative Liabilities
The change in fair value of derivative liabilities resulted in a net gain of $3.7 million for the year ended December 31, 2025. This amount primarily reflects a $3.8 million gain from the recurring remeasurement of derivative warrant liabilities, which was driven by a decrease in the market price of the Company’s Class A ordinary shares and other observable market inputs. This gain was partially offset by a $0.1 million non-cash loss related to the change in fair value of embedded derivative liabilities. These embedded derivatives, recognized in connection with the Lumina Credit Agreement in November 2025, pertain to specific debt provisions such as prepayment and premium features that require separate accounting at fair value.
Change in Contingent Consideration Liabilities
The change in contingent consideration liabilities resulted in a gain of $0.9 million for the year ended December 31, 2025. This relates to the remeasurement of liability-classified contingent consideration stemming from the Novaestiq acquisition, which includes potential future payments tied to regulatory approvals and sales milestones. The gain reflects a decrease in the estimated fair value of these liabilities as of December 31, 2025, based on updated valuation assumptions regarding the probability and timing of milestone achievements.
Other Income, Net
Other income, net totaled $0.2 million of income for the year ended December 31, 2025, comprised of various miscellaneous income and expense items, compared to $3.6 million of income for the year ended December 31, 2024. The significant decrease in income was primarily due to the non-recurrence of the $3.4 million gain recognized in 2024 related to the release of a below-market contract liability following the termination of the interim supply agreement with the Obagi China Business.
Income Tax (Benefit) Expense
Income tax benefit for the year ended December 31, 2025 was $14.2 million with a corresponding effective tax rate of 5.4% compared to an income tax expense of $0.1 million with a corresponding effective tax rate of (0.2)% for the year ended December 31, 2024. The change in effective tax rate was predominantly driven by goodwill impairment impacts during the year.
For the year ended December 31, 2025 and the year ended December 31, 2024, the Company recognized a valuation allowance of $35.1 million and $22.5 million, respectively, to account predominantly for the portion of the deferred tax asset that was more likely than not to not be realized due to cumulative loss incurred at Holdco 1 for its investment in Waldencast LP, and associated net operating losses.

Non-GAAP Financial Measures
In addition to our results of operations and measures of performance determined in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions.
Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. These metrics are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Additionally, investors should not solely rely on our non-GAAP financial measures as they do not reflect our current or future cash requirements and working capital needs.
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
Adjusted Gross Profit and Adjusted Gross Margin
We define and calculate Adjusted Gross Profit as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of supply agreements and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability to Obagi China, which management believes is not reflective of core operating performance given the nature, size and non-recurring nature of the Business Combination. We define and calculate Adjusted Gross Margin as Adjusted Gross Profit as a percentage of net revenue. We adjust for these items because we do not believe they reflect normal, recurring activity, may obscure underlying business trends and make comparisons of long-term performance challenging.
The table below presents our Adjusted Gross Profit and Adjusted Gross Margin based on the Company’s segments reconciled to our gross profit and gross margin, the closest GAAP measures for the periods indicated:

	Year ended December 31, 2025
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Waldencast (Total)
Net revenue	$161,627	$110,444	$272,071
Gross Profit	111,525	71,493	183,018
Gross Margin %	69.0%	64.7%	67.3%
Gross Margin Adjustments:
Discontinued product write-off(1)	494	—	494
Amortization expense of intangible assets(2)	11,205	—	11,205
Adjusted Gross Profit	$123,224	$71,493	$194,717
Adjusted Gross Margin %	76.2%	64.7%	71.6%
(1) Relates to the advanced purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the distribution contract was terminated.
(2) The Supply Agreement and Formulations intangible assets are amortized to COGS.

	Year ended December 31, 2024
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Waldencast (Total)
Net revenue	$149,266	$124,602	$273,868
Gross Profit	106,760	84,984	191,744
Gross Margin %	71.5%	68.2%	70.0%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(2,260)	—	(2,260)
Discontinued product write-off(2)	2,864	—	2,864
Amortization impact of intangible assets(3)	11,205	—	11,205
Adjusted Gross Profit	$118,569	$84,984	$203,553
Adjusted Gross Margin %	79.4%	68.2%	74.3%
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the advanced purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the distribution contract was terminated.
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
Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include:
•non-cash expenses, such as depreciation and amortization, stock-based compensation, the amortization of fair value and release of the related party liability to Obagi China, change in fair value of assets and liabilities, loss on impairment of goodwill, loss on extinguishment of debt, and foreign currency translation loss (gain);
•interest expense and income tax expense or benefit; and
•expenses that are not related to our underlying business performance, such as:
◦transaction-related costs which include mainly legal, advisory and consulting fees related to the restatement and acquisitions, and legal expenses in connection with the Business Combination and ongoing investigations;
◦strategic review costs;
◦non-recurring inventory recovery and discontinuation related to the termination of the relationship with the SA Distributor;
◦contract termination fees with certain distributors; and
◦other non-recurring costs, including tax restructuring.

The tables below presents our Adjusted EBITDA reconciled to our net loss, the closest GAAP measure for the periods indicated:

	Year ended December 31, 2025
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)
Net Loss	$(183,193)	$(26,785)	$(38,078)	$(248,056)
Adjusted For:
Depreciation and amortization	40,945	18,239	—	59,184
Interest expense, net	19,651	76	5,367	25,094
Income tax (benefit) expense	(14,240)	35	16	(14,189)
Loss on extinguishment of debt	22,282	—	2,116	24,398
Stock-based compensation expense	402	2,383	9,011	11,796
Restatement (recoveries) and related costs(1)	(107)	—	1,801	1,694
Merger and acquisition related costs(2)	—	—	3,291	3,291
Change in fair value of assets and liabilities	(671)	—	(3,839)	(4,510)
Loss on impairment of goodwill	132,058	19,960	—	152,018
Gain on sale of trademark	(5,679)	—	—	(5,679)
Loss on acquisition	6,233	—	—	6,233
Strategic review costs	—	—	1,891	1,891
Foreign currency translation loss (gain)	160	496	(591)	65
Other non-recurring costs(3)	1,592	757	490	2,839
Adjusted EBITDA	$19,433	$15,161	$(18,525)	$16,069
Net Revenue	$161,627	$110,444	$—	$272,071
Net Loss % of Net Revenue	(113.3)%	(24.3)%	N/A	(91.2)%
Adjusted EBITDA Margin	12.0%	13.7%	N/A	5.9%
(1) Includes mainly legal, advisory, and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigations and the Business Combination.
(2) Includes legal and advisory fees related to acquisitions, including due diligence and contract negotiations related to the merger and acquisition transactions.
(3) Other non-recurring costs not directly attributable to the above categories, including restructuring, product discontinuation and contract termination costs with certain distributors.

	Year ended December 31, 2024
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)
Net (Loss) Income	$(31,524)	$8,803	$(25,927)	$(48,648)
Adjusted For:
Depreciation and amortization	41,591	18,424	—	60,015
Interest expense (income), net	12,391	(1)	4,765	17,155
Income tax (benefit) expense	(141)	32	219	110
Stock-based compensation expense	(328)	1,167	8,553	9,392
Restatement related costs(1)	5,054	—	15,370	20,424
Change in fair value of derivative warrant liabilities and interest rate collar	—	—	(23,679)	(23,679)
Amortization and release of related party liability(2)	(5,678)	—	—	(5,678)
Loss on impairment of goodwill	5,031	—	—	5,031
Foreign currency translation loss	223	373	140	736
Other non-recurring costs(3)	3,897	266	1,263	5,426
Adjusted EBITDA	$30,516	$29,064	$(19,296)	$40,284
Net Revenue	$149,266	$124,602	$—	$273,868
Net (Loss) Income % of Net Revenue	(21.1)%	7.1%	N/A	(17.8)%
Adjusted EBITDA Margin	20.4%	23.3%	N/A	14.7%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigation.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(3) Other non-recurring costs not directly attributable to the above categories.

Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, tax, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity have been proceeds from the 2023 PIPE Investments, private placements, borrowings from banks, and cash generated from the business.
Lumina Credit Agreement
On November 14, 2025, the Lumina Borrowers and the Company entered into the Lumina Credit Agreement with the Lumina Lenders and Lumina Administrative Agent. The Lumina Credit Agreement provides for a secured term loan facility in an aggregate principal amount of $225.0 million, comprised of (i) Term Tranche A Loans and (ii) Term Tranche B Loans.
As of December 31, 2025, we had an unpaid principal amount of $151.3 million, and unamortized debt issuance costs of $3.4 million on the Term Loans. The interest rate on the Term Loans was 14.8% and $2.7 million of interest was capitalized to the outstanding principal balance as payment-in-kind interest as of December 31, 2025.
As of December 31, 2025, the current liability portion of the unamortized debt issuance costs on the Term Loans was $1.5 million. The effective interest rate on the Term Loans was 19.1%.
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
As of December 31, 2025, we had cash, cash equivalents, and restricted cash of $31.9 million, of which $1.9 million is held in other currencies. As of December 31, 2024, we had cash, cash equivalents and restricted cash of $16.3 million, of which $2.4 million is held in other currencies.
Consolidated Cash Flow Data
In summary, our cash flows for each period were as follows:

(In thousands, except for percentages)	Year ended December 31, 2025	Year ended December 31, 2024	Change ($)	Change (%)
Net cash used in operating activities	$(12,816)	$(8,820)	$(3,996)	45.3%
Net cash provided by (used in) investing activities	$76,228	$(2,920)	$79,148	(2710.5)%
Net cash (used in) provided by financing activities	$(47,221)	$5,582	$(52,803)	(946.0)%

Cash Flows from Operating Activities
Net cash used in operating activities of $12.8 million for the year ended December 31, 2025 was driven by the following:
•Net loss of $248.1 million primarily due to non-cash charges and SG&A expenses related to non-recurring legal and advisory costs and non-cash charges that did not impact the cash flow. Non-cash charges included: (i) loss on impairment of goodwill of $152.0 million, (ii) depreciation and amortization expenses of $59.2 million, (iii) loss on extinguishment of debt $24.4 million, (iv) stock-based compensation of $11.8 million, and (v) loss on acquisition of $6.2 million. The net loss was favorably impacted by non-cash income: (i) gain on sale of trademark of $5.7 million.
•Cash inflows resulting from the net change in operating assets and liabilities of $2.0 million, primarily driven by an increase in other current liabilities and other liabilities of $14.6 million. This was partially offset by a decrease in accounts payable of $6.8 million, decrease in operating lease liabilities of $3.0 million, decrease in accounts receivable of $2.7 million, and increase in inventories of $0.9 million.
•Non-cash reconciling credits related to deferred income taxes of $17.4 million.
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
Cash Flows from Investing Activities
Net cash provided by investing activities was $76.2 million for the year ended December 31, 2025 which was primarily driven by the proceeds from sale of a trademark of $82.5 million, offset by increases in capital expenditures of $3.7 million and increase in acquisition related costs of $2.6 million.
Net cash used in investing activities was $2.9 million for the year ended December 31, 2024 which was primarily driven by the increases in capital expenditures of $3.0 million.
Cash Flows from Financing Activities
Net cash used in financing activities was $47.2 million for the year ended December 31, 2025. The change was primarily driven by: (i) an increase in proceeds of $396.1 million from the Term Loans and TCW Term Loan, (ii) an increase in proceeds of $44.3 million from the 2022 Revolving Credit Facility and TCW Revolving Commitments, (iii) a decrease due to the repayment of $405.3 million for the 2022 Term Loan and TCW Term Loan, (iv) a decrease due to the repayment of $60.0 million for the 2022 Revolving Credit Facility and TCW Revolving Commitments, (v) a decrease from the payment of debt termination fees of $11.6 million, and (vi) a decrease from the payment of debt issuance costs of $10.2 million .
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
To determine when to recognize revenue under ASC 606, we use judgment to determine which party controls the products and when that control transfers from us to the distributor. We analyze various factors including our ability to direct products physically held by distributors, when title and risk of loss transfers, and who ultimately manages the relationship with the end customer. When we are able to direct products physically held by a distributor–such as determining which end customers’ orders are fulfilled when there is limited product inventory–we conclude that the distributor does not control the product for purposes of ASC 606 until we relinquish those abilities.
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

Goodwill
We assess goodwill annually on October 1st each year for impairment and at an interim date if indicators of a potential impairment exist. We have two goodwill reporting units, Obagi Medical and Milk Makeup, which are individually tested for impairment.
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
Determining the fair value of a reporting unit requires significant estimates and assumptions. Management, with the assistance of an independent valuation firm, estimated the value of the reporting units using a combination of the income and market approaches, specifically the discounted cash flow (“DCF”) method and the guideline public company (“GPC”) method, respectively. Under the DCF method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes using management’s most recent projected long-term financial forecasts for revenue, earnings, operating margins, capital expenditures, working capital requirements and their expected growth rates. The discount rate used is intended to reflect the risks inherent in the future cash flows of the respective reporting unit. Under the GPC method, enterprise value (“EV”)-to-sales and EV-to-EBITDA were applied, with the selection based on assumed growth prospects, profitability, and the Company’s relative size within the peer group. The Company applies a weighted methodology considering the output from both methods.
During the second quarter of 2025, there were indicators of a potential impairment of the Obagi Medical and Milk Makeup reporting units. The Company performed its goodwill impairment analysis using the qualitative approach, and the analysis indicated it was more likely than not that both Obagi Medical and Milk Makeup reporting units were impaired. As a result, the Company performed a quantitative goodwill impairment test for both reporting units on June 30, 2025. As of the testing date, the carrying value of the Obagi Medical reporting unit was $599.8 million, exceeding its fair value of $467.7 million by approximately 22.1%. As a result, we recorded a non-cash goodwill impairment charge of $132.1 million within the Obagi Medical reporting unit as of and for the six months ended June 30, 2025, as reflected in the consolidated financial statements. As of the testing date, the carrying value of the Milk Makeup reporting unit was $280.9 million, exceeding its fair value of $261.0 million by approximately 7.1%. As a result, we recorded a non-cash goodwill impairment charge of $20.0 million within the Milk Makeup reporting unit as of and for the six months ended June 30, 2025, as reflected in the consolidated financial statements.
The Company performed its annual goodwill impairment analysis using the quantitative approach on October 1, 2025, for each of its reporting units, and the analysis indicated that there was no further impairment of goodwill. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions, similar to those used in the interim impairment testing, that have been deemed reasonable by management as of October 1, 2025.
Obagi Medical
The specific critical assumptions used in the fair value determination of Obagi Medical reporting unit include:
•Revenue and Profitability Forecasts: The forecasted revenue growth and EBITDA margins are based on a ten-year projection period reflecting strategic operating plans, including brand momentum, product innovation, international expansion efforts, and continued optimization of digital channels. Projected annual revenue and EBITDA growth rates are driven by industry trends and the Company’s strategic plans to boost sales through the development of existing channels, international expansion, and other growth initiatives, while enhancing efficiency through cost optimization and process improvements.
•Long-term Growth Rate: A long-term growth rate of 3% was applied post-2034 using the Gordon Growth Model reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: The discount rate is based on the reporting unit’s Weighted Average Cost of Capital (“WACC”), which includes a Company-Specific Risk Premium (“CSRP”). The CSRP is re-evaluated annually based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios.

•Central Cost Allocation: Corporate expenses are split evenly between Obagi Medical and Milk Makeup, as management believes this best reflects the shared nature of these costs, which are not directly driven by the relative size or performance of each unit.
•Market Multiples: Under the GPC method, EV-to-revenue (2.25x–2.50x) and EV-to-EBITDA (13.0x–17.0x) multiples were applied to 2025 and 2026 projections, reflecting stronger growth outlook and larger revenue base compared to peers.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC analysis (20%).
In determining the fair value, the Company acknowledges the inherent degree of uncertainty associated with key valuation assumptions, which are, by nature, forward-looking estimates.
•Revenue and Profitability Forecasts: A decrease in projected profitability growth by 5% could reduce the fair value by 20.0% or $91.9 million.
•Long-term Growth Rate: All other assumptions held constant, if the long-term projected growth rate was decreased by 0.5%; the estimated fair value would decrease by approximately 2.1% or $9.6 million.
•Discount Rate: An increase in WACC of 1% could reduce fair value by approximately 7.9% or $36.2 million.
•Market Multiples: Using lower EV-to-Revenue multiples (2.0x-2.25x) would reduce the GPC method output by 5.7% and could negatively impact the fair value by 0.9% or $4.2 million. Using lower EV-to-EBITDA multiples (12x -16x) would reduce the GPC method output by 3.2% and could negatively impact the fair value by 0.5% or $2.3 million.
•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an even 50% each could reduce fair value by approximately 4.9% or $22.5 million.
Milk Makeup
The specific critical assumptions used in the fair value determination of Milk Makeup reporting unit include:
•Revenue and Profitability Forecasts: Management’s forecast of revenue growth and EBITDA margins is based on a ten-year projection period that incorporates planned investments in marketing and digitalization. The Company is expected to benefit from accelerating digital channel sales through platforms such as Amazon, Sephora, and milkmakeup.com, supported by continued investment in marketing initiatives. However, potential trade headwinds may impact revenue growth in the near future.
•Long term Growth Rate: A long-term growth rate of 3% was applied post-2034 using the Gordon Growth Model reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: The discount rate is based on the reporting unit’s WACC, which includes a CSRP. The CSRP is re-evaluated annually based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios.
•Central Cost Allocation: As previously noted, corporate expenses are split evenly between Obagi Medical and Milk Makeup.
•Market Multiple: Under the GPC method, EV-to-revenue (2.00x–2.25x) multiple was applied to the 2025 projection, reflecting stronger growth outlook and larger revenue base compared to peers.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC analysis (20%).
In determining the fair value, the Company acknowledges the inherent degree of uncertainty associated with key valuation assumptions, which are, by nature, forward-looking estimates.
•Revenue and Profitability Forecasts: A decrease in projected profitability growth by 5% could reduce the fair value by 32.9% or $91.9 million.
•Long-term Growth Rate: All other assumptions held constant, if the long-term projected growth rate was decreased by 0.5%; the estimated fair value would decrease by approximately 2.2% or $6.0 million.
•Discount Rate: An increase in WACC of 1% could reduce fair value by approximately 9.5% or $26.5 million.

•Market Multiple: Using lower EV-to-Revenue multiples (1.75x-2.00x) would reduce the GPC method output by 11.1% and could negatively impact the fair value by 2.0% or $5.5 million.
•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an even 50% each could reduce fair value by approximately 4.2% or $11.8 million.
The Company’s annual goodwill impairment analysis using the quantitative approach on October 1, 2024, also indicated there was an impairment of goodwill. As a result, we recorded a non-cash impairment charge of $5.0 million within the Obagi Medical reporting unit as of December 31, 2024, as reflected in the consolidated financial statements. We did not perform a quantitative review of the Milk Makeup reporting unit during 2024, as qualitative factors and circumstances did not indicate that the fair value of the reporting unit was less than the carrying value on October 1, 2024. As a result, the goodwill balance for that reporting unit did not change.
While we believe that the Company has used reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur due to changes in key assumptions.
Further impairment charges, if any, may be material to our results of operations and financial position. See “Item 3.D. Risk Factors—We may face impairment of intangible assets, unknown or contingent liabilities and other charges or write-downs that could negatively impact our financial condition, profitability, and the value of our securities.”
Embedded Derivative Liabilities
Certain provisions within our debt arrangements are required to be accounted for separately as embedded derivative liabilities under ASC 815, Derivatives and Hedging. These embedded derivatives are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.
The fair value of embedded derivative liabilities is determined using valuation techniques that reflect assumptions market participants would use in pricing the instrument. These techniques may include, among others, a with-and-without approach that compares the value of the debt instrument including and excluding the embedded features. The valuation incorporates significant unobservable inputs and is classified within Level 3 of the fair value hierarchy under ASC 820.
The determination of fair value requires significant management judgment, including estimates related to the contractual terms of the debt, expected timing of potential repayment or liquidity events, market-based discount rates or credit spreads, and other relevant economic assumptions. Because these inputs are inherently uncertain and subject to change, revisions to assumptions, including changes in expected timing of repayment events, credit spreads, or broader market conditions, could materially affect the estimated fair value of the embedded derivative liability and the resulting gains or losses recognized in the consolidated statements of operations.
Contingent Consideration
In connection with the acquisition of Novaestiq Corp., we recognized contingent consideration arrangements that require the issuance of additional equity or cash payments upon the achievement of specified regulatory approvals, sales milestones, and reimbursement thresholds. Contingent consideration is initially recognized at fair value on the acquisition date and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.
The fair value of contingent consideration is determined using valuation techniques that reflect assumptions market participants would use in pricing the obligation. These techniques may include simulation models, such as Monte Carlo simulation, or other probability-weighted approaches, depending on the structure of the milestone arrangements. The valuation incorporates significant unobservable inputs and is classified within Level 3 of the fair value hierarchy under ASC 820.
Significant management judgments and assumptions used in estimating fair value include projected net sales, expected timing and probability of achieving regulatory and commercial milestones, volatility of projected financial metrics, discount rates reflecting both performance and credit risk, and estimated market value of the Company’s Class A ordinary shares when applicable. These assumptions are inherently uncertain and may differ from actual future results.
Changes in the underlying assumptions, including changes in projected net sales, volatility assumptions, discount rates, or the probability of milestone achievement, could materially affect the estimated fair value of the contingent consideration liability and the resulting gains or losses recognized in the consolidated statements of operations.

Deferred Tax Assets (and Related Valuation Allowance)
We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If we determine that deferred tax assets may be able to be recognized in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. This requires management to make judgments and estimates regarding: (i) the timing and amount of the reversal of taxable temporary differences; (ii) expected future taxable income; and (iii) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could adversely affect our financial statements. A valuation allowance of $35.1 million was recorded as of December 31, 2025, and has been provided for predominantly on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. As of December 31, 2024, the Company had recorded a valuation allowance of $22.5 million. See “Item 8. Financial Information—Note 15, Income Tax Benefit.”
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

Interest Rates
We have interest rate risk with respect to our indebtedness. As of December 31, 2025, we had an aggregate face value of $152.1 million of outstanding indebtedness, bear interest at an initial fixed rate of 14.75% per annum from the Closing Date until November 17, 2026, and the interest rate will increase by 0.25% for each three-month interval thereafter.
Foreign Exchange Fluctuations
We transact business in multiple currencies worldwide, of which the most significant currency for the year ended December 31, 2025 and the year ended December 31, 2024 was the U.S. dollar. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. As of December 31, 2025, the effect of a hypothetical 10% change in foreign currency exchange rates would not have been material to our financial condition or results of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
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
Trend Information
Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our current directors and executive officers as of the date of this Report:

Name	Age	Position
Executive Officers/Directors
Michel Brousset	53	Chief Executive Officer and Class III Director
Hind Sebti	47	Chief Growth Officer and Class II Director
Manuel Manfredi	50	Chief Financial Officer
Non-Employee Directors
Kelly Brookie	58	Class I Director
Aaron Chatterley(1)	59	Class I Director
Roberto Thompson Motta(2)	68	Class I Director
Juliette Hickman	51	Class II Director
Cristiano Souza	51	Class II Director
Simon Dai	34	Class III Director
Felipe Dutra	60	Class III Director and Chairman
1.On December 2, 2025, the Board resolved to reclassify its members to achieve a balance among the director classes. As a result of this reclassification, Aaron Chatterley now serves as a Class I director.
2.On December 2, 2025, the Board resolved to reclassify its members to achieve a balance among the director classes. As a result of this reclassification, Roberto Thompson Motta now serves as a Class I director.

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
Additionally, Mr. Brousset was the Chief Executive Officer and Managing Director of L’Oréal U.K. & Ireland between July 2013 and July 2016, where he managed a broad portfolio of brands and all the divisions of L’Oréal for the U.K., and Ireland. In addition, he managed across all functional areas including supply chain, finance, HR, IT, CMI, legal and regulatory. Mr. Brousset also spent nearly 14 years at Procter & Gamble in various marketing and brand management roles across North America and Western Europe.
Mr. Brousset holds a B.S. in Economics from the Universidad del Pacífico in Peru and an M.B.A. from the University of North Carolina - Kenan-Flagler Business School.
Mr. Brousset advises several Waldencast Ventures portfolio companies. Our Board has implemented guidelines, pursuant to which, unless and until we and Waldencast Ventures merge or otherwise become affiliated entities, Mr. Brousset will spend on average at least 90% of his monthly average working time providing services to us, such that a maximum of 10% may be spent to provide services to Waldencast Ventures.
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
Manuel Manfredi has served as our Chief Financial Officer since April 2024. Mr. Manfredi has a proven track record of performance having led financial organizations in the beauty and consumer products industries for nearly 25 years. Most recently, Mr. Manfredi served as Chief Financial Officer at L’Oréal Spain and Portugal (2022-2024). Previously Mr.

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
Non-Employee Directors
Felipe Dutra has been a director and the executive chairman of the Board since January 2021. Mr. Dutra served as the Chief Financial Officer at Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) from January 2005 to April 2020 and played an instrumental role in building AB InBev from a regional Brazilian brewer into the world’s largest brewer and a top five global consumer goods company according to sales through numerous landmark acquisitions. Mr. Dutra’s contributions to AmBev S.A. (“AmBev”), AB InBev’s current subsidiary, stretch back to 1990. He held multiple leadership positions in Treasury and Finance at AmBev before being appointed to Chief Financial Officer in 2000. In addition to being a seasoned deal maker, over the course of his 15-year tenure as Chief Financial Officer of AB InBev, Mr. Dutra took on the additional role of Chief Technology Officer in 2014 to lead the company’s adoption of digital technology and implementation of data analytics. Mr. Dutra also served as a member of the board of directors of AmBev (BOVESPA: ABEV) (NYSE: ABEV) from January 2005 to May 2020, Grupo Modelo from December 2010 to June 2013 and Budweiser APAC from September 2019 to June 2020. He holds a degree in Economics from Universidade Candido Mendes and an M.B.A. from Universidade de São Paulo in Brazil. Mr. Dutra serves as a member of our Finance Committee.
Kelly Brookie has served as an independent director on our Board since September 2024. Ms. Brookie has years of experience in the areas of corporate strategy, valuation, financial analysis, and risk assessment. She served as an audit partner with Deloitte and has over 25 years of experience working with companies on accounting and auditing matters, transactions, transformation and strategic risks. Throughout her career, she has gained extensive expertise in financial accounting and reporting, internal controls processes, and governance. She is active in supporting multiple non-profit organizations including serving on boards and committees. She is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Ms. Brookie received her Bachelor's Degree in Political Science from the University of Washington and a Master of Accounting from University of Southern California. Ms. Brookie serves as Chairperson of the Audit and Governance Committee and as a member of the Compensation and Nomination Committee.
Aaron Chatterley has served as an independent director on our Board since December 2021. Mr. Chatterley founded the web development company SP New Media in 1996, where he served as the Chief Executive Officer until selling the company in 2000. In 2005, Mr. Chatterley co-founded the online beauty retailer, feelunique, where he served as the Chief Executive Officer until April 2014. Mr. Chatterley led the partial sale of feelunique to Palamon Capital Partners in December 2012, as well as the sale of feelunique to LVMH/Sephora in September 2021. In October 2021 he co-founded the teen beauty brand indu. In addition, since 2016 Mr. Chatterley has served as a Non-Executive Director of Digital Jersey, an economic development agency, and currently serves as an audit and risk committee member. Mr. Chatterley also serves as an Ambassador for The King’s Trust Women Supporting Women, a youth charity organization. Mr. Chatterley serves as a member of the Audit and Governance Committee and the Compensation and Nomination Committee.
Simon Dai has served as a director on our Board since the consummation of the Business Combination in July 2022. Mr. Dai has served on the board of directors of Obagi Medical since September 2019, including as its Chairman since July 2020, and has led several investments in the healthcare space. Since January 2020, Mr. Dai has served as the Co-Chairman and Chief Executive Officer of Presbia PLC, a medical device company focused on the development of the presbyopia-correcting lens, an innovative solution for the common age-related loss of the ability to read or focus on near objects. He also co-founded Oxford MEStar in October 2013, a spin-out company from the Institute of Biomedical Engineering of Oxford University specializing in automation solution, serving as its Chief Executive Officer from October 2016 until August 2020. Previously, Mr. Dai focused on impact investing at Bill & Melinda Gates Foundation, where he was a Liaison Officer based in Ethiopia. Mr. Dai received a BA in Sociology from Manchester University, an MSc. in Finance from the London School of Economics and an MBA from the UCLA Anderson School of Management.
Mr. Dai has been appointed to our Board by Cedarwalk pursuant to the Investor Rights Agreement, dated as of July 27, 2022, by and among us, Cedarwalk and CWC Skincare Ltd. as guarantor of Cedarwalk’s obligations thereunder (the “Investor Rights Agreement”). For additional information regarding the Investor Rights Agreement, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” in this Report.

Juliette Hickman has served as an independent director on our Board since March 2021. Ms. Hickman served as an investment analyst at the Capital Group Companies for more than 20 years, with exposure to a broad range of industries on a global basis and specific expertise and focus on the global beverage industry. Throughout her career, Ms. Hickman has gained extensive expertise in corporate strategy, valuation, mergers and acquisitions, financial analysis, and risk assessment. She also serves on the board of directors of Keurig Dr. Pepper. Ms. Hickman holds a Bachelor’s of Arts (hons) degree in Politics and Public Administration from the Nottingham Trent University and a Postgraduate Certificate in Sustainable Business from the Cambridge Institute of Sustainability Leadership (CISL). Ms. Hickman is our lead independent director and serves as the member of our Audit and Governance Committee, as Chairperson of our Compensation and Nomination Committee, and as a member of our Finance Committee.
Roberto Thompson Motta has served as a director on our Board since September 2024. Mr. Thompson is a co-founder and member of the Investment Committee of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson has served on the board of directors of AB InBev, AmBev S.A, Restaurant Brands International, Lojas Americanas S.A., and StoneCo Ltd. He was one of the founding partners of GP Investments Ltd. and a member of its board of directors until 2010. He received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of Pennsylvania, and of The International Council of The Metropolitan Museum of Art in New York. He is also a Patron of the Museum of Modern Art of São Paulo. Mr. Thompson serves as a member of the Finance Committee.
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
Board Skills and Qualifications
Waldencast’s mission is to build a global best-in-class beauty and wellness operating platform by creating, nurturing, and scaling conscious, high growth, purpose-driven brands. Brands that aim to make the beauty industry a little better every day: more sustainable, more inclusive and more transparent.
For that reason, it is fundamental that our Board not only reflects our commitment to economic performance, but also our desire to create, nurture, and scale brands with a soul. Brands that marry purpose, art, beauty, and design with science, industry, and commerce to make the planet and the lives of those in it better. Our Board includes a variety of skills, professional and industry backgrounds, geographical experience and expertise, tenure, and perspectives.
We firmly believe that a Board with a range of views, insights, perspectives, and opinions will support good decision making and be of benefit to the Company’s shareholders and all other stakeholders.
B.Compensation
Fiscal Year 2025 Executive Officer and Director Compensation
The aggregate compensation paid and share-based compensation, bonuses and benefits granted by us and our subsidiaries to our executive officers with respect to the year ended December 31, 2025 was $9.8 million. The total amount set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to our executive officers with respect to the year ended in December 31, 2025, was less than $0.1 million.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
During the year ended on December 31, 2025, our non-employee directors received in the aggregate $0.5 million in cash and stock based compensation. No pension, retirement or similar benefits were paid to our non-employee directors with respect to the year ended in December 31, 2025
Our Equity Plans
We maintain two equity incentive plans: (i) our 2022 Incentive Award Plan (the “2022 Plan”), which became effective upon the closing of the Business Combination, and (ii) our 2022 Inducement Incentive Award Plan (the “2022 Inducement Plan”), which became effective on September 16, 2022 (collectively, the “Equity Plans”).
Type of Awards
Under the 2022 Plan we may grant eligible officers, employees, non-employee directors and consultants restricted share units (“RSUs”) and performance-vested share units (“PSUs”), restricted stock, non-qualified options or “Incentive stock options,” stock appreciation rights (“SARs”), other stock-based awards (valued in whole or in part by reference to, or otherwise based on, our ordinary shares, including divided equivalents) and bonuses payable in fully vested ordinary shares and awards that are payable solely in cash.
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
Share Reserves
As of December 31, 2025, the notional maximum number of Class A ordinary shares authorized under the 2022 Plan was 26,704,741, subject to adjustment for changes in capitalization as provided under the 2022 Plan. The share reserve under the 2022 Plan will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) 3% of the total number of our Class A ordinary shares issued and outstanding on the December 31st immediately preceding the applicable Evergreen Date and (ii) a number of our Class A ordinary shares determined by the plan administrator, including zero. All of our ordinary shares reserved for issuance under the 2022 Plan may be granted as incentive stock options. In December 2025, the plan administrator determined that the share reserve under the 2022 Plan would not be increased for on January 1, 2026.
As of December 31, 2025, taking into account previous grants and forfeitures, we had a total of 11,509,249 Class A ordinary shares which remained available for future issuance under the 2022 Plan.
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
Terms of Awards
Under the terms of the Equity Plans, the exercise price of all options and SARs granted under the Equity Plans will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of our related Class A ordinary shares on the date of grant, unless otherwise set forth in the applicable award agreement for an award grant under the 2022 Plan. Each stock option and free-standing SAR will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.

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
Grants Made to Executive Officers of the Company under the Equity Plans in 2025
During the year ended on December 31, 2025, the Company granted our Chief Executive Officer 4,135,340 stock options and our Chief Growth Officer 1,594,660 stock options, respectively (the “2025 Founder Awards”). Each 2025 Founder Award vests in three equal installments beginning on January 1, 2026 and each anniversary thereafter; subject to the founder’s continued employment with the Company, with a five-year exercise window following each vesting date. In connection with the grant of the 2025 Founder Awards, on April 9, 2025, the Board canceled all previously issued stock options to our Chief Executive Officer and our Chief Growth Officer (both vested and unvested).
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
Classified Board of Directors
In accordance with the terms of our Constitutional Document, our Board may consist of no less than five, but no more than 15 natural persons, such number to be set by the Board by resolution from time to time. Our Board is divided into classes of directors that will serve staggered three-year terms. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Following the reassignment of directors to relevant classes at our annual general meeting of shareholders held on January 14, 2026, our Board is divided among the three classes as follows:
•the Class I directors, which are Kelly Brookie, Aaron Chatterley, and Roberto Thompson Motta, and their terms will expire at the annual meeting of shareholders to be held in 2026;
•the Class II directors, which are Juliette Hickman, Hind Sebti, and Cristiano Souza, and their terms will expire at the annual meeting of shareholders to be held in 2027; and
•the Class III directors, which are Michel Brousset, Simon Dai, and Felipe Dutra, and their terms will expire at the annual meeting of shareholders to be held in 2028.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in control of our Company.
Director Independence
As a result of our Class A ordinary shares being listed on Nasdaq, we are required to comply with the applicable rules of the Nasdaq in determining whether a director is independent. We believe that each of Ms. Kelly Brookie, Ms. Juliette Hickman, and Mr. Aaron Chatterley qualifies as “independent” as defined under the applicable Nasdaq Listing Rules.
Foreign Private Issuer Status
For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act imposing liability for insiders who profit from trades made within a short period of time;
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
In addition, from time to time, special committees may be established under the direction of our Board when it deems it necessary or advisable to address specific issues. Copies of the charters for each committee are available on our website, www.waldencast.com, as required by applicable SEC and Nasdaq Listing Rules. The information on or available through our website is not deemed incorporated in this Report and does not form part of this Report.
Ms. Lindsay Pattison and Mr. Zack Werner resigned as directors of the Company prior to the Company’s annual general meeting held on January 14, 2026, during which the Company’s shareholders voted on the renewal of Class III directors. To that extent, the Board consists of 9 members, as detailed in this Report, each of whom possesses significant expertise, particularly in the beauty, financial and consumer products sectors.
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
•review and oversight of the Company's cybersecurity risks and the steps that management has taken to protect against threats to the Company's information systems and security;
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
•recommending to the Board the size and composition of each standing committee;
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
The Audit and Governance Committee consists of Juliette Hickman, Aaron Chatterley, and Kelly Brookie, with Kelly Brookie serving as chair. Our Board has determined that each of the members of the Audit and Governance Committee qualifies as independent under the Nasdaq Listing Rules applicable to members of our Board generally and under the Nasdaq Listing Rules and Exchange Act Rule 10A-3 specific to audit committee members. In addition, our Board has determined that Kelly Brookie and Juliette Hickman both meet the requirements for financial sophistication under the applicable Nasdaq Listing Rules and qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
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
•reviewing the composition of the Board annually, ensuring the appropriate balance of knowledge, experience, skills, expertise, and compliance with applicable regulatory requirements;
•making recommendations on committee memberships and filling vacancies;
•developing and recommending succession plans for the chief executive officer and senior management positions; and
•overseeing an annual evaluation of the Board and management and reporting on performance and effectiveness, establishing procedures for this evaluation.
The Compensation and Nomination Committee consists of Aaron Chatterley, Kelly Brookie and Juliette Hickman, with Juliette Hickman serving as chair. Our Board has determined that each of the members of the compensation committee meets the independence requirements under Nasdaq and SEC rules. Our Board has determined that each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.
The composition and function of the Compensation and Nomination Committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable.
Finance Committee
The oversight functions of the Finance Committee include, among other things:
•reviewing the Company’s capital structure and borrowing position to support the Company’s strategic objectives;
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

D.Employees
Information pertaining to Waldencast’s employees is set forth in “Item 4. Information on the Company—4.B. Business Overview” of this Report.
E.Share Ownership
Information pertaining to Waldencast’s share ownership is set forth in “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders” of this Report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of February 27, 2026, by:
•each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of the securities that such person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
As of February 27, 2026, there were 118,239,889 Class A ordinary shares and 10,019,983 Class B ordinary shares issued and outstanding. The number of Class A ordinary shares issued as of the date above has been used for the purposes of the denominator when calculating the beneficial ownership positions in the table below.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Class A Ordinary Shares	% of Class A Ordinary Shares Outstanding	Class B Ordinary Shares(19)	% of Combined Voting Power(20)
5% Holders
Cedarwalk Skincare Ltd(2)	28,637,506	24.2%	—	22.3%
Zeno Investment Master Fund(3)	17,145,347	14.0%	—	12.9%
Waldencast Long-Term Capital LLC (the Sponsor)(5)	12,412,267	10.2%	—	9.4%
Burwell Mountain Trust(6)	11,826,110	10.0%	—	9.2%
Santa Venerina Inv. & Arbitrage Ltd(7)	10,000,000	8.5%	—	7.8%
Annapurna Investment Fund Ltd(8)	7,013,119	5.9%	—	5.4%
Main Post Growth Capital, L.P.(9)	6,090,058	5.2%	—	4.7%
Directors and Executive Officers
Simon Dai(2)	28,637,506	24.2%	—	22.3%
Cristiano Souza(4)	17,857,430	15.1%	—	13.9%
Michel Brousset(10)	7,490,758	6.3%	—	5.8%
Hind Sebti(11)	1,038,986	*	—	*
Lindsay Pattison(12)	81,798	*	—	*
Juliette Hickman	80,952	*	—	*
Zack Werner(13)	76,180	*	—	*
Manuel Manfredi	39,644	*	—	*
Aaron Chatterley	57,453	*	—	*
Roberto Thompson Motta(14)	118,727	*	—	*
Kelly Brookie	37,454	*	—	*
Felipe Dutra(6)	—	—	—	—
All Waldencast directors and executive officers as a group (12 individuals)	55,516,888	46.7%	—	43.1%
*Less than one percent.

1.Unless otherwise noted, the business address for each of those listed in the table above is c/o Waldencast plc, 81 Fulham Rd., London, United Kingdom, SW3 6RD.
2.This information is based on (i) a Schedule 13D filed with the SEC on August 5, 2022, by Cedarwalk Skincare Ltd. (“Cedarwalk”), and (ii) information provided to the Company via written correspondence on March 7, 2025. According to the information provided to the Company on March 7, 2025, Cedarwalk directly holds 28,637,506 Class A ordinary shares, and Simon Dai may be deemed to be the beneficial owner of the 28,637,506 Class A ordinary shares. Mr. Dai’s business address is c/o Cedarwalk Skincare Limited, Rm 3001-3010, 30/F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.
3.This information is based solely on a Schedule 13D filed with the SEC on July 31, 2025, by Zeno Equity Partners LLP and without independent investigation of the disclosures contained therein. Zeno Equity Partners beneficially owns 17,145,347 Class A ordinary shares (comprised of 12,252,580 Class A ordinary shares and 4,892,767 Class A ordinary shares issuable upon exercise of the Private Placement Warrants). Zeno Equity Partners LLP, a British limited liability partnership, is the investment manager of Zeno Investment Master Fund. The business address of Zeno Equity Partners LLP and Zeno Investment Master Fund is 272 Kings Road, College House 3rd floor, London SW3 5AW.
4.Cristiano Souza is the controlling shareholder of Zeno Equity Partners LLP, which beneficially owns 17,145,347 Class A ordinary shares (comprised of 12,252,580 Class A ordinary shares and 4,892,767 Class A ordinary shares issuable upon exercise of the Private Placement Warrants). See footnote 3 of this table. Additionally, Cristiano Souza holds a put option allowing him to exchange his equity interest in Waldencast UK Limited for 712,083 Class A ordinary shares held by Waldencast Ventures LP, a direct shareholder of Waldencast.

5.Reflects securities held directly by Beauty Ventures consisting of (i) 9,309,200 Class A ordinary shares and (ii) 3,103,067 Class A ordinary shares issuable upon exercise of warrants held by Beauty Ventures. Waldencast Long-Term Capital LLC, (the “Sponsor”), is the managing member of Beauty Ventures. The voting and investment power of the Sponsor is exercised jointly by Waldencast Ventures, LP, Burwell Mountain Trust, and Zeno Investment Master Fund (f/k/a Dynamo Master Fund). Waldencast Ventures, LP is controlled by Michel Brousset. Burwell Mountain PTC LLC is the trustee of Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law. See footnote 5 of this table for further details. Zeno Investment Master Fund is controlled by Cristiano Souza. See footnote 3 of this table for further details.
6.This information is based solely on a Schedule 13D filed with the SEC on August 8, 2022, by Burwell Mountain Trust and without independent investigation of the disclosures contained therein. According to this Schedule 13D, Burwell Mountain Trust directly holds 7,848,333 Class A ordinary shares and Private Placement Warrants exercisable for 3,977,777 Class A ordinary shares. Burwell Mountain PTC LLC, as trustee of Burwell Mountain Trust, has the sole voting and dispositive power over the shares held on behalf of the Burwell Mountain Trust, a non-grantor, fully discretionary dynasty trust duly organized under Wyoming law of which Felipe Dutra and his descendants are eligible beneficiaries. Burwell Mountain PTC LLC is an independent trustee over which Mr. Dutra has no control. The business address of each is 270 W. Pearl, Suite 103, Jackson, WY 83001.
7.This information is based solely on a Schedule 13G filed with the SEC on February 1, 2024, by Santa Venerina Inv. & Arbitrage Ltd, and without independent investigation of the disclosures contained therein. Santa Venerina Inv. & Arbitrage Ltd holds 10,000,000 Class A ordinary shares. The business address of Santa Venerina Inv. & Arbitrage Ltd. is East Bay Street, P.O. Box N-7757, Nassau, Bahamas.
8.This information is based solely on a Schedule 13G filed with the SEC on September 4, 2025, by Annapurna Investment Fund Ltd. and without independent investigation of the disclosures contained therein. Securities held directly by Annapurna Investment Fund Ltd consisting of (i) 5,401,986 Class A ordinary shares and (ii) 1,611,133 Class A ordinary shares issuable upon exercise of warrants. Antonio Carlos de Freitas Valle may be deemed to have sole voting and dispositive power over these securities via his interest in Annapurna Investment Fund Ltd. The business address of Annapurna Investment Fund Ltd is Goodman's Bay Corporate Centre, 2nd Floor, P.O. BOX 61567, Nassau, Bahamas.
9.Main Post Growth Management, LLC is the general partner of Main Post Growth Capital, L.P. R. Sean Honey and Jeff Mills may be deemed to have voting and dispositive power over these securities via their interest in Main Post Growth Management, LLC. The business address of Main Post Growth Capital, L.P. is One Embarcadero Center, Suite 3500, San Francisco, CA 94111.
10.Waldencast Ventures, LP holds (i) 2,848,334 Class A ordinary shares, (ii) 1,977,779 Class A ordinary shares issuable upon exercise of the Private Placement Warrants and (iii) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures, LP. As such, Mr. Brousset may be deemed to beneficially own the shares held by Waldencast Ventures, LP. Mr. Brousset also holds (i) 862,625 Class A ordinary shares, (ii) 1,378,447 Class A ordinary shares that may be acquired pursuant to vested stock option awards, subject to a per share exercise price of $3.98 and an expiration date of January 1, 2031, and (iii) 90,240 vested RSUs. For more information on the stock options granted to Mr. Brousset in 2025, refer to Item 6. Directors, Senior Management and Employees.
11.Ms. Sebti holds (i) 441,258 Class A ordinary shares, (ii) 531,553 Class A ordinary shares that maybe be acquired pursuant to vested stock option awards, subject to a per share exercise price of $3.98 and an expiration date of January 1, 2031, and (iii) 66,175 vested RSUs. For more information on the stock options granted to Ms. Sebti in 2025, refer to item 6. Directors, Senior Management and Employees.
12.Ms. Pattison resigned from our Board ahead of Waldencast’s annual general meeting held on January 14, 2026 and is no longer a director as of the date of this Report.
13.Mr. Werner resigned from our Board ahead of Waldencast’s annual general meeting held on January 14, 2026 and is no longer a director as of the date of this Report.
14.Mr. Motta holds a total of 118,727 Class A ordinary shares, which include (a) 18,727 Class A shares ordinary shares held directly by him, and (b) 100,000 Class A ordinary shares held by Nexus Limited, which is controlled by his spouse, Amalia Cristina Spinardi Thompson Motta.
15.Class B ordinary shares are non-economic voting shares and may be exchanged, together with an equal amount of Waldencast LP Units, for Class A ordinary shares.
16.Includes both Class A ordinary shares and Class B ordinary shares.

Based on a review of the information provided to us by our transfer agent, as of February 27, 2026, there were 139 registered holders of our Class A ordinary shares, 104 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 47.57% of our outstanding Class A ordinary shares; and there were 6 registered holders of our Class B ordinary shares, 5 of which are United States registered holders, holding approximately 72.14% of our outstanding Class B ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside since many of these ordinary shares are held by brokers or other nominees.
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
In connection with the Business Combination, each of the 5,933,333 private placement warrants converted automatically into a warrant to acquire one Class A ordinary share. The foregoing description of the private placement Warrant Agreement is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is incorporated by reference as Exhibit 2.2 and Exhibit 2.3 to this Report and the terms of which are incorporated by reference herein.
Legacy Registration Rights
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
We, the Sponsor, the members of the Sponsor and certain of our shareholders, Obagi Medical and Milk Makeup and certain of their respective affiliates entered into an amended and restated registration rights agreement, dated July 27, 2022 (the “2022 Registration Rights Agreement”), pursuant to which we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain of our Class A ordinary shares and our other securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The 2022 Registration Rights Agreement amended and restated the Legacy Registration Rights Agreement and terminates with respect to any party thereto, on the date that such party no longer holds any registrable securities (as defined therein).

The foregoing description of the 2022 Registration Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is incorporated by reference as Exhibit 4.4 to this Report and the terms of which are incorporated by reference herein.
2023 PIPE Transaction
In September 2023, we entered into the 2023 Subscription Agreements with the 2023 PIPE Investors, pursuant to, and on the terms and subject to the conditions of which, the 2023 PIPE Investors collectively subscribed for 14,000,000 Class A ordinary shares in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70.0 million. The 2023 PIPE Investment was anchored by a $50 million investment by a Beauty Ventures stakeholder. The remainder of the 2023 PIPE Investors were certain existing shareholders, certain members of the Sponsor, Mr. Brousset and Ms. Sebti. The 2023 Subscription Agreements relating to approximately $68 million of proceeds was consummated in September 2023, with the closings of 2023 Subscription Agreements relating to the remaining approximately $2 million consummated in November 2023 (the “PIPE Closing Date”).
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
The foregoing description of the 2023 Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the form of 2023 Subscription Agreement, the form of which is attached as Exhibit 4.8 to this Report on Form 20-F and incorporated by reference herein.
Pursuant to the 2022 Registration Rights Agreement and the 2023 Subscription Agreements, we filed a registration statement on Form F-3 with the SEC on June 26, 2024 (File No. 333-280502), which was declared effective on July 5, 2024, to register the resale of securities held by such holders.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding. The foregoing description of the indemnification agreements and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of the form of indemnification agreement is incorporated by reference as Exhibit 4.6 to this Report and the terms of which are incorporated by reference herein.

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
•Simon Dai was nominated for appointment to our Board by Cedarwalk, pursuant to the Investor Rights Agreement, and should be regarded as interested accordingly in any transaction involving Cedarwalk and its affiliates. Cedarwalk holds 28,637,506 Class A ordinary shares;
•Mr. Brousset is the chief executive officer of Waldencast Management, LLC, the general partner of Waldencast Ventures. Waldencast Ventures holds (a) 2,848,334 Class A ordinary shares; (b) 1,977,779 Class A ordinary shares issuable upon exercise of the Private Placement Warrants; and (c) 333,334 Class A ordinary shares issuable upon exercise of the Working Capital Loan warrants. Mr. Brousset should be regarded as interested accordingly in any transaction involving such Class A ordinary shares, Waldencast Ventures and its affiliates; and
•Mr. Souza is the controlling shareholder of Zeno Equity Partners LLP, the investment manager of Zeno Investment Master Fund. Zeno Investment Master Fund holds (a) 12,252,580 Class A ordinary shares; and (b) 4,892,767 Class A ordinary shares issuable upon exercise of the Private Placement Warrants. Mr. Souza should be regarded as interested accordingly in any transaction involving such Class A ordinary shares, Zeno Investment Master Fund and its affiliates.
As a matter of Jersey law, each director of the Company is under a duty to act honestly and in good faith with a view to acting in the best interests of the Company, regardless of any other directorship such director may hold. Each director is responsible for advising the Board in advance of any potential conflicts of interest.
Obagi Medical
Obagi China Distribution
As a condition under the Obagi Merger Agreement, prior to the Closing Date, Obagi Holdco distributed to Obagi and then Obagi distributed to Cedarwalk all of the issued and outstanding shares of capital stock of Obagi Hong Kong and certain related assets. Prior to the closing of the Business Combination, the Obagi China Business had been conducted through Obagi Hong Kong and its subsidiaries. The following agreements were entered into in connection with the closing of the Business Combination: (a) a Transition Services Agreement, dated as of July 27, 2022, which was deemed to have expired on July 27, 2023, (b) the China IP License Agreement, and (c) the China Supply Agreement.
China IP License Agreement
Under the China IP License Agreement, Obagi Medical exclusively licenses intellectual property relating to the Obagi Medical brand to Obagi Hong Kong with respect to the China Region, and Obagi Medical retains the rights to such intellectual property to conduct the Obagi Medical-branded business worldwide except for the China Region. The license from Obagi to Obagi Hong Kong includes future intellectual property of Obagi Medical relating to the Obagi Medical brand in the worldwide business, including, but not limited to: (i) trademarks; (ii) domain names; (iii) patents; (iv) trade secrets and know-how; (v) copyrights; and (vi) product specifications and formulas.
The license is perpetual, irrevocable, non-transferable and sublicensable, subject to: (x) a limited right of Obagi to terminate for an uncured material breach by Obagi Hong Kong; (y) limited rights of either party to transfer the IP License Agreement without consent of the other party; and (z) a right of Obagi Hong Kong to sublicense to affiliates, Approved CMOs and other approved third parties.

Under the IP License Agreement, Obagi Hong Kong is required to pay Obagi Medical a royalty of 5.5% of gross sales of licensed products, subject to certain deductions.
As of December 31, 2025, the Company had $1.2 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet. As of December 31, 2024, the Company had $0.8 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet.
China Supply Agreement
Pursuant to the China Supply Agreement, Obagi Medical will supply, or cause to be supplied through certain CMOs, products to Obagi Hong Kong and its affiliates, and Obagi Hong Kong may purchase such products for distribution and sale in the China Region (as such term is defined under the agreements). The China Supply Agreement envisaged a transition period during which Obagi Hong Kong would purchase products directly from Obagi Medical. This arrangement was deemed terminated in December 2024 as the Company had fulfilled its contractual obligations related to pricing, at which point the remaining related party liability was amortized and released. The term of the China Supply Agreement is perpetual, subject to termination for uncured material breach or termination in the event that the Intellectual Property License Agreement is terminated.
Upon termination of the Obagi Supply Agreement:
•Obagi Hong Kong will promptly refrain from using the Product Information File, the Specifications and the Confidential Information of Obagi Medical (each as defined in the Supply Agreement);
•Obagi Hong Kong will return to Obagi Medical all documents relating to the Product Information File, Specifications and Confidential Information of Obagi Cosmeceuticals. The relevant costs will be borne by the party who is responsible for the termination or the non-renewal of the Supply Agreement; and
•Unless the Obagi Supply Agreement is terminated by Obagi Hong Kong due to Obagi Medical’s breach of its obligations related to the quality of the products, Obagi Cosmeceuticals will complete the manufacturing of all products covered by firm orders and deliver them to the applicable recipient.
Investor Rights Agreement
In connection with the consummation of the Business Combination, we entered into an Investor Rights Agreement. Pursuant to this agreement, Cedarwalk has the right to nominate one director for election or appointment to the Board for so long as Cedarwalk owns 5% of the then-outstanding common stock of Waldencast, and such appointee was initially Simon Dai. In addition, Waldencast has the right to acquire Obagi Hong Kong in certain circumstances set out in the agreement.
The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is incorporated by reference as Exhibit 4.7 to this Report and the terms of which are incorporated by reference herein.
Milk Makeup
Milk Makeup subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA, on a month-to-month basis. Milk Makeup primarily uses these facilities for corporate offices and as an in-house studio. Milk Makeup also receives certain services from an employee of Milk Studios. During each of the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company incurred administrative fees of $0.3 million, in connection with the sublease and services, which is recorded in SG&A expenses in the consolidated statements of operations and comprehensive loss
One of the co-founders of Milk Makeup and a shareholder of the Company, is party to an influencer agreement with Milk Makeup, pursuant to which such co-founder provides certain brand services to Milk Makeup. Milk Makeup incurred $0.1 million in fees pursuant to this agreement during each of the years December 31, 2025, December 31, 2024, and December 31, 2023.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION

Waldencast plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Waldencast plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Waldencast plc and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
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
March 13, 2026

We have served as the Company’s auditor since 2018.

WALDENCAST PLC
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,379	$14,802
Restricted cash	1,513	1,500
Accounts receivable, net	28,014	25,484
Related party accounts receivable (Note 16)	1,220	792
Inventories	54,609	53,104
Prepaid expenses	6,397	7,513
Other current assets	4,811	427
Total current assets	126,943	103,622
Property and equipment, net	6,240	5,831
Intangible assets, net	427,098	526,438
Goodwill	177,571	329,589
Right-of-use asset, net	7,735	9,839
Other non-current assets	574	541
TOTAL ASSETS	$746,161	$975,860
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,465	$25,087
Current portion of operating lease liabilities	2,111	2,766
Current portion of long-term debt	771	29,479
Embedded derivative liabilities	11,833	—
Other current liabilities	40,367	19,560
Total current liabilities	74,547	76,892
Long-term debt, net	135,752	137,137
Derivative warrant liabilities	1,181	5,021
Long-term operating lease liabilities	10,377	12,724
Deferred income tax liabilities	3,082	14,044
Contingent consideration liabilities	21,020	—
Other non-current liabilities	104	105
TOTAL LIABILITIES	246,063	245,923
COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS’ EQUITY:
Preferred shares, 25,000,000 shares authorized, $0.0001 par value, none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 118,217,630 and 112,026,440 outstanding as of December 31, 2025 and December 31, 2024, respectively	12	11
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 10,019,983 and 10,666,528 outstanding as of December 31, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	981,197	951,260
Accumulated deficit	(518,953)	(289,204)
Accumulated other comprehensive (loss) income	(378)	251
TOTAL CONTROLLING SHAREHOLDERS’ EQUITY	461,879	662,319
Noncontrolling interest	38,219	67,618
TOTAL SHAREHOLDERS' EQUITY	500,098	729,937
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$746,161	$975,860

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Net revenue	$272,071	$273,868	$218,138
Cost of goods sold	89,053	82,124	76,561
Gross profit	183,018	191,744	141,577
Selling, general and administrative	247,984	245,297	223,508
Loss on impairment of goodwill	152,018	5,031	—
Gain on sale of trademark	(5,679)	—	—
Loss on acquisition	6,233	—	—
Total operating expenses	400,556	250,328	223,508
Operating loss	(217,538)	(58,584)	(81,931)
Interest expense, net	25,094	17,155	18,906
Loss on extinguishment of debt (Note 7)	24,398	—	—
Change in fair value of derivative liabilities (Note 10)	(3,695)	(23,627)	10,337
Change in contingent consideration liabilities (Note 10)	(861)	—	—
Other (income) expense, net	(229)	(3,574)	1,769
Total other expenses (income), net	44,707	(10,046)	31,012
Loss before income taxes	(262,245)	(48,538)	(112,943)
Income tax (benefit) expense	(14,189)	110	(6,975)
Net loss	(248,056)	(48,648)	(105,968)
Net loss attributable to noncontrolling interests	(18,307)	(6,205)	(15,987)
Net loss attributable to Class A shareholders	$(229,749)	$(42,443)	$(89,981)
Net loss per share attributable to Class A shareholders (Note 14):
Basic and Diluted	$(2.01)	$(0.39)	$(0.99)
Shares used in computing net loss per share (Note 14):
Basic and Diluted	114,070,225	109,295,742	91,158,500

Net loss	$(248,056)	$(48,648)	$(105,968)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(684)	450	(147)
Comprehensive loss	(248,740)	(48,198)	(106,115)
Comprehensive loss attributable to noncontrolling interests	(18,357)	(6,148)	(16,012)
Comprehensive loss attributable to Class A shareholders	$(230,383)	$(42,050)	$(90,103)

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2022	86,460,560	$8	21,104,225	$2	$796,038	$(156,780)	$(29)	$160,659	$799,898
Issuance of common shares in connection with the PIPE investment	14,000,000	1	—	—	69,999	—	—	—	70,000
Fees paid in connection with the PIPE	—	—	—	—	(1,068)	—	—	—	(1,068)
Class B to Class A shares	256,672	—	(256,672)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(89,981)	—	(15,987)	(105,968)
Stock-based compensation	511,625	—	—	—	9,235	—	—	—	9,235
RSU taxes paid on behalf of employees	—	—	—	—	(1,473)	—	—	—	(1,473)
Distribution to pay withholding taxes	—	—	—	—	(1,204)	—	—	—	(1,204)
Foreign currency translation adjustment	—	—	—	—	—	—	(122)	(25)	(147)
BALANCE—December 31, 2023	101,228,857	$9	20,847,553	$2	$871,527	$(246,761)	$(151)	$144,647	$769,273
Class B to Class A shares	10,181,025	$1	(10,181,025)	(1)	70,872	—	—	(70,872)	—
Net loss	—	—	—	—	—	(42,443)	—	(6,205)	(48,648)
Stock-based compensation	616,558	$1	—	—	9,391	—	—	—	9,392
RSU taxes paid on behalf of employees	—	—	—	—	(530)	—	—	—	(530)
Foreign currency translation adjustment	—	—	—	—	—	—	402	48	450
BALANCE—December 31, 2024	112,026,440	$11	10,666,528	$1	$951,260	$(289,204)	$251	$67,618	$729,937
Class B to Class A shares	646,545	$—	(646,545)	—	11,037	—	—	(11,037)	—
Net loss	—	—	—	—	—	(229,749)	—	(18,307)	(248,056)
Stock-based compensation	2,271,645	$1	—	—	11,795	—	—	—	11,796
RSU taxes paid on behalf of employees	—	—	—	—	(451)	—	—	—	(451)
Issuance of stock for acquisition	3,273,000	—	—	—	7,556	—	—	—	7,556
Foreign currency translation adjustment	—	—	—	—	—	—	(629)	(55)	(684)
BALANCE—December 31, 2025	118,217,630	$12	10,019,983	$1	$981,197	$(518,953)	$(378)	$38,219	$500,098

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(248,056)	$(48,648)	$(105,968)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	11,796	9,392	9,235
Depreciation and amortization	59,184	60,015	60,498
Non-cash lease expense	2,104	1,986	1,721
Paid-in-kind interest expense	2,680	—	—
Provision (recovery) for credit losses	165	(996)	—
Change in fair value of derivative warrant liabilities	(3,839)	(23,627)	10,337
Change in fair value on interest rate collar	—	—	106
Change in fair value of contingent consideration liabilities	(861)	—	—
Change in fair value of embedded derivative	144	—	—
Amortization of debt issuance costs	2,370	1,712	1,575
Amortization and release of related party liability	—	(5,856)	(4,058)
Loss on extinguishment of debt	24,398	—	—
Deferred income taxes	(17,444)	(1,185)	(7,021)
Loss on impairment of goodwill	152,018	5,031	—
Loss on acquisition	6,233	—	—
Gain on sale of trademark	(5,679)	—	—
Loss on impairment of right of use assets	—	—	3,643
Loss on disposal of equipment	—	112	62
Changes in operating assets and liabilities:
Accounts receivable	(2,696)	(3,158)	(2,071)
Related party accounts receivable	263	309	(816)
Inventories	(867)	2,580	(1,300)
Prepaid expenses	318	(2,236)	996
Other current assets and other assets	158	(377)	138
Accounts payable	(6,802)	(2,982)	4,382
Related party accounts payable	—	(18)	(354)
Operating lease liabilities	(3,002)	(2,677)	(2,560)
Other current liabilities and other liabilities	14,599	1,803	1,680
Net cash used in operating activities	(12,816)	(8,820)	(29,775)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(237)	(304)	(455)
Capital expenditure on property and equipment	(3,430)	(2,708)	(1,591)
Proceeds from sale of trademark	82,500	—	—
Acquisition of Novaestiq	(2,605)	—	—
Cash received from interest rate collar premium	—	92	52
Net cash provided by (used in) investing activities	76,228	(2,920)	(1,994)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PIPE investments	—	—	70,000
Payment of PIPE transaction costs	—	—	(1,068)
Proceeds from term loan, net of discount	396,063	—	—
Repayment of term loan	(405,343)	(8,750)	(8,777)
Proceeds from revolving credit facility, net of discount	44,325	15,000	35,000
Repayment of revolving credit facility	(60,000)	—	(49,117)
Proceeds from note payable	1,517	1,632	2,420

See accompanying notes to consolidated financial statements.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Repayment of note payable	(1,575)	(1,770)	(1,452)
Payment of debt issuance costs	(10,153)	—	—
Payment of debt termination fees	(11,604)	—	—
RSU taxes paid on behalf of employees	(451)	(530)	(1,473)
Distribution to pay withholding taxes	—	—	(1,204)
Net cash (used in) provided by financing activities	(47,221)	5,582	44,329
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	16,191	(6,158)	12,560
Effect of foreign exchange rates on cash and cash equivalents	(601)	(116)	(147)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	16,302	22,576	10,163
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$31,892	$16,302	$22,576

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Interest	21,425	15,125	17,331

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash portion of distribution agreement acquired	$29,781	$—	$—
Capital expenditures in accounts payable and accruals	219	146	318
Shares issued in connection with asset acquisition	7,556	—	—
Initial measurement of contingent considerations	21,881	—	—
Initial measurement of embedded derivatives	12,553	—	—
Accrued but unpaid debt issuance costs	1,000	—	—
Deferred tax liability on acquisition	6,482	—	—

Reconciliation of cash, cash equivalents and restricted cash. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

Cash and cash equivalents	30,379	14,802	21,089
Restricted cash	1,513	1,500	1,487
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$31,892	$16,302	$22,576

See accompanying notes to consolidated financial statements.

Waldencast plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, except share and per share data)
1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Waldencast plc (“Waldencast” or the “Company”), formerly known as Waldencast Acquisition Corp., is a Bailiwick of Jersey (“Jersey”) company. Waldencast was originally incorporated on December 8, 2020, as a Cayman Islands exempted company and a blank check company solely for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 18, 2021, Waldencast consummated an initial public offering of 34,500,000 units (the “IPO”), with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”) to acquire one Class A ordinary share (together, a “Unit”), at $10.00 per Unit.
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
On July 27, 2022 (the “Closing Date”), Waldencast acquired (the “Business Combination”) Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively “Milk” or “Milk Makeup”). Following the closing of the Business Combination, the Company conducts its business through the following operating and reportable segments: (i) Obagi Medical and (ii) Milk Makeup.
Obagi is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market, direct-to-consumer through ecommerce sites and internationally via distributors. Obagi provides cosmetic, over-the-counter and prescription products.
Milk Makeup develops and sells cosmetic, skin care and other beauty products. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup headquarters in downtown New York City. Milk Makeup’s products are offered through its U.S. website, www.milkmakeup.com, and its retail partners both in the U.S. and internationally.
As a result of the Business Combination, Waldencast is organized as an “Up-C” structure, whereby the equity interests of Obagi Medical and Milk Makeup are held by Waldencast Partners LP (“Waldencast Partners LP”), a Cayman Islands exempted limited partnership and indirect subsidiary of Waldencast, which is an entity that is classified as a partnership for U.S. federal income tax purposes.
Unless the context requires otherwise, the “Company,” “we,” or “our” refers to Waldencast together with its consolidated subsidiaries.
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

Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (“Securities Act”), or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard.
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
Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, fair value measurements, stock-based compensation, goodwill valuation, inventory valuation, and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and assumptions that it believes are reasonable at the time. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss.
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
As of December 31, 2025, two U.S. customers accounted for 14% and 12% of accounts receivable. As of December 31, 2024, one U.S. customer accounts for 33% of accounts receivable.
During the year ended December 31, 2025, the Company purchased approximately 15%, 10%, and 10% of inventory from three vendors, respectively. During the year ended December 31, 2024, the Company purchased approximately

15% and 12% of inventory from two vendors, respectively. During the year ended December 31, 2023, the Company purchased approximately 17% of inventory from one vendor.
As of December 31, 2025, one vendor exceeded 10% of accounts payable. As of December 31, 2024, no vendor exceeded 10% of accounts payable.
A significant portion of the Company’s revenue is derived from a limited number of customers. Although accounts receivable from these customers may not be significant at period end due to payment terms, timing of collections, or the use of third-party intermediaries, the Company remains exposed to credit and operating risk associated with this customer concentration. Additional information regarding customers that accounted for a significant portion of the Company’s revenue during the periods presented is included in “Note 4. Revenue.”
Cash and Cash Equivalents—The Company considers highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.
Restricted Cash—The Company’s restricted cash represents funds that were not accessible for general purpose cash needs due to contractual limitations. As of December 31, 2025, 2024, and 2023, the Company’s restricted cash balances in each year was $1.5 million and consisted of $0.7 million held as collateral for corporate credit cards and $0.8 million held as a lease deposit through the end of the lease in November 2030.
Accounts Receivable, Net—Accounts receivable are recorded at the net estimated realizable value and do not bear interest. Accounts receivables are unsecured and represent amounts billed to and currently due from customers. Payment terms are generally short-term in nature and are determined based on the financial stability of the customer. The Company’s expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and estimated future economic and market conditions and periodic evaluation of customers’ receivables balances using relevant available information from internal and external sources relating to past events, current conditions, and forecasts. Historical credit loss experience provides the basis for estimation of expected credit losses and are adjusted as necessary using the relevant information available. The Company writes off accounts receivable balances when it is determined that there is no possibility of collection.
Inventories and Costs of Goods Sold—The Company’s products are produced by third-party contract manufacturers (“CMOs”). Inventories consist of finished goods, work-in-process products and promotional products, valued at the lower of cost or net realizable value using the standard cost method, which approximates actual costs determined on a first-in, first-out (“FIFO”) basis. In order to track inventory quantities, the Company uses a perpetual inventory system. Promotional products are charged to cost of goods sold at the time the product is shipped to the Company’s customer.
The Company periodically reviews the value of items in inventory and records an allowance to reduce the carrying value of inventory to the lower of cost or net realizable value based on its assessment of historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost, and the remaining shelf life of goods on hand. Inventory write-downs are charged to cost of goods sold.
In addition to inventory and promotional product costs, cost of goods sold also includes freight and inventory inspection costs, and depreciation and amortization of product-related intangible asset and supply agreements.
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
The fair value of the warrant liabilities was estimated using inputs based on management’s judgment and conditions that existed at each reporting date. See “Note 10. Fair Value Measurements” for further details.
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
Historically, the Company utilized an interest rate collar to mitigate exposure to variability in cash flows associated with variable-rate debt under its prior credit agreement. The interest rate collar was not designated as a hedging instrument for accounting purposes and changes in fair value were recognized in earnings. The collar arrangement terminated in October 2024, and no derivative contracts related to interest rate collars were outstanding during the year ended December 31, 2025.
Terms of debt instruments are reviewed to determine whether they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the consolidated balance sheets at fair value under ASC 815.
Warrant Liabilities
The Company accounts for Public Warrants and Private Placement Warrants (each as defined in “Note 9. Financial Instruments”) as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and, therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company measures the warrants at fair value at inception and at each reporting date, with changes in fair value recognized in change in fair value of derivative warrant liabilities in the consolidated statements of operations and comprehensive loss in the period of change. The Public Warrants are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy, while the Private Placement Warrants are valued using observable inputs and are classified within Level 2 of the fair value hierarchy. See “Note 9. Financial Instruments” for further discussion of the warrants, including the FPA Warrants (as defined therein).
Embedded Derivative Liabilities
Certain provisions of the Company’s debt arrangements, including prepayment, refinancing and premium features, were determined to contain embedded derivative instruments that require bifurcation from the host debt contract under ASC 815. Embedded derivatives are initially recognized at fair value on the issuance date of the related debt instrument and subsequently remeasured at fair value at each reporting date. Such instruments are measured using valuation techniques that incorporate significant unobservable inputs and are generally classified within Level 3 of the fair value hierarchy. Changes in fair value are recognized in earnings within change in fair value of embedded derivatives in the consolidated statements of operations and comprehensive loss. Embedded derivative liabilities are presented within embedded derivative liabilities on the consolidated balance sheets based on the expected timing of settlement. See “Note 10. Fair Value Measurements” and “Note 7. Debt” for additional information.
Contingent Consideration—Contingent consideration arrangements arising from business combinations are recognized at fair value on the acquisition date in accordance with ASC 805, Business Combinations. Contingent consideration may be classified as either a liability or equity depending on the nature of the arrangement and the terms of settlement.
Contingent consideration classified as a liability is remeasured at fair value at each reporting date until the contingency is resolved, with changes in fair value recognized in earnings within change in fair value of contingent consideration liabilities in the consolidated statements of operations and comprehensive loss. Contingent consideration classified as equity is measured at fair value on the acquisition date and is not subsequently remeasured.

The fair value of contingent consideration is estimated using valuation techniques that incorporate significant unobservable inputs and is classified within Level 3 of the fair value hierarchy. See “Note 10. Fair Value Measurements” and “Note 3. Acquisitions and Strategic Transactions” for additional information.
Prepaid Expenses—Prepaid expenses are recorded at cost and are recognized in the period in which the related goods or services are received or used. These amounts include deposits made to vendors for inventory production and certain advertising production costs, which are reclassified to inventory or expensed when the related inventory is delivered or the advertising occurs. Prepaid balances are assessed regularly and written off when the underlying goods or services are no longer expected to be received or utilized within the normal operating cycle.
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
The Company capitalizes costs related to (i) internal-use software (ii) cloud computing arrangement (“CCA”) implementation costs, and (iii) other software-related costs (e.g., website development costs). These costs are classified as property and equipment in the accompanying consolidated financial statements and amortized on a straight-line basis over the estimated useful life of three years upon being placed in service.
Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive loss.
Intangible Assets, Net—Intangible assets consist primarily of trademarks and trade names, a supply agreement, customer relationships, and formulations. Intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset to their estimated residual values. The residual value of an intangible asset is generally assumed to be zero, with certain limited exceptions. Finite lived intangible assets are reviewed for impairment when indicators of impairment are present. Indicators of impairment for finite lived intangible assets are the same as those for impairment of long-lived assets. For finite lived intangible assets, an impairment loss is recognized if the carrying amount of the asset exceeds the undiscounted cash flows projected to be generated by the asset. If the finite lived intangible asset is impaired, then the amount of the impairment is calculated as the excess of the asset’s carrying amount over its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset will be its new accounting basis and the useful life of that asset will be reevaluated.
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
Goodwill—Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. The Company evaluates goodwill for impairment annually on October 1st and at an interim date if events or changes in circumstances indicate the occurrence of a triggering event. The goodwill impairment test is conducted at the reporting unit level. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment.
The fair value of the Company’s reporting units is determined using a combination of the discounted cash flow method under the income approach and the guideline public company method under the market approach. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by management as of the measurement date. Under the discounted cash flow method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes the Company’s most recent projected long-term financial forecasts for revenue, earnings, capital expenditures, and working capital. The discount rate used is intended to reflect the risks inherent in the future cash flows of the respective reporting unit. Under the guideline public company method, fair value is estimated using market multiples of various financial metrics observed for the reporting unit’s comparable public companies (Level 3).
During the second quarter of 2025, the Company identified indicators of potential impairment for the Obagi Medical and Milk Makeup reporting units. These indicators primarily included updates to the Company’s operating forecasts, reflecting revised expectations for future revenue growth and profitability, as well as changes in market conditions and valuation multiples for comparable companies. Accordingly, the Company performed a qualitative goodwill impairment assessment as of June 30, 2025, which concluded that it was more likely than not that the fair value of each reporting unit was less than its respective carrying amount. As a result, the Company performed quantitative goodwill impairment tests for both reporting units. During the six months ended June 30, 2025, the Company recorded non‑cash goodwill impairment charges of $132.1 million for the Obagi Medical reporting unit and $20.0 million for the Milk Makeup reporting unit.
The Company subsequently performed its annual goodwill impairment analysis using the quantitative approach as of October 1, 2025 for each reporting unit, which indicated that no additional impairment of goodwill existed.
In connection with its annual goodwill impairment analysis using the qualitative approach as of October 1, 2024, the Company identified indicators of potential impairment for the Obagi Medical reporting unit. These indicators included changes in forecasted performance and market conditions affecting valuation assumptions. Accordingly, the Company performed a quantitative goodwill impairment test and recorded an impairment charge of $5.0 million for the Obagi Medical reporting unit during the year ended December 31, 2024.
The qualitative assessment performed for the Milk Makeup reporting unit as of October 1, 2024, did not indicate that the fair value of the reporting unit was less than its carrying amount. Accordingly, no goodwill impairment was recorded, and the goodwill balance for the Milk Makeup reporting unit remained unchanged.
Changes in market conditions, laws and regulations, and key assumptions made in future qualitative or quantitative assessments, such as expected cash flows, competitive factors, discount rates, and value indications from market transactions, could negatively impact the results of future impairment testing and could result in the recognition of additional future impairment charges.
Leases—At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the contract contains a lease and upon lease commencement, the Company records a lease liability which represents the Company’s obligation to make lease payments arising from the lease, and a corresponding right-of-use (“ROU”) asset which represents the Company’s right to use an underlying asset during the lease term. Operating lease assets and liabilities are included in right-of-use assets, current portion of lease liabilities and long-term lease liabilities in the accompanying consolidated balance sheets.
ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at commencement date calculated using the Company’s incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. In determining the incremental borrowing rate, the Company may consider factors such as its estimated credit risk, the term of the lease, the currency in which the lease payments are denominated, and the nature and quality of the underlying leased asset.The incremental borrowing rate, the ROU asset and the lease liability are reevaluated upon a lease modification. ROU assets also include any lease payments made at or before lease commencement and any lease incentives received, if any. The Company determines the lease term as the noncancellable period of the lease and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company’s leases do not contain any residual value guarantees. Leases with a term of 12 months or less are not recognized on the consolidated balance sheets. For operating leases, the Company recognizes rent expense on a straight-line basis over the lease term. There were no significant finance leases as of December 31, 2025.
Long-term Debt—The Company accounts for debt net of debt issuance costs and debt discount. Debt issuance costs and debt discount are capitalized, netted against the related debt for presentation purposes, and amortized to interest expense over the terms of the related debt using the effective interest method.
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
The Company has determined that each of its products is distinct and represents a separate performance obligation. The Company does not have any contracts that contain multiple performance obligations. Product sales revenue is recognized net of estimated variable considerations such as volume rebates and discounts, markdowns, margin adjustments, allowances and returns. The Company estimates variable consideration using the expected value method and adjusts the transaction price when control of the related product is transferred to the customer.
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
Typically, customers are required to pay either in advance or between 30 and 90 days from delivery or invoicing,
The Company has different contracted shipping terms with different customers that dictate the timing of payment, passage of legal title, transfer of physical possession, and when assumption of the risks and rewards occur. For distributors (other than the “Physician Channel Provider”) and retailers, depending on the contract, the Company considers transfer of control to have occurred either once the delivery of the product has occurred or once the product has been picked up from the Company’s designated warehouse/distribution center by the customer’s shipping agent, unless the Company is responsible for shipping the goods, in which case transfer of control passes upon delivery to the customer.
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
Royalties
The Company generates royalty revenue from products in China by Obagi Hong Kong and until November 2025 in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi Medical brand name in the Japanese retail skincare channels. Under these agreements, the Company provides or provided the local operators with a license of intellectual property and receives a royalty based upon a percentage of net sales of Obagi-branded products sold in the China Region (as defined under the agreements) and Japan. The Company recognizes revenue for the sales-based royalty at the later of when the local operators make sales of the products or when the purchase obligation has been satisfied. See “Note 3. Acquisitions and Strategic Transactions” for more information on a trademark transfer agreement with Rohto.
Costs to Obtain a Contract with a Customer
The Company expenses sales commissions when incurred as the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.
Contract Balances
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
Distribution—Costs related to shipping, handling, warehousing and distribution for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, were $5.9 million, $8.7 million, and $6.6 million, respectively. These costs include costs that are incurred in order to get the product from the distribution centers to the end consumer and are included within selling, general and administrative expense (“SG&A”). The Company accounts for shipping and handling activities as fulfillment activities instead of as performance obligations and recognizes these costs as SG&A expenses. Amounts billed to customers for shipping and handling are included in revenue.
Advertising—Advertising costs are expensed in the period in which they are incurred. Total advertising costs, included in SG&A expense on the consolidated statements of operations and comprehensive loss, were $47.7 million, $43.5 million, and $16.3 million for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.
Research and Development—Research and development costs are expensed as incurred and included in SG&A expense on the consolidated statements of operations and comprehensive loss.
Stock-Based Compensation—The Company measures the cost of share-based awards granted to eligible employees, directors, and consultants based on the grant-date fair value of the awards in accordance with ASC 718, Compensation—Stock Compensation. The fair value of stock options and similar awards is estimated using option pricing models, which may include the Black-Scholes option pricing model, lattice-based models, or Monte Carlo simulation techniques, depending on the specific terms of the award. These valuation models require the use of assumptions such as expected term, stock price volatility, dividend yield, risk-free interest rate, and expected exercise behavior.
The fair value of restricted stock is equal to the price of the Company’s ordinary shares on the grant date.

The Company recognizes compensation expense for awards with service conditions on a straight-line basis over the requisite service period, which is generally the vesting period. For awards subject to both service and performance conditions, compensation expense is recognized when achievement of the performance condition is deemed probable and over the remaining requisite service period.
The Company has elected to recognize the effect of forfeitures in the period in which they occur. Share-based awards are classified as equity unless the terms of the award require liability classification or settlement in cash or other assets.
Income Taxes—The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.
The provision for income taxes represents income taxes paid or payable for the current period plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether a valuation allowance is required often requires significant judgment including the long-range forecasting of future taxable income and the evaluation of planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. A valuation allowance of $35.1 million was recorded as of December 31, 2025, and $22.5 million was recorded as of December 31, 2024.
The Company accounts for a tax benefit from an uncertain position in the consolidated financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50% likely to be realized. As of December 31, 2025, and December 31, 2024, the Company had no uncertain positions in the consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.There were no amounts accrued for interest and penalties for the years ended December 31, 2025, December 31, 2024, or December 31, 2023.
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
Noncontrolling Interests—Noncontrolling interests represent the portion of Waldencast Partners LP that the Company controls and consolidates but does not own. The Company recognizes each noncontrolling holder’s respective share of the estimated fair value of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder’s share of additional contributions, distributions and their share of the net earnings or losses of each respective consolidated entity. The Company allocates net income or loss to noncontrolling interests based on the weighted average ownership interest during the period. The net loss that is not attributable to the Company is reflected in net loss attributable to noncontrolling interests in the consolidated statements of operations and comprehensive loss. The Company does not recognize a gain or loss on transactions with a consolidated entity in which it does not own 100% of the equity, but the Company reflects the difference in cash received or paid from the noncontrolling interests carrying amount as additional paid-in-capital.
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

Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). Early adoption is permitted and the Company adopted this Update for annual periods beginning after December 15, 2024. The Company elected prospective application. See “Note 15. Income Tax Benefit.”
Recently Issued Accounting Standards, Not Yet Adopted
In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The guidance provides a practical expedient related to the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606, Revenue from Contracts with Customers by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements.
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
The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.
3.ACQUISITIONS AND STRATEGIC TRANSACTIONS
Acquisition of Novaestiq Corp.
On July 22, 2025, the Company acquired 100% of the equity interests of Novaestiq Corp. (“Novaestiq”), which holds exclusive U.S. distribution rights for certain Saypha® dermal filler products under an amended Market Development Agreement with Croma-Pharma GmbH (“Croma”). The FDA approved the first Saypha® product in September 2025, and commercial launch took place in Q1 2026.
Novaestiq did not meet the definition of a business under ASC 805 because substantially all of the fair value of the acquired set was concentrated in a single identifiable intangible asset representing U.S. distribution rights. Accordingly, the transaction was accounted for as an asset acquisition.
Novaestiq was determined to be a variable interest entity (“VIE”), and identifiable assets and liabilities were recorded at fair value on the acquisition date. No goodwill was recognized.
Consideration
Total consideration included cash payments, settlement of certain pre-existing obligations, contingent equity awards tied to regulatory approval and future sales milestones, and contingent cash reimbursement obligations related to development costs.
Contingent equity consideration includes up to 9,819,000 Class A ordinary shares issuable upon the achievement of specified regulatory and commercial milestones. FDA approval of one of the Saypha® products resulted in the issuance of 3,273,000 shares in September 2025. Two additional share issuances of up to 3,273,000 shares each may be issued upon achievement of cumulative net revenue thresholds of $100 million and $200 million, respectively, through June 2031. In addition, the sellers are entitled to ongoing royalties based on future net sales of Saypha® products.
Liability-classified contingent consideration is remeasured at fair value each reporting period (see “Note 10. Fair Value Measurements”), while equity-classified consideration is not subsequently remeasured.
Purchase Price Allocation
The following is a summary of the purchase price calculation:

(In thousands)
Cash	$2,605
Contingent consideration (Equity classified)	7,556
Contingent cash consideration (Liability classified)	16,025
Contingent share consideration (Liability classified)	5,856
Total consideration	$32,042
The allocation of the purchase price was as follows:

(In thousands)
Working capital	$(344)
Deferred tax liability	(6,482)
Intangible asset - distribution agreement	32,635
Net assets acquired	$25,809
Loss on acquisition	6,233
Total purchase price	$32,042
The fair value of the acquired distribution agreement was estimated using an income approach, specifically the excess earnings method, based on the expected future cash flows associated with the agreement. The valuation considered projected product sales, expected operating margins, required returns on supporting assets and workforce, and a discount rate reflecting the risks associated with achieving those projections. The acquired distribution rights are recognized as a finite-lived intangible asset and are amortized over its estimated useful life.
A loss of approximately $6.2 million was recognized upon acquisition representing the difference between the fair value of consideration transferred and the fair value of net assets acquired.
Subsequent Milestone Achievement
On September 10, 2025, upon FDA approval of Obagi® Saypha® MagIQ™, 3,273,000 Class A ordinary shares were issued to NVQ Investors Holding, LLC, a Delaware limited liability company (“NVQ Holding”) and Croma, in accordance with the regulatory milestone provisions.
In addition, the Company is subject to a separate 5% sales-based royalty obligation payable only after cumulative product sales exceed $120.0 million, which will be recognized as expense in the period the related sales occur. This royalty arrangement was not included in the consideration transferred in the asset acquisition and will be accounted for as a period expense when incurred.

Trademark Transfer Agreement
On November 13, 2025, Obagi entered into transaction with Rohto Pharmaceutical Co., Ltd. (“Rohto”), a global health and beauty company, with respect to the Obagi brand in Japan by entering into a trademark transfer agreement (the “Trademark Transfer Agreement”) and coexistence agreement (the “Trademark Coexistence Agreement”) dated the same date. Under the terms of the Trademark Transfer Agreement, the Company sold, assigned, and irrevocably transferred to Rohto the sole and exclusive ownership of certain specified trademarks related to the “Obagi” brand registered with the Japan Patent Office and World Intellectual Property Organization for Japan (the “Obagi Japan Trademarks”), along with the perpetual license and distribution rights related to such Obagi Japan Trademarks in Japan (collectively, the “Acquired Rights”). This transfer was executed for an aggregate purchase price of $82.5 million. Concurrently with this transfer, the parties mutually terminated certain prior licensing and supply agreements. A gain of $5.7 million was recorded in connection with the transaction and is recorded as gain on sale of trademark in the consolidated statements of operations and comprehensive loss. See “Note 6. Intangible Assets—Net” for the related impact the transaction had on the Company’s intangible assets.
In conjunction with the transfer of the Acquired Rights, the parties entered into a Trademark Coexistence Agreement. This agreement establishes a clear geographic delineation of the markets to ensure that the use and registration of the Obagi Japan Trademarks by Rohto within Japan and by Obagi Cosmeceuticals and its affiliates outside of Japan do not result in consumer confusion. Rohto’s rights are exclusively focused on the Japanese market, while the Company and its affiliates retain all ownership rights to the Obagi brand in all other territories globally.
4.REVENUE
The Company disaggregates its revenue from customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
Revenue by Sales Channel
The Company’s revenue is primarily generated from product sales. Direct sales revenue listed in the table below includes (i) sales to physicians through a single authorized wholesale distributor (“Physician Channel Provider”), (ii) DTC sales via the Company’s e-commerce platforms, and (iii) sales directly to retailers. Distributors revenue includes products sold through distributors other than the Physician Channel Provider.
The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue.
Total revenue by sales channel was as follows for the periods indicated:

	Year ended December 31, 2025
(In thousands)	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$109,657	$107,717	$217,374
Distributors	48,083	2,727	50,810
Net product sales	$157,740	$110,444	$268,184
Royalties	3,887	—	3,887
Net revenue	$161,627	$110,444	$272,071

	Year ended December 31, 2024
(In thousands)	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$103,168	$120,362	$223,530
Distributors	41,630	4,209	45,839
Net product sales	$144,798	$124,571	$269,369
Royalties	4,468	31	4,499
Net revenue	$149,266	$124,602	$273,868

	Year ended December 31, 2023
(In thousands)	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$72,446	$97,222	$169,668
Distributors	40,203	3,245	43,448
Net product sales	$112,649	$100,467	$213,116
Royalties	5,002	20	5,022
Net revenue	$117,651	$100,487	$218,138

For the year ended December 31, 2025, four customers accounted for 16%, 16%, 11%, and 11% of the Company’s revenue, respectively. For the year ended December 31, 2024, three customers accounted for 18%, 17%, and 10% of the Company’s revenue, respectively. During the year ended December 31, 2023, two customers accounted for 28% and 20% of the Company’s revenue, respectively.
Revenue by Geographic Region
Total revenue by geographic region, based on the location of the end customer, was as follows for the periods indicated:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue by Geographic Region
North America[1]	$211,972	$202,261	$154,357
Rest of the World	56,212	67,108	58,759
Net product sales	$268,184	$269,369	$213,116
Royalties	3,887	4,499	5,022
Net revenue	$272,071	$273,868	$218,138
1 North America represents the United States and Canada.
During the years ended December 31, 2025, December 31, 2024, and December 31, 2023 only one country, the United States, accounted for more than 10% of the Company’s total revenues, with net product sales amounting to $204.5 million, $192.6 million, and $145.3 million, respectively.

5.GOODWILL
Gross goodwill acquired in the Business Combination of its Obagi Medical and Milk Makeup reporting units was $268.3 million and $135.1 million, respectively, prior to cumulative historical impairment charges. The following table presents changes in goodwill by reportable segment:

(In thousands)	Obagi Medical	Milk Makeup	Total Goodwill
Balance as of December 31, 2023	$199,548	$135,072	$334,620
Impairment loss	(5,031)	—	(5,031)
Balance as of December 31, 2024	$194,517	$135,072	$329,589
Impairment loss	(132,058)	(19,960)	$(152,018)
Balance as of December 31, 2025	$62,459	$115,112	$177,571

6.INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of December 31, 2025:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade name	14	$439,121	$(99,355)	$339,766
Customer/distributor relationships	11	34,634	(7,795)	26,839
Tretinoin distribution and supply agreement	5	37,176	(24,942)	12,234
Formulations	8	25,303	(9,921)	15,382
Novaestiq distribution agreement	20	32,635	—	32,635
Patents	20	273	(31)	242
Total		$569,142	$(142,044)	$427,098
During the year ended December 31, 2025, certain Japan-related “Obagi” trademarks and associated rights were sold and transferred pursuant to the Trademark Transfer Agreement (see “Note 3. Acquisitions and Strategic Transactions”). In connection with the transaction, intangible assets with a net carrying value of approximately $76.8 million were derecognized from the consolidated balance sheets. The Company recognized a gain on sale of $5.7 million, representing the excess of consideration received over the net carrying value of the assets sold, which is included within gain on sale of trademark in the consolidated statements of operations and comprehensive loss.
In addition, the Company acquired a distribution agreement with the fair value amount of $32.6 million in connection with the acquisition noted in Note 3.

Intangible assets, net consisted of the following as of December 31, 2024:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade name	14	$559,875	$(102,169)	$457,706
Customer/distributor relationships	11	36,000	(6,449)	29,551
Tretinoin distribution and supply agreement	5	38,900	(18,885)	20,015
Formulations	8	28,900	(9,943)	18,957
Patents	20	227	(18)	209
Total		$663,902	$(137,464)	$526,438
Amortization expense for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, was $56.1 million, $56.7 million, and $56.7 million, respectively.
Expected amortization for each of the years between 2026 through 2030, and thereafter are as follows:
(In thousands)

Years ending December 31,
2026	$42,692
2027	39,820
2028	36,001
2029	36,001
2030	34,864
Thereafter	237,720
$427,098
7.DEBT

(In thousands)	Maturity Date	As of December 31, 2025	As of December 31, 2024
Term Loans	November 2028	$151,325	$—
2022 Term Loan	July 2026	—	153,125
Note Payable	May 2026	771	830
2022 Revolving Credit Facility	July 2026	—	15,000
Unamortized debt discount		(12,184)	—
Unamortized debt issuance costs		(3,389)	(2,339)
Net carrying amount		$136,523	$166,616
Less: Current portion of long-term debt		(771)	(29,479)
Total long-term portion		$135,752	$137,137
Amortization of debt issuance costs included in interest expense was $2.4 million, $1.7 million, and $1.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.
Lumina Credit Agreement
On November 14, 2025, the Company together with the Milk Makeup LLC and Obagi Cosmeceuticals LLC, (the “Lumina Borrowers”), entered into a credit agreement with the Lumina Administrative Agent, and the Lenders providing for a secured term loan facility in an aggregate principal amount of $225.0 million comprised of (i) a tranche of Term Loans in an aggregate principal amount of $195.0 million and (ii) a tranche of Term Loans in an aggregate principal amount of $30.0 million.

On November 17, 2025, the Lenders funded the Term Loans. The Term Loans mature on November 17, 2028, and bear interest at a fixed rate of 14.75% per annum from the Lumina Closing Date through November 17, 2026. Beginning November 17, 2026, the interest rate increases by 0.25% for each three-month interval thereafter. The interest is payable in kind in arrears of each three-month interval after the Lumina Closing Date. The Term Loans have no scheduled amortization payments prior to the Maturity Date.
With respect to the Term Loans, certain prepayments prior to the Maturity Date will be subject to a prepayment premium equal to (i) if such prepayment is made on or prior to the Targeted Liquidity Event Date (as defined in the Lumina Credit Agreement), an additional amount, which represents a minimum guaranteed return on the Term Loans and is calculated as a multiple of the principal being repaid, prepaid or accelerated that is 1.20:1.00, which is reduced to 1.015:1.00 for certain prepayments, (ii) if such prepayment is made after the Targeted Liquidity Event Date but on or prior to the date that is fifteen months after the Lumina Closing Date, 7.5% of the aggregate amount of all Term Loans so prepaid, and (iii) if such prepayment is made after the date that is fifteen months after the Lumina Closing Date, 5.00% of the aggregate amount of all Term Loans so prepaid. Early repayment may require the Company to pay a minimum guaranteed return to lenders with the applicable penalty decreasing over time. These provisions may materially limit the Company’s ability to refinance or repay the Term Loans prior to maturity.
Certain provisions of the Lumina Credit Agreement, including prepayment and premium features associated with early repayment, refinancing or other specified events, were determined to contain embedded derivative features that require separate accounting under ASC 815, Derivatives and Hedging. Accordingly, the Company bifurcated an embedded derivative liability from the host debt instrument at issuance. The embedded derivative liability is recorded within other current liabilities on the consolidated balance sheets and is remeasured at fair value at each reporting date, with changes in fair value recognized in earnings. For the year ended December 31, 2025, the Company recognized a $0.1 million change in fair value related to the embedded derivative liability, which is included in change in fair value of derivative liabilities in the consolidated statements of operations and comprehensive loss. See “Note 10. Fair Value Measurements” for additional information regarding the valuation methodology and significant assumptions used to measure the embedded derivative liability.
Additionally, the Lumina Credit Agreement requires the Company, the Lumina Borrowers and their subsidiaries to comply with a financial covenant to maintain a maximum Total Leverage Ratio (as defined in the Lumina Credit Agreement) of 6.50 to 1.00 with steps down over time to 2.50 to 1.00, which commences on the Targeted Liquidity Date.
The Lumina Credit Agreement contains (i) customary representations and warranties, (ii) affirmative covenants including, among other things, with respect to the (A) under certain circumstances, providing the Lenders with the right to appoint an investment bank to effect a Liquidity Event (as defined in the Lumina Credit Agreement), (B) appointment of an authorized representative by the Lenders that hold more than 50% of the outstanding Tranche B Term Loans which representative is entitled to attend (but not entitled to vote at) (x) each meeting of the Company’s Board and (y) each meeting of the Lumina Borrowers’ or certain of their subsidiaries’ boards of directors on which another member of the Company’s Board serves as a director, and (C) issuance of certain warrants to the Lenders that hold Term Tranche B Loans to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding on or prior to July 1, 2026, so long as any Term Tranche B Loans are then outstanding, (iii) negative covenants including, among other things, limitations on the Lumina Parent Guarantor to engage in any material business activities and limitations on the ability of the Lumina Borrowers, the Lumina Parent Guarantor and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates, enter into sale and leaseback transactions, change in nature of business, amend organization documents, change in accounting policies and financial reporting practices and prepay or amend the terms of junior debt and (iv) events of defaults, including, among other things, nonpayment, misrepresentation, cross-default with other indebtedness and breach of certain covenants.
In connection with the Lumina Credit Agreement, if any portion of the Term Tranche B Loans are outstanding as of such date, the Company shall issue to the holder of Term Tranche B Loans, on a pro rata basis, warrants to purchase 1,000 ordinary shares of the Company per $1,000 principal amount of the Term Tranche B Loans on July 1, 2026. Under the terms of the warrant, the exercise price per ordinary share is the lower of (i) 80% of the volume‑weighted average price (“VWAP”) of the Company’s ordinary shares over the 30‑trading‑day period beginning on the trading day immediately preceding the Initial Exercise Date, and (ii) the fixed exercise price applicable to the Holder’s conversion period. In all cases, the exercise price may not be less than $0.50. The obligation to issue the warrants is automatically cancelled upon full repayment of all obligations under the Tranche B Loans.
Management evaluated the potential issuance of warrants in connection with the accounting assessment of the Lumina Credit Agreement. Based on management’s assessment that the probability of warrant issuance was remote, the fair value attributable to the contingent warrant feature was determined to be de minimis and did not have a significant impact on the embedded derivative liability recognized under ASC 815. See “Note 10 — Fair Value Measurements” for additional information.
In November 2025, the Company paid down $76.4 million of Tranche A Loans with the proceeds from the sale of Obagi Japan Trademarks to Rohto.
In connection with the issuance of the Lumina Credit Agreement, the Company incurred $3.5 million of debt issuance costs. As of December 31, 2025, the Company had unpaid principal of $151.3 million and unamortized debt issuance costs of $3.4 million. As of December 31, 2025, the effective interest rate was 19.1%. Interest of $2.7 million was capitalized to the outstanding principal balance as payment-in-kind (“PIK”) interest as of December 31, 2025.
Scheduled maturities under the Company’s Lumina Credit Agreement and the Note Payable as of December 31, 2025, are as follows:
(In thousands)

Year Ending December 31,	Amount
2026	$771
2027	—
2028	151,325
2029	—
2030	—
Total unpaid principal	$152,096
TCW Credit Agreement
On March 18, 2025, the Company and certain subsidiaries entered into a credit agreement with TCW Asset Management Company, LLC providing for a $175.0 million first-lien term loan facility and a $30.0 million revolving credit facility. The Company borrowed $175.0 million under the term loan facility on March 18, 2025, and borrowings under the TCW Credit Agreement bore interest at variable rates based on either an alternate base rate or term SOFR plus an applicable margin. The Company utilized the full revolving credit facility of $30.0 million during the period. Subsequently, the Company entered into certain limited consents, amendments and letter agreements that modified certain covenants and pricing terms and provided temporary covenant relief.
In November 2025, the Company fully repaid and extinguished all obligations under the TCW Credit Agreement. Upon extinguishment, all outstanding borrowings were settled and the remaining unamortized debt issuance costs were written off and recognized as a loss on extinguishment of debt within the consolidated statements of operations and comprehensive loss. Accordingly, no amounts were outstanding under the TCW Credit Agreement as of December 31, 2025. The loss on extinguishment of debt recognized during the year ended December 31, 2025 was $22.3 million.
JPM 2022 Credit Agreement
In June 2022, the Company entered into a senior secured credit agreement providing for a $175.0 million term loan facility and a revolving credit facility of up to $45.0 million with JPMorgan Chase Bank, N.A. as administrative agent (the “JPM 2022 Credit Agreement”). Borrowings under the facility bore interest at variable rates based on either an alternate base rate or a term benchmark rate plus an applicable margin. In connection with entering into the agreement, the Company incurred approximately $6.3 million of debt issuance costs.
In March 2025, the Company fully repaid and extinguished all outstanding obligations under the JPM 2022 Credit Agreement in connection with entering into the TCW Credit Agreement. Upon extinguishment, all related commitments were terminated and the remaining unamortized debt issuance costs were written off and recognized as a loss on extinguishment of debt of $2.1 million in the consolidated statements of operations and comprehensive loss. Accordingly, no amounts were outstanding under the JPM 2022 Credit Agreement as of December 31, 2025.
As of December 31, 2024, the weighted-average interest rate on borrowings under the JPM 2022 Credit Agreement was approximately 8.7%. The current portion of outstanding borrowings totaled $30.3 million and accrued interest was $1.4 million as of December 31, 2024.
Note Payable — Directors and Officers (“D&O”) Insurance
In August 2025, the Company entered into an agreement with a financing company for $1.5 million to finance its D&O insurance policy. The terms of the agreement stipulated equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2026. Interest is accrued on this loan at an annual rate of 8.25%. A similar facility entered into in July 2024 was fully repaid during fiscal year 2025.
8.LEASES
The Company has operating leases for real estate properties for office and warehouse spaces with initial terms between approximately 1 and 11 years. Some of the Company’s lease contracts include options to extend the leases for up to 5 years. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.
The Company’s lease expenses of $3.8 million, $3.7 million and $3.5 million during the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively, were composed of operating lease costs. The Company does not have any finance leases, short-term lease costs or variable lease costs.
Supplemental cash flow information related to the Company’s operating leases was as follows:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cash paid for amounts included in the measurement of operating lease liabilities	$3,992	$3,826	$3,309
Right-of-use assets obtained in exchange for new operating lease liabilities	$174	$131	$446

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Weighted-average remaining lease term	5.51	6.05	6.92
Weighted-average discount rate	5.9%	5.9%	5.9%
Reconciliation of the undiscounted future minimum lease payments under non-cancelable operating leases to the total operating lease liability recognized on the consolidated balance sheet as of December 31, 2025 was as follows:

(In thousands)	Amount
2026	$2,899
2027	2,452
2028	2,504
2029	2,548
2030	2,464
Thereafter	1,710
Total future minimum lease payments	$14,577
Less: Imputed interest	(2,089)
Total reported lease liability	$12,488

Texas Leases
In December 2021 and July 2022, Obagi entered into a lease for a warehouse and office space, respectively, in Texas. The warehouse and office space leases will expire in 2032 and 2033, respectively.
The warehouse space was never made operational and in 2023, the Company actively began marketing the space for sublease. The Company entered into a sublease for the warehouse space that will run through February 2032 with annual rent of $0.3 million. The sublease does not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $0.8 million during the year ended December 31, 2023 which was the excess of the carrying value of the associated lease right-of-use asset over its fair value.
In September 2023, Obagi vacated the Texas office space and relocated its headquarters to California, and actively began marketing the space for sublease. The Company entered into a sublease for the office space that ran through December 2025 with annual rent of $0.4 million. The sublease did not contain a provision for early termination or extension at the end of the lease. As a result, the Company recorded an impairment charge of $2.7 million during the year ended December 31, 2023 which was the excess of the carrying value of the associated office lease right-of-use asset over its fair value. The Company has been actively marketing the vacant space for sublease.
The Company estimated the fair values using discounted cash flows from the estimated net sublease rental income as of the date the decision to sublease was made. The impairment charges are included in selling, general and administrative expense in the consolidated statements of operations and comprehensive loss.
9.FINANCIAL INSTRUMENTS
Warrant Liabilities
Pursuant to Waldencast’s IPO, the Company issued 11,499,950 Public Warrants to third-party investors. Simultaneously with the closing of the IPO, Waldencast completed the private sale of 5,933,333 warrants (the “Sponsor Warrants”) to the Sponsor. Also, in connection with the IPO, on February 22, 2021, Waldencast, the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund), a member of the Sponsor (“Zeno”), entered into a Forward Purchase Agreement (the “Sponsor FPA”), which was subsequently amended by the assignment and assumption agreement entered into by and between the Sponsor and Burwell Mountain Trust (“Burwell”) on December 20, 2021. Under the assignment and assumption agreement, Sponsor assigned, and Burwell assumed, all of the Sponsor’s rights and benefits under the Sponsor FPA, pursuant to which, Burwell and Zeno committed to subscribe for and purchase 16,000,000 Class A ordinary shares and 5,333,333 warrants (the “Sponsor FPA Warrants”) in connection with the closing of the Business Combination. In addition, Waldencast and Beauty Ventures LLC (“Beauty Ventures”) entered into a Forward Purchase Agreement on March 1, 2021 (the “Third-Party FPA”, and together with the Sponsor FPA, the “FPAs”), pursuant to which Beauty Ventures committed to subscribe for and purchase up to 17,300,000 Class A ordinary shares and 5,766,666 warrants (the “Third-Party FPA Warrants” and together with the Sponsor FPA Warrants, the “FPA Warrants”) for an aggregate commitment amount of $173.0 million, in connection with the closing of Waldencast’s initial business combination. Finally, in connection with the Business Combination, Waldencast issued 1,000,000 warrants to settle $1.5 million working capital loans with its Sponsor, the terms of which are identical to the Sponsor FPA Warrants (the “Sponsor Loan Warrants”). The Sponsor Loan Warrants and Third-Party FPA Warrants are collectively referred to as the “Private Placement Warrants.”
As of December 31, 2025, all of the above-noted warrants, totaling 29,533,182, remained issued and outstanding. The Company recognized a gain of $3.8 million, a gain of $23.6 million, and a loss of $10.3 million from the change in fair value of the Public Warrants and Private Placement Warrants in the Company’s consolidated statements of operations and comprehensive loss during the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.
Following the Domestication, Public Warrants and Private Placement Warrants each entitle the holder to purchase one share of the Company’s Class A ordinary shares at an exercise price of $11.50 per share. Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued and only whole warrants can trade. The Public Warrants became exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire June 27, 2027, or earlier upon redemption or liquidation.

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
The terms of the Third-Party FPA Warrants are identical to the Public Warrants. The Sponsor Loan Warrants and Sponsor FPA. The Sponsor Loan Warrants and Sponsor FPA Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees, thereafter they will be redeemable by the Company and exercisable by such holders on the same basis as Public Warrants.

10.FAIR VALUE MEASUREMENTS
Liabilities Measured at Fair Value on a Recurring Basis
The following tables present information by year about the Company’s financial instruments that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of December 31, 2025
($ in thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative warrant liabilities - Public	517	517	—	—
Derivative warrant liabilities - Private	664	—	664	—
Contingent consideration liabilities	21,020	—	—	21,020
Embedded derivatives	11,833	—	—	11,833

	As of December 31, 2024
($ in thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative warrant liabilities - Public	1,983	1,983	—	—
Derivative warrant liabilities - Private	3,038	—	3,038	—
The Company did not transfer any assets or liabilities measured at fair value on a recurring basis between levels during the year ended December 31, 2025.
Private derivative warrants are classified as Level 2 financial instruments. The fair value of the Level 2 Private Placement Warrant liabilities has been measured based on the fair value of Public Warrant liabilities.
The Company determines the fair value of the contingent consideration liabilities based on Level 3 inputs using the Monte-Carlo method. Significant unobservable input assumptions that can significantly change the fair value include the projected amount and timing of the net sales of Saypha® products, the net sales volatility and the discount rate. During the year ended December 31, 2025, the Company utilized net sales volatility of 24.0% and discount rate of 17.0%. Significant increases or decreases in the net sales volatility, discount rate, and to the projected net revenues would result in a significantly lower or higher fair value measurement, which could materially impact the fair value reported on the consolidated balance sheet.
The Company determines the fair value of the embedded derivatives based on Level 3 inputs using a probability weighted value analysis. Significant unobservable input assumptions that can significantly change the fair value include the amount and timing of related debt repayments and the probability outcome percentage assigned to each scenario. Significant increases or decreases in the amount and timing of related debt repayments and the probability outcome percentage assigned to each scenario would result in a significantly lower or higher fair value measurement, which could materially impact the fair value reported on the consolidated balance sheet.

The following tables summarize the change of all liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

(In thousands)	Contingent Consideration	Embedded Derivatives
Liabilities:
Balance at January 1, 2025	$—	$—
Additions	21,881	12,553
Settlements	—	(864)
Change in fair value	(861)	144
Balance at December 31, 2025	$21,020	$11,833
Other Financial Assets and Liabilities
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
11.SUPPLEMENTAL BALANCE SHEET DISCLOSURES
Accounts Receivable, Net
As of December 31, 2025, accounts receivable, net consisted of gross accounts receivable of $28.2 million, less allowance for credit losses of $0.2 million. As of December 31, 2024, accounts receivable, net consisted of gross accounts receivable of $25.6 million, less allowance for credit losses of $0.1 million.
Changes in the allowance for credit losses were as follows:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Balance at beginning of period	$108	$1,552	$994
Provision (recovery) for credit losses	165	(996)	558
Write-off of uncollectible accounts, net	(96)	(448)	—
Balance at end of period	$177	$108	$1,552
Inventories
The components of inventories were as follows:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Work in process	$9,664	$8,354
Finished goods	44,945	44,750
Total inventories	$54,609	$53,104

Property and Equipment, Net
Property and equipment, net consisted of the following:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Computer hardware, software and equipment	$946	$742
Furniture and fixture	12,225	9,848
Machinery and equipment	613	598
Internally developed software	2,538	1,739
Construction in process	168	—
Leasehold improvements	2,104	2,100
Total property and equipment	$18,594	$15,027
Less accumulated depreciation	(12,354)	(9,196)
Property and equipment, net	$6,240	$5,831
Depreciation expense for property and equipment for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, were $3.1 million, $3.3 million, and $3.8 million, respectively.
Depreciation expense pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.
Other Current Liabilities
The major components of other current liabilities consisted of the following:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Accrued salaries and related expenses	$4,932	$9,155
Accrued sales returns and damages	6,636	2,723
Accrued interest(1)	—	1,424
Accrued professional services	5,956	3,832
Accrued freight	4,111	(220)
Income taxes payable	3,610	408
Other taxes	8,357	(30)
Other	6,765	2,268
Total	$40,367	$19,560
(1) Under the Lumina Credit Agreement, accrued interest is PIK and increases the principal balance of the Term Loan rather than paid in cash. As a result, no accrued interest is recorded in other current liabilities as of December 31, 2025.
12.STOCK-BASED COMPENSATION
Incentive Award Plan
The Company’s 2022 Incentive Award Plan (the “2022 Plan”) provides for incentives to be provided to selected officers, employees, non-employee directors and consultants of the Company in the form of options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses or other stock-based awards granted under the 2022 Plan. All shares reserved for issuance under the 2022 Plan may be granted as incentive stock options. The 2022 Plan became effective on July 27, 2022, in connection with the closing of the Business Combination.
The notional maximum number of ordinary shares authorized under the 2022 Plan for the fiscal year ended December 31, 2025 was 26,704,741 (the “Share Reserve”). The Share Reserve automatically increases on January 1st of each calendar year by 3% of the total ordinary shares then issued and outstanding, or such lesser amount as determined by the Board. In December 2025, the plan administrator determined that the Share Reserve under the 2022 Plan would not be increased for January 1, 2026. As of December 31, 2025, taking into account previous grants and forfeitures, the Company had 11,509,249 ordinary shares remaining available for future issuances under the 2022 Plan.
Inducement Plan
Under the 2022 Inducement Plan, we may grant Restricted Stock Units (“RSUs”), Performance Stock Units (“PSUs”), non-qualified options, Stock Appreciation Rights (“SARs”), other stock-based awards (valued in whole or in part by reference to, or otherwise based on our ordinary shares, including dividend equivalents) and bonuses payable in fully vested ordinary shares to individuals who satisfy the standards for inducement grants under Rule 5635(c)(4) of the Nasdaq Listing Rules and the related guidance issued thereunder.
As of December 31, 2025, the notional maximum number of Class A ordinary shares authorized for issuance under the 2022 Inducement Plan was 950,000, subject to adjustment for changes in capitalization as provided under the 2022 Inducement Plan.
Founder Replacement Options
On April 9, 2025, the Board approved the cancellation of all previously issued founder stock options (both vested and unvested) and the grant of replacement stock options (the “2025 Founder Awards”) to the Company’s Chief Executive Officer and Chief Growth Officer. The replacement awards were issued pursuant to the 2022 Plan and represent a modification of the original awards in accordance with ASC 718.
A total of 5,730,000 stock options were granted, consisting of 4,135,340 options to the Chief Executive Officer and 1,594,660 options to the Chief Growth Officer, each with an exercise price of $3.98 per share. The awards vest in three equal installments beginning on January 1, 2026, and each anniversary thereafter, subject to continued service, and expire five years after each vesting date.
The Company determined the grant date and service inception date to be April 9, 2025. The fair value of the replacement options was estimated on the grant date using the Black-Scholes-Merton option pricing model. Significant assumptions used in the valuation included an expected term ranging from 3.85 to 5.58 years, expected volatility ranging from 67.5% to 70.0%, risk-free interest rates ranging from 3.97% to 4.10%, and an expected dividend yield of 0.0%. Expected exercise behavior was reflected in the determination of the expected term based on historical experience and peer-group data.
The cancellation and concurrent replacement of the original awards was accounted for as a modification under ASC 718. Compensation expense reflects the remaining unrecognized cost of the original awards together with any incremental fair value of the replacement awards and is recognized on a straight-line basis over the revised requisite service period.
Restricted Stock Units
There were no RSU grants made for the year December 31, 2023.
In 2024, the Company granted an aggregate of 3,828,878 RSU incentive awards to employees and non employees of the Company, generally vesting over one to three years. Some portion vested immediately with the balance vesting annually. Of these awards, 312,830 were granted to the Founders. Also in 2024, the Company granted an aggregate of 319,471 RSUs to directors, typically vesting immediately or over one to three years.
A grant of 50,000 RSUs was made for the year ended December 31, 2025, to an employee, vesting over three years.
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
In 2023, the Company granted an aggregate of 2,290,000 strategic growth incentive 2025 awards in performance vested share units to certain Company employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the Company’s net revenue and EBITDA targets for the year ended December 31, 2025. These awards had a grant date fair value per share of $8.88 and require a one-year post vesting holding period once the shares have been awarded. Given the Company’s performance for the year ended December 31, 2025, the Board determined that the targets were not met and accordingly, such awards were cancelled.
Restricted stock activity for the year ended December 31, 2025, was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2024	7,583,255	$4.61
Granted	50,000	2.33
Vested	(2,057,647)	5.32
Forfeited	(244,664)	5.16
Outstanding as of December 31, 2025	5,330,944	$4.30
Stock option activity for the year ended December 31, 2025, was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2024	17,137,358	$10.48	6.4	$1,156
Granted	5,730,000	3.98	6.0	—
Exercised	—	—	—	—
Modified	(11,500,000)	13.24	—	—
Forfeited	(164,657)	5.39	—	—
Balance as of December 31, 2025	11,202,701	4.40	5.5	184
Exercisable as of December 31, 2025	5,445,414	4.70	4.7	184
Vested and expected to vest as of December 31, 2025	11,202,701	$4.40	5.5	$184
The weighted average grant date fair value of stock options granted during the year ended December 31, 2025 was $1.30 per option. There were no stock options granted in 2024 or 2023.
Stock-compensation expense for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, was $11.8 million, $9.4 million, and $9.2 million, respectively. The unrecognized compensation cost as of December 31, 2025 for stock options and restricted stock was $11.7 million and $5.4 million, respectively. These costs are expected to be recognized over a weighted-average service period of 1.0 and 1.6 years for stock options and restricted stock, respectively.

13. SHAREHOLDERS’ EQUITY
Share Capital
Under the Company’s Memorandum of Association (the “Constitutional Document”), its authorized share capital consists of 1,000,000,000 Class A ordinary shares, 100,000,000 Class B ordinary shares and 25,000,000 Preferred Shares, each having a par value of $0.0001. As of December 31, 2025, there were 118,217,630 and 10,019,983 Class A and Class B ordinary shares, respectively, issued and outstanding. The Company did not have any Preferred Shares issued and outstanding as of December 31, 2025.
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
Class B ordinary shares were issued by the Company to the Milk Members in connection with the Business Combination, giving rise to noncontrolling interest in the Company’s controlled subsidiary, Waldencast Partners LP. Holders of Class B ordinary shares also hold a corresponding number of Waldencast LP partnership units in Waldencast Partners LP. The Constitutional Document prohibits issuances of additional shares of Class B ordinary shares, unless issued to a noncontrolling interest in connection with the Company’s Up-C structure. Each Class B ordinary share, together with one corresponding Waldencast LP partnership unit, may be exchanged for one Class A ordinary share at the option of the holder. If such option is exercised, the exchanged Class B ordinary share will automatically be surrendered and retired for no consideration and the corresponding Waldencast LP partnership unit will be redeemed or exchanged by Waldencast Partners LP. If the Company issues or redeems Class B ordinary shares, Waldencast Partners LP is obligated to issue or redeem a corresponding number of Waldencast LP partnership units, such that the number of issued and outstanding partnership units at any time will correspond and be equivalent to the then number of issued and outstanding Class B ordinary shares.
14. NET LOSS PER SHARE
The Company uses the weighted average ownership percentages during the period to calculate the net loss per share attributable to public shareholders and the noncontrolling interest holders. The following table sets forth the computation of basic and diluted net loss using the treasury stock method:

(In thousands, except for share and per share amounts)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Numerator:
Net loss	$(248,056)	$(48,648)	$(105,968)
Net loss attributable to noncontrolling interest	(18,307)	(6,205)	(15,987)
Net loss attributed to Class A shareholders - basic and diluted EPS	(229,749)	(42,443)	(89,981)
Denominator:
Weighted-average basic shares outstanding	114,070,225	109,295,742	91,158,500
Effect of dilutive securities	—	—	—
Weighted-average diluted shares	114,070,225	109,295,742	91,158,500
Basic and diluted net loss per share	$(2.01)	$(0.39)	$(0.99)

The following table represents potential ordinary shares outstanding that were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Warrants	29,533,182	29,533,282	29,533,282
Stock options	11,202,701	17,137,358	18,915,358
Restricted stock	5,330,944	7,583,255	2,296,831
Total	46,066,827	54,253,895	50,745,471
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
The Company’s consolidated pretax (loss) income for the periods presented were generated by domestic and foreign operations as follows:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
(Loss) income before income taxes:
United States	$(138,337)	$2,684	$(82,868)
Foreign	(123,908)	(51,222)	(30,075)
Total	$(262,245)	$(48,538)	$(112,943)
The provision for income taxes for the periods presented consisted of the following:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Current:
Federal	$3,326	$784	$12
State and local	(95)	268	32
Foreign	24	243	2
Total current tax expense	3,255	1,295	46
Deferred:
Federal	(13,030)	(144)	(7,927)
State and local	(4,414)	(976)	906
Foreign	—	(66)	—
Total deferred tax expense:	(17,444)	(1,185)	(7,021)
Federal	(9,703)	640	(7,915)
State and local	(4,510)	(708)	938
Foreign	24	178	2
Net income tax (benefit) provision	$(14,189)	$110	$(6,975)

For the year ended December 31, 2025, the income tax provision (benefit) related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 25% to loss before income tax. The reconciliation, presented in accordance with ASU 2023-09, is as follows:

Year ended December 31, 2025
Income tax benefit of the United Kingdom	25.00%
Change in Valuation Allowance	(6.53)%
Nondeductible Items
Goodwill impairment	(1.78)%
Non-deductible loss	(0.52)%
Other
Tax effect of eliminations	(7.86)%
Foreign Tax Effects
Cayman Islands	(0.50)%
United States	(1.29)%
United States withholding tax	(1.27)%
Other foreign jurisdictions	0.16%
Total	5.41%
For the years ended December 31, 2024 and December 31, 2023, income taxes differed from the amounts computed by applying the indicated current U.S. federal income tax rate to pretax losses from operations as a result of the following:

	Year ended December 31, 2024	Year ended December 31, 2023
Income tax benefit at Bailiwick of Jersey/United Kingdom for Successor and Income tax benefit at Cayman Islands for Predecessor statutory rate	4.3%	—%
U.S./foreign tax rate differential	10.0%	15.9%
State income tax benefit, net of federal benefit	1.7%	2.1%
Permanent Items	3.5%	(0.1)%
Noncontrolling interest	(0.9%)	(1.8%)
Change in valuation allowance	(5.6%)	(10.4%)
True-Ups	(12.2)%	—%
Equity Compensation	0.5%	0.5%
Withholding tax	(1.6)%	—%
Goodwill impairment	—%	—%
Total income tax (benefit) expense	(0.2)%	6.2%
As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2025, a valuation allowance of $35.1 million has been provided for predominantly on the deferred tax assets related to the Company’s investment in Waldencast Partners LP. If or when recognized, the tax benefits related to any reversal of valuation allowance will be accounted for as a reduction of income tax expense. A valuation allowance of $22.5 million was recorded as of December 31, 2024.
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of temporary differences that give rise to portions of the deferred tax assets and deferred tax liabilities as of December 31, 2025 and December 31, 2024 are presented below:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Deferred tax assets:
Inventory reserve	$2,428	$3,217
Net operating losses	34,336	19,016
Non-deductible interest carryover	11,164	3,790
Accruals and other temporary differences	6,102	8,943
Goodwill	4,334	—
Investment in Waldencast LP	11,673	13,147
Total deferred tax assets	70,037	48,113
Deferred tax liabilities:
Fixed asset basis	(37,289)	(37,035)
Other temporary differences	(704)	(2,651)
Total deferred tax liabilities	(37,993)	(39,685)
Less: valuation allowance	(35,126)	(22,471)
Net deferred taxes	$(3,082)	$(14,044)
The Company revised the presentation of certain deferred tax assets by aggregating previously separate components within the deferred tax footnote. This reclassification had no impact on total deferred tax assets, the net deferred tax position, income tax expense, or any amounts previously reported.
Net operating losses and tax credit carryforwards as of December 31, 2025 and December 31, 2024 were as follows:

	As of December 31, 2025		As of December 31, 2024
(In thousands)	Amount	Expiration Year	Amount	Expiration Year
Net operating losses, federal (Post December 31, 2017)	$60,402	Do not expire	$42,539	Do not expire
Net operating losses, state	33,627	2039 - 2045	25,383	2039 - 2045
Tax Credits, federal	387	2039 - 2041	387	2039 - 2041
Tax Credits, state	121	Do not expire	88	Do not expire
Pursuant to Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), annual use of the Company’s net operating losses (“NOLs”) and research and development (“R&D”) credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50.0% occurs within a three-year period. The Company has not undergone an analysis to determine whether this limitation would apply to the utilization of the NOL carryforward. However, as the federal NOLs do not expire, the Company does not believe that any potential limitations to federal or state NOLs, or federal credit carryforwards, if applicable, would be material to the financial statements.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations and comprehensive loss. There were no such unrecognized tax benefits as of December 31, 2025 or December 31, 2024. The Company does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.
As of December 31, 2025, there were no active taxing authority examinations in any of the Company's major tax jurisdictions other than in relation to Obagi Cosmeceuticals LLC for the 2021 tax year. There have been no findings or adjustments related to this open tax examination. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2020 through 2025.
On July 4, 2025, President Trump signed into law the legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. While the OBBBA did not have a significant impact on the Company’s total tax provision as of December 2025, the Company is still evaluating the Company’s position on the elective provisions of the law and the potential impacts of those elections on the consolidated financial statements.
The cash paid for income taxes (net of refunds) during the year was as follows:

(In thousands)	Year ended December 31, 2025
United States State and Local Taxes	$174
Other	26
Foreign Taxes
Singapore	8
Total	$208
In relation to United States State and Local Taxes, income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdictions:

(In thousands)	Year ended December 31, 2025
California	$25
Massachusetts	38
New York	30
New York City	15
South Carolina	20
Tennessee	30
Texas	16
Total United States State and Local Taxes	$174
No single jurisdiction or state included in Other represents 5% or more of total cash paid for income taxes (net of refunds) for any period presented. Accordingly, these amounts have been aggregated and presented within their respective categories.

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
In connection with the 2023 PIPE Investment, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain of our Class A ordinary shares that are held by the parties thereto from time to time, subject to the restrictions on transfer therein (the “2023 PIPE Registration Rights”). The 2023 PIPE Registration Rights terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).
Indemnification Agreements
The Company enters into indemnification agreements with its directors, executive officers, and certain employees in the normal course of business. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from an indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. During the year ended December 31, 2025, the total benefit received by the Company in connection with the indemnification agreements was $0.2 million, primarily due to the receipt of insurance reimbursement amounts that were higher than the estimated receivables initially recorded in the prior fiscal year. During the year ended December 31, 2024, the total expense related to the indemnification agreements was $4.6 million.
Transactions with Cedarwalk in Connection with the Business Combination
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed all of the outstanding shares of its subsidiary, Obagi Hong Kong Limited (“Obagi Hong Kong”), to its shareholder, Cedarwalk Skincare Ltd. (“Cedarwalk”) (the “Obagi China Distribution”). All sales of Obagi products in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) prior to the Business Combination had been conducted through Obagi Hong Kong and its subsidiaries (the “Obagi China Business”), which were not acquired by Waldencast in the Business Combination.
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
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License

Agreement is terminated. The Company anticipates it will continue supplying the Obagi China Business with products until the Obagi China Business is added to Obagi’s CMO agreements, at which time it will then order directly from the CMOs.
During the year ended December 31, 2025, there was no revenue or related cost of goods sold generated from supplying products to the Obagi China Business. During the year ended December 31, 2024, net revenue generated from supplying products to the Obagi China Business was $2.8 million and the related cost of goods sold was $0.8 million. During the year ended December 31, 2023, net revenue generated from supplying products to the Obagi China Business was $5.6 million and the related cost of goods sold was $1.7 million.
As of December 31, 2025, the Company had $1.2 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet. As of December 31, 2024, the Company had $0.8 million in related party accounts receivable from the Obagi China Business in the consolidated balance sheet.
Under the Transition Services Agreement, which expired on July 27, 2023, the Company provided Obagi Hong Kong and its affiliates certain transition services to enable them to conduct the Obagi China Business as a going concern in the China Region. The transition services were provided for an initial term of up to twelve (12) months, with an option to extend the service, which was not exercised. The Company earned no revenue under the agreement as the contractual threshold amount was not reached prior to expiration.
Milk Makeup
Milk Makeup subleases from Milk Studios Los Angeles LLC certain space in Los Angeles, CA on a month-to-month basis. Milk Makeup primarily uses these facilities for corporate offices and as an in-house studio. Milk Makeup also receives certain services from an employee of Milk Studios. During each of the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company incurred administrative fees of $0.3 million in connection with the sublease and services, which is recorded in SG&A expenses in the consolidated statements of operations and comprehensive loss.
One of the cofounders of Milk Makeup and a shareholder of the Company is party to an influencer agreement with Milk Makeup pursuant to which the shareholder provides certain brand services to Milk Makeup. Milk Makeup incurred $0.1 million in fees pursuant to this agreement during the year ended December 31, 2025 and the year ended December 31, 2024.
17. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
The Company is and may in the future become subject to legal proceedings, investigations, such as the SEC investigation described below, and claims, including claims that arise in the ordinary course of business, such as claims by customers, claims or investigations brought by regulators, IP infringement claims or employment claims made by our current or former employees and independent contractors. Management evaluates these matters on an ongoing basis and records accruals for loss contingencies when required. While management does not currently expect known matters to have a material adverse effect on the Company’s business, results of operations, liquidity, or financial condition, the outcome of legal proceedings is inherently uncertain, and an unfavorable resolution could have a material impact in a particular reporting period. The Company maintains insurance coverage that may provide coverage for certain losses and related legal costs.
SEC Investigation
The Audit and Governance Committee of the Board of Directors engaged in a review of certain accounting practices applied to the Company’s financial statements through December 31, 2022. The Company proactively and voluntarily self-reported the review to the SEC. In connection with this matter, the Company received a document subpoena from the SEC in September 2023. The Company is cooperating with the SEC’s investigation and believes it has completed the production of information requested by the SEC. However, the Company cannot predict when such matters will be fully completed or the outcome or potential impact of this matter on its business, investor confidence or the price of its securities.

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
The accounting policies of the segments are the same as those described in “Note 2. Summary of Significant Accounting Policies.”
The Company's chief operating decision maker (“CODM”) is its Chief Executive Officer, who utilizes adjusted gross profit as the financial measure for assessing the performance of each segment. The CODM evaluates each segment's performance by comparing the current period's adjusted gross margin to those of prior periods and allocates resources based on the adjusted gross margin.
The following table includes segment revenue and significant segments expenses:

	Year ended December 31, 2025			Year ended December 31, 2024
(In thousands)	Obagi Medical	Milk Makeup	Total	Obagi Medical	Milk Makeup	Total
Net revenue	$161,627	$110,444	$272,071	$149,266	$124,602	$273,868
Adjusted cost of goods sold(1)	(38,403)	(38,951)	$(77,354)	(30,697)	(39,618)	$(70,315)
Adjusted gross profit	$123,224	$71,493	$194,717	$118,569	$84,984	$203,553
(1) Adjusted gross cost of goods sold excludes the fair value of the related party liability for the unfavorable discount to Obagi China Business as part of the Business Combination, the advanced purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the contract was terminated, and the Supply Agreement and Formulations intangible assets amortized to cost of goods sold.

	Year ended December 31, 2023
(In thousands)	Obagi Medical	Milk Makeup	Total
Net revenue	$117,651	$100,487	$218,138
Adjusted cost of goods sold(1)	(33,922)	(33,801)	$(67,723)
Adjusted gross profit	$83,729	$66,686	$150,415
(1) Adjusted gross cost of goods sold excludes the fair value of the related party liability for the unfavorable discount to Obagi China Business as part of the Business Combination, the amortization of the inventory fair value step-up as a result of the Business Combination, and the Supply Agreement and Formulations intangible assets amortized to cost of goods sold.

The following table reconciles total consolidated adjusted gross profit to consolidated net loss before and after income taxes:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Adjusted gross profit	$194,717	$203,553	$150,415
Amortization of the fair value of the related party liability(1)	—	(2,260)	(4,058)
Discontinued product write-off(2)	494	2,864	—
Amortization of the inventory fair value adjustment(3)	—	—	1,691
Amortization impact of intangible assets(4)	11,205	11,205	11,205
Selling, general and administrative	247,984	245,297	223,508
Loss on impairment of goodwill	152,018	5,031	—
Interest expense, net	25,094	17,155	18,906
Loss on extinguishment of debt	24,398	—	—
Gain on sale of trademark	(5,679)	—	—
Loss on acquisition	6,233	—	—
Change in fair value of derivative liabilities	(3,695)	(23,627)	10,337
Change in contingent consideration liabilities	(861)	—	—
Other expenses (income), net	(229)	(3,574)	1,769
Loss before income taxes	$(262,245)	$(48,538)	$(112,943)
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China Business as part of the Business Combination.
(2) Relates to the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the contract was terminated.
(3) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(4) The Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.
The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented. All of the Company’s long-lived assets are located in the U.S.
19. EMPLOYEE BENEFIT PLAN
The Company sponsors a Section 401(k) retirement plan and pension plans for employees in the U.S. and the United Kingdom. During the year ended December 31, 2025, the year ended December 31, 2024, and the year ended December 31, 2023 the Company’s contributions to the plan were $1.2 million, $1.3 million, and $1.2 million, respectively.
20. SUBSEQUENT EVENTS
Amendment to the Lumina Credit Agreement
On March 9, the Lumina Borrowers entered into the First Amendment to the Lumina Credit Agreement, with the Lumina Administrative Agent and the lenders named therein, whereby the Borrowers, among other things, suspended the date to commence the financial covenant to December 31, 2026.

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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The Memorandum and Articles of Association of the Company were amended by the shareholders’ special resolutions passed on October 28, 2024 and are incorporated by reference in this Report as Exhibit 1.1.
C.Material Contracts
Material Contracts Relating to Waldencast Plc’s Operations
Lumina Credit Agreement
On November 14, 2025, the Company, along with its indirect wholly-owned subsidiaries, the Lumina Borrowers, entered into the Lumina Credit Agreement with the Lumina Administrative Agent and the Lenders. The Lumina Credit Agreement provides for the Term Loans comprised of (i) a tranche of Term Loans in an aggregate principal amount of $195.0 million and (ii) a tranche of Term Loans in an aggregate principal amount of $30.0 million. On the Lumina Closing Date, the Lenders funded the Term Loans. The proceeds of the Term Loans were used to (i) repay in full all outstanding amount under, and terminate, the TCW Credit Agreement, (ii) pay fees and expenses relating to certain transactions contemplated by the Lumina Credit Agreement, and (iii) fund working capital and for general corporate purposes. The Term Loans mature on the Maturity Date and bear interest at an initial fixed rate of 14.75% per annum from the Lumina Closing Date until November 17, 2026, and the interest rate will increase by 0.25% for each three-month interval thereafter. The interest is payable in kind in arrears of each three-month interval after the Lumina Closing Date. The Term Loans have no scheduled amortization payments prior to the Maturity Date.
With respect to the Term Loans, certain prepayments prior to the Maturity Date will be subject to a prepayment premium equal to (i) if such prepayment is made on or prior to the Targeted Liquidity Event Date (as defined in the Lumina Credit Agreement), an additional amount, which represents a minimum guaranteed return on the Term Loans and is calculated as a multiple of the principal being repaid, prepaid or accelerated that is 1.20:1.00, which is reduced to 1.015:1.00 for certain prepayments, (ii) if such prepayment is made after the Targeted Liquidity Event Date but on or prior to the date that is fifteen months after the Lumina Closing Date, 7.5% of the aggregate amount of all Term Loans so prepaid, and (iii) if such prepayment is made after the date that is fifteen months after the Lumina Closing Date, 5.00% of the aggregate amount of all Term Loans so prepaid. Obligations under the Lumina Credit Agreement are (i) secured by a first priority lien on substantially all of the assets of the Lumina Borrowers and Obagi Holdings, and (ii) guaranteed by the Lumina Borrowers, Lumina Parent Guarantor and Obagi Holdings, in each case, subject to customary exceptions and limitations.
The Lumina Credit Agreement contains (i) customary representations and warranties, (ii) affirmative covenants including, among other things, with respect to the (A) under certain circumstances, providing the Lenders with the right to appoint an investment bank to effect a Liquidity Event (as defined in the Lumina Credit Agreement), (B) appointment of an authorized representative by the Lenders that hold more than 50% of the outstanding Tranche B Term Loans which representative is entitled to attend (but not entitled to vote at) (x) each meeting of the Company’s Board and (y) each meeting of the Lumina Borrowers’ or certain of their subsidiaries’ boards of directors on which another member of the Company’s Board serves as a director, and (C) issuance of certain warrants to the Lenders that hold Term Tranche B Loans to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding on or prior to July 1, 2026, so long as any Term Tranche B Loans are then outstanding, (iii) negative covenants including, among other things, limitations on the Lumina Parent Guarantor to engage in any material business activities and limitations on the ability of the Lumina Borrowers, the Lumina Parent Guarantor and certain of their subsidiaries to incur indebtedness, create liens, make investments, enter into mergers, consolidations and other similar transactions, dispose of assets, declare dividends, enter into certain transactions with their affiliates, enter into sale and leaseback transactions, change in nature of business, amend organization documents, change in accounting policies and financial reporting practices and prepay or amend the terms of junior debt and (iv) events of defaults, including, among other things, nonpayment, misrepresentation, cross-default with other indebtedness and breach of certain covenants.
Additionally, the Lumina Credit Agreement requires the Company, the Lumina Borrowers and their subsidiaries to comply with a financial covenant to maintain a maximum Total Leverage Ratio (as defined in the Lumina Credit Agreement) of 6.50 to 1.00 with steps down over time to 2.50 to 1.00, which commences on the Targeted Liquidity Date. On March 9, the Lumina Borrowers entered into the First Amendment to the Lumina Credit Agreement, with the Lumina Administrative Agent and the lenders named therein, whereby the Borrowers, among other things, suspended the date to commence the financial covenant to December 31, 2026.
TCW Credit Agreement
On March 18, 2025, the Company along with Milk Makeup and Obagi Cosmeceuticals entered into the TCW Credit Agreement, which provided for a secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million. The proceeds of the initial borrowing under the TCW Credit Agreement were used to, among other things, repay in full all outstanding amounts under, and terminate, the JPM 2022 Credit Agreement. The TCW agreement was then amended to provide temporary covenant relief. In November 2025, the proceeds of borrowing under the Lumina Credit Agreement were used to repay in full all outstanding amounts under, and terminate, the TCW Credit Agreement.
Acquisition of Novaestiq Corp.
On July 22, 2025, Waldencast plc, together with its newly-formed and wholly-owned subsidiary, Novaestiq Holding LLC, a Delaware limited liability company, entered into a common stock purchase agreement with NVQ Investors Holding, LLC, a Delaware limited liability company, Croma-Pharma GmbH, a company organized under the laws of Austria, and Novaestiq Corp., a Delaware corporation. Pursuant to the terms and conditions of the Stock Purchase Agreement, the Company purchased 100% of Novaestiq’s issued and outstanding shares of common stock, par value $0.0001 per share. In connection with the Stock Purchase Agreement, Waldencast plc entered into a registration rights agreement and agreed to provide Croma and Novaestiq certain registration rights to the Class A ordinary shares issued pursuant to or in connection with the Stock Purchase Agreement.
Novaestiq owns, among other things, the exclusive rights to commercialize and distribute certain late-stage cosmetic filler products in the brand name of Saypha® in the United States, subject to approval of such Products by the U.S. Food & Drug Administration. Saypha® is recognized globally as a proven, safe and efficacious hyaluronic acid injectable with high levels of patient satisfaction. Saypha® is distinguished by its proprietary technology delivering advanced HA treatments through a stable 3D matrix designed to provide natural-looking results with optimally balanced gel characteristics. This technology powers a portfolio of clinically proven products that lead in multiple performance categories including high HA content at injection, ideal gel distribution, and consistent injection force and swelling behavior. Saypha®, a product of Croma-Pharma GmbH, is developed and manufactured in Austria and marketed in over 80 countries, leveraging 40 years of expertise in HA-based treatments with more than 110 million syringes produced. We believe this global reach and deep market insight allow for the delivery of trusted, personalized care to patients and professionals worldwide.
Under the terms of the definitive agreement relating to the transaction, Waldencast agreed to acquire Novaestiq in exchange for (i) certain amount of cash payable at closing, (ii) certain additional ongoing royalties based on net sales of Saypha® products, and (iii) the contingent issuance of Class A ordinary shares of a par value of $0.0001 per share (equal to approximately 7% of Waldencast’s fully diluted Class A ordinary shares as of July 22, 2025), based on the receipt of FDA approval relating to the Saypha® products (triggering the issuance of 3,273,000 Class A ordinary shares) and the achievement of cumulative net revenue thresholds of (1) $100 million (triggering the issuance of an additional 3,273,000 Class A ordinary shares) and (2) $200 million (triggering the further issuance of 3,273,000 Class A ordinary shares), respectively, reflecting meaningful long-term commercial targets, with (1) and (2) being earnable until June 20, 2031.
On the date of acquisition, Saypha® MagIQ™ and Saypha® ChIQ™ were undergoing FDA approval. On September 10, 2025, the Company announced the FDA approved Obagi Saypha® MagIQ™ as an injectable hyaluronic acid gel in the U.S., upon which 3,273,000 Class A ordinary shares were issued to NVQ Holding (on behalf of itself and its shareholders) and Croma. As of the date of this Report, the ChIQ™ line of injectable HA fillers remains subject to FDA approval.. See “Item 8. Financial Information—Note 3. Acquisitions and Strategic Transactions” for further information on the acquisition.
Contracts Material to Our Obagi Medical and Milk Makeup Businesses
Information relating to agreements that are material to our Obagi Medical business and Milk Makeup business can be found in “Item 4. Information on the Company—4.B. Business Overview” of this Report.
Obagi Japan Trademark Agreement
On November 13, 2025, Obagi Cosmeceuticals entered into a strategic transaction with Rohto, a global health and beauty company, with respect to the Obagi brand in Japan by entering into a trademark transfer agreement and coexistence agreement dated the same date.
Under the terms of the Trademark Transfer Agreement, Obagi Cosmeceuticals has agreed to sell, assign, and irrevocably transfer to Rohto the ownership of certain specified trademarks, including all of those related to the "Obagi” brand registered with the Japan Patent Office and World Intellectual Property Organization for Japan and perpetual license, and distribution rights related to such Obagi Japan Trademarks in Japan. This transfer grants Rohto the sole and exclusive ownership of the Acquired Rights in Japan for an aggregate purchase price of $82.5 million. Concurrently, the parties have mutually terminated certain prior licensing and supply agreements.
In conjunction with the transfer of the Acquired Rights, the parties have entered into a Trademark Coexistence Agreement to ensure that the use and registration of the Obagi Japan Trademarks by Rohto within Japan and by Obagi Cosmeceuticals and its affiliates outside of Japan do not result in consumer confusion. The Trademark Coexistence Agreement establishes a clear geographic delineation of the markets, with Rohto focused exclusively on the Japanese market and Obagi Cosmeceuticals and its affiliates retaining their rights in all other territories globally.
The majority of the proceeds received in connection with this transaction are intended to be used to repay a portion of the Lumina Credit Agreement, with the remainder used to fund ongoing operational expenses.

The foregoing description of the Trademark Transfer Agreement and Trademark Coexistence Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Trademark Transfer Agreement and Trademark Coexistence Agreement, which are incorporated by reference hereto as Exhibit 4.11 and Exhibit 4.12.
Material Contracts with Directors, Executive Officers, Major Shareholders and Related Parties
The information relating to material agreements with our directors and executive officers, major shareholders and related parties can be found in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” of this Report.
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

Although WAC likely met the PFIC income or asset tests for the Start-Up Year, the start-up exception is expected to apply to prevent such entity from being treated as a PFIC for the taxable year ending on December 31, 2021 (the “Start-Up Year”) provided that the combined company did not meet either test in the two subsequent taxable years. Based on the timing of the Business Combination and the assets and income of the combined company, we do not believe we met either test for our taxable years ended December 31, 2023, December 31, 2024 or December 31, 2025. However, because PFIC status is an annual factual determination, we may become a PFIC in future if the composition of our income or assets, or the market price of our Class A ordinary shares, were to change. Accordingly, there can be no assurance with respect to the PFIC status of Waldencast for the current taxable year or any future taxable year.
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
The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. If our Class A ordinary shares are delisted from Nasdaq (and are not otherwise regularly traded on another national securities exchange that is registered with the SEC), our Class A ordinary shares would generally not be treated as “marketable stock” for such purposes, and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our Class A ordinary shares. Any mark-to-market election that is otherwise in effect with respect to our Class A ordinary shares at the time that they are delisted would generally terminate automatically, effective as of the beginning of the U.S. Holder’s taxable year in which the delisting occurs. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of WAC Class A ordinary shares or the Class A ordinary shares under their particular circumstances, as well as regarding any mark-to-market elections previously made with respect to WAC Class A ordinary shares or our Class A ordinary shares.
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

Jersey Tax Considerations, for the period through October 29, 2024 and United Kingdom Tax Considerations for the period thereafter
This summary of both Jersey and UK taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in our Class A ordinary shares. The following summary of the anticipated treatment of Waldencast and holders of Class A ordinary shares (other than residents of Jersey and/or the United Kingdom) is based on Jersey and United Kingdom taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes after such date. It does not constitute legal or tax advice and does not address all aspects of relevant tax law and practice (including such tax law and practice as it may apply to land or buildings). Legal advice should be taken with regard to individual circumstances. Prospective investors in our Class A ordinary shares should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of Waldencast Class A ordinary shares under the laws of any jurisdiction in which they may be liable to taxation.
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
We were resident for tax purposes in Jersey and subject to tax in Jersey for the period to October 29, 2024, the point at which the Company migrated its tax residency to the United Kingdom.
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
Withholding Tax
Dividends received from subsidiaries are exempt from UK Corporation Tax, provided certain conditions are met, while dividends paid by the Company to shareholders are generally not subject to UK withholding tax. Withholding tax can also apply in interest, royalty and other scenarios to the extent that double tax treaties do not shield exposure.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” the Company is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company may, but is not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Warrants
As of December 31, 2025, there were 12,921,042 warrants outstanding that had been issued in our initial public offering (the “Public Warrants”) and 16,612,140 private placement warrants (together with the Public Warrants, the “Warrants”, and, individually, the “private placement warrants”). The private placement warrants are identical to the Public Warrants in all material respects. The Warrants entitle the holder to purchase one Waldencast Class A ordinary share at an exercise price of $11.50 per share. The Public Warrants will expire on July 27, 2027 (i.e., five years after the completion of the Business Combination), at 5:00 p.m., New York City time, or earlier upon redemption or liquidation in accordance with their terms.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None/not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None/not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act),are required to be designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information relating to the Company is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025 (the end of the period covered by this Report). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2025, were not effective because of material weaknesses in internal control over financial reporting as described below.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated

Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025, due to the material weaknesses described below.
Material Weaknesses
A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported in the Company’s 2024 Annual Report on Form 20-F as filed with the SEC on March 20, 2025, management of the Company had identified material weaknesses primarily related to controls around the accounting process. Based upon the current year evaluation by our Chief Executive Officer and Chief Financial Officer, we have concluded that we continue to have material weaknesses in each of the components of the COSO framework. The identified material weaknesses related to the lack of a formal and documented risk assessment process by the Company; that not all control activities, including the delegation of authority control, have been implemented or are operating effectively; and insufficient monitoring of the control environment.
Remediation Plan and Status
Management has been actively engaged in ongoing remediation efforts to address the material weaknesses. We have continued to make enhancements to our control environment throughout 2025 and to date by improving oversight, communication of expectations, emphasizing the importance of internal controls and creating a more robust internal control environment. We plan to continue improving the operating effectiveness of our internal controls over financial reporting and the timeliness of those procedures for full compliance with Section 404(b) of the Sarbanes-Oxley (“SOX 404(b)”) Act during the year ending December 31, 2026. Management’s ongoing commitment to organizational improvements and remediation efforts included, but were not limited to, the following actions:
•We implemented a system to document the approval of contracts in accordance with an established delegation of authority. We are currently strengthening the consistent application and oversight of our delegation of authority to ensure consistent compliance and to address prior deficiencies in the operating effectiveness of our control activities;
•We conducted and documented two comprehensive risk assessment processes during 2025. We are currently engaged in the ongoing refinement of this process to ensure its effectiveness and long-term sustainability as part of our broader remediation effort;
•We engaged a third‑party SOX advisory firm to support SOX 404(b) readiness, including risk assessment, control design, documentation, testing, and remediation, with the objective of achieving effective internal control over financial reporting for the fiscal year ending December 31, 2026;
•Our third-party SOX advisory firm completed a design assessment of our Information Technology General Controls (ITGCs). By establishing this firm ITGC foundation, we are streamlining and paving the way for greater efficiencies in our business process controls, ensuring the underlying systems are reliable and secure;
•We hired a specialized technical accounting and financial reporting personnel. This expansion of our internal expertise is designed to strengthen our accounting policies and financial reporting controls while ensuring compliance with U.S. GAAP and SEC requirements; and
•We enhanced the design, formal documentation, and evaluation processes for both business process controls and information technology general controls. These improvements represent a more robust and disciplined approach to our overall internal control environment.
While we have made significant progress towards the remediation of the material weaknesses noted above, management has concluded that the material weaknesses were not fully remediated as of December 31, 2025. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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
D. Changes in Internal Control over Financial Reporting
Other than as described above and under “Remediation Plan and Status,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year-ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that each of the members of the Audit and Governance Committee qualifies as independent under the Nasdaq Listing Rules applicable to members of our Board generally and under the Nasdaq Listing Rules and Exchange Act Rule 10A-3 specific to audit committee members. In addition, our Board has determined that Kelly Brookie and Juliette Hickman both meet the requirements for financial sophistication under the applicable Nasdaq Listing Rules and qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K..
ITEM 16B. CODE OF ETHICS
We have a code of ethics and business conduct that applies to all of our directors, officers and employees, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. Our code of ethics, as amended on March 12, 2025, is incorporated by reference as Exhibit 11.2 to this Report and is available on our website, www.waldencast.com. The information on or available through our website is not deemed incorporated in this Report and does not form part of this Report. We intend to make any legally required disclosures regarding amendments to, or waivers of, the provisions of its code of ethics on our website rather than by filing a Current Report on Form 6-K.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets out the aggregate fees for professional audit services and other services rendered by the Company’s independent registered public accounting firm, Deloitte & Touche LLP, for each of the periods presented:

(In thousands)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Audit fees[1]	$2,293	$3,856	$2,866
Tax fees[2]	325	321	459
Total fees	$2,618	$4,177	$3,325
1.Audit fees consist of professional services provided in connection with the audit of our annual financial statements and other audit or interim review services provided in connection with regulatory filings or engagements.
2.Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.
Audit Committee Pre-Approval Policies and Procedures
Our Audit and Governance Committee has adopted policies and procedures for the pre-approval of audit and permitted non-audit services to be performed by our independent registered public accounting firm, in accordance with the requirements of the Sarbanes-Oxley Act of 2002 and rules issued by the SEC. Under these policies, the Audit and

Governance Committee either pre-approves services prior to engagement or establishes specific pre-approval policies and procedures pursuant to which such services may be provided. The Audit and Governance Committee is informed of each service approved pursuant to such policies.
The policies prohibit the engagement of our independent registered public accounting firm to perform any non-audit services prohibited by applicable law or SEC rules and are designed to ensure that the provision of audit and permitted non-audit services does not impair the independence of our independent registered public accounting firm.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None/not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None/not applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None/not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a foreign private issuer, we are not subject to all of the corporate governance requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, while we submit interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. We also are exempt from the requirements to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. In addition, as a foreign private issuer, we are exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information.
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
ITEM 16H. MINE SAFETY DISCLOSURE
None/not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None/not applicable.
ITEM 16J. INSIDER TRADING POLICY
We have adopted an Insider Trading Policy, as amended on October 29, 2024, that applies to all directors, officers and employees of Waldencast and (a) their spouses, minor children, adult family members sharing the same house, and (b) any other person or entity over whom a person subject to the policy has substantial influence or control when it relates to decisions to purchase or sell securities. The Insider Trading Policy, which applies to any purchases and sales of our securities (including ordinary shares, warrants, shares issued under stock options, RSUs or other equity awards, and if we ever issue them preferred shares, bonds or debt securities or convertible debentures and warrants) is designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. The foregoing description of the Insider Trading Policy, as amended is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is incorporated by reference as Exhibit 11.1 to this Report and the terms of which are incorporated by reference herein.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities, and review our cybersecurity policies, processes, and practices. To help protect our information systems from cybersecurity threats, we use a suite of security and business continuity tools that are designed to help us proactively identify, monitor, escalate, investigate, resolve, and recover from security incidents in a timely manner. Our cybersecurity training and testing program helps ensure awareness and knowledge of cybersecurity best practices for all departments.
Our information technology department, led by our Chief Technology Officer (“CTO”), in connection with management and legal, assesses risks based on probability and potential impact to key business systems and processes. Our CTO has over two decades of expertise in managing information security, developing cybersecurity strategies and internal awareness programs, and implementing effective cybersecurity programs, including serving as chief information officer for over 10 years in previous roles. Our CTO leads the assessment and management of cybersecurity risks, including business continuity planning, incident response and regular disaster recovery testing.
We take a risk-based approach to cybersecurity and have implemented cybersecurity policies and practices throughout our operations that are designed to address cybersecurity threats and incidents.
Key elements of our cybersecurity risk management program include, among others, the following:
•Deployment of monitoring tools designed to identify material cybersecurity risks within our enterprise IT environment and critical systems;
•Engagement of external service providers to assess, test, or audit specific aspects of our security controls and processes;
•Regular cybersecurity awareness training for employees, including phishing simulations and threat scenarios;
•A cybersecurity incident response plan that establishes procedures for identifying, containing, and remediating incidents, and includes a materiality assessment framework with escalation protocols to senior leadership to determine reporting requirements;

•Third-party risk management processes to review service providers based on their criticality to our operations and their respective risk profiles; and
•Cybersecurity insurance coverage to mitigate potential financial impacts.
Throughout 2025, we undertook significant steps to enhance our cybersecurity posture. Specifically, we focused on the hardening of our digital workplace and cloud ecosystem and reinforced the security of our endpoints by deploying advanced protection tools, remote control capabilities, and enhanced endpoint monitoring.
Furthermore, we have updated our security policies to reflect the evolving threat landscape and completed a comprehensive assessment of our critical applications conducted by an independent third party and implemented a company-wide cybersecurity awareness program aimed at ensuring knowledge of best practices permeates all departments.
For additional description of cybersecurity risks and potential related impacts on the Company, refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Technology, E-Commerce, and Cybersecurity—We are dependent on information technology systems and infrastructure; if we, or the third parties we rely on, fail to protect sensitive information of our consumers and information technology systems against security breaches, it could damage our reputation and brand and substantially harm our business.”

Governance
Our Board oversees our risk management process, including as it pertains to cybersecurity risks, through the Audit and Governance Committee. The Audit and Governance Committee oversees our risk management program, which focuses on the most significant risks we face. Meetings of the Audit and Governance Committee include discussions of specific risk areas throughout the year, including cybersecurity incidents, reporting of which is required by our internal incident response protocol.
PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1. See “Item 8. Financial Information.”
ITEM 19. EXHIBITS
EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Memorandum and Articles of Association of Waldencast plc (incorporated by reference to Exhibit 3.1 to the Report on Form 6-K filed with the SEC on October 30, 2024).

1.2
Waldencast Partners LP Amended and Restated Exempted Limited Partnership Agreement, dated as of July 27, 2022 (incorporated by reference to Exhibit 1.2 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on March 20, 2025).

2.1+
Specimen ordinary share certificate of Waldencast plc (incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC on April 27, 2022).

2.2
Warrant Agreement, dated March 15, 2021, between Waldencast Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (Reg. No. 001-40207), filed with the SEC on March 18, 2021).

2.3
Amendment to Warrant Agreement, dated as of December 1, 2022, by and among Waldencast plc, Continental Stock Transfer & Trust Company, and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on December 5, 2022).

2.4*	Description of the Registrant’s Securities

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

4.5	Waldencast plc 2022 Incentive Award Plan (incorporated by reference to Exhibit 4.9 to the Report on Form 20-F/A (Reg. No. 001-40207), filed with the SEC on August 3, 2022).

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

4.8
Form of 2023 Subscription Agreement, by and between the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on September 18, 2023).

4.9	Waldencast plc 2022 Inducement Incentive Award Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (Reg. No. 333-268108), filed with the SEC on November 1, 2022).

4.10
Credit Agreement, dated November 14, 2025, by and among Milk Makeup LLC, and Obagi Cosmeceuticals LLC, as borrowers, Waldencast plc, as the parent guarantor, the lenders party thereto and LSSF II Offshore Investments, LP, as administrative agent (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on November 24, 2025).

4.11
Trademark Transfer Agreement, dated November 13, 2025, by and between Rohto Pharmaceutical Co., Ltd. and Obagi Cosmeceuticals LLC (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on November 24, 2025).

4.12
Trademark Coexistence Agreement, dated November 13, 2025, by and between Rohto Pharmaceutical Co., Ltd. and Obagi Cosmeceuticals LLC (incorporated by reference to Exhibit 99.4 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on November 24, 2025).

4.13
Stock Purchase Agreement dated July 22, 2025, by and among the Waldencast plc, Novaestiq Holding LLC, NVQ Investors Holding, LLC, Croma-Pharma-GmbH and Novaestiq Corp (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on July 23, 2025).

4.14
Registration Rights Agreement dated July 22, 2025, by and among Waldencast plc, NVQ Investors Holding, LLC, Croma-Pharma-GmbH and each member of NVQ Investors Holding, LLC (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on July 23, 2025).

4.15
Credit Agreement, dated November 14, 2025, by and among Milk Makeup LLC, Obagi Cosmeceuticals LLC, Waldencast plc, as the parent, the lenders party thereto and LSSF II Offshore Investments, LP, as administrative agent (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (Reg. No. 001-40207), filed with the SEC on November 24, 2025).

4.16*
First Amendment to Credit Agreement, dated March 9, 2026, by and among Milk Makeup LLC, Obagi Cosmeceuticals LLC, Waldencast plc, as the parent, the lenders party thereto and LSSF II Offshore Investments, LP, as administrative agent.

8.1*	Subsidiaries of Waldencast plc.

11.1	Insider Trading Policy, as amended October. 29, 2024 (incorporated by reference to Exhibit 11.1 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on March 20, 2025).

11.2	Code of Ethics, as amended March 12, 2025 (incorporated by reference to Exhibit 11.2 to the Report on Form 20-F (Reg. No. 001-40207), filed with the SEC on March 20, 2025).

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

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
+Portions of this exhibit have been omitted pursuant to the Instructions as to Exhibit of Form 20-F on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.
†    Pursuant to Instructions as to Exhibit of Form 20-F, certain schedules and exhibits have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WALDENCAST PLC

March 13, 2026	By:	/s/ Manuel Manfredi
Name: Manuel Manfredi
Title: Chief Financial Officer and Principal Financial Officer